

FROM THE OFFICE OF Donna L. Ornstein
DIRECT TEL 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca





October

FILE NUMBER 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549



Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
OCT 2 3 2007
THOMSON
FINANCIAL

I:\Securities\ReidCo\Public\50277\USSEC\2007\Oct Ltr.doc

Exemption No. 82-1209

October 1, 2007



GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Technical Report and Consent of Qualified Person as referred to in the press release dated September 5, 2007
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of	

Document Name or Information	Documents Filed
Securityholders including:	
(a) charter documents	Not Applicable
(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
(c) any securityholder rights plans or similar plans	Not Applicable
(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p) Prospectus	Not Applicable
(q) Amendment to Prospectus	Not Applicable
(r) Takeover Bid Circular	Not Applicable
(s) Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t) Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Technical Report and Consent of Qualified Person as referred to in the press release dated September 5, 2007
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

RICHARDSON GEOLOGICAL CONSULTING LTD.
4569 WEST 13TH AVENUE, VANCOUVER, B.C. V6R 2V5
TELEPHONE: (604) 224-4272

September 11, 2007

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Re: GGL Diamond Corp. (the "Issuer")

1. I confirm that I, Paul W. Richardson, Ph.D., P.Eng., have prepared a technical report entitled "The McConnell Creek Property" dated August 30, 2007 with respect to the Issuer's McConnell Creek Property, British Columbia (the "Report");

2. I consent to the written disclosure of the Report and of extracts from or a summary of the Report by the Issuer as included in the Issuer's press release of September 5, 2007 ("Press Release");

3. I confirm that I have read the disclosure in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release; and

4. I hereby consent to the public filing of the Report with the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange.

Yours truly,

Paul W. Richardson, Ph.D., P.Eng.

Exemption No. 82-1209

RICHARDSON GEOLOGICAL CONSULTING LTD.
4569 WEST 13TH AVENUE, VANCOUVER, B.C. V6R 2V5
TELEPHONE: (604) 224-4272

Technical Report

43-101F1

THE McCONNELL CREEK PROPERTY

OMINECA MINING DIVISION, BRITISH COLUMBIA

NTS 94D/15E & 94D/16W

Latitude 56°52' N ; Longitude 126°27' W

Prepared for

GGL DIAMOND CORP.

Prepared by

PAUL W. RICHARDSON, Ph.D., P.Eng.

Vancouver, BC Aug. 30, 2007

PROFESSIONAL PROVINCE OF P.W. RICHARDSON BRITISH COLUMBIA ENGINEER

Form 43-101F1
Technical Report

Table of Contents

THE McCONNELL CREEK PROPERTY

CONTENTS OF THE TECHNICAL REPORT

ITEM 1: TITLE PAGE

ITEM 2: TABLE OF CONTENTS

ITEM 3: SUMMARY i

ITEM 4: INTRODUCTION 1

ITEM 5: RELIANCE ON OTHER EXPERTS 5

ITEM 6: PROPERTY DESCRIPTION AND LOCATION 6

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 8

ITEM 8: HISTORY 9

ITEM 9: GEOLOGICAL SETTING 12

ITEM 10: DEPOSIT TYPES 12

ITEM 11: MINERALIZATION 13

ITEM 12: EXPLORATION 17

ITEM 13: DRILLING 17

ITEM 14: SAMPLING METHOD AND APPROACH 18

ITEM 15: SAMPLE PREPARATION, ANALYSIS AND SECURITY 19

ITEM 16: DATA VERIFICATION 20

ITEM 17: ADJACENT PROPERTIES 20

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING 20

ITEM 19: MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 21

ITEM 20: OTHER RELEVANT DATA AND INFORMATION 21

ITEM 21: INTERPRETATION AND CONCLUSIONS 21

ITEM 22: RECOMMENDATIONS 22

ITEM 23: REFERENCES 24

ITEM 24: DATE AND SIGNATURE PAGE 27

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 29

ITEM 26: ILLUSTRATIONS 29

Figures and Tables

FIGURE 1 - LOCATION MAP ....1:2,000,000..p.2

FIGURE 2 - ACCESS MAP ....1:250,000..p.3

FIGURE 3 - CLAIM MAP & SAMPLED AREAS................ .1:50,000..p.4

FIGURE 4 - COMPILATION MAP.....................................1:50,000......... following appendix 3

FIGURES 5a, 5b, and 5l - SOIL ANALYSES ....1:50,000.........following appendix 3

The following figures are oversized and therefore not reproduced in this report. Copies of these figures are available from the Company upon request.

(5c) - Pb (ppm)
(5d) - Zn (ppm)
(5e) - Ag (ppm)
(5f) - Ni (ppm)
(5g) - Co (ppm)
(5h) - Mn (ppm)
(5i) - Fe (%)
(5j) - As (ppm)
(5k) - U (ppm
(5m) - Th (ppm)
(5n) - Sr (ppm)
(5p) - V (ppm)
(5q) - Ca (%)
(5r) - P (%)
(5s) - La (ppm)
(5t) - Cr (ppm)
(5u) - Mg (%)
(5v) - Ba (ppm)
(5w) - Ti (%)
(5x) - B (ppm)
(5y) - Al (%)
(5z) - Na (%)
(5aa) - K (%)
(5ac) - Hg (ppm)
(5ad) - Sc (ppm)
(5af) - Ga (ppm)

FIGURES 6a, 6b – SOIL GEOCHEMICAL ANOMALIES..........1: 50,000....Following appendix 3

FIGURE 7 - COPPER SHOWING......................................1: 2,500 .... Following p.29

FIGURE 8 - TRENCH SAMPLING......................................1: 50 .... Following p.29

FIGURE 9 - GOLD ZONE COMPILATION............................1: 10,000 .... Following p.29

FIGURE 10 - MAIN GOLD ZONE..1: 2,500 .... Following p.29

FIGURE 11 - VLF-EM... 1: 50,000 .... Following p.29

FIGURE 12 - Cu ANOMALIES 18-20..................................1:10,000............... Following p.29

FIGURE 13 - Cu ANOMALIES 8-14....................................1:10,000............... Following p.29

TABLE 1 - SUMMARY OF WORK p.10

TABLE 2 - SUMMARY OF SIGNIFICANT TRENCH ASSAYS p.15

TABLE 3 - DIAMOND DRILL HOLES p.17

TABLE 4 - SIGNIFICANT DIAMOND DRILL HOLE INTERCEPTS...p.18

TABLE 5 - Comparison of various elements with Cu-in-Soil anomalies ....Following appendix 3

TABLE 6 - Comparison of various elements with Au-in-Soil anomalies ....Following appendix 3

APPENDIX 1 - GEOCHEMICAL ANALYSIS CERTIFICATES

APPENDIX 2 - CLAIM STAKING

APPENDIX 3 - THE 2005 AND 2006 SOIL SAMPLE ANALYSIS PROGRAMS

ITEM 3: SUMMARY

The McConnell Creek gold-copper property is in the Omineca Mining Division, British Columbia, at latitude 56°52'N; longitude 126°27'W on NTS Maps 94D/15E and 94D/16W. The property is 780 km north of Vancouver, BC, and is 400 km northwest of Prince George. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road to the Kemess mine area. Gold-bearing veins and shear zones were discovered by Jack Gerlitzki and John Leontowich on the McConnell Creek property in 1947. The property was acquired by GGL Diamond Corp., formerly named Gerle Gold Ltd., in 1981.

The McConnell Creek property is 15 km long, and covers a roof pendant of metamorphosed basic volcanic rocks and related sediments which is about 600 m wide and is bounded by monzodioritic rocks. Ultramafic rocks occur in the area. The rocks of the roof pendant have been metamorphosed to amphibolite gneiss, and host several shear zones including the one hosting the main gold showing. High-grade copper showings are exposed along McConnell Creek west of the roof pendant. This combination of mixed volcanic and sedimentary rocks cut by regional structures plus the presence of ultramafic rocks in the area greatly increases the importance of any gold and copper showings on the property.

Since 1983, the band of amphibolite gneiss has been explored by geological, geochemical and geophysical surveys on widely spaced lines and by trenching and diamond drilling. Zones of gold-bearing quartz veins were partially outlined and the veins continue to depth and along strike beyond the drilled area. The soil geochemical surveys were done to extend the gold-bearing zones and to explore for new ones. The geochemical surveys revealed extensive copper-in-soil geochemical anomalies that only partially coincide with the known gold mineralization. The main quartz zone appears to be only one of several gold-bearing quartz zones in a branching quartz vein system several kilometres long.

The 1983 soil sample results outlined gold-in-soil anomalies spatially related to the quartz veins plus irregularly scattered single-sample anomalies elsewhere in the area of the gneiss. The soil samples were analyzed for gold only. Later, in 1989, a program of more closely-spaced soil samples was done. These later samples were analyzed for Ag, As, Au, Cu, Pb and Zn, but not for Mo, a metal of increasing interest in porphyry deposits. Present analytical methods routinely provide analyses for many additional elements, including Cu and Mo, which were not measured in the 1983 survey. It was decided that additional work on the available soil sample pulp rejects could give valuable information about metal distribution on the property. The program of doing additional analyses was begun in 2005 by recovering and analyzing 1,605 samples that had been collected on the Central and South grids in 1989 (Richardson, 2005). The approach was very cost-effective, and it was decided to do a similar program on the area north of Snowslide Creek for which stored soil pulps were also available. Additional analyses were performed on stored pulps from 1,713 soil samples that had been collected in 1983. These results were plotted on a series of 1:10,000 maps in order to compare the amounts of the various elements with each other and with the geology and geophysics.

In 1991, GGL Diamond Corp., formerly named Gerle Gold Ltd., staked a high-grade copper occurrence with Cu-Au porphyry potential exposed along McConnell Creek west of the roof pendant. The copper occurs in a series of branching, sulphide-rich veinlets cutting granodiorite. With the development of the large Cu-Au Kemess mine 15 km northwest of the McConnell Creek property, road access to the McConnell area has been greatly improved and a power line, which passes eight km west of the McConnell Creek property, services the mine. With this improved access and with high-grade copper mineralization outcropping along McConnell Creek, plus several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein system, the McConnell Creek property has become a good exploration target.

There are areas of copper and gold mineralization and geophysical and

geochemical anomalies that have not been adequately tested. The Cu-in-soil and Au-in-soil anomalies only partially exhibit a spatial relationship. The gold is related to a series of reticulating conductors within the roof pendant and the copper is more closely related to east-west cross faulting in the vicinity of the gold showings. A separate area rich in copper lies three kilometres west of the gold showing adjacent to McConnell Creek. To explore the property, the next steps should include geochemical surveying, induced polarization surveys and diamond drilling. The soil geochemical survey should investigate the area between the gold showing and the copper showing and any other areas where geochemical anomalies are open.

The costs of the above program would be as follows:

Item			Quantity	Amount
Stage I				
A. Geochemistry				
i. Contour soil lines on the SW slope below the roof pendant				
say 1,550 samples @ $23/sample				$36,000
ii. Plotting and mapping = $4.00/sample				$ 6,200
				$42,200
B. Geophysics				
i. One detail area with 11 lines 2 km long			22 km	
ii. Eight reconnaissance lines 3 km long			24 km	
iii. Six lines 2 km long to investigate new geochemical anomalies			12 km	
			58 km	
Cost of above:	Line Cutting @ $1,000/km	$3,000		
	I.P. Surveys @ $3,000/km	$1,000		
		$4,000 x 58 km		$232,000
			Total Stage I	$274,200
Stage II (contingent upon success of Stage I)				
Diamond Drilling – Assume 20 holes @ 100 m = 2,000 m @ $250/m				
			Total Stage II	$500,000
			Total Stage I and II	**$774,200**
			15% Contingency	**$116,130**
			Grand Total	**$890,330**

ITEM 4: INTRODUCTION

a) This technical report describing the McConnell Creek gold-copper (Au-Cu) property was prepared for GGL Diamond Corp.
b) It was written to assemble the large amount of available data in a form that would facilitate the discovery of additional gold and copper deposits on the property and also would fulfill the requirements of National Instrument 43-101.
c) The sources of data contained in the report are listed in ITEM 23 REFERENCES, the authors of which were or were supervised by Professional Engineers or Professional Geologists.
d) The Author of this report has inspected outcrops, trenches and diamond drill sites on the McConnell Creek property on several occasions, including October 18, 1986, September 24,1988 and August 18-22, 1991. After the completion of the survey done by Erik Ostensoe and Chris Hrkac in 1991, no field work has been done on the property. As a result, there have been no material changes on the property since this Author's last visit, and his experience is "current".

In 1981, GGL Diamond Corp., formerly named Gerle Gold Ltd., was formed to acquire a hard-rock gold prospect that was discovered by Jack Gerlitzki and John Leontowich in 1947 near the well-known McConnell Creek placer gold deposits (Figures 1 and 2). Placer gold had been mined for many years in McConnell Creek three km southwest of and down slope from the gold-bearing quartz vein system (Figure 3). Gold has been panned from Snowslide Creek which flows westward across the property near the gold zone (Figure 4). It was reasonable to assume that at least part of the gold in the McConnell Creek placers came from the quartz vein system. The property is underlain by rock types and regional fault structures similar to those that occur in major gold and base metal mining districts elsewhere in Canada.

Exploration by Gerle Gold Ltd. began with geological, geophysical and geochemical surveys along the amphibolite gneiss roof pendant that extends the



Sturdee Strip
Kemess Mine
McConnell Creek Property
Moosevale Strip
Sustut Copper
Johanson Strip (Johanson Lake)
Road To Resources
126° 00' W
124° 00' W
122° 00' W
N
Williston Lake
Peace River
Vega
Cat
Lorraine
56° 00' N
Germansen Landing
Mackenzie
Hazelton
Mt Milligan
Smithers
Stuart Lake
Fort St. James
Houston
Burns Lake
Vanderhoof
Prince George
54° 00' N
Fraser River
100
200
kilometres
PROFESSIONAL
PROVINCE OF
P.W. RICHARDSON
BRITISH
ENGINEER
McConnell Creek Property
Vancouver
CCL DIAMOND CORP.
McCONNELL CREEK PROPERTY
LOCATION MAP
Figure: 1
Date: 3/20/07
Office: Smithers
Declination 21° 45'E
Drawing: 2006091sw
Author: swalsh
Projection: Albers Equal Area Conic (Canada NAD83)
Scale: 1:2,000,000
Fig. 1



640,000 E
650,000 E
660,000 E
670,000 E
N
RANGES
6,330,000 N
Kemess North
SERRATED PEAK
Kemess South
6,320,000 N
Kemess Claims
6,310,000 N
McConnell Creek
Property
FOREST
6,300,000 N
Powerline
Resources
6,290,000 N
Moosevale Strip
6,280,000 N
Sustut
Copper
OMI
PROFESSIONAL
PROVINCE OF
P.W. RICHARDSON
BRITISH COLUMBIA
ENGINEER
Legend
Pinchi Lake—Ingenika Fault System
Powerline
Road
0
5
10
kilometres
GGL DIAMOND CORP.
MCCONNELL CREEK
PROPERTY
ACCESS MAP
Figure: 2
Date: 3/20/07
Office: smithers
Declination: 23° E
Drawing: 2006092sw
Author: MJH
Projection: UTM Zone 9, (NAD 27 for Alaska)
Scale: 1:250,000
fig.
2



GGL DIAMOND CORP.
MCCONNELL CREEK PROPERTY
CLAIM MAP & SAMPLED AREAS
Figure: 3
Date:03/20/07
Office: van
Declination: 23° E
Drawing: 2006093sw
Author: MJH
Scale: 1:50,000
Projection: UTM Zone 9 (NAD 27 for Canada)
650,000 E
655,000 E
6,310,000 N
6,305,000 N
N
North Baseline (324°)
South Baseline (326.5°)
Mineral Tenure No. 507737
Mineral Tenure No. 521609
Snowslide Creek
Camp
Gold Showing
Copper Showing
McConnell Creek
Access Road to Road To Resources
0 500 1,000
metres
Legend
Road
Claim Boundary
PROFESSIONAL
PROVINCE OF
P.W. RICHARDSON
BRITISH COLUMBIA
ENGINEER
fig. 3

length of the property (Figure 4; Belik, 1983). Emphasis was on gold because of the remoteness of the area and the consequent high cost of shipping base metal concentrates. Soil samples from this first soil survey were analyzed for Au only, but soil samples from later surveys, including the soil survey done in 1987 by Placer Dome, were analyzed for six elements including Ag, As, Au, Cu, Pb and Zn, but not for Mo. One copper-in-soil geochemical anomaly at 37+00NW extends over an area of 200 m by 800 m and has not been closed off (Figure 5b). Other copper-in-soil anomalies occur to the northwest and southeast along the strike of the amphibolite gneiss.

In 1991, the property was expanded westward to protect high-grade copper showings that outcrop along McConnell Creek (Figures 3 and 4). The copper occurs in a series of reticulating, sulphide-rich veinlets cutting granodiorite. In addition, several copper-in-soil geochemical anomalies occur between the gold-bearing, quartz vein system and the copper showing (Figure 4). Most of the area between the soil anomalies and the copper showing on McConnell Creek has not been explored using modern methods. These areas, anomalous in Cu, Au, Mo and other heavy metals, are large enough that their source or sources could be a porphyry deposit of substantial size.

ITEM 5: RELIANCE ON OTHER EXPERTS

In writing this report, the Author has relied upon the technical reports recording the results of several exploration programs done on the property. Each program was carried out or supervised by a Professional Engineer or Professional Geologist. The level of care taken by the management of GGL Diamond Corp. is reflected by the fact that company personnel were able to visit the company's storage facility 25 years after some of the soil samples were collected, partially analyzed and stored, and were able to recover the original samples for additional analysis. Mr. R. A. Hrkac, President of GGL Diamond Corp. since its inception, has worked with the Author on gold projects for Dome Mines Limited, a well-known gold mining company, and was familiar with, and applied, the standards of Dome Mines regarding the sampling, the preservation of the integrity of the samples during transportation to the assay office, and the organizing of long term

secure storage of the sample pulps. All samples were assayed or analysed at reputable assay laboratories that employed routine, internal check-assay procedures.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

See previous remarks regarding location descriptions.

a) The McConnell Creek property has an area of 4,878.225 hectares (hec).

b) It is in the Omineca Mining Division, British Columbia, at latitude 56°52'N; longitude 126°27'W on NTS Maps 94D/15E and 94D/16W (Figure 1). The property is 780 km north of Vancouver, and is 400 km northwest of Prince George. The camp is in the central part of the property at UTM Zone 9 (NAD 27) coordinates 6,306,850N; 654,570E.

c) The property is made up of two Mineral Tenures (Figure 3). The present claim status, subject to acceptance of the assessment report entitled "The 2006 Soil Geochemical Analysis Program on the McConnell Creek Project" dated December 28, 2006 by Paul W. Richardson, Ph.D., P.Eng., is as follows:

Name	Tenure No.	Record Date	Expiry Date	Area
McConnell	507737	2005/Feb/23	2009/Jun/30	4,453.841 hec.
Copper	521609	2005/Oct/28	2009/Jun/30	424.384 hec.
				4,878.225 hec.

d) The property is owned 100% by GGL Diamond Corp. Assessment work in the amount of $8/hectare/year must be done to maintain the property after the above Expiry Date.

e) On February 23, 2005, the Four-Post Claims, or legacy claims, making up the McConnell Creek property were converted to the cell claims of Mineral Tenure 507737. Additional ground, Tenure 521609, was added to the west of Tenure 507737 (Figure 3). The boundaries of the tenures are defined by UTM Coordinates.

f) The location of the major geological boundaries, known mineralized zones, lakes, creeks and roads are shown on Figure 4 relative to the outside property boundaries.

g) The author is not aware of any encumbrances to which the property is subject.

h) There are no known environmental liabilities other than drill roads and trenches. Trenches that did not reach bedrock were filled in. If trenches did reach bedrock and the exposures were of possible value in showing or developing the property, they were left open for future use and will be filled in later.

i) Permission must be obtained from the British Columbia Ministry of Forests and the British Columbia Ministry of Mines and Petroleum Resources to do additional line cutting, road building, trenching or drilling on the property. The exploration program must be planned in detail before these permissions are applied for. Reclamation bonding may be required.

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

a) The topography within the McConnell Creek property is moderate with alpine to sub-alpine vegetation on the hills and an open, evergreen forest in the valleys (Figure 3). Elevations range from 1,220 m to 1,840 m. The ground is swampy in some of the higher flat areas.

b) Access from Vancouver to the McConnell Creek property is by paved highway to Fort St. James and then by the good gravel 'Road to Resources', which goes north from Fort St. James to Manson Creek, Germansen Landing and the Kemess mine area (Figures 1 & 2). The McConnell Creek road branches off the 'Road to Resources' 30 km west of Johansen Lake (Figure 1). From the placer area on McConnell Creek, a 4.2 km dirt road gives access to the camp at Snowslide Creek in the centre of the claims (Figure 3). Rough drill roads give additional access to the central and northern parts of the property.

c) The nearest population centre is Fort St. James, 447 km by road to the south (Figure1). The area is serviced by trucks along the good gravel road to the Kemess property and by charter aircraft to several nearby lakes and gravel airstrips (Figure 1).

d) The climate is northern continental with short hot summers and fairly long cold winters.

e) The area has no permanent residents. The nearest power source is the power line to the Kemess mine which passes eight km west of the McConnell Creek property (Figure 2). Potential tailings storage areas and waste disposal areas have not been investigated. There has been a general proposal that power could be generated on Snowslide Creek.

ITEM 8: HISTORY

a) Claims covering the main gold showing on the property were staked in 1947 by Jack Gerlitzki and John Leontowich, who discovered the bedrock gold. Later in the summer, the showings were examined and sampled by W.H.White of the British Columbia Department of Mines (White, 1948). The prospectors continued to work on the property until 1958 when it was optioned by Centennial Mines, a subsidiary of Canex Aerial Exploration Ltd., later Placer Dome Inc. The trenches were cleaned out and sampled, and a program of 12 X-Ray diamond drill holes (core diameter 1.9 cm) totaling 297 m was done (Ball, 1958). Recovery from the broken quartz veins was less than 50% because the drill was too small for the ground conditions. The property was returned to the prospectors, who continued to prospect the area. In 1981, GGL Diamond Corp., formerly named Gerle Gold Ltd., was formed to acquire the property from the prospectors. A 12 km transit baseline and 114 km of crosslines were cut along the entire length of the property to give survey control for the exploration work (Figure 3). Exploration by Gerle Gold Ltd. began with geological, geophysical and geochemical surveys over the amphibolite gneiss roof pendant that extends the length of the property (Figure 4; Belik, 1983). Based on the geophysical and geochemical survey data, several widely spaced diamond drill holes were drilled northwest and southeast of the showings across their strike extensions. Gerle Gold Ltd. optioned the property to Lornex Mining Corporation Ltd. from 1984 to 1985 and subsequently to Placer Dome Inc. from 1989 to 1991. The present outline of the property covers all the known areas of interest.

TABLE 1 SUMMARY OF WORK

Trenching

Year	Company	No.	metres	No. of samples
1947	Gerlitzki & Leontowitz	8	150?	unavailable
1958	Centennial Mines Ltd.	5	100+	"
1981	Gerle Gold Ltd.	-	-	3
1987	Gerle Gold Ltd.	22	175	523
1990	Placer Dome Inc.	30	971	314

note: between 1947 and 1958, 10 trenches were dug; trenches were renumbered in 1958

Diamond Drilling

Year	Company	No.	metres	Core Size	No. of Core Samples
1958	Centennial Mines Ltd.	12	297	¾"	-
1984	Lornex Mining Corp.	32	1528	1 5/8"	-
1985	Lornex Mining Corp.	16	942.7	1 5/8"	-
1987	Gerle Gold Ltd.	16	1,281	NQ	414
1990	Placer Dome Inc.	10	1,044	NQ	358

Geochemistry

		Stream Sediments		Soil Samples	
Year	Company	No.	Analyses	No.	Analyses
1981	Gerle Gold Ltd.	34	Au, Ag, As	-	-
1982	Gerle Gold Ltd.	30	Au, Ag, As	66	Au, Ag, As
1983	Gerle Gold Ltd.	-	-	1409	Au
1988	Gerle Gold Ltd.	-	-	797	Cu, Ni, Co
1988	Gerle Gold Ltd.	-	-	242	Au, Cu, Ni, Co
1989	Placer Dome Inc.	17	Au, W	3980	Au, Ag, As, Cu, Zn, Pb
1989	Placer Dome Inc.	89	Au	-	-
1990	Placer Dome Inc.	-	-	120	Au, Ag, As, Cu, Zn, Pb
1990	Placer Dome Inc.	-	-	222	Au, Ag, As, Cu, Zn, Pb*
1990	Placer Dome Inc.	-	-	189	INAA- 34 elements**

* overburden and pit profile samples
** reanalyses of selected soil samples

Geophysics

Year	Company	Magnetics	VLF EM	IP	VLF-res
1981	Gerle Gold Ltd.	10.4 km	7 km		-
1982	Gerle Gold Ltd.	-	some	-	-
1983	Gerle Gold Ltd.	82.9 km	74.7 km	-	-
1988	Gerle Gold Ltd.	12.2 km	-	-	-
1989	Placer Dome Inc.	320.0 km	320.0 km	19.7 km	3.3 km

b) Work on the property is summarized in Table 1 (Peatfield, 1993).

Emphasis was directed to exploring for gold because of the remoteness of the area, and, for reasons of economy, soil samples from this first survey were analyzed for gold only. Lornex Mining Corporation Ltd. held an option on the property from Gerle Gold Ltd. in 1984 and 1985 and completed 942.7 m of diamond drilling in 16 holes along strike from the main gold showing. The property was returned to Gerle who continued trenching and diamond drilling to enlarge the main gold zone and to search for additional quartz lenses. Placer Dome optioned the property from Gerle in 1989 and returned it to GGL Diamond Corp. on February 1, 1991 after doing additional soil sampling, trenching and diamond drilling.

c)There have been no estimates of tonnage and grade of mineralization made to date because insufficient work has been completed.

ITEM 9: GEOLOGICAL SETTING

The McConnell Creek property includes basic to intermediate volcanic and associated sedimentary rocks which have been metamorphosed to amphibolite gneiss. The gneiss was subsequently intruded by large granitic, dioritic and quartz dioritic bodies. The entire assemblage was cut by the Pinchi Lake-Ingenika Fault System, which is many kilometres in length (Lord, 1948; Figures 2 and 4). Ultramafic rocks are associated with the fault system west and south of the property. One branch of the regional fault system lies along McConnell Creek between the copper showing and the gold zone, the two principal known mineralized areas (Figures 2 and 4). Another branch of the fault system lies along the northeast side of the gold zone, which, in turn, lies along the northeast boundary of the amphibolite gneiss. The northwest-trending amphibolite gneiss zone forms a roof pendant about 600 m wide (Figure 4). Several branching, sub-parallel schist zones (shears) occur within the amphibolite gneiss. The VLF-EM surveys mapped a total of 35 km of conductors within the amphibolite gneiss (Figure 11).

ITEM 10: DEPOSIT TYPES

There are two types or styles of mineralization on the property:

a) Gold-bearing quartz veins that occur within the branching schist zones in the gneissic roof pendant. The quartz veins have only minor associated copper.

b) It has become apparent that there are areas within the roof pendant where east-west cross faults have major copper-in-soil geochemical anomalies associated with them (Figure 5b). Copper also occurs in high grade showings along McConnell Creek west of the roof pendant (Figure 4; Phendler, 1975). Several limited programs have been done to test the copper showings, including trenching, an induced polarization survey, bulldozing and diamond drilling. These occurrences have been known for many years.

The search for copper-gold porphyry deposits will have to be broadened to include investigation of the copper-in-soil geochemical anomalies, the copper

prospects near McConnell Creek, and the area between the geochemical anomalies and the copper prospects. This expanded search should include the stream sediment geochemical anomalies which lie east of the roof pendant (Figure 4: Belik, 1983b; and Smitheringale, 1990a). The 2005 and 2006 geochemical soil analysis programs using soil pulp rejects confirm that within the roof pendant the distributions of gold and copper are dissimilar while the distributions of copper and molybdenum are almost identical (Tables 5 and 6).

The principal presently-known, gold-bearing shear consists of buff to light green, carbonate-rich amphibolite schist. The schist is pyritic, and, within the main gold zone, contains up to 50% quartz as veins and lenses. Locally, up to 10% pyrite and minor chalcopyrite and galena are associated with the quartz veins. The silver content of the quartz veins is minor. There is black tourmaline present in the quartz veins, indicating a high temperature, deep seated origin for the mineralization, and, consequently, the gold probably occurs over a considerable vertical distance.

The gold appears to be controlled mainly by the branching, reticulating set of schist zones that were mapped by the very low frequency electromagnetic (VLF-EM) surveys while copper mineralization appears to be related to separate east-west faults (Figures 5l, 6a and 6b and 5b). The copper is also noticeably concentrated along the edges of the amphibolite gneiss unit.

ITEM 11: MINERALIZATION

The most important gold mineralization found to date is in the original discovery made by the two prospectors. The zone consists of buff to light green carbonate-rich schists which are conformable with the prominent foliation in the gneiss. The schists are pyritic and, in the gold-bearing zones, contain up to 50% quartz as veins and lenses. The quartz contains up to 10% pyrite and, locally, chalcopyrite and galena (Belik, 1981). The main gold-bearing zone has been investigated by rock trenching and diamond drilling. The rock trenches show that the gold is very irregularly distributed in the vein. In 1987, using a backhoe, old trenches dug by

the prospectors were cleaned out and additional trenches were dug. The rock exposed in the trenches was drilled and blasted to get down to fresher material, and the samples were then cut using a compressed air hammer and a sampling sheet. The trenches are on a hillside so one side of each trench is in rock. Each trench had three rows of samples cut, one at the top, one in the middle and one at the bottom of each rock face (Figure 8). In 1988, 22 trenches were excavated, cleaned up and sampled in detail over a strike length of 715 m (Smitheringale, 1990). The results show that the distribution of mineralization is very variable in detail (Figure 8). With this distribution of mineralization, diamond drill holes will indicate the presence of gold mineralization, but it would be necessary to take bulk samples to determine the grade of the gold deposit. The material in the trenches, even after blasting, is oxidized to some extent, and better samples would be obtained from an underground working. Two neighboring trenches are shown to illustrate the trench sampling pattern (Figure 8). The repetitive trench samples were also assayed repetitively in order to obtain a reasonably accurate measure of the irregularly distributed gold-in-quartz mineralization. Cross trenches along part of the main gold zone gave the following averages of gold.

Length of Shoot	Grade	Width
145 m	7.23 g/t Au	1.71 m
including:		
40 m	10.76 g/t Au	1.83 m

In a separate shoot near the access road to the main gold zone at 59N (Figure 9), cross trenches along the vein gave the following average of gold:

Length	Grade	Width
33 m	6.79 g/t Au	1.00 m

The northernmost sample assayed 7.95 g/t Au across 1.80 m. North of this sample the overburden is too deep to be trenched and, therefore, this shoot is open to the northwest.

The trench assay results are summarized in Table 2. Diamond drilling was done to test the vein underneath the trenches on the main gold zone, but insufficient drilling was done to limit the gold shoot and the quartz vein remains open at depth (Figure 10).

TABLE 2 SUMMARY OF SIGNIFICANT TRENCH ASSAYS

Year	Sampler or Company	Trench Number	Length (m)	Gold (g/t)	Reference
1947	W. H. White (BCDM)	1	1.6	4.46	White (1948)
		5	1.8	22.29	
		5	3.3	42.35	
1958	Centennial Mines Ltd.	17	0.9	3.43	Payne (1975)
		10	5.6	8.23	
		11	11.6	15.77	
		11	7.0	8.91	
		11	2.9	34.29	
1958	Centennial Mines Ltd.	2	0.4	3.43	
		2	0.6	17.83	
		20	4.0	4.46	
		17	0.9	3.43	
		10	7.3	6.51	
		11	1.8	11.31	
		13	0.6	4.11	
		14	0.9	4.11	
1987	P.W Richardson	87-05	2.4	25.10	Richardson (1988)
1987	Gerle Gold Ltd.	87-05	2.0	15.98	Smitheringale (1988)
		87-06	4.8	8.16	
		87-07	1.8	7.68	
		87-08	1.6	2.81	
		87-21	1.3	5.25	
		87-10	0.6	5.90	
		87-11	0.9	4.08	
		87-13	1.9	4.77	
		87-16	1.6	5.76	
		87-18	0.9	11.90	
		87-20	0.9	10.66	
1988	Gerle Gold Ltd.	88-29	2.4	8.34	Smitheringale (1988)
		88-34	1.0	8.02	
		88-36	1.0	9.46	
		88-39	2.0	4.75	
		88-40	6.2	4.75	
		88-41	0.8	8.09	

Widely-spaced diamond drilling by Lornex and Placer-Dome was also done to investigate magnetic and electromagnetic (VLF-EM) anomalies north and south of the main gold zone, especially where the geophysical anomalies were spatially related to anomalous gold-in-soil geochemical anomalies (Figure 9). The best gold intersection outside the main gold zone was in DDH 90-5, which cut 2.25 m of 5.25 g/t gold. This intersection was obtained during the last drilling program in 1990, and has not been followed up.

West of the amphibolite gneiss roof pendant, high grade copper assays were obtained from samples taken along McConnell Creek and distinct copper-in-soil geochemical anomalies occurring west of the gold zone indicate the presence of copper mineralization over an extensive area (Figures 5b and 6a; Table 2). Along and near McConnell Creek, copper showings occur as pyrite and chalcopyrite in fractures cutting granite, quartz diorite and quartz monzonite, earlier described collectively as granodiorite (Figure 7). The rocks are moderately to intensely altered near the mineralized zones. Very little systematic exploration work has been done on and around these showings.

There are extensive overburden-covered areas on the parts of the property between the copper showings along McConnell Creek and the main gold zone (Figure 3). The closely spaced samples near the main gold zone outlined copper-in-soil geochemical anomalies which extend to the southwest of the gold zone toward the area of the copper showing along McConnell Creek (Figure 3). In several places, the copper geochemical soil anomalies extend beyond the limits of the soil sampled area and therefore the anomalies are open, indicating that the soil sampling area should be extended from its present limits to test the area to and beyond the copper showing along McConnell Creek.

The size of the exposed alteration zone associated with the copper showing adjacent to McConnell Creek is 200 m by 300 m. Another potential area of copper mineralization is indicated by the copper-in-soil anomalies near the gold showing. In this area, the size of the soil anomaly is 500 m by 700 m (Figure 6a).

ITEM 12: EXPLORATION

After the discovery of the gold showings in 1947, the prospectors continued to prospect the area and to trench the gold zone. Since that time, exploration work has been done by several companies (Table 1 from Peatfield, 1993; Figure 5). The surveys and investigations were carried out by Centennial Mines Ltd. (Canex Aerial Exploration Ltd.), GGL Diamond Corp., Lornex Mining Corp. and Placer Dome Inc. The prospectors discovered and trenched the gold-bearing quartz veins but their exploration of the quartz veins was limited by deep overburden to the north.

ITEM 13: DRILLING

Diamond drilling programs were completed by Canex Aerial Exploration Ltd., Lornex Mining Corp., Gerle Gold Ltd., and Placer Dome Inc. (Figure 5 and Tables 3 and 4). The drill holes tested the main gold zone and its northwest and southeast extensions (Figure 5). Significant gold-bearing diamond drill intercepts are listed as follows: (Table 4; Peatfield, 1993). The central part of the main gold zone is shown on Figure (10).

TABLE 3 Diamond Drill Holes

Company	Year	No. Holes	Total Metres	
Canex	1958	12	297	
Lornex	1984	16	943	
	1985	30	1,528	
Gerle Gold	87-88	12	475	
Placer Dome	1989	10	1,044	(NQ for 850 m)

TABLE 4 Significant Diamond Drill Hole Intercepts

Year	Sampler or Company	Hole No.	Dip	Intercept (m)	Gold (g/t)	Reference or comment
1958	Centennial Mines Ltd.	2	-21°	1.52	6.86	Ball (1958)
		3A	-40°	2.44	9.60	
		9	-41°	0.52	24.69	
		10	-45°	3.05	7.89	(sludges)
1984	Lornex Mining Corp	84M09	-45°	1.52	5.62	Serack (1984)
		84M22	-65°	4.27	7.20	
		84M22	-65°	4.27	6.24	(check assay)
		84M22	-65°	0.76	3.50	
		84M24	-45°	0.15	6.44	
1985	Lornex Mining Corp	85M07	-45°	3.03	3.70	Serack (1985)
		85M09	-45°	1.20	6.38	
		85M10	-43°	1.10	10.29	
		85M16	-65°	0.45	14.81	
		85M16	-65°	2.55	4.33	
1987	Gerle Gold Ltd	87-02	-45°	1.4	3.84	Smitheringale
		87-05	-47°	0.7	4.66	(1988)
		87-06	-44°	1.0	15.57	
		87-07	-54°	0.8	10.63	
		87-10	-45°	1.0	7.71	
		87-10	-45°	1.0	3.87	
		87-11	-60°	1.0	3.98	
		87-12	-43°	1.0	10.97	
		87-13	-49°	1.0	5.25	
1990	Placer Dome Inc	90-05	-45°	2.25	5.25	Deschenes
						(1990)

ITEM 14: SAMPLING METHOD AND APPROACH

a) The several soil sampling, trenching and drilling programs were conducted under the supervision of a Professional Engineer or a geochemical specialist. The field crews were instructed on how to recognize the correct soil horizon for sampling, the size of sample to collect, the system of recording the location and soil type of each sample and the importance of each step being done carefully and correctly. It was emphasized that every sample was important. The areas covered by soil sampling are shown in Figure 3.

b) The gold-bearing quartz veins are fractured and sheared, and lie within zones of chlorite and soft yellow clay-like material. As a result, good core recovery is

difficult, and it is crucial to the success of any future diamond drilling program that the largest reasonable core size should be used, i.e.,NQ.

c) The sampling procedure for rock samples from the trenches was very good. The Author inspected the property during a trenching program, and observed the use of an air-hammer and sampling sheet. Everything was being properly done, from marking out each sample, to cutting the sample and transporting the bagged samples to the assayer.

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

In almost all cases, sample preparation and shipping of samples were done by company employees or by employees of companies that had optioned the property from GGL Diamond Corp. Each program was under the supervision of a Professional Engineer or Professional Geologist who was responsible for the integrity of the data.

A measure of the effort taken by GGL Diamond Corp. to obtain true and accurate results is the repetitive trench sampling program and the later repetitive assaying of multiple splits from some of the trench samples.

The analytical work on which the 2005 and 2006 soil analysis programs were based was done by Acme Analytical Laboratories Ltd. Acme used their GROUP 1DX procedure in which a 15.00 g sample was leached with 90 ml of 2-2-2 HCl-HNO3-H2O at 95°C for one hour. The resulting solution was diluted to 300 ml and analyzed by the ICP-MS method. Check assays were done routinely (Appendix 1).

ITEM 16: DATA VERIFICATION, ANALYSES AND SECURITY

The present Author visited the property only intermittently over the years and therefore necessarily has relied on the professional ethics of the engineers and geologists in charge of the various exploration programs.

ITEM 17: ADJACENT PROPERTIES

Not Applicable

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

In 1987, Mr. Gary Hawthorn, P.Eng., was retained to determine whether gold mineralization from the main gold zone on the McConnell Creek property would respond to conventional processing. Two samples of assay rejects were supplied by Gerle Gold Ltd. as follows:

Sample No.	Grade (oz/ton Au)	Grade (g/t Au)
116102	0.45	15.43
116103	0.045	1.54

a) The samples both contained visible pyrite with much more pyrite in the higher grade sample. Tests on both samples included gravity and flotation concentration and cyanidation. Gravity concentration on both samples produced gold recoveries of 15-20% with a ratio of concentration of approximately 500:1.

b) Straight cyanidation on the higher grade sample after grinding to 40% -200 mesh recovered 88% of the gold in 24 hrs with a cyanide consumption of 1.3 kg/ton. The lower grade sample was cyanided without further comminution and recovered only 34% of the contained gold. The tailing fractional analysis indicated that grinding would improve the gold recovery to the 75% range.

c) Single stage flotation resulted in excellent gold recovery and excellent quality concentrates. In both cases, the tailings grade was 0.007-0.008 oz/ton Au (0.24-0.27 g/t Au).

Mr. Hawthorn concluded that the gold mineralization in the quartz veins has excellent potential to respond to a process flowsheet with some combination of gravity, flotation and cyanidation.

ITEM 19: MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not Applicable

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The McConnell Creek property includes a geological environment that has the potential for hosting both large porphyry gold-copper deposits and large gold deposits consisting of high grade shoots within complex reticulating shear zones up to tens of metres wide. Exploration work on the property has confirmed the presence of widespread gold and copper mineralization of two separate types.

ITEM 21: INTERPRETATION AND CONCLUSIONS

a) Copper-in-soil geochemical anomalies extend northwest from Snowslide Creek for five km along the southwest contact of the amphibolite gneiss. The area of Copper mineralization includes Copper Anomaly Nos. 1-20 (Figure 6a). Details of areas with larger Copper anomalies are shown on Figures 12 and 13.

b) Copper-in-soil and molybdenum-in-soil anomalies show good correlation (Figures 5a and 5b).

c) Other metals that are spatially-related to Cu include Zn, Co, U, La, Hg and Ga. It would be worthwhile to compare in detail all the plotted elements to test whether any might act as pathfinders.

d) The copper showing on McConnell Creek is well exposed and should be drilled.

ITEM 22: RECOMMENDATIONS

a) The two types of mineralization that have been recognized on the McConnell Creek property should be investigated.
b) Soil sampling results should be used to outline the mineralized areas.
c) Induced polarization surveys should be useful in mapping the mineralized areas in more detail and would assist in the planning of further drillling.
d) The area of DDH 90-5 should be explored further.
e) The copper showing on McConnell Creek should be drilled.
f) Additional work should be staged in order to focus on the best targets as early as possible.

I recommend that a two-stage program be undertaken to make the best use of the abundant available data. A Stage 1 program would consist of soil sampling. Induced polarization surveys would be done over the known copper-in-soil anomalies and over any new soil anomalies found by the contour soil lines. Stage II work would consist of diamond drilling. The costs of the program, depending on ongoing results, would be as follows:

Budget for the Proposed Program

Stage I

A. Geochemistry

i. Contour soil lines on the SW slope below the roof pendant

1,550 samples @ $23/sample...$36,000

ii. Plotting and mapping $4.00/sample...$ 6,200

$42,200

B. Geophysics

i. One detail area with 11 lines 2 km long..............................22 km

ii. Eight reconnaissance lines 3 km long..............................24 km

iii. Six lines 2 km long to investigate new geochemical anomalies...12 km

58 km

Cost of above: Line Cutting @ $1,000/km	$1,000	
I.P. Surveys @ $3,000/km	$3,000	
	$4,000 x 58 km	**$232,000**
	Total Stage I	**$274,200**

Stage II (contingent upon success of Stage I)

Diamond Drilling – Assume 20 holes @ 100 m = 2,000 m @ $250/m

Total Stage II	**$500,000**
Total Stage I and II	**$774,200**
15% Contingency	**$116,130**
Grand Total	**$890,330**

P.W. Richardson, Ph.D., P.Eng.

ITEM 23: REFERENCES

Ball, C.W., 1958 - Gerle Gold - Centennial mineral claims, McConnell Creek. Unpublished company report, Canex Aerial Exploration Ltd.

BCDMPR/DEMR., 1972 - Sheet 94D - McConnell Creek, British Columbia; British Columbia Department of Mines and Petroleum Resources and Canada Department of Energy, Mines and Resources - Geological Survey of Canada, Geophysical Series (Aeromagnetic), Map 7778 G, scale 1:253 440 (1 inch = 4 miles).

Belik, G.D., 1981 - Geological, geophysical and geochemical report on the Gerle Gold property, Omineca Mining Division; unpublished report, G. Belik and Associates Ltd., for Gerle Gold Ltd., 26 pages, maps, appendices.

Belik, G.D., 1983a - Geological, geophysical and geochemical report on the G.G. 3 - G.G. 6 claims; unpublished report, G. Belik and Associates Ltd., for Gerle Gold Ltd.

Belik, G.D. 1983b - Geophysical and geochemical report on the Fredrikson Lake property, G.G. 1 and G.G. 3-6 Claims, Omineca Mining Division; unpublished report, G. Belik and Associates, Ltd., for Gerle Gold Ltd., 21 pages, maps, appendices.

Church, B.C., 1974(?) - DWG Copper; in Geology, Exploration and Mining in British Columbia 1973, B.C. Department of Mines and Petroleum Resources, pages 447-455.

Deschenes, Marc, 1991 - Property and assessment report for the 1990 work program, McConnell Creek property - report prepared by Placer Dome Inc. on behalf of Gerle Gold Ltd.; B.C. Ministry of Energy, Mines and Petroleum Resources, Assessment Report, 57 pages, maps, appendices.

Hawthorn, G., 1988 - McConnell Creek property - Progress report #1 - Metallurgical testing; unpublished report, G. Hawthorn, P.Eng, for Gerle Gold Ltd., 2 pages, work sheets.

Hoffman, S., 1991a- Atlas of Geology, Terrain Analysis, Geophysical and Geochemical Maps for various surveys, McConnell Creek Property; Unpublished volume, Prime Geochemical Methods Ltd., for Gerle Gold Ltd.

Hoffman, S.J., 1991b - Geochemical interpretation report on the McConnell Creek property; unpublished report, Prime Geochemical Methods Ltd., for Gerle Gold Ltd., 22 pages, appendices.

Lord, C.S., 1948 - McConnell Creek Map-area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 251, 72 pages, Map 962A.

Monger, J.W.H., 1977 - The Triassic Takla Group in McConnell Creek map-area, north-central British Columbia; Geological Survey of Canada, Paper 76-29, 32 pages, maps, appendices.

Monger, J.W.H., Wheeler, J.O., Tipper, H.W., Gabrielse, H., Harms, T., Truik, L.C.,

Campbell, R.B., Dodds, C.J., Gehrels, G.E. and o'Briend, J., 1991 - Part B. Cordilleran Terranes; in Upper Devonian to Middle Jurassic Assemblages, Chapter 8 of Geology of the Cordilleran Orogen in Canada; Gabrielse, H. and Yorath, C.J., Editors, Geological Survey of Canada, Geology of Canada, No. 4, pages 281-327 (also Geological Society of America, The Geology of North America, Volume G-2).

O'Neill, J.J. and Gunning, H.C., 1943 - Platinum and allied metal deposits of Canada; Geological Survey of Canada, Economic Geology Series Number 13, 165 pages.

Ostensoe, Erik and Hrkac, C.A., 1992 - Geology of the Mc Claim, McConnell Creek, Omineca M.D., B.C.; unpublished report, Gerle Gold Ltd., 11 pages, maps, appendices.

Payne, John G., 1975 - The Gerle Gold Property - Summary report; unpublished report, John G. Payne, 5 pages, appendix.

Peatfield, G.R., 1993 - Review of Technical Reports on McConnell Creek Property, Omineca MD, BC, Unpublished Report for Gerle Gold Ltd, 26 pages, appendix.

Phendler, R.W.,(1975) - McConnell Creek Property, Omineca Mining Division, British Columbia, Unpublished Assessment Report for Houston Mining Ltd.

T. Richards (compiler), 1975 - McConnell Creek map-area (94D/E) Geology; Geological Survey of Canada, Open File 342, scale 1: 250 000.

Richardson, Paul W., 1988 - Exploration to date and proposals for future work on the McConnell Creek Property, Omineca Mining Division, British Columbia. Unpublished company report, Gerle Gold Ltd., 23 pages, maps, appendices.

Richardson, Paul W., 2001 - Summary Report on the McConnell Creek Property, Omineca Mining Division, British Columbia. Unpublished company report, for GGL Diamond Corp., 10 pages, maps, appendices.

Richardson, Paul W., 2005 – Geochemical Assessment Report on the McConnell Creek Property, Omineca Mining Division. Unpublished company report, for GGL Diamond Corp., 12 pages, maps, appendices.

Richardson, Paul W., 2006 – The 2006 Soil Geochemical Analysis Program on the McConnell Creek Property, Omineca Mining Division, B.C. Unpublished company report, for GGL Diamond Corp., 13 pages, maps and appendices;

Serack, M.L., 1984 - Diamond drill report for the Gerle Gold property, Omineca Mining Division; unpublished report, Lornex Mining Corporation Ltd., for Gerle Gold Ltd., 16 pages, maps, appendices.

Serack, M.L., 1985 - Diamond drill report for the Gerle Gold property, Omineca Mining Division; unpublished report, Lornex Mining Corporation Ltd., for Gerle Gold Ltd.

Smitheringale, W.G., 1988 - Report on the 1987 exploration program, McConnell Creek property, Omineca Mining Division, British Columbia, conducted by Gerle gold Ltd.; unpublished report, W.G. Smitheringale & Associates Ltd., for Gerle Gold Ltd., 40 pages, maps, appendices.

Smitheringale, W.G., 1989 - Summary report on the 1988 exploration program, McConnell Creek property, Omineca Mining Division, British Columbia, conducted by

Gerle Gold Ltd.; unpublished report, W.G. Smitheringale & Associates, Ltd., for Gerle Gold Ltd., 13 pages, maps, appendices.

Smitheringale, W.G., 1990a - Report on the 1989 exploration program, McConnell Creek property, Omineca Mining Division, British Columbia, conducted by Placer Dome Inc.; unpublished report, Smitheringale Geological Ltd., for Placer Dome Inc., 48 pages, maps, appendices.

Smitheringale, W.G., 1990b - Summary report on the 1990 exploration program at McConnell Creek, B.C.; unpublished report, Smitheringale Geological Ltd., for Gerle Gold Ltd., 12 pages.

Vincent, John S., 1982 - Report on the Gerle Gold prospect; unpublished report, John S. Vincent, P.Eng., for Gerle Gold Ltd., 18 pages.

Wheeler, J.O. and McFeely, P. (compilers), 1991 - Tectonic Assemblage Map of the Canadian Cordillera and adjacent parts of the United States of America; Geological Survey of Canada, Map 1712A, scale 1: 2 000 000.

Wheeler, J.O., Brookfield, A.J., Gabrielse, H., Monger, J.W.H., Tipper, H.W. and Woodsworth, G.J. (compilers), 1991 - Terrane Map of the Canadian Cordillera; Geological Survey of Canada, Map 1713A, scale 1:2 000 000.

White, W.H., 1948 - Gerle Gold; Minister of Mines of British Columbia, Annual Report for 1947, pages A109-A111.

Woodsworth, G.J., Anderson, R.G. and Armstrong, R.L., 1991 - Plutonic Regimes, Chapter 15 of Geology of the Cordilleran Orogen in Canada; Gabrielse, H. and Yorath, C.J., Editors, Geological Survey of Canada, Geology of Canada, No. 4, pages 2810327 (also Geological Society of America, The Geology of North America, Volume G-2).

ITEM 24: DATE AND SIGNATURE PAGE

STATEMENT OF QUALIFICATIONS

CERTIFICATE of AUTHOR

I, Paul W. Richardson, Ph.D., P.Eng., do hereby certify that:

1. I am a Consulting Geologist, with residence and business address at 4569 W.13th Ave, Vancouver, British Columbia.

2. I graduated with B.A.Sc. and M.A.Sc. degrees in geological engineering from the University of British Columbia in 1949 and 1950 and a Ph.D. degree in economic geology and geochemistry from the Massachusetts Institute of Technology in 1955.

3.I have been registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia since 1966. I am a Life Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have practiced my profession as a geologist in the private sector for 55 years, mostly in eastern and western Canada. I began work as an exploration geologist and mine geologist at the Sullivan Mine and then worked as an exploration geologist for Dome Exploration (Canada) Limited and Newconex Canadian Exploration Ltd. as well as other smaller companies.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the technical report entitled "Technical Report on The McConnell Creek Property, Omineca Mining Division, British Columbia", dated August 24, 2007. I have worked on the McConnell Creek property on several occasions since 1987, and have done work on other copper-gold porphyry systems along the Quesnel Trough, particularly the Copper Mountain, Whipsaw Creek, Quesnel River and Lorraine deposits. My

most recent inspection of the McConnell Creek property was in August, 1991. After the completion of the survey by Erik Ostensoe and Chris Hrkac in 1991, no fieldwork has been done on the property. As a result, there have been no material changes on the property since my last visit, and my experience is "current".

7. I have not had prior involvement with the McConnell Creek property that is the subject of the Technical Report.

8. As of the date of the Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am not independent of GGL Diamond Corp. having worked for that company as a consultant and having been granted a share option package. I have owned common shares of GGL Diamond Corp. for several years.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Vancouver, British Columbia this 30th day of August, 2007.

Paul W. Richardson, Ph.D., P. Eng.

ITEM 25: ADJACENT PROPERTIES

Not Applicable

ITEM 26: ILLUSTRATIONS

See “Figures and Tables” in Table of Contents.

In order to conform to the required letter size format, Figures 5a, 5b and 5l have been reduced from the scale of 1:10,000 to 1:50,000 and generalized to still show the soil anomalies. All the details of the larger scale maps are recorded on the disc in the folder at the end of the report.


ASSAY RESULTS 1991
SAMPLE NO. WIDTH Cu ppm Au ppb Ag ppm
4851 8m 442 12 0.1
4852 0.7m 4140 2277 13.0
4853 4m 1310 170 0.4
1975 ASSAYS
SAMPLE NO. WIDTH %Cu
17201 3' 0.90 0.38
McConnell Creek
4853
4852
4851
1975 ASSAYS
SAMPLE NO. WIDTH (ft) %Cu
17490 10.0 0.94
17489 10.0 0.01
17488 10.0 0.01
17487 10.0 0.01
17486 10.0 0.01
17485 10.0 <0.01
17484 10.0 0.01
17483 10.0 0.05
17482 5.0 2.10
17481 3.0 0.17
17480 10.0 <0.01
17478 10.0 <0.01
1967 ASSAYS
1 1.35 8.74 0.02 3.4
2 10.0 0.68 0.01 1.0
1975 ASSAYS
SAMPLE NO. WIDTH (ft) %Cu
17499 10.0 7.60
1975 ASSAYS
SAMPLE NO. WIDTH (ft) %Cu
17491 5.0 0.09
17493 5.0 0.55
17494 5.0 2.70
17497 5.0 0.20
17498 5.0 0.03
LEGEND
Copper
3 Fresh Granodiorite
4 Intense Fracturing & Alteration
5 Moderate Fracturing & Alteration
PROFESSIONAL
PROVINCE
OF
P.W. RICHARDSON
BRITISH
COLUMBIA
ENGINEER
Scale-1:2,500
0 50m 100m 150m 200m
GGL DIAMOND CORP.
McCONNELL CREEK PROPERTY
OMINECA MINING DIVISION, B.C.
94D/15E & 94D/16W
COPPER SHOWING
FIGURE 7
04/04/2001
P.W.R.



TRENCH 87-5

Interval (m)	Au(oz/ton)	Ag(oz/ton)	Au(oz/ton)	Ag(oz/ton)	Au(oz/ton)	Ag(oz/ton)
0-1m	1.196	1.24	0.432	0.31	0.696	0.38
1-2m	0.060	0.05	0.326	0.16	0.088	0.07
2-3m	0.042	0.05	n.d.	0.05	0.010	0.04
3-4m	0.026	0.05	0.008	0.04	0.004	0.04
4-5m	n.d.	0.04	0.008	0.03	0.002	0.03
5-6m	0.002	0.03	0.008	0.04	0.002	0.03
6-7m	n.d.	0.02	n.d.	0.04	n.d.	0.03

TRENCH 87-6

Au(oz/ton)	Ag(oz/ton)	Au(oz/ton)	Ag(oz/ton)	Au(oz/ton)	Ag(oz/ton)
0.004	0.04	0.043	0.05	0.380	0.22
0.130	0.12	0.252	0.12	0.084	0.07
0.162	0.11	0.100	0.14	0.236	0.21
1.284	0.51	0.204	0.50	0.212	0.25
0.232	0.09	0.128	0.05	0.096	n.d.
		0.065	0.10	0.148	0.07

7.0
7.0
7.0
5.2m
5.3m
4.8m
LEGEND
Amphibolite
Chlorite Schist
Fault Gouge
Quartz Vein
Sample Line & Interval (m)
Scale-1:50
0
1m
2m
3m
PROFESSIONAL
PROVINCE
OF
P.W. RICHARDSON
BRITISH
COLUMBIA
ENGINEER
GGL DIAMOND CORP.
McCONNELL CREEK PROPERTY
OMINECA MINING DIVISION, B.C.
94D/15E & 94D/16W
TRENCHES 87-5 & 87-6
SAMPLING
FIGURE 8
04/04/2001
P.W.R.



baseline
72N
590
68N
650
175
450
GG3
GG1
550
310
Snowslide Creek
DDH 9 0 - 5
DDH 9 0 - 3
DDH 9 0 - 2
DDH 9 0 - 1
GGL Camp
64N
LEGEND
Claim Boundary
Road
Stream
Gold Showing
Geological Contact
VLF-EM Anomaly
Copper Soil Anomaly
550 Stream Seds.-Au in ppb
Diamond Drill Hole
Fault
Granodiorite
Amphibolite
Amphibolite
Granodiorite
Main Gold Zone
Fig.6
52N
Scale: 1:10,000
0
200m
400m
600m
PROFESSIONAL
PROVINCE
OF
P.W. RICHARDSON
BRITISH
ENGINEER
GGL DIAMOND CORP.
McCONNELL CREEK PROPERTY
OMINECA MINING DIVISION, B.C.
94D/15E & 94D/16W
GOLD ZONE COMPILATION
FIGURE 9
08/04/2007
P.W.R.


PLAN
5800 N
5600 N
baseline
LONG. SECTION
1600 elev
grams/tonne gold
metres
Scale-1:2,500
0
50m
100m
150m
GGL DIAMOND CORP.
McCONNELL CREEK PROPERTY
OMINECA MINING DIVISION, B.C.
94D/15E & 94D/16W
MAIN GOLD ZONE
PLAN & LONG. SECTION
FIGURE 10
08/04/2007
P.W.R.



GGL DIAMOND CORP.
MCCONNELL CREEK PROPERTY
VLF-EM & GOLD VALUES
Figure: 11
Date:7/12/07
Office: van
Declination: 23° E
Drawing: 2007139sw
Author: sw
Scale: 1:50,000
Projection: UTM Zone 9 (NAD 27 for Canada)
650,000 E
655,000 E
6,310,000 N
6,305,000 N
North Baseline
Gold Showing
Copper Showing
Mineral Tenure No. 521609
Mineral Tenure No. 507737
Access Road to Road To Resources
0 500 1,000
metres
Legend
Road
Claim boundary
Geophysics Legend
Weak VLF conductor
Strong VLF conductor
fig. 11
P.W. RICHARDSON



655,000 E
656,000 E
5800 N
5400 N
5000 N
4600 N
4200 N
1,580
1,620
1,660
1,700
1,740
1,760
1,840
1,820
1,800
1,780
1,760
N
Gold Showing
18
19
20
6,306,000 N
6,305,000 N
9400E
9800E
(Baseline)
Mineral Tenure No. 507737
0
0.2
0.4
Kilometres
Legend
Geological Contact
Road
Pinchi Lake-Inganika Fault System
Cu-in-Soil anomaly
Claim Boundary
Geophysics Legend
Weak VLF conductor
Strong VLF conductor
Drill hole
GGL DIAMOND CORP.
Figure: 12
Date: 11/7/2007
Office: van
Declination: 23°E
Drawing: 2007138sw
Author: sw
Projection: UTM Zone 9 (NAD 27 for Canada)
McConnell Creek Property
Cu-in-Soil anomalies 18 - 20 & EM map
Scale: 1:10,000
fig. 12
PROFESSIONAL
PROVINCE OF
BRITISH COLUMBIA
ENGINEER



10100 E (Baseline)
10000 N
N
652,000 E
653,000 E
6,310,000 N
6,309,000 N
Mineral Tenure No. 507737
1,460
1,480
1,500
1,520
1,540
1,600
1,640
14
13
12
11
10
9
8
5
90-9
90-10
90-8
90-7
Legend
Geological Contact
Cu-in-Soil anomaly
Claim Boundary
Geophysics Legend
Weak VLF conductor
Strong VLF conductor
Drill hole
DIAMOND CORP.
Figure: 13
Date: 16/7/2007
Office: van
Declination: 23°E
Drawing: 2007140sw
Author: sw
Projection: UTM Zone 9 (NAD 27 for Canada)
McConnell Creek Property
Cu-in-Soil anomalies & EM map
Scale: 1:10,000
0
0.2
0.4
kilometres
fig. 13
ENGINEER

APPENDIX 1

Acme Analytical Laboratories Ltd.

Geochemical Analysis Certificates

File No. A504429 - September 1, 2005

File No. A504430 - Aug 31, 2005

File No. A602090 - June 1, 2006

File No. A602091 - May 30, 2006

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

GGL Diamond Corp. PROJECT McConnell Property File # A504429 Page 1

904 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Paul Richardson

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L6050N 9640E	1.1	68.8	6.4	60	.2	14.6	6.9	339	2.23	1.5	.5	3.6	.5	38	.1	.1	.2	68	.34	.031	9	33.3	.40	68	.106	5	1.11	.010	.03	.2	.04	1.8	<.1	<.05	8	<.5	15
L6050N 9660E	1.7	71.8	5.9	65	.1	14.6	8.0	399	2.76	1.6	.4	10.1	.5	48	.2	.2	.2	78	.40	.039	8	37.2	.49	75	.101	5	1.16	.010	.04	.2	.07	1.9	<.1	<.05	8	<.5	15
L6050N 9680E	1.4	14.7	5.7	44	<.1	17.9	7.5	255	2.64	1.4	.2	4.7	.5	47	.1	.1	.1	94	.18	.031	4	49.4	.55	45	.165	4	1.23	.013	.04	.2	.04	1.7	<.1	<.05	11	<.5	15
L6100N 9640E	1.2	39.2	6.7	42	.1	15.6	8.6	287	3.07	2.0	.5	17.0	.4	43	.1	.1	.2	82	.20	.044	8	42.9	.44	53	.113	4	1.21	.011	.03	.2	.06	1.7	<.1	.06	8	<.5	15
L6100N 9660E	1.2	16.2	5.8	44	<.1	11.3	6.4	340	2.90	2.0	.3	15.8	.7	40	.1	.1	.1	80	.18	.064	6	31.8	.38	55	.119	5	1.37	.010	.03	.2	.06	1.7	<.1	<.05	12	<.5	15
L6100N 9680E	2.3	46.9	4.6	55	.1	18.1	8.4	408	3.70	2.4	.5	15.2	.7	37	.1	.1	.1	86	.20	.065	7	44.3	.55	54	.132	5	1.99	.012	.03	.2	.05	2.0	<.1	<.05	10	.5	15
L6100N 9700E	4.4	18.2	6.5	46	.1	12.5	7.2	517	4.21	3.7	.4	24.9	.8	32	.1	.1	.2	110	.22	.134	6	42.6	.42	54	.113	5	2.57	.010	.03	.2	.08	2.2	<.1	<.05	14	.7	15
L6100N 9720E	1.1	11.6	4.5	35	.1	8.6	4.9	239	2.76	1.9	.3	2.6	.3	33	.1	.1	.1	80	.13	.060	5	29.9	.29	40	.079	4	1.63	.008	.03	.1	.04	1.2	<.1	<.05	9	<.5	15
L6100N 9740E	1.5	21.5	4.4	60	<.1	13.5	8.6	423	3.01	1.6	.3	2.9	.9	37	.1	.1	.1	86	.24	.025	7	38.7	.57	62	.108	5	1.30	.011	.03	.3	.05	2.1	<.1	<.05	7	<.5	15
L6100N 9760E	.7	29.4	3.5	35	.1	22.7	7.8	282	2.67	1.7	.3	21.9	.5	34	.1	.1	.1	75	.26	.027	6	72.9	.55	57	.084	3	1.34	.010	.02	.1	.03	1.8	<.1	<.05	5	<.5	15
L6100N 9780E	1.6	43.0	5.0	67	.1	18.5	9.1	523	3.18	2.1	.5	6.2	.4	55	.1	.1	.1	86	.59	.066	7	42.7	.71	73	.082	5	1.87	.014	.04	.1	.09	2.3	<.1	<.05	9	.5	15
L6100N 9800E	1.2	18.1	5.4	56	.1	14.9	7.4	413	3.70	1.9	.4	27.4	.4	40	.1	.1	.1	102	.22	.065	5	46.4	.52	52	.108	4	2.06	.011	.03	.1	.07	1.9	<.1	<.05	10	<.5	15
L6100N 9820E	1.3	19.7	3.8	34	.1	13.0	6.9	243	3.03	2.3	.3	22.7	.8	37	.1	.2	.1	88	.43	.028	6	41.7	.39	47	.111	4	.90	.010	.03	.2	.05	2.3	<.1	<.05	6	<.5	15
L6100N 9840E	1.2	109.7	4.2	70	.1	26.0	9.9	332	2.49	1.5	.5	10.3	.9	55	.2	.1	.1	63	.38	.047	7	44.7	.67	90	.080	5	1.80	.010	.05	.1	.13	3.1	<.1	<.05	5	<.5	15
L6200N 9640E	.4	27.7	2.0	41	.1	9.9	5.9	275	1.87	.8	.3	9.1	.8	54	.1	<.1	<.1	51	.34	.053	6	22.4	.39	50	.063	3	.88	.011	.05	.1	.01	1.7	<.1	<.05	3	<.5	15
L6200N 9670E	.7	40.5	3.7	45	.1	14.9	9.0	429	2.60	.8	.3	118.4	1.0	49	.1	.1	.1	67	.41	.046	6	31.9	.53	59	.057	3	1.14	.010	.05	.1	.01	1.9	<.1	<.05	4	<.5	15
L6200N 9680E	1.2	84.8	6.1	79	.1	24.1	13.6	472	3.01	1.5	.5	3.5	.9	66	.2	.1	.1	75	.75	.036	7	42.7	.77	86	.066	6	1.80	.012	.07	.1	.02	3.2	<.1	<.05	7	<.5	15
L6200N 9700E	1.9	21.6	4.8	46	<.1	15.6	7.5	264	2.34	1.7	.3	5.7	1.0	46	.1	.1	.1	81	.28	.017	6	34.1	.59	71	.117	4	1.48	.012	.05	.2	.02	2.7	<.1	<.05	8	<.5	15
L6250N 9800E	.5	33.1	3.4	66	.1	18.9	9.8	407	2.96	2.6	.3	5.7	1.2	36	.1	.1	.1	73	.34	.068	7	36.4	.59	90	.086	5	2.56	.011	.06	.1	.02	3.7	<.1	<.05	6	<.5	15
L6250N 9820E	.4	21.6	3.3	41	<.1	12.6	8.3	386	2.16	1.8	.3	8.5	1.2	44	.1	.2	.1	65	.41	.055	7	28.8	.45	91	.093	2	1.36	.013	.04	.1	.01	2.9	<.1	<.05	4	<.5	15
L6250N 9840E	1.1	28.4	3.3	36	<.1	16.0	9.8	406	1.93	1.3	.3	18.1	1.4	52	.1	.1	.1	52	.43	.077	7	29.7	.52	65	.058	3	1.05	.009	.06	.1	.01	2.3	<.1	<.05	3	<.5	15
L6250N 9860E	1.4	48.3	4.0	54	.1	16.5	10.3	459	2.79	1.5	.5	3.9	.8	56	.1	.2	.1	71	.55	.063	7	37.7	.62	82	.078	3	1.61	.014	.06	.1	.02	3.4	<.1	<.05	6	<.5	15
L6250N 9880E	2.0	33.3	3.0	37	<.1	14.2	7.9	400	1.90	1.1	.4	4.8	.7	61	.1	.1	.1	52	.54	.085	7	27.5	.47	59	.063	4	1.03	.011	.05	.1	.01	2.0	<.1	<.05	3	<.5	15
L6250N 9900E	.9	21.2	2.3	38	.1	13.5	6.4	279	1.88	1.2	.3	6.0	1.0	54	<.1	.1	<.1	55	.47	.096	7	30.8	.45	59	.065	3	.94	.011	.06	.1	.01	1.9	<.1	<.05	3	<.5	15
RE L6250N 9900E	1.0	21.6	2.3	37	.1	13.5	6.6	265	1.83	1.2	.3	9.4	.9	54	.1	.1	<.1	55	.45	.097	7	30.1	.46	60	.062	2	.95	.011	.06	.1	.01	1.9	<.1	<.05	3	<.5	15
L6150N 10020E	2.5	345.3	9.9	65	.3	37.4	12.7	528	2.57	1.1	2.1	7.5	.5	77	.2	.1	.2	54	1.10	.087	13	51.1	.86	97	.043	20	1.91	.013	.07	.1	.15	4.5	.1	.09	5	2.1	1
L6150N 10040E	2.4	86.4	3.6	56	.2	18.4	8.6	625	1.85	1.0	.8	5.0	.7	80	.1	.1	.1	42	1.07	.061	8	30.3	.60	118	.041	16	1.35	.013	.09	.1	.15	2.9	.1	<.05	4	1.6	1
L6150N 10060E	1.6	65.3	2.6	47	.2	16.2	7.5	360	1.72	.6	.8	20.4	.6	58	.1	<.1	.1	42	.80	.075	6	30.2	.56	89	.035	11	1.20	.010	.06	.1	.07	2.1	<.1	<.05	4	1.2	1
L6150N 10080E	1.6	63.1	3.0	51	.2	13.1	7.1	464	1.84	.8	1.9	4.0	.6	65	.1	.1	.1	42	.71	.058	9	24.0	.46	102	.033	9	1.20	.009	.05	.1	.08	2.9	<.1	<.05	3	1.0	1
L6150N 10100E	1.7	45.6	3.3	47	.2	13.8	7.6	331	1.96	1.1	2.2	8.0	.5	84	.1	.1	.1	48	.80	.080	9	27.2	.56	108	.054	7	1.51	.013	.06	.2	.07	2.8	<.1	<.05	5	1.0	15
L3450N 9840E	2.0	13.6	5.8	34	<.1	11.1	5.0	185	2.48	1.4	.5	5.0	.2	40	.1	.1	.1	83	.20	.036	6	49.1	.34	52	.103	4	1.64	.011	.02	.1	.03	1.5	<.1	<.05	10	<.5	15
L3450N 9860E	1.2	24.4	2.5	24	<.1	7.1	3.7	147	1.93	1.4	.5	3.6	.8	33	.1	.1	<.1	51	.27	.076	8	30.0	.26	44	.070	6	2.46	.010	.01	.1	.04	2.3	<.1	<.05	4	.7	15
L3450N 9880E	3.7	46.3	4.4	51	.1	12.4	6.9	341	2.28	.9	.6	4.4	.3	67	.1	.1	.1	59	.55	.063	8	34.1	.48	61	.060	2	1.16	.011	.04	.1	.02	1.7	<.1	<.05	7	.7	15
L3450N 9900E	4.1	35.9	3.9	38	.1	13.6	6.6	251	2.06	.8	.6	3.1	.1	47	.1	.1	.1	57	.42	.071	8	29.4	.42	63	.046	3	1.47	.010	.03	.1	.02	1.1	.1	<.05	7	.9	15
STANDARD DS6	11.3	122.9	28.0	143	.3	25.4	10.6	690	2.89	21.1	6.3	49.0	3.0	42	6.2	3.6	4.8	55	.82	.070	14	174.5	.55	163	.073	17	1.81	.071	.14	3.6	.23	3.5	1.7	<.05	6	4.5	15

GROUP 1DX - 15.00 GM SAMPLE LEACHED WITH 90 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 300 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
- SAMPLE TYPE: SOIL PULP Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data (FA ____ DATE RECEIVED: AUG 12 2005 DATE REPORT MAILED: Sept. 1/05

BRITISH COLUMBIA CERTIFIED ASSAYER
C.L.
Clarence Leong

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3450N 9920E	2.1	38.8	4.0	45	.1	19.0	8.2	287	3.00	1.5	.7	2.4	.3	42	.1	.1	.1	82	.29	.077	7	51.8	.50	58	.063	5	2.49	.014	.03	.1	.05	2.0	<.1	.13	7	.5	15.0
L3450N 9940E	3.8	35.9	3.7	27	<.1	15.6	6.5	194	2.55	1.3	.4	1.9	.6	47	.1	.1	.1	83	.32	.051	7	42.0	.45	68	.081	3	1.32	.012	.02	.1	.01	2.0	<.1	.10	8	<.5	15.0
L3450N 9960E	2.3	66.0	3.6	49	.1	15.7	8.7	283	2.68	1.1	.9	2.7	.5	46	.1	.1	.1	61	.44	.064	8	34.9	.53	48	.066	4	1.53	.011	.04	.2	.03	2.6	<.1	.13	6	1.0	15.0
L3450N 9980E	4.2	66.9	3.6	43	<.1	15.6	8.3	285	2.09	1.5	1.2	26.7	1.0	39	<.1	.1	.1	53	.34	.075	11	29.5	.45	51	.069	3	1.57	.010	.04	.2	.05	2.9	.1	.10	7	1.1	15.0
L3450N 10000E	2.7	103.9	3.3	34	.1	16.0	7.3	191	2.42	2.2	.9	3.6	2.0	40	.1	.1	.1	64	.35	.071	13	37.5	.43	51	.082	3	1.73	.011	.04	.2	.06	3.0	<.1	.08	5	.9	15.0
L3450N 10020E	.9	21.4	3.5	29	.1	9.5	5.5	212	2.91	2.0	.4	.9	.5	35	.1	.1	.1	77	.25	.059	6	36.7	.29	34	.078	3	1.88	.007	.02	.1	.03	1.8	<.1	.07	6	.6	15.0
L3450N 10040E	.9	29.1	4.4	31	.1	8.1	4.3	122	1.66	1.1	.3	2.3	.2	28	.1	.1	.1	52	.16	.047	5	20.1	.28	40	.066	1	2.03	.009	.02	<.1	.05	1.7	<.1	<.05	7	<.5	15.0
L3450N 10060E	.6	82.9	2.7	28	.1	14.3	7.2	175	2.02	1.6	.3	2.4	.7	29	.1	.1	<.1	55	.24	.065	4	30.5	.38	47	.058	3	2.22	.013	.02	.1	.03	2.2	<.1	<.05	5	.5	15.0
L3450N 10080E	.8	39.9	2.4	29	.1	10.3	5.9	172	2.17	1.4	.3	1.8	.7	29	.1	.1	<.1	63	.25	.067	4	33.4	.35	34	.068	4	2.19	.011	.02	.2	.03	2.3	<.1	<.05	5	.7	15.0
L3450N 10100E	2.5	211.9	6.4	38	.1	11.9	5.8	174	2.47	3.8	.9	1.4	1.2	26	.1	.2	.1	64	.20	.066	12	37.2	.35	33	.116	4	2.84	.009	.03	.2	.07	3.2	<.1	.06	15	1.6	15.0
L3450N 10120E	2.0	105.6	6.8	29	<.1	13.0	6.4	180	2.02	1.5	.4	1.4	.4	41	.1	.1	.1	71	.14	.039	6	34.3	.40	30	.113	1	1.87	.014	.03	.1	.05	1.8	<.1	<.05	11	.6	15.0
L3450N 10140E	1.0	19.3	4.8	19	<.1	7.0	3.4	121	1.71	1.1	.4	2.2	.2	30	.1	.1	.1	57	.18	.048	6	27.3	.21	56	.069	2	1.84	.009	.02	.1	.04	2.0	<.1	.06	8	<.5	15.0
L3450N 10160E	.3	51.3	2.7	26	<.1	13.1	7.5	296	1.93	1.4	.4	6.9	1.1	46	<.1	.1	<.1	62	.45	.085	7	35.5	.37	49	.067	3	1.17	.016	.04	.1	.01	2.7	<.1	<.05	3	<.5	15.0
L3450N 10180E	1.0	31.9	3.2	28	<.1	11.8	6.5	227	2.36	1.4	.3	6.1	.4	35	.1	.1	.1	71	.27	.066	5	37.8	.38	40	.071	2	1.49	.013	.03	.1	.02	1.8	<.1	.08	6	<.5	15.0
L3450N 10200E	1.5	41.7	4.0	29	.1	10.6	5.4	159	2.33	1.6	.5	7.0	.4	28	.1	.1	.1	67	.20	.052	6	39.6	.27	39	.072	3	2.33	.009	.02	.2	.05	2.3	<.1	<.05	6	.8	15.0
L3450N 10220E	1.4	35.0	4.3	29	.2	10.9	5.0	170	1.66	.8	.4	3.2	.1	36	.1	.1	.1	52	.27	.061	5	31.3	.35	47	.046	2	1.99	.012	.03	.1	.04	1.8	<.1	<.05	6	.5	15.0
L3450N 10240E	3.2	27.9	3.6	38	.1	16.1	8.1	202	2.70	.9	.5	2.7	.4	28	.1	.1	.1	84	.20	.044	3	43.1	.63	59	.118	5	1.78	.013	.09	.1	.04	2.7	.1	.08	9	.6	15.0
L3450N 10320E	1.0	20.8	3.3	33	<.1	9.8	4.9	174	2.06	1.6	.5	7.3	.6	29	.1	.1	.1	57	.24	.057	7	32.0	.30	44	.058	2	2.20	.010	.02	.1	.04	2.2	<.1	<.05	5	.7	15.0
L3450N 10340E	1.1	15.6	5.1	32	<.1	8.6	5.6	238	2.79	1.4	.4	3.7	.2	26	.1	.1	.1	88	.16	.045	6	30.4	.28	47	.093	3	1.54	.011	.03	.2	.03	1.5	<.1	.06	10	<.5	15.0
L3450N 10360E	2.7	78.1	5.8	42	.1	19.9	7.5	231	2.48	1.6	2.1	2.8	.5	55	.1	.1	.1	72	.59	.090	13	46.2	.56	74	.078	4	2.08	.014	.05	.1	.04	2.2	.1	.10	8	.9	15.0
L5900N 9720E	3.0	140.7	6.9	43	.3	22.0	7.6	218	2.05	.8	.6	2.4	.1	54	.1	.1	.1	60	.21	.056	7	45.8	.59	67	.039	3	2.05	.013	.04	.1	.04	1.5	<.1	.06	9	.6	15.0
L5900N 9740E	.8	89.9	2.8	58	<.1	79.3	16.8	427	3.39	<.5	.1	1.0	.1	75	<.1	<.1	.1	126	.61	.011	1	144.6	2.35	30	.125	2	3.20	.012	.04	.1	.01	4.6	<.1	<.05	8	<.5	15.0
L5900N 9760E	1.2	50.6	1.8	47	<.1	55.5	18.4	266	2.59	<.5	.1	<.5	.1	39	.1	<.1	<.1	96	.45	.012	1	71.9	1.97	22	.219	3	2.34	.021	.04	<.1	<.01	2.9	<.1	<.05	9	<.5	15.0
L5900N 9780E	1.4	41.6	3.6	28	<.1	18.1	8.0	170	1.65	<.5	.3	2.7	.1	21	<.1	.1	.1	81	.19	.031	2	48.1	.66	27	.109	3	1.30	.016	.03	.1	.02	2.3	<.1	.09	8	<.5	15.0
L5900N 9800E	6.6	259.2	5.6	92	.3	38.0	16.4	578	2.77	1.2	1.1	4.5	.2	137	.3	.1	.1	77	.78	.118	11	58.1	.89	107	.041	7	2.95	.018	.08	.2	.07	3.1	.1	.11	8	1.0	15.0
L5900N 9820E	4.9	131.4	3.9	74	.2	35.3	14.2	459	2.43	.6	.7	2.3	.3	101	.5	.1	.1	71	.88	.086	7	51.8	.94	103	.063	10	1.91	.016	.11	.1	.06	3.0	.1	.13	6	.7	1.0
L5900N 9840E	.9	16.9	3.4	31	.1	8.9	5.0	191	1.87	1.2	.3	3.6	.6	34	.1	.1	.1	59	.26	.043	6	25.0	.32	54	.070	6	1.19	.010	.03	.1	.03	2.2	<.1	.06	5	<.5	7.5
L5900N 9860E	5.4	20.1	7.5	59	.2	9.7	5.8	283	3.34	2.6	.4	2.1	.5	29	.1	.1	.2	91	.17	.044	9	32.1	.33	52	.104	6	1.41	.013	.05	.2	.04	2.0	<.1	.08	15	<.5	15.0
L5900N 9880E	3.0	54.6	3.1	39	.1	15.6	7.7	255	1.57	<.5	.4	8.7	.3	66	.1	.1	.1	49	.48	.071	6	28.1	.42	61	.043	5	1.09	.011	.05	.2	.02	1.9	<.1	.06	4	<.5	7.5
L5900N 9900E	6.8	15.5	3.6	38	<.1	13.1	5.7	175	1.66	.6	.2	11.3	.5	42	.1	.1	.1	63	.21	.015	4	34.3	.45	31	.101	3	.89	.011	.04	.2	.01	1.9	<.1	<.05	7	<.5	15.0
L5900N 9920E	5.6	201.4	2.6	38	.1	44.3	18.0	616	1.70	<.5	.6	1.9	.3	101	.1	<.1	<.1	49	.41	.064	4	41.9	.81	58	.111	3	1.43	.010	.09	.1	.02	1.8	<.1	.06	4	.6	7.5
RE L5900N 9920E	5.6	199.0	2.4	39	.1	43.8	17.3	583	1.60	<.5	.5	.5	.4	109	.1	<.1	<.1	43	.42	.063	4	40.3	.81	60	.102	2	1.41	.010	.09	.1	.01	1.7	<.1	.06	4	.5	7.5
L5900N 9940E	27.2	153.5	8.9	81	.1	22.8	15.2	480	3.00	1.4	.6	1.1	.9	59	.1	.1	.2	108	.30	.044	10	34.8	.50	58	.148	2	1.53	.012	.06	.3	.02	1.9	.1	<.05	14	<.5	15.0
L5900N 9960E	9.3	66.6	6.9	25	.1	7.5	2.7	74	.87	<.5	.5	<.5	.1	57	.1	.1	.2	38	.10	.033	5	32.2	.20	39	.103	2	.80	.008	.03	.1	.01	.8	<.1	<.05	7	<.5	15.0
STANDARD DS6	11.5	119.8	29.8	149	.3	23.4	10.4	672	2.73	21.1	6.6	48.6	3.2	40	6.1	3.5	4.9	55	.82	.073	14	175.5	.57	161	.072	16	1.85	.070	.16	3.4	.23	3.4	1.7	<.05	6	4.3	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5900N 9980E	6.3	28.1	8.2	16	.1	4.6	1.6	55	.61	.5	.3	6.3	.2	46	<.1	.1	.2	31	.12	.021	8	17.4	.12	37	.105	4	.67	.007	.03	.1	.01	.9	<.1	<.05	7	<.5	15
L5900N 10020E	1.4	19.4	5.7	55	.2	11.8	5.9	424	2.16	1.3	.2	17.1	.4	50	.1	.1	.1	71	.33	.044	6	29.5	.62	54	.132	5	1.31	.013	.11	.1	.02	2.3	<.1	<.05	9	<.5	15
L5900N 10060E	1.6	28.0	3.9	27	.2	6.0	6.1	213	2.06	1.4	.4	171.9	.2	631	.1	.1	.1	57	.70	.046	5	18.5	.22	289	.055	5	2.06	.026	.13	.3	.03	1.2	<.1	<.05	8	<.5	15
L5900N 10080E	4.6	61.6	7.1	74	.2	24.8	11.5	873	3.35	2.4	2.1	11.2	.9	53	.2	.1	.1	92	.61	.062	22	49.8	.70	97	.067	2	2.38	.012	.06	.1	.05	3.6	.1	<.05	9	.5	15
L5900N 10100E	1.0	29.7	3.9	41	.1	16.2	7.9	320	2.86	2.1	.5	33.6	1.0	45	.1	.2	.1	86	.39	.063	9	43.5	.45	67	.091	4	1.18	.011	.04	.1	.02	2.8	<.1	<.05	5	<.5	15
L6050N 9700E	3.5	152.9	4.8	134	.1	12.5	10.5	1563	3.02	.8	.7	10.1	.5	64	.3	.1	.1	81	.78	.084	7	23.6	.84	75	.066	6	1.59	.011	.06	.1	.02	2.6	.1	<.05	8	<.5	15
L6050N 9720E	1.9	15.7	7.6	46	<.1	18.5	6.1	268	2.28	1.4	.3	6.6	.5	56	.1	.1	.2	77	.48	.038	6	39.8	.50	65	.145	3	1.16	.013	.06	.2	.02	1.9	<.1	<.05	12	<.5	15
L6050N 9740E	1.3	9.9	3.8	25	.1	7.3	4.3	205	2.22	1.1	.3	6.4	.4	30	.1	.1	.1	68	.35	.025	6	32.5	.28	47	.080	3	.91	.009	.02	.2	.01	2.0	<.1	<.05	6	<.5	15
L6050N 9760E	1.4	22.2	3.5	26	.1	9.5	4.8	215	2.27	1.8	.3	4.2	.5	30	.1	.1	.1	66	.35	.022	6	32.2	.31	40	.090	3	.97	.009	.02	.1	.01	2.2	<.1	<.05	6	<.5	15
L6050N 9780E	1.3	98.3	7.2	76	.1	48.8	15.7	820	3.57	1.2	.4	8.0	.3	59	.3	.1	.1	111	.80	.072	5	119.5	1.19	64	.089	5	1.99	.011	.08	.1	.02	5.8	<.1	<.05	9	<.5	15
L6050N 9800E	1.8	69.8	6.1	76	.1	18.9	12.3	582	2.85	1.5	.5	67.5	.3	76	.2	.1	.2	67	1.00	.084	7	48.2	.60	67	.095	6	1.36	.014	.06	.1	.02	2.1	<.1	<.05	9	.5	15
L6050N 9820E	1.4	32.5	5.5	78	.1	21.3	11.1	696	3.27	1.3	.4	109.1	.1	71	.2	.1	.1	78	.43	.084	5	49.3	.77	140	.079	7	1.52	.016	.06	.2	.03	1.7	<.1	<.05	9	<.5	1
L6050N 9840E	3.3	109.4	8.7	59	.1	10.1	7.3	413	2.40	1.4	.7	7.8	.1	63	.4	.1	.2	68	.37	.050	7	28.1	.27	98	.045	10	1.12	.012	.05	.2	.03	1.4	<.1	<.05	8	<.5	1
L6050N 9850E	3.0	114.7	4.4	62	.1	20.0	11.2	641	2.46	1.1	.7	51.3	.3	57	.2	.1	.1	65	.41	.083	10	43.8	.60	105	.052	4	1.73	.012	.05	.2	.03	2.9	<.1	<.05	6	<.5	15
L6050N 9880E	1.2	95.0	3.7	63	.1	34.0	12.6	542	2.71	2.2	.6	6.9	.9	52	.1	.1	.1	72	.48	.077	8	69.3	.81	92	.094	4	1.76	.013	.08	.2	.02	3.4	<.1	<.05	5	<.5	15
L6200N 9720E	2.2	66.6	5.8	38	.1	17.0	8.1	250	3.15	1.7	.4	38.0	1.1	39	.1	.1	.1	104	.30	.020	8	46.9	.48	65	.134	3	1.85	.011	.03	.2	.02	2.7	<.1	<.05	9	.5	15
L6200N 9820E	2.6	172.4	7.0	88	.1	38.5	17.6	516	3.80	3.6	.8	1.5	1.4	40	.2	.1	.2	100	.53	.045	10	52.2	.65	105	.101	6	2.57	.013	.07	.1	.03	4.2	.1	<.05	8	<.5	15
L6200N 9840E	3.9	195.4	6.2	86	.2	36.5	14.2	608	3.34	2.1	1.2	7.9	.8	56	.3	.1	.2	87	.76	.080	11	46.7	.66	136	.068	7	2.21	.016	.10	.1	.04	4.5	.1	<.05	6	1.2	15
L6200N 9860E	1.9	12.8	7.4	50	.1	13.6	7.1	310	3.23	2.0	.4	3.8	1.2	33	.1	.1	.1	112	.25	.089	6	46.2	.49	67	.153	2	1.48	.010	.06	.1	.03	2.2	<.1	<.05	12	<.5	15
L6200N 9880E	.9	8.1	7.7	32	.1	6.6	4.4	205	3.43	2.3	.2	574.6	.9	27	.1	.2	.2	123	.20	.079	6	34.1	.23	41	.184	2	1.02	.009	.03	.1	.02	2.1	<.1	<.05	14	<.5	15
L6200N 9900E	.7	28.0	3.8	56	.3	15.6	8.4	337	3.12	2.6	.4	5.7	1.0	32	.1	.1	.1	77	.31	.081	7	40.1	.51	61	.102	6	2.96	.012	.05	.2	.06	3.5	<.1	<.05	6	<.5	15
RE L6200N 9920E	.4	17.6	3.1	42	.1	12.8	6.6	302	2.43	1.8	.3	35.1	.9	39	.1	.1	.1	64	.28	.071	6	30.5	.43	68	.073	4	1.74	.011	.05	.1	.03	2.5	<.1	<.05	5	<.5	15
L6200N 9920E	.4	17.1	3.2	42	.1	13.5	6.4	316	2.42	1.7	.3	7.1	.8	40	.1	.1	.1	65	.27	.075	6	29.6	.44	69	.071	2	1.73	.011	.05	.1	.02	2.4	<.1	<.05	5	<.5	15
L6200N 9940E	.5	25.4	3.5	53	.2	14.1	8.6	362	2.94	3.1	.4	2.5	1.2	33	.2	.1	.1	79	.36	.079	7	36.9	.50	72	.100	3	2.43	.011	.05	.2	.03	3.6	<.1	<.05	5	<.5	15
L6200N 9960E	.6	12.7	4.5	33	.1	8.9	4.9	241	2.23	1.4	.3	4.5	.5	34	.1	.1	.1	73	.25	.045	6	29.5	.37	49	.092	4	1.46	.011	.04	.1	.02	2.3	<.1	<.05	7	<.5	15
L6200N 9980E	.6	30.4	3.1	41	.1	17.9	8.3	361	2.42	1.6	.4	17.7	.9	38	.1	.1	.1	75	.38	.084	8	41.5	.54	77	.093	7	1.55	.011	.08	.1	.02	2.4	<.1	<.05	5	<.5	15
L6200N 10100E	3.0	26.7	4.7	58	.1	14.8	7.0	269	1.78	1.5	1.6	3.5	.6	40	.1	.1	.1	57	.43	.057	10	29.7	.47	117	.033	8	1.48	.013	.03	.2	.08	3.1	.1	<.05	5	.5	1
L6250N 9640E	.2	9.9	2.0	38	<.1	8.4	5.9	313	1.87	1.0	.2	9.0	.9	40	.1	.1	<.1	52	.31	.086	6	20.9	.33	60	.056	6	1.35	.013	.05	.1	.02	1.9	<.1	<.05	3	<.5	15
L6250N 9660E	.2	24.4	3.1	39	.1	13.0	9.0	391	2.38	2.3	.4	4.5	1.4	29	.1	.1	.1	73	.30	.064	7	33.5	.50	75	.113	5	2.11	.012	.05	.2	.03	3.6	<.1	<.05	5	<.5	15
L6250N 9680E	1.3	17.5	5.3	53	.1	13.5	7.4	355	4.68	3.9	.4	1318.7	1.3	27	.2	.1	.1	132	.22	.142	7	49.5	.40	65	.141	5	2.70	.009	.04	.3	.04	2.6	<.1	<.05	11	.5	15
L6250N 9700E	1.6	19.8	5.3	61	.1	12.7	6.5	286	4.35	3.7	.4	2.8	.9	29	.2	.1	.1	134	.24	.054	6	45.5	.40	58	.161	4	2.23	.011	.03	.1	.04	2.5	<.1	<.05	12	<.5	15
L6250N 9720E	1.1	15.7	5.0	57	.1	13.1	6.2	245	3.98	3.5	.4	3.9	1.0	29	.1	.2	.1	103	.28	.089	7	43.4	.42	67	.127	4	3.00	.010	.04	.2	.04	3.0	<.1	<.05	9	.5	15
L6250N 9740E	.8	18.3	3.6	45	.3	12.2	6.2	248	2.64	3.2	.5	14.8	1.2	21	.1	.1	<.1	69	.24	.115	6	41.8	.36	54	.073	4	3.44	.008	.03	.3	.05	2.9	<.1	<.05	5	.6	15
L6250N 9760E	.3	18.7	2.8	31	<.1	11.2	5.6	249	2.14	2.2	.3	3.2	1.3	29	.1	.1	<.1	73	.36	.064	7	33.8	.33	63	.092	5	1.25	.009	.03	.1	.02	2.7	<.1	<.05	3	<.5	15
STANDARD DS6	11.3	127.6	30.1	147	.3	24.9	11.1	733	2.89	22.0	6.9	53.0	3.3	38	6.2	3.5	5.2	58	.84	.075	15	178.7	.59	168	.082	16	1.95	.076	.16	3.4	.23	3.7	1.8	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L6250N 9780E	.4	18.8	3.0	45	.1	12.1	6.9	263	2.28	2.3	.4	<.5	1.3	31	.1	.1	.1	68	.32	.076	7	34.9	.43	66	.090	4	1.90	.011	.03	.1	.02	2.7	<.1	<.05	4	<.5	15
L4950N 9500E	.4	34.8	3.0	29	.1	8.8	5.5	266	2.22	1.5	.4	3.1	.5	39	.1	.1	.1	63	.33	.037	7	24.7	.38	56	.071	7	1.17	.010	.02	.1	.02	2.0	<.1	<.05	4	<.5	15
L4950N 9520E	.3	63.0	4.1	45	.1	11.9	9.0	442	2.71	1.3	.5	32.4	.4	59	.1	.1	.1	82	.32	.062	9	25.9	.57	77	.076	4	1.64	.018	.05	.1	.02	2.0	<.1	<.05	6	<.5	15
L4950N 9540E	.2	29.9	3.1	28	<.1	9.9	5.5	223	2.01	1.8	.3	3.5	.6	35	.1	.1	.1	59	.28	.026	7	25.2	.37	54	.093	3	1.08	.009	.03	.1	.02	2.2	<.1	<.05	4	<.5	15
L4950N 9560E	.3	40.0	3.0	33	.1	11.8	7.6	280	2.38	2.1	.3	4.1	.7	38	.1	.1	<.1	73	.33	.056	8	29.3	.48	64	.104	3	1.55	.011	.05	.1	.02	2.2	<.1	<.05	4	<.5	15
L4950N 9580E	.6	55.3	3.5	38	.1	14.0	7.9	279	2.63	2.5	.5	5.3	.3	38	.1	.1	.1	80	.23	.044	8	37.0	.45	61	.086	4	1.86	.009	.05	.1	.03	1.9	<.1	<.05	6	.6	15
RE L4950N 9580E	.5	56.2	3.8	37	.1	13.3	7.6	259	2.53	2.5	.6	4.6	.3	35	.1	.1	.1	77	.21	.048	8	37.5	.46	60	.079	3	1.91	.009	.05	.1	.04	1.8	<.1	<.05	5	.5	15
L4950N 9600E	.5	33.8	2.7	38	.1	12.7	8.1	280	2.35	2.4	.4	3.5	.5	41	.1	.1	<.1	67	.33	.080	7	29.3	.45	61	.088	3	2.19	.010	.04	.1	.03	2.3	<.1	<.05	4	<.5	15
L4950N 9620E	.5	47.0	3.8	34	.1	13.4	6.2	251	2.33	2.0	.4	768.9	.3	30	.1	.1	.1	70	.22	.037	6	36.9	.38	78	.103	3	1.71	.012	.03	.1	.04	1.9	<.1	<.05	6	.5	15
L4950N 9640E	.5	55.1	3.0	32	.1	15.6	7.4	270	1.99	1.9	.4	6.5	.6	95	.1	.1	.1	63	.33	.047	7	36.6	.49	120	.092	2	1.96	.014	.04	.1	.03	2.5	<.1	<.05	4	<.5	15
L4950N 9660E	.8	45.7	3.5	37	<.1	14.7	7.2	239	1.93	2.1	.4	2.7	.9	53	.1	.1	.1	63	.32	.078	8	32.6	.47	93	.084	2	1.44	.012	.04	.1	.01	2.7	<.1	<.05	4	<.5	15
L4950N 9680E	.8	48.8	3.1	30	.1	13.9	7.5	235	1.97	1.9	.3	4.1	.7	65	.1	.1	<.1	63	.36	.062	7	34.9	.42	96	.076	1	1.24	.012	.04	.1	.01	2.3	<.1	<.05	4	<.5	15
L4950N 9700E	.4	27.6	4.1	25	.1	12.0	6.7	272	1.96	2.0	.3	2.4	.3	39	.1	.1	.1	62	.30	.055	7	30.4	.38	96	.070	3	1.42	.010	.02	.1	.03	1.8	<.1	<.05	4	<.5	15
L5050N 9500E	.4	45.5	4.4	35	.2	10.3	7.3	528	2.03	1.4	.4	66.3	.2	73	.1	.1	.1	63	.39	.061	8	27.0	.42	93	.054	5	1.29	.011	.04	.1	.02	1.6	<.1	<.05	4	<.5	15
L5050N 9520E	.3	26.4	3.5	29	.1	9.3	5.3	227	2.00	2.0	.4	9.9	.5	39	.1	.1	.1	61	.30	.030	8	25.6	.35	65	.083	3	1.22	.009	.03	.1	.03	2.2	<.1	<.05	4	<.5	15
L5050N 9540E	.3	25.8	3.1	32	<.1	10.4	5.3	218	2.10	1.9	.4	9.9	.5	31	.1	.1	.1	60	.25	.032	7	27.1	.36	54	.080	2	1.28	.008	.04	.1	.02	2.2	<.1	<.05	4	<.5	15
L5050N 9560E	.3	42.0	3.1	34	<.1	12.7	7.7	323	2.18	2.1	.3	6.6	1.3	41	.1	.1	.1	67	.40	.061	7	34.7	.43	76	.106	3	1.22	.011	.06	.1	.01	2.9	<.1	<.05	4	<.5	15
L5050N 9580E	.3	29.9	3.0	34	.1	10.3	6.8	276	2.16	2.1	.4	10.3	1.1	40	.1	.1	<.1	66	.34	.060	7	28.3	.38	59	.106	3	1.41	.010	.05	.1	.03	2.8	<.1	<.05	4	<.5	15
L5050N 9600E	.2	22.2	3.0	26	<.1	10.6	6.5	242	2.10	2.2	.3	1.6	1.1	36	.1	.1	<.1	64	.32	.055	7	28.3	.39	68	.092	3	1.36	.009	.04	.1	.02	2.5	<.1	<.05	3	<.5	15
L5050N 9620E	.9	27.6	3.4	27	<.1	11.2	5.7	230	2.04	2.2	.5	4.3	.8	39	.1	.1	.1	52	.31	.078	9	26.1	.40	70	.077	3	1.59	.009	.03	.1	.02	2.1	<.1	<.05	4	.6	15
L5050N 9640E	.8	160.2	4.0	40	.1	20.3	9.7	367	2.39	2.3	.6	3.4	.4	84	.1	.1	.1	71	.28	.075	7	41.7	.53	128	.081	3	2.18	.012	.05	.1	.02	2.5	<.1	<.05	6	.6	15
L5050N 9660E	.6	50.3	3.7	41	.1	15.3	7.8	289	2.18	2.2	.4	2.5	.7	107	.1	.1	.1	65	.33	.088	7	33.7	.48	157	.091	3	1.64	.012	.05	.1	.01	2.7	<.1	<.05	4	.5	15
L5050N 9680E	.5	67.1	3.2	36	.1	16.3	7.9	291	2.12	2.0	.5	30.2	.6	174	.1	.1	.1	61	.37	.079	8	33.7	.49	137	.084	4	1.67	.012	.05	.1	.01	2.8	<.1	<.05	4	<.5	15
L5050N 9700E	.8	48.1	3.2	33	<.1	15.7	7.4	242	1.89	1.4	.3	12.5	.5	57	.1	.1	.1	60	.27	.082	7	32.6	.47	113	.073	4	1.43	.012	.04	.1	.01	2.1	<.1	<.05	4	<.5	15
L5050N 9720E	.6	43.4	3.3	33	.1	16.4	7.0	243	1.89	1.7	.4	3.7	.3	51	.1	.1	.1	54	.24	.069	6	35.4	.46	101	.062	2	1.55	.012	.03	.1	.03	1.8	<.1	<.05	5	<.5	15
L5050N 9740E	1.3	37.1	4.2	34	.1	23.0	7.7	398	2.42	1.8	.5	7.9	.2	38	.1	.1	.1	63	.28	.067	8	44.4	.46	103	.050	3	1.59	.010	.03	<.1	.03	2.5	<.1	<.05	5	<.5	15
L5050N 9760E	.5	29.9	3.4	29	.1	12.4	7.0	279	2.27	2.4	.5	35.3	1.2	39	.1	.1	<.1	63	.34	.052	9	32.2	.40	80	.095	3	1.45	.011	.03	.1	.02	3.0	<.1	<.05	4	.5	15
L5050N 9780E	.7	84.8	4.1	32	.1	16.2	10.0	368	2.15	2.5	.4	4.0	.7	70	.1	.1	<.1	67	.35	.050	7	33.0	.55	99	.070	4	1.83	.019	.04	.1	.01	3.0	<.1	<.05	4	<.5	15
L5050N 9800E	.7	25.8	3.9	30	.1	10.4	5.3	315	2.01	1.3	.3	4.0	.2	32	.1	.1	.1	62	.19	.055	5	30.7	.32	73	.062	4	1.31	.010	.02	.1	.03	1.5	<.1	<.05	5	<.5	15
L5050N 9820E	.8	81.0	2.9	37	.1	12.2	10.3	299	2.41	1.3	.4	5.8	.4	73	.1	.1	<.1	79	.36	.050	5	26.7	.60	121	.099	5	1.83	.032	.11	.1	.02	2.1	.1	<.05	5	<.5	15
L5050N 9840E	.8	68.7	3.8	35	<.1	15.7	10.7	310	2.45	1.5	.3	9.8	.8	72	.1	.1	<.1	87	.38	.055	5	37.8	.57	109	.113	3	1.35	.019	.10	.1	.01	2.6	<.1	<.05	4	<.5	15
L5050N 9860E	1.5	167.1	3.4	48	.1	18.8	16.7	385	3.14	1.7	.4	5.3	.8	99	.1	.1	<.1	94	.36	.081	5	29.2	1.05	281	.194	5	2.13	.022	.37	.1	.02	2.7	.2	<.05	6	.7	15
L5050N 9880E	1.3	110.8	2.8	45	<.1	22.8	15.2	357	2.47	1.4	.4	2.6	.7	308	.1	.1	<.1	74	.46	.071	5	39.6	.82	236	.125	3	2.43	.036	.28	.1	.01	2.3	.2	<.05	5	.5	15
L5050N 9900E	4.2	173.4	2.5	43	.1	19.2	21.7	461	2.52	1.1	.5	16.9	.4	826	.1	.1	.1	76	.75	.082	4	22.3	.74	229	.073	2	2.89	.040	.24	.1	.02	2.6	.1	<.05	5	.5	15
STANDARD DS6	11.4	121.0	30.0	145	.3	23.8	10.4	726	2.79	22.2	6.8	48.1	3.2	42	6.2	3.4	4.9	56	.82	.075	14	181.1	.56	162	.081	17	1.84	.072	.16	3.6	.24	3.3	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5050N 9920E	3.3	128.4	4.7	51	.1	17.6	21.5	762	2.93	2.3	.7	9.2	.4	89	.1	.1	.1	83	.37	.097	8	35.5	.77	153	.063	4	2.67	.029	.08	.2	.03	2.8	.1	.06	9	.8	15
L5050N 9940E	3.7	104.3	3.3	29	<.1	16.2	9.5	313	2.11	1.7	.4	3.0	.8	54	.1	.1	.1	70	.34	.062	6	38.6	.49	77	.077	4	1.36	.016	.05	.1	.01	2.3	<.1	<.05	4	<.5	15
L5050N 9960E	7.1	151.6	3.5	43	.1	17.3	9.8	277	2.37	1.9	.7	9.1	.7	54	.1	.1	.1	79	.39	.074	7	41.8	.55	93	.086	4	1.89	.021	.05	.2	.04	2.5	<.1	<.05	5	.6	15
L5050N 9980E	18.5	143.4	4.2	40	.3	14.5	9.7	246	1.99	1.4	1.9	7.0	.5	84	.1	.1	.1	63	.64	.112	10	34.0	.44	85	.049	4	1.78	.024	.04	.3	.10	2.8	.1	.08	6	1.3	15
L5050N 10080E	.4	20.5	3.2	32	.1	10.0	5.9	250	2.00	2.1	.4	9.1	.8	35	.1	.1	.1	57	.30	.058	6	28.2	.37	62	.078	3	1.71	.013	.02	.1	.03	2.7	<.1	<.05	4	<.5	15
L5100N 9880E	1.4	117.8	4.0	41	.1	20.4	14.7	402	2.45	1.6	.4	5.3	.8	148	.1	.1	.1	85	.50	.078	5	37.6	.83	175	.108	3	2.18	.041	.18	.3	.02	2.5	.1	<.05	5	<.5	15
L5100N 9910E	2.2	80.0	3.3	31	.1	15.1	11.4	289	2.10	1.9	.5	69.9	1.1	67	.1	.1	.1	70	.49	.068	8	38.4	.50	95	.108	2	1.31	.019	.08	.1	.02	2.9	<.1	<.05	4	<.5	15
L5100N 9980E	18.7	136.1	4.2	24	.6	12.2	5.6	148	.89	<.5	3.2	7.7	.1	37	.1	.1	.1	51	.31	.110	10	35.9	.34	68	.024	4	1.44	.017	.03	.1	.35	1.7	.1	.19	4	5.4	15
L5100N 10060E	.3	19.7	2.9	26	.1	9.6	5.5	222	1.84	2.1	.4	3.0	.9	39	.1	.1	<.1	57	.36	.050	7	28.1	.34	64	.089	3	1.29	.012	.03	.1	.02	2.7	<.1	<.05	4	<.5	15
L5100N 10080E	.3	16.7	2.9	23	.1	10.4	5.6	216	1.94	1.9	.4	26.9	1.0	37	.1	.1	<.1	64	.32	.042	8	30.2	.33	64	.090	4	1.20	.012	.02	.1	.02	3.1	<.1	<.05	3	<.5	15
L5150N 9500E	.3	27.1	4.3	34	.1	9.8	5.4	285	2.13	1.7	.4	22.2	.3	48	.1	.1	.1	67	.51	.051	7	30.0	.37	56	.061	2	1.16	.009	.03	.1	.04	2.4	<.1	<.05	5	.5	15
L5150N 9520E	.4	22.1	4.7	34	.1	11.2	7.0	286	2.51	3.1	.4	5.8	.8	48	.1	.1	.1	69	.36	.047	7	33.6	.40	68	.096	2	1.60	.011	.03	.1	.02	2.7	<.1	<.05	5	<.5	15
L5150N 9540E	.4	36.8	3.8	36	.1	12.3	6.0	256	2.42	2.5	.5	236.7	.6	43	.1	.2	.1	67	.33	.050	8	35.1	.40	54	.085	5	1.84	.011	.03	.1	.03	2.7	<.1	<.05	5	<.5	15
L5150N 9560E	.3	27.6	3.8	36	.1	10.6	6.4	270	2.05	2.4	.4	15.7	.7	45	.1	.2	.1	64	.37	.049	8	29.2	.40	69	.087	3	1.48	.014	.03	.1	.02	2.7	<.1	<.05	4	<.5	15
L5150N 9580E	.4	31.6	4.0	44	.1	13.0	9.1	682	2.59	2.1	.4	128.9	.5	36	.2	.2	.1	71	.32	.064	7	34.3	.48	60	.072	1	1.33	.010	.05	.1	.02	2.4	<.1	<.05	5	<.5	15
L5150N 9600E	.3	37.5	3.5	40	<.1	10.1	5.8	256	2.07	1.6	.5	1.2	.6	41	.1	.1	.1	55	.31	.039	7	30.3	.40	57	.075	4	1.33	.016	.03	.1	.02	2.5	<.1	<.05	4	<.5	15
L5150N 9620E	.3	30.0	2.9	33	<.1	10.9	5.4	250	1.99	2.1	.3	5.3	1.0	34	.1	.1	.1	59	.30	.054	6	29.3	.36	56	.084	3	1.13	.010	.03	.1	.02	2.5	<.1	<.05	4	<.5	15
L5150N 9640E	.4	34.4	3.0	40	<.1	13.1	8.1	353	2.40	2.1	.4	3.3	.8	52	.1	.1	.1	78	.48	.089	8	35.1	.62	57	.111	3	1.58	.013	.06	.1	.02	2.8	<.1	<.05	5	<.5	15
L5150N 9660E	.4	37.8	3.4	38	.1	14.6	7.9	279	2.33	2.5	.5	4.3	.5	53	.1	.1	.1	65	.37	.066	8	36.2	.47	81	.095	3	2.08	.013	.03	.1	.04	2.9	<.1	<.05	5	.5	15
L5150N 9680E	.9	45.8	3.2	27	.1	15.1	8.3	288	2.23	2.1	.5	2.8	.8	38	.1	.1	.1	69	.34	.034	7	38.2	.51	60	.111	6	1.61	.013	.05	.1	.02	2.9	<.1	<.05	4	<.5	15
L5150N 9700E	1.0	44.5	3.6	26	.1	13.0	7.1	214	2.12	1.9	.4	8.6	.6	57	.1	.1	.1	64	.28	.038	6	34.6	.43	81	.084	7	1.61	.012	.03	.1	.04	2.4	<.1	<.05	5	<.5	15
L5150N 9720E	1.9	53.2	4.0	33	.1	17.3	7.9	255	1.97	1.6	.6	4.2	.2	50	.1	.1	.1	62	.27	.067	7	37.7	.45	76	.071	3	1.69	.013	.04	.1	.04	1.5	<.1	.06	6	.5	15
L5150N 9740E	1.2	27.1	4.1	29	.1	9.6	4.8	221	1.80	2.1	.4	2.9	.3	37	.1	.1	.1	54	.30	.052	7	30.1	.33	57	.075	5	1.48	.010	.03	.1	.04	2.2	<.1	<.05	5	<.5	15
L5150N 9760E	.7	24.7	3.6	27	.1	10.9	5.6	253	1.79	1.6	.4	6.1	.3	32	.1	.1	.1	60	.28	.056	6	31.2	.33	61	.061	1	1.29	.010	.03	.1	.04	1.9	<.1	<.05	4	<.5	15
L5150N 9780E	2.1	61.4	3.5	31	<.1	15.8	7.9	281	2.20	2.1	.4	6.0	.8	43	.1	.1	.1	68	.37	.053	7	36.4	.43	66	.088	2	1.38	.013	.03	.1	.02	2.6	<.1	<.05	4	<.5	15
RE L5150N 9780E	2.2	62.2	3.5	30	<.1	14.7	7.3	298	2.18	2.3	.4	7.2	.7	49	.1	.2	.1	74	.40	.053	8	37.1	.43	68	.098	2	1.39	.012	.04	.1	.02	2.8	<.1	<.05	4	<.5	15
L5150N 9800E	1.1	74.6	3.1	29	.1	14.6	9.3	292	2.19	2.2	.4	4.5	.7	95	.1	.2	.1	66	.40	.054	7	30.9	.40	114	.091	3	1.69	.017	.03	.1	.03	2.9	<.1	<.05	4	.5	15
L5150N 9820E	.6	50.3	3.4	35	.1	15.3	8.2	358	2.12	2.1	.4	2.3	.6	250	.1	.1	.1	68	.42	.059	7	32.9	.52	144	.092	2	1.74	.020	.06	.1	.02	2.5	.1	<.05	5	<.5	15
L5150N 9840E	.4	68.2	2.8	31	<.1	20.5	9.6	299	1.85	1.4	.3	7.1	.6	283	.1	.1	.1	56	.40	.061	5	37.5	.56	141	.076	2	1.54	.017	.09	.1	.01	2.2	.1	<.05	4	<.5	15
L5150N 9860E	.6	103.1	3.1	40	.1	17.3	11.0	364	2.28	1.7	.3	5.1	.7	442	.1	.1	.1	79	.60	.082	5	28.4	.68	179	.085	1	2.37	.035	.14	.2	.02	2.7	.1	<.05	5	<.5	15
L5150N 9880E	.8	118.3	3.3	51	.1	12.0	12.6	391	2.71	1.4	.4	24.9	.9	1218	.1	.1	.1	90	.77	.083	5	18.6	.71	214	.090	2	2.44	.025	.19	.2	.03	2.6	.1	<.05	6	<.5	15
L5150N 9890E	1.0	102.6	4.0	49	.1	14.7	11.4	433	2.47	1.5	.4	4.0	.7	305	.1	.1	.1	81	.46	.074	6	25.6	.68	234	.096	2	2.29	.034	.10	.2	.03	2.6	.1	<.05	6	.5	15
L5150N 9920E	6.6	100.1	4.5	50	.1	16.7	10.1	288	2.23	1.7	1.4	5.0	.4	133	<.1	.1	.1	75	.44	.074	8	30.0	.59	164	.081	4	2.17	.028	.06	.3	.02	2.5	.1	<.05	7	1.6	15
L5150N 9940E	16.3	79.0	4.7	50	.1	29.9	12.1	326	2.55	2.3	2.2	3.9	1.7	74	.1	.1	.1	83	.43	.074	12	61.3	.71	161	.100	2	1.84	.016	.04	.2	.09	3.9	.1	<.05	7	1.9	15
STANDARD DS6	11.2	119.2	29.2	139	.3	24.7	10.4	681	2.80	20.9	6.3	52.9	3.1	42	6.1	3.6	4.9	57	.82	.077	15	175.6	.56	167	.086	18	1.83	.070	.17	3.5	.22	3.6	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data ___ FA ___



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429 Page 6

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5150N 9960E	3.6	50.1	4.0	37	.1	30.9	8.6	231	1.60	1.0	.6	5.3	1.3	50	.1	.1	.3	57	.37	.052	7	66.9	.83	85	.085	2	1.69	.013	.03	.1	.04	4.0	.1	<.05	5	.9	15
L5150N 9980E	4.2	43.9	5.3	54	.1	33.5	9.5	260	1.81	.9	.7	4.2	.8	40	.1	.1	.6	56	.29	.059	8	63.4	.81	66	.070	3	1.88	.010	.03	.1	.02	3.4	.1	<.05	7	.8	15
L5150N 10000E	8.1	44.6	3.1	52	.1	33.6	12.0	242	2.15	1.0	.6	7.7	.6	32	.1	.1	.3	66	.27	.052	5	56.7	.73	65	.090	1	1.53	.010	.02	.1	.02	2.5	<.1	<.05	5	.5	15
L5150N 10060E	.4	17.9	2.9	28	.1	10.2	5.0	209	1.81	1.7	.3	5.5	.7	26	.1	.1	<.1	50	.21	.038	7	27.0	.32	52	.067	1	1.57	.011	.02	.1	.02	2.3	<.1	<.05	4	<.5	15
L5150N 10080E	.7	14.4	3.3	27	.1	8.8	4.6	218	2.26	2.1	.3	1.6	.3	27	.2	.1	.1	60	.24	.054	7	27.5	.27	49	.061	<1	1.68	.009	.02	.1	.03	1.9	<.1	<.05	5	<.5	15
L5200N 9500E	.7	25.1	3.5	36	.2	13.1	6.5	299	2.04	2.0	.6	5.5	.4	51	.1	.1	.1	59	.43	.051	10	31.8	.41	77	.051	2	1.60	.012	.04	.2	.03	2.5	<.1	<.05	5	<.5	15
L5200N 9520E	.3	19.7	3.8	32	.1	10.8	6.3	283	2.08	2.2	.3	2.9	.7	36	.1	.1	.1	58	.33	.055	7	27.3	.36	60	.068	2	1.35	.010	.03	.1	.03	2.4	<.1	<.05	4	<.5	15
L5200N 9540E	1.2	35.5	4.5	49	.2	10.4	5.8	476	2.01	1.6	1.0	2.7	.1	49	.1	.1	.1	56	.36	.129	12	23.9	.36	80	.020	2	1.45	.009	.03	.1	.04	1.2	<.1	.08	6	.7	15
L5200N 9560E	.4	69.3	7.1	46	.1	14.5	7.8	426	2.45	2.3	.5	5.7	.5	51	<.1	.2	.1	66	.35	.066	9	33.4	.45	77	.055	<1	1.66	.011	.06	.2	.03	2.7	<.1	<.05	5	.5	15
L5200N 9580E	.3	34.8	2.9	31	<.1	12.1	5.9	222	2.05	2.4	.4	3.7	.9	34	.1	.1	.1	58	.32	.048	7	28.8	.34	63	.077	2	1.60	.021	.03	.1	.02	2.9	<.1	<.05	4	<.5	15
L5200N 9600E	.4	41.6	4.2	37	.1	11.2	6.9	371	2.16	1.7	.4	3.1	.3	44	.1	.1	.1	66	.36	.046	9	29.8	.40	77	.066	1	1.43	.010	.03	.1	.03	2.2	<.1	<.05	6	<.5	15
L5200N 9620E	.4	36.9	3.7	41	.1	18.7	8.6	309	2.49	1.8	.3	4.7	.9	41	.1	.1	<.1	71	.31	.041	7	37.1	.59	63	.098	<1	1.51	.011	.05	.1	.02	2.8	<.1	<.05	6	<.5	15
L5200N 9640E	.7	56.6	4.0	35	.1	12.6	6.5	277	2.11	1.7	.4	4.6	.2	34	<.1	.1	.1	60	.23	.052	10	29.1	.39	64	.056	2	1.44	.010	.04	.1	.04	1.8	<.1	<.05	5	.5	15
L5200N 9660E	2.2	34.3	5.1	44	.1	11.9	6.9	363	2.29	1.5	.5	2.8	.2	55	.1	.1	.1	67	.23	.076	9	26.3	.44	52	.045	6	1.43	.011	.04	.1	.02	1.3	<.1	<.05	8	<.5	15
L5200N 9680E	.6	46.1	3.5	31	.1	13.5	6.3	236	2.01	1.3	.4	7.6	.1	39	.1	.1	.1	61	.20	.059	6	29.7	.37	82	.049	2	1.76	.013	.04	.1	.05	1.2	<.1	<.05	5	<.5	15
L5200N 9700E	.3	49.6	2.8	35	.1	15.5	7.7	276	2.28	1.9	.3	4.0	.7	35	<.1	.1	.1	69	.35	.050	6	34.8	.51	80	.099	4	1.59	.014	.05	.1	.03	3.0	<.1	<.05	4	<.5	15
L5200N 9720E	3.6	49.2	4.6	34	.1	14.3	10.5	600	2.22	1.2	.4	4.9	.3	40	<.1	.1	.1	65	.21	.053	6	33.0	.44	73	.070	2	1.45	.011	.03	.1	.03	1.7	.1	<.05	5	<.5	15
L5200N 9740E	2.6	163.4	3.6	33	.1	16.7	9.6	343	1.92	1.7	.7	7.4	.2	30	<.1	.1	.1	56	.22	.067	8	32.6	.41	58	.046	2	1.68	.012	.03	.1	.03	1.9	.1	<.05	5	.6	15
L5200N 9760E	1.9	33.4	3.7	33	.1	13.0	6.8	296	1.96	1.7	.3	1.8	.3	33	.1	.1	.1	54	.20	.051	7	31.6	.35	61	.060	2	1.33	.009	.03	.1	.03	1.7	<.1	<.05	5	.5	15
RE L5200N 9760E	1.8	33.1	3.7	32	.1	13.3	7.0	301	1.95	1.5	.4	4.9	.3	33	.1	.1	.1	56	.21	.050	7	31.4	.33	57	.063	1	1.23	.009	.03	.1	.03	1.8	<.1	<.05	5	<.5	15
L5200N 9780E	.7	23.5	3.9	27	.1	9.8	5.1	192	1.75	1.3	.4	2.4	.2	32	.1	.1	.1	53	.23	.057	7	29.8	.28	76	.054	2	1.37	.010	.02	.1	.03	1.5	<.1	<.05	5	<.5	15
L5200N 9800E	1.6	38.7	3.5	30	<.1	14.1	7.7	314	2.43	1.9	.3	2.8	.7	40	.1	.1	.1	73	.28	.048	7	36.8	.39	64	.074	2	1.17	.010	.03	.1	.01	2.5	<.1	<.05	4	<.5	15
L5200N 9820E	1.8	59.2	3.6	31	.1	16.6	9.7	382	2.04	1.7	.3	2.4	.6	149	.1	.1	.1	58	.36	.066	6	28.4	.52	145	.061	2	1.62	.015	.07	.1	.02	2.3	.1	<.05	5	<.5	15
L5200N 9840E	1.2	54.8	3.8	36	.1	14.4	9.1	352	2.26	2.2	.4	31.7	.8	112	.1	.2	.1	65	.33	.063	9	32.3	.45	113	.069	2	1.67	.016	.05	.3	.02	2.6	<.1	<.05	5	.5	15
L5200N 9860E	1.1	82.7	2.8	34	.1	16.9	9.6	339	1.98	1.8	.4	3.7	.8	138	.1	.1	.1	59	.38	.067	6	30.2	.51	129	.073	1	1.52	.021	.07	.1	.01	2.3	<.1	<.05	4	<.5	15
L5200N 9880E	3.7	105.7	3.8	36	.1	16.5	9.0	271	2.11	1.8	.6	3.4	.6	68	.1	.1	.1	61	.33	.070	8	31.6	.52	109	.072	3	1.81	.016	.05	.2	.02	2.4	.1	<.05	6	.6	15
L5200N 9920E	4.7	55.6	2.9	28	.1	16.5	7.2	220	1.79	1.5	.6	2.7	1.3	44	<.1	.1	.1	57	.35	.051	9	33.6	.40	68	.092	3	1.22	.011	.03	.1	.03	3.2	<.1	<.05	3	.6	15
L5200N 9940E	.8	42.9	3.4	29	.1	18.2	6.9	206	1.89	1.5	.4	1.8	.6	41	.1	.1	.1	50	.22	.041	7	38.4	.44	79	.065	1	1.61	.011	.02	.1	.02	2.4	<.1	<.05	5	<.5	15
L5200N 9960E	.7	47.4	3.7	33	.1	23.1	8.6	206	2.10	1.8	.4	4.1	.5	34	<.1	.1	.2	52	.22	.036	7	46.4	.54	71	.056	2	1.88	.009	.03	.1	.03	2.5	<.1	<.05	5	.5	15
L5200N 9980E	.5	43.2	3.5	38	.1	25.2	8.9	289	2.28	1.5	.6	11.3	.8	47	<.1	.1	.1	58	.30	.035	10	54.8	.66	87	.068	1	1.63	.011	.03	.1	.03	3.3	<.1	<.05	5	<.5	15
L5200N 10000E	.3	24.8	3.2	36	.1	14.5	7.3	339	2.07	1.8	.8	5.4	1.3	60	<.1	.2	.1	59	.44	.040	10	33.9	.51	72	.081	2	1.27	.012	.03	.1	.01	3.0	<.1	<.05	4	<.5	15
L5250N 9500E	.7	25.2	4.4	40	.1	10.2	6.2	316	2.23	1.4	.5	5.3	.4	55	.1	.1	.1	59	.32	.047	8	30.6	.43	62	.060	2	1.31	.011	.04	.1	.02	1.9	<.1	<.05	5	<.5	15
L5250N 9520E	.7	23.5	3.3	35	.1	11.5	6.3	289	2.15	1.6	.5	5.4	.4	40	.1	.1	.1	61	.30	.052	7	29.4	.42	58	.057	2	1.25	.009	.03	.1	.02	2.2	<.1	<.05	4	<.5	15
L5250N 9540E	.5	35.1	4.6	43	.1	12.3	7.3	378	2.31	1.5	.5	3.3	.3	79	.1	.1	.1	66	.52	.069	9	30.2	.48	87	.052	3	1.50	.013	.04	.1	.03	2.0	<.1	<.05	5	<.5	15
STANDARD DS6	11.5	124.3	29.4	146	.3	24.4	10.5	699	2.84	21.5	6.4	50.1	3.0	42	6.1	3.7	5.2	53	.83	.076	14	177.9	.57	162	.077	18	1.85	.072	.16	3.6	.22	3.4	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data ⟨ FA ___





SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5250N 9560E	.6	61.3	5.2	43	.2	11.5	8.0	487	2.47	1.6	.7	3.4	.1	56	.1	.1	.1	71	.41	.096	10	27.3	.48	91	.035	3	1.74	.011	.04	.1	.04	1.2	<.1	.07	6	.5	15
L5250N 9580E	.5	35.2	4.2	32	.1	10.2	5.7	271	2.05	1.8	.5	21.9	.4	41	.1	.1	.1	68	.37	.049	8	30.0	.37	69	.064	3	1.48	.011	.03	.1	.03	2.2	<.1	<.05	6	.5	15
L5250N 9600E	.4	34.5	3.5	31	.1	12.7	6.8	292	2.28	2.2	.4	3.2	.9	41	.1	.2	.1	69	.40	.046	9	30.5	.39	72	.095	3	1.29	.012	.03	.1	.02	2.6	<.1	<.05	5	<.5	15
L5250N 9620E	2.4	64.4	4.6	46	.1	14.2	9.5	682	2.81	1.5	.7	8.6	.3	49	.1	.1	.1	90	.37	.097	9	33.1	.55	68	.050	4	1.60	.012	.05	.1	.03	2.0	.1	.09	6	<.5	15
L5250N 9640E	3.2	50.6	4.5	41	.2	12.3	9.9	725	2.49	1.5	.7	3.5	.2	45	.1	.1	.1	86	.30	.090	8	29.4	.49	65	.054	4	1.65	.012	.04	.1	.02	1.6	.1	.10	7	<.5	15
L5250N 9660E	.5	49.7	3.3	44	.1	21.0	11.5	423	2.91	1.9	.3	2.7	1.0	47	.1	.1	.1	82	.39	.057	8	44.7	.79	60	.103	4	1.78	.013	.06	.1	.02	3.2	<.1	<.05	6	<.5	15
L5600N 9540E	.9	13.7	3.3	33	.1	8.4	4.2	205	2.15	1.6	.4	1.1	.8	39	.1	.1	.1	60	.34	.052	8	25.3	.31	49	.094	3	1.28	.011	.02	.1	.03	2.4	<.1	<.05	5	<.5	15
L5600N 9560E	1.5	15.9	3.9	39	.1	11.4	5.8	232	3.29	2.4	.4	5.2	.8	36	.1	.1	.1	89	.31	.052	7	37.7	.40	49	.111	3	1.32	.011	.03	.1	.03	2.5	<.1	<.05	7	<.5	15
L5600N 9580E	1.4	11.7	3.8	35	.1	9.7	5.2	221	2.60	1.8	.4	2.7	.3	39	.1	.1	.1	81	.33	.043	7	31.1	.35	62	.087	2	1.16	.011	.03	.1	.02	2.1	<.1	<.05	8	<.5	15
L5600N 9600E	2.5	128.4	2.9	101	.1	51.8	23.8	1076	4.57	.6	.7	7.5	.5	42	.1	<.1	.1	152	.64	.104	8	317.5	2.43	55	.137	3	3.41	.009	.12	1.4	.03	8.6	.1	<.05	10	.5	15
L5600N 9620E	1.0	152.7	2.4	55	.1	38.3	16.3	458	2.83	.9	.4	8.5	.5	94	.1	.1	.1	91	.83	.061	4	77.4	1.20	56	.092	3	2.81	.019	.06	.2	.02	5.0	.1	<.05	6	<.5	15
RE L5600N 9620E	1.0	162.4	2.5	63	.1	38.5	16.9	462	2.94	1.2	.4	37.3	.5	94	.1	.1	.1	90	.82	.059	4	79.6	1.23	57	.092	2	2.85	.019	.06	.2	.01	4.9	.1	<.05	6	<.5	15
L5600N 9640E	.7	184.3	2.8	59	.1	30.0	16.2	417	3.26	1.2	.4	29.5	.6	68	.1	<.1	.1	105	.32	.043	5	50.0	1.31	130	.112	2	3.33	.015	.11	.2	.03	4.0	.1	<.05	8	<.5	15
L5600N 9660E	.9	34.0	3.5	42	.1	20.0	7.2	226	2.42	1.6	.4	2.8	.5	35	.2	.1	.1	71	.23	.028	6	47.2	.56	45	.097	3	1.55	.010	.03	.2	.02	2.5	<.1	<.05	6	<.5	15
L5600N 9680E	.9	111.8	2.8	44	.1	87.9	16.2	283	2.53	.8	.3	3.6	.4	47	<.1	<.1	.1	82	.26	.033	5	158.0	1.58	86	.092	3	2.35	.014	.04	.1	.02	5.3	<.1	<.05	6	<.5	15
L5600N 9700E	.9	170.2	2.8	34	.2	21.1	10.5	209	2.07	1.2	.5	5.0	.2	85	<.1	.1	.1	67	.51	.042	6	38.0	.56	106	.086	4	2.21	.017	.04	.1	.04	2.4	.1	<.05	5	.5	15
L5600N 9720E	3.4	87.4	5.0	52	.4	28.9	11.3	344	2.63	2.9	.9	3.8	.3	47	.1	.1	.1	85	.35	.094	11	45.1	.53	151	.073	4	2.69	.014	.06	.1	.05	2.7	.1	<.05	8	.8	15
L5600N 9740E	.8	35.9	3.8	33	.1	10.6	5.7	221	2.03	2.0	.4	12.8	.3	37	.1	.1	.1	66	.30	.046	7	28.7	.36	63	.095	3	1.47	.011	.04	.1	.02	2.2	<.1	<.05	6	<.5	15
L5600N 9760E	6.6	17.1	3.9	39	<.1	12.1	6.1	308	2.53	2.7	.4	5.0	.8	33	.1	.2	.1	81	.34	.039	8	36.9	.42	64	.129	3	1.68	.013	.05	.1	.02	2.9	<.1	<.05	6	<.5	15
L5600N 9780E	1.0	26.5	4.0	34	.1	11.2	6.6	293	2.52	2.7	.5	61.7	1.0	40	.1	.2	.1	80	.36	.045	9	32.7	.38	56	.117	2	1.60	.012	.03	.2	.02	3.0	<.1	<.05	6	<.5	15
L5600N 9800E	1.1	54.3	3.7	32	.1	13.4	7.6	262	2.39	1.8	.5	2.9	.7	41	.1	.2	.1	71	.34	.036	9	33.8	.36	62	.112	3	1.51	.010	.04	.1	.02	2.9	<.1	<.05	5	<.5	15
L5600N 9820E	6.1	96.2	3.6	47	.1	14.2	11.7	494	2.54	1.6	.6	14.6	.4	49	.1	.2	.1	76	.40	.061	9	40.4	.41	76	.090	3	1.49	.012	.04	.1	.02	2.6	<.1	<.05	5	.7	15
L5600N 9840E	.6	25.0	3.2	32	.1	11.3	7.0	277	2.31	2.7	.5	6.9	.9	36	.1	.2	<.1	70	.36	.053	9	34.0	.35	69	.103	4	2.15	.011	.03	.1	.03	3.0	<.1	<.05	4	.5	15
L5600N 9860E	2.7	87.7	2.7	46	.1	14.9	11.4	324	3.56	1.5	.3	2.1	.6	25	.1	.1	.1	99	.23	.065	5	40.0	.64	56	.128	3	2.01	.011	.12	.1	.03	2.0	.1	<.05	7	<.5	15
L5600N 9880E	2.2	87.0	3.9	45	.1	17.0	13.3	393	2.88	2.0	.4	3.8	1.1	36	.1	.1	.1	83	.31	.075	7	32.9	.62	81	.129	3	1.91	.013	.13	.1	.01	3.0	.1	<.05	6	<.5	15
L5600N 9900E	1.0	71.0	4.1	32	.1	13.9	7.1	272	2.22	1.7	.4	4.3	.4	33	.1	.2	.1	73	.27	.045	7	34.8	.38	54	.096	4	1.58	.011	.04	.1	.04	2.3	<.1	<.05	6	.6	15
L5600N 9920E	1.0	54.4	3.3	27	<.1	13.5	7.5	249	2.30	2.6	.4	2.0	1.1	38	.1	.2	.1	73	.38	.040	8	33.2	.38	67	.124	5	1.84	.017	.04	.1	.03	3.1	<.1	<.05	5	<.5	15
L5600N 9940E	1.0	30.0	4.6	24	.1	8.2	4.4	197	2.07	1.6	.4	6.4	.3	38	.1	.2	.1	66	.29	.044	7	28.5	.24	57	.105	3	1.28	.015	.03	.1	.03	2.1	<.1	<.05	6	<.5	15
L5600N 9960E	.8	32.3	4.1	28	.1	10.8	5.4	205	1.95	1.6	.5	3.7	.1	46	.1	.1	.1	60	.28	.055	7	31.2	.31	76	.070	4	1.53	.014	.03	.1	.04	1.5	<.1	<.05	6	<.5	15
L5600N 9980E	1.3	60.7	3.6	35	<.1	20.9	8.2	291	2.36	1.9	.5	2.6	.7	58	.1	.1	.1	72	.36	.049	8	38.5	.52	111	.117	5	1.82	.016	.05	.1	.02	2.8	<.1	<.05	6	<.5	15
L5600N 10000E	1.2	148.9	2.2	57	<.1	59.1	22.1	486	3.26	1.2	.5	22.3	.7	74	.1	.1	<.1	106	.30	.057	4	84.6	1.46	231	.182	4	2.75	.016	.48	.1	.01	2.4	.3	<.05	8	.8	15
L5600N 10020E	.9	108.0	17.7	53	.8	81.2	20.0	781	2.94	1.3	.5	682.6	.7	54	.2	.1	5.2	70	.39	.060	6	88.0	1.00	103	.118	7	1.82	.017	.14	.3	.09	3.9	.1	<.05	5	<.5	15
L5650N 9500E	1.1	33.9	4.5	59	.1	26.3	10.3	339	2.78	1.8	.3	2.6	.8	59	.1	.1	.1	75	.41	.070	8	55.1	.77	58	.094	4	1.80	.011	.06	.1	.01	2.2	<.1	<.05	7	<.5	15
L5650N 9520E	3.4	22.7	4.5	52	.2	9.8	5.7	606	1.94	1.1	.7	5.7	.2	65	.2	.1	.1	73	.65	.082	9	26.9	.37	126	.039	2	1.44	.011	.06	.1	.02	2.3	<.1	<.05	7	<.5	15
STANDARD DS6	11.4	119.9	29.9	149	.3	24.6	10.6	718	2.84	20.9	6.7	51.0	3.3	43	5.8	3.6	4.8	57	.83	.075	15	179.5	.57	167	.082	17	1.89	.072	.16	3.5	.22	3.6	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data ___ FA ___



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5650N 9540E	2.2	18.9	4.9	40	.1	9.0	4.7	219	1.55	.8	.3	1.4	.3	39	.1	.1	.1	52	.43	.029	6	24.1	.37	64	.052	1	1.00	.010	.03	.2	.02	1.8	<.1	<.05	6	<.5	15
L5650N 9560E	4.2	93.6	3.8	57	.2	15.5	8.8	527	2.50	1.7	.9	4.7	.5	43	.1	.1	.1	81	.56	.085	11	37.7	.57	54	.050	3	1.56	.011	.04	.4	.03	2.5	<.1	<.05	6	.6	15
L5650N 9580E	2.1	14.7	3.5	35	.2	11.6	5.7	228	2.60	2.3	.3	8.4	.6	35	.1	.1	.1	80	.34	.043	7	31.1	.42	53	.091	2	1.16	.011	.02	.2	.02	2.3	<.1	<.05	7	<.5	15
L5650N 9600E	1.7	31.7	3.8	41	.1	18.3	7.2	298	2.30	1.7	.4	3.0	.5	36	.1	.1	.1	68	.36	.049	8	48.3	.50	44	.074	3	1.25	.010	.03	.1	.02	2.1	<.1	<.05	7	<.5	15
L5650N 9620E	1.7	41.4	3.5	37	.1	13.3	6.6	254	2.23	1.4	.4	2.4	.3	41	.2	.1	.1	66	.36	.039	6	33.9	.43	51	.066	2	1.13	.009	.04	.2	.01	2.1	<.1	<.05	5	<.5	15
L5650N 9640E	2.6	97.5	3.4	72	.1	43.7	15.1	526	3.32	1.2	.5	4.1	.6	62	.1	.1	.1	118	.37	.043	5	117.5	1.42	82	.103	5	2.50	.011	.10	.3	.02	7.5	.1	<.05	8	<.5	15
L5650N 9660E	2.2	68.3	4.4	35	.1	12.5	7.2	269	1.93	1.0	.7	2.5	.1	104	.2	.1	.1	64	.33	.065	7	30.9	.52	74	.044	4	1.78	.016	.04	.3	.03	1.5	<.1	<.05	7	<.5	15
L5650N 9680E	1.7	45.8	3.9	33	.1	21.2	8.3	262	2.24	1.4	.4	4.1	.4	42	.1	.1	.1	68	.31	.035	7	52.9	.57	67	.071	3	1.52	.010	.04	.1	.02	2.4	<.1	<.05	6	<.5	15
L5650N 9700E	2.6	132.4	4.5	46	.1	25.1	10.3	290	2.53	1.5	.4	2.6	.3	61	.1	.1	.1	78	.32	.044	7	49.5	.60	105	.064	4	2.00	.013	.05	.2	.02	2.7	<.1	<.05	7	<.5	15
L5650N 9720E	1.5	77.3	4.4	38	.1	13.9	6.8	232	2.26	2.0	.5	2.6	.2	35	.1	.1	.1	64	.22	.042	8	32.3	.40	77	.057	3	1.72	.010	.03	.1	.04	2.0	<.1	<.05	6	<.5	15
L5650N 9740E	.7	32.0	3.5	29	.1	10.8	5.7	220	2.31	1.8	.4	2.6	.3	31	.1	.2	.1	65	.25	.043	7	30.3	.37	66	.076	3	1.63	.011	.03	.1	.03	2.0	<.1	<.05	6	<.5	15
L5650N 9760E	.5	66.9	3.5	34	.1	13.1	6.6	253	2.29	2.6	.4	3.8	.9	34	.1	.2	.1	67	.30	.033	7	32.3	.41	63	.095	2	1.63	.011	.03	.1	.03	3.0	<.1	<.05	5	.5	15
L5650N 9780E	1.4	36.6	4.2	33	.1	10.7	6.3	240	2.17	1.7	.4	3.7	.3	29	.1	.1	.1	64	.23	.028	7	31.3	.35	56	.082	2	1.46	.010	.03	.1	.02	2.3	<.1	<.05	6	<.5	15
L5650N 9800E	6.4	160.6	3.9	52	.1	22.4	13.8	506	3.18	2.2	.8	3.2	.4	52	.1	.1	.2	89	.31	.087	8	46.5	.61	106	.051	2	2.60	.013	.06	.2	.02	2.9	<.1	<.05	7	.9	15
L5650N 9820E	.9	14.7	3.7	30	.1	10.5	4.7	215	2.05	1.7	.4	5.2	.2	30	.1	.2	.1	54	.25	.049	6	27.3	.30	53	.072	2	1.08	.009	.03	.1	.03	1.7	<.1	<.05	5	<.5	15
L5650N 9840E	4.6	144.3	2.6	32	.1	37.4	13.4	220	2.17	.9	.3	5.0	.4	94	.1	.1	.1	59	.24	.040	4	38.2	.65	136	.115	3	2.06	.016	.12	.1	.02	1.7	.1	<.05	6	<.5	15
RE L5650N 9840E	4.1	139.8	2.4	30	.1	38.0	14.1	216	2.07	1.2	.3	1.8	.4	92	.1	.1	<.1	55	.22	.037	4	36.0	.59	125	.106	4	1.87	.014	.11	.1	.02	1.8	.1	<.05	5	<.5	15
L5650N 9860E	.8	36.1	5.5	37	.1	12.1	6.7	285	2.25	2.2	.4	6.5	.5	29	.1	.2	.1	67	.21	.051	8	30.9	.37	61	.105	3	1.73	.010	.04	.1	.03	2.3	<.1	<.05	6	.5	15
L5650N 9880E	.9	73.8	3.7	36	.1	24.8	9.1	234	2.20	1.6	.4	6.4	.4	41	.1	.2	.1	65	.24	.079	6	40.2	.57	84	.097	2	1.79	.013	.06	.1	.02	2.1	.1	<.05	6	.6	15
L5650N 9900E	.7	48.0	3.4	29	.1	13.1	7.1	224	2.11	2.0	.4	3.2	.5	34	.1	.2	.1	64	.27	.039	7	30.8	.36	86	.086	2	1.57	.012	.03	.1	.03	2.5	<.1	<.05	5	<.5	15
L5650N 9920E	.8	62.6	2.8	30	<.1	17.6	8.3	247	2.09	2.3	.3	2.6	.9	36	.1	.1	<.1	64	.34	.054	7	32.3	.43	97	.107	2	2.01	.022	.06	.1	.02	2.7	<.1	<.05	5	<.5	15
L5850N 9700E	4.2	338.1	7.6	108	.2	32.3	12.2	782	3.25	1.9	1.1	5.2	.4	138	.2	.1	.3	92	.98	.109	13	68.9	.88	83	.073	4	2.38	.028	.06	.1	.03	4.1	<.1	<.05	9	.9	15
L5850N 9720E	3.1	402.3	6.8	56	.3	27.6	7.1	325	3.01	2.8	2.0	4.9	.3	78	.1	.1	.3	58	.60	.189	23	60.9	.57	67	.035	2	2.98	.015	.05	.1	.06	2.0	.1	.09	12	1.3	15
L5850N 9740E	.7	193.7	1.3	42	.1	56.9	13.5	248	1.81	<.5	.2	18.0	.2	29	.1	<.1	.1	56	.54	.046	2	103.6	1.15	33	.153	2	1.50	.016	.03	.1	.01	1.7	<.1	<.05	5	<.5	15
L5850N 9760E	3.4	428.1	9.3	92	.4	33.9	12.8	925	3.99	2.8	2.1	4.8	.4	55	.4	.1	.2	107	1.09	.207	20	88.9	1.05	61	.030	3	3.04	.009	.07	.1	.06	5.7	.1	.08	11	1.4	15
L5850N 9780E	1.5	164.9	3.4	86	.1	43.9	18.3	500	3.56	1.3	.4	9.2	.7	268	.2	.1	.1	106	.74	.048	7	52.5	1.42	110	.180	1	2.86	.022	.24	.1	.03	3.5	.1	<.05	9	.5	15
L5850N 9800E	5.4	273.5	3.1	71	.4	17.9	21.9	332	3.68	1.3	.4	19.3	.2	796	.3	.1	.1	81	.83	.066	4	30.4	.81	424	.030	2	3.13	.015	.09	.2	.04	2.7	<.1	<.05	9	.5	15
L5850N 9820E	6.3	211.2	5.9	145	.2	30.6	18.8	716	3.18	1.7	1.0	3.4	.4	68	.2	.2	.1	85	.44	.137	11	53.6	.72	157	.043	2	2.95	.015	.08	.1	.04	3.8	.1	<.05	8	.8	15
L5850N 9840E	1.5	16.6	3.8	42	.1	11.6	7.5	482	2.85	2.0	.4	4.4	.6	36	.1	.2	.1	83	.31	.054	6	36.0	.49	79	.110	2	1.55	.012	.04	.1	.03	2.7	<.1	<.05	6	<.5	15
L5850N 9860E	2.6	74.9	3.3	50	.1	30.7	11.9	306	2.35	1.8	.3	2.1	1.0	75	<.1	.1	.1	63	.36	.044	6	51.5	.90	78	.111	2	1.81	.012	.05	.1	.01	2.4	<.1	<.05	6	<.5	15
L5850N 9880E	4.3	49.6	2.9	40	.1	20.2	7.7	204	2.18	.6	.2	3.7	.4	36	.1	.1	.1	77	.23	.020	4	52.4	.71	44	.197	2	1.29	.012	.05	.1	.01	1.5	<.1	<.05	6	<.5	15
L5850N 9900E	13.3	634.6	5.0	37	.6	47.3	17.8	497	2.82	3.0	6.1	19.4	.4	152	.1	.1	.1	82	1.37	.252	18	71.2	.57	76	.030	3	3.42	.013	.06	.5	.16	1.9	.1	.15	7	3.2	15
L5850N 9920E	4.5	421.5	4.9	40	.3	45.4	12.6	488	2.28	1.9	3.1	17.9	.6	140	.1	.1	.1	68	.94	.104	10	55.1	.73	84	.048	2	1.97	.016	.07	.5	.07	3.6	.1	<.05	5	1.6	15
L5850N 9940E	16.5	1044.1	8.8	114	.2	110.2	53.9	1003	4.19	2.8	3.7	9.7	.6	94	.1	.2	.2	118	.76	.119	11	67.2	.86	116	.037	2	3.94	.012	.10	.3	.03	4.3	.1	<.05	11	1.2	15
STANDARD DS6	11.9	121.9	29.6	145	.3	24.6	10.6	714	2.86	21.3	6.5	48.7	3.1	42	6.0	3.6	5.0	57	.84	.079	15	177.6	.58	166	.078	17	1.85	.073	.16	3.7	.22	3.4	1.7	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm
L5850N 9960E	3.6	68.7	3.7	28	.1	13.8	5.2	171	2.28	1.7	.6	3.8	.7	27	.1	.1	.1	73
L5850N 9980E	9.7	124.6	11.1	46	.2	18.8	7.8	253	2.72	2.9	.8	8.9	.6	66	.1	.1	.2	107
L5850N 10000E	3.2	597.1	10.6	112	.4	113.3	54.0	2543	5.96	1.5	1.8	27.5	.6	98	.5	.1	.2	118
L5850N 10020E	3.1	101.0	4.6	48	.1	23.0	7.9	259	2.20	1.2	.5	3.7	.8	65	.1	.1	.1	65
L5850N 10040E	2.6	125.4	3.0	63	.1	77.4	15.0	570	3.68	3.1	.6	28.1	.7	174	.1	.1	.1	87
L5850N 10060E	6.6	64.8	8.5	219	.2	138.7	23.2	3101	5.68	2.2	2.3	75.3	1.0	61	.3	.1	.1	165
L5850N 10080E	2.0	19.1	4.8	39	.1	13.6	6.1	239	2.66	1.9	.5	38.8	.7	37	.2	.1	.2	80
L6050N 9900E	1.9	146.3	3.4	44	.2	20.5	8.1	625	1.87	1.6	1.0	16.1	.8	67	.1	.1	.1	58
L6050N 9920E	1.7	52.0	3.8	34	.1	15.1	5.6	208	1.29	.7	.4	10.9	.7	58	.1	.1	.1	46
L6050N 9940E	2.2	45.8	4.5	37	.1	10.2	4.5	246	1.53	.7	.4	3.9	.4	53	.2	.1	.1	49
RE L5850N 10000E	2.9	610.3	11.2	118	.4	108.4	51.9	2452	5.82	1.1	1.8	28.2	.6	94	.4	.1	.2	110
L6050N 9960E	5.5	177.0	6.7	53	.1	28.3	9.6	266	2.64	1.4	.7	4.0	.9	43	.1	.1	.2	89
L6050N 9980E	1.9	92.0	3.0	31	.1	22.2	6.9	286	1.89	1.5	.5	8.5	1.1	45	<.1	.1	.1	60
L6050N 10020E	6.8	64.4	7.1	45	.1	17.3	6.2	275	2.62	1.3	.7	34.3	.6	49	.1	.1	.2	78
L6050N 10040E	3.0	148.3	3.9	54	.1	23.2	8.0	279	1.96	1.3	1.3	9.5	.6	57	.1	.1	.1	60
L6050N 10060E	2.8	272.9	6.6	83	.3	26.3	11.1	765	2.79	2.1	5.4	51.0	1.0	104	.3	.2	.2	63
L6050N 10080E	1.9	31.0	3.0	39	.1	12.8	6.4	374	1.73	1.0	.6	6.8	.5	54	.1	.1	.1	51
L6050N 10100E	3.1	90.5	6.6	90	.2	22.9	12.4	844	3.26	2.3	2.3	45.7	1.0	79	.2	.2	.2	78
L6250N 9920E	1.9	80.0	4.8	85	.2	43.7	14.8	650	3.51	1.8	1.7	2.9	1.1	84	.2	.1	.1	100
L6250N 9940E	.6	25.1	4.1	32	.1	12.5	6.6	232	2.14	3.8	.4	4.6	.9	42	.1	.1	.1	65
L6250N 9960E	.4	13.4	3.0	43	.1	10.0	6.0	244	2.64	1.7	.4	2.4	.4	43	.1	.1	.1	69
L6250N 9980E	.2	12.5	2.5	37	.1	8.6	5.4	275	2.32	1.4	.3	296.4	.7	41	.1	.1	<.1	63
L6250N 10000E	.2	26.0	3.1	34	.1	16.8	8.4	243	2.28	2.4	.4	16.8	1.4	34	.1	.2	.1	73
L6250N 10020E	.5	15.5	3.4	57	.2	14.5	7.4	243	2.56	3.2	.4	310.4	1.7	29	.1	.2	<.1	80
L6250N 10040E	1.0	22.3	4.3	68	.2	17.3	7.6	259	4.55	3.4	.5	2.0	1.0	29	.1	.1	.1	101
L6250N 10060E	.8	13.4	4.4	41	.1	10.8	5.9	232	3.16	3.2	.4	1.4	1.5	25	.1	.2	.1	85
L6250N 10080E	.4	19.4	3.5	32	.1	13.9	7.5	230	2.28	2.5	.4	41.4	1.4	32	.1	.1	.1	72
L6250N 10100E	.5	23.5	3.5	35	.1	16.5	7.3	254	2.43	2.3	.4	14.4	1.5	31	<.1	.1	.1	68
L4050N 9880E	.4	38.2	2.6	33	.1	13.7	7.5	234	2.05	1.4	.4	1.8	.4	37	.1	.1	<.1	57
L4050N 9900E	.2	92.0	1.9	26	<.1	18.7	10.3	263	1.89	1.0	.3	2.3	.8	68	.1	.1	<.1	53
L4050N 9920E	.3	108.1	1.9	34	.1	21.0	12.1	278	2.13	1.0	.6	1.9	.8	62	.1	.1	<.1	67
L4050N 9940E	.5	97.4	2.2	33	.1	19.5	9.9	270	1.87	1.0	.4	3.7	.5	53	<.1	.1	<.1	55
L4050N 9960E	.3	95.2	3.3	34	.1	24.6	11.8	331	2.05	.8	.3	5.6	.5	55	<.1	.1	.1	64
L4050N 9980E	.6	86.2	4.2	32	.1	21.0	10.4	285	2.02	.7	.3	9.7	.4	59	<.1	<.1	.1	62
STANDARD DS6	11.6	122.2	30.0	146	.3	24.2	10.5	719	2.88	21.0	6.6	55.4	3.1	42	5.8	3.6	4.9	55

SAMPLE#	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5850N 9960E	.21	.047	5	39.3	.36	35	.119	2	2.05	.011	.03	.1	.03	2.3	<.1	<.05	7	.6	15.0
L5850N 9980E	.25	.043	10	54.8	.59	50	.180	1	1.65	.010	.04	.2	.03	3.7	<.1	<.05	14	.5	15.0
L5850N 10000E	1.15	.167	14	173.8	1.56	119	.064	2	3.31	.019	.14	.1	.07	13.7	.1	.07	7	1.2	15.0
L5850N 10020E	.35	.030	6	40.5	.61	56	.110	1	1.36	.014	.03	.1	.01	2.4	<.1	<.05	6	<.5	15.0
L5850N 10040E	.33	.083	4	100.6	.80	81	.105	1	3.50	.018	.05	.2	.06	2.9	.1	<.05	12	1.1	15.0
L5850N 10060E	.70	.114	12	251.4	2.47	115	.116	3	3.72	.018	.13	.1	.03	9.0	.1	<.05	16	.7	15.0
L5850N 10080E	.35	.055	7	39.4	.44	52	.124	1	1.35	.011	.03	.1	.03	2.4	<.1	<.05	7	<.5	15.0
L6050N 9900E	.79	.060	10	32.3	.51	111	.085	4	1.41	.014	.06	.2	.03	4.0	.1	<.05	4	1.0	15.0
L6050N 9920E	.63	.042	6	28.5	.42	82	.082	3	1.02	.013	.06	.1	.02	2.8	.1	<.05	4	.5	15.0
L6050N 9940E	.55	.030	5	23.8	.33	90	.066	3	.91	.011	.07	.1	.01	2.2	<.1	<.05	5	<.5	15.0
RE L5850N 10000E	1.13	.154	13	166.0	1.47	118	.064	3	3.13	.019	.13	<.1	.06	14.6	.1	<.05	7	1.2	15.0
L6050N 9960E	.46	.032	7	51.3	.60	71	.099	4	1.66	.015	.08	.1	.02	3.5	.1	<.05	8	<.5	7.5
L6050N 9980E	.50	.053	7	33.7	.40	61	.095	4	.99	.012	.05	.1	.01	3.2	<.1	<.05	3	<.5	15.0
L6050N 10020E	.62	.034	6	39.5	.35	71	.069	3	1.20	.009	.05	.2	.02	2.7	<.1	<.05	7	<.5	15.0
L6050N 10040E	.62	.067	7	38.6	.52	111	.072	4	1.68	.015	.06	.1	.02	4.0	.1	<.05	5	1.0	15.0
L6050N 10060E	1.23	.076	23	43.0	.73	191	.055	7	2.55	.018	.11	.1	.07	6.1	.1	<.05	7	.9	7.5
L6050N 10080E	.50	.048	7	28.3	.49	72	.071	4	1.12	.014	.05	.1	.01	2.5	<.1	<.05	4	<.5	15.0
L6050N 10100E	.92	.065	14	43.3	.78	131	.072	4	2.30	.015	.10	.1	.04	4.9	.1	<.05	8	.6	15.0
L6250N 9920E	1.04	.145	12	71.1	1.22	152	.101	4	2.62	.014	.19	.1	.03	4.5	.1	<.05	8	.7	15.0
L6250N 9940E	.41	.046	7	34.6	.37	76	.088	3	1.72	.011	.04	.2	.02	2.8	<.1	<.05	4	.5	15.0
L6250N 9960E	.29	.074	6	28.9	.32	76	.061	6	1.54	.009	.05	.1	.05	1.9	<.1	<.05	4	.5	15.0
L6250N 9980E	.27	.069	5	25.3	.32	48	.062	2	1.29	.010	.04	.1	.02	1.8	<.1	<.05	4	<.5	15.0
L6250N 10000E	.36	.049	8	43.2	.45	78	.122	5	1.48	.014	.04	.1	.02	3.7	<.1	<.05	4	<.5	15.0
L6250N 10020E	.29	.088	7	41.7	.38	63	.127	6	2.52	.013	.04	.1	.04	3.8	<.1	<.05	5	.6	15.0
L6250N 10040E	.25	.285	5	59.5	.55	64	.109	8	3.07	.011	.04	.2	.10	3.4	<.1	<.05	9	.7	15.0
L6250N 10060E	.22	.071	6	40.1	.33	40	.122	6	2.24	.010	.03	.2	.03	2.9	<.1	<.05	8	<.5	15.0
L6250N 10080E	.29	.047	7	41.9	.40	55	.118	3	1.50	.013	.03	.2	.02	3.6	<.1	<.05	4	<.5	15.0
L6250N 10100E	.29	.069	5	43.9	.48	56	.115	4	1.93	.012	.03	.2	.03	3.3	<.1	<.05	5	<.5	15.0
L4050N 9880E	.28	.044	6	31.6	.51	74	.059	3	1.89	.015	.04	.1	.03	2.2	<.1	<.05	5	<.5	15.0
L4050N 9900E	.40	.070	4	32.4	.58	109	.080	2	1.33	.023	.08	.1	.01	2.4	<.1	<.05	4	<.5	15.0
L4050N 9920E	.47	.062	5	35.5	.68	111	.104	2	1.93	.033	.08	.1	.01	3.0	<.1	<.05	4	<.5	15.0
L4050N 9940E	.37	.068	4	29.7	.61	100	.086	3	1.76	.027	.07	.1	.01	2.3	<.1	<.05	5	<.5	15.0
L4050N 9960E	.48	.066	4	44.7	.73	77	.087	2	1.70	.032	.09	.2	.01	2.8	.1	<.05	4	<.5	15.0
L4050N 9980E	.46	.063	4	37.9	.70	91	.091	1	1.76	.037	.06	.2	.03	2.7	<.1	<.05	4	<.5	15.0
STANDARD DS6	.84	.078	15	180.0	.59	171	.090	17	1.84	.073	.17	3.4	.22	3.5	1.6	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4050N 10000E	1.3	157.8	10.2	39	.1	27.2	12.4	287	1.96	.6	.6	18.5	.6	55	.1	<.1	.2	60	.49	.071	5	42.9	.80	80	.101	3	1.80	.042	.05	.2	.02	2.3	<.1	<.05	4	<.5	15
L4050N 10020E	1.2	204.5	6.8	42	.1	29.2	13.4	277	2.03	.5	.7	25.3	.5	53	.1	.1	.4	58	.45	.069	5	40.2	.79	72	.110	3	1.93	.043	.04	.2	.03	2.4	<.1	<.05	4	<.5	15
L4050N 10040E	1.4	74.7	5.0	26	<.1	20.5	9.4	234	1.61	.5	.3	4.7	.5	54	.1	<.1	.1	53	.48	.067	4	33.2	.58	64	.072	3	1.20	.035	.05	.2	<.01	2.0	<.1	<.05	3	<.5	15
L4150N 9500E	.7	41.6	2.6	33	.1	14.7	6.5	183	2.02	1.5	.4	20.4	.2	39	.2	.1	.1	54	.25	.047	6	33.1	.36	65	.062	3	1.68	.011	.03	.1	.04	1.4	<.1	<.05	5	<.5	15
L4150N 9520E	.5	89.7	3.0	37	.1	15.9	10.2	349	2.41	1.0	.5	5.0	.1	46	.2	.1	.1	74	.30	.065	7	33.1	.62	78	.062	2	1.82	.015	.04	.1	.04	1.2	<.1	<.05	6	<.5	15
L4150N 9540E	.4	81.8	2.9	37	.1	24.6	8.3	265	2.13	1.1	.4	4.4	.2	43	.1	.1	<.1	66	.34	.041	6	43.8	.75	67	.068	3	1.63	.013	.04	.1	.03	1.4	<.1	<.05	7	<.5	15
L4150N 9560E	.5	33.5	3.4	38	.1	11.8	5.5	255	2.03	1.2	.4	13.8	.1	27	.1	.1	.1	56	.17	.081	6	29.6	.28	79	.027	2	1.66	.009	.03	<.1	.05	.6	<.1	.07	6	<.5	15
L4650N 9880E	1.0	49.7	3.8	36	.1	14.7	9.3	436	2.21	2.0	.5	5.9	.8	46	.1	.1	.1	68	.34	.065	8	29.6	.51	95	.081	6	1.77	.023	.04	.1	.02	2.4	.1	<.05	5	<.5	15
L4650N 9900E	1.0	43.2	3.6	32	.1	12.8	8.1	347	1.95	1.3	.3	3.8	.2	43	.1	.1	.1	63	.27	.055	6	28.8	.46	92	.066	4	1.57	.022	.03	.1	.03	1.6	<.1	<.05	6	<.5	15
L4650N 9920E	.7	54.1	3.0	32	.1	14.3	9.4	292	1.98	1.6	.4	3.2	.7	50	.1	.1	<.1	59	.35	.061	6	26.5	.46	88	.070	3	1.87	.023	.04	.2	.03	2.2	<.1	<.05	4	<.5	15
L4650N 9940E	.4	78.0	1.8	22	<.1	16.7	10.5	245	1.70	1.3	.3	3.5	.7	95	.1	.1	<.1	52	.43	.064	5	24.5	.52	88	.079	3	1.30	.026	.06	.1	.01	2.1	<.1	<.05	3	<.5	15
L4650N 9960E	1.0	38.8	3.2	30	.1	13.4	8.3	291	1.99	1.4	.3	7.0	.4	52	.1	.1	.1	70	.34	.052	5	26.5	.47	106	.083	4	1.45	.025	.04	.1	.02	1.9	<.1	<.05	5	<.5	15
L4650N 9980E	1.0	61.4	3.8	33	.1	15.3	9.3	361	2.03	1.6	.4	4.5	.4	68	.1	.1	.1	62	.35	.057	7	31.5	.51	101	.069	2	1.73	.024	.04	.1	.02	2.1	<.1	<.05	5	.5	15
L4650N 10000E	1.7	128.7	3.4	39	.1	57.4	16.1	307	2.16	1.3	.5	2.4	.7	78	.1	.1	.1	67	.39	.067	5	88.9	.96	96	.094	3	2.05	.021	.04	.3	.02	2.3	<.1	<.05	5	<.5	15
RE L4650N 10000E	1.7	128.6	3.2	40	.1	58.2	16.2	309	2.17	1.4	.5	4.8	.6	80	.1	.1	<.1	66	.38	.066	5	86.8	.90	101	.090	3	1.96	.020	.04	.2	.02	2.2	<.1	<.05	5	<.5	15
L4650N 10020E	2.1	136.7	4.6	30	.3	23.9	8.9	242	1.97	1.7	3.0	5.7	.6	68	.1	.1	2.5	65	.65	.057	7	30.1	.48	90	.076	4	1.68	.027	.04	.3	.07	2.6	.1	<.05	4	.8	15
L4650N 10040E	2.5	137.6	4.5	36	.1	24.8	7.6	212	2.23	1.7	1.0	4.5	.8	49	<.1	.1	.1	69	.61	.036	8	39.6	.53	76	.093	2	1.39	.022	.04	.1	.02	2.6	<.1	<.05	5	.5	15
L4650N 10060E	13.0	96.5	1.3	83	<.1	16.6	16.6	438	5.67	2.5	.3	6.0	.4	21	.1	.1	.1	105	.44	.103	3	84.3	1.07	22	.101	2	1.78	.006	.03	.3	.01	2.4	<.1	<.05	5	1.4	15
L4650N 10080E	5.5	148.4	5.6	84	<.1	15.3	14.5	2541	3.83	1.5	.3	7.2	.4	76	.1	<.1	<.1	100	.55	.077	3	28.7	1.28	96	.133	2	2.44	.020	.08	.1	<.01	3.3	.1	<.05	7	.8	15
L4650N 10100E	1.4	63.4	8.9	33	.1	20.7	9.0	357	2.56	2.4	.7	78.2	1.1	44	.1	.1	.2	78	.38	.038	8	44.9	.50	69	.089	3	1.54	.014	.03	.1	.02	2.7	<.1	<.05	4	.5	15
L4650N 10120E	1.9	35.1	5.4	37	.1	15.2	6.5	328	1.94	1.7	2.0	13.0	.9	74	.1	.1	.1	58	.57	.067	10	35.6	.49	73	.080	2	1.38	.016	.04	.1	.03	2.9	<.1	<.05	4	.7	15
L4650N 10140E	.4	14.7	3.9	38	.1	10.1	5.4	446	1.86	1.2	.8	44.9	.2	72	.1	.1	.1	54	.34	.072	7	27.5	.41	138	.039	2	1.52	.016	.04	.1	.02	1.5	<.1	<.05	5	<.5	15
L4700N 9500E	.2	26.4	2.7	25	<.1	8.9	5.4	225	2.09	2.0	.4	6.2	1.1	36	.1	.1	<.1	62	.37	.056	9	26.7	.34	54	.082	3	1.32	.011	.02	.1	.02	2.4	<.1	<.05	3	<.5	15
L4700N 9520E	.3	17.2	3.8	31	.1	8.9	5.1	248	2.17	1.8	.4	36.5	.4	32	.1	.1	.1	66	.26	.046	8	27.5	.34	51	.076	2	1.39	.010	.02	.1	.03	1.8	<.1	<.05	5	<.5	15
L4700N 9540E	.9	51.9	4.4	35	<.1	10.5	6.3	281	2.35	2.5	.6	5.0	.9	34	.1	.2	.1	66	.28	.067	11	28.3	.38	72	.081	3	1.72	.016	.03	.1	.02	2.1	<.1	<.05	6	<.5	15
L4700N 9560E	.3	28.1	2.9	29	.1	9.6	5.9	252	2.12	1.9	.4	3.4	1.0	39	.1	.1	.1	65	.39	.065	8	29.0	.37	60	.093	3	1.24	.012	.03	.1	.02	2.5	<.1	<.05	4	<.5	15
L4700N 9580E	1.3	57.8	2.5	23	.1	10.9	6.1	219	1.88	1.8	.5	7.6	.9	42	.1	.1	.1	56	.43	.068	8	26.7	.34	40	.074	4	1.06	.012	.02	.1	.02	2.4	<.1	<.05	3	<.5	15
L4700N 9600E	1.5	20.5	2.8	25	.1	7.9	4.4	183	1.81	1.4	.4	4.3	.3	33	.1	.1	.1	51	.29	.029	6	27.5	.31	35	.069	3	1.03	.010	.02	.1	.02	1.6	<.1	<.05	4	<.5	15
L4700N 9620E	3.5	41.1	3.3	37	.1	15.5	8.5	443	2.06	1.3	.3	3.5	.2	48	.1	.1	.1	59	.32	.054	6	37.3	.55	62	.063	2	1.42	.013	.03	.1	.02	2.0	<.1	<.05	5	<.5	15
L4700N 9640E	2.7	58.6	3.1	36	.1	22.0	8.3	275	2.06	1.2	.4	4.6	.3	47	.1	.1	.1	61	.30	.034	6	47.4	.70	62	.091	2	1.60	.014	.03	.1	.02	2.1	<.1	<.05	6	<.5	15
L4700N 9660E	1.3	208.8	2.7	29	.1	23.8	11.5	274	2.23	1.7	.4	4.6	1.0	48	.1	.1	.1	67	.38	.040	6	44.5	.66	72	.101	2	1.79	.015	.04	.3	.02	3.2	<.1	<.05	4	<.5	15
L4700N 9680E	1.2	46.3	4.5	29	.1	15.5	7.7	263	2.16	1.6	.4	4.6	.1	39	.1	.1	.1	64	.26	.050	6	38.7	.48	70	.060	2	1.62	.012	.03	.1	.03	1.6	<.1	<.05	6	<.5	15
L4700N 9700E	.6	110.8	2.0	52	<.1	30.2	17.9	522	2.97	1.7	.3	4.1	1.1	53	.1	.1	<.1	87	.52	.115	8	52.3	1.26	132	.126	2	2.14	.015	.33	.1	.01	3.3	.1	<.05	6	<.5	15
L4700N 9720E	1.4	102.5	2.9	33	.1	18.0	14.4	324	2.24	2.3	.4	3.5	1.0	55	.1	.1	.1	59	.39	.079	7	29.5	.52	107	.076	2	1.45	.016	.06	.1	.02	2.5	.1	<.05	4	<.5	15
STANDARD DS6	11.8	125.3	30.3	143	.3	25.6	11.2	721	2.90	21.0	6.8	48.5	3.2	38	6.0	3.5	5.2	58	.85	.076	16	181.0	.58	172	.082	17	1.91	.071	.15	3.4	.23	3.6	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4700N 9740E	1.3	98.4	2.5	28	.1	18.8	12.8	248	2.41	1.8	.3	5.9	1.0	63	.1	.1	.1	62	.31	.047	6	26.2	.58	126	.082	1	1.73	.022	.06	.2	.02	2.7	.1	<.05	4	.5	15.0
L4700N 9760E	.8	70.8	2.5	26	.1	15.7	10.2	272	2.28	1.8	.3	4.7	.9	38	.1	.1	.1	66	.25	.030	5	29.9	.55	80	.086	1	1.72	.017	.05	.1	.02	2.7	<.1	<.05	4	<.5	15.0
L4700N 9780E	.3	28.2	3.3	27	<.1	13.5	7.6	261	2.09	2.1	.3	9.6	.9	41	.1	.1	.1	63	.29	.040	6	28.9	.43	91	.072	2	1.32	.012	.03	.1	.03	2.5	<.1	<.05	3	<.5	15.0
L5650N 10080E	1.1	12.5	4.1	28	<.1	7.2	3.5	174	2.10	1.7	.4	10.2	.6	27	.1	.1	.1	67	.23	.030	7	27.4	.25	47	.101	<1	1.27	.008	.02	.1	.02	1.9	<.1	<.05	6	<.5	15.0
L5700N 9500E	1.4	27.9	2.9	54	.2	11.2	6.0	340	2.06	1.2	.5	5.2	.5	49	.1	.1	.1	64	.57	.067	8	28.9	.41	76	.060	<1	1.15	.010	.05	.1	.03	2.4	<.1	<.05	3	<.5	15.0
L5700N 9540E	5.5	374.8	9.1	102	.4	41.6	16.0	1106	4.76	4.6	3.4	22.2	1.5	87	.3	.2	.2	133	.95	.172	35	59.8	.98	274	.043	2	5.10	.016	.13	.2	.11	6.2	.1	.11	11	1.4	15.0
L5700N 9560E	3.5	381.9	7.0	98	.3	38.7	17.9	820	4.34	2.8	2.1	14.2	1.5	57	.2	.1	.2	109	.33	.125	30	60.3	1.10	238	.047	1	4.52	.015	.10	.2	.07	6.2	.1	<.05	11	1.1	15.0
L5700N 9580E	6.3	323.5	9.9	114	.4	41.7	18.1	1177	5.23	3.1	2.0	13.9	2.0	95	.1	.2	.2	153	.72	.143	24	69.9	1.20	313	.043	1	5.02	.017	.13	.3	.09	7.6	.2	<.05	14	.6	7.5
L5700N 9600E	2.1	68.8	4.8	57	.2	14.9	7.5	329	2.80	2.0	.5	5.3	.7	34	.1	.1	.1	82	.27	.047	10	35.3	.47	78	.094	4	2.06	.011	.06	.2	.04	2.6	<.1	<.05	8	<.5	15.0
L5700N 9620E	1.3	17.8	3.3	29	.1	9.0	4.7	199	2.62	2.1	.3	6.1	.5	25	.1	.1	.1	71	.24	.063	5	29.5	.31	38	.067	1	1.42	.007	.02	.1	.03	1.9	<.1	<.05	5	<.5	15.0
L5700N 9640E	2.3	15.4	5.2	35	.1	7.4	3.5	176	1.95	1.2	.3	23.8	.3	27	.1	.1	.1	66	.18	.032	7	25.6	.27	39	.094	1	1.10	.009	.03	.1	.03	1.3	<.1	<.05	8	<.5	15.0
L5700N 9660E	2.0	96.9	2.9	37	.1	26.3	9.7	297	2.19	1.6	.3	4.8	1.0	46	<.1	.1	.1	64	.35	.060	6	56.4	.67	60	.076	<1	1.39	.011	.04	.2	.02	2.8	<.1	<.05	4	<.5	15.0
L5700N 9680E	1.4	204.9	3.8	63	.1	56.4	16.5	406	3.14	1.3	.5	3.4	.9	54	.1	.1	.1	92	.32	.061	7	117.5	1.35	98	.071	<1	2.43	.011	.06	.2	.04	7.9	.1	<.05	7	.6	15.0
L5700N 9700E	1.4	123.7	4.0	52	.1	25.1	11.3	262	2.65	2.0	.3	8.1	.7	73	.1	.1	.1	76	.28	.048	6	47.4	.61	156	.078	<1	2.02	.012	.03	.2	.02	2.5	<.1	<.05	7	<.5	15.0
L5700N 9720E	3.0	167.1	5.7	65	.1	25.2	10.5	411	2.87	2.0	.7	3.5	.2	61	<.1	.1	.2	78	.50	.064	10	42.0	.52	146	.061	3	1.97	.013	.04	.2	.03	1.9	<.1	<.05	11	<.5	15.0
L5700N 9740E	.7	49.6	3.3	37	.1	15.1	7.1	237	2.22	1.8	.4	3.5	.6	49	.1	.1	.1	64	.26	.025	7	32.2	.45	109	.092	1	1.53	.011	.03	.1	.02	2.5	<.1	<.05	5	<.5	15.0
L5700N 9760E	1.1	81.0	4.4	51	.1	17.3	9.3	350	2.87	2.4	.4	138.7	.5	42	.1	.1	.1	78	.24	.031	7	38.0	.50	130	.096	1	1.87	.012	.04	.2	.02	2.4	<.1	<.05	7	<.5	15.0
L5700N 9780E	.5	28.5	3.1	33	<.1	12.0	8.1	325	2.20	2.5	.4	3.8	1.1	31	.1	.2	<.1	64	.32	.048	8	32.5	.35	69	.105	2	1.50	.011	.03	.1	.02	2.9	<.1	<.05	4	.5	15.0
L5700N 9800E	4.6	55.5	4.0	60	.1	11.6	5.6	301	1.98	1.2	.5	2.5	.4	39	.1	.1	.1	54	.30	.038	8	29.4	.36	56	.078	2	1.20	.010	.03	.1	.01	2.0	<.1	<.05	6	.5	15.0
RE L5700N 9800E	4.8	54.4	4.3	65	.1	11.8	5.8	309	1.97	1.4	.5	4.4	.4	40	.1	.1	.1	56	.30	.040	8	30.2	.36	58	.084	1	1.23	.010	.03	.1	.01	2.0	<.1	<.05	6	.5	15.0
L5700N 9820E	.9	47.8	3.5	34	<.1	39.2	8.8	198	1.89	1.6	.2	5.0	.6	34	.1	.1	.1	59	.27	.048	5	54.9	.59	57	.096	2	1.48	.012	.04	.1	.01	2.0	<.1	<.05	4	<.5	15.0
L5700N 9840E	1.5	19.2	4.8	24	.1	6.5	3.4	158	1.56	1.0	.4	1.3	.1	33	.1	.1	.1	51	.19	.040	6	24.5	.21	50	.077	3	1.25	.008	.02	.1	.03	1.4	<.1	<.05	6	.5	15.0
L5700N 9860E	1.1	84.8	3.5	35	.1	18.9	9.7	247	2.30	1.8	.3	21.9	.7	58	.1	.1	.1	71	.32	.054	6	35.9	.46	72	.080	3	1.67	.015	.05	.1	.01	2.3	<.1	<.05	5	.6	15.0
L5700N 9880E	.3	115.8	4.6	29	<.1	25.6	12.9	289	1.69	.8	.2	2.6	.5	308	.1	<.1	<.1	47	.70	.070	3	40.4	.72	125	.066	1	2.53	.029	.10	.1	.01	2.9	.1	<.05	5	<.5	15.0
L5700N 9900E	5.7	218.0	3.3	28	.1	23.3	10.9	202	2.25	1.7	.3	5.9	.3	99	.1	.1	.1	51	.23	.087	4	29.8	.41	82	.066	2	1.73	.012	.04	.2	.03	1.7	<.1	<.05	5	1.1	15.0
L5700N 9920E	1.0	116.5	3.1	33	.1	22.9	9.6	228	1.85	1.2	.3	14.4	.3	65	.1	.1	<.1	55	.24	.059	4	36.3	.51	93	.080	3	1.53	.012	.05	.2	.02	1.7	<.1	<.05	6	.5	15.0
L5700N 9940E	2.1	102.7	3.0	33	.1	31.7	11.9	304	2.16	1.3	.4	7.4	.4	61	<.1	.1	.1	67	.24	.052	5	46.5	.70	89	.101	4	1.70	.014	.09	.1	.02	2.2	.1	<.05	6	.6	15.0
L5700N 9960E	1.7	72.0	3.1	34	.1	26.5	8.7	254	1.96	1.5	.3	27.9	.4	44	.1	.1	.1	57	.22	.046	6	45.1	.54	90	.106	2	1.41	.015	.06	.1	.02	1.7	.1	<.05	5	.5	15.0
L5700N 9980E	2.5	85.5	2.6	37	<.1	74.6	15.0	303	2.28	1.6	.3	2.8	.7	103	.1	.1	<.1	64	.26	.039	5	171.1	1.02	113	.141	1	1.93	.013	.13	.1	.01	1.7	.1	<.05	6	<.5	15.0
L5700N 10000E	3.3	78.3	4.7	42	.1	21.2	8.2	297	3.13	2.1	.5	5.4	.6	34	.1	.1	.1	78	.23	.038	8	47.2	.47	54	.116	3	1.76	.010	.03	.1	.03	2.2	<.1	<.05	9	.6	15.0
L5700N 10040E	1.5	19.9	4.1	29	.1	12.2	6.9	311	2.75	2.2	.4	16.4	.6	29	.3	.1	.1	85	.25	.049	6	41.8	.32	36	.113	2	.86	.007	.02	.1	.02	1.9	<.1	<.05	5	.5	15.0
L5700N 10060E	1.4	18.0	6.3	32	.1	13.5	6.0	212	2.50	2.0	.3	29.3	.7	32	.1	.1	.6	74	.23	.030	6	39.1	.40	47	.118	2	1.04	.009	.02	.2	.02	1.9	<.1	<.05	6	<.5	15.0
L5700N 10080E	1.3	31.3	4.8	36	.1	13.6	6.8	247	2.93	3.2	.7	17.0	.7	35	.1	.2	.1	89	.31	.049	10	39.2	.35	53	.108	2	1.65	.009	.02	.1	.03	2.6	<.1	<.05	6	.6	15.0
L5750N 9500E	1.2	18.8	9.7	79	.1	9.4	8.0	434	3.17	1.4	.5	.9	.2	160	.1	.1	.1	71	.25	.047	6	18.0	.81	33	.115	3	2.09	.008	.06	.1	.04	.9	<.1	<.05	20	.5	15.0
STANDARD DS6	11.4	123.8	30.8	149	.3	24.4	10.6	687	2.90	21.8	6.6	50.9	3.0	43	6.2	3.7	5.1	55	.83	.076	15	178.7	.58	172	.080	17	1.87	.072	.15	3.7	.22	3.3	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5750N 9520E	12.0	75.2	10.5	93	.2	13.7	15.1	512	5.03	1.1	.3	1.2	.7	77	.1	<.1	.1	163	.47	.033	5	23.6	1.21	45	.241	2	2.47	.018	.08	.1	.03	2.5	<.1	<.05	15	<.5	15.0
L5750N 9540E	.8	25.4	8.0	73	.1	8.6	10.6	464	3.48	.7	.5	7.1	.4	68	.1	<.1	.1	90	.33	.066	7	12.3	1.04	53	.104	1	2.27	.010	.18	.1	.03	3.7	.1	<.05	13	<.5	15.0
RE L5750N 9540E	.8	25.7	7.7	73	.1	7.4	10.0	471	3.23	.9	.5	7.1	.5	64	.1	.1	.1	89	.30	.063	7	12.6	1.02	53	.095	2	2.21	.010	.17	.1	.02	3.3	.1	<.05	13	<.5	15.0
L5750N 9560E	.9	84.3	4.5	41	.1	5.7	7.1	304	3.11	.7	.6	3.0	1.3	73	.1	<.1	<.1	87	.76	.135	9	12.9	.42	66	.022	<1	2.49	.035	.09	<.1	.03	1.5	<.1	<.05	6	<.5	15.0
L5750N 9580E	2.1	43.8	5.9	36	.1	6.0	5.6	200	3.17	1.2	.6	2.6	1.1	68	.1	.1	.1	101	.47	.042	5	24.4	.28	75	.103	1	1.14	.014	.08	.1	.02	1.3	<.1	<.05	8	<.5	15.0
L5750N 9600E	3.6	347.9	6.4	83	.4	31.2	17.3	791	4.02	2.1	1.4	28.2	.8	60	.2	.1	.1	109	.75	.105	18	50.2	.91	155	.070	2	3.58	.014	.11	.2	.05	5.5	.1	<.05	9	.5	15.0
L5750N 9620E	4.3	195.4	8.2	133	.2	36.4	19.2	939	4.74	1.4	.6	1.5	.7	64	.2	.1	.2	128	.69	.062	7	62.0	1.50	149	.132	3	3.77	.012	.10	.1	.03	4.8	.1	<.05	15	<.5	15.0
L5750N 9640E	4.1	441.0	8.1	93	.3	51.3	18.1	629	4.12	3.0	1.4	9.1	.9	46	.2	.2	.2	106	.46	.116	15	65.5	.93	260	.045	1	4.75	.015	.11	.2	.06	5.5	.1	<.05	14	.5	15.0
L5750N 9660E	3.9	57.4	7.5	47	.1	16.9	7.6	260	3.06	2.4	.5	2.5	.7	42	.2	.2	.2	97	.29	.041	9	47.1	.49	45	.147	1	1.51	.014	.04	.2	.02	2.6	.1	<.05	15	<.5	15.0
L5750N 9680E	1.1	70.4	3.9	35	<.1	13.4	6.3	226	2.27	1.6	.4	12.2	.5	33	.1	.1	.1	64	.26	.031	7	35.5	.42	50	.090	3	1.52	.010	.03	.1	.02	2.5	<.1	<.05	6	<.5	15.0
L5800N 9880E	4.1	47.3	5.2	33	.1	21.2	6.4	187	1.95	1.0	.4	2.6	.3	33	.1	.1	.1	60	.28	.033	6	32.9	.33	53	.102	2	1.30	.010	.04	.5	.02	2.0	<.1	<.05	7	<.5	15.0
L5800N 10060E	.3	4.0	2.6	147	.1	31.8	19.2	1534	4.31	<.5	.4	200.0	.5	87	.1	<.1	<.1	127	.52	.051	4	109.9	2.13	67	.178	1	2.76	.021	.20	.2	.01	5.3	.1	<.05	13	<.5	15.0
L5800N 10080E	1.8	12.0	5.6	37	.1	10.4	5.5	252	2.74	1.8	.4	11.0	.8	76	.1	.2	.2	82	.35	.023	6	39.2	.37	62	.129	3	1.18	.010	.03	.1	.01	2.2	<.1	<.05	7	<.5	15.0
L5800N 10100E	1.3	13.1	8.4	47	.1	8.6	4.5	271	1.82	.9	.4	38.3	.5	159	.1	.1	3.9	51	.41	.026	5	23.4	.37	99	.084	2	1.32	.014	.07	.1	.01	1.9	<.1	<.05	7	<.5	15.0
L5900N 9640E	1.0	26.7	5.7	52	.1	16.4	8.9	285	2.94	1.6	.3	2.6	.3	80	.1	.1	.2	99	.28	.057	5	45.6	.61	59	.159	3	1.67	.017	.06	.1	.03	2.6	<.1	<.05	12	<.5	15.0
L5900N 9660E	1.5	41.5	5.5	43	.1	18.8	7.9	238	3.51	1.6	.4	2.4	.1	45	.1	.1	.1	114	.27	.080	5	67.4	.56	68	.125	5	2.12	.020	.05	.1	.04	2.3	<.1	<.05	12	<.5	15.0
L5900N 9680E	1.9	27.1	6.0	34	.1	12.9	5.2	159	2.22	1.3	.2	1.2	.6	88	.1	.1	.1	102	.34	.022	5	40.9	.34	80	.156	3	1.11	.014	.05	.1	.01	1.8	<.1	<.05	12	<.5	15.0
L5900N 9700E	.7	160.3	1.8	43	.1	23.5	11.3	252	2.08	<.5	.3	3.1	.4	53	.1	<.1	<.1	79	.49	.056	3	49.7	.75	70	.111	3	1.41	.024	.07	.1	.02	2.9	<.1	<.05	4	<.5	15.0
L5950N 9640E	.5	26.4	2.6	34	.1	15.6	5.6	219	1.66	.6	.2	18.0	.3	49	<.1	.1	.1	47	.32	.020	4	34.0	.50	62	.065	3	.91	.013	.05	.2	.01	1.7	<.1	<.05	4	<.5	15.0
L5950N 9660E	1.0	53.2	3.9	42	.2	21.8	9.3	337	2.07	1.3	.4	21.1	.6	44	.1	.1	.1	70	.42	.042	7	50.8	.64	65	.089	4	1.38	.013	.08	.2	.02	2.5	.1	<.05	5	<.5	15.0
L5950N 9680E	3.2	106.2	10.3	65	.3	21.0	8.3	234	2.32	1.4	.5	2.3	.8	164	.1	.1	.3	83	.36	.028	9	44.7	.56	117	.183	2	1.69	.023	.06	.2	.02	2.7	.1	<.05	11	<.5	15.0
L5950N 9700E	2.0	171.1	2.3	52	.2	23.4	10.3	196	2.36	<.5	.3	2.2	.1	33	.1	<.1	<.1	100	.37	.036	2	53.7	.80	30	.177	3	1.61	.018	.03	.1	.02	2.0	<.1	<.05	7	<.5	15.0
L5950N 9720E	3.6	145.0	20.8	43	.1	11.9	3.5	196	4.11	7.4	1.2	<.5	2.6	14	.2	.2	.2	57	.16	.057	16	56.5	.19	38	.155	6	3.80	.017	.04	.3	.07	4.1	<.1	.06	16	1.3	15.0
L5950N 9740E	7.7	678.0	4.6	47	.5	17.5	5.3	273	2.79	2.7	2.8	6.9	.3	48	.2	.1	.2	41	.71	.300	17	56.8	.31	55	.012	7	3.41	.008	.04	.2	.13	1.5	.1	.23	10	2.2	15.0
L5950N 9800E	3.5	402.8	6.0	81	.3	40.0	16.2	656	3.84	2.1	1.1	20.5	1.0	70	.2	.2	.2	101	.87	.062	12	60.6	.83	98	.118	5	2.97	.019	.08	.1	.05	6.0	.1	<.05	9	.7	15.0
L5950N 9820E	7.6	250.5	6.7	142	.3	34.1	25.8	543	3.28	1.3	.6	2.1	.7	85	.2	.1	.2	92	.69	.049	8	53.5	.85	112	.088	4	2.71	.019	.09	.2	.02	4.1	.1	<.05	10	.5	15.0
L5950N 9840E	8.8	287.8	5.6	116	.3	36.3	33.3	1063	3.67	1.5	1.1	8.2	.6	118	.2	.1	.1	90	.76	.109	10	48.5	.87	146	.036	3	3.07	.022	.09	.1	.03	4.4	.1	.11	9	1.1	7.5
L5950N 9860E	1.7	246.2	3.7	78	.6	34.0	13.7	328	2.49	1.9	1.8	98.4	.7	93	.1	.1	.1	60	.81	.088	8	50.4	.68	151	.048	8	2.68	.015	.08	.2	.06	5.0	.1	.07	5	1.4	1.0
L5950N 9880E	6.6	181.2	6.1	64	.1	33.0	13.5	544	2.59	1.3	1.1	4.4	.8	84	.1	.1	.1	84	.75	.046	8	43.8	.67	93	.079	7	1.89	.017	.07	.2	.06	3.7	.1	<.05	6	.6	7.5
L5950N 9900E	8.9	133.1	6.7	68	.1	30.9	12.1	466	2.56	1.2	1.3	19.4	.6	70	.2	.1	.2	88	.63	.047	7	46.2	.69	59	.072	5	1.80	.016	.06	.2	.07	3.6	.1	<.05	6	.8	15.0
L5950N 9920E	6.5	17.2	6.0	17	.1	7.9	2.3	49	.46	<.5	.1	6.1	.1	45	<.1	<.1	.1	30	.08	.014	3	19.2	.22	24	.127	3	.50	.006	.02	<.1	.07	.5	<.1	<.05	5	<.5	1.0
L5950N 9930E	8.8	329.5	5.6	71	.2	45.8	18.2	863	2.71	1.7	2.1	8.6	.3	90	.2	.1	.3	84	1.20	.119	8	47.4	.67	104	.034	6	2.39	.016	.07	.3	.08	2.5	.1	.11	6	1.5	1.0
L5950N 9960E	3.2	110.4	3.5	36	.1	23.8	6.8	192	1.56	.5	.2	1.8	.2	43	.1	.1	.1	57	.34	.025	3	34.3	.51	50	.111	5	1.10	.013	.06	.2	.08	1.9	<.1	<.05	7	<.5	7.5
L5950N 9980E	11.7	295.3	5.4	72	.2	33.4	23.1	669	3.19	1.4	1.2	3.2	.2	77	.2	.1	.1	88	.45	.093	7	40.9	.54	88	.042	11	2.15	.012	.06	.3	.08	2.2	.1	<.05	8	.9	1.0
STANDARD DS6	12.0	126.2	30.2	144	.3	25.5	10.9	689	2.88	22.1	6.7	51.7	3.3	41	6.6	3.9	4.8	59	.88	.079	15	180.2	.59	172	.087	19	1.95	.075	.16	3.5	.22	3.7	1.7	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5950N 10020E	2.8	460.1	5.9	70	.2	59.2	17.1	569	2.90	2.4	1.6	44.0	.9	123	.2	.2	.1	72	.61	.041	9	65.9	.83	95	.083	7	2.03	.012	.07	.1	.05	3.9	.1	<.05	7	.8	15.0
L5950N 10040E	3.0	309.5	5.7	58	.1	23.8	9.6	586	2.47	2.0	2.0	39.0	.9	77	.1	.1	.1	58	.62	.046	9	35.8	.62	85	.068	6	1.70	.011	.06	.1	.04	3.4	<.1	<.05	7	.6	1.0
L5950N 10060E	1.6	61.1	4.3	58	.1	13.9	8.6	358	2.49	2.0	1.0	5.0	.9	45	.1	.1	.1	66	.53	.037	6	33.5	.52	56	.078	3	1.24	.010	.05	.1	.04	2.9	<.1	<.05	6	<.5	15.0
L5950N 10080E	5.4	40.9	6.8	58	.1	10.7	10.4	859	2.42	1.6	.7	7.1	.3	52	.2	.1	.1	80	.39	.049	7	29.7	.45	69	.060	5	1.38	.009	.06	.1	.05	1.9	<.1	<.05	9	<.5	1.0
L6000N 9800E	4.0	550.5	4.9	62	.3	25.5	11.4	1470	2.66	2.2	3.0	9.4	.5	87	.7	.1	.2	53	2.26	.220	16	43.8	.38	73	.027	10	2.88	.010	.04	.1	.13	3.5	.1	.15	6	2.6	7.5
L6000N 9820E	2.9	484.9	5.0	163	.5	24.8	16.8	957	3.09	1.3	1.5	6.2	.4	94	.4	.1	.1	74	1.25	.134	11	40.4	1.01	72	.052	7	2.53	.013	.09	.1	.08	4.0	.1	<.05	8	1.3	7.5
L6000N 9840E	5.5	289.9	6.6	103	.2	35.1	18.8	570	3.42	1.9	1.4	12.6	.4	114	.2	.1	.2	86	.79	.124	13	49.9	.77	122	.043	4	3.01	.014	.07	.2	.08	3.5	.1	<.05	9	.6	15.0
L6000N 9860E	4.1	49.2	5.4	54	<.1	14.0	6.4	247	2.24	1.5	.4	7.0	.7	55	.1	.1	.1	81	.35	.029	7	36.7	.52	55	.118	4	1.20	.010	.03	.2	.08	2.3	<.1	<.05	9	<.5	15.0
L6000N 9880E	3.9	202.1	5.0	69	.2	33.0	15.1	568	2.64	1.5	1.7	11.1	.6	94	.2	.1	.1	73	.68	.080	8	44.1	.73	122	.055	6	2.18	.013	.06	.2	.04	4.1	.1	<.05	6	.9	1.0
RE L3600N 9860E	3.2	200.4	4.5	48	.2	24.7	12.6	360	2.56	2.0	.7	4.8	.2	31	.1	.1	.1	62	.24	.054	9	41.3	.49	59	.063	2	2.20	.010	.02	.1	.04	1.4	<.1	<.05	8	.6	15.0
L6000N 9900E	1.3	34.4	4.4	53	.2	18.4	9.6	515	2.87	2.1	.4	22.7	.7	47	.1	.1	.1	71	.35	.157	5	53.1	.59	58	.069	9	2.98	.007	.04	.2	.06	2.2	<.1	<.05	6	.5	7.5
L6000N 9920E	1.5	27.8	5.4	67	.1	24.9	10.8	579	2.77	2.1	.4	27.0	.4	68	.1	.1	.1	72	.33	.104	5	62.2	.77	85	.085	4	1.60	.010	.07	.1	.05	1.9	<.1	<.05	9	<.5	1.0
L6000N 9940E	3.5	67.7	3.7	100	.1	22.7	12.2	540	2.21	1.1	.4	6.1	.4	70	.1	.1	.1	68	.62	.060	5	42.6	.73	64	.088	7	1.33	.011	.06	.1	.05	2.1	<.1	<.05	6	<.5	1.0
L6000N 9960E	3.2	39.2	3.6	45	.1	19.5	6.7	255	1.80	1.1	.3	9.3	.7	43	.1	.1	.1	61	.44	.041	5	38.3	.58	47	.090	4	1.10	.009	.04	.2	.06	2.4	<.1	<.05	5	<.5	15.0
L6000N 9980E	2.5	36.4	3.4	39	.1	34.0	9.1	223	2.16	1.1	.3	2.4	.5	39	.1	.1	.1	71	.18	.030	4	62.4	.77	78	.134	4	1.31	.009	.18	.1	.06	1.6	.1	<.05	6	<.5	1.0
L6000N 10020E	1.6	191.3	3.7	44	.2	15.6	7.7	345	2.08	2.1	1.7	3.7	.6	68	.2	.1	.1	58	.86	.045	11	32.4	.53	86	.069	6	1.50	.011	.06	.1	.08	3.8	<.1	<.05	5	.9	15.0
L6000N 10060E	2.3	76.2	4.3	53	.2	10.9	7.1	493	1.88	1.3	.6	21.2	.3	66	.3	.1	.1	51	.74	.044	6	26.3	.35	80	.047	5	.96	.007	.04	.1	.10	2.1	<.1	<.05	5	<.5	1.0
L6000N 10080E	1.7	95.7	5.1	50	.1	21.9	10.9	543	2.68	2.7	1.4	14.9	.7	60	.2	.2	.1	69	.63	.048	10	39.3	.65	86	.074	6	1.75	.011	.06	.1	.07	3.3	<.1	<.05	6	<.5	15.0
L6000N 10100E	1.0	28.7	4.2	45	.1	17.2	9.6	374	2.60	2.0	.5	3.8	.6	47	.1	.1	.1	78	.45	.043	6	47.2	.60	52	.082	3	1.22	.008	.03	.2	.09	2.2	<.1	<.05	6	<.5	15.0
L6100N 9860E	.9	78.3	3.5	38	<.1	21.7	8.5	342	2.21	1.5	.3	4.4	.8	37	.1	.1	.1	64	.33	.031	6	40.3	.57	54	.114	4	1.19	.009	.03	.1	.07	2.5	<.1	<.05	5	<.5	15.0
L6100N 9880E	1.0	42.1	3.1	35	.2	12.7	5.6	191	1.73	1.5	.4	9.8	.8	44	.1	.1	.1	50	.34	.030	6	30.2	.39	63	.075	6	1.35	.008	.03	.1	.06	2.3	<.1	<.05	4	<.5	7.5
L6100N 9900E	1.5	66.3	2.8	40	.1	15.9	6.4	250	1.84	1.3	.5	2.4	.8	42	.1	.1	.1	52	.39	.038	6	30.1	.40	101	.072	7	1.18	.010	.04	.1	.16	2.8	<.1	<.05	4	<.5	1.0
L6100N 9910E	1.4	89.3	3.1	37	.1	18.1	7.0	303	1.95	1.8	.5	120.8	1.2	46	<.1	.1	<.1	57	.44	.056	7	33.8	.44	72	.088	4	1.05	.014	.04	.1	.11	3.1	<.1	<.05	3	<.5	15.0
L6100N 9960E	2.6	229.8	4.3	58	.2	38.7	10.1	381	2.30	1.5	1.2	64.2	.5	80	.1	.1	.1	58	.78	.087	7	43.2	.66	120	.051	4	1.99	.013	.08	.2	.05	3.7	.1	<.05	4	1.1	15.0
L6100N 9980E	3.0	106.7	2.8	43	.1	33.3	10.5	237	2.11	1.2	.3	7.7	.4	35	.1	.1	.1	55	.20	.029	3	61.0	.71	49	.063	2	1.23	.011	.04	.3	.02	2.2	<.1	<.05	4	<.5	15.0
L6100N 10000E	8.9	355.5	18.9	90	1.0	95.5	45.1	2104	6.46	2.9	1.7	1960.1	1.0	60	.5	.1	1.0	75	.75	.097	10	83.3	1.20	111	.029	6	1.92	.007	.07	.3	.10	9.4	.1	<.05	5	1.2	15.0
L5650N 10080E4	5.3	31.2	4.7	43	.1	18.9	8.2	449	1.94	1.9	.4	2761.9	1.4	275	<.1	.2	.2	51	.72	.042	7	274.7	.44	308	.093	6	1.80	.107	.20	.1	.03	3.2	<.1	<.05	4	<.5	7.5
L3600N 9820E	2.2	19.8	9.1	62	.1	18.5	9.3	549	3.40	1.9	.5	1.2	.2	59	.1	.1	.2	84	.46	.071	7	67.6	.57	98	.087	5	1.42	.014	.06	.1	.03	1.8	<.1	.06	11	.5	15.0
L3600N 9840E	3.0	32.5	4.8	69	.1	17.9	8.5	573	2.66	1.4	.4	42.4	.2	44	.2	.1	.1	64	.34	.063	9	45.8	.50	63	.050	2	1.43	.009	.04	.1	.02	1.6	<.1	<.05	8	<.5	15.0
L3600N 9860E	3.3	180.9	4.5	42	.2	24.4	12.2	352	2.52	1.8	.6	3.8	.2	30	.2	.1	.1	61	.23	.054	9	40.2	.46	60	.063	2	2.12	.011	.02	.1	.03	1.4	<.1	<.05	8	.5	15.0
L3600N 9880E	1.8	198.1	3.9	64	.1	25.8	12.9	362	3.32	1.2	.8	3.0	.4	38	.1	.1	.1	81	.48	.061	9	45.0	.76	59	.130	3	1.89	.009	.04	<.1	.02	2.0	<.1	.06	7	.8	15.0
L3600N 9900E	2.4	213.7	4.7	66	.1	31.7	14.0	440	3.50	1.4	.9	5.1	.3	46	.2	.1	.1	94	.64	.090	7	65.5	.70	52	.063	3	1.73	.010	.04	.1	.03	1.7	<.1	.10	7	.9	15.0
L3650N 9600E	.7	10.6	3.8	36	.1	14.4	5.4	225	2.39	1.2	.5	3.9	.2	40	.1	.1	.1	71	.21	.051	6	50.2	.42	64	.077	2	1.24	.009	.03	.1	.03	1.2	<.1	<.05	7	<.5	15.0
L3650N 9620E	.2	5.9	4.1	22	.1	8.3	2.7	118	.96	.8	.3	1.8	.1	38	.1	.1	.1	36	.22	.030	5	26.7	.23	49	.058	3	.68	.010	.02	.1	.02	.9	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.4	130.1	30.3	150	.3	25.0	10.5	719	2.86	22.3	6.7	46.0	3.0	41	6.1	3.8	5.1	55	.82	.077	13	186.8	.57	162	.076	17	1.83	.070	.15	3.7	.22	3.2	1.7	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data [illegible] FA ____



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3650N 9640E	.5	6.5	4.7	26	.1	8.2	3.5	250	1.27	.6	.2	2.4	<.1	53	.1	.1	.1	56	.26	.028	4	22.8	.28	78	.058	5	.79	.013	.04	.1	.02	.7	<.1	<.05	5	<.5	15.0
L3650N 9660E	.7	18.7	3.8	46	.1	19.2	6.4	311	2.23	1.6	.5	3.1	.5	45	.1	.1	.1	60	.36	.062	7	60.6	.55	71	.075	4	1.52	.011	.05	.1	.04	1.9	<.1	<.05	6	<.5	15.0
L3650N 9680E	.5	27.1	2.3	48	.1	9.2	3.8	175	1.37	.7	.3	11.8	.2	41	.2	.1	.1	37	.48	.073	6	30.4	.35	46	.036	4	.87	.008	.02	.1	.02	1.1	<.1	<.05	3	<.5	15.0
L3650N 9700E	.7	13.9	2.6	21	.2	7.2	3.5	153	1.57	1.2	.3	2.0	.2	26	.1	.1	<.1	49	.24	.068	6	31.5	.20	38	.039	3	.90	.006	.02	.1	.04	.9	<.1	<.05	3	<.5	15.0
L3650N 9720E	.5	12.6	2.4	24	.1	7.4	3.7	159	1.37	1.0	.3	3.6	.3	37	.1	.1	<.1	43	.30	.057	5	26.8	.29	42	.060	4	.88	.009	.02	.1	.03	1.4	<.1	<.05	4	<.5	15.0
L3650N 9740E	1.7	48.9	3.3	42	.2	11.9	6.5	349	2.25	1.2	.7	2.1	.2	42	.1	.1	.1	60	.47	.088	11	35.2	.44	55	.036	3	1.55	.010	.02	.1	.03	1.1	<.1	<.05	5	.5	15.0
L3650N 9760E	1.0	60.2	3.9	50	.1	16.9	7.0	386	2.04	1.0	.7	1.1	.2	48	.3	.1	.1	47	.44	.091	8	43.0	.55	68	.036	3	1.39	.009	.03	.1	.02	1.2	<.1	<.05	5	<.5	15.0
L3650N 9780E	1.2	46.9	4.5	47	.2	12.2	6.5	200	2.20	1.0	.5	2.9	.1	46	.2	.1	.1	54	.33	.078	8	32.0	.39	69	.041	2	1.33	.010	.02	.1	.03	1.0	<.1	<.05	6	<.5	15.0
L3650N 9800E	1.8	22.7	5.5	33	.1	10.2	4.4	167	1.81	1.6	.5	6.2	.3	22	.1	.1	.1	53	.17	.032	9	28.1	.31	40	.060	4	1.37	.007	.02	.1	.03	1.5	<.1	<.05	8	<.5	15.0
L3650N 9820E	2.9	140.7	2.1	81	.2	14.1	12.4	525	3.54	<.5	.7	2.6	.2	86	.2	<.1	<.1	107	.84	.104	7	24.5	1.08	112	.167	2	2.16	.013	.02	<.1	.02	1.9	<.1	<.05	8	<.5	15.0
L3650N 9840E	2.5	169.8	4.7	80	.1	15.8	13.7	754	2.60	1.4	1.0	22.2	.2	70	.2	.1	.4	58	.95	.138	11	39.2	.45	85	.027	3	1.65	.015	.03	.1	.02	1.3	<.1	<.05	5	.9	15.0
L3650N 9860E	3.1	379.0	5.6	49	.4	22.5	18.9	550	3.23	3.2	1.8	24.2	.9	35	.3	.1	.1	71	.66	.078	17	35.5	.38	62	.099	3	2.20	.010	.03	.1	.05	2.8	.1	<.05	9	1.2	15.0
L3650N 9880E	4.4	392.7	5.5	78	.2	25.5	14.3	550	2.64	1.6	2.3	4.4	.3	40	.4	.2	.1	63	.83	.141	18	48.9	.45	66	.031	3	1.99	.008	.03	.1	.04	1.8	.1	.06	7	1.2	15.0
L3650N 9900E	2.0	36.4	4.2	31	.1	14.6	6.1	185	2.12	1.4	.4	4.4	.3	22	<.1	.1	.1	70	.21	.039	6	39.5	.41	33	.085	2	1.27	.007	.02	.1	.02	1.2	<.1	<.05	7	<.5	15.0
L3650N 9920E	3.2	163.6	4.9	40	.1	19.2	9.0	216	2.06	1.3	1.0	9.0	.2	33	.2	.1	.1	58	.20	.046	9	36.8	.44	48	.067	2	1.66	.010	.02	.1	.03	1.6	<.1	<.05	7	.5	15.0
L3650N 9940E	4.8	79.3	7.7	50	.2	11.7	5.2	195	2.00	1.7	1.0	3.2	.1	35	.1	.1	.2	57	.22	.070	14	28.3	.36	45	.052	3	1.88	.009	.03	.2	.05	1.0	<.1	<.05	11	.7	15.0
L3650N 9960E	1.8	69.0	4.3	40	.1	15.3	6.8	197	2.30	1.6	.5	2.0	.3	29	.2	.1	.1	63	.20	.044	7	37.6	.39	59	.068	3	1.76	.008	.02	.1	.04	1.9	<.1	<.05	7	.5	15.0
L3650N 9980E	2.4	44.2	5.8	52	.1	14.0	6.6	267	2.27	1.6	.5	8.7	.1	27	.2	.1	.1	58	.25	.048	10	32.7	.41	62	.044	3	1.64	.009	.02	.1	.03	1.3	<.1	<.05	9	<.5	15.0
RE L3650N 9980E	2.4	42.8	5.6	51	.1	14.2	6.2	271	2.29	1.5	.5	18.3	.1	27	.1	.1	.1	58	.26	.048	10	32.9	.41	60	.044	6	1.63	.009	.02	.1	.03	1.3	<.1	<.05	9	<.5	15.0
L3650N 10000E	.4	35.3	2.3	22	.1	11.0	5.3	161	1.75	1.1	.3	3.0	1.0	26	.1	.1	<.1	48	.25	.065	5	31.1	.30	46	.054	5	1.77	.009	.01	.1	.03	2.7	<.1	<.05	3	<.5	15.0
L3650N 10020E	.8	29.5	2.7	31	<.1	12.1	6.9	266	1.83	1.2	.4	1.7	1.0	36	.1	.1	<.1	52	.38	.065	7	31.4	.44	55	.067	3	1.34	.008	.02	.1	.02	2.3	<.1	<.05	4	<.5	15.0
L3650N 10040E	.5	11.9	3.3	23	.1	7.3	3.4	309	1.44	.6	.2	2.9	<.1	22	<.1	.1	.1	47	.18	.032	2	24.2	.19	43	.028	3	.53	.009	.02	.1	.03	.5	<.1	<.05	3	<.5	15.0
L3650N 10060E	.9	34.1	3.2	29	.1	12.4	6.8	204	2.38	.9	.3	2.2	.1	25	.1	.1	.1	63	.22	.049	4	32.2	.43	49	.061	3	1.28	.012	.02	.1	.03	1.1	<.1	<.05	7	<.5	15.0
L3650N 10080E	.6	25.1	3.2	22	.1	9.6	4.8	146	1.73	.9	.3	9.2	.1	24	.1	.1	.1	50	.22	.054	4	25.1	.29	58	.050	3	1.04	.014	.03	.1	.03	1.0	<.1	<.05	4	<.5	15.0
L3650N 10100E	1.0	58.9	3.2	26	.1	8.6	5.5	312	1.98	1.3	.4	2.0	.3	21	.1	<.1	.1	50	.19	.150	5	28.5	.27	48	.043	3	2.21	.010	.02	.1	.05	1.8	<.1	<.05	4	.5	15.0
L3650N 10120E	.9	23.0	4.4	32	.1	14.3	6.5	166	2.31	1.1	.3	4.9	.3	17	.1	.1	.1	73	.16	.045	5	34.4	.46	41	.109	1	1.39	.010	.05	.1	.02	1.5	<.1	<.05	9	<.5	15.0
L3650N 10140E	.7	14.1	4.6	27	.2	9.6	4.4	137	2.36	1.9	.3	1.8	.2	16	.1	.2	.1	74	.11	.032	5	29.0	.26	32	.045	2	1.53	.007	.02	.1	.03	1.6	<.1	<.05	7	<.5	15.0
L3650N 10160E	.8	17.6	3.3	15	.1	5.3	3.0	80	1.23	.6	.3	13.0	<.1	18	.1	<.1	.1	34	.12	.045	3	22.4	.17	29	.025	2	.90	.011	.02	.1	.03	.5	<.1	<.05	4	<.5	15.0
L3700N 9600E	.3	12.5	2.6	27	.1	15.3	4.6	171	2.09	1.4	.4	2.7	.4	26	.1	.1	.1	55	.27	.056	6	51.2	.35	37	.064	2	1.39	.007	.01	.1	.03	1.4	<.1	<.05	4	<.5	15.0
L3700N 9620E	.4	11.9	2.5	25	.1	9.7	5.5	261	1.80	1.4	.5	2.2	.4	28	.1	.1	<.1	50	.25	.055	6	38.5	.29	40	.058	3	1.47	.007	.02	.1	.04	1.7	<.1	<.05	3	<.5	15.0
L3700N 9640E	.4	12.3	3.2	34	.1	13.8	5.5	194	1.87	1.2	.4	5.1	.3	39	.1	.1	.1	55	.33	.061	7	39.8	.44	50	.072	3	1.24	.010	.02	.1	.03	1.4	<.1	<.05	5	<.5	15.0
L3700N 9660E	.2	16.7	2.1	17	.1	8.8	3.8	146	1.57	1.5	.3	2.6	.8	30	.1	.1	<.1	49	.34	.058	7	26.9	.24	39	.060	3	.98	.007	.01	.1	.02	1.8	<.1	<.05	2	<.5	15.0
L3700N 9680E	1.1	20.3	3.7	32	.2	13.5	5.2	217	3.22	2.3	.6	3.9	.2	28	.2	.1	.1	62	.18	.054	8	39.3	.34	65	.054	5	1.71	.006	.02	.1	.05	1.3	<.1	<.05	7	<.5	15.0
L3700N 9700E	.9	101.3	4.8	112	.2	16.4	9.6	478	3.31	1.2	1.2	4.2	.3	119	.2	.1	.1	85	.83	.099	11	34.4	.67	155	.053	5	2.09	.020	.06	.1	.03	1.9	<.1	<.05	8	.6	7.5
STANDARD DS6	11.7	125.4	30.2	147	.3	24.2	10.6	700	2.86	21.6	6.8	48.6	2.9	36	6.2	3.6	5.3	56	.83	.078	14	186.4	.59	166	.077	18	1.86	.073	.15	3.7	.23	3.2	1.8	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3700N 9720E	1.0	51.8	3.9	47	.1	14.9	6.9	284	2.37	1.4	.6	3.3	.4	43	.1	.1	.1	58	.48	.067	11	38.0	.54	63	.044	2	1.78	.012	.03	.1	.03	1.7	<.1	.07	7	<.5	15
L3700N 9740E	.9	68.5	3.3	36	.2	13.8	7.8	303	2.41	1.6	.8	5.3	.7	41	<.1	.1	.1	63	.55	.051	14	38.4	.45	61	.051	2	1.40	.010	.04	.1	.04	2.9	<.1	<.05	5	.5	15
L3700N 9760E	2.4	120.7	3.1	83	.1	8.9	14.3	657	4.89	1.2	.5	1.9	.7	37	.1	<.1	.1	138	.63	.078	8	21.7	1.05	53	.168	4	2.12	.012	.04	<.1	.02	2.8	<.1	<.05	8	.6	15
L3700N 9780E	.7	31.4	2.3	29	.1	13.0	6.4	209	1.78	1.2	.3	6.2	.3	38	<.1	.1	<.1	50	.43	.057	7	28.1	.45	45	.070	4	1.40	.012	.03	.1	.01	1.8	<.1	<.05	5	<.5	15
L3700N 9800E	.8	38.7	2.5	28	.1	16.0	6.1	209	2.29	1.4	.3	2.9	.2	37	<.1	.1	.1	61	.33	.033	5	44.3	.50	42	.079	4	1.82	.014	.02	.1	.03	2.1	<.1	<.05	6	<.5	15
L3700N 9820E	.6	40.6	2.3	28	.1	20.4	7.3	216	2.35	1.4	.4	4.0	.6	38	.1	.1	<.1	66	.33	.069	6	51.1	.54	93	.090	4	2.37	.013	.03	.1	.03	2.6	<.1	<.05	5	<.5	15
L3700N 9840E	.8	43.1	1.7	22	<.1	17.4	9.5	174	2.09	1.4	.3	9.1	.7	28	.1	.1	<.1	62	.36	.066	5	41.9	.36	41	.066	2	1.73	.019	.02	.1	.02	2.3	<.1	<.05	3	<.5	15
L3700N 9860E	.9	395.1	3.2	33	.1	25.2	14.2	274	2.57	1.8	1.5	9.8	1.0	36	.1	.1	.1	71	.41	.056	16	47.7	.50	58	.075	2	1.66	.015	.03	.1	.04	5.0	<.1	<.05	4	.6	15
L3700N 9880E	1.7	83.8	3.8	35	.3	21.3	8.4	257	2.69	1.9	.5	2.0	.2	36	.1	.1	.1	74	.46	.049	7	52.3	.61	44	.071	3	2.15	.012	.03	.1	.03	2.0	<.1	<.05	7	<.5	15
L3700N 10040E	.4	76.5	3.1	27	.1	16.9	8.0	188	1.79	1.2	.4	2.9	.7	38	<.1	.1	.1	53	.43	.070	6	35.9	.55	77	.083	4	2.28	.028	.04	.3	.02	3.0	<.1	<.05	4	.5	15
L3700N 10060E	.5	88.4	2.0	29	.2	14.3	8.3	214	1.90	1.4	.4	2.4	.7	41	.1	.1	<.1	60	.46	.062	6	28.4	.61	78	.099	1	2.96	.035	.04	.1	.04	3.2	<.1	<.05	5	<.5	15
L3700N 10080E	1.0	45.8	3.4	24	.1	12.8	6.8	200	2.08	1.1	.3	9.2	.3	27	.1	.1	.4	57	.30	.083	4	34.4	.49	49	.070	3	2.08	.017	.05	.2	.03	2.2	<.1	<.05	5	<.5	15
L3700N 10100E	.6	54.2	2.4	29	.1	16.1	7.9	239	2.18	1.0	.3	4.3	.5	32	<.1	<.1	<.1	67	.42	.070	4	37.9	.66	67	.097	5	2.31	.026	.04	.2	.02	3.3	<.1	<.05	4	<.5	15
L3750N 9600E	.5	41.2	4.3	68	.1	20.2	6.9	289	2.16	1.1	.6	3.8	.3	58	.1	.1	.1	58	.85	.084	11	50.4	.59	70	.063	5	1.46	.011	.03	.1	.02	1.9	<.1	<.05	6	<.5	15
L3750N 9620E	.6	14.4	3.9	45	.1	13.4	5.3	244	2.58	2.1	.4	8.2	.6	28	.1	.1	.1	70	.24	.044	9	39.7	.43	54	.083	4	1.99	.009	.04	.1	.04	2.2	<.1	<.05	8	<.5	15
L3750N 9640E	.4	27.4	5.0	43	<.1	18.4	7.2	285	2.98	2.4	.6	5.0	.7	34	<.1	.1	.1	86	.36	.074	12	48.3	.51	55	.092	2	2.06	.010	.03	.1	.03	2.6	<.1	<.05	7	<.5	15
L3750N 9660E	.6	42.9	7.1	67	.1	15.0	6.7	426	2.96	2.5	.8	2.3	.1	50	.2	.1	.2	84	.65	.176	17	38.5	.45	143	.023	2	1.84	.009	.04	.1	.03	1.1	.1	.06	11	<.5	15
L3750N 9680E	.1	12.6	1.7	118	<.1	26.4	23.0	932	5.50	.5	.3	1.1	.7	107	<.1	<.1	<.1	145	1.28	.415	12	36.7	1.65	309	.188	1	2.44	.015	.38	<.1	.01	1.6	.1	<.05	11	<.5	15
L3750N 9960E	1.3	41.1	3.3	43	.1	14.5	6.8	225	2.05	1.2	.5	2.3	.1	42	.1	.1	.1	56	.56	.076	6	32.7	.42	58	.057	3	1.32	.016	.04	.1	.02	1.6	<.1	<.05	6	<.5	15
L3750N 9980E	1.8	77.1	5.0	75	.1	14.3	8.2	378	2.28	1.7	1.3	2.3	.3	39	.3	.1	.1	68	.57	.081	10	32.5	.40	56	.060	2	1.30	.012	.04	.1	.02	2.0	<.1	<.05	5	.7	15
L3750N 10000E	.4	43.8	2.5	17	.2	11.6	4.7	141	1.34	.9	.3	3.3	.2	32	<.1	<.1	<.1	44	.34	.064	5	26.9	.33	51	.048	3	.99	.015	.02	.1	.02	1.4	<.1	<.05	3	<.5	15
RE L3750N 10000E	.5	42.8	2.5	18	.2	11.1	4.6	140	1.27	.7	.3	85.0	.2	32	<.1	.1	<.1	41	.35	.064	4	24.9	.32	49	.054	1	.95	.017	.02	.2	.02	1.3	<.1	<.05	3	<.5	15
L3750N 10020E	1.6	52.6	6.9	35	.1	15.3	7.0	186	2.22	1.6	.4	3.7	.3	23	.1	.1	.1	63	.23	.067	5	35.9	.44	52	.077	5	2.60	.017	.05	.2	.03	2.0	<.1	<.05	6	.7	15
L3750N 10040E	1.3	25.0	4.6	28	.1	11.4	6.5	186	3.66	1.6	.3	34.7	.4	25	.1	.1	.1	108	.24	.066	5	39.5	.37	41	.130	2	1.62	.016	.03	.1	.02	2.2	<.1	<.05	9	<.5	15
L3750N 10060E	.9	32.4	3.7	29	.1	16.5	7.6	209	2.31	.8	.2	8.9	.4	27	.1	.1	.1	70	.31	.028	4	34.9	.63	31	.130	4	1.52	.021	.03	.2	.02	2.6	<.1	<.05	8	<.5	15
L3750N 10080E	1.0	34.5	4.2	31	.2	15.2	6.4	183	2.14	1.2	.3	7.8	.4	24	.1	.1	.1	59	.25	.043	5	31.1	.51	34	.095	3	1.52	.016	.03	.1	.03	1.9	<.1	<.05	7	<.5	15
L3750N 10100E	1.0	24.8	4.2	23	.1	12.5	6.1	174	1.57	.7	.3	5.6	.2	30	.1	.1	.1	53	.30	.020	4	26.9	.47	29	.101	3	1.19	.017	.03	.1	.01	2.0	<.1	<.05	7	<.5	15
L3850N 10040E	2.9	29.7	5.0	27	.1	11.3	6.0	266	1.91	1.5	.3	25.0	.2	25	.1	.1	.1	62	.25	.052	6	30.1	.31	55	.076	3	1.16	.013	.04	.1	.02	1.9	<.1	<.05	6	.6	15
L3850N 10060E	2.2	29.6	4.3	35	.1	14.9	7.6	273	2.91	1.7	.4	8.8	.3	32	.1	.1	.1	85	.29	.045	6	42.6	.43	56	.104	3	1.51	.016	.05	.1	.02	2.1	<.1	<.05	7	<.5	15
L3850N 10080E	1.1	29.3	3.5	27	.1	12.7	6.8	237	1.99	1.9	.4	2.6	.5	28	.1	.1	.1	60	.29	.064	6	30.8	.33	57	.071	4	1.63	.014	.03	.1	.03	1.9	<.1	<.05	4	<.5	15
L3850N 10100E	6.4	47.1	4.2	37	.1	13.7	7.2	445	1.94	1.2	.6	8.8	.1	39	<.1	.1	.1	61	.40	.095	7	30.6	.56	71	.042	3	1.65	.020	.05	.2	.02	1.6	<.1	<.05	6	.6	15
L3900N 9800E	1.2	63.6	3.1	21	.1	17.7	7.5	192	1.86	.8	.4	2.6	.2	36	.1	.1	.1	50	.33	.039	5	28.8	.50	53	.080	2	1.61	.015	.02	.1	.05	1.8	<.1	<.05	6	.5	15
L3900N 9820E	.9	68.9	2.5	28	.1	14.3	7.2	220	1.99	1.2	.5	7.0	.3	36	.1	.1	<.1	57	.32	.046	7	29.3	.50	58	.071	1	2.25	.018	.02	.1	.05	2.1	<.1	<.05	5	.7	15
L3900N 9840E	1.1	42.7	2.2	26	.1	12.4	6.4	239	1.71	.9	.3	1.4	.2	32	.1	.1	<.1	52	.30	.041	5	27.6	.38	51	.071	3	.97	.012	.03	.1	.03	1.5	<.1	<.05	4	<.5	15
STANDARD DS6	12.1	125.6	30.0	141	.3	25.4	11.0	740	2.82	21.9	6.6	51.9	3.4	41	5.7	3.4	5.0	59	.91	.081	16	176.3	.61	175	.078	18	2.00	.079	.17	3.3	.23	3.6	1.8	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3900N 9860E	2.2	95.7	3.0	38	.1	13.9	8.6	278	2.44	1.8	.7	12.0	.6	40	.1	.1	.1	68	.29	.049	8	30.2	.53	70	.083	4	1.93	.020	.03	.2	.04	2.3	<.1	<.05	5	.8	15
L3900N 9880E	1.1	140.8	2.4	33	.2	15.7	6.6	181	1.78	1.5	1.4	3.4	.4	32	.1	.1	<.1	49	.26	.054	8	24.6	.40	70	.046	3	2.06	.013	.03	.1	.06	2.0	<.1	<.05	4	.8	15
L3900N 10000E	.6	54.2	3.5	36	.1	20.6	8.3	223	2.11	.9	.3	7.3	.7	44	.1	.1	.1	60	.41	.056	4	37.2	.66	94	.110	3	1.78	.025	.06	.2	.04	2.8	<.1	<.05	4	<.5	15
L3900N 10020E	1.8	71.9	3.5	32	.1	20.2	8.1	236	2.20	.6	.3	4.6	.3	47	.1	.1	.1	61	.41	.053	3	38.3	.65	66	.091	2	1.40	.023	.06	.2	.04	2.3	<.1	<.05	5	<.5	15
L3900N 10040E	2.1	32.2	4.0	30	.1	11.2	5.5	188	2.10	.9	.3	3.8	.1	28	.1	.1	.1	65	.22	.030	4	28.3	.41	47	.070	2	1.32	.015	.03	.1	.06	1.5	<.1	<.05	6	<.5	15
L3900N 10060E	1.1	44.2	2.9	27	.1	13.6	8.7	329	2.07	.8	.3	5.5	.5	36	.1	<.1	.1	58	.33	.090	4	33.0	.49	76	.069	2	1.46	.019	.05	.2	.05	2.3	<.1	<.05	4	<.5	15
L3900N 10080E	3.0	41.8	3.8	28	.1	10.8	4.7	177	1.67	.6	.4	18.5	.2	40	.1	<.1	.1	51	.36	.054	4	26.4	.38	51	.056	4	1.16	.018	.04	.2	.08	1.9	<.1	<.05	4	.5	15
L3900N 10100E	2.2	83.3	4.3	35	.2	15.6	7.5	232	1.93	1.6	2.5	15.4	.8	61	.1	.1	.1	59	.61	.077	8	33.5	.47	64	.064	3	1.47	.031	.06	.3	.07	3.0	<.1	<.05	4	.6	15
L3950N 9620E	1.1	237.1	4.5	40	.3	18.8	10.4	295	3.52	2.8	1.1	19.1	.9	51	.1	.1	.1	99	.70	.069	12	43.6	.58	32	.087	2	1.73	.018	.04	.1	.08	3.5	<.1	<.05	6	.8	15
L3950N 9640E	.9	244.2	3.1	37	.5	20.3	8.0	263	2.04	1.4	1.7	12.0	.4	55	.1	.1	.1	57	.92	.111	13	42.3	.47	46	.049	4	1.89	.016	.03	.1	.11	3.2	<.1	.07	4	1.2	15
L3950N 9660E	1.2	372.3	3.9	50	.2	36.5	14.6	362	2.71	2.1	2.3	7.5	.5	61	.2	.1	.1	69	.98	.090	10	49.9	.65	57	.056	5	1.55	.019	.04	.1	.07	4.1	.1	<.05	4	1.1	15
L3950N 9680E	1.6	57.1	3.6	42	.1	20.2	6.4	195	1.89	1.1	.5	2.7	.3	33	.2	.1	.1	55	.25	.050	6	39.2	.51	43	.084	3	1.39	.012	.03	.1	.05	1.7	<.1	<.05	6	<.5	15
L3950N 9700E	2.3	123.6	3.5	50	.1	17.5	12.1	766	2.15	1.1	.6	2.5	.3	37	.2	.1	.1	61	.33	.061	7	35.4	.47	51	.075	2	1.43	.014	.03	.1	.04	1.9	<.1	<.05	5	<.5	15
RE L3950N 9700E	2.4	126.6	3.7	48	.1	18.1	12.8	737	2.11	1.0	.6	7.3	.3	38	.1	.1	.1	60	.31	.062	7	34.3	.48	53	.074	2	1.54	.014	.03	.1	.04	1.8	<.1	<.05	6	<.5	15
L4000N 9640E	.7	159.1	2.8	40	.2	24.0	9.0	312	2.09	1.1	.5	3.1	.2	38	.2	.1	.1	59	.41	.067	6	36.2	.54	49	.053	4	1.45	.015	.03	.1	.02	2.3	<.1	<.05	4	<.5	15
L4000N 9660E	.6	46.2	2.9	21	.1	10.0	4.2	124	1.37	<.5	.4	2.3	.1	37	.1	.1	.1	46	.30	.039	4	27.7	.31	50	.060	2	.89	.012	.02	.1	.02	1.4	<.1	<.05	4	<.5	15
L4000N 9680E	3.5	81.3	4.0	70	.1	14.6	11.5	691	2.81	1.5	.5	2.0	.3	35	.2	.1	.1	80	.30	.056	6	33.1	.47	67	.099	4	1.50	.015	.04	.1	.03	1.5	<.1	<.05	9	<.5	15
L4000N 9720E	.6	38.4	3.1	33	.1	11.4	6.1	291	2.10	1.4	.4	3.2	.1	38	.2	.1	.1	57	.25	.051	7	33.1	.38	59	.051	2	1.57	.012	.03	.1	.03	1.3	<.1	<.05	5	<.5	15
L4000N 9740E	.3	56.7	2.2	26	.1	12.2	6.4	193	1.77	1.2	.3	3.5	.5	43	<.1	.1	<.1	56	.34	.034	6	28.9	.42	59	.071	3	1.23	.015	.02	.1	.02	2.0	<.1	<.05	3	<.5	15
L4000N 9760E	.6	74.3	2.4	26	.1	12.7	6.7	202	2.17	1.6	.4	11.7	.5	40	.1	.1	.1	67	.31	.041	6	31.8	.44	59	.093	2	1.73	.014	.03	.1	.04	2.2	<.1	<.05	4	.7	15
L4000N 9780E	.5	49.1	3.3	29	.1	11.5	7.1	206	1.91	1.1	.3	4.9	.4	39	.1	.1	.1	59	.29	.024	5	25.3	.47	46	.099	1	1.21	.014	.02	.1	.03	2.1	<.1	<.05	6	<.5	15
L4000N 9800E	.4	44.2	2.7	26	.1	11.1	6.8	216	2.04	1.2	.3	3.8	.3	40	.1	.1	<.1	62	.31	.041	6	28.4	.47	55	.077	2	1.44	.013	.03	.1	.05	2.1	<.1	<.05	5	<.5	15
L4000N 9820E	.6	35.8	3.1	30	.1	10.4	5.0	197	2.24	1.7	.4	9.5	.2	39	.1	.1	.1	65	.30	.042	8	30.5	.34	61	.069	3	1.43	.012	.03	.1	.04	1.7	<.1	<.05	6	<.5	15
L4000N 9840E	.5	36.3	2.3	28	.1	10.1	4.8	199	2.04	1.3	.4	9.9	.4	39	.1	.1	.1	58	.31	.041	6	28.3	.36	53	.074	4	1.52	.013	.02	.1	.07	2.0	<.1	<.05	4	<.5	15
L4000N 9860E	.6	28.9	3.1	26	.1	10.2	5.2	169	2.09	1.1	.3	39.9	.5	33	.1	.1	.1	59	.21	.038	5	28.7	.37	65	.082	2	1.48	.012	.03	.1	.07	2.2	<.1	<.05	6	<.5	15
L4000N 9880E	.5	43.7	3.0	29	.1	12.5	7.1	389	2.20	1.2	.3	4.8	.5	46	.1	.1	.1	76	.33	.039	5	31.0	.44	73	.093	3	1.50	.019	.04	.1	.05	2.6	.1	<.05	5	<.5	15
L4000N 9900E	.5	61.7	2.4	33	.1	15.1	9.0	268	2.23	1.2	.3	15.8	.3	51	.1	.1	<.1	68	.38	.055	5	32.6	.57	90	.083	2	1.94	.024	.04	.1	.05	2.3	<.1	<.05	5	.6	15
L4000N 9920E	.2	75.0	1.7	27	<.1	18.6	10.2	227	1.80	1.0	.3	2.0	.8	63	.1	.1	<.1	60	.44	.066	4	34.0	.66	103	.091	2	1.77	.032	.06	.1	.03	3.0	<.1	<.05	4	<.5	15
L4000N 9940E	.7	59.2	3.4	33	.1	15.3	8.2	276	2.04	1.1	.3	17.3	.2	38	.1	.1	.1	64	.30	.060	5	32.8	.57	63	.084	2	1.90	.027	.05	.1	.06	2.1	<.1	<.05	7	.6	15
L4000N 9960E	.5	95.2	3.2	30	.1	22.1	11.1	268	2.02	.6	.3	3.9	.6	56	.1	.1	.2	71	.45	.064	4	40.4	.74	104	.097	2	2.20	.038	.07	.2	.09	3.1	<.1	<.05	4	.5	15
L5250N 9680E	.6	46.1	3.7	42	.1	17.1	9.5	365	2.62	1.5	.4	4.2	.4	62	.1	.1	.1	75	.39	.085	8	38.1	.66	88	.072	5	2.03	.016	.05	.1	.03	2.7	<.1	<.05	6	.5	15
L5250N 9700E	.5	48.0	2.7	30	<.1	18.1	8.4	266	2.15	1.5	.3	3.5	.8	54	.1	.1	<.1	66	.44	.049	6	35.7	.61	81	.105	4	1.96	.026	.05	.1	.02	2.8	<.1	<.05	5	<.5	15
L5250N 9720E	.5	27.8	4.0	21	.1	8.3	4.7	190	1.73	1.1	.4	3.3	.2	45	.1	.1	.1	64	.28	.050	6	29.3	.29	65	.063	4	1.20	.013	.03	.1	.05	1.7	<.1	<.05	5	<.5	15
L5250N 9740E	.9	64.8	3.3	22	.1	10.6	5.6	202	1.70	1.4	.5	10.5	.3	37	.1	.1	.1	58	.29	.050	6	29.1	.35	52	.058	4	1.43	.016	.03	.1	.02	2.0	<.1	.06	5	<.5	15
STANDARD DS6	11.9	123.9	29.9	145	.3	23.8	10.2	697	2.87	20.8	6.6	48.7	3.2	43	5.8	3.6	4.9	58	.85	.073	15	174.5	.58	166	.086	16	1.88	.073	.16	3.4	.22	3.4	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5250N 9760E	1.4	106.8	4.3	38	.1	22.7	12.3	312	2.21	1.7	.4	4.6	.5	194	.1	.1	.1	64	.58	.079	7	41.8	.61	80	.069	4	1.85	.022	.06	.2	.02	2.6	.1	<.05	5	<.5	15
L5250N 9780E	2.4	63.9	4.0	42	.1	21.4	12.6	379	2.26	1.9	.4	5.6	.8	53	.1	.1	.1	63	.41	.069	7	42.1	.52	67	.090	3	1.38	.014	.04	.1	.02	2.9	<.1	<.05	5	<.5	15
L5250N 9800E	1.3	64.2	3.9	40	.1	15.9	8.7	323	2.27	1.9	.4	6.2	.8	43	.1	.1	.1	67	.38	.059	8	35.7	.51	72	.102	4	1.51	.014	.04	.1	.03	2.8	<.1	<.05	5	.5	15
L5250N 9820E	2.0	19.3	4.4	30	.1	11.7	5.7	226	2.41	2.7	.5	450.1	.9	25	.1	.2	.1	66	.29	.046	8	31.5	.34	61	.098	2	1.66	.009	.03	.1	.04	2.6	<.1	<.05	6	.5	15
L5250N 9840E	.7	41.1	2.8	33	.1	12.8	7.7	244	2.25	2.3	.4	3.1	1.0	41	.1	.1	<.1	65	.32	.040	6	32.0	.49	105	.098	4	1.79	.012	.03	.1	.03	2.7	<.1	<.05	4	<.5	15
L5250N 9860E	.8	45.3	3.7	30	.1	27.3	8.9	300	2.31	2.2	.4	4.1	.9	65	.1	.2	.1	64	.35	.045	7	68.2	.61	102	.084	3	1.94	.013	.03	.1	.03	2.8	<.1	<.05	5	.5	15
L5250N 9880E	.4	36.6	3.4	29	.1	11.7	6.4	243	1.94	2.1	.4	13.8	1.1	44	<.1	.2	.1	62	.42	.047	9	31.7	.40	75	.101	3	1.43	.012	.03	.1	.03	3.0	<.1	<.05	4	<.5	15
L5250N 9900E	.4	29.3	3.2	27	.1	13.4	6.4	236	2.04	2.4	.4	3.8	1.1	30	.1	.1	<.1	59	.32	.046	7	32.1	.39	89	.088	3	1.74	.010	.02	.1	.03	3.1	<.1	<.05	4	<.5	15
L5250N 9920E	.7	37.6	3.5	29	.1	23.9	7.8	215	2.25	2.0	.4	2.4	.8	34	.1	.1	<.1	59	.29	.040	6	43.6	.50	85	.088	2	2.03	.012	.03	.1	.03	2.6	<.1	<.05	5	<.5	15
L5250N 9940E	2.5	91.5	4.0	27	.1	22.7	8.0	215	2.08	1.7	.6	3.1	.3	34	.1	.1	.1	59	.28	.048	7	36.0	.44	85	.069	2	1.98	.011	.03	.1	.03	2.4	<.1	<.05	5	<.5	15
L5250N 9960E	.7	118.7	3.7	38	.1	31.5	9.5	262	2.20	1.8	.6	10.4	.9	36	.1	.1	.1	59	.42	.032	7	47.9	.60	78	.090	3	1.64	.012	.03	.1	.03	3.3	<.1	<.05	5	<.5	15
L5250N 9980E	.5	79.0	4.0	36	.1	21.7	9.4	300	2.52	2.4	.8	32.0	.8	36	.1	.2	.1	69	.38	.050	8	43.6	.51	68	.091	2	1.91	.012	.03	.2	.03	3.4	<.1	<.05	5	.6	15
L5250N 10000E	1.0	38.8	4.1	37	.1	18.2	8.8	350	2.16	2.1	1.3	5.3	.7	41	.1	.1	.1	60	.52	.075	13	40.9	.48	98	.059	3	1.50	.013	.02	.1	.09	3.4	.1	<.05	5	.6	15
L5250N 10020E	.5	30.8	3.3	29	.1	15.4	7.2	287	1.95	1.9	.4	10.2	1.0	36	<.1	.1	.1	57	.36	.053	7	32.6	.45	72	.097	2	1.47	.014	.03	.1	.01	2.9	<.1	<.05	4	<.5	15
L5250N 10040E	.3	25.1	3.1	25	.1	11.9	6.2	244	1.95	2.1	.5	2.8	1.2	38	.1	.1	<.1	58	.41	.049	9	29.7	.39	64	.110	3	1.19	.014	.03	.1	.01	3.2	<.1	<.05	4	<.5	15
L5250N 10060E	.3	24.7	2.5	23	<.1	11.6	5.9	250	1.91	1.7	.3	2.8	1.1	39	.1	.1	<.1	62	.46	.050	7	30.9	.34	59	.106	2	.90	.015	.03	.1	.01	2.9	<.1	<.05	3	<.5	15
L5250N 10080E	.3	20.9	2.2	21	.1	8.9	5.0	205	1.78	1.7	.3	5.6	.9	32	.1	.1	<.1	55	.34	.056	6	26.4	.29	58	.077	2	1.28	.014	.02	.1	.03	2.6	<.1	<.05	3	<.5	15
L5300N 9500E	.9	25.2	5.6	58	.1	12.2	6.6	414	2.50	1.7	.6	1.8	.2	44	.1	.1	.1	69	.40	.068	10	31.4	.48	68	.066	3	1.70	.011	.04	.1	.02	1.9	<.1	<.05	7	<.5	15
L5300N 9520E	.8	24.7	5.4	44	.1	12.0	6.5	322	2.18	1.2	.5	12.7	.3	46	.1	.1	.3	59	.42	.049	8	29.7	.50	74	.072	2	1.39	.012	.04	.1	.02	2.3	<.1	<.05	6	<.5	15
L5300N 9540E	.3	70.1	3.8	56	.1	27.4	12.2	358	2.69	1.0	.5	828.5	.9	50	.1	.1	.1	74	.48	.072	7	181.9	1.04	57	.114	2	1.70	.013	.08	.1	.02	3.4	.1	<.05	6	<.5	15
L5300N 9560E	1.6	79.0	59.5	53	.3	11.7	9.3	899	2.62	1.8	1.1	7.2	.1	126	.1	.1	.1	85	.46	.127	8	28.2	.54	95	.036	5	2.37	.014	.05	.2	.05	1.3	.1	.06	7	.6	15
RE L5300N 9560E	1.4	77.0	62.0	52	.3	11.4	9.1	934	2.67	1.8	1.0	14.3	.1	124	.1	.1	.1	87	.46	.124	8	28.0	.55	95	.033	6	2.32	.013	.05	.1	.06	1.5	.1	<.05	6	.7	15
L5300N 9580E	2.4	53.1	5.5	56	.1	11.7	8.5	771	2.29	1.4	.9	4.7	.1	39	.1	.1	.1	76	.31	.125	8	31.2	.52	62	.047	7	1.72	.011	.04	.1	.03	1.4	.1	.06	6	<.5	15
L5300N 9600E	1.2	33.5	4.4	33	.1	10.9	7.3	488	2.11	1.3	.7	3.4	.2	32	.1	.1	.1	68	.27	.069	6	29.6	.40	60	.060	1	1.34	.009	.03	.1	.03	1.6	<.1	<.05	5	<.5	15
L5300N 9620E	.3	77.7	6.0	114	.1	17.1	19.2	860	5.01	.8	.4	22.8	.6	76	.1	.1	.1	148	.45	.078	7	25.3	1.99	139	.198	3	3.23	.014	.34	.1	.01	3.0	.1	<.05	12	<.5	15
L5300N 9640E	.5	126.3	6.2	105	.2	18.5	18.8	878	4.29	1.0	.6	5.5	.3	99	.1	.1	1.0	111	.69	.136	10	27.4	1.64	118	.098	3	3.08	.012	.14	.1	.04	2.1	.1	<.05	10	<.5	15
L5300N 9660E	.3	42.4	3.8	38	.1	13.3	7.9	328	2.44	1.9	.5	33.6	.6	35	.1	.1	.1	72	.37	.069	9	33.2	.60	69	.085	3	1.81	.012	.05	.1	.03	2.5	<.1	<.05	5	<.5	15
L5300N 9680E	.5	58.3	3.5	47	.1	22.1	11.3	399	2.80	1.9	.4	4.1	1.0	52	.1	.1	.2	77	.46	.078	7	46.2	.91	80	.095	3	2.13	.016	.05	.1	.02	3.6	.1	<.05	6	<.5	15
L5300N 9700E	.5	51.6	3.6	62	.1	20.3	12.4	517	3.13	1.5	.4	4.2	.9	70	.1	.1	.1	100	.49	.129	8	41.5	1.00	119	.119	2	2.20	.016	.14	.1	.02	3.0	.1	<.05	7	<.5	15
L5300N 9720E	.7	64.8	4.2	53	.1	19.9	10.5	425	2.93	1.9	.4	3.8	.9	58	.1	.1	.1	90	.46	.110	9	45.3	.77	92	.116	3	1.83	.017	.13	.1	.02	2.8	.1	<.05	6	<.5	15
L5300N 9740E	.5	56.7	3.5	36	.1	16.1	7.8	321	2.18	2.1	.4	5.3	1.1	45	.1	.1	.1	67	.42	.060	8	37.7	.47	67	.104	1	1.37	.014	.06	.2	.01	3.2	<.1	<.05	4	<.5	15
L5300N 9760E	3.7	64.6	3.8	42	.2	16.0	8.1	269	2.30	2.2	.6	5.7	.5	45	.1	.1	.1	72	.50	.069	9	34.9	.47	83	.071	2	1.70	.017	.03	.1	.04	3.0	.1	<.05	5	.8	15
L5300N 9780E	.7	25.0	4.0	26	<.1	10.4	5.6	217	2.02	2.2	.5	8.2	.5	29	.1	.2	.1	65	.26	.044	8	30.3	.37	67	.090	2	1.67	.013	.03	.1	.03	2.6	<.1	<.05	5	<.5	15
L5300N 9800E	.7	47.4	3.4	31	.1	14.5	7.5	207	2.30	2.7	.5	57.4	1.0	29	.1	.1	<.1	65	.24	.046	7	33.4	.49	82	.092	2	2.51	.013	.04	.2	.05	2.9	.1	<.05	5	<.5	15
STANDARD DS6	11.5	123.8	30.6	151	.3	24.1	10.5	689	2.82	21.7	6.5	50.2	3.2	38	6.1	3.5	5.1	54	.84	.075	14	176.6	.58	163	.083	16	1.95	.073	.16	3.5	.23	3.5	1.7	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429 Page 18



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5300N 9820E	.5	23.6	3.5	28	.1	13.0	7.1	254	2.26	2.7	.4	3.1	1.1	27	.1	.2	.1	67	.31	.036	7	35.1	.38	89	.088	1	1.96	.010	.02	.1	.03	3.3	<.1	<.05	4	<.5	15
RE L5300N 9820E	.5	24.0	3.6	29	.1	13.6	7.7	261	2.35	2.8	.4	3.2	1.2	29	.1	.2	.1	67	.32	.036	8	35.3	.40	91	.088	1	2.04	.010	.02	.2	.04	3.4	<.1	<.05	4	<.5	15
L5300N 9840E	9.2	331.9	1.2	35	.1	38.6	21.3	348	3.04	.6	.5	2.4	.4	78	<.1	<.1	.1	87	.58	.079	4	29.7	1.20	85	.160	2	2.67	.085	.15	.1	.02	2.0	.1	<.05	5	1.1	15
L5300N 9860E	.7	21.3	3.6	33	.1	11.9	6.0	246	2.39	2.4	.5	71.8	.7	28	.1	.2	.1	71	.31	.041	8	34.2	.36	69	.093	2	1.73	.009	.02	.1	.03	2.6	<.1	<.05	5	.5	15
L5300N 9880E	.3	18.7	3.3	29	.1	11.5	6.2	236	2.00	2.3	.4	36.9	.9	25	.1	.2	.1	62	.30	.042	7	30.7	.33	66	.085	2	1.70	.009	.02	.1	.03	2.9	<.1	<.05	4	<.5	15
L5300N 9900E	.7	30.9	3.6	23	.1	10.8	5.0	182	2.10	1.8	.4	3.0	.5	28	.1	.1	.1	60	.22	.043	7	31.1	.31	67	.074	2	1.89	.008	.02	.1	.03	2.2	<.1	<.05	5	.5	15
L5300N 9920E	1.4	40.2	4.5	33	.1	18.2	6.4	251	2.15	2.3	.4	2.3	.3	32	.1	.1	.1	57	.20	.033	7	37.5	.41	58	.083	2	1.83	.010	.03	.2	.04	1.8	<.1	<.05	7	<.5	15
L5300N 9940E	1.7	19.1	5.0	20	.1	8.3	3.3	125	1.38	1.3	.4	2.3	<.1	25	.1	.1	.1	44	.13	.068	5	23.3	.17	58	.039	1	1.46	.007	.02	.1	.04	.7	.1	<.05	6	.5	15
L5300N 9960E	1.2	54.4	3.6	33	.1	27.4	8.5	338	2.10	2.0	.7	3.1	.6	31	<.1	.1	.1	59	.38	.050	8	58.4	.66	66	.069	2	1.67	.012	.03	.1	.03	3.1	<.1	<.05	5	<.5	15
L5300N 9980E	.5	28.7	3.2	24	.1	15.5	6.0	185	1.82	1.9	.4	4.0	.8	29	.1	.1	.1	55	.28	.041	8	35.4	.38	65	.087	2	1.43	.010	.02	.1	.03	2.3	<.1	<.05	5	<.5	15
L5300N 10020E	.4	19.9	2.5	25	.1	10.3	5.6	205	1.89	1.6	.3	3.7	.8	31	.1	.1	<.1	56	.30	.047	6	27.7	.32	68	.075	2	1.38	.010	.02	.1	.02	2.3	<.1	<.05	4	<.5	15
L5300N 10040E	.4	13.3	3.2	21	.1	7.8	4.5	196	1.77	1.7	.4	2.8	.9	31	.1	.1	.1	56	.32	.037	7	26.2	.26	56	.094	1	1.11	.009	.02	.1	.01	2.3	<.1	<.05	4	<.5	15
L5300N 10060E	.6	15.1	3.7	24	.1	8.6	4.4	190	2.03	1.9	.4	3.2	.4	30	.1	.1	.1	58	.29	.043	7	27.2	.28	56	.084	2	1.42	.010	.02	.1	.03	2.0	<.1	<.05	5	<.5	15
L5350N 9500E	.9	26.5	3.9	47	.1	12.0	7.6	422	2.40	1.3	.4	7.0	.2	47	.1	.1	.2	60	.39	.086	7	27.8	.53	67	.040	2	1.45	.008	.05	.2	.02	1.4	<.1	<.05	5	<.5	15
L5350N 9520E	.8	35.7	7.0	79	.1	13.2	8.3	490	2.34	1.0	.6	4.0	.2	58	.1	.1	.2	66	.45	.090	8	29.7	.76	77	.066	5	1.57	.010	.06	.1	.02	1.6	.1	<.05	6	<.5	15
L5350N 9540E	.6	26.1	7.6	49	.1	9.7	6.2	331	2.17	1.1	.5	4.6	.2	45	.2	.1	.3	67	.34	.064	8	29.1	.43	78	.067	4	1.32	.009	.05	.1	.03	1.7	.1	<.05	6	<.5	15
L5350N 9560E	.3	90.2	5.1	58	.2	38.3	16.6	482	3.30	.7	.5	3.8	1.4	33	<.1	<.1	<.1	100	.54	.123	8	275.1	1.52	60	.152	2	2.19	.010	.40	.1	.03	3.5	.2	<.05	8	<.5	15
L5350N 9580E	.4	59.8	7.2	111	.1	24.1	16.3	806	4.07	1.3	.6	2.4	.9	66	.2	<.1	.2	106	.55	.144	10	39.0	1.74	95	.151	3	2.92	.015	.37	.1	.01	1.5	.1	<.05	11	<.5	15
L5350N 9600E	1.6	135.6	8.2	131	.2	24.7	23.2	1001	5.52	2.3	1.9	5.4	1.5	89	.1	.1	.1	163	.89	.194	16	41.7	2.07	106	.183	3	3.49	.012	.28	.1	.04	6.9	.2	<.05	14	.6	15
L5350N 9620E	.9	48.5	4.7	52	.1	14.4	8.5	409	2.62	1.8	.6	118.0	.8	51	.1	.2	.1	82	.52	.108	10	36.5	.68	69	.111	4	1.79	.013	.13	.1	.02	2.6	.1	<.05	7	<.5	15
L5350N 9640E	.5	70.8	5.1	56	.1	16.6	11.4	525	2.88	2.0	.8	3.4	1.0	63	.1	.1	.1	84	.64	.110	12	37.1	.82	73	.097	2	1.97	.013	.10	.1	.03	4.2	<.1	<.05	6	<.5	15
L5350N 9660E	.6	33.0	4.1	43	.1	14.6	8.1	442	2.38	2.2	.5	4.6	.8	37	.1	.1	.1	74	.39	.069	9	36.1	.51	62	.098	4	1.46	.011	.05	.1	.02	3.1	<.1	<.05	5	<.5	15
L5350N 9680E	2.6	57.7	3.8	36	.1	13.3	7.0	302	2.11	1.7	.5	2.3	.4	40	.1	.1	.1	62	.40	.057	9	32.4	.38	70	.079	4	1.58	.011	.03	.1	.02	2.6	<.1	<.05	5	.6	15
L5350N 9700E	.7	26.9	4.9	24	.1	6.9	4.2	157	1.79	1.4	.5	1.9	.1	23	.1	.1	.1	61	.22	.025	8	26.4	.22	64	.074	2	1.37	.009	.02	.1	.02	1.5	<.1	<.05	6	<.5	15
L5350N 9720E	.4	25.3	3.1	29	.1	11.9	5.6	204	2.11	2.0	.4	2.4	.6	27	.1	.1	.1	63	.28	.035	7	32.9	.33	63	.086	4	1.67	.009	.02	.1	.03	2.4	<.1	<.05	4	.5	15
L5350N 9740E	.6	22.4	3.6	23	.1	8.3	4.2	161	1.98	1.8	.4	1.8	.2	26	.1	.1	.1	59	.25	.046	6	29.8	.26	62	.074	3	1.69	.010	.02	.1	.05	1.8	<.1	<.05	5	<.5	15
L5350N 9760E	.4	24.1	3.1	34	.1	12.5	7.4	277	2.74	2.5	.4	6.1	.8	34	.1	.1	.1	79	.35	.038	7	37.0	.42	91	.121	4	1.74	.011	.04	.1	.03	3.1	<.1	<.05	5	<.5	15
L5350N 9780E	.5	47.6	3.2	31	.1	16.4	8.5	259	2.18	2.3	.4	3.6	1.1	39	.1	.2	.1	68	.36	.025	8	41.0	.47	74	.116	4	1.60	.013	.04	.1	.02	3.2	<.1	<.05	4	<.5	15
L5350N 9800E	.3	22.8	3.1	29	<.1	12.1	7.6	278	1.95	2.3	.4	3.1	1.4	33	<.1	.2	<.1	66	.42	.049	8	32.2	.37	93	.103	4	1.41	.012	.03	.1	.01	3.2	<.1	<.05	4	<.5	15
L5350N 9820E	.9	14.8	3.7	28	.1	8.2	4.5	182	1.86	1.6	.4	7.6	.3	25	.1	.1	.1	58	.27	.038	7	27.9	.28	55	.078	4	1.48	.008	.02	.1	.03	2.1	<.1	<.05	5	<.5	15
L5350N 9840E	2.3	258.9	2.6	54	.1	26.2	24.2	450	3.61	1.0	.4	2.6	.8	56	.1	.1	.1	110	.54	.037	5	43.4	1.62	154	.191	3	3.00	.014	.39	.1	.03	3.7	.2	<.05	8	<.5	15
L5350N 9860E	1.1	16.4	3.9	28	.1	9.0	4.7	206	1.76	1.6	.4	3.0	.4	41	.1	.1	.1	54	.24	.042	7	28.5	.31	102	.076	3	1.41	.009	.03	.1	.02	2.0	<.1	<.05	5	<.5	15
L5350N 9880E	.7	20.5	3.8	35	.1	10.9	6.1	228	1.95	2.1	.4	3.8	.8	30	.1	.1	.1	61	.32	.053	8	31.3	.35	72	.093	4	1.58	.011	.03	.1	.02	2.8	<.1	<.05	5	<.5	15
L5350N 9900E	3.2	51.2	4.8	33	.1	12.5	6.2	252	1.89	1.3	.6	9.3	.2	40	.2	.1	.1	52	.23	.065	7	28.6	.40	86	.055	3	1.77	.009	.03	.1	.03	1.7	<.1	<.05	6	.6	15
STANDARD DS6	11.6	125.4	30.1	150	.3	24.3	10.6	682	2.85	20.9	6.8	51.7	3.1	39	6.0	3.6	5.0	58	.84	.076	15	187.2	.59	169	.087	18	1.94	.074	.16	3.6	.23	3.5	1.8	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5350N 9920E	3.3	89.3	4.0	30	.1	23.3	8.8	219	2.08	1.9	.7	5.9	.4	49	.1	.1	.1	56	.43	.053	10	33.6	.47	100	.064	3	1.82	.010	.04	.1	.03	2.6	.1	<.05	5	.6	15
L5350N 9940E	2.2	57.0	3.0	35	.1	31.1	10.5	221	2.01	1.2	.4	6.9	.3	37	.1	.1	.1	56	.37	.043	5	35.5	.60	79	.092	2	1.49	.009	.05	.1	.03	1.7	<.1	.06	5	.6	15
L5350N 9960E	.3	35.3	2.9	25	<.1	16.3	7.8	275	2.01	2.0	.4	8.2	1.2	37	.1	.2	.1	61	.38	.052	8	34.8	.45	81	.105	4	1.16	.010	.04	.1	.01	3.0	<.1	<.05	3	<.5	15
L5350N 9980E	.5	27.5	3.2	33	.1	17.3	6.9	200	1.97	2.1	.3	22.6	.5	34	.2	.1	.2	53	.29	.044	6	36.0	.46	70	.084	3	1.82	.012	.02	.1	.03	2.5	<.1	<.05	4	<.5	15
L5350N 10000E	.3	35.0	2.3	26	<.1	19.1	8.4	242	1.79	1.3	.3	3.1	.9	41	.1	.1	.1	54	.33	.046	6	33.3	.49	79	.093	4	1.18	.013	.04	.1	.01	2.4	<.1	<.05	3	<.5	15
L5350N 10020E	.2	27.2	2.0	27	<.1	13.0	7.7	362	1.97	1.3	.3	1.5	1.2	45	.1	.1	.1	57	.39	.070	6	26.7	.43	70	.079	3	1.05	.012	.04	.1	.01	2.2	<.1	<.05	3	<.5	15
L5350N 10040E	.5	25.3	3.2	32	<.1	11.0	6.5	264	1.98	2.0	.3	2.6	.6	31	.1	.1	.1	53	.28	.057	7	26.6	.40	68	.070	3	1.49	.010	.03	.1	.02	2.1	<.1	<.05	4	<.5	15
L5350N 10060E	.3	20.1	3.1	25	.1	9.1	5.7	243	1.96	1.9	.4	19.0	.9	34	.1	.1	.1	57	.37	.055	8	26.2	.34	59	.082	3	1.11	.011	.03	.1	.02	2.4	<.1	<.05	4	<.5	15
L5350N 10080E	.3	19.7	2.4	24	.1	11.0	5.8	234	2.10	1.9	.3	10.5	.7	33	.1	.1	.1	63	.35	.059	7	29.1	.32	50	.084	4	1.12	.010	.03	.1	.01	2.3	<.1	<.05	4	<.5	15
L5400N 9500E	.7	22.0	4.2	42	.1	9.3	5.4	254	2.30	1.7	.4	2.4	.2	35	.1	.1	.1	66	.26	.045	8	28.6	.38	65	.071	2	1.46	.009	.03	.1	.03	1.7	<.1	<.05	7	<.5	15
L5400N 9520E	.9	18.1	5.5	36	.1	6.8	4.0	242	1.61	1.2	.5	3.9	.1	41	.2	.1	.1	52	.25	.073	8	23.0	.29	72	.051	3	1.20	.009	.03	.1	.03	.9	<.1	<.05	7	<.5	15
L5400N 9620E	1.7	60.9	4.8	44	<.1	25.6	11.4	384	2.41	1.0	.6	.8	.4	42	.1	.1	.1	72	.44	.109	8	145.9	.93	60	.085	5	1.72	.013	.09	.1	.01	2.0	.1	<.05	6	<.5	15
L5400N 9640E	1.2	61.0	4.8	73	.1	13.3	10.1	438	2.87	1.3	.5	124.3	.6	69	.1	.1	.1	83	.32	.061	8	27.5	.97	67	.128	4	2.21	.012	.09	.1	.02	1.9	<.1	<.05	8	<.5	15
L5400N 9660E	2.0	47.8	3.9	54	.1	14.7	10.2	496	2.82	1.9	1.0	4.0	.6	48	.1	.1	.1	84	.42	.125	11	34.1	.73	57	.078	4	1.80	.010	.07	.2	.02	2.1	<.1	<.05	6	.8	15
L5400N 9680E	11.5	107.0	5.0	49	.1	18.4	8.0	363	2.31	2.1	1.1	4.8	.2	42	.1	.1	.1	63	.31	.113	13	36.8	.48	75	.039	4	2.14	.011	.03	.1	.04	1.7	.1	.08	6	1.1	15
L5400N 9700E	2.0	112.3	3.0	34	.1	21.5	8.7	314	2.22	1.7	.4	3.9	.6	36	.1	.1	.1	59	.36	.039	8	37.2	.49	74	.067	3	1.45	.010	.03	.1	.03	3.1	<.1	<.05	4	.6	15
L5400N 9720E	1.1	95.1	2.9	29	.1	14.3	6.9	249	2.11	2.0	.4	8.7	.4	38	.1	.1	.1	59	.33	.027	7	31.0	.39	55	.080	4	1.32	.009	.03	.1	.03	2.7	<.1	<.05	4	<.5	15
L5400N 9740E	.8	30.7	3.0	26	.1	13.1	6.8	209	2.14	2.1	.4	1.6	.5	30	.1	.1	.1	62	.25	.028	7	31.5	.41	76	.092	3	1.68	.010	.02	.1	.03	2.6	<.1	<.05	4	.5	15
L5400N 9760E	.8	27.3	3.5	30	.1	12.5	6.5	210	2.04	2.1	.4	2.5	.3	29	.1	.1	.1	59	.27	.042	8	30.5	.38	72	.074	3	1.71	.008	.02	.1	.03	2.4	<.1	<.05	5	<.5	15
L5400N 9780E	.5	34.5	2.7	29	.1	11.1	5.9	199	1.93	2.3	.4	2.6	.6	28	.1	.1	.1	53	.26	.042	7	28.5	.39	66	.072	4	1.71	.011	.02	.1	.03	2.4	<.1	<.05	4	.5	15
L5400N 9800E	.4	27.3	3.3	29	.1	12.0	6.3	251	2.30	2.1	.4	471.1	.3	27	.1	.1	.1	61	.23	.037	8	30.0	.41	66	.081	3	1.76	.011	.02	.1	.03	2.1	<.1	<.05	5	<.5	15
L5400N 9820E	.5	20.4	3.6	28	.1	10.3	5.4	219	2.15	2.0	.4	11.1	.3	26	.1	.2	.1	61	.25	.038	8	30.1	.36	60	.081	3	1.62	.013	.02	.1	.02	2.1	<.1	<.05	5	.5	15
L5400N 9840E	1.3	26.3	4.2	37	<.1	11.3	6.4	272	2.37	2.6	.4	5.5	.4	31	.1	.2	.1	64	.27	.047	9	31.1	.40	69	.085	2	1.64	.013	.03	.2	.02	2.2	<.1	<.05	6	<.5	15
L5400N 9860E	1.4	38.2	4.1	39	.1	11.7	7.9	300	1.93	2.1	.4	29.0	.6	44	.1	.2	.1	59	.29	.064	8	31.6	.42	70	.076	3	1.26	.010	.04	.1	.02	2.4	<.1	<.05	5	<.5	15
L5400N 9880E	1.2	29.5	3.3	31	<.1	12.5	6.7	247	2.11	2.2	.4	5.9	.8	29	.1	.1	.1	62	.29	.044	8	31.0	.41	73	.082	4	1.36	.009	.02	.1	.02	2.8	<.1	<.05	4	<.5	15
L5400N 9910E	1.2	23.9	4.2	32	.1	9.7	4.8	168	2.00	1.8	.5	12.6	.1	28	.2	.2	.1	56	.21	.064	8	28.0	.31	59	.064	2	1.74	.010	.02	.1	.06	1.4	<.1	.08	6	.6	15
L5400N 9920E	.7	23.3	3.4	28	.2	11.9	5.6	184	2.02	2.0	.4	3.0	.3	29	.1	.1	.1	56	.23	.041	7	28.5	.38	65	.075	4	2.04	.009	.02	.1	.05	2.1	<.1	<.05	5	<.5	15
L5400N 9940E	.6	15.2	3.2	30	.1	9.8	5.0	189	2.12	2.3	.4	3.5	.6	22	.2	.1	.1	56	.21	.043	7	30.8	.32	65	.081	3	1.86	.008	.02	.2	.03	2.1	<.1	<.05	5	<.5	15
L5400N 9960E	.4	18.0	2.5	29	.1	16.4	6.5	212	2.11	1.9	.4	15.4	.8	26	.1	.1	<.1	63	.26	.059	6	42.1	.50	58	.094	4	1.48	.010	.07	.1	.03	2.3	<.1	<.05	4	<.5	15
L5400N 9980E	.5	39.6	2.8	32	.1	22.8	7.6	199	2.29	1.9	.3	1.8	.7	29	.1	.1	.1	58	.21	.048	5	46.6	.53	65	.084	3	1.99	.011	.02	.1	.04	2.4	<.1	<.05	5	<.5	15
L4850N 10040E	.2	11.3	2.9	45	.1	4.2	2.9	382	1.27	.6	.5	2.5	<.1	162	.1	<.1	.1	25	.25	.091	4	11.1	.32	67	.006	7	1.66	.011	.04	<.1	.03	.4	<.1	.06	5	<.5	1
L4850N 10060E	2.1	13.8	3.9	29	.1	10.2	4.7	577	1.79	.9	.4	18.2	<.1	90	.1	.1	.1	51	.20	.063	5	29.2	.31	78	.021	3	1.32	.009	.03	.1	.04	.5	<.1	.06	5	<.5	15
RE L5400N 9960E	.3	18.0	2.4	28	.1	15.7	7.0	216	2.21	2.0	.4	43.1	.8	28	.2	.1	.1	66	.28	.057	7	41.5	.49	56	.097	3	1.50	.010	.07	.1	.03	2.2	<.1	<.05	4	<.5	15
L4850N 10080E	.6	25.5	3.3	30	.1	13.7	5.5	213	2.53	1.8	.4	30.8	.5	37	.1	.1	.1	63	.24	.049	7	40.6	.41	57	.076	3	1.87	.009	.02	.1	.05	2.3	<.1	<.05	5	.7	15
STANDARD DS6	11.6	128.4	28.9	147	.3	24.6	10.8	701	2.86	21.7	6.9	53.6	3.1	41	6.1	3.4	5.4	56	.85	.082	15	180.7	.60	168	.083	17	1.94	.072	.15	3.5	.23	3.4	1.8	<.05	6	4.7	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4850N 10100E	.3	24.1	3.1	35	<.1	17.0	7.2	267	2.16	1.9	.3	9.6	.9	42	.1	.1	.1	65	.34	.043	7	43.4	.46	77	.083	3	1.50	.012	.03	.1	.02	3.2	<.1	<.05	4	<.5	15
L4850N 10120E	.4	13.6	4.5	27	.1	8.7	3.5	182	1.39	.8	.4	31.0	.1	52	.1	.1	.1	42	.20	.057	6	27.1	.29	81	.044	2	1.35	.009	.03	.1	.04	1.0	.1	.06	5	.6	15
L4850N 10140E	.3	18.3	3.8	34	.1	12.0	6.0	298	1.99	1.7	.4	17.3	.6	52	.1	.1	.1	56	.32	.052	8	29.6	.40	78	.068	4	1.60	.012	.04	.1	.03	2.3	<.1	<.05	5	<.5	15
L4950N 9720E	.6	38.2	2.9	28	.1	13.2	7.0	247	2.25	1.8	.4	3.3	.3	28	.1	.1	.1	67	.25	.047	7	38.3	.35	71	.072	2	1.72	.010	.02	.1	.04	2.0	<.1	<.05	5	.5	15
L4950N 9740E	.5	49.0	3.5	29	.1	14.6	6.4	192	2.13	1.6	.3	25.1	.5	33	.1	.1	.1	66	.29	.029	6	34.9	.39	79	.086	2	1.65	.012	.02	.1	.04	2.3	<.1	<.05	5	<.5	15
L4950N 9760E	.6	31.0	3.1	27	.1	15.1	6.8	202	2.13	2.0	.4	7.1	.8	36	.1	.1	.1	70	.30	.036	6	39.7	.38	83	.080	2	1.62	.012	.03	.1	.04	2.4	<.1	<.05	4	<.5	15
L4950N 9780E	.9	27.5	3.7	33	.1	11.3	5.5	224	2.07	2.1	.5	2.6	.2	28	.1	.1	.1	57	.23	.059	8	29.9	.33	66	.056	4	1.55	.012	.03	.1	.04	1.5	<.1	<.05	6	.5	15
L4950N 9800E	.6	41.4	2.8	26	.1	13.0	6.7	225	2.20	2.0	.4	3.8	.7	37	.1	.1	.1	66	.33	.051	6	35.6	.40	84	.079	3	1.68	.013	.02	.1	.05	2.5	<.1	<.05	4	<.5	15
L4950N 9820E	.8	107.1	2.9	30	.1	18.0	10.1	259	2.13	1.9	.4	5.2	.9	51	.1	.1	<.1	66	.38	.056	7	36.1	.54	146	.088	2	1.76	.016	.04	.1	.02	3.0	<.1	<.05	4	<.5	15
L4950N 9840E	.6	65.1	2.9	32	.1	17.1	9.7	292	2.20	1.8	.4	6.8	1.0	51	.1	.1	<.1	73	.41	.049	6	37.0	.58	107	.100	3	1.69	.019	.05	.1	.01	3.2	<.1	<.05	4	<.5	15
L4950N 9860E	3.5	85.0	2.0	34	<.1	15.6	11.9	252	2.60	.9	.3	2.2	.5	31	.1	.1	<.1	94	.30	.069	4	35.1	.65	87	.113	2	1.34	.016	.16	.1	.01	1.8	.1	<.05	4	<.5	15
L4950N 9880E	2.7	121.0	3.0	37	.1	18.1	14.3	417	2.45	1.6	.4	4.1	.6	73	.1	.1	.1	77	.43	.060	6	34.0	.63	108	.094	3	1.84	.029	.09	.1	.02	2.5	.1	<.05	5	<.5	15
L4950N 9900E	2.5	92.1	3.7	41	.1	16.5	11.2	371	2.21	1.7	.5	3.0	.4	52	<.1	.1	.1	69	.34	.063	7	30.7	.63	118	.083	3	1.98	.026	.07	.1	.02	2.1	.1	<.05	6	<.5	15
L4950N 9920E	3.5	67.2	2.5	37	.1	20.4	11.9	332	2.31	1.0	.4	.6	.2	49	.1	.1	.1	80	.29	.065	5	40.8	.63	115	.090	3	1.60	.018	.09	.1	.03	1.6	.1	<.05	5	<.5	15
L4950N 9940E	4.0	65.0	2.8	36	.1	19.6	11.2	338	2.23	1.1	.4	2.3	.2	49	.1	.1	.1	78	.29	.064	4	40.4	.63	106	.094	2	1.61	.018	.08	.1	.02	1.5	.1	<.05	5	<.5	15
L4950N 9960E	1.7	42.0	3.2	27	<.1	14.5	7.3	251	2.01	1.9	.3	4.5	.6	42	.1	.2	.1	65	.38	.053	6	35.8	.39	70	.083	3	1.16	.012	.04	.1	.01	2.3	<.1	<.05	4	<.5	15
L4950N 9980E	2.3	30.0	3.7	31	.1	13.1	6.6	260	2.27	1.9	.4	8.9	.3	50	.1	.2	.1	73	.35	.047	6	38.9	.38	70	.081	2	1.14	.013	.03	.1	.02	2.0	<.1	<.05	5	<.5	15
L4950N 10000E	8.0	57.6	4.1	35	.1	12.0	11.5	513	1.72	1.3	.7	4.1	.2	52	.1	.1	.1	51	.52	.069	8	29.6	.33	58	.049	4	1.33	.013	.03	.1	.03	1.6	<.1	<.05	5	.8	15
L4950N 10040E	.4	20.3	3.8	31	.1	14.7	5.8	207	1.88	1.9	.4	6.2	.9	35	.1	.1	.1	56	.28	.038	8	38.3	.40	77	.081	2	1.37	.010	.03	.1	.02	2.8	<.1	<.05	4	<.5	15
L4950N 10060E	.4	22.1	3.6	31	.1	14.9	6.5	226	1.99	2.1	.5	44.0	.8	35	.1	.1	.1	59	.32	.040	9	38.2	.40	66	.085	3	1.42	.010	.03	.1	.02	2.9	<.1	<.05	4	<.5	15
L4950N 10080E	1.4	20.3	5.6	48	.1	14.0	9.7	934	2.65	2.6	1.1	4.5	.2	41	.1	.1	.1	73	.31	.115	9	36.7	.39	74	.043	4	1.81	.009	.03	.1	.03	1.5	<.1	.06	7	<.5	15
L5000N 9500E	.5	34.9	3.4	47	.1	11.9	8.5	509	2.64	1.2	.4	4.5	.2	49	.1	.1	.1	78	.39	.077	6	31.9	.55	77	.049	2	1.61	.012	.07	<.1	.05	1.5	<.1	<.05	5	<.5	15
L5000N 9520E	1.3	48.2	7.1	60	.2	10.8	10.5	1272	2.98	2.4	.8	4.3	.2	35	.1	.2	.2	95	.24	.114	10	31.9	.41	76	.063	3	1.72	.011	.05	.1	.05	1.4	<.1	.08	9	<.5	15
L5000N 9540E	.5	36.0	4.5	40	.2	11.9	6.0	287	2.33	2.4	.6	2.5	.3	28	.1	.1	.1	66	.28	.059	11	29.6	.36	64	.057	2	1.62	.008	.03	.1	.07	2.0	<.1	<.05	6	<.5	15
L5000N 9560E	.5	31.8	3.1	45	.1	12.2	8.8	484	2.48	2.0	.4	7.4	.7	39	.1	.1	<.1	77	.45	.092	8	29.0	.53	84	.104	4	1.34	.012	.10	.1	.07	2.4	<.1	<.05	4	<.5	15
L5000N 9580E	.5	50.5	3.0	39	.1	11.6	7.2	315	2.41	2.3	.4	5.7	.8	36	.1	.1	<.1	76	.35	.049	8	32.3	.44	50	.100	2	1.42	.010	.04	.1	.06	3.0	<.1	<.05	4	<.5	15
L5000N 9600E	6.6	48.6	4.9	44	.1	14.8	8.1	598	2.27	2.3	.6	3.4	.4	39	.1	.1	.1	62	.26	.095	8	34.1	.46	77	.077	2	1.73	.013	.04	.1	.05	2.2	.1	.06	7	.6	15
L5000N 9620E	1.2	36.9	4.0	37	.1	11.9	5.8	255	2.28	2.9	.6	4.5	.4	35	.1	.1	.1	58	.26	.070	8	33.4	.36	82	.071	2	2.12	.014	.03	.1	.07	2.1	<.1	<.05	7	.5	15
L5000N 9640E	.6	49.2	3.2	32	.1	12.8	6.4	227	1.81	1.7	.4	3.5	.3	52	.1	.1	.1	56	.30	.062	7	32.1	.39	107	.058	2	1.47	.012	.03	.1	.06	1.9	.1	<.05	4	<.5	15
L5000N 9660E	.6	58.1	3.1	29	.1	12.9	7.3	232	2.02	2.1	.4	4.4	.6	52	.1	.2	.1	63	.33	.039	8	34.2	.39	82	.082	2	1.43	.012	.03	.1	.04	2.9	<.1	<.05	4	<.5	15
L5000N 9680E	.9	98.2	3.0	29	.1	11.9	7.9	238	2.02	2.0	.4	7.1	.4	35	.1	.1	.1	61	.25	.029	6	32.4	.33	70	.073	3	1.51	.011	.02	.1	.11	2.1	<.1	<.05	4	<.5	15
L5000N 9700E	.4	26.3	3.1	31	.1	14.8	7.3	210	2.11	2.1	.3	2.2	.9	36	.1	.1	.1	65	.32	.042	6	38.9	.43	97	.079	2	1.41	.010	.03	.1	.02	2.6	<.1	<.05	4	<.5	15
L5000N 9720E	.3	28.8	2.7	28	.1	18.2	7.8	233	2.14	2.4	.3	9.3	.9	36	.1	.1	.1	65	.33	.034	6	41.9	.48	89	.083	1	1.45	.012	.03	.1	.02	2.8	<.1	<.05	4	<.5	15
RE L5000N 9720E	.4	27.9	2.8	28	.1	18.3	7.6	230	2.08	2.2	.3	1.8	.9	37	.1	.1	<.1	66	.33	.035	6	43.2	.47	91	.085	2	1.49	.012	.03	.1	.02	2.9	<.1	<.05	4	<.5	15
STANDARD DS6	11.4	121.5	30.2	147	.3	24.2	10.5	677	2.79	21.0	6.5	47.7	3.3	37	6.0	3.7	5.2	58	.82	.070	15	184.1	.56	162	.082	15	1.82	.072	.16	3.4	.23	3.4	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5000N 9740E	.6	33.4	3.6	37	.1	20.3	8.5	288	2.39	1.9	.3	3.1	1.0	42	.1	.2	.1	75	.30	.044	7	40.4	.55	109	.095	3	1.71	.013	.03	.1	.03	2.6	<.1	<.05	4	<.5	15.0
L5000N 9760E	.8	43.4	3.4	27	.1	16.3	6.7	219	2.04	1.9	.3	16.4	.3	33	.1	.1	.1	64	.25	.048	6	39.9	.43	75	.065	3	1.54	.010	.02	.1	.04	2.1	<.1	<.05	4	<.5	15.0
RE L5000N 9760E	.9	44.2	3.4	27	.1	16.6	6.7	224	2.13	1.9	.4	4.0	.3	34	.1	.1	.1	68	.26	.049	6	40.6	.44	79	.067	3	1.61	.010	.02	.1	.03	2.1	<.1	<.05	4	<.5	15.0
L5000N 9780E	1.0	50.7	3.9	29	.1	12.8	6.1	230	1.98	1.8	.4	5.3	.2	38	.1	.1	.1	65	.28	.050	7	33.4	.38	79	.060	1	1.51	.012	.03	.1	.03	1.7	<.1	<.05	5	<.5	15.0
L5000N 9800E	.9	25.8	4.6	38	<.1	11.5	6.4	298	2.26	3.3	.4	3.3	.8	32	.1	.2	.1	65	.24	.035	10	31.1	.39	76	.086	3	1.48	.020	.03	.2	.02	2.1	<.1	<.05	7	<.5	15.0
L5000N 9820E	.9	47.7	3.7	38	<.1	12.9	6.4	261	2.03	2.4	.5	7.4	.6	39	.1	.1	.1	58	.25	.064	8	28.9	.39	74	.072	2	1.56	.013	.03	.1	.03	2.0	<.1	<.05	5	<.5	15.0
L5000N 9840E	.7	44.6	3.8	28	<.1	14.3	7.3	338	2.12	1.4	.3	2.0	.5	36	.1	.1	.1	69	.22	.033	5	33.1	.47	60	.092	2	1.29	.012	.03	.2	.02	2.0	<.1	<.05	5	<.5	15.0
L5000N 9860E	.6	98.6	2.0	44	.1	15.5	13.0	244	3.05	.9	.3	1.3	.4	26	.1	.1	<.1	115	.21	.044	3	35.1	1.02	118	.207	3	1.88	.015	.20	.1	.03	1.9	.1	<.05	6	<.5	15.0
L5000N 9880E	1.2	124.1	2.2	32	.1	15.6	10.6	193	2.66	1.0	.3	3.1	.5	56	.1	.1	<.1	104	.32	.070	4	32.8	.57	111	.104	3	1.50	.020	.11	.1	.02	1.8	.1	<.05	4	<.5	15.0
L5000N 9900E	4.6	154.3	3.3	41	.1	17.5	12.3	267	2.18	1.6	.4	3.4	.4	71	.1	.1	.1	66	.35	.064	6	26.7	.60	117	.085	3	2.16	.033	.07	.2	.03	2.1	.1	<.05	5	.8	15.0
L5000N 9920E	8.4	145.3	3.8	40	.1	16.9	10.3	318	2.14	1.4	.5	2.3	.2	65	.1	.1	.1	64	.30	.071	6	25.6	.58	107	.094	3	2.11	.030	.05	.2	.03	1.6	.1	<.05	7	.6	7.5
L5000N 9940E	10.3	103.1	7.5	49	.1	25.8	12.7	644	2.82	1.6	.6	5.7	.2	41	.1	.1	.3	74	.20	.082	7	46.5	.67	84	.083	3	2.18	.020	.04	.1	.04	1.9	.1	.07	8	.5	15.0
L5000N 9960E	4.1	41.6	3.9	35	.1	12.9	7.2	278	2.17	1.7	.4	21.0	.4	38	.1	.2	.1	70	.30	.044	7	36.7	.39	58	.082	2	1.20	.013	.03	.1	.02	1.9	<.1	<.05	5	<.5	15.0
L5000N 9980E	12.8	69.8	3.7	34	.1	14.1	7.7	187	1.82	1.6	.4	6.3	.4	70	<.1	.1	.1	55	.38	.061	8	35.0	.40	81	.074	4	1.41	.013	.03	.1	.05	2.0	<.1	<.05	4	1.0	15.0
L5000N 10000E	16.4	174.9	3.2	45	.1	21.1	19.5	273	2.34	1.8	.9	4.4	.6	62	.1	.1	.1	61	.47	.067	9	35.2	.49	65	.075	3	1.64	.036	.03	.3	.04	2.5	<.1	<.05	5	1.1	15.0
L5000N 10020E	10.0	95.4	3.2	40	.2	21.1	8.9	285	2.00	1.6	4.4	7.9	.6	47	<.1	.1	.1	56	.37	.085	11	47.3	.47	81	.044	1	1.81	.013	.04	.5	.06	3.1	.1	<.05	5	.7	15.0
L5000N 10040E	.9	23.9	3.3	31	.1	14.9	6.2	272	1.68	2.0	1.2	3.8	.8	51	<.1	.1	.1	52	.41	.058	10	35.5	.41	61	.075	3	1.25	.012	.03	.1	.02	3.1	<.1	<.05	4	<.5	15.0
L5000N 10060E	.3	20.6	4.1	38	.1	12.8	5.7	259	1.63	1.5	.6	4.7	.6	55	.1	.1	.1	50	.34	.064	8	30.2	.44	71	.069	2	1.35	.011	.03	.1	.02	2.4	<.1	<.05	4	<.5	15.0
L5000N 10080E	.6	20.1	5.0	44	.1	14.5	6.2	361	1.99	1.6	1.8	5.3	.2	59	<.1	.1	.1	53	.49	.137	13	30.4	.48	96	.033	3	1.84	.011	.03	.1	.03	1.4	.1	.10	6	.6	15.0
L5100N 9500E	.4	20.3	4.1	37	.1	11.3	6.4	272	2.26	1.8	.4	18.2	.6	49	.1	.1	.1	62	.40	.053	7	26.6	.45	78	.073	4	1.39	.010	.03	.1	.03	2.1	<.1	<.05	5	<.5	15.0
L5100N 9520E	.3	31.5	3.7	33	.1	9.9	5.7	329	1.84	1.6	.4	2.8	.3	51	<.1	.1	.1	54	.40	.042	8	25.3	.37	67	.062	4	1.34	.010	.03	.1	.02	2.2	<.1	<.05	4	<.5	15.0
L5100N 9540E	.2	20.6	3.4	27	.1	10.1	4.9	225	2.13	2.0	.4	1.8	.5	35	.1	.1	.1	65	.29	.039	7	30.3	.35	59	.081	3	1.27	.009	.02	.1	.02	2.4	<.1	<.05	4	<.5	15.0
L5100N 9560E	.3	28.0	3.3	34	.1	13.1	7.3	288	2.31	2.3	.3	5.0	.8	42	.1	.1	<.1	69	.33	.053	7	31.7	.45	77	.094	2	1.55	.011	.04	.1	.03	2.7	<.1	<.05	4	<.5	15.0
L5100N 9580E	.4	22.3	3.9	32	.1	11.0	5.6	286	2.37	2.3	.4	4.4	.2	30	.1	.2	.1	63	.27	.070	9	30.5	.38	63	.058	2	1.63	.009	.03	.1	.03	1.9	<.1	<.05	5	<.5	15.0
L5100N 9600E	.6	19.9	4.0	33	<.1	11.3	6.0	271	2.35	2.4	.4	5.4	.6	30	.1	.2	.1	58	.27	.043	9	29.5	.40	56	.079	2	1.34	.010	.03	.1	.02	1.9	<.1	<.05	6	<.5	15.0
L5100N 9620E	1.5	24.5	5.4	42	.1	10.4	6.6	389	2.55	2.3	.7	2.6	.2	45	.1	.1	.1	68	.32	.133	11	28.8	.45	67	.056	4	1.77	.015	.05	.1	.03	1.1	.1	.06	9	.5	15.0
L5100N 9640E	.5	31.3	3.2	30	.1	13.2	6.5	238	2.06	1.9	.3	9.8	.3	42	.1	.1	.1	61	.29	.048	7	32.9	.43	82	.081	3	1.57	.011	.03	.1	.03	2.3	<.1	<.05	4	<.5	15.0
L5100N 9660E	.9	30.8	4.6	26	.1	12.9	5.0	174	1.88	1.5	.3	3.2	.2	29	.1	.1	.1	63	.19	.042	5	33.4	.37	52	.095	3	1.28	.012	.03	.1	.04	1.6	<.1	<.05	6	<.5	15.0
L5100N 9680E	.3	90.3	2.6	25	.1	12.2	6.8	222	1.83	2.1	.4	3.7	.8	41	.1	.1	<.1	52	.25	.027	6	25.9	.39	49	.069	3	1.35	.011	.03	.1	.01	2.6	<.1	<.05	3	<.5	15.0
L5100N 9700E	1.3	53.7	3.7	32	.1	18.5	7.8	231	2.08	1.9	.4	3.1	.5	48	.1	.1	.1	59	.27	.069	7	36.5	.49	98	.074	4	1.65	.015	.04	.1	.03	2.3	.1	<.05	5	<.5	15.0
L5100N 9720E	.8	52.9	3.5	34	.1	24.0	7.9	262	1.97	1.9	.4	3.5	.6	49	.1	.1	.1	59	.30	.067	7	49.6	.63	92	.072	4	1.72	.014	.04	.1	.03	2.5	<.1	<.05	5	.5	15.0
L5100N 9740E	.8	37.5	3.7	30	.1	12.9	6.6	298	2.07	2.3	.4	3.1	.3	40	.1	.2	.1	58	.32	.057	8	30.5	.43	81	.065	2	1.56	.011	.03	.1	.02	2.1	<.1	<.05	5	<.5	15.0
L5100N 9760E	.7	29.2	3.4	24	.1	10.4	5.4	218	1.92	2.1	.3	6.1	.8	31	.1	.1	.1	58	.25	.032	6	29.1	.37	66	.077	2	1.29	.009	.02	.1	.02	2.3	<.1	<.05	4	.5	15.0
L5100N 9780E	2.0	95.4	3.0	25	<.1	15.4	7.1	207	2.00	2.0	.3	2.4	.8	40	.1	.1	.1	53	.27	.046	6	29.6	.40	80	.067	3	1.40	.010	.03	.1	.03	2.4	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.5	126.6	29.7	146	.3	24.2	10.5	690	2.73	20.6	6.6	54.8	3.1	41	6.2	3.6	5.0	55	.82	.075	14	174.4	.57	161	.077	17	1.83	.074	.15	3.6	.22	3.3	1.8	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5100N 9800E	1.0	34.2	3.2	30	.1	11.2	6.3	297	1.96	1.6	.3	8.3	.1	34	.1	.2	.1	60	.25	.058	7	28.8	.37	69	.042	4	1.31	.010	.02	.1	.02	1.4	<.1	.09	4	<.5	15
L5100N 9820E	.6	52.6	3.0	34	.1	13.9	8.4	278	2.11	1.7	.3	3.3	.6	85	.1	.1	.1	62	.32	.060	6	27.4	.54	102	.064	3	1.51	.017	.06	.1	.01	2.3	<.1	<.05	4	<.5	15
L5100N 9840E	.7	51.7	3.7	39	.1	14.8	8.5	322	2.36	2.3	.4	5.8	.7	58	.1	.1	.1	71	.31	.065	8	31.9	.50	108	.075	4	1.49	.018	.05	.2	.01	2.6	<.1	<.05	5	<.5	15
L5100N 9860E	.7	85.8	3.2	36	.1	16.0	10.3	302	2.44	1.7	.3	5.3	.7	95	.1	.1	.1	76	.36	.063	6	32.1	.63	112	.087	3	1.61	.026	.10	.2	.01	2.3	.1	<.05	5	<.5	15
L3900N 9900E	.8	42.2	2.1	22	.3	9.3	5.3	156	2.01	1.2	.3	3.8	.1	27	.1	.1	<.1	56	.21	.059	5	27.9	.38	44	.042	4	1.97	.010	.02	.1	.04	1.3	<.1	<.05	5	.5	15
L3900N 9920E	.4	132.1	2.2	25	.1	18.8	10.1	254	1.91	2.0	.5	4.6	1.2	43	.1	.1	<.1	62	.35	.064	7	31.0	.47	66	.069	4	1.23	.015	.04	.2	.02	2.6	<.1	<.05	3	<.5	15
L3900N 9940E	.5	72.0	1.9	27	.1	15.1	7.8	239	1.75	1.2	.3	1.3	.3	41	.1	.1	<.1	51	.31	.071	4	27.4	.48	76	.062	3	1.78	.016	.05	.1	.03	1.9	<.1	<.05	4	.5	15
L3900N 9960E	.4	33.3	3.7	26	.2	14.6	6.4	167	1.95	.8	.2	8.7	.1	24	.1	.1	.1	58	.17	.034	4	35.7	.48	40	.051	2	1.42	.012	.02	.1	.03	1.3	<.1	<.05	5	<.5	15
L3900N 9980E	.5	63.2	2.6	27	.2	12.9	6.7	172	2.15	1.6	.3	3.7	.3	35	.1	.1	<.1	59	.29	.067	5	27.5	.50	84	.068	4	2.37	.018	.03	.2	.04	2.2	<.1	<.05	6	.5	15
L4700N 10080E	3.5	44.1	4.6	41	<.1	24.2	8.4	267	2.74	1.7	.5	8.3	.3	43	.1	.1	.1	77	.32	.042	7	52.4	.61	61	.087	8	1.49	.011	.03	.1	.02	2.0	<.1	<.05	8	.5	15
L4700N 10090E	2.7	121.2	5.4	90	.1	69.7	26.7	1237	4.19	1.2	.3	44.8	.2	30	.1	<.1	.2	109	.39	.080	2	206.0	1.89	88	.150	3	2.41	.011	.23	.1	.01	6.6	.2	<.05	7	.5	15
L4700N 10120E	.3	15.6	2.9	30	<.1	10.1	4.8	202	1.66	1.1	.4	20.1	.1	77	.1	.1	.1	48	.32	.054	6	23.9	.38	74	.043	3	1.13	.011	.03	.1	.02	1.5	<.1	<.05	4	<.5	15
L4700N 10140E	.4	17.5	4.0	53	.1	11.6	6.0	464	2.33	1.3	.5	10.3	.3	125	.1	.1	.1	61	.30	.049	6	28.2	.46	111	.059	4	1.43	.012	.04	.1	.02	1.5	<.1	<.05	6	<.5	15
L4850N 9500E	.4	83.8	2.2	33	.1	10.3	6.1	235	2.22	1.7	.5	3.8	.8	40	<.1	.1	<.1	66	.43	.042	9	24.7	.39	44	.085	5	1.28	.012	.03	.1	.04	2.7	<.1	<.05	3	.7	15
L4850N 9540E	.7	155.1	3.6	42	.2	14.9	9.2	342	2.53	1.5	.4	5.1	.2	32	.1	.1	.1	67	.24	.054	6	27.6	.50	75	.053	2	1.66	.009	.04	.1	.02	1.6	<.1	<.05	6	<.5	15
L4850N 9560E	.6	31.3	4.8	41	.1	11.1	7.2	280	2.75	1.7	.4	6.9	.1	35	.1	.1	.1	79	.24	.088	8	25.8	.53	71	.068	3	1.88	.011	.05	.1	.04	1.2	<.1	<.05	9	.5	15
RE L4850N 9540E	.7	158.5	3.6	44	.2	15.6	9.3	358	2.62	1.5	.5	44.8	.2	34	.2	.1	.1	71	.27	.056	7	28.3	.50	79	.059	2	1.65	.011	.04	.1	.02	1.7	<.1	<.05	7	<.5	15
L4850N 9580E	.5	49.2	2.7	37	.1	11.7	7.3	219	2.51	1.7	.3	5.6	.3	42	.1	.1	<.1	70	.27	.049	7	30.1	.48	60	.080	5	1.73	.011	.03	.1	.02	1.9	<.1	<.05	6	.5	15
L4850N 9600E	1.0	26.7	3.3	31	.1	14.8	6.5	189	2.18	1.4	.3	3.2	.2	43	.1	.1	.1	64	.26	.031	5	36.2	.50	64	.084	3	1.11	.012	.03	.1	.01	1.6	<.1	<.05	5	<.5	15
L4850N 9620E	1.3	39.0	3.6	30	.1	11.2	5.2	181	1.79	1.1	.4	2.6	.1	33	.1	.1	.1	55	.20	.041	5	28.7	.39	56	.061	3	1.40	.010	.02	.1	.02	1.1	<.1	<.05	6	<.5	15
L4850N 9640E	1.3	65.0	2.5	30	.1	12.4	6.2	205	1.79	1.3	.4	6.1	.1	47	.1	.1	.1	54	.20	.044	6	27.8	.40	99	.055	4	1.50	.009	.02	.1	.02	1.5	<.1	<.05	4	.5	15
L4850N 9660E	3.9	124.3	3.2	39	<.1	27.5	12.2	348	2.38	1.6	.4	3.6	.3	65	.1	.1	.1	67	.27	.058	6	49.0	.65	126	.070	4	1.74	.011	.05	.1	.02	2.5	.1	<.05	5	<.5	15
L4850N 9680E	13.9	266.1	3.5	42	.1	33.0	21.2	371	2.46	2.1	.3	7.4	.4	141	.1	.1	.1	57	.36	.089	6	42.4	.63	182	.056	4	1.77	.015	.06	.2	.03	2.6	.1	<.05	4	.9	15
L4850N 9700E	.8	34.9	3.0	27	<.1	12.9	6.3	204	2.00	1.8	.3	3.5	.4	35	.1	.1	.1	65	.26	.040	7	31.5	.37	98	.070	2	1.37	.010	.02	.1	.03	2.2	<.1	<.05	4	<.5	15
L4850N 9720E	.5	55.6	2.7	29	.1	15.6	7.0	208	1.99	2.1	.3	2.9	1.0	34	.1	.1	<.1	62	.25	.029	5	30.8	.45	77	.078	3	1.70	.012	.03	.1	.03	2.9	<.1	<.05	4	<.5	15
L4850N 9740E	.8	48.3	3.2	27	.1	11.8	6.6	202	2.09	1.7	.3	6.4	.3	26	.1	.1	.1	65	.17	.039	5	27.7	.42	79	.075	4	1.54	.011	.06	.1	.04	1.8	.1	<.05	5	<.5	15
L4050N 10100E	2.9	64.2	5.3	33	.1	14.7	7.6	256	1.74	1.0	.5	10.2	.1	47	.1	<.1	.1	50	.45	.063	4	28.2	.50	43	.051	3	1.24	.020	.04	.2	.02	1.6	<.1	<.05	5	.5	15
L4050N 10120E	1.5	54.6	3.0	27	<.1	12.2	5.2	164	1.31	.5	.4	7.9	<.1	43	.1	<.1	.1	40	.44	.046	3	23.3	.38	34	.035	2	.91	.018	.03	.2	.01	1.1	<.1	<.05	3	<.5	15
L4050N 10140E	1.4	49.0	3.2	25	.1	8.6	4.8	133	1.73	1.2	.3	35.5	.2	30	.1	.1	.2	47	.17	.065	6	25.9	.28	57	.036	1	2.29	.010	.02	.1	.05	1.6	<.1	<.05	4	<.5	15
L4050N 10160E	5.0	46.3	16.0	61	.1	17.8	18.2	993	2.07	.9	.4	14.4	.1	45	.1	.1	.1	62	.35	.095	4	34.4	.55	74	.049	1	1.31	.018	.04	.2	.02	1.6	<.1	<.05	6	<.5	15
L4050N 10180E	3.2	77.4	5.2	62	.2	18.6	12.6	427	2.28	1.8	.6	5.7	.4	54	.2	.1	.7	63	.58	.076	7	32.9	.58	58	.078	3	1.45	.023	.04	.2	.02	2.0	<.1	<.05	6	.6	15
L4400N 9940E	.9	58.4	3.5	40	.1	12.0	8.0	342	1.96	1.1	.4	3.9	<.1	35	.2	.1	.1	54	.24	.069	5	25.9	.42	70	.047	1	1.54	.017	.05	.1	.09	.9	<.1	<.05	6	<.5	15
L4250N 9880E	.6	105.6	2.8	43	.1	16.3	9.8	241	1.96	1.4	.3	2.4	.5	57	.1	.1	<.1	55	.34	.084	5	28.5	.66	107	.065	2	1.81	.027	.05	.1	.02	2.2	.1	<.05	5	<.5	15
L4250N 9900E	.6	82.2	2.9	37	.1	17.4	11.0	492	1.95	1.1	.4	9.6	.1	50	.1	.1	.1	61	.27	.068	4	30.4	.67	100	.060	2	1.79	.023	.05	.1	.02	1.6	.1	<.05	5	<.5	15
STANDARD DS6	11.5	125.9	29.2	149	.3	24.2	10.5	679	2.80	21.7	6.8	51.9	3.1	38	6.2	3.8	5.2	54	.83	.076	14	177.9	.59	167	.072	18	1.89	.071	.15	3.5	.22	3.4	1.8	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data ___ FA ___



GGL Diamond Corp. PROJECT McConnell Property FILE # A504429

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4250N 9920E	1.3	99.7	3.2	42	.1	18.3	11.6	478	2.01	1.2	.4	3.3	.1	53	.1	.1	.1	58	.26	.077	5	24.6	.59	103	.057	3	2.14	.024	.05	.1	.03	1.4	.1	.07	6	.7	15
L4250N 9940E	2.3	71.8	4.7	43	.1	18.8	13.3	639	1.99	.9	.5	3.4	.1	52	.1	.1	.1	59	.42	.073	5	30.6	.55	87	.064	5	1.85	.022	.05	.3	.04	1.4	.1	.06	7	.7	15
L4250N 9960E	1.1	51.3	3.0	33	.1	18.9	8.1	196	1.88	1.0	.3	3.6	.4	41	.1	.1	.1	55	.28	.055	4	28.0	.60	81	.076	2	1.47	.018	.04	.1	.02	1.8	<.1	<.05	4	.5	15
L4250N 9980E	1.0	67.4	3.0	35	.1	17.6	8.0	198	1.76	.5	.3	4.2	.2	50	.1	.1	.1	52	.36	.061	4	27.4	.49	88	.058	2	1.39	.021	.04	.2	.03	1.6	<.1	<.05	4	.5	15
L4250N 10000E	1.0	163.7	4.5	33	.1	21.8	10.8	252	1.83	.6	.4	10.2	.4	54	.1	.1	.1	50	.39	.050	5	27.0	.58	68	.069	2	1.25	.025	.04	.2	.01	1.8	<.1	<.05	3	<.5	15
L4250N 10020E	1.2	92.5	6.6	30	.1	17.1	7.7	206	1.65	.7	.3	39.5	.4	48	.1	<.1	.1	47	.40	.052	3	25.9	.49	57	.061	2	1.01	.022	.04	.1	.02	2.0	<.1	<.05	3	<.5	15
L4250N 10040E	1.6	39.7	2.0	28	<.1	15.8	6.3	162	1.49	.5	.2	55.8	.4	45	.1	<.1	.1	43	.33	.046	3	24.0	.47	64	.064	2	.98	.018	.04	.5	.02	1.6	<.1	<.05	3	<.5	15
L4250N 10060E	2.1	38.8	3.7	39	<.1	13.8	7.4	227	1.69	.7	.2	1.8	.3	47	.1	.1	.1	46	.37	.042	4	22.0	.53	64	.069	3	1.07	.018	.04	.1	.02	1.7	<.1	<.05	4	<.5	15
L4250N 10080E	2.8	70.2	4.4	50	.1	22.0	11.4	326	2.30	1.1	.3	10.4	.6	62	.1	.1	.1	67	.43	.048	5	32.1	.62	80	.096	3	1.25	.023	.05	.1	.02	2.2	<.1	<.05	5	<.5	15
L4250N 10100E	6.3	42.4	8.1	49	.1	22.9	12.8	716	2.57	1.2	.4	41.6	.3	47	.1	.1	.2	76	.29	.044	5	41.0	.77	101	.078	2	1.64	.017	.06	.1	.02	1.9	.1	<.05	7	<.5	15
L4250N 10120E	2.0	54.2	6.2	39	.2	20.8	11.2	366	2.62	2.6	7.7	25.1	.8	74	.1	.1	.1	70	.58	.058	13	35.4	.57	106	.058	3	1.32	.021	.04	.3	.04	3.5	<.1	<.05	4	.8	15
L4250N 10140E	1.9	26.2	5.9	40	.1	18.8	7.5	215	2.07	.6	.4	4.1	.3	50	.1	.1	.5	66	.21	.036	5	35.2	.60	84	.074	2	1.90	.014	.03	.1	.02	2.0	<.1	<.05	7	<.5	15
L4300N 9500E	.7	35.1	3.8	37	.1	11.2	7.0	276	2.05	1.3	.4	9.6	.3	31	.1	.1	.1	56	.22	.043	6	24.1	.38	52	.069	3	1.09	.011	.03	.1	.02	1.5	<.1	<.05	5	<.5	15
L4300N 9520E	.5	68.9	3.3	45	.1	16.0	8.0	240	2.31	1.5	.4	1.8	.3	29	.1	.1	<.1	63	.20	.037	7	28.5	.49	61	.076	2	1.68	.010	.04	.1	.03	1.7	.1	<.05	5	.6	15
L4300N 9540E	.6	37.2	3.6	33	.1	13.5	6.2	290	1.77	1.1	.4	2.8	.1	27	.2	.1	.1	51	.16	.050	5	23.3	.38	53	.050	2	1.29	.008	.02	.1	.02	1.0	<.1	<.05	5	<.5	15
L4300N 9560E	.8	55.9	3.9	35	.1	13.8	7.9	402	2.08	1.4	.6	4.2	.1	35	.1	.1	.1	60	.23	.048	7	28.6	.43	56	.048	2	1.30	.010	.03	.1	.02	1.3	<.1	<.05	5	.6	15
L4300N 9580E	.4	40.0	3.3	29	.1	14.5	7.6	252	2.01	2.2	.3	5.8	1.1	40	.1	.1	.1	58	.31	.058	7	26.5	.38	78	.073	2	1.22	.011	.03	.2	.02	2.4	<.1	<.05	3	<.5	15
L4300N 9600E	.4	36.4	3.1	31	.1	16.4	7.0	246	2.21	1.9	.4	3.7	.3	38	.1	.1	.1	64	.31	.063	7	30.8	.46	92	.061	3	1.47	.012	.03	.1	.03	1.6	<.1	<.05	4	<.5	15
L4300N 9620E	.5	35.3	4.6	35	<.1	15.5	7.5	287	2.41	2.0	.4	15.9	.3	37	.1	.1	.1	66	.22	.039	7	30.8	.48	97	.057	2	1.65	.011	.03	.1	.03	1.9	<.1	<.05	5	<.5	15
RE L4300N 9620E	.4	33.3	4.4	33	<.1	15.9	7.2	279	2.34	1.9	.4	4.2	.4	33	.1	.1	.1	64	.20	.038	7	30.4	.44	96	.048	2	1.55	.010	.03	.1	.02	1.9	<.1	<.05	5	<.5	15
L4300N 9640E	.5	86.8	3.2	28	.1	14.5	7.6	229	1.89	1.8	.4	16.3	.5	37	<.1	.1	<.1	52	.25	.034	7	25.9	.39	60	.062	3	1.37	.011	.02	.1	.02	2.4	<.1	<.05	3	<.5	15
L4300N 9660E	.6	32.0	3.8	32	.1	11.2	6.2	309	2.26	1.6	.4	9.3	.1	33	.1	.1	.1	64	.22	.062	7	26.6	.35	66	.054	3	1.82	.011	.02	.1	.05	1.3	<.1	<.05	5	.5	15
L4300N 9680E	.6	30.5	4.1	35	.1	12.9	7.7	380	2.42	1.6	.5	3.0	.1	41	.1	.1	.1	70	.25	.069	8	28.5	.42	92	.070	7	1.90	.012	.03	.1	.04	1.3	<.1	<.05	6	.6	15
L4300N 9700E	.3	26.5	3.0	33	.1	15.0	6.6	228	2.21	1.4	.3	50.4	.2	37	.1	.1	.1	62	.22	.044	6	30.2	.45	75	.055	1	1.54	.010	.02	.1	.04	1.5	<.1	<.05	4	<.5	15
L4300N 9720E	.4	44.2	2.5	29	.1	16.4	7.8	227	2.11	1.4	.3	50.2	.2	56	.1	.1	<.1	60	.25	.053	5	27.1	.47	83	.049	2	1.82	.012	.03	.1	.04	1.5	<.1	<.05	4	<.5	15
L4300N 9740E	.4	38.0	2.3	26	.1	12.4	7.1	203	1.95	1.5	.3	5.0	.4	42	.1	.1	<.1	57	.31	.054	6	23.7	.44	77	.070	2	1.40	.013	.03	.1	.02	2.0	<.1	<.05	4	<.5	15
L4300N 9760E	.6	75.5	3.1	30	.1	13.9	7.9	239	1.99	1.6	.4	21.1	.3	45	.1	.1	.1	58	.32	.069	7	24.6	.46	86	.072	1	1.56	.017	.04	.1	.02	2.0	<.1	<.05	5	<.5	15
L4300N 9780E	.5	60.4	3.4	34	.1	13.6	7.5	299	2.15	1.3	.4	4.1	.2	41	.1	.1	.1	61	.25	.064	7	27.3	.45	87	.066	3	1.83	.014	.03	.1	.03	2.0	<.1	<.05	5	<.5	15
L4300N 9800E	.4	100.2	1.8	26	<.1	14.9	9.5	219	1.90	1.1	.3	4.0	.6	50	.1	.1	<.1	67	.40	.064	5	22.8	.49	128	.087	3	1.56	.024	.05	.1	.01	2.4	<.1	<.05	3	<.5	15
L4300N 9820E	.4	118.2	2.2	30	<.1	16.7	11.3	282	2.22	1.6	.3	4.4	.8	68	.1	.1	<.1	69	.44	.075	6	28.7	.59	123	.087	1	1.69	.023	.05	.1	.01	2.7	<.1	<.05	4	<.5	15
L4300N 9840E	.5	113.6	2.7	37	.1	18.3	12.1	301	2.18	1.4	.4	4.1	.7	79	.1	.1	.1	64	.45	.090	6	25.5	.64	116	.087	2	1.79	.030	.08	.1	.02	2.7	.1	<.05	4	<.5	15
L4300N 9860E	.4	98.2	2.8	41	.1	17.8	10.4	285	2.11	1.4	.4	3.3	.6	65	.1	.1	<.1	63	.39	.083	6	27.8	.63	105	.082	2	1.87	.026	.05	.1	.01	2.6	.1	<.05	5	<.5	15
L4300N 9880E	.5	92.0	2.8	38	.1	17.1	10.4	293	2.10	1.3	.3	4.3	.7	62	.1	.1	.1	61	.36	.073	6	25.4	.61	110	.084	2	1.84	.023	.05	.2	.02	2.4	.1	<.05	5	.5	15
L4300N 9920E	2.6	95.6	4.4	38	.2	15.1	12.1	579	1.98	1.4	.7	3.3	.1	45	.1	.1	.1	51	.24	.106	6	22.5	.50	88	.044	3	2.09	.021	.04	.1	.04	1.2	.1	<.05	6	.9	15
STANDARD DS6	11.4	119.3	29.7	142	.3	23.7	10.1	685	2.79	20.5	6.7	49.2	3.1	40	5.9	3.5	5.1	54	.83	.073	14	148.3	.56	162	.081	17	1.85	.073	.15	3.5	.23	3.4	1.7	<.05	6	4.2	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4300N 9940E	.7	84.1	1.6	27	<.1	19.6	10.3	227	1.54	1.0	.3	2.0	.4	66	.1	<.1	.2	48	.36	.062	3	30.1	.53	123	.065	1	1.20	.024	.06	.1	.01	1.7	<.1	<.05	3	.5	15
L4300N 9960E	.5	39.7	1.5	28	<.1	42.8	10.1	152	1.50	.8	.3	<.5	.3	12	<.1	<.1	<.1	46	.13	.032	2	49.5	.96	111	.148	1	1.36	.014	.23	.1	.01	.6	.1	<.05	4	<.5	15
L4300N 9980E	1.3	70.2	3.8	33	.1	19.9	8.1	220	1.91	1.2	.3	2.0	.1	35	<.1	.1	.1	54	.20	.050	4	39.9	.56	75	.043	3	1.74	.014	.03	.2	.03	1.1	<.1	<.05	5	.5	15
L4300N 10000E	3.6	130.5	3.3	37	.2	18.5	13.9	639	2.10	1.4	2.0	3.6	.4	69	.1	.1	.1	64	.53	.046	7	34.1	.56	75	.074	3	1.54	.027	.05	.2	.03	2.3	.1	<.05	4	.7	15
RE L4300N 10000E	3.4	125.7	3.1	34	.2	18.3	13.6	613	1.99	1.6	1.8	3.1	.4	68	.1	.1	.1	62	.49	.046	7	32.4	.55	73	.071	2	1.53	.025	.04	.2	.03	2.1	.1	<.05	4	.6	15
L4300N 10020E	2.7	50.4	3.9	34	.1	16.8	8.1	211	1.86	1.3	.3	3.2	.3	48	.1	.1	.1	51	.33	.046	5	32.1	.53	72	.051	3	1.40	.017	.03	.1	.02	1.6	<.1	<.05	5	<.5	15
L4300N 10040E	3.0	32.9	4.4	32	<.1	11.2	5.8	175	1.67	1.7	.3	2.2	.2	39	.1	.1	.1	52	.26	.044	6	24.7	.40	80	.046	5	1.41	.014	.03	.1	.02	1.3	<.1	<.05	6	<.5	15
L4300N 10060E	1.5	66.1	3.7	35	<.1	13.6	8.4	228	1.94	1.3	.3	3.4	.5	61	.1	.1	.1	59	.38	.065	5	28.6	.42	78	.062	3	1.07	.018	.04	.1	.02	1.9	<.1	<.05	4	<.5	15
L4300N 10080E	6.1	114.7	8.1	54	.1	30.1	34.4	941	3.29	2.4	1.3	3.8	.3	52	.2	.1	.2	80	.35	.076	8	50.0	.86	130	.090	3	2.50	.015	.10	.1	.05	1.8	.1	.06	9	.9	15
L4300N 10100E	4.2	63.9	6.2	44	.1	20.8	8.3	277	2.31	1.9	.6	3.0	.3	39	.1	.1	.2	64	.26	.055	7	41.5	.58	70	.056	2	1.86	.012	.03	.1	.03	1.9	<.1	<.05	7	.6	15
L4300N 10120E	1.8	56.2	4.5	34	.1	20.0	8.7	257	2.14	1.6	1.0	12.5	.4	64	.1	.1	.2	62	.37	.053	6	41.5	.61	90	.056	2	1.94	.017	.04	.1	.02	2.4	<.1	<.05	5	<.5	15
L4300N 10140E	1.7	33.4	7.1	44	.1	19.7	7.3	292	2.10	1.7	.5	3.8	.3	65	.1	.1	.2	56	.31	.046	7	38.9	.59	103	.045	2	1.61	.015	.03	.1	.03	1.8	<.1	<.05	7	<.5	15
L4350N 9500E	.5	48.9	3.6	37	.1	18.9	7.2	244	2.10	1.9	.4	2.1	.2	29	.1	.1	.1	55	.13	.042	6	33.0	.45	72	.047	1	1.38	.008	.05	.1	.03	1.2	<.1	<.05	6	<.5	15
L4350N 9520E	.4	39.6	3.1	33	<.1	22.5	7.4	213	2.06	1.9	.3	2.2	.3	27	.1	.1	.1	62	.19	.026	5	71.2	.50	68	.071	1	1.30	.011	.03	.1	.02	1.4	<.1	<.05	4	<.5	15
L4350N 9540E	.6	64.3	4.4	39	.1	16.4	8.4	320	2.21	2.0	.5	3.1	.2	27	.1	.1	.1	64	.17	.056	8	30.6	.49	75	.051	2	1.67	.012	.04	.1	.03	1.0	.1	<.05	6	<.5	15
L4350N 9560E	.4	62.1	3.5	31	.1	12.0	6.9	221	1.94	1.6	.5	2.9	.2	33	.1	.1	.1	57	.18	.040	7	27.9	.37	64	.040	1	1.41	.009	.03	.1	.03	1.2	<.1	<.05	5	.5	15
L4350N 9580E	.3	35.4	3.7	32	<.1	10.8	6.2	235	2.00	1.8	.4	5.4	.3	32	.1	.1	.1	58	.20	.038	7	29.3	.35	72	.048	2	1.52	.009	.03	.1	.02	1.4	<.1	<.05	4	<.5	15
L4350N 9600E	.4	27.9	4.0	35	.1	11.2	5.2	225	1.92	1.9	.5	14.1	.2	30	.1	.1	.1	53	.20	.060	8	30.0	.35	59	.041	2	1.59	.009	.02	.1	.04	1.4	<.1	<.05	5	.5	15
L4350N 9620E	.4	42.2	2.9	30	.1	10.3	5.3	228	1.82	1.3	.4	2.2	.2	30	.1	.1	.1	55	.20	.044	6	27.5	.33	54	.051	2	1.29	.009	.03	.1	.03	1.4	<.1	<.05	4	<.5	15
L4350N 9640E	.3	38.0	2.5	26	.1	11.8	6.9	233	1.85	1.4	.3	3.1	.5	45	.1	.1	.1	60	.33	.056	7	33.1	.35	75	.063	2	1.09	.012	.03	.1	.02	2.1	<.1	<.05	3	<.5	15
L4350N 9660E	.6	30.5	3.9	41	<.1	11.8	6.9	327	2.27	1.5	.5	4.0	.2	36	.1	.1	.1	61	.21	.069	9	32.7	.37	76	.063	3	1.75	.010	.03	.1	.03	1.6	<.1	<.05	6	<.5	15
L4350N 9680E	.2	32.6	2.3	25	<.1	12.8	7.0	233	1.88	1.9	.3	2.2	.7	43	<.1	.1	<.1	60	.32	.045	6	30.3	.40	67	.070	2	1.22	.013	.03	.1	.02	2.0	<.1	<.05	3	<.5	15
L4350N 9700E	.4	51.0	2.4	27	<.1	24.8	8.5	243	1.91	1.3	.3	2.0	.6	49	.1	.1	<.1	56	.28	.045	5	48.2	.57	104	.061	1	1.48	.012	.04	.1	.02	2.0	<.1	<.05	4	<.5	15
L4350N 9720E	.5	35.9	3.7	33	<.1	15.1	6.8	203	1.90	2.0	.3	2.5	.8	33	.1	.1	.1	52	.27	.063	8	30.0	.40	84	.047	3	1.39	.009	.03	.1	.02	2.2	<.1	<.05	4	<.5	15
L4350N 9740E	.6	52.4	4.0	35	<.1	16.8	10.3	317	2.12	2.4	.3	3.9	.7	30	.1	.1	.1	57	.22	.045	7	31.2	.49	89	.039	2	1.62	.009	.03	.1	.02	2.3	.1	<.05	4	<.5	15
STANDARD DS6	11.3	121.3	30.0	147	.3	23.7	10.5	680	2.74	21.6	6.7	51.2	3.1	39	6.1	3.3	5.2	55	.82	.076	14	177.6	.57	161	.068	18	1.85	.072	.14	3.5	.22	3.3	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data t FA ____

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

GGL Diamond Corp. PROJECT McConnell Property File # A504430 Page 1

904 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Paul Richardson

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5750N 9700E	1.3	31.7	4.2	27	.1	8.3	4.3	171	1.71	1.9	.4	3.1	.4	27	.1	.1	.1	57	.30	.025	6	25.2	.30	54	.078	3	1.07	.009	.02	.1	.02	2.2	<.1	<.05	5	<.5	15.0
L5750N 9720E	2.7	106.8	5.4	52	.1	14.6	7.6	339	2.37	1.9	.6	3.5	.6	32	.1	.1	.6	74	.43	.038	9	35.1	.42	76	.088	4	1.40	.010	.04	.1	.02	2.7	<.1	<.05	7	.6	15.0
L5750N 9740E	1.5	238.4	2.4	71	.2	47.8	21.0	512	3.67	.8	.5	29.6	1.4	39	.1	<.1	.1	108	.57	.133	7	192.5	1.92	100	.121	5	2.66	.012	.11	.5	.03	8.6	.1	<.05	8	.7	15.0
L5750N 9760E	.8	27.8	3.7	37	.1	13.1	7.6	339	2.43	2.5	.4	2.2	.9	31	.1	.1	.1	73	.40	.040	8	36.3	.39	65	.094	2	1.19	.009	.03	.1	.02	2.8	<.1	<.05	4	<.5	15.0
L5750N 9780E	2.7	28.1	3.7	47	.1	17.1	7.0	347	2.12	1.3	.4	4.1	.3	32	.1	.1	.1	63	.28	.042	6	45.1	.49	70	.067	4	1.22	.009	.04	.1	.02	1.7	<.1	<.05	5	<.5	15.0
L5750N 9800E	3.6	86.2	4.8	102	.1	25.5	13.2	608	2.57	1.6	.6	3.5	.4	50	.2	.1	.1	69	.53	.136	7	57.0	.66	91	.050	3	1.81	.012	.07	.1	.03	2.4	<.1	.07	5	.8	15.0
L5750N 9820E	1.3	70.3	3.5	43	.1	18.7	12.8	618	3.25	1.4	.3	4.3	.5	28	.1	.1	.1	95	.33	.082	5	43.4	.68	65	.112	4	1.50	.015	.13	.1	.02	2.4	<.1	<.05	7	<.5	15.0
L5750N 9840E	.8	28.0	4.0	32	.1	10.8	4.9	198	1.99	1.9	.4	6.7	.5	24	.1	.1	.1	61	.29	.045	6	29.9	.29	50	.079	3	1.35	.008	.03	.1	.03	2.2	<.1	<.05	5	<.5	15.0
RE L5750N 9840E	.8	28.2	3.8	32	.1	10.7	5.1	198	2.04	2.0	.4	4.5	.5	25	.1	.1	.1	64	.29	.046	7	31.1	.30	50	.084	3	1.36	.008	.03	.1	.02	2.4	<.1	<.05	5	.6	15.0
L5750N 9860E	1.2	90.6	3.4	36	.1	31.0	16.2	335	2.50	1.9	.4	206.7	.9	48	.1	.1	.1	79	.37	.059	7	51.0	.69	70	.114	3	1.67	.013	.08	.2	.01	3.3	.1	<.05	5	<.5	15.0
L5750N 9880E	1.6	72.5	3.6	31	.1	40.3	11.1	212	2.34	1.4	.4	2.6	.5	38	.1	.1	.1	71	.29	.051	5	52.0	.63	76	.120	3	1.85	.022	.06	.1	.02	1.9	.1	<.05	7	.5	15.0
L5750N 9900E	1.4	29.6	6.1	29	.2	10.1	5.6	216	2.20	2.0	.4	5.8	.5	31	.1	.1	.1	71	.29	.056	7	32.0	.36	48	.103	4	1.50	.010	.03	.1	.02	2.3	<.1	<.05	6	.6	15.0
L5750N 9920E	2.3	41.0	4.3	32	.1	15.7	6.8	238	2.31	2.0	.4	2.9	.7	27	.1	.1	.1	74	.29	.047	7	38.6	.49	67	.114	4	1.49	.010	.10	.1	.02	2.3	.1	<.05	6	.6	15.0
L5750N 9940E	1.3	30.0	4.3	29	.1	13.5	6.3	231	2.88	2.6	.4	4.6	.9	32	.1	.2	.1	86	.31	.041	7	35.8	.36	59	.128	2	1.56	.011	.03	.1	.03	2.7	<.1	<.05	7	.6	15.0
L5750N 9960E	1.9	33.9	4.8	28	.1	16.6	5.6	162	1.56	1.4	.4	19.4	.2	32	.1	.1	.1	53	.21	.054	5	31.8	.36	47	.093	3	1.13	.011	.04	.1	.03	1.2	<.1	<.05	6	.5	15.0
L5750N 9980E	1.5	53.6	3.4	31	.1	23.0	7.7	172	1.96	1.0	.4	9.7	.2	43	.1	.1	.1	66	.25	.054	4	37.7	.60	90	.123	3	1.27	.013	.13	.1	.03	1.2	.1	<.05	6	.5	15.0
L5750N 10020E	.8	57.1	231.3	76	.4	73.0	25.2	997	4.76	1.3	.5	404.5	.7	31	.2	.1	.9	138	.45	.063	7	198.0	2.24	72	.130	4	2.81	.009	.16	.1	.06	13.3	.1	<.05	9	.5	15.0
L5750N 10040E	1.6	18.6	6.2	41	.1	11.5	5.9	292	3.51	3.3	.5	3.6	.6	28	.1	.2	.1	93	.30	.056	8	40.7	.38	48	.125	3	1.40	.010	.04	.1	.03	2.2	<.1	<.05	10	<.5	15.0
L5750N 10060E	1.3	18.1	5.1	35	.1	19.2	5.9	221	2.16	1.8	.5	7.1	.3	50	.1	.1	.2	67	.29	.045	8	60.3	.46	71	.102	2	1.44	.013	.04	.1	.03	1.7	<.1	<.05	7	<.5	15.0
L5750N 10080E	4.6	24.8	5.6	58	.1	11.7	9.0	877	2.34	1.8	.7	6.7	.4	49	.2	.1	.2	75	.48	.076	8	29.7	.42	74	.062	3	1.30	.012	.04	.2	.04	2.1	<.1	<.05	6	<.5	15.0
L5800N 9500E	2.9	123.6	9.3	106	.4	24.5	17.4	624	4.70	1.4	1.7	6.6	1.7	58	.1	.1	.2	108	.90	.168	17	40.0	1.23	56	.159	7	2.46	.014	.08	.1	.07	3.8	.1	<.05	11	1.0	15.0
L5800N 9520E	2.4	40.0	9.7	85	.2	14.3	5.5	166	2.79	6.5	1.9	5.6	2.5	27	.2	.2	.2	52	.17	.080	27	28.0	.29	81	.173	4	3.74	.018	.04	.2	.08	3.1	<.1	<.05	16	1.2	15.0
L5800N 9540E	.5	7.7	82.3	70	.1	8.2	10.8	389	3.48	.6	.5	1.0	.3	109	<.1	.1	.1	94	.50	.070	7	13.8	1.00	82	.113	3	2.03	.010	.27	.1	.02	3.4	.2	<.05	11	<.5	15.0
L5800N 9560E	2.8	89.5	6.8	127	.1	14.1	17.7	690	4.31	.6	.4	1.6	1.1	94	.1	<.1	<.1	122	.62	.027	5	15.3	1.45	47	.139	2	2.44	.017	.06	.1	.01	2.4	<.1	<.05	12	<.5	15.0
L5800N 9580E	15.2	178.3	8.2	106	.2	19.0	15.7	674	6.66	2.2	.9	6.4	2.2	48	.1	.1	.2	204	.62	.070	12	35.6	1.32	58	.218	3	2.43	.013	.06	.1	.04	2.6	.1	<.05	19	.5	15.0
L5800N 9600E	2.4	92.1	4.0	120	.1	23.6	22.1	964	5.26	.5	.3	1.6	.7	96	.1	<.1	<.1	145	1.18	.051	5	28.7	1.84	77	.237	2	2.64	.019	.10	.1	.01	2.2	<.1	<.05	12	.5	15.0
L5800N 9620E	3.6	85.0	4.2	126	.2	19.2	22.6	813	5.64	.7	.4	2.3	.4	92	.1	<.1	<.1	180	.89	.085	6	27.4	1.62	90	.220	3	2.14	.012	.12	.1	.03	2.4	.1	<.05	12	.5	15.0
L5800N 9640E	2.5	44.5	6.8	58	.1	15.8	10.8	339	4.08	1.2	.2	9.5	.5	40	.1	.1	.1	155	.25	.037	6	39.9	.75	41	.301	3	1.25	.009	.19	.1	.02	1.5	.1	<.05	16	<.5	15.0
L5800N 9680E	.8	199.9	2.4	58	.1	45.1	16.6	527	2.88	.5	.3	1.0	.4	46	.1	<.1	<.1	91	.44	.026	3	109.8	1.82	94	.175	1	2.87	.019	.08	.1	.02	3.2	.1	<.05	11	<.5	15.0
L5800N 9700E	2.5	604.3	6.8	67	.3	37.9	12.6	487	3.49	3.6	2.0	15.2	1.1	66	.1	.1	.2	84	.75	.086	19	53.3	.75	86	.087	3	2.75	.016	.06	.1	.08	6.2	.1	<.05	9	1.2	15.0
L5800N 9720E	3.7	660.4	10.7	74	.3	28.4	14.6	584	3.87	4.4	2.1	8.3	.7	62	.3	.2	.4	104	1.19	.120	23	62.2	.54	116	.071	2	2.69	.014	.08	.1	.06	5.6	.1	.06	13	1.6	15.0
L5800N 9740E	1.8	37.5	6.0	38	.1	16.7	6.4	113	1.01	.5	.2	6.8	.2	489	.1	.1	.1	52	.56	.027	4	44.6	.49	115	.114	2	1.49	.022	.04	.1	.02	1.7	<.1	<.05	6	<.5	15.0
L5800N 9750E	3.1	41.2	9.6	64	.2	65.9	11.2	340	3.56	1.6	.3	12.5	.8	31	.1	.1	.3	103	.55	.037	10	108.6	.93	67	.051	1	1.71	.007	.05	.2	.03	6.6	.1	<.05	12	.5	7.5
L5800N 9760E	1.9	83.1	5.7	50	.1	20.3	8.3	243	2.29	1.1	.3	1.2	.3	40	.1	.1	.1	87	.36	.031	7	50.9	.70	64	.107	2	1.63	.016	.06	.1	.02	3.0	<.1	<.05	10	<.5	15.0
STANDARD DS6	11.7	125.3	29.8	146	.3	24.7	10.9	732	2.89	22.1	6.7	50.6	3.1	38	6.2	3.3	4.9	60	.88	.080	15	185.7	.58	168	.084	19	1.82	.073	.16	3.4	.23	3.6	1.7	<.05	6	4.7	15.0

GROUP 1DX - 15 GM SAMPLE LEACHED WITH 90 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 300 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
- SAMPLE TYPE: SOIL PULP Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data L FA ____ DATE RECEIVED: AUG 12 2005 DATE REPORT MAILED: Aug.31/05


BRITISH COLUMBIA
CERTIFIED ASSAYER
Clarence Leong

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5800N 9780E	1.4	52.4	3.6	47	.1	13.9	6.8	275	2.20	1.7	.4	26.1	.8	32	.1	.1	.1	60	.34	.024	7	31.3	.43	62	.080	2	1.19	.009	.03	.1	.01	2.5	<.1	<.05	5	<.5	15.0
L5800N 9800E	7.6	45.2	10.0	49	.1	12.0	4.4	214	2.31	5.1	.7	3.2	.9	66	.2	.2	.3	64	.38	.042	20	37.0	.31	76	.133	2	1.16	.019	.04	.3	.02	1.6	<.1	<.05	16	<.5	15.0
L5800N 9820E	3.2	65.8	4.2	38	.3	20.4	8.6	206	2.01	1.4	.4	4.7	.4	38	.1	.1	.1	60	.26	.047	7	42.8	.50	69	.073	2	1.45	.010	.04	.1	.03	1.9	<.1	<.05	5	.5	15.0
L5800N 9840E	2.4	29.1	3.9	34	.1	12.2	7.2	312	2.20	1.3	.4	3.8	.6	29	.1	.1	.1	59	.26	.023	6	30.9	.37	52	.085	1	.94	.010	.03	.1	.02	2.0	<.1	<.05	4	<.5	15.0
L5800N 9860E	3.7	74.0	4.9	32	.1	18.6	10.2	274	2.18	1.7	.4	4.6	.5	35	.1	.1	.1	63	.24	.047	7	32.2	.41	51	.105	3	1.55	.010	.04	.1	.03	2.1	.1	<.05	6	.5	15.0
L5800N 9900E	2.3	85.6	2.6	28	.1	45.7	10.6	142	1.63	.8	.2	2.2	.1	17	<.1	<.1	.1	57	.12	.034	1	43.2	.76	59	.185	2	1.50	.012	.11	.1	.02	.7	.1	<.05	7	<.5	15.0
L5800N 9920E	1.6	31.8	10.8	33	.1	15.0	6.8	245	2.31	1.8	.4	4.8	.5	34	.1	.2	.1	68	.27	.024	7	38.3	.52	41	.110	3	1.23	.009	.04	.1	.02	2.8	<.1	<.05	6	<.5	15.0
L5800N 9940E	2.5	37.3	5.5	25	.1	9.9	4.4	142	1.87	1.3	.3	6.2	.5	44	.1	.1	.1	71	.20	.021	5	30.1	.26	32	.128	2	1.01	.008	.02	.1	.02	1.5	<.1	<.05	7	<.5	15.0
L5800N 9960E	21.4	497.9	10.9	118	.1	74.0	29.3	748	4.99	3.1	1.0	3.2	.7	46	.2	.1	.2	121	.33	.052	12	72.3	1.18	166	.035	5	4.31	.013	.10	.2	.02	4.8	.1	<.05	17	.5	7.5
L5800N 9980E	8.8	93.1	3.1	56	<.1	17.7	6.9	252	2.56	.7	.2	2.9	.2	55	.1	.1	.1	110	.24	.028	4	42.6	1.27	69	.173	3	2.42	.008	.18	.1	.01	3.0	.1	<.05	12	<.5	15.0
L5800N 9995E	3.7	88.5	3.7	27	.1	8.1	5.3	112	1.23	.6	.3	34.4	<.1	176	<.1	.1	.1	41	.33	.035	3	15.8	.31	111	.038	2	1.03	.015	.05	<.1	.06	1.6	<.1	<.05	5	<.5	15.0
L5800N 10025E	2.3	66.1	5.7	56	.1	25.1	10.3	395	2.74	1.6	.7	4.6	.7	52	.3	.1	.1	84	.30	.055	7	50.0	.63	79	.154	2	1.48	.012	.06	.1	.06	2.6	<.1	<.05	9	<.5	15.0
L5800N 10040E	1.1	12.4	6.6	33	.1	7.0	4.6	268	2.19	1.5	.3	11.9	.5	53	.1	.2	.2	80	.25	.035	6	31.4	.25	43	.145	4	.83	.008	.04	.1	.02	1.8	<.1	<.05	9	<.5	15.0
L5800N 10060E	.4	4.2	2.6	142	.1	32.5	18.8	1448	3.98	<.5	.3	460.8	.4	78	.1	<.1	<.1	109	.41	.052	3	99.3	2.11	61	.129	3	2.61	.014	.19	.2	.01	3.9	.1	<.05	13	<.5	15.0
L5800N 10080E	2.8	13.1	6.4	43	.1	10.5	5.0	223	2.40	1.6	.4	246.1	.6	86	.1	.2	.3	78	.32	.026	7	35.8	.33	69	.121	3	1.12	.010	.04	.1	.02	2.0	<.1	<.05	8	<.5	15.0
L5850N 9500E	1.1	41.7	6.7	25	.2	2.5	1.8	101	1.14	.5	.5	1.1	<.1	61	.1	.1	.1	42	.59	.039	11	9.5	.20	51	.023	1	1.53	.006	.04	.1	.04	.9	<.1	<.05	9	<.5	15.0
L5850N 9520E	2.3	63.0	9.2	104	.1	20.6	10.6	512	3.98	2.7	1.0	1.7	1.3	69	.2	.1	.2	86	.72	.053	15	41.8	.86	67	.160	4	2.02	.012	.06	.1	.03	2.8	.1	<.05	13	.5	15.0
L5850N 9540E	5.9	94.6	13.2	198	.2	22.6	19.6	1225	6.85	1.5	.7	1.6	1.2	55	.2	.1	.2	164	.43	.041	10	38.2	1.63	45	.164	2	3.33	.010	.06	.1	.03	2.2	.1	<.05	16	<.5	15.0
L5850N 9560E	4.9	166.1	8.9	111	.3	19.8	14.7	682	5.76	3.4	1.4	2.7	1.1	65	.1	.1	.2	150	.78	.132	20	31.6	1.21	50	.111	4	3.07	.016	.11	.2	.04	4.2	.1	<.05	15	.6	15.0
L5850N 9580E	2.6	131.1	8.1	139	.1	14.7	14.2	625	5.15	1.4	.5	2.3	.7	67	.1	.1	.2	161	.45	.078	11	23.8	1.23	53	.175	3	2.49	.017	.07	.1	.02	1.5	.1	<.05	17	<.5	15.0
RE L5850N 9580E	2.5	132.5	8.1	141	.1	14.8	14.1	621	5.05	1.5	.6	1.7	.7	66	.1	.1	.2	157	.44	.078	11	23.0	1.24	52	.169	5	2.47	.017	.07	.1	.01	1.5	.1	<.05	16	<.5	15.0
L5850N 9600E	2.3	61.8	6.3	95	.2	24.8	11.0	461	3.05	1.3	.5	3.3	.6	105	.1	.1	.2	88	.59	.044	8	48.4	1.06	104	.130	3	1.86	.016	.07	.1	.02	2.9	.1	<.05	9	<.5	15.0
L5850N 9620E	2.2	50.1	4.7	82	.1	25.4	16.2	1078	2.68	1.0	.3	15.8	.2	95	.3	.1	.1	88	.63	.064	6	50.9	.87	94	.093	5	1.45	.022	.09	.1	.02	2.6	.1	<.05	8	<.5	15.0
L5850N 9640E	1.7	107.8	6.0	104	.2	30.6	17.9	713	4.89	1.2	.4	1.9	.5	65	.1	.1	.1	138	.50	.107	9	48.7	1.43	97	.122	3	2.97	.017	.13	.1	.02	3.1	.1	<.05	13	<.5	15.0
L5850N 9660E	1.9	32.2	6.1	47	.2	19.8	8.7	245	2.72	1.5	.4	10.1	.3	74	.3	.1	.2	90	.31	.045	5	52.6	.66	103	.139	2	1.61	.014	.05	.1	.04	2.6	<.1	<.05	11	<.5	15.0
L5850N 9680E	1.2	30.0	5.2	43	.1	23.0	9.2	267	3.49	1.8	.3	4.1	.4	66	.1	.1	.1	107	.42	.065	4	60.5	.68	72	.140	5	1.78	.011	.04	.1	.03	2.4	<.1	<.05	11	<.5	15.0
L4850N 9760E	.5	43.5	2.9	27	.1	13.8	8.4	260	2.24	2.0	.4	3.2	.8	57	<.1	.1	.1	68	.41	.051	8	33.8	.44	109	.081	2	1.41	.014	.04	.1	.02	2.8	<.1	<.05	4	<.5	15.0
L4850N 9780E	.7	45.9	3.3	31	.1	14.1	8.4	296	2.06	2.0	.4	5.9	.4	47	.1	.1	.1	63	.36	.057	8	31.2	.46	89	.073	2	1.58	.019	.04	.1	.01	2.3	<.1	<.05	5	<.5	15.0
L4850N 9800E	.9	74.4	3.6	35	.1	15.9	9.9	273	2.21	1.7	.3	14.2	.6	78	.1	.1	.1	67	.42	.066	7	32.4	.57	93	.080	3	1.61	.022	.06	.1	.01	2.8	.1	<.05	4	.5	15.0
L4850N 9820E	.9	59.4	3.4	35	.1	15.7	8.3	294	2.01	1.9	.4	3.9	.5	65	.1	.1	.1	61	.37	.067	8	29.7	.53	112	.074	3	1.74	.017	.04	.1	.02	2.7	<.1	<.05	4	.5	15.0
L4850N 9840E	1.3	65.2	2.6	37	.1	15.5	8.8	219	2.23	1.4	.4	65.8	.4	120	.1	.1	<.1	68	.33	.046	6	29.2	.66	274	.086	2	2.47	.023	.04	.1	.04	2.4	<.1	<.05	6	.6	15.0
L4850N 9860E	.9	49.7	3.6	35	.1	13.4	8.0	255	2.26	1.9	.4	4.2	.3	40	.1	.1	.1	63	.26	.054	7	27.4	.49	93	.073	3	1.80	.020	.04	.1	.03	1.6	<.1	<.05	7	.5	15.0
L4850N 9880E	1.4	61.2	3.7	40	.1	13.7	8.7	268	2.24	1.8	.5	2.6	.3	38	.1	.1	.1	60	.26	.059	7	27.3	.46	69	.067	3	1.73	.020	.04	.2	.04	1.8	<.1	<.05	6	.7	15.0
L4850N 9900E	1.3	65.8	2.7	39	<.1	20.1	10.6	355	2.20	1.1	.3	612.4	.3	35	.1	.1	.1	66	.26	.035	4	33.4	.67	70	.097	4	1.42	.022	.07	.1	.02	1.8	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.7	124.4	29.9	148	.3	24.5	10.5	708	2.86	21.3	6.7	49.6	3.1	40	6.1	3.6	5.0	58	.85	.076	17	181.6	.59	162	.082	18	1.95	.070	.16	3.4	.22	3.6	1.7	<.05	6	4.7	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430 Page 3

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4850N 9920E	1.9	81.4	3.4	48	.1	15.4	14.5	812	2.20	1.3	.5	3.8	.2	41	.2	.1	.1	64	.25	.080	5	27.3	.59	109	.073	3	2.02	.019	.09	.1	.04	1.6	.1	.06	5	.7	15
L4850N 9940E	1.3	74.0	2.8	36	.1	14.9	9.8	262	2.18	1.2	.4	7.4	.2	46	.1	.1	.1	71	.29	.064	4	28.7	.52	104	.068	4	1.67	.026	.06	.1	.03	1.5	<.1	<.05	5	.6	15
L4900N 9500E	.6	41.0	3.3	36	.1	9.4	6.5	293	2.17	1.5	.4	2.0	.4	38	<.1	.1	.1	65	.37	.049	8	23.3	.43	61	.058	1	1.20	.010	.02	.1	.02	2.0	<.1	<.05	5	.5	15
L4900N 9520E	.4	41.9	2.8	30	.1	9.4	7.3	317	2.16	1.1	.4	4.4	.8	42	<.1	.1	.1	73	.45	.041	9	26.8	.41	57	.092	3	1.11	.011	.03	.1	.02	2.5	<.1	<.05	4	.5	15
L4900N 9540E	.3	60.0	3.7	31	.1	10.2	6.2	242	2.26	1.2	.4	31.0	.3	39	.1	.1	.1	66	.28	.034	8	27.7	.40	55	.078	3	1.19	.011	.02	.1	.01	1.9	<.1	<.05	5	<.5	15
L4900N 9560E	.4	72.2	3.2	45	.1	11.6	7.9	298	2.46	2.0	.4	2.2	.3	32	.1	.1	.1	71	.25	.052	8	26.4	.47	65	.073	6	1.79	.011	.04	.1	.03	1.9	<.1	<.05	5	<.5	15
L4900N 9580E	.4	100.9	3.4	36	.1	14.7	10.2	294	2.59	2.0	.4	6.9	.3	64	.1	.1	.1	71	.31	.049	7	34.7	.56	94	.067	2	1.95	.014	.04	.1	.03	2.2	<.1	<.05	5	.5	15
L4900N 9600E	.5	57.4	3.6	34	.1	11.3	8.1	246	2.33	2.1	.4	8.1	.4	45	.1	.1	<.1	71	.30	.056	7	28.2	.45	73	.087	3	1.82	.012	.04	.1	.03	2.2	<.1	<.05	4	<.5	15
L4900N 9620E	.4	46.2	2.6	25	.1	13.2	7.2	223	1.90	2.0	.3	4.8	.7	40	.1	.1	<.1	60	.28	.033	7	29.3	.37	71	.080	2	1.41	.011	.03	.1	.02	2.5	<.1	<.05	3	<.5	15
L4900N 9640E	.4	57.2	2.6	27	<.1	17.5	8.1	213	1.97	1.9	.3	5.6	.8	45	.1	.1	<.1	59	.29	.039	6	34.1	.47	116	.081	3	1.73	.011	.03	.1	.03	2.5	<.1	<.05	4	<.5	15
L4900N 9660E	.7	45.1	3.1	31	<.1	13.0	7.2	285	2.06	2.0	.4	2.7	.7	42	<.1	.1	<.1	64	.34	.055	7	30.5	.42	74	.087	3	1.35	.012	.04	.1	.02	2.6	<.1	<.05	4	<.5	15
L4900N 9680E	.6	61.4	3.6	38	.1	18.0	9.4	373	2.22	2.5	.3	9.7	1.2	51	.1	.1	.1	67	.36	.079	9	36.2	.55	105	.093	3	1.59	.014	.05	.1	.02	3.4	<.1	<.05	4	<.5	15
L4900N 9700E	.4	51.4	3.1	33	.1	19.1	9.4	317	2.19	2.1	.4	2.5	1.0	48	.1	.1	.1	68	.36	.065	8	36.8	.54	106	.097	3	1.60	.013	.05	.1	.02	3.2	<.1	<.05	4	<.5	15
L4900N 9720E	1.0	52.1	3.5	34	.1	18.2	7.8	268	2.03	1.9	.4	3.8	.7	47	.1	.1	.1	62	.33	.077	8	38.7	.51	100	.079	2	1.60	.012	.04	.1	.02	3.0	<.1	<.05	5	<.5	15
L4900N 9740E	.5	63.5	3.5	35	.1	16.1	8.2	264	2.10	2.0	.4	7.8	.9	82	.1	.1	.1	63	.37	.077	8	32.7	.52	114	.085	3	1.62	.014	.05	.1	.02	3.2	<.1	<.05	4	<.5	15
L4900N 9760E	.4	62.0	2.4	26	.1	16.9	9.5	250	2.06	1.8	.4	7.1	1.0	59	.1	.1	<.1	66	.41	.053	7	31.3	.47	90	.089	3	1.48	.020	.04	.1	.01	3.0	<.1	<.05	3	<.5	15
RE L4900N 9760E	.5	63.4	2.6	26	.1	16.6	9.6	259	2.05	1.9	.3	3.7	1.0	60	.1	.1	<.1	65	.41	.054	7	31.6	.48	87	.091	2	1.51	.020	.04	.1	.02	3.0	<.1	<.05	3	<.5	15
L4900N 9780E	.6	29.8	2.6	23	.1	11.6	6.5	210	2.08	2.0	.4	4.9	.7	32	.1	.1	<.1	65	.32	.051	7	31.0	.36	75	.081	2	1.74	.011	.02	.1	.04	2.8	<.1	<.05	4	<.5	15
L4900N 9800E	.7	50.8	2.4	26	.1	14.5	7.9	187	2.07	1.8	.4	19.4	.7	34	.1	.1	<.1	58	.31	.063	6	29.9	.43	84	.072	3	2.28	.012	.02	.1	.04	2.7	<.1	<.05	4	.6	15
L4900N 9820E	1.3	56.4	3.3	31	.1	17.9	8.6	212	2.25	1.7	.4	2.6	.6	52	.1	.1	.1	70	.28	.048	5	33.5	.55	124	.106	4	2.36	.021	.04	.1	.04	2.5	<.1	<.05	6	.6	15
L4900N 9840E	1.3	72.8	2.8	34	.1	14.2	8.7	216	2.26	1.4	.3	3.5	.4	37	.1	.1	<.1	80	.31	.058	5	27.3	.57	108	.102	3	1.67	.018	.09	.1	.03	2.1	.1	<.05	4	<.5	15
L4900N 9860E	1.9	91.1	3.6	35	.1	15.7	9.5	258	2.52	1.8	.4	3.1	.5	39	.1	.1	.1	82	.39	.076	6	32.1	.53	77	.084	3	1.86	.032	.05	.1	.02	2.3	.1	<.05	5	.6	15
L4900N 9880E	2.6	82.1	3.9	40	.1	16.4	11.7	359	2.43	2.1	.5	5.3	.8	56	<.1	.1	.1	76	.39	.068	8	32.3	.62	123	.102	4	2.02	.025	.07	.2	.02	2.9	.1	<.05	5	.5	15
L4900N 9900E	2.8	96.1	3.2	42	.1	17.0	13.4	367	2.45	1.7	.4	5.3	.5	56	.1	.1	.1	77	.37	.074	6	29.1	.69	103	.099	2	1.89	.025	.12	.2	.01	2.5	.1	<.05	5	<.5	15
L4900N 9920E	1.6	123.6	2.6	43	.1	16.5	16.3	353	2.71	1.3	.3	15.6	.7	90	.1	.1	<.1	99	.38	.081	4	31.5	.90	175	.150	3	2.12	.024	.29	.2	.02	2.5	.2	<.05	5	<.5	15
L4900N 9940E	1.2	83.2	3.1	38	<.1	17.2	12.4	276	2.56	1.4	.4	2.7	.7	55	.1	.1	.1	98	.34	.074	5	34.4	.60	108	.100	2	1.70	.022	.10	.1	.01	2.5	.1	<.05	4	.5	15
L4900N 9960E	5.1	101.8	3.0	37	.1	19.5	12.8	292	2.36	1.7	.5	18.2	.6	70	.1	.1	.1	79	.38	.074	6	32.0	.73	127	.112	3	2.28	.024	.10	.1	.02	2.5	.1	<.05	6	.7	15
L4900N 9980E	4.0	136.4	3.7	36	.1	25.5	19.5	302	2.40	1.2	.7	6.8	.8	83	.1	.1	.1	75	.52	.059	6	39.1	.65	106	.109	2	1.74	.027	.08	.2	.02	2.8	.1	<.05	4	.6	15
L4900N 10000E	3.5	77.0	4.0	38	<.1	16.9	12.3	320	1.94	1.4	.7	4.6	.4	56	.1	.1	.1	60	.33	.063	7	32.7	.46	76	.066	3	1.66	.014	.03	.1	.02	2.4	<.1	<.05	4	.7	15
L4900N 10020E	2.9	134.1	3.1	27	.1	17.2	6.9	255	1.97	2.0	.9	4.6	.9	39	.1	.1	.1	59	.39	.059	9	31.4	.38	61	.071	4	1.22	.010	.03	.1	.02	2.7	<.1	<.05	3	.5	15
L4900N 10040E	.6	32.9	3.6	35	.1	13.1	6.1	250	2.03	1.8	.5	11.7	.5	66	.1	.1	.1	53	.27	.052	9	30.9	.38	68	.053	4	2.03	.011	.03	.1	.04	2.2	<.1	<.05	4	.5	15
L4900N 10060E	.6	30.6	3.7	25	.1	15.2	6.1	202	2.25	1.8	.4	22.7	.4	31	.1	.1	.1	67	.28	.043	7	43.1	.45	64	.087	3	1.80	.009	.02	.1	.03	2.8	<.1	<.05	5	.5	15
L4900N 10080E	.4	24.1	3.8	36	.1	15.2	6.8	271	2.06	2.0	.4	10.0	.9	40	.1	.1	.1	65	.31	.062	8	35.8	.44	66	.089	7	1.65	.011	.03	.1	.02	3.2	<.1	<.05	4	<.5	15
L6100N 9960E	3.0	265.5	4.9	63	.2	42.4	11.8	424	2.48	1.3	1.3	12.1	.3	75	.2	<.1	.2	63	.90	.082	8	44.9	.71	134	.052	11	2.27	.015	.08	.1	.09	3.0	.1	<.05	5	1.1	1
STANDARD DS6	12.1	124.8	30.4	147	.3	24.8	10.9	705	2.87	21.9	6.8	50.3	3.2	36	6.2	3.4	5.1	58	.87	.078	15	183.9	.59	164	.076	18	1.96	.073	.16	3.4	.22	3.5	1.8	<.05	6	4.8	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L6100N 9980E	2.8	96.7	2.9	43	<.1	37.2	10.5	247	2.09	1.1	.3	6.5	.6	41	.1	<.1	.1	57	.29	.027	4	59.4	.79	46	.083	6	1.33	.014	.04	.3	.05	2.8	<.1	<.05	4	<.5	7.5
L6100N 10000E	5.3	290.2	6.2	77	.2	80.7	23.7	1107	4.56	1.2	1.7	273.8	.6	52	.3	<.1	.4	159	.91	.064	9	186.8	2.39	82	.076	14	3.06	.006	.09	.1	.07	17.8	.2	<.05	9	1.7	1.0
L6100N 10030E	4.6	258.3	5.8	78	.3	37.2	22.5	993	3.82	1.0	1.4	64.6	.5	88	.4	.1	.2	104	1.09	.088	7	67.8	1.08	87	.067	6	2.25	.011	.07	.1	.05	5.4	.1	<.05	8	1.1	15.0
L6100N 10100E	13.0	83.8	4.5	94	.2	18.6	17.8	1233	5.83	6.9	6.2	4.3	1.6	72	.1	.1	.1	111	.77	.134	16	30.0	1.07	106	.091	11	2.12	.011	.08	.1	.11	4.3	.1	<.05	7	.8	1.0
L6150N 10040E	3.2	88.0	6.5	43	.2	19.7	10.4	446	2.88	2.6	1.2	16.0	.8	43	.2	.1	.2	61	.43	.046	15	31.6	.45	75	.094	10	1.69	.010	.05	.2	.09	2.6	<.1	<.05	8	1.0	1.0
L6150N 10060E	1.7	127.5	4.4	41	.5	20.4	7.5	286	2.41	1.7	1.6	10.4	1.0	47	.1	.1	.1	60	.54	.038	12	41.3	.53	62	.087	3	1.43	.012	.05	.1	.09	4.0	<.1	<.05	5	.8	15.0
L6150N 10080E	56.1	217.9	5.8	73	.4	19.3	12.3	941	8.55	3.8	9.7	10.1	2.2	78	<.1	.1	.1	105	.94	.122	28	37.7	.76	175	.068	9	2.38	.012	.08	.2	.17	6.2	.1	<.05	8	2.4	7.5
L4550N 10120E	2.1	58.3	9.8	44	.1	19.7	8.0	443	2.39	2.8	1.7	17.0	1.1	51	.1	.1	.2	58	.49	.045	13	32.4	.49	101	.051	3	1.69	.011	.05	.1	.03	3.2	<.1	<.05	6	.8	15.0
L4550N 10140E	1.6	86.6	3.0	32	.1	24.0	12.3	246	1.96	1.6	.7	7.1	.6	78	.1	.1	.2	61	.47	.066	6	38.5	.58	97	.080	4	1.70	.024	.05	.2	.02	2.7	<.1	<.05	4	.5	15.0
L4550N 10160E	1.1	26.9	4.4	31	.1	13.8	5.6	233	1.82	2.1	.5	30.0	.7	44	.1	.1	.1	51	.27	.043	9	29.1	.38	68	.071	3	1.65	.010	.03	.1	.02	2.6	<.1	<.05	5	<.5	15.0
L4550N 10180E	.3	17.1	3.6	37	.1	12.4	5.3	246	1.75	1.6	.3	4.2	.4	75	.1	.1	.1	52	.28	.044	7	27.6	.41	71	.065	4	1.69	.012	.03	.1	.02	2.2	<.1	<.05	5	<.5	15.0
L4600N 9500E1	.9	47.1	5.6	47	.1	12.7	9.7	374	2.39	2.3	.7	3.2	.2	26	.1	.1	.1	61	.18	.067	8	43.6	.37	55	.061	3	1.92	.011	.04	<.1	.03	1.4	.1	<.05	7	.6	15.0
L4600N 9500E2	.6	37.1	4.3	32	.1	8.6	5.8	281	2.03	1.4	.4	15.6	.1	32	.1	.1	.1	62	.18	.062	7	23.7	.30	58	.054	4	1.53	.010	.03	<.1	.03	.8	<.1	<.05	6	<.5	15.0
L4600N 9520E	.9	60.9	4.6	44	.2	21.0	12.0	466	2.53	1.6	.6	.7	.2	29	.1	.1	.1	71	.17	.072	8	41.8	.71	78	.084	3	2.13	.017	.05	.1	.03	1.3	.1	.06	8	.5	15.0
L4600N 9540E	.3	17.6	2.7	24	.1	9.0	4.9	183	1.95	2.1	.3	3.1	.4	32	.1	.1	<.1	59	.27	.049	7	25.1	.31	54	.068	3	1.37	.009	.02	.1	.02	1.9	<.1	<.05	4	<.5	15.0
L4600N 9560E	.3	34.1	2.8	25	.1	9.8	5.4	192	1.91	1.7	.3	6.6	.2	33	.1	.1	.1	60	.23	.047	6	25.8	.30	59	.059	3	1.22	.009	.03	.1	.03	1.7	<.1	<.05	4	<.5	15.0
L4600N 9580E	1.3	22.0	6.4	42	.1	19.7	7.2	406	2.61	3.6	.8	4.9	.3	29	.1	.2	.2	57	.16	.076	14	54.2	.43	69	.069	3	1.97	.013	.04	.1	.04	1.4	.1	<.05	10	.5	15.0
L4600N 9600E	.9	33.3	4.3	35	.1	13.5	7.2	309	2.24	2.3	.4	35.8	.8	44	.1	.1	.1	64	.36	.070	10	30.9	.42	62	.070	2	1.40	.012	.04	.1	.02	2.4	<.1	<.05	5	<.5	15.0
L4600N 9620E	1.1	49.7	3.5	33	.1	15.7	8.8	333	2.04	1.8	.4	3.3	.5	46	.1	.1	.1	60	.30	.049	7	30.8	.46	74	.065	1	1.35	.013	.03	.1	.02	2.5	<.1	<.05	4	<.5	15.0
L4600N 9640E	1.0	50.8	2.7	26	<.1	15.1	6.9	222	1.87	1.7	.3	13.0	.4	44	.1	.1	.1	58	.28	.042	6	33.3	.44	66	.074	2	1.34	.011	.03	.1	.02	2.1	<.1	<.05	3	<.5	15.0
RE L4600N 9640E	.9	48.3	2.5	25	<.1	14.4	6.5	213	1.76	1.3	.3	4.9	.4	43	<.1	.1	.1	57	.28	.038	6	30.4	.42	61	.074	2	1.23	.011	.03	.1	.01	2.0	<.1	<.05	3	<.5	15.0
L4600N 9660E	1.2	32.2	5.9	44	.1	17.9	6.9	255	2.17	2.9	.5	55.2	.4	25	.1	.2	.1	51	.17	.053	9	33.0	.41	77	.050	3	1.93	.008	.03	.1	.04	2.4	.1	<.05	5	.5	15.0
L4600N 9680E	1.3	88.4	3.4	41	.1	17.2	11.0	375	2.19	1.7	.4	6.4	.2	62	.1	.1	.1	64	.33	.083	6	29.6	.60	108	.068	3	1.92	.018	.06	.1	.03	2.1	.1	<.05	5	.5	15.0
L4600N 9700E	.7	69.1	2.7	39	<.1	16.0	11.1	331	2.16	1.6	.3	6.6	.6	83	.1	.1	<.1	65	.42	.071	6	29.4	.57	118	.079	2	1.70	.021	.04	.1	.01	2.7	<.1	<.05	4	<.5	15.0
L4600N 9720E	.4	102.8	1.9	29	<.1	15.9	10.3	223	1.88	1.1	.3	2.1	.4	70	.1	.1	<.1	62	.34	.050	4	26.3	.56	80	.067	2	1.54	.019	.03	.1	.01	2.2	<.1	<.05	4	<.5	15.0
L4600N 9740E	.6	52.2	3.6	31	.1	12.5	7.9	322	1.99	1.5	.3	2.5	.1	53	<.1	.1	.1	58	.27	.061	5	23.7	.45	97	.044	2	1.82	.020	.03	.1	.05	1.7	.1	<.05	5	.5	15.0
L4600N 9760E	.8	70.3	3.2	35	.1	17.5	12.0	362	2.15	1.7	.3	3.5	.2	60	.1	.1	.1	61	.35	.069	6	26.6	.58	114	.054	3	2.19	.024	.04	.1	.03	1.9	.1	<.05	5	.5	15.0
L4600N 9780E	.6	33.4	4.4	40	.1	13.8	7.8	299	2.19	2.1	.4	6.6	.2	39	.2	.1	.1	62	.25	.059	8	30.2	.45	99	.063	3	2.08	.012	.03	.2	.03	2.1	<.1	<.05	6	.6	15.0
L4600N 9800E	.5	38.2	3.0	33	.1	14.9	8.2	247	2.00	1.8	.3	3.7	.5	40	.1	.1	<.1	62	.29	.043	6	29.0	.49	112	.076	2	1.76	.015	.03	.1	.03	2.4	<.1	<.05	4	<.5	15.0
L4600N 9840E	.7	85.1	3.5	48	.1	22.2	11.5	358	2.23	1.7	.3	3.0	.4	81	.1	.1	.1	68	.32	.107	5	35.7	.80	136	.083	2	1.99	.020	.13	.1	.02	2.2	.1	<.05	5	<.5	15.0
L4600N 9860E	.8	82.2	3.7	38	.1	16.9	8.1	230	1.93	1.6	.4	1.1	.1	60	.1	.1	.1	57	.26	.145	5	30.1	.64	107	.050	3	1.79	.022	.10	<.1	.03	1.2	.1	<.05	5	.7	15.0
L4600N 9880E	1.2	58.9	2.9	32	.1	12.7	7.4	283	1.90	1.8	.3	5.3	.2	49	.1	.1	.1	62	.29	.065	5	26.1	.45	85	.061	2	1.44	.021	.04	.1	.03	1.6	<.1	<.05	4	.5	15.0
L4600N 9900E	1.0	58.1	2.7	35	.1	14.8	8.9	332	2.09	1.5	.3	5.1	.3	58	.1	.1	<.1	65	.31	.050	5	27.5	.55	93	.083	4	1.70	.021	.05	.1	.02	1.9	<.1	<.05	5	<.5	15.0
L4600N 9920E	.7	69.0	2.1	27	<.1	14.6	9.3	259	1.90	1.1	.2	2.9	.3	76	.1	.1	<.1	64	.32	.050	4	25.1	.51	112	.088	2	1.50	.021	.08	.1	.02	2.0	<.1	<.05	4	.5	15.0
STANDARD DS6	12.0	125.5	31.1	150	.3	25.4	11.0	718	2.88	22.2	6.8	48.0	3.2	42	6.1	3.4	5.1	57	.87	.078	14	185.1	.59	167	.077	19	1.93	.074	.16	3.3	.22	3.5	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4600N 9940E	1.4	70.4	2.7	39	.1	14.3	8.7	280	2.01	1.4	.4	3.5	.2	57	.1	.1	<.1	58	.28	.055	4	22.5	.44	96	.055	7	1.46	.021	.05	.1	.03	1.1	<.1	<.05	5	<.5	15.0
L4600N 9960E	1.7	115.6	3.0	35	<.1	15.5	13.5	410	2.05	2.1	.4	3.8	.5	61	.1	.1	.1	52	.25	.054	5	21.2	.39	90	.057	5	1.64	.020	.05	.2	.02	1.5	<.1	<.05	5	<.5	15.0
L4600N 9980E	.6	162.5	1.7	32	<.1	43.0	13.5	183	1.64	1.2	.4	1.7	.7	87	<.1	.1	<.1	46	.31	.044	3	56.0	.85	102	.122	2	1.39	.014	.09	.3	.01	1.3	<.1	<.05	3	<.5	15.0
L4600N 10000E	1.8	110.8	2.1	35	.1	20.5	8.4	172	1.67	1.5	.5	3.7	.5	72	.1	.1	<.1	51	.40	.049	4	28.6	.44	84	.064	5	1.21	.018	.06	.2	.02	1.9	<.1	<.05	3	.5	15.0
L4600N 10020E	2.2	50.0	2.0	33	.1	14.7	9.7	379	1.64	1.0	.4	3.0	.2	57	.1	.1	<.1	50	.34	.042	4	26.2	.43	92	.061	4	.97	.021	.04	.1	.02	1.4	<.1	<.05	3	<.5	15.0
L4600N 10040E	3.5	106.2	3.4	50	.2	26.2	9.9	269	2.03	1.1	1.4	10.3	.3	64	.1	.1	.1	63	.49	.062	6	51.9	.69	83	.075	5	1.71	.023	.06	.1	.04	2.5	.1	<.05	5	1.0	15.0
L4600N 10060E	2.7	122.0	3.2	41	<.1	38.4	10.3	219	2.07	1.5	1.1	2.6	.4	41	.1	.1	.1	55	.40	.052	6	35.7	.63	52	.093	4	1.47	.017	.03	.1	.01	1.7	<.1	<.05	6	.7	7.5
L4600N 10080E	1.9	78.2	3.1	36	.1	20.9	10.4	343	2.02	1.7	.5	2.7	.4	71	.1	.1	.1	59	.37	.061	5	34.1	.55	90	.067	4	1.54	.021	.06	.2	.02	1.9	<.1	<.05	5	.6	15.0
L4600N 10100E	3.6	58.8	5.5	37	.1	11.9	7.7	295	2.98	3.1	2.2	35.6	.2	52	<.1	.1	.2	88	.42	.083	16	21.4	.44	75	.037	4	1.62	.014	.03	.1	.02	1.6	<.1	<.05	6	.7	15.0
L4600N 10120E	3.8	44.2	6.6	53	<.1	14.0	7.4	458	2.71	3.1	1.8	4.7	.4	58	.1	.1	.2	66	.33	.069	11	34.6	.47	93	.073	5	1.93	.013	.04	.1	.04	2.0	.1	.06	9	.8	15.0
L4600N 10140E	.3	14.9	4.0	40	.1	11.2	5.5	372	2.01	1.7	.3	11.8	.3	58	.1	.1	.1	54	.20	.042	7	28.9	.41	70	.063	4	1.62	.009	.03	.1	.02	1.7	<.1	<.05	5	<.5	15.0
L4650N 9500E	.2	19.7	2.9	26	<.1	7.0	4.4	200	1.91	1.7	.4	3.2	.2	30	<.1	.1	.1	54	.22	.040	8	21.9	.29	42	.060	3	1.09	.009	.02	.1	.02	1.5	<.1	<.05	4	<.5	15.0
L4650N 9520E	.2	19.8	2.4	23	<.1	7.8	4.9	189	1.84	2.0	.3	10.9	.6	33	.1	.1	<.1	56	.26	.040	7	22.0	.27	47	.068	2	1.11	.010	.02	.1	.02	1.8	<.1	<.05	3	<.5	15.0
L4650N 9540E	.4	19.2	3.1	27	.1	7.9	4.8	183	2.17	1.6	.3	3.4	.3	29	.1	.1	<.1	64	.21	.032	6	25.1	.30	38	.078	4	1.35	.009	.02	.1	.02	1.7	<.1	<.05	5	<.5	15.0
L4650N 9560E	.3	25.8	3.0	32	.1	8.7	5.5	215	2.11	1.8	.3	7.5	.7	31	.1	.1	<.1	60	.26	.044	7	25.4	.34	51	.073	3	1.32	.010	.02	.1	.02	1.9	<.1	<.05	4	<.5	15.0
L4650N 9580E	2.0	24.8	6.8	52	.1	9.6	5.5	437	2.97	5.6	1.1	7.4	1.1	24	.1	.3	.2	47	.18	.073	21	21.9	.31	70	.086	3	1.80	.023	.05	.3	.02	1.8	<.1	<.05	12	<.5	15.0
L4650N 9600E	.7	63.2	3.1	33	.1	11.7	7.5	268	2.34	1.4	.3	26.5	.5	46	.1	.1	<.1	73	.41	.072	7	32.6	.37	55	.066	1	1.09	.011	.04	.1	.02	2.2	<.1	<.05	3	.5	15.0
L4650N 9620E	1.7	69.5	3.4	41	.1	12.9	6.9	261	2.23	1.5	.6	4.9	.3	41	.1	.1	.1	54	.21	.043	7	31.7	.44	55	.065	4	1.63	.009	.03	.1	.02	1.7	<.1	<.05	5	.5	15.0
L4650N 9640E	1.6	55.5	1.9	31	.1	17.2	7.3	210	1.94	1.4	.5	3.1	.4	26	.1	.1	<.1	61	.22	.050	4	39.3	.58	48	.093	5	2.16	.011	.09	.1	.03	1.8	<.1	<.05	4	.8	15.0
L4650N 9660E	2.9	79.3	4.2	45	<.1	21.5	11.0	410	2.43	1.8	.5	3.0	.3	39	.2	.1	.1	56	.20	.042	6	41.3	.59	58	.078	3	1.56	.011	.03	.1	.02	1.8	<.1	<.05	7	.6	15.0
L4650N 9680E	1.5	59.1	4.5	36	<.1	17.4	7.2	275	2.12	2.3	.5	4.8	.4	39	.1	.1	.1	52	.22	.047	8	31.9	.47	81	.063	1	1.77	.010	.03	.1	.02	2.1	<.1	<.05	6	.7	15.0
L4650N 9700E	.8	146.5	3.4	45	.1	17.7	11.0	318	1.95	1.3	.4	3.5	.4	85	.1	.1	<.1	54	.41	.075	5	24.3	.64	97	.042	3	1.85	.024	.04	.1	.02	2.2	.1	<.05	4	<.5	15.0
L4650N 9720E	1.0	127.5	3.6	49	.1	18.3	11.3	331	2.15	1.7	.5	2.8	.5	179	.1	.1	.1	58	.42	.085	7	25.1	.66	150	.067	3	2.11	.030	.07	.1	.01	2.3	.1	<.05	5	.6	15.0
L4650N 9740E	1.0	71.0	2.5	26	.1	14.1	8.1	229	1.92	1.5	.3	2.7	.2	49	.1	.1	<.1	54	.26	.051	5	23.4	.47	96	.061	4	1.54	.017	.04	.1	.02	1.7	<.1	<.05	4	.5	15.0
RE L4650N 9740E	1.0	69.4	2.4	27	.1	13.9	8.4	232	1.92	1.3	.3	2.6	.2	47	<.1	.1	<.1	54	.26	.049	5	22.5	.45	97	.060	3	1.47	.016	.04	.1	.02	1.6	<.1	<.05	4	<.5	15.0
L4650N 9760E	.8	51.4	3.4	35	.1	13.0	7.7	307	1.93	1.5	.3	1.5	.1	38	.1	.1	.1	55	.21	.052	5	25.1	.40	90	.046	2	1.66	.013	.03	.1	.04	1.4	<.1	<.05	4	.5	15.0
L4650N 9780E	.9	27.7	3.7	30	.1	10.8	6.5	295	2.10	1.4	.3	5.9	.1	34	.1	.1	.1	69	.21	.036	5	27.9	.42	68	.056	2	1.38	.012	.02	.1	.03	1.6	<.1	<.05	5	.5	15.0
L4650N 9800E	.4	52.5	3.0	33	.1	15.0	8.9	285	2.02	2.0	.4	3.4	.6	54	.1	.1	.1	62	.34	.067	7	31.2	.47	108	.071	4	1.55	.016	.04	.1	.02	2.6	<.1	<.05	4	<.5	15.0
L4650N 9820E	.5	109.6	2.9	31	.1	17.1	11.1	329	2.09	1.7	.3	3.7	.9	141	.1	.1	<.1	62	.47	.072	6	27.0	.57	109	.075	2	1.58	.023	.08	.1	.02	3.0	.1	<.05	4	<.5	15.0
L4650N 9840E	.5	69.6	3.1	35	.1	14.0	8.9	276	2.04	1.6	.3	4.8	.7	70	.1	.1	<.1	62	.38	.082	6	26.7	.48	95	.057	2	1.36	.022	.05	.1	.01	2.3	<.1	<.05	4	<.5	15.0
L4650N 9860E	.7	50.1	4.4	38	.1	15.3	8.5	322	2.31	2.3	.4	24.7	.7	46	.1	.2	.1	66	.29	.059	8	30.1	.44	88	.060	7	1.49	.015	.04	.2	.02	2.5	<.1	<.05	5	<.5	15.0
L3850N 9720E	4.5	178.0	3.6	49	.2	20.5	8.7	276	2.99	1.9	1.0	23.5	.9	51	.1	.1	.1	85	.68	.096	10	37.4	.59	67	.081	5	1.62	.013	.03	.1	.05	2.8	<.1	<.05	6	1.0	15.0
L3850N 9740E	2.8	174.2	3.2	32	.1	19.3	9.8	246	2.31	1.9	.7	4.1	.8	39	<.1	.1	.1	62	.41	.039	9	34.5	.47	52	.080	3	1.34	.013	.03	.1	.02	2.5	<.1	<.05	5	.7	15.0
L3850N 9760E	1.5	126.3	1.9	28	.2	14.1	6.5	161	1.46	.8	.4	3.2	.2	34	.1	<.1	<.1	41	.33	.034	5	28.0	.45	27	.054	2	1.15	.016	.02	.1	.02	1.8	<.1	<.05	4	.6	15.0
STANDARD DS6	11.3	128.7	29.8	146	.3	24.1	10.4	685	2.78	20.8	6.5	46.9	2.9	41	5.8	3.4	4.8	55	.82	.074	14	183.5	.55	162	.077	17	1.83	.073	.15	3.7	.23	3.5	1.7	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3850N 9780E	1.7	201.5	3.9	49	.2	20.6	11.5	257	2.23	1.2	.8	3.4	.2	34	.2	.1	.1	55	.26	.068	9	34.6	.56	52	.054	7	2.13	.013	.03	.1	.03	1.5	<.1	<.05	6	.7	7.5
L3850N 9800E	2.6	477.0	14.7	47	.2	27.9	19.6	242	2.67	1.2	.8	6.8	.3	35	.1	.1	.1	62	.35	.068	6	37.3	.49	87	.041	5	2.07	.011	.04	.2	.03	1.8	<.1	<.05	6	.7	15.0
L3850N 9830E	1.0	105.8	2.0	26	.1	17.6	9.3	215	1.88	1.0	.3	7.4	.5	35	.1	.1	<.1	56	.31	.056	5	32.7	.53	52	.067	3	1.40	.013	.02	.1	.02	1.8	<.1	<.05	3	.5	15.0
L3850N 9840E	.9	90.5	1.8	21	<.1	14.1	7.0	170	1.73	1.1	.4	3.8	.7	42	.1	.1	<.1	56	.38	.054	7	27.4	.40	65	.072	4	1.22	.015	.02	.1	.01	2.0	<.1	<.05	3	<.5	15.0
L3850N 9860E	.9	68.9	2.2	32	.1	12.8	7.8	272	1.94	.8	.4	3.8	.1	31	.1	.1	<.1	61	.25	.042	4	28.6	.46	43	.065	5	1.40	.013	.02	.1	.02	1.3	<.1	<.05	4	.6	15.0
RE L3950N 9760E	.7	68.1	3.4	34	.1	13.3	8.6	314	1.95	.8	.4	1.8	.1	36	.1	.1	.1	61	.24	.045	5	27.3	.46	59	.055	3	1.48	.012	.02	.1	.03	1.1	<.1	<.05	5	<.5	15.0
L3850N 9880E	2.2	28.7	3.0	38	.1	10.5	10.3	858	1.42	.6	.3	3.9	.1	33	.1	.1	.1	45	.25	.039	4	25.8	.39	54	.054	4	.94	.010	.03	.1	.02	1.1	<.1	<.05	4	<.5	15.0
L3850N 9900E	1.4	29.7	3.1	34	.1	11.4	6.0	184	1.70	1.0	.4	1.5	.1	35	.1	.1	.1	51	.22	.046	6	24.9	.39	49	.056	4	1.54	.012	.03	.1	.03	1.1	<.1	<.05	7	<.5	7.5
L3850N 9920E	.7	26.3	4.2	36	.1	14.5	12.0	482	3.43	1.8	.3	5.7	.7	39	<.1	.1	.1	106	.34	.087	6	45.0	.41	90	.080	4	1.27	.011	.05	.1	.02	1.8	<.1	<.05	5	.5	7.5
L3850N 9940E	.9	25.6	1.7	19	<.1	10.1	4.6	131	1.09	<.5	.3	24.9	.1	24	.1	<.1	<.1	34	.28	.030	2	20.1	.30	28	.037	3	.67	.015	.02	.2	.01	.9	<.1	<.05	3	<.5	15.0
L3850N 9960E	.6	43.1	2.8	31	.2	15.2	7.0	203	2.18	1.3	.2	5.0	.4	31	.1	.1	.1	62	.27	.063	5	31.6	.53	50	.084	3	1.84	.015	.03	.1	.03	1.9	<.1	<.05	6	<.5	15.0
L3850N 9980E	.9	43.5	4.1	29	.2	17.9	6.7	173	2.26	1.2	.3	19.6	.2	30	.1	.1	.1	64	.25	.063	6	38.6	.49	62	.066	2	2.11	.012	.04	.2	.03	1.7	<.1	<.05	6	.7	15.0
L3850N 10000E	.8	54.3	3.5	34	.1	16.2	7.5	222	2.00	1.1	.3	9.2	.5	39	<.1	.1	.2	60	.33	.072	5	32.5	.54	81	.077	4	2.27	.020	.04	.2	.02	2.6	<.1	<.05	4	.5	15.0
L3850N 10020E	6.5	147.8	8.7	43	.3	18.8	17.3	1255	2.35	2.1	1.1	2.2	.3	34	.2	.2	.2	65	.36	.085	12	32.1	.42	74	.048	3	2.22	.014	.04	.4	.03	2.3	<.1	<.05	6	.9	15.0
L3900N 9600E	.3	35.6	2.2	30	.1	11.4	6.1	226	1.99	1.5	.4	9.4	.5	41	.1	.1	<.1	59	.34	.078	7	31.1	.38	59	.061	3	1.56	.010	.04	.1	.02	2.2	<.1	<.05	3	<.5	15.0
L3900N 9620E	.3	27.7	2.6	25	<.1	10.2	5.4	190	2.09	1.5	.3	9.8	.7	36	<.1	.1	<.1	61	.32	.061	7	32.1	.30	56	.072	2	1.57	.012	.02	.1	.02	2.6	<.1	<.05	3	<.5	15.0
L3900N 9640E	.4	32.8	3.1	27	.2	11.6	5.8	189	2.05	1.6	.4	2.8	.7	38	.1	.1	.1	60	.31	.060	9	32.2	.36	50	.082	2	1.64	.011	.02	.1	.02	2.4	<.1	<.05	5	<.5	15.0
L3900N 9660E	.3	24.8	2.1	22	<.1	10.2	5.0	161	1.98	1.3	.3	16.1	.7	35	<.1	.1	<.1	58	.29	.056	6	29.6	.29	57	.074	2	1.78	.011	.02	.1	.04	2.7	<.1	<.05	3	<.5	15.0
L3900N 9680E	3.9	451.8	3.6	40	.2	15.4	15.5	397	3.36	3.3	6.7	9.7	.4	115	.1	.1	.1	89	.98	.116	20	49.7	.34	88	.039	4	1.73	.016	.04	.1	.08	2.7	<.1	.07	5	1.8	15.0
L3900N 9720E	2.6	141.8	1.7	22	.1	18.5	6.4	155	1.65	.8	.4	223.9	.3	35	.1	<.1	<.1	48	.36	.042	5	31.1	.47	46	.064	2	1.55	.013	.02	.1	.03	2.0	<.1	<.05	3	.7	15.0
L3900N 9740E	1.2	55.3	2.2	25	.1	14.8	5.5	154	1.94	1.2	.5	8.1	.2	32	.1	.1	<.1	54	.28	.041	5	34.5	.40	44	.057	2	1.66	.013	.02	.1	.05	1.6	<.1	<.05	5	.6	15.0
L3900N 9760E	2.1	180.2	4.7	55	.2	21.8	11.5	286	2.34	1.2	.6	3.8	.1	35	.2	.1	.1	71	.25	.062	7	36.7	.64	60	.078	2	2.21	.014	.03	.1	.05	1.2	<.1	<.05	8	.5	15.0
L3900N 9780E	1.2	83.6	1.6	22	.1	15.1	6.9	168	1.68	1.0	.4	2.6	.3	36	<.1	<.1	<.1	50	.30	.031	5	27.2	.58	43	.072	2	1.62	.014	.02	.1	.04	2.1	<.1	<.05	3	.6	15.0
L3950N 9720E	3.8	89.3	4.3	53	.1	16.7	9.5	334	2.42	1.6	.5	10.1	.1	28	.1	.1	.1	65	.20	.061	7	34.5	.53	56	.084	2	1.79	.012	.04	.1	.06	1.3	<.1	<.05	8	.5	15.0
L3950N 9740E	.6	68.4	2.2	32	.1	16.2	7.3	201	1.96	1.6	.3	5.7	.6	38	.1	.1	<.1	60	.29	.054	6	32.7	.48	65	.071	4	1.68	.012	.03	.1	.02	2.2	<.1	<.05	3	.5	15.0
L3950N 9760E	.8	68.0	3.3	34	.1	13.6	8.4	306	2.00	1.2	.4	3.3	.1	35	.1	.1	.1	61	.24	.044	5	27.2	.46	64	.054	2	1.48	.012	.02	<.1	.02	1.1	<.1	<.05	5	.5	15.0
L3950N 9780E	.6	62.4	3.5	37	.1	12.6	7.0	257	1.84	1.1	.4	10.5	<.1	44	.1	.1	.1	59	.26	.050	6	27.6	.45	73	.049	3	1.41	.015	.03	.1	.02	.9	<.1	<.05	6	<.5	15.0
L3950N 9800E	.8	49.8	3.2	32	.2	10.8	6.0	187	2.03	1.3	.4	8.1	<.1	37	.1	.1	.1	57	.25	.058	6	26.2	.38	62	.050	7	1.51	.012	.03	<.1	.04	.9	<.1	<.05	6	<.5	15.0
L3950N 9820E	.6	58.1	2.2	32	.1	11.7	6.3	185	1.92	1.4	.3	6.0	.4	33	.1	.1	<.1	55	.26	.044	5	26.1	.45	58	.068	3	1.83	.011	.02	.1	.02	1.9	<.1	<.05	4	<.5	15.0
L3950N 9840E	.5	75.9	2.2	28	.1	12.8	5.7	157	2.01	1.3	.3	4.0	.3	27	.1	.1	<.1	54	.20	.041	5	26.2	.31	65	.046	2	1.74	.008	.02	.1	.03	1.5	<.1	<.05	4	<.5	15.0
L3950N 9860E	.5	44.8	2.6	25	.1	11.0	5.6	180	1.87	1.4	.3	17.5	.4	38	.1	.1	<.1	54	.28	.054	6	25.3	.37	74	.066	2	1.77	.013	.02	.1	.03	2.0	<.1	<.05	4	.5	15.0
L3950N 9880E	.5	50.4	2.9	26	.1	11.6	5.6	194	1.83	1.3	.3	4.8	.2	40	.1	.1	.1	55	.26	.049	6	27.1	.40	74	.068	2	1.73	.015	.02	.1	.02	1.8	<.1	<.05	5	<.5	15.0
L3950N 9900E	.5	40.7	2.5	28	.2	12.9	6.5	205	2.16	1.5	.3	3.6	.6	39	.1	.1	.1	64	.32	.059	5	30.1	.44	65	.089	2	1.93	.016	.03	.1	.03	2.4	<.1	<.05	5	<.5	15.0
L3950N 9920E	.5	98.4	1.7	23	.1	17.0	8.9	203	1.77	1.2	.3	2.2	.8	59	.1	<.1	<.1	53	.35	.073	5	27.5	.53	121	.072	2	2.10	.020	.05	.1	.02	2.6	<.1	<.05	3	.7	15.0
STANDARD DS6	11.3	122.9	29.8	147	.3	24.8	10.6	698	2.89	21.1	6.6	46.3	3.1	42	6.1	3.6	5.0	57	.87	.078	15	185.5	.57	163	.077	18	1.96	.074	.16	3.4	.22	3.4	1.7	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3950N 9940E	.5	51.8	2.6	27	.1	12.6	6.0	200	1.55	1.2	.2	3.3	.2	32	.1	.1	.1	46	.21	.056	4	23.4	.44	67	.056	6	1.42	.016	.04	.1	.02	1.4	<.1	<.05	4	<.5	1
L3950N 9960E	.8	89.3	3.3	34	.1	24.5	10.8	318	2.11	.8	.3	2.4	.3	39	.1	.1	.1	63	.27	.078	4	42.9	.66	91	.087	5	1.99	.016	.09	.4	.02	1.9	.1	<.05	4	.7	15
L3950N 9990E	1.5	96.6	6.3	32	.1	21.4	10.7	329	1.97	1.1	.7	11.5	.5	43	.1	.1	.1	64	.38	.068	5	36.8	.57	71	.074	5	1.48	.023	.07	.2	.01	2.3	<.1	<.05	4	<.5	15
L3950N 10000E	1.5	92.7	4.2	44	.1	20.1	10.5	464	2.08	1.1	.5	2.8	.2	45	.2	.1	.1	61	.37	.077	5	33.7	.60	91	.067	3	1.92	.023	.05	.1	.02	1.8	<.1	<.05	5	.5	15
L3950N 10020E	1.0	36.3	7.9	36	.3	14.6	6.5	277	2.10	1.5	.4	4.0	.1	31	.1	.1	.2	60	.20	.051	7	38.8	.47	53	.082	4	1.53	.016	.04	.1	.03	1.7	.1	<.05	9	.5	15
L3950N 10040E	1.0	84.6	5.0	30	.3	12.6	10.6	483	1.99	1.1	.8	58.7	.1	38	.1	.1	.1	61	.45	.067	8	34.2	.45	45	.054	3	1.48	.017	.05	.2	.03	2.4	<.1	<.05	4	.8	15
L3950N 10060E	1.6	52.6	2.5	32	.1	13.2	7.6	272	1.74	.7	.4	5.0	.1	43	.1	.1	.1	47	.42	.070	4	26.0	.49	49	.047	1	1.17	.018	.04	.1	.02	1.7	<.1	<.05	4	.5	15
L3950N 10080E	3.3	36.0	4.4	58	.1	13.8	10.6	600	1.98	.9	.3	2.8	.1	39	.2	.1	.2	55	.41	.074	5	28.2	.48	59	.056	4	1.14	.016	.05	.1	.01	1.4	<.1	<.05	5	<.5	15
L3950N 10100E	1.2	42.1	2.5	20	.1	9.8	6.9	194	1.40	1.6	1.3	28.8	.5	54	.1	<.1	.1	46	.45	.049	4	22.8	.37	38	.048	2	.88	.027	.03	.3	.01	1.9	<.1	<.05	2	<.5	15
L4000N 9500E	.2	24.8	2.8	64	<.1	63.1	15.5	623	3.39	2.0	.5	5.3	1.7	42	.1	.1	.1	107	.39	.107	10	197.9	1.67	85	.150	3	2.31	.011	.38	.1	.02	7.1	.1	<.05	7	<.5	15
L4000N 9560E	1.9	360.3	3.7	44	.4	29.7	10.8	228	2.18	1.6	5.6	16.3	.6	55	.1	.1	.1	68	.76	.128	21	51.8	.47	89	.044	2	2.02	.014	.04	.1	.10	2.9	.1	.06	5	1.5	15
L4000N 9580E	.7	197.9	2.9	36	.3	45.3	11.7	226	2.27	1.8	1.2	14.2	.6	55	.1	.1	.1	61	.67	.080	11	50.0	.50	60	.073	3	2.35	.016	.03	.1	.05	3.1	<.1	<.05	4	1.1	15
L4000N 9600E	.5	69.5	2.7	33	.1	14.4	6.9	235	1.94	1.1	.5	5.8	.2	40	.1	.1	<.1	55	.35	.042	6	31.4	.40	48	.069	2	1.21	.011	.02	.1	.02	1.6	<.1	<.05	5	<.5	15
L4000N 10000E	.9	67.5	3.4	30	.1	19.3	8.1	207	1.95	1.1	.3	3.8	.2	45	.1	<.1	.1	55	.28	.055	3	34.7	.61	82	.086	1	1.58	.022	.06	.1	.03	1.8	<.1	<.05	5	.5	15
L4000N 10020E	.9	67.2	4.7	28	.1	17.8	7.8	225	2.10	.8	.3	11.8	.3	41	.1	<.1	.1	56	.31	.065	4	34.8	.53	79	.068	2	1.65	.021	.03	.3	.04	2.1	<.1	<.05	5	<.5	15
L4000N 10040E	.9	52.6	3.4	30	.1	15.1	6.7	223	1.76	.7	.3	2.0	.1	28	.1	<.1	.1	48	.20	.058	3	29.3	.44	63	.059	4	1.42	.014	.04	.1	.05	1.3	<.1	<.05	4	<.5	1
L4000N 10060E	1.0	23.7	5.0	27	.2	9.7	5.5	208	2.17	.8	.3	28.5	.1	19	<.1	.1	.2	75	.14	.046	4	29.1	.37	29	.084	1	1.25	.010	.05	.1	.04	1.3	<.1	<.05	8	<.5	15
L4000N 10080E	1.1	45.9	2.8	25	.1	12.3	6.2	187	1.92	.8	.2	3.7	.1	34	.1	.1	.1	57	.30	.074	3	26.9	.43	60	.048	1	1.38	.014	.04	.1	.03	1.2	<.1	<.05	4	.5	15
L4000N 10100E	1.6	41.4	3.3	26	.1	9.8	7.2	305	1.63	.9	.3	8.0	.1	32	.2	.1	.1	49	.25	.067	3	22.9	.35	55	.052	2	1.03	.015	.04	.2	.04	1.3	<.1	<.05	4	<.5	15
L4000N 10120E	1.4	30.8	2.7	30	.2	8.6	5.1	192	1.41	.7	.3	29.9	.2	42	.1	.1	.1	37	.28	.064	4	19.8	.32	67	.035	5	1.28	.015	.03	.1	.07	1.4	<.1	<.05	4	<.5	15
L4000N 10140E	1.6	46.8	2.7	39	.1	12.4	5.6	199	1.60	.5	1.5	52.9	.3	48	.1	.1	.1	39	.42	.056	6	22.6	.43	58	.040	3	1.20	.020	.04	.2	.06	1.6	<.1	<.05	3	.9	15
L4050N 9500E	1.4	29.6	2.4	28	.2	10.9	4.3	175	1.44	.6	.4	2.9	.2	42	.1	.1	<.1	47	.45	.076	6	25.1	.36	38	.050	2	1.05	.019	.03	.1	.03	1.3	<.1	<.05	4	.8	15
L4050N 9520E	.6	26.6	2.6	26	.2	9.8	4.5	172	1.86	1.2	.3	35.8	.1	34	.1	.1	.1	58	.24	.062	5	30.2	.33	51	.057	2	1.23	.010	.04	.1	.05	1.1	<.1	<.05	4	<.5	15
L4050N 9540E	.5	32.4	2.7	27	.2	10.9	4.9	163	1.77	1.6	.3	2.2	.3	34	.1	.1	.1	49	.25	.059	6	26.8	.33	55	.059	3	1.38	.009	.03	.1	.05	1.6	<.1	<.05	4	<.5	15
L4050N 9560E	.6	35.8	3.6	27	.2	9.7	4.8	202	1.78	1.2	.3	10.6	.1	39	.1	.1	.1	55	.20	.050	5	27.7	.31	65	.053	2	1.11	.009	.04	.1	.06	.9	<.1	<.05	5	<.5	15
L4050N 9580E	.7	60.7	2.9	28	.2	14.5	5.6	180	1.87	1.7	.4	5.8	.4	33	.1	.1	.1	53	.26	.043	7	30.1	.33	53	.063	2	1.22	.009	.02	.1	.05	1.8	<.1	<.05	4	<.5	15
RE L4050N 9580E	.7	60.2	2.8	28	.2	15.0	5.3	180	1.82	1.6	.4	4.4	.4	34	.1	.1	<.1	52	.26	.042	7	30.3	.33	56	.067	2	1.21	.009	.02	.1	.05	1.9	<.1	<.05	4	<.5	15
L4050N 9600E	.5	60.3	2.5	31	.1	19.7	7.3	219	1.97	1.1	.4	75.6	.2	35	.1	.1	.4	56	.24	.036	5	36.4	.50	54	.074	1	1.31	.010	.04	.1	.03	1.5	<.1	<.05	4	<.5	15
L4050N 9620E	.4	67.1	2.4	28	.1	18.3	7.5	220	2.16	1.1	.4	2.5	.2	30	.1	.1	<.1	60	.25	.036	5	36.5	.46	41	.064	2	1.16	.010	.03	.1	.03	1.4	<.1	<.05	4	<.5	15
L4050N 9640E	.4	57.0	2.7	35	.1	17.2	6.8	234	1.91	.9	.3	2.6	.1	31	.1	.1	.1	49	.31	.053	5	33.0	.48	50	.042	2	1.12	.010	.02	<.1	.02	1.2	<.1	<.05	4	<.5	15
L4050N 9660E	.4	29.3	2.4	23	<.1	13.1	4.9	165	1.95	.8	.4	4.2	.2	30	<.1	.1	<.1	50	.23	.031	5	32.0	.38	42	.063	2	1.21	.010	.01	.1	.02	1.5	<.1	<.05	5	<.5	15
L4050N 9680E	1.6	171.9	3.2	34	.1	17.9	8.8	303	2.64	2.0	1.2	4.3	.3	33	.1	.1	.1	82	.29	.061	12	37.2	.61	49	.085	3	2.00	.012	.02	.1	.03	2.4	<.1	<.05	6	.7	15
L4150N 9920E	.5	68.7	2.6	37	.1	16.0	8.8	361	1.86	1.6	.3	4.9	.5	45	.1	.1	<.1	54	.30	.070	5	27.8	.54	78	.065	2	1.54	.019	.05	.1	.02	2.0	<.1	<.05	4	<.5	15
L4150N 9940E	.6	53.3	3.1	30	.1	14.4	6.8	198	1.67	1.3	.4	2.9	.2	37	.1	.1	.1	48	.25	.057	5	24.8	.50	81	.061	2	1.66	.017	.04	.1	.04	1.6	<.1	<.05	5	.6	15
STANDARD DS6	11.8	126.9	29.7	149	.3	24.1	10.6	708	2.87	21.9	6.6	44.9	3.0	37	6.1	3.7	5.0	57	.85	.080	15	180.2	.58	162	.080	17	1.85	.074	.17	3.4	.22	3.6	1.8	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4150N 9960E	.6	54.2	2.9	27	.1	14.5	7.5	203	1.61	.8	.2	20.9	.3	37	<.1	.1	.1	52	.29	.045	3	25.8	.46	62	.062	3	1.11	.021	.04	.2	.03	1.6	<.1	<.05	4	<.5	15
L4150N 9980E	1.0	54.5	2.9	28	.1	15.9	7.2	239	1.63	.6	.3	2.1	.1	39	.1	<.1	.1	47	.25	.055	3	30.7	.51	79	.048	2	1.48	.019	.03	.1	.04	1.4	<.1	<.05	4	<.5	15
L4150N 10000E	1.5	62.9	4.3	32	.1	16.8	7.3	199	1.94	1.7	.3	4.5	.3	43	.1	.1	.1	54	.28	.047	5	31.6	.53	86	.083	3	1.70	.020	.04	.2	.04	1.9	<.1	<.05	5	<.5	15
L4150N 10020E	1.0	42.6	4.6	31	.1	15.2	6.4	163	1.75	1.0	.3	71.7	.2	39	.1	.1	.1	51	.27	.042	4	31.1	.50	72	.068	2	1.43	.017	.03	.3	.04	1.6	<.1	<.05	5	<.5	15
L4150N 10040E	1.1	37.7	4.9	33	.1	12.5	6.3	185	2.02	1.6	.4	3.6	.3	33	.1	.1	.1	51	.23	.056	5	31.6	.41	66	.069	3	1.76	.017	.03	.2	.05	1.7	<.1	<.05	6	<.5	15
L4150N 10060E	3.1	175.6	3.8	38	.2	19.6	17.5	1065	2.13	1.0	.5	18.8	.2	57	.1	.1	.1	57	.47	.072	5	34.0	.50	63	.046	3	1.68	.019	.06	.2	.03	2.4	.1	<.05	5	.7	15
L4150N 10080E	1.5	134.8	2.3	28	.1	14.8	10.2	249	2.12	1.0	.3	11.2	.5	61	.1	.1	.3	61	.51	.075	4	27.4	.52	55	.078	3	1.28	.025	.06	.2	.03	2.8	<.1	<.05	3	.7	15
L4150N 10100E	2.8	84.2	3.0	39	.1	18.8	10.5	267	2.08	1.2	2.3	44.3	.6	73	.1	.1	.1	58	.67	.072	6	33.6	.59	85	.086	3	1.60	.052	.04	.1	.02	2.5	<.1	<.05	4	.5	15
L4150N 10120E	2.9	55.5	3.6	56	.1	16.3	8.5	270	2.03	.8	.8	9.8	.4	62	.1	.1	.1	57	.60	.057	5	33.5	.62	69	.083	5	1.27	.026	.04	.1	.04	2.4	<.1	<.05	4	.5	15
L3500N 10000E	.6	12.5	3.2	23	.1	8.7	5.0	174	2.82	1.6	.4	4.1	.6	31	.1	.1	.1	76	.25	.053	6	40.6	.28	34	.072	3	1.59	.007	.02	.2	.02	1.9	<.1	<.05	5	.5	15
L3500N 10020E	.8	17.4	5.0	21	.1	5.4	2.8	107	1.42	1.3	.3	2.3	.1	23	.1	.1	.1	43	.16	.042	6	21.6	.19	32	.051	3	1.41	.007	.02	.1	.03	1.2	<.1	<.05	6	<.5	15
L3500N 10040E	2.4	124.5	3.3	41	.1	19.8	10.7	197	2.48	1.8	.6	2.7	1.2	22	<.1	.1	.1	75	.25	.064	7	30.1	.90	74	.166	4	2.68	.014	.15	.2	.03	2.5	.1	<.05	6	.9	15
L3500N 10060E	.4	35.5	2.3	26	.1	9.9	5.6	165	1.96	1.2	.3	10.4	.9	34	.1	.1	<.1	58	.29	.061	4	32.6	.37	44	.072	3	1.60	.014	.02	.1	.02	2.6	<.1	<.05	4	<.5	15
L3500N 10080E	.4	21.9	2.9	26	.1	9.9	5.1	189	2.34	1.7	.3	9.7	.6	35	.1	.1	<.1	65	.33	.075	5	36.2	.34	41	.076	3	2.19	.013	.02	.1	.04	2.7	<.1	<.05	4	.5	15
L3500N 10100E	.6	13.2	3.7	25	.1	7.8	4.0	192	2.20	1.4	.3	3.0	.1	33	.1	.1	.1	65	.25	.061	5	33.3	.28	31	.070	2	1.16	.010	.02	.1	.02	1.3	<.1	<.05	7	<.5	15
L3500N 10120E	.3	16.9	2.6	31	.1	10.8	5.5	212	2.21	1.7	.4	2.1	1.1	44	.1	.1	<.1	65	.40	.073	6	39.6	.38	52	.077	3	1.79	.012	.02	.1	.01	3.0	<.1	<.05	3	<.5	15
L3500N 10140E	1.0	18.0	4.4	25	.1	6.7	3.2	135	1.88	1.9	.4	5.1	.5	28	.1	.1	.1	50	.21	.055	6	28.7	.24	35	.065	3	1.46	.010	.02	.1	.02	1.7	<.1	<.05	6	<.5	15
L3500N 10160E	5.3	87.3	7.8	31	.1	8.9	5.2	214	1.73	2.1	.6	6.2	.1	30	.1	.1	.2	47	.21	.077	8	28.4	.30	40	.062	6	1.58	.011	.03	.1	.04	1.3	.1	<.05	9	1.0	15
L3500N 10180E	3.9	37.7	5.9	34	.1	9.0	8.3	407	2.72	2.2	.4	2.9	.3	32	.1	.2	.2	85	.19	.040	6	36.7	.32	30	.114	3	1.43	.010	.03	.2	.03	1.5	<.1	<.05	10	.5	15
L3500N 10200E	1.5	24.3	5.2	24	.2	8.9	5.2	137	2.50	2.2	.5	4.0	.2	24	.1	.1	.1	75	.18	.051	6	41.3	.27	31	.070	4	1.86	.008	.02	.1	.04	1.7	<.1	<.05	10	.6	15
L3500N 10220E	9.8	80.6	7.3	73	.1	15.1	8.0	655	3.31	2.3	1.4	2.3	.2	44	.2	.2	.2	78	.40	.102	12	40.9	.46	76	.049	5	2.07	.012	.04	.3	.04	1.4	.1	.08	11	.8	15
L3500N 10240E	1.7	34.0	4.0	35	.1	11.2	5.9	207	2.80	2.1	.5	2.8	.2	32	.1	.1	.2	73	.19	.093	6	43.0	.38	71	.068	7	2.96	.011	.05	.2	.06	2.0	.1	<.05	8	.9	15
L3500N 10260E	2.7	25.9	5.7	34	.1	10.1	5.9	258	3.02	2.2	.7	127.5	.2	22	.1	.2	.3	80	.16	.059	8	40.3	.29	41	.070	5	2.07	.009	.03	.2	.04	1.6	<.1	<.05	10	.8	15
L3500N 10280E	1.9	23.6	4.4	34	.1	9.1	5.2	149	2.73	1.2	.5	5.5	.2	28	.2	.1	.1	71	.18	.060	3	38.5	.32	37	.088	5	1.97	.013	.03	.1	.06	1.5	<.1	.06	9	.8	15
L3500N 10300E	5.1	51.5	4.9	41	.2	11.6	6.3	346	2.11	1.5	4.1	3.7	.2	32	<.1	.1	.1	60	.28	.071	11	29.7	.36	60	.048	4	1.72	.011	.03	.1	.04	1.7	.1	<.05	6	1.1	15
L3550N 10220E	1.2	63.7	4.7	39	.1	13.3	5.8	163	2.43	1.4	1.0	4.4	.2	27	.2	.1	.1	63	.20	.065	6	47.8	.42	46	.082	4	2.34	.011	.03	.2	.06	2.3	<.1	<.05	7	1.0	15
RE L3550N 10220E	1.3	63.5	4.6	38	.1	13.5	6.0	162	2.47	1.4	.9	5.8	.2	27	.1	.1	.1	63	.21	.063	6	47.7	.42	47	.083	4	2.38	.011	.03	.1	.06	2.3	<.1	<.05	8	1.0	15
L3550N 10240E	2.3	214.4	2.5	132	<.1	9.8	22.3	927	7.08	<.5	.3	2.4	.3	20	<.1	<.1	<.1	195	.47	.071	4	20.8	1.88	113	.297	2	3.26	.009	.37	.1	.01	14.8	.2	<.05	13	.7	15
L3550N 10260E	10.0	192.9	5.2	74	.1	19.3	14.7	480	4.27	3.3	14.3	7.6	1.5	44	.1	.1	.1	117	.54	.067	19	38.9	.85	97	.176	5	3.15	.018	.06	.1	.07	4.6	.1	<.05	8	1.2	15
L3550N 10280E	2.1	78.4	4.7	87	.2	38.4	15.1	484	2.72	1.5	4.0	19.4	1.4	61	.1	<.1	.1	66	.65	.110	8	54.0	.97	159	.141	5	2.71	.032	.08	.2	.04	2.8	.1	<.05	7	.6	15
L3550N 10300E	1.0	19.5	3.4	34	.1	10.4	4.9	240	1.53	.5	1.1	2.8	.1	45	.1	<.1	.1	44	.37	.050	4	24.4	.41	78	.053	3	1.15	.018	.03	.1	.01	1.4	<.1	<.05	5	<.5	15
L3600N 9670E	1.0	60.5	5.0	55	.5	16.2	6.2	324	2.32	1.4	1.6	4.1	.5	70	.2	.1	.1	59	.90	.159	18	51.0	.50	110	.033	4	2.05	.010	.04	.1	.08	2.1	.1	.08	6	.7	15
L3600N 9700E	.7	27.3	3.6	42	.1	15.7	6.6	255	2.65	1.4	.7	39.2	.6	46	.1	.1	.1	70	.49	.061	9	52.4	.47	67	.071	4	1.35	.010	.04	.1	.02	2.4	<.1	<.05	5	<.5	15
L3600N 9740E	.9	14.8	4.5	42	.2	13.1	5.0	197	2.24	1.7	.5	224.9	.2	42	.1	.1	.1	64	.32	.053	7	45.9	.42	52	.074	4	1.59	.010	.03	.1	.02	1.7	<.1	<.05	7	<.5	15
STANDARD DS6	11.8	124.6	30.0	148	.3	24.4	10.5	680	2.87	21.6	6.4	47.0	3.1	43	6.2	3.3	4.9	57	.87	.078	14	178.3	.59	162	.085	19	1.95	.073	.15	3.5	.23	3.6	1.7	<.05	6	4.4	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3600N 9760E	1.5	23.4	6.7	48	.4	11.3	11.8	2674	2.83	2.0	.6	1.3	.1	37	.1	.2	.1	75	.17	.080	8	41.9	.32	126	.039	3	1.94	.009	.03	.1	.07	.8	.1	<.05	8	<.5	15.0
L3600N 9780E	3.0	19.6	6.5	54	.2	16.3	10.6	1642	2.78	1.5	.5	2.6	.2	49	.1	.1	.1	78	.30	.061	7	46.8	.49	101	.070	4	1.48	.013	.05	.1	.03	1.3	<.1	<.05	9	<.5	15.0
L3600N 9800E	1.8	25.0	3.8	33	.2	13.6	6.7	255	3.09	2.1	.6	261.5	.4	41	.1	.1	.1	87	.34	.085	7	48.2	.41	59	.077	7	1.82	.010	.04	.1	.03	1.9	<.1	<.05	7	<.5	15.0
L6100N 10040E	2.6	295.9	6.9	86	.2	47.5	15.0	795	3.74	2.0	1.9	109.0	1.4	76	.2	.1	.3	71	.90	.059	14	52.4	1.17	151	.116	9	2.79	.016	.10	.1	.06	5.6	.1	<.05	7	1.2	15.0
L6100N 10060E	2.0	139.0	4.7	40	.4	18.0	7.5	319	2.41	1.9	2.0	15.5	.9	46	.1	.1	.1	62	.58	.039	14	37.5	.55	64	.089	4	1.48	.012	.05	.2	.07	3.8	<.1	<.05	4	.6	15.0
L6100N 10080E	5.5	152.6	4.2	64	.3	24.1	14.3	397	2.98	3.3	7.5	14.8	1.9	44	.1	.1	.1	106	.63	.110	19	63.2	.88	111	.131	7	1.99	.016	.06	.2	.35	6.1	<.1	<.05	6	.7	15.0
L6100N 10100E	24.5	66.2	3.6	110	.2	12.7	12.5	1117	11.08	5.5	8.7	5.9	1.6	112	.1	.1	.1	109	.89	.139	20	24.1	.92	101	.075	18	2.04	.011	.15	.2	.08	3.7	.1	<.05	6	1.3	1.0
L6150N 9640E	.8	7.3	6.1	23	.1	3.7	2.2	149	1.74	1.1	.2	19.3	.2	32	<.1	.1	.2	51	.12	.037	6	15.1	.15	38	.078	4	.85	.008	.03	.2	.01	1.0	<.1	<.05	9	<.5	15.0
L6150N 9660E	1.1	91.2	4.6	50	.2	10.3	7.1	863	2.04	1.1	.6	7.6	.3	50	.2	.1	.1	57	.51	.058	12	21.7	.40	79	.052	5	1.58	.010	.05	.2	.01	2.0	<.1	<.05	5	<.5	15.0
L6150N 9680E	.5	14.1	4.3	38	.1	7.5	5.4	234	2.00	.8	.2	9.1	.1	45	<.1	.1	.1	65	.20	.037	4	25.4	.40	50	.088	4	1.05	.012	.07	.1	.02	1.6	<.1	<.05	8	<.5	15.0
L6150N 9700E	1.3	73.8	5.1	34	.1	14.3	7.8	227	2.44	1.2	.5	47.9	.2	41	.2	.1	.1	72	.35	.040	15	34.5	.42	66	.067	4	1.38	.011	.04	.2	.03	2.4	<.1	<.05	7	.6	15.0
L6150N 9720E	.9	12.1	4.0	26	.1	17.4	6.7	135	1.25	<.5	.2	11.2	.2	23	.1	<.1	.1	55	.13	.019	4	45.5	.60	58	.078	3	1.01	.008	.05	.1	.01	2.9	<.1	<.05	6	<.5	15.0
L6150N 9740E	1.1	11.4	3.8	28	.1	10.1	5.0	172	2.49	.8	.2	9.6	.2	30	<.1	.1	.1	83	.15	.030	3	30.9	.34	31	.097	2	.96	.009	.04	.2	.01	1.6	<.1	<.05	8	<.5	15.0
L6150N 9760E	1.1	11.6	5.1	36	.2	7.2	3.8	209	1.90	1.3	.3	10.4	.3	39	.1	.1	.1	57	.18	.046	7	22.3	.28	57	.076	4	1.18	.009	.05	.2	.02	1.3	<.1	<.05	8	<.5	15.0
L6150N 9780E	1.0	24.5	5.2	46	.1	11.5	6.2	313	2.62	1.5	.4	3.3	.3	56	.1	.1	.1	76	.23	.037	9	33.9	.39	126	.096	4	1.43	.009	.05	.1	.01	2.2	<.1	<.05	8	<.5	15.0
L6150N 9800E	2.7	134.4	9.4	85	.2	51.8	20.7	955	4.08	3.5	1.2	3.9	.2	44	.3	.2	.2	91	.36	.113	15	74.4	1.07	217	.039	8	3.72	.012	.10	.2	.03	3.0	.1	<.05	12	.7	7.5
L6150N 9820E	2.4	247.2	5.2	49	.4	18.7	15.1	713	2.38	2.4	1.6	6.0	.3	47	.2	.1	.1	66	.81	.099	24	35.1	.50	98	.045	5	2.34	.010	.05	.2	.06	3.0	.1	<.05	6	1.1	15.0
RE L4000N 9980E	.6	81.1	2.9	26	.1	18.3	7.8	188	1.74	.9	.3	7.3	.3	50	.1	<.1	.1	54	.35	.057	4	32.4	.57	92	.083	3	1.77	.024	.04	.2	.04	2.3	<.1	<.05	4	<.5	15.0
L6150N 9880E	3.2	112.6	4.3	57	.2	18.6	9.0	492	2.05	1.2	.8	8.6	.3	61	.2	.1	.1	60	.62	.077	11	34.7	.49	93	.063	5	1.66	.012	.05	.1	.03	3.0	<.1	<.05	5	1.0	15.0
L6150N 9920E	.6	23.2	4.3	30	.2	12.1	6.1	214	1.98	2.1	.4	9.9	1.0	30	.1	.1	.1	63	.27	.041	7	34.7	.40	71	.104	4	1.88	.010	.03	.1	.03	3.1	<.1	<.05	6	.5	15.0
L6150N 9940E	.4	14.9	4.1	30	.1	9.9	5.2	185	2.06	1.9	.3	3.6	.7	23	.1	.1	.1	64	.21	.031	6	31.1	.33	62	.086	4	1.50	.008	.02	.1	.02	2.5	<.1	<.05	5	<.5	15.0
L6150N 9960E	.3	14.0	2.9	29	.1	9.5	4.8	178	1.63	1.5	.3	12.2	.7	29	.1	.1	.1	51	.23	.047	6	27.1	.33	62	.080	5	1.36	.008	.03	.1	.02	2.4	<.1	<.05	4	<.5	15.0
L6150N 9980E	3.9	61.4	5.1	47	.2	21.8	8.4	295	3.65	2.7	.6	5.1	1.1	41	.2	.2	.1	100	.40	.032	8	45.6	.48	68	.121	6	1.71	.011	.05	.3	.03	3.1	<.1	<.05	7	.5	7.5
L4000N 9980E	.7	83.9	3.2	26	.1	19.0	8.1	188	1.79	.6	.3	18.3	.3	50	<.1	<.1	.1	54	.34	.058	4	33.1	.57	96	.083	3	1.82	.023	.04	.1	.04	2.4	<.1	<.05	4	<.5	15.0
L4050N 9700E	1.8	130.4	4.0	35	<.1	18.2	9.3	272	2.80	1.9	.5	4.0	.2	40	<.1	.1	.1	78	.32	.065	7	36.1	.52	66	.087	4	2.26	.011	.03	.1	.04	1.8	<.1	<.05	8	.6	15.0
L4050N 9720E	.3	51.1	2.6	24	.1	11.6	6.8	221	2.06	1.5	.4	2.6	.2	31	.1	.1	<.1	62	.26	.043	6	30.1	.36	51	.061	4	1.53	.010	.02	.1	.02	1.5	<.1	<.05	4	.5	15.0
L4050N 9740E	.4	84.9	2.9	33	.1	12.8	6.9	271	2.16	1.1	.4	14.2	.1	32	.1	.1	.1	61	.25	.055	5	31.0	.43	57	.053	5	1.52	.010	.03	.1	.03	1.2	<.1	.06	5	.5	15.0
L4050N 9760E	.6	65.8	2.6	26	.1	11.6	6.2	205	1.95	1.6	.4	11.8	.3	28	.1	.1	.1	58	.23	.058	7	29.4	.34	57	.049	4	1.91	.009	.02	.1	.04	1.7	<.1	<.05	4	.5	15.0
L4050N 9780E	.6	32.6	2.7	27	.1	9.6	5.2	206	1.94	1.6	.4	7.1	.2	30	.1	.1	.1	54	.23	.052	7	27.5	.32	64	.057	3	1.31	.008	.02	.1	.02	1.5	<.1	<.05	5	<.5	15.0
L4050N 9800E	.4	34.7	3.1	28	.1	11.4	5.9	246	1.95	2.2	.4	3.1	.5	34	.1	.1	.1	58	.27	.039	8	28.3	.36	70	.075	5	1.60	.011	.02	.1	.01	2.4	<.1	<.05	4	<.5	15.0
L4050N 9820E	.4	26.4	2.4	23	.1	9.4	5.5	203	2.01	1.6	.3	4.1	.4	31	.1	.1	<.1	61	.28	.045	6	28.6	.33	53	.077	1	1.61	.010	.02	.1	.02	2.2	<.1	<.05	4	.5	15.0
L4050N 9840E	.7	38.3	3.1	30	.1	12.7	6.0	194	2.15	1.7	.5	2.5	.3	28	.1	.1	<.1	62	.24	.049	8	31.7	.40	55	.061	3	2.12	.010	.02	.1	.04	1.9	<.1	<.05	5	.6	15.0
L4050N 9860E	.5	55.4	2.1	24	.1	14.4	6.6	194	1.97	1.2	.4	3.8	.3	35	.1	.1	<.1	57	.28	.054	6	33.4	.44	88	.067	4	2.23	.015	.03	.1	.04	2.1	<.1	<.05	4	.6	15.0
L4100N 9500E	.6	41.9	2.8	32	.1	13.6	6.6	191	2.14	1.2	.4	3.1	.1	35	.1	.1	.1	60	.23	.052	6	34.5	.34	63	.061	4	1.67	.010	.03	.1	.03	1.4	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.6	122.0	29.7	146	.3	24.0	10.4	680	2.76	21.0	6.6	45.9	3.1	36	6.2	3.8	5.0	56	.83	.077	14	177.7	.58	162	.079	16	1.90	.073	.16	3.6	.23	3.4	1.8	<.05	6	4.7	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4100N 9510E	.7	46.7	1.9	27	.1	12.8	6.3	196	1.81	1.5	.5	5.3	.2	37	.1	.1	<.1	50	.24	.056	5	30.4	.31	54	.043	4	1.76	.009	.03	.1	.05	1.4	<.1	<.05	3	.6	15.0
L4100N 9540E	.9	97.0	3.2	34	.1	21.0	9.6	290	2.22	1.4	.6	5.3	.1	46	.1	.1	.1	63	.24	.052	7	43.9	.51	83	.046	1	1.74	.012	.03	.1	.03	1.0	<.1	<.05	6	<.5	15.0
L4100N 9560E	.6	57.5	3.8	37	.2	15.0	8.6	418	2.15	1.6	.5	2.4	.1	32	.2	.1	.1	62	.19	.063	7	33.2	.35	95	.041	3	1.66	.010	.03	.1	.03	.9	<.1	<.05	6	.5	15.0
L4100N 9580E	.7	73.8	3.0	31	<.1	15.2	6.7	278	2.07	1.9	.4	4.5	.1	30	.1	.1	.1	57	.19	.046	6	33.2	.37	62	.048	3	1.61	.011	.03	.1	.04	.9	<.1	<.05	5	.6	15.0
L4100N 9600E	.5	29.3	3.5	31	.1	11.5	5.4	179	1.88	1.3	.3	8.7	.2	27	.1	.1	.1	54	.17	.033	5	27.8	.33	55	.050	2	1.05	.009	.03	.1	.03	1.1	<.1	<.05	5	<.5	15.0
L4100N 9620E	.4	53.8	2.5	22	.1	13.9	6.8	174	1.81	1.6	.3	4.5	.2	26	.1	.1	<.1	49	.23	.026	5	26.3	.31	53	.044	3	1.11	.008	.02	.2	.02	1.3	<.1	<.05	3	.5	15.0
L4100N 9640E	.5	31.3	2.8	29	.1	11.2	5.2	219	2.18	1.1	.4	17.5	.1	29	.1	.1	<.1	57	.24	.044	5	30.1	.33	42	.041	5	1.10	.009	.02	.1	.02	1.0	<.1	<.05	5	<.5	7.5
L4100N 9660E	.9	56.5	3.9	37	.1	15.6	7.3	487	2.12	1.1	.4	15.5	.1	25	.1	.1	.1	60	.20	.050	6	36.9	.46	63	.051	4	1.65	.009	.03	.1	.03	1.4	<.1	<.05	6	.6	15.0
L4100N 9680E	.5	67.4	2.7	27	.1	14.2	9.4	357	2.06	1.4	.4	2.7	.4	40	.1	.1	<.1	66	.35	.056	6	32.3	.44	75	.073	3	1.53	.013	.03	.1	.02	2.1	<.1	<.05	4	<.5	15.0
L4100N 9700E	.8	63.0	3.3	28	.1	12.9	8.0	339	2.16	1.7	.4	21.2	.3	38	.1	.1	.1	66	.28	.048	7	31.1	.41	73	.062	3	1.53	.012	.03	.1	.02	1.8	<.1	<.05	4	<.5	15.0
L4100N 9720E	.4	42.2	3.9	27	.1	10.2	5.7	216	2.19	1.2	.4	1.7	.1	34	.1	.1	.1	66	.20	.050	6	29.6	.33	67	.046	2	1.50	.010	.02	.1	.04	1.0	<.1	<.05	5	<.5	15.0
L4100N 9740E	1.2	32.0	4.5	26	.1	9.7	9.6	1261	2.06	1.3	.4	13.1	.2	28	.1	.1	.2	61	.17	.056	5	27.9	.31	92	.035	3	1.33	.009	.02	<.1	.04	1.1	<.1	.07	6	<.5	7.5
L4100N 9760E	.6	35.5	4.4	32	.2	9.1	5.4	265	2.00	1.5	.5	3.8	.1	28	.2	.1	.1	54	.20	.061	8	26.4	.31	70	.049	4	1.89	.009	.03	.1	.04	1.2	<.1	<.05	7	.6	15.0
L4100N 9780E	.4	26.0	2.5	25	<.1	11.4	7.1	216	1.89	2.0	.3	3.9	.5	34	.1	.1	<.1	55	.27	.039	6	25.9	.33	63	.067	3	1.45	.014	.03	.1	.02	1.9	<.1	<.05	4	<.5	15.0
L4100N 9800E	.5	43.9	2.1	24	.1	12.0	6.6	229	1.94	1.4	.3	4.8	.3	33	.1	.1	<.1	59	.28	.054	5	28.7	.37	61	.061	2	1.64	.012	.03	.1	.04	1.9	<.1	<.05	3	<.5	15.0
L4100N 9820E	.7	45.7	3.6	33	.1	11.5	6.7	316	2.23	1.3	.4	2.9	.1	32	.1	.1	.1	61	.19	.055	6	29.0	.41	68	.055	3	2.10	.012	.03	.1	.04	1.2	<.1	<.05	7	.6	15.0
L4100N 9840E	.5	54.2	2.3	25	.1	13.0	6.6	192	1.99	1.1	.3	2.1	.2	31	.1	.1	<.1	59	.24	.042	5	31.5	.42	54	.058	3	1.74	.013	.02	.1	.03	1.7	<.1	<.05	4	.6	15.0
L4100N 9860E	.3	59.2	2.5	32	.1	14.7	9.1	273	2.21	1.1	.3	4.7	.2	38	.1	.1	<.1	68	.28	.043	5	31.0	.54	66	.068	3	1.74	.016	.04	.1	.02	1.7	<.1	<.05	5	<.5	15.0
L4100N 9880E	.6	45.6	2.9	30	.1	12.8	7.3	387	1.77	1.1	.3	4.6	.1	36	.1	.1	.1	54	.24	.081	5	31.6	.43	71	.041	3	1.54	.014	.04	.1	.03	1.3	<.1	<.05	4	<.5	15.0
L4100N 9900E	.3	82.3	2.4	26	.1	18.6	9.5	237	1.70	1.0	.3	1.9	.8	82	.1	.1	<.1	52	.37	.068	4	31.4	.54	109	.071	4	1.33	.017	.09	.1	.01	2.2	.1	<.05	3	<.5	15.0
L4100N 9930E	.6	126.9	3.2	37	.1	22.6	11.5	284	2.06	1.6	.4	5.8	.8	80	.1	.1	<.1	64	.42	.078	6	36.3	.73	145	.092	4	1.98	.024	.10	.1	.04	2.8	.1	<.05	4	.5	15.0
L4100N 9960E	.8	79.7	3.6	34	.1	17.6	8.4	211	1.93	1.5	.4	2.8	.3	46	.1	.1	.1	54	.29	.057	5	28.9	.51	96	.065	4	2.02	.022	.05	.1	.04	1.8	<.1	<.05	5	.5	15.0
L4100N 9980E	1.2	65.1	4.1	37	.1	21.2	9.3	249	1.99	1.0	.4	3.6	.2	40	.1	.1	.1	59	.29	.054	4	39.7	.66	85	.089	4	1.65	.021	.06	.2	.04	1.8	<.1	<.05	6	<.5	15.0
L4100N 10000E	1.4	50.4	5.1	29	.1	14.7	6.9	187	1.60	1.0	.3	19.4	.1	34	<.1	<.1	.1	48	.22	.040	4	26.9	.50	68	.060	3	1.37	.017	.05	.1	.04	1.3	<.1	<.05	6	<.5	15.0
L4100N 10020E	1.2	32.1	4.5	23	.2	11.2	5.3	137	1.36	.8	.3	12.3	.1	29	.1	<.1	.1	42	.19	.036	3	25.9	.38	46	.053	2	1.23	.014	.03	.1	.05	1.2	<.1	<.05	5	<.5	15.0
L4100N 10040E	1.2	45.4	3.7	26	.1	13.4	6.6	207	1.69	1.0	.3	11.1	.1	38	.1	.1	.1	47	.27	.060	3	29.4	.41	69	.053	3	1.48	.016	.03	.1	.05	1.5	<.1	<.05	4	.5	15.0
L4100N 10060E	1.2	26.8	3.9	32	.1	16.2	6.8	185	1.61	.5	.2	3.6	<.1	34	.1	.1	.1	49	.22	.050	2	42.2	.49	47	.043	2	1.23	.013	.05	.1	.04	.8	<.1	<.05	6	<.5	15.0
L4100N 10080E	2.0	55.7	6.0	33	.1	11.8	7.9	353	1.79	1.1	.6	12.1	<.1	49	.1	.1	.2	51	.24	.088	4	28.9	.40	85	.023	3	1.31	.013	.05	.1	.04	.5	<.1	<.05	6	<.5	15.0
L4100N 10100E	2.6	66.8	3.4	28	.1	11.6	4.9	167	1.22	.5	.5	11.1	.2	54	.1	<.1	.1	38	.44	.068	4	22.2	.38	61	.032	1	1.00	.021	.04	.3	.02	1.5	<.1	<.05	3	.5	15.0
L4100N 10120E	5.5	47.6	5.4	41	.1	16.1	7.2	350	1.68	.7	.5	24.3	.1	55	.1	.1	.1	55	.47	.055	5	33.6	.54	79	.047	3	1.36	.018	.03	.2	.03	1.7	<.1	<.05	6	<.5	15.0
RE L4100N 10120E	5.1	44.6	5.2	41	.1	15.1	6.6	344	1.60	.6	.5	27.4	.1	54	<.1	.1	.1	55	.46	.054	5	33.6	.52	73	.049	2	1.33	.017	.03	.2	.03	1.6	<.1	<.05	6	<.5	15.0
L4100N 10140E	3.3	66.8	5.6	37	.1	18.2	8.9	324	2.82	2.0	2.3	26.8	.3	46	.1	.1	.1	68	.46	.059	11	42.1	.49	67	.043	2	1.63	.011	.03	.2	.05	1.9	<.1	<.05	7	.9	15.0
L4750N 9500E	1.2	32.3	3.9	44	.1	10.8	7.1	293	2.37	1.6	.4	3.0	.6	33	.1	.1	.1	64	.32	.079	9	26.2	.45	57	.077	3	1.58	.010	.03	.1	.03	1.9	<.1	<.05	6	.6	15.0
L4750N 9520E	3.1	56.6	4.0	41	.1	12.3	7.5	307	2.25	1.7	.5	20.0	.4	39	.1	.1	.1	62	.34	.080	9	28.2	.44	60	.060	3	1.65	.011	.03	.1	.04	2.1	<.1	<.05	6	.7	15.0
STANDARD DS6	11.4	125.7	30.0	142	.3	23.6	10.3	681	2.79	20.7	6.3	46.5	3.0	38	5.8	3.6	4.9	54	.82	.073	14	174.3	.55	165	.076	18	1.92	.071	.16	3.5	.22	3.4	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4750N 9540E	2.9	125.1	2.5	36	.1	13.4	10.1	403	2.21	1.2	.5	4.7	.3	35	.1	.1	.1	58	.35	.098	8	24.8	.44	44	.047	3	1.28	.010	.04	.1	.03	1.5	<.1	<.05	4	.6	15.0
L4750N 9560E	2.2	59.5	2.9	32	.1	10.3	5.4	250	2.05	1.3	.5	2.7	.5	26	.2	.1	<.1	49	.22	.059	8	23.6	.38	33	.048	3	1.51	.008	.02	.1	.03	1.5	<.1	<.05	5	.7	15.0
L4750N 9580E	6.0	96.3	3.5	39	.2	13.3	8.1	305	2.30	1.7	.9	67.5	.3	34	.1	.1	.1	57	.28	.100	11	29.2	.46	49	.054	3	1.95	.010	.03	.1	.07	1.7	.1	<.05	6	1.2	15.0
L4750N 9600E	4.6	139.8	4.4	45	.2	19.2	13.0	475	2.54	2.5	1.0	9.8	.5	50	.2	.1	.1	64	.36	.110	13	36.1	.53	88	.055	5	2.23	.013	.04	.1	.06	2.5	.1	.07	5	.8	15.0
L4750N 9620E	1.0	38.9	3.2	27	.1	13.3	6.4	226	1.90	1.1	.4	3.7	.1	40	.1	.1	.1	53	.24	.049	5	32.3	.47	60	.045	2	1.43	.012	.03	<.1	.01	1.1	<.1	<.05	5	<.5	15.0
L4750N 9640E	.6	29.0	3.1	20	.1	9.3	4.6	160	1.84	1.0	.4	4.1	.1	35	.1	.1	.1	51	.19	.051	5	29.1	.33	53	.041	6	1.40	.010	.02	.1	.03	1.1	<.1	<.05	5	.5	15.0
L4750N 9660E	1.4	83.0	3.4	27	.1	38.5	9.8	276	2.14	1.1	.4	52.8	.4	35	.1	.1	.1	56	.26	.039	7	50.7	.68	54	.070	3	1.57	.011	.03	.1	.02	2.0	<.1	<.05	5	.5	15.0
L4750N 9680E	1.5	64.3	3.2	28	.1	15.2	10.7	466	1.91	1.2	.4	3.2	.1	34	.1	.1	.1	50	.21	.065	6	30.9	.46	61	.050	5	1.61	.012	.03	.1	.03	1.2	.1	<.05	5	<.5	7.5
L4750N 9700E	1.0	113.9	2.5	31	.1	18.6	10.3	210	2.06	1.4	.3	2.9	.5	41	.1	.1	<.1	55	.30	.084	5	26.4	.50	94	.072	4	1.58	.017	.08	.1	.03	1.7	.1	<.05	4	.6	15.0
L4750N 9720E	1.2	137.3	2.6	29	.1	18.9	12.3	226	2.47	1.3	.3	3.2	.7	58	.1	.1	.1	59	.29	.101	4	24.8	.58	100	.073	4	1.58	.017	.11	.2	.02	1.9	.1	<.05	4	.8	15.0
L4750N 9740E	.6	115.8	3.7	26	.1	17.1	10.0	251	2.12	1.9	.3	26.2	1.1	56	.1	.1	<.1	61	.35	.058	7	26.8	.50	119	.087	3	1.81	.019	.06	.1	.02	2.6	.1	<.05	3	.6	15.0
L4750N 9760E	.8	47.6	2.7	24	<.1	14.8	7.9	219	2.09	2.1	.3	3.9	.9	34	.1	.1	<.1	62	.27	.029	6	28.9	.42	66	.076	8	1.48	.015	.03	.1	.02	2.2	<.1	<.05	4	<.5	15.0
L4750N 9780E	.4	24.9	3.3	26	.1	14.3	6.5	224	2.18	2.2	.3	3.9	.8	37	.2	.1	<.1	62	.31	.052	7	29.8	.42	97	.073	5	1.76	.013	.03	.1	.03	2.4	<.1	<.05	4	<.5	15.0
L4750N 9800E	.7	32.1	4.3	27	.1	13.8	7.0	240	1.97	2.1	.4	2.5	.3	30	.1	.1	.1	54	.26	.070	8	27.4	.37	78	.043	4	1.56	.012	.03	.1	.03	1.6	<.1	<.05	4	.6	15.0
L4750N 9820E	.6	35.1	2.8	27	.1	12.7	7.0	244	1.86	2.0	.3	4.1	.4	37	.1	.1	.1	54	.30	.064	6	27.1	.41	85	.057	4	1.55	.014	.03	.1	.02	1.9	<.1	<.05	4	<.5	15.0
L4750N 9840E	10.2	188.6	1.7	23	.2	15.9	9.6	197	2.87	.9	.4	8.2	.6	71	.1	.1	<.1	51	.40	.131	4	15.3	.52	186	.088	3	1.54	.028	.16	.1	.01	1.7	.1	<.05	4	1.1	15.0
L4750N 9860E	4.2	183.0	3.1	29	.1	18.0	9.9	256	2.25	1.8	.3	2.5	.5	62	<.1	.1	.1	62	.37	.093	5	25.4	.53	104	.076	4	1.80	.033	.08	.2	.02	2.2	.1	<.05	5	.5	15.0
L4750N 9880E	2.3	94.3	3.4	34	.1	16.5	11.3	335	2.30	1.9	.5	8.6	.6	55	.1	.1	.1	63	.31	.085	7	27.9	.54	121	.077	6	2.07	.024	.05	.1	.03	2.5	.1	<.05	5	.8	15.0
L4750N 9900E	4.1	91.6	2.5	33	.1	16.7	12.3	281	2.56	1.2	.4	5.6	.3	46	.1	.1	.1	86	.28	.082	5	24.0	.75	132	.106	5	2.14	.023	.13	<.1	.03	1.5	.1	<.05	6	.7	15.0
L4750N 9920E	1.6	86.4	2.2	30	<.1	17.9	11.6	291	2.17	1.0	.3	3.1	.4	44	.1	.1	<.1	67	.30	.056	4	24.2	.55	93	.081	3	1.53	.026	.09	.1	.02	1.7	<.1	<.05	5	.5	15.0
L4750N 9940E	3.3	72.9	4.2	34	.1	15.2	11.3	315	2.54	3.1	.6	4.4	.8	36	.1	.1	.1	63	.26	.054	9	28.1	.48	75	.088	5	2.38	.024	.05	.2	.03	2.1	<.1	<.05	7	1.0	15.0
L4750N 9960E	1.7	79.0	2.7	42	.1	42.2	28.6	655	2.29	.9	.4	2.1	.2	36	.1	.1	.1	67	.19	.050	4	99.7	1.01	80	.130	4	1.97	.018	.11	.1	.02	1.3	.1	<.05	6	.5	15.0
L4750N 9980E	1.6	92.9	5.1	28	.1	17.6	11.9	260	1.68	.9	.5	1.1	.1	94	.1	.1	.1	43	.22	.068	4	27.9	.44	92	.033	16	1.77	.016	.04	.1	.02	1.0	<.1	.06	5	.9	1.0
L4750N 10000E	2.0	79.1	3.6	38	.1	38.9	16.3	412	2.02	1.4	.4	2.3	.3	116	.2	.1	.1	58	.30	.063	4	59.0	.68	112	.078	4	1.64	.015	.12	.1	.02	1.3	.1	<.05	5	.5	15.0
L4750N 10020E	3.3	58.1	5.5	36	.1	19.3	9.1	255	2.14	1.8	.5	2.3	.3	53	.1	.1	.3	60	.22	.042	6	34.7	.53	60	.081	4	1.56	.014	.04	.1	.02	1.6	<.1	<.05	7	.6	15.0
L4750N 10040E	3.5	35.3	4.4	42	.1	22.2	16.1	715	2.54	1.5	.4	6.6	.3	55	.2	.1	.3	73	.21	.049	5	50.3	.56	53	.081	3	1.38	.010	.05	.2	.02	2.0	<.1	<.05	6	<.5	15.0
L4750N 10060E	3.3	190.6	7.2	57	.1	51.9	12.8	722	2.82	1.6	2.1	20.3	.4	52	.2	.1	.2	59	.70	.105	11	63.0	.74	83	.034	3	1.85	.012	.05	.2	.03	4.0	.1	.08	4	1.0	15.0
L4750N 10100E	.2	26.6	2.9	29	<.1	14.3	6.3	298	1.93	1.8	.4	8.9	.7	62	.1	.1	.1	57	.39	.064	8	30.7	.41	53	.065	3	1.32	.012	.03	.1	.02	2.4	<.1	<.05	4	<.5	15.0
L4750N 10120E	.4	12.3	5.0	44	.1	8.8	5.8	587	1.98	1.3	.4	20.9	.2	216	.1	.1	.1	52	.33	.058	5	21.0	.39	101	.036	2	1.52	.015	.05	.1	.02	1.2	.1	<.05	6	<.5	15.0
L4750N 10140E	.3	13.8	3.3	28	.1	9.3	4.7	227	1.89	1.6	.4	103.4	.4	54	.1	.1	.1	53	.24	.049	7	26.6	.35	75	.047	2	1.74	.010	.03	.1	.02	2.0	<.1	<.05	4	.5	15.0
L4800N 9500E	2.6	366.3	2.8	37	.2	15.8	21.2	445	2.58	1.5	1.2	13.9	.6	51	<.1	.1	.1	75	.63	.102	12	30.2	.47	52	.066	3	1.29	.012	.04	.2	.04	3.6	.1	<.05	4	1.2	15.0
L4800N 9520E	1.5	397.6	3.1	38	.1	16.0	20.0	385	2.60	1.5	.8	15.5	.6	48	.1	.1	<.1	73	.47	.082	11	29.3	.50	72	.077	<1	1.42	.012	.03	.1	.03	3.1	.1	<.05	5	1.0	15.0
RE L4800N 9520E	1.5	413.9	3.3	40	.1	17.2	22.0	397	2.66	1.5	.9	8.0	.6	47	.1	.1	.1	74	.47	.084	12	29.9	.52	76	.073	2	1.46	.012	.03	.1	.02	2.9	<.1	.06	5	1.1	15.0
L4800N 9540E	.3	30.5	2.4	29	.1	10.4	6.4	244	2.16	1.5	.3	4.6	1.0	35	.1	.1	<.1	66	.39	.079	8	25.3	.36	67	.082	1	1.08	.010	.04	.1	.02	2.0	<.1	<.05	3	<.5	15.0
STANDARD DS6	12.1	120.7	30.0	146	.3	23.9	10.7	710	2.91	21.5	6.7	51.3	3.1	37	6.0	3.4	4.9	57	.84	.078	15	178.2	.58	161	.077	20	1.89	.074	.15	3.5	.23	3.4	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA ___





ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4800N 9560E	.7	31.7	3.1	31	.1	9.1	7.0	336	2.00	1.5	.3	8.5	.2	33	.1	.1	.1	62	.27	.065	7	25.0	.35	57	.060	3	1.35	.009	.03	.1	.04	1.5	<.1	<.05	4	<.5	15.0
L4800N 9580E	1.7	57.2	3.7	40	.1	13.7	8.5	255	2.25	1.1	.4	5.2	.1	47	.1	.1	.1	72	.24	.062	5	26.2	.55	66	.073	2	1.51	.013	.05	.1	.03	1.1	<.1	.08	7	<.5	15.0
L4800N 9600E	.9	53.1	3.4	27	.1	10.0	5.5	157	1.83	1.4	.4	3.9	.2	51	.1	.1	.1	55	.22	.043	6	29.4	.34	66	.054	4	1.60	.009	.02	.1	.06	1.6	<.1	.06	5	<.5	15.0
L4800N 9620E	.6	36.3	3.7	34	.1	12.9	6.3	233	2.20	1.8	.4	7.8	.2	32	.1	.1	.1	65	.22	.038	8	33.9	.39	59	.073	4	1.64	.009	.02	.1	.03	1.7	<.1	<.05	6	<.5	15.0
L4800N 9640E	1.0	52.8	3.2	31	.1	13.0	6.6	252	2.03	2.0	.5	12.2	.2	51	.1	.1	.1	60	.25	.049	7	33.1	.40	103	.067	4	1.69	.010	.03	.1	.05	1.7	<.1	.06	4	.5	15.0
L4800N 9660E	1.6	88.4	3.3	33	.1	19.6	9.8	379	1.85	1.1	.4	3.9	.1	44	.1	.1	.1	53	.22	.059	5	36.0	.49	98	.044	3	1.71	.013	.03	.1	.07	1.2	<.1	.07	5	<.5	15.0
L4800N 9680E	1.9	149.9	3.0	33	.1	18.9	10.9	249	2.20	1.6	.5	7.7	.2	61	.1	.1	.1	56	.25	.065	6	26.9	.48	106	.058	5	2.00	.014	.05	.1	.05	1.9	<.1	<.05	4	.7	15.0
L4800N 9700E	1.4	68.0	2.1	31	.1	15.8	14.5	334	2.33	1.5	.3	3.9	.8	44	.1	.1	<.1	62	.34	.067	5	28.2	.67	74	.076	4	1.38	.008	.06	.1	.03	2.4	<.1	<.05	3	<.5	15.0
L4800N 9720E	.4	43.8	2.4	25	.1	14.7	9.6	213	1.99	1.8	.3	8.4	.6	45	.1	.1	<.1	60	.31	.029	6	27.8	.44	66	.076	3	1.33	.017	.04	.1	.06	2.4	<.1	<.05	3	<.5	15.0
L4800N 9740E	.5	42.2	2.6	27	.1	15.2	8.7	200	1.97	1.8	.3	6.5	.7	37	.1	.1	<.1	58	.26	.028	6	27.8	.45	90	.080	3	1.53	.012	.03	.1	.04	2.6	<.1	<.05	3	<.5	15.0
L4800N 9760E	.8	41.0	4.3	31	.1	14.6	6.8	258	2.32	2.3	.4	3.0	.5	29	.1	.2	.1	69	.19	.039	7	35.1	.41	73	.058	3	1.81	.011	.03	.1	.09	2.1	.1	<.05	5	.6	15.0
L4800N 9780E	.4	40.5	3.2	24	.1	15.3	8.5	339	2.10	2.0	.3	7.5	.8	40	.1	.1	.1	62	.32	.052	7	32.0	.43	90	.072	4	1.60	.013	.03	.1	.05	3.1	<.1	<.05	3	<.5	15.0
L4800N 9800E	.8	54.2	3.9	30	.1	12.2	6.4	214	1.90	1.6	.4	1.5	.1	31	.1	.1	.1	56	.24	.066	6	25.8	.38	72	.043	4	1.65	.022	.03	.1	.05	1.2	.1	.06	5	<.5	15.0
L4800N 9820E	1.2	95.7	3.4	39	.1	18.7	10.1	252	2.16	1.9	.4	3.0	.7	75	.1	.1	.1	66	.41	.090	7	31.9	.58	110	.087	3	1.69	.030	.11	.1	.02	2.3	.1	<.05	4	<.5	15.0
L4800N 9840E	4.2	113.9	2.4	38	.1	19.8	9.5	229	3.07	1.2	.4	58.1	.9	50	.1	.1	<.1	69	.32	.107	5	31.3	.70	188	.121	4	1.70	.017	.26	.1	.02	2.4	.1	<.05	5	1.0	15.0
L4800N 9860E	1.8	132.7	3.9	44	.1	20.2	10.0	255	2.61	2.2	.5	5.8	.9	52	.1	.1	.1	66	.34	.105	8	32.9	.60	138	.091	5	1.92	.018	.12	.1	.05	2.6	.1	<.05	5	.7	15.0
L4800N 9880E	1.2	163.8	2.4	25	.1	19.1	11.5	217	2.28	1.0	.3	3.7	.3	41	.1	.1	<.1	60	.31	.052	4	24.6	.48	79	.072	1	1.92	.027	.04	.1	.04	2.3	<.1	<.05	5	.6	15.0
L4800N 9900E	1.0	180.2	3.0	33	.2	19.8	11.5	217	2.30	1.7	.3	5.4	.5	51	<.1	.1	<.1	63	.35	.076	6	28.0	.51	96	.078	4	2.23	.025	.05	.1	.03	2.7	<.1	<.05	4	.7	15.0
L4800N 9960E	6.9	145.5	2.1	28	.1	43.6	11.6	193	2.24	1.0	.3	10.1	.3	30	<.1	.1	<.1	72	.30	.072	4	104.0	.79	101	.115	2	1.80	.016	.11	.2	.04	1.8	.1	<.05	4	.7	15.0
RE L4800N 9960E	6.7	144.5	2.1	29	.1	44.2	11.6	193	2.25	1.0	.3	2.2	.3	30	<.1	.1	<.1	73	.30	.073	4	100.5	.79	100	.113	1	1.80	.015	.11	.2	.04	1.8	.1	<.05	5	.6	15.0
L4800N 9980E	2.1	101.3	3.3	33	.1	21.5	11.8	308	2.25	1.1	.4	3.5	.3	38	.1	.1	.1	72	.27	.061	6	42.6	.65	89	.092	3	2.01	.019	.05	.1	.05	1.9	.1	<.05	6	.5	15.0
L4800N 10000E	1.8	79.6	4.2	29	.1	17.5	8.0	245	2.07	1.7	.5	41.2	.2	32	.1	.1	.1	61	.24	.065	6	39.3	.45	66	.070	2	1.73	.013	.04	.1	.05	1.7	<.1	<.05	6	.7	15.0
L4800N 10020E	8.0	139.9	3.6	33	.1	36.7	12.2	247	2.12	1.6	.7	7.4	.3	54	.1	.1	.1	57	.25	.069	6	61.9	.55	69	.081	3	2.12	.015	.06	.1	.05	2.2	.1	<.05	5	.8	15.0
L4800N 10040E	1.2	41.9	3.3	30	.1	28.6	9.7	272	2.25	1.9	.4	2.4	.4	57	.1	.2	.2	66	.35	.059	7	65.9	.59	70	.076	3	1.55	.010	.03	.4	.04	2.9	<.1	<.05	4	<.5	15.0
L4800N 10060E	.3	12.7	2.9	46	.1	4.0	3.5	858	1.24	<.5	.3	4.3	.2	96	.1	<.1	<.1	28	.26	.089	4	11.8	.27	93	.005	1	1.59	.012	.05	<.1	.08	.4	<.1	<.05	4	<.5	15.0
L4800N 10080E	.2	22.6	3.5	43	.1	8.2	4.8	695	1.68	.8	.3	7.8	.1	122	.1	.1	.1	41	.47	.087	6	17.4	.36	119	.017	2	1.99	.010	.08	<.1	.08	1.0	<.1	<.05	4	<.5	15.0
L4800N 10100E	.3	20.2	4.0	39	.1	15.2	6.6	290	2.12	1.9	.4	10.3	.6	59	.1	.2	.1	62	.31	.044	8	35.6	.47	78	.076	4	1.78	.011	.03	.1	.05	2.8	<.1	<.05	5	<.5	15.0
L4800N 10120E	.3	21.0	4.0	37	<.1	13.3	6.4	399	1.91	1.4	.4	6.9	.5	66	.1	.1	.1	54	.32	.043	7	30.9	.43	68	.064	5	1.55	.011	.04	.1	.02	2.3	<.1	<.05	5	<.5	7.5
L4800N 10140E	.3	16.2	4.6	41	.1	12.1	5.7	325	2.03	1.5	.4	26.6	.5	56	.1	.1	.1	54	.26	.054	7	28.0	.45	78	.054	4	1.85	.009	.04	.1	.03	2.2	<.1	<.05	5	<.5	15.0
L4850N 9960E	1.6	85.6	3.3	34	.1	20.6	11.6	278	2.38	.9	.3	7.3	.4	37	.1	.1	.1	80	.29	.057	4	34.9	.63	78	.105	2	1.59	.020	.10	.1	.01	2.0	.1	<.05	5	<.5	15.0
L4850N 9980E	1.8	85.3	3.8	39	.1	20.9	14.3	417	2.44	.8	.4	6.7	.3	35	.1	.1	.1	79	.30	.064	4	33.8	.69	79	.114	6	1.72	.023	.11	.1	.02	2.1	.1	<.05	5	<.5	15.0
L4850N 10000E	4.7	141.3	3.8	40	.1	26.5	14.8	434	2.10	1.3	.5	22.5	.4	41	.1	.1	.1	63	.31	.064	6	32.9	.47	84	.069	4	1.51	.014	.04	.2	.02	2.4	<.1	<.05	4	<.5	15.0
L4850N 10020E	2.1	59.8	2.4	29	.1	51.0	14.1	376	1.71	.6	.4	3.4	.1	472	.1	<.1	.1	44	.38	.086	4	97.2	.74	170	.024	4	1.85	.012	.04	.1	.03	.8	<.1	<.05	5	<.5	15.0
L4150N 9580E	.3	33.0	2.9	32	.1	12.0	5.9	251	1.92	1.1	.3	2.4	.2	32	<.1	.1	.1	60	.23	.040	6	29.6	.39	58	.062	3	1.18	.010	.02	.1	.03	1.3	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.8	123.4	30.1	144	.3	24.0	10.5	701	2.84	21.6	6.6	48.5	3.1	37	6.1	3.5	5.1	56	.84	.077	15	177.4	.59	161	.079	20	1.88	.073	.16	3.4	.23	3.5	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4150N 9600E	.3	38.8	3.1	35	.1	11.7	6.2	293	1.89	1.5	.4	3.3	.1	31	.1	.1	.1	55	.19	.055	7	27.6	.31	73	.031	3	1.45	.009	.02	.1	.04	.9	<.1	.09	5	<.5	15
L4150N 9620E	.5	34.0	3.3	33	.1	10.8	5.8	246	1.96	1.5	.4	2.1	.3	26	.1	.1	.1	57	.20	.043	6	26.7	.29	68	.042	3	1.20	.009	.03	.1	.03	1.3	<.1	.09	5	<.5	15
L4150N 9640E	.7	42.2	4.1	43	.1	15.2	7.5	447	2.16	1.5	.4	4.0	.1	27	.2	.1	.1	60	.19	.058	7	33.5	.40	78	.039	3	1.53	.010	.02	.1	.03	1.0	<.1	.07	6	.5	15
L4150N 9660E	1.3	57.5	4.0	42	.1	13.8	7.5	398	2.10	1.3	.5	3.5	.2	28	.1	.1	.1	60	.21	.050	6	30.9	.45	54	.055	3	1.61	.009	.02	.1	.02	1.5	<.1	.07	6	.5	15
L4150N 9680E	1.3	78.8	4.5	48	.1	12.7	7.9	419	2.30	1.4	.8	4.2	.1	32	.2	.1	.1	61	.19	.090	7	29.2	.39	57	.032	3	1.94	.008	.02	.1	.04	.7	<.1	.13	7	.5	15
L4150N 9700E	.6	34.4	3.8	31	.1	11.1	5.6	211	2.07	1.8	.4	6.8	.2	26	.1	.1	.1	60	.21	.054	6	29.4	.34	48	.047	2	1.38	.009	.02	.1	.02	1.4	<.1	.06	6	<.5	15
L4150N 9720E	.5	38.6	2.7	25	.1	10.4	6.2	204	1.92	1.8	.4	2.4	.7	30	.1	.1	.1	57	.29	.055	8	26.8	.32	65	.066	5	1.59	.011	.02	.1	.03	2.3	<.1	<.05	4	.6	15
L4150N 9740E	.4	32.7	2.8	27	.1	10.6	5.7	222	1.96	1.5	.4	3.4	.2	29	.1	.1	.1	59	.24	.051	6	27.4	.32	60	.044	4	1.41	.009	.02	.1	.03	1.5	<.1	<.05	4	<.5	15
L4150N 9760E	.5	28.2	2.9	35	.1	10.8	6.4	312	2.05	1.2	.3	3.6	.1	35	.1	.1	.1	61	.24	.053	6	28.3	.35	68	.048	4	1.30	.010	.02	.1	.04	1.2	<.1	<.05	4	<.5	15
L4150N 9780E	.8	23.8	3.3	28	.1	8.0	9.1	869	1.58	1.0	.3	2.5	<.1	28	.1	.1	.1	49	.14	.106	4	23.5	.21	98	.013	3	1.25	.008	.02	<.1	.07	.5	.1	.13	4	<.5	15
L4150N 9800E	.8	37.1	4.4	31	.1	10.2	5.9	191	2.06	1.5	.5	1.1	.1	26	.1	.1	.1	55	.20	.075	8	27.2	.34	60	.043	6	1.98	.010	.02	.1	.05	1.1	<.1	.06	7	.5	15
L4150N 9820E	.3	44.2	2.0	26	.1	10.6	5.9	181	1.87	1.1	.4	2.3	.2	32	.1	.1	<.1	56	.22	.046	5	25.6	.33	61	.045	3	1.52	.012	.02	.1	.03	1.5	<.1	<.05	3	<.5	15
L4150N 9840E	.3	84.6	2.0	26	<.1	15.2	8.2	208	1.76	1.4	.3	1.6	.7	45	.2	.1	<.1	58	.33	.050	5	30.7	.48	81	.072	3	1.52	.019	.03	.1	.02	2.5	<.1	<.05	3	<.5	15
L4150N 9860E	1.3	64.9	5.7	50	.1	14.1	9.0	400	2.77	4.8	.8	23.2	1.7	45	.1	.1	.1	60	.31	.063	15	28.1	.47	82	.088	5	2.21	.027	.05	.3	.02	2.6	.1	<.05	10	.7	15
L4150N 9880E	.4	72.6	2.6	35	<.1	15.9	9.0	246	2.01	1.4	.3	13.6	.7	55	.1	.1	.1	62	.37	.078	6	31.8	.59	94	.076	3	1.65	.021	.05	.1	.01	2.6	<.1	<.05	5	<.5	15
L4150N 9900E	.3	86.3	2.4	33	.1	17.6	10.2	290	1.97	1.5	.3	4.9	.7	64	.1	.1	.1	60	.36	.072	6	31.0	.60	92	.071	3	1.63	.022	.06	.2	.01	2.5	<.1	<.05	4	<.5	15
L4200N 9500E	.7	29.0	3.8	31	.1	13.1	6.2	206	2.55	2.1	.4	5.8	.2	30	.1	.1	.1	64	.20	.041	7	33.3	.32	68	.064	3	1.52	.009	.03	.1	.03	1.6	<.1	<.05	7	<.5	15
L4200N 9520E	.5	55.4	2.7	27	.1	14.1	6.5	195	2.04	1.3	.4	3.7	.2	32	.1	.1	<.1	59	.21	.037	6	36.2	.34	50	.060	5	1.61	.009	.03	.1	.04	1.6	<.1	<.05	5	<.5	15
RE L4200N 9520E	.5	55.5	2.6	28	.1	14.1	6.6	199	2.10	1.3	.4	2.9	.2	33	.1	.1	<.1	60	.20	.038	7	36.1	.34	52	.059	3	1.68	.009	.03	.1	.02	1.5	<.1	<.05	5	<.5	15
L4200N 9540E	.3	21.9	2.7	24	.1	11.3	5.8	189	2.19	1.7	.3	2.8	.4	25	.1	.1	<.1	66	.21	.039	6	30.1	.29	60	.050	2	1.19	.007	.02	.1	.02	1.6	<.1	<.05	3	<.5	15
L4200N 9560E	.9	97.2	4.8	39	.2	19.7	10.6	309	2.40	2.2	.8	5.8	.2	26	.1	.1	.1	62	.17	.069	11	35.2	.38	67	.033	3	2.12	.008	.03	.1	.05	1.4	.1	.07	6	.6	15
L4200N 9580E	.7	37.2	3.5	35	.1	11.7	7.2	369	2.12	1.1	.4	5.3	.1	37	.1	.1	<.1	62	.22	.063	6	29.6	.35	95	.033	3	1.34	.010	.03	.1	.02	.9	<.1	.06	5	<.5	15
L4200N 9600E	.4	29.8	1.8	26	<.1	9.6	5.2	171	1.78	1.5	.3	24.9	.3	31	.1	.1	<.1	58	.25	.037	6	27.2	.29	39	.063	4	1.20	.009	.02	.1	.02	1.8	<.1	<.05	3	<.5	15
L4200N 9620E	.3	45.3	2.0	27	<.1	14.5	7.2	192	1.79	1.3	.3	3.0	.7	39	<.1	.1	<.1	57	.24	.030	5	31.4	.43	71	.073	3	1.41	.015	.03	.1	.01	2.3	<.1	<.05	3	<.5	15
L4200N 9640E	.4	30.6	3.2	35	.1	14.4	6.1	218	1.82	1.3	.4	1.3	.2	25	.1	.1	.1	56	.17	.038	6	30.8	.43	62	.051	3	1.60	.008	.02	.1	.02	1.4	<.1	<.05	5	<.5	15
L4200N 9660E	.8	90.0	3.1	34	.1	12.7	6.9	247	2.01	1.2	.5	2.6	.4	27	.1	.1	.1	54	.22	.046	8	28.9	.45	42	.062	2	1.69	.009	.02	.1	.02	2.0	<.1	<.05	5	.5	15
L4200N 9680E	1.9	65.3	5.8	42	.1	11.3	6.6	355	2.30	1.7	.7	2.8	.3	31	.1	.1	.1	61	.23	.060	9	28.9	.40	53	.063	3	1.79	.011	.03	.1	.03	1.5	.1	<.05	8	.5	15
L4200N 9700E	.4	37.0	4.2	35	.1	10.0	5.4	277	1.84	1.5	.5	1.9	.1	27	.2	.1	.1	53	.18	.054	9	27.3	.31	68	.044	3	1.68	.008	.02	.1	.03	1.4	<.1	<.05	5	<.5	15
L4200N 9720E	.3	52.4	3.2	31	<.1	13.0	7.4	238	2.11	1.9	.4	2.8	.6	34	.1	.1	.1	64	.25	.053	7	31.2	.37	75	.048	2	1.48	.015	.03	.1	.02	2.1	<.1	<.05	4	<.5	15
L4200N 9740E	.6	53.7	3.2	33	.1	22.1	8.0	327	2.07	.9	.4	21.8	.1	33	.1	.1	.1	65	.19	.048	5	48.1	.51	65	.039	3	1.52	.010	.04	<.1	.03	1.3	<.1	<.05	4	<.5	15
L4200N 9760E	.8	51.0	3.7	37	.1	15.6	8.2	293	2.35	1.5	.5	2.1	.4	38	.1	.1	.1	66	.26	.068	8	31.7	.52	83	.067	2	2.15	.011	.04	.1	.03	2.1	<.1	<.05	6	<.5	15
L4200N 9780E	.4	47.1	2.2	27	.1	13.9	7.5	211	2.10	1.4	.3	3.2	.6	35	.1	.1	<.1	66	.29	.043	6	30.8	.43	65	.070	1	1.58	.013	.02	.1	.02	2.4	<.1	<.05	4	<.5	15
L4200N 9800E	.4	36.2	2.5	28	.1	11.1	6.4	271	1.93	1.0	.3	1.7	.1	33	.1	.1	.1	60	.24	.057	5	26.1	.41	66	.056	2	1.42	.013	.03	.1	.04	1.5	<.1	<.05	4	<.5	15
L4200N 9820E	.8	73.0	2.3	27	<.1	14.5	8.1	232	1.94	1.0	.3	6.0	.3	37	.1	.1	<.1	58	.27	.051	5	27.8	.45	84	.059	4	1.62	.017	.04	.1	.02	1.8	<.1	<.05	4	<.5	15
STANDARD DS6	12.0	124.6	30.7	148	.3	24.7	10.7	705	2.88	21.3	6.8	49.1	3.2	37	6.2	3.8	5.0	58	.84	.077	14	179.8	.59	163	.069	17	1.86	.073	.16	3.6	.23	3.5	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4200N 9840E	.4	83.2	1.9	32	.1	17.1	9.4	255	1.96	1.2	.3	4.0	.9	50	.1	.1	<.1	63	.38	.069	6	30.0	.58	104	.081	3	1.51	.020	.06	.1	.01	2.5	<.1	<.05	4	<.5	15
L4200N 9860E	.3	93.8	2.2	31	<.1	18.0	9.8	310	2.06	1.3	.3	3.5	.9	57	.1	.1	<.1	64	.41	.079	6	36.2	.57	74	.072	2	1.38	.017	.06	.1	.01	2.8	<.1	<.05	4	<.5	15
L4200N 9880E	.4	84.0	2.1	33	<.1	16.6	9.4	299	1.94	1.2	.3	7.7	.6	57	.1	.1	<.1	61	.39	.076	5	30.8	.57	84	.070	3	1.42	.024	.06	.2	.01	2.2	<.1	<.05	4	<.5	15
L4200N 9900E	.5	97.2	2.8	48	.1	20.2	10.1	313	2.00	1.2	.3	2.0	.4	62	.1	.1	<.1	60	.39	.086	5	32.3	.70	117	.070	4	1.91	.027	.06	.1	.02	2.5	<.1	<.05	5	.6	15
L4200N 9920E	.8	94.2	2.6	38	.1	18.4	11.5	414	1.97	1.0	.4	5.5	.4	49	.1	.1	.1	61	.33	.083	5	29.9	.59	103	.068	5	2.00	.026	.06	.1	.03	2.3	<.1	<.05	5	.5	15
L4200N 9940E	1.0	87.1	2.9	37	.1	18.0	9.4	322	1.90	1.1	.3	2.5	.4	46	<.1	.1	.1	54	.30	.074	5	27.7	.62	96	.063	3	1.76	.024	.05	.1	.02	1.9	.1	<.05	5	.6	15
L4200N 9960E	1.0	92.1	3.7	44	.1	21.1	10.7	561	1.71	.6	.3	1.4	.2	46	.1	<.1	.1	53	.34	.059	4	34.4	.61	86	.069	2	1.56	.024	.06	.1	.02	2.0	<.1	<.05	5	<.5	15
L4200N 9980E	.8	39.3	3.2	29	<.1	15.1	6.7	194	1.72	1.2	.3	1.7	.4	37	.1	.1	.1	51	.24	.037	6	27.7	.49	84	.061	4	1.33	.015	.04	.1	.01	2.0	<.1	<.05	4	<.5	15
L4200N 10000E	1.8	431.5	7.0	51	.1	30.7	11.4	330	1.81	.9	1.8	9.9	.3	53	.1	.1	.1	54	.53	.075	7	35.5	.59	77	.059	2	2.07	.025	.05	.2	.03	2.7	.1	<.05	4	.9	15
L4200N 10020E	1.3	180.6	6.0	34	.1	19.5	10.8	258	1.94	.7	.5	88.3	.6	48	.1	.1	.8	56	.47	.057	6	31.8	.56	63	.075	2	1.24	.027	.04	.2	.01	2.4	<.1	<.05	4	<.5	15
L4200N 10040E	.8	79.8	2.8	24	<.1	16.8	9.7	229	1.84	.9	.3	4.4	.7	61	<.1	.1	.1	59	.48	.065	4	29.2	.48	66	.071	3	1.05	.027	.05	.3	.01	2.2	<.1	<.05	3	<.5	15
L4200N 10060E	2.9	42.0	3.1	30	<.1	14.2	6.6	257	1.62	.7	.3	3.1	.2	44	<.1	.1	.1	51	.39	.062	5	28.3	.49	70	.061	2	1.17	.020	.03	.4	.02	1.8	<.1	<.05	5	<.5	15
L4200N 10080E	3.9	75.0	4.7	55	.1	15.9	10.2	440	2.13	1.0	.5	7.0	.3	50	.1	.1	.1	63	.52	.063	6	37.2	.52	63	.072	3	1.39	.022	.05	.2	.03	2.4	<.1	<.05	5	.6	15
L4200N 10100E	3.1	43.7	4.0	54	.1	23.7	9.7	272	2.27	1.1	.4	49.4	.2	43	.1	.1	.3	70	.40	.047	5	45.8	.82	76	.077	3	1.57	.019	.07	.1	.02	2.6	<.1	<.05	7	<.5	15
L4200N 10140E	1.0	32.2	4.1	38	.2	17.7	6.8	233	2.60	1.5	.4	7.6	.5	43	.1	.1	.4	74	.26	.042	6	44.1	.52	75	.078	4	2.12	.013	.03	.3	.04	2.8	<.1	<.05	6	<.5	15
L4250N 9500E	.4	30.4	3.3	31	.1	10.4	5.1	203	1.97	1.1	.4	9.6	<.1	27	.1	.1	.1	55	.16	.070	6	28.3	.26	58	.024	3	1.33	.008	.02	.1	.03	.6	<.1	<.05	5	<.5	15
RE L4250N 9500E	.5	29.7	3.4	31	.1	10.3	5.0	197	1.93	1.2	.4	1.8	<.1	28	.1	.1	.1	52	.17	.070	6	27.2	.25	55	.027	2	1.32	.008	.02	<.1	.04	.7	<.1	<.05	5	<.5	15
L4250N 9520E	.4	52.4	2.4	30	<.1	12.5	6.7	186	2.20	1.4	.3	3.3	.5	26	.1	.1	<.1	72	.22	.034	6	28.5	.39	54	.093	2	1.59	.010	.06	.1	.03	1.9	<.1	<.05	4	<.5	15
L4250N 9540E	.5	24.7	3.6	30	.1	11.2	5.0	185	2.13	1.4	.4	3.8	.2	26	.1	.1	.1	59	.22	.057	7	29.5	.29	47	.059	3	1.56	.008	.03	.1	.03	1.6	<.1	<.05	6	<.5	15
L4250N 9560E	.4	43.2	2.9	29	.1	11.2	6.7	209	2.00	1.4	.4	6.2	.6	31	<.1	.1	.1	63	.27	.053	6	28.7	.33	61	.066	3	1.38	.009	.03	.1	.02	2.0	<.1	<.05	3	<.5	15
L4250N 9580E	.4	88.5	2.4	25	<.1	17.0	8.0	198	2.01	1.1	.3	1.8	.6	47	<.1	.1	<.1	62	.28	.026	6	32.2	.41	98	.077	1	1.12	.011	.04	.1	.01	2.2	<.1	<.05	3	<.5	15
L4250N 9600E	.6	59.2	2.8	36	.1	27.5	10.3	279	2.74	.8	.4	3.3	.2	34	.1	.1	<.1	82	.25	.046	5	50.3	.81	115	.121	4	2.10	.014	.10	.1	.05	2.1	.1	<.05	6	<.5	15
L4250N 9620E	.2	33.5	2.6	25	.1	15.8	6.7	199	2.01	1.0	.3	25.6	.3	36	.1	.1	<.1	63	.27	.036	5	37.8	.43	77	.074	2	1.13	.011	.03	.1	.03	1.8	<.1	<.05	4	<.5	15
L4250N 9640E	.4	38.2	2.9	28	<.1	13.7	6.7	235	2.04	1.9	.3	3.9	.5	33	.1	.1	.1	64	.25	.032	7	34.3	.37	60	.071	3	1.45	.011	.03	.1	.02	2.4	<.1	<.05	3	<.5	15
L4250N 9660E	3.0	28.4	8.3	56	.1	8.8	4.9	475	3.13	6.7	2.1	1.7	1.6	19	.1	.3	.2	36	.14	.069	35	20.1	.24	73	.071	5	2.61	.031	.05	.4	.04	1.6	.1	<.05	14	<.5	15
L4250N 9680E	.5	39.2	3.3	32	.1	11.1	6.3	233	2.12	1.8	.6	4.6	.5	36	.1	.1	.1	60	.32	.059	9	30.4	.35	57	.059	4	1.56	.011	.03	.1	.02	2.3	<.1	<.05	4	<.5	15
L4250N 9700E	.5	33.3	3.0	34	.1	13.4	7.0	277	2.20	1.2	.3	6.0	.3	39	.1	.1	.1	68	.30	.063	7	35.1	.43	70	.068	4	1.33	.012	.03	.1	.02	2.2	<.1	<.05	4	<.5	15
L4250N 9720E	.6	49.3	2.9	32	.1	16.6	8.3	309	2.11	1.3	.3	7.8	.4	43	.1	.1	.1	65	.31	.060	7	35.5	.50	78	.075	3	1.47	.013	.03	.1	.02	2.5	<.1	<.05	4	<.5	15
L4250N 9740E	.6	44.5	3.1	32	.1	13.3	7.1	332	2.11	1.1	.3	2.8	.2	37	.1	.1	.1	66	.26	.051	6	31.8	.43	74	.063	5	1.50	.012	.03	.1	.04	1.8	<.1	<.05	4	<.5	15
L4250N 9760E	.7	38.3	4.0	33	.1	14.4	7.3	264	2.43	1.6	.4	5.0	.2	32	.1	.1	.1	69	.22	.051	7	33.1	.44	72	.053	4	1.82	.012	.03	.1	.06	1.8	.1	<.05	5	<.5	15
L4250N 9780E	.8	34.2	2.8	32	.1	14.2	6.4	220	2.04	1.4	.5	12.8	.7	31	.1	.1	<.1	57	.30	.094	8	37.0	.53	61	.067	4	2.31	.011	.06	.1	.05	2.4	<.1	<.05	5	.5	15
L4250N 9800E	.5	51.0	2.6	31	.1	12.4	7.3	243	2.24	1.6	.4	3.9	.7	41	.2	.1	.1	66	.34	.062	8	30.2	.39	76	.069	2	1.47	.016	.03	.1	.02	2.3	<.1	<.05	4	<.5	15
L4250N 9820E	.5	45.9	2.7	31	.1	13.2	8.6	306	2.06	1.2	.4	8.1	.3	39	.1	.1	<.1	65	.32	.066	6	27.4	.51	103	.061	3	1.81	.017	.04	<.1	.03	2.0	<.1	<.05	4	<.5	15
L4250N 9840E	.5	65.3	3.2	32	<.1	15.0	8.6	240	1.98	.8	.3	2.4	.4	53	.1	.1	<.1	60	.31	.052	4	28.6	.52	102	.060	3	1.48	.020	.03	.1	.02	2.0	<.1	<.05	4	<.5	15
STANDARD DS6	11.5	123.7	29.7	146	.3	24.2	10.5	689	2.80	20.8	6.4	47.6	3.1	37	6.2	3.5	4.8	58	.83	.075	15	177.7	.57	163	.080	18	1.85	.073	.16	3.7	.23	3.5	1.7	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4250N 9860E	.5	130.1	3.1	40	.1	18.0	10.7	320	1.98	1.6	.4	72.8	.5	77	.1	.1	.1	59	.41	.092	6	29.5	.59	107	.068	3	1.69	.024	.07	.1	.03	2.5	.1	<.05	4	.5	15
L4700N 9800E	.6	40.5	4.4	34	.1	18.4	9.0	273	2.14	2.9	.4	3.2	.9	34	.1	.1	.1	55	.24	.051	8	28.9	.43	97	.047	3	1.60	.012	.03	.1	.03	2.6	.1	<.05	4	.5	15
L4700N 9820E	.6	40.3	3.1	27	.1	13.0	7.9	234	2.35	2.1	.4	3.7	1.0	30	.1	.1	.1	68	.25	.038	6	32.1	.40	75	.079	2	1.80	.012	.03	.1	.05	2.9	<.1	<.05	4	.5	15
L4700N 9840E	.7	51.9	3.6	23	.1	10.7	6.1	168	2.08	2.2	.3	8.2	.5	30	.1	.1	.1	60	.21	.036	6	27.9	.28	62	.061	3	1.48	.010	.02	.1	.04	2.0	<.1	<.05	5	<.5	15
L4700N 9860E	.7	73.9	2.7	27	.1	15.3	9.1	251	2.15	1.8	.4	7.7	.6	42	.1	.1	<.1	67	.31	.052	7	30.0	.47	109	.080	4	1.54	.016	.04	.1	.03	2.5	<.1	<.05	4	<.5	15
L4700N 9880E	.9	66.4	2.9	27	<.1	14.6	9.1	258	2.20	1.7	.3	2.5	.7	52	.1	.1	<.1	70	.34	.056	6	27.5	.51	124	.091	3	1.60	.019	.06	.1	.03	2.3	<.1	<.05	4	<.5	15
L4700N 9900E	1.4	89.8	2.8	33	.1	19.6	11.4	321	1.94	1.5	.4	<.5	.4	96	.1	.1	.1	55	.30	.067	5	32.8	.54	152	.074	3	1.73	.024	.06	.1	.02	1.8	.1	<.05	5	.6	15
L4700N 9920E	1.3	73.4	4.3	29	.1	12.5	8.2	289	2.13	1.6	.5	6.2	.2	46	.1	.1	.1	68	.22	.063	5	27.0	.42	60	.055	5	1.45	.017	.04	.1	.04	1.4	<.1	.07	6	.6	15
L4700N 9940E	1.4	87.1	2.9	34	.1	19.6	10.9	290	2.31	1.6	.4	47.1	.2	62	.1	.1	.1	73	.31	.052	4	31.9	.62	108	.088	3	1.90	.020	.07	.1	.03	2.2	.1	<.05	6	.7	15
L4700N 9960E	1.3	45.2	4.4	36	.1	18.0	10.3	305	2.24	1.4	.3	1.6	.3	28	.1	.1	.1	76	.18	.050	4	30.6	.64	56	.131	3	1.52	.015	.06	.1	.03	1.4	.1	<.05	7	.5	15
L4700N 9980E	1.5	204.0	3.6	37	<.1	44.8	22.8	446	2.42	1.4	.7	32.4	.6	74	.2	.1	.1	68	.44	.057	6	62.9	.80	92	.063	2	2.05	.019	.05	.2	.02	3.0	.1	<.05	4	.7	15
L4700N 10000E	1.4	91.1	2.3	50	<.1	55.6	20.0	336	2.78	.8	.5	2.0	.7	101	.1	<.1	<.1	88	.39	.046	5	133.1	1.43	91	.182	2	2.33	.014	.07	.1	.02	2.2	<.1	<.05	6	.6	15
L4700N 10020E	2.4	322.8	1.6	43	.1	109.5	24.0	188	2.06	.8	.5	3.3	.4	140	.1	<.1	<.1	48	.37	.063	2	138.8	1.15	96	.087	2	2.18	.022	.04	.1	.02	1.4	<.1	<.05	4	.6	15
L4700N 10040E	4.0	129.0	5.0	49	.1	35.4	11.0	295	2.64	1.6	1.1	69.4	.7	71	.1	.1	.3	75	.72	.053	7	54.1	.75	85	.110	4	1.59	.027	.05	.1	.03	3.0	<.1	<.05	5	.9	15
L4700N 10060E	1.8	56.6	3.9	40	.1	31.1	9.9	260	2.30	1.3	.4	5.8	.6	65	.1	.1	.2	69	.48	.054	6	54.6	.70	83	.082	3	1.42	.014	.03	.1	.02	2.7	<.1	<.05	5	<.5	15
L4350N 9760E	1.0	52.5	5.0	45	<.1	15.2	7.8	246	2.36	3.1	.7	3.4	1.0	37	.1	.2	.1	58	.30	.069	12	30.5	.48	74	.070	3	1.97	.017	.04	.1	.02	2.9	.1	<.05	6	.5	15
L4350N 9780E	.5	67.8	3.0	34	.1	15.1	8.0	239	1.98	1.7	.3	3.5	.8	50	.1	.1	.1	63	.38	.092	7	31.5	.52	79	.079	3	1.45	.020	.06	.1	.01	2.8	<.1	<.05	4	<.5	15
L4350N 9800E	.3	87.6	2.0	26	.1	13.7	9.9	262	2.07	1.2	.3	86.2	.9	67	.1	.1	.1	67	.48	.072	6	28.8	.53	71	.078	2	1.18	.030	.06	.1	.02	2.9	<.1	<.05	3	<.5	15
L4350N 9820E	.3	81.1	2.7	34	<.1	15.7	9.5	297	2.01	1.7	.3	2.2	.8	54	.1	.1	.1	63	.40	.072	6	29.0	.55	68	.075	2	1.41	.020	.05	.1	.02	2.6	<.1	<.05	4	<.5	15
RE L4350N 9820E	.4	81.9	2.8	35	<.1	15.4	9.3	303	2.06	1.6	.3	3.2	.8	54	.1	.1	<.1	62	.39	.072	6	28.8	.56	69	.076	2	1.40	.021	.05	.1	.02	2.6	<.1	<.05	4	<.5	15
L4350N 9840E	.5	118.8	1.5	28	.1	17.5	11.8	245	1.95	.7	.2	1.9	.4	58	.1	<.1	<.1	62	.36	.050	3	28.6	.75	105	.078	3	2.05	.027	.05	.1	.02	2.7	<.1	<.05	4	.6	15
L4350N 9860E	.4	73.2	1.7	26	<.1	14.7	9.3	213	1.90	.9	.3	1.9	.3	66	.1	<.1	<.1	61	.38	.057	4	27.4	.59	112	.082	2	1.93	.029	.06	.1	.02	2.4	<.1	<.05	4	.5	15
L4350N 9880E	.7	74.7	3.0	35	.1	15.2	10.3	424	2.04	1.2	.3	1.4	.2	58	.1	.1	.1	65	.34	.067	4	28.1	.62	114	.064	3	2.01	.027	.05	.2	.03	2.0	<.1	<.05	5	.5	15
L4350N 9900E	1.0	74.6	3.4	49	.1	18.2	13.4	783	2.12	1.4	.4	1.1	.3	48	.1	.1	.1	65	.30	.070	4	27.1	.65	98	.080	2	1.81	.025	.08	.1	.02	1.8	.1	<.05	6	.7	15
L4350N 9920E	1.0	90.6	2.9	35	.1	17.6	11.6	397	1.87	.8	.4	1.3	.3	53	<.1	<.1	<.1	54	.30	.059	4	26.0	.54	90	.062	3	1.65	.023	.06	.2	.02	1.7	<.1	<.05	5	<.5	15
L4350N 9940E	.7	45.4	3.4	34	<.1	14.5	8.5	277	1.96	1.3	.3	2.3	.3	39	.1	.1	.1	59	.25	.038	4	27.7	.55	73	.077	3	1.53	.017	.05	.1	.02	1.9	<.1	<.05	5	<.5	15
L4350N 9980E	2.5	38.6	5.8	41	.1	15.3	9.4	508	1.91	1.5	.4	1.7	.2	30	.1	.1	.2	51	.22	.045	6	26.9	.45	54	.057	3	1.30	.014	.04	.2	.02	1.6	<.1	<.05	6	<.5	15
L4350N 10000E	.7	51.3	5.9	33	<.1	18.3	8.1	228	1.84	.8	.3	1.8	.3	40	.1	.1	.2	52	.28	.041	4	33.8	.56	54	.075	3	1.29	.019	.04	.1	.01	2.0	<.1	<.05	4	<.5	15
L4350N 10020E	1.9	38.9	14.7	41	<.1	15.2	8.4	265	1.95	.9	.3	2.2	.2	36	.1	.1	.1	56	.27	.043	5	29.3	.54	59	.063	3	1.29	.015	.04	.1	.02	1.8	<.1	<.05	6	<.5	15
L4350N 10040E	1.0	55.8	2.4	35	<.1	14.1	7.7	250	2.10	1.2	.3	8.0	.6	40	.1	.1	.1	61	.33	.047	5	30.7	.54	68	.089	3	1.84	.016	.04	.1	.02	2.5	<.1	<.05	4	.6	15
L4350N 10060E	1.1	51.2	3.5	31	<.1	16.5	7.9	228	1.96	1.4	.3	3.7	.5	42	.1	.1	.1	60	.32	.057	5	33.8	.49	82	.063	2	1.47	.015	.04	.1	.01	2.3	<.1	<.05	4	.6	15
L4350N 10080E	2.1	56.2	5.9	45	.1	22.0	9.1	311	2.54	2.1	.5	3.5	.5	42	.1	.1	.2	69	.29	.051	8	43.5	.67	77	.087	2	2.09	.019	.05	.2	.03	2.2	<.1	<.05	8	<.5	15
L4350N 10100E	1.8	48.5	4.6	35	.1	20.3	8.2	238	2.19	1.5	.4	2.9	.3	44	.1	.1	.1	68	.27	.045	6	42.7	.61	82	.072	3	1.77	.014	.04	.1	.03	2.2	<.1	<.05	6	<.5	15
L4350N 10140E	1.5	17.4	6.9	34	<.1	13.1	5.0	211	2.06	1.5	.5	5.8	.3	42	.1	.1	.1	49	.23	.043	7	29.6	.42	87	.044	3	1.68	.014	.03	.1	.04	1.9	<.1	<.05	7	<.5	15
STANDARD DS6	11.9	126.8	30.5	150	.3	24.8	11.0	704	2.90	22.1	6.9	50.7	3.2	37	6.2	3.4	5.1	57	.84	.079	14	180.4	.58	161	.077	18	1.86	.073	.17	3.5	.22	3.6	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4400N 9500E	.9	61.0	2.3	27	.1	13.8	7.6	216	1.99	1.5	.5	53.2	.4	27	.1	.1	.1	56	.20	.040	5	28.0	.30	64	.063	4	1.36	.011	.05	<.1	.04	1.8	<.1	.06	3	<.5	15
L4400N 9520E	.5	33.5	4.5	34	.1	12.0	6.6	307	2.11	1.7	.5	5.7	.2	23	.2	.1	.1	56	.19	.051	8	28.1	.32	66	.039	3	1.54	.009	.03	.1	.03	1.3	<.1	.06	6	<.5	15
L4400N 9540E	.6	24.7	5.5	46	.1	14.8	6.4	311	2.51	2.6	.5	3.8	.2	26	.1	.2	.1	58	.16	.056	9	32.7	.38	89	.028	3	1.32	.007	.04	<.1	.04	1.5	<.1	.06	5	<.5	15
L4400N 9560E	.7	20.3	3.4	31	.1	9.4	5.0	220	1.92	1.6	.5	.9	.2	25	.1	.1	.1	49	.21	.052	9	25.4	.28	57	.046	3	1.62	.007	.02	.1	.03	1.7	<.1	<.05	5	.5	15
L4400N 9580E	.3	27.5	4.0	32	.1	13.1	7.4	272	2.33	2.6	.4	125.2	1.1	29	.1	.1	.1	66	.26	.042	8	31.6	.33	75	.059	2	1.32	.009	.03	<.1	.05	2.5	<.1	<.05	3	<.5	15
L4400N 9600E	.9	38.7	5.4	42	.1	12.8	6.8	368	2.15	1.8	.6	2.5	.1	24	.1	.2	.1	51	.16	.075	9	30.3	.32	87	.014	2	1.67	.007	.03	<.1	.09	1.0	.1	.06	5	.7	15
L4400N 9620E	.4	34.1	3.5	30	.1	13.0	6.6	253	2.13	1.6	.4	2.6	.5	28	.1	.1	.1	62	.24	.027	7	30.8	.39	58	.069	4	1.29	.010	.02	.1	.03	2.0	<.1	<.05	4	.6	15
L4400N 9640E	.4	24.6	5.0	38	.1	13.1	6.5	275	2.15	2.2	.4	1.6	.4	27	.1	.1	.1	57	.24	.048	9	30.3	.39	74	.045	2	1.64	.008	.03	.1	.08	2.2	<.1	<.05	5	<.5	15
L4400N 9660E	.3	34.4	4.7	33	<.1	13.9	7.9	286	2.10	2.4	.3	2.8	1.1	38	.1	.2	<.1	59	.34	.047	8	31.6	.42	89	.070	2	1.41	.013	.03	<.1	.04	2.8	<.1	<.05	4	<.5	15
L4400N 9680E	.3	41.8	2.5	31	<.1	13.5	7.3	233	1.93	1.4	.3	3.4	.5	41	.1	.1	<.1	57	.32	.064	7	31.7	.44	87	.063	3	1.43	.012	.03	<.1	.05	2.2	<.1	<.05	4	<.5	15
L4400N 9700E	.8	59.2	3.8	37	<.1	18.8	7.7	233	2.04	2.4	.5	3.4	1.0	43	.1	.1	.1	52	.30	.067	10	35.2	.49	97	.063	3	1.55	.015	.04	.1	.03	2.7	<.1	<.05	5	.6	15
L4400N 9720E	1.0	74.5	4.6	41	.1	17.7	10.7	330	2.44	2.2	.6	7.2	.5	47	.2	.1	.1	60	.29	.062	10	31.2	.53	111	.060	2	1.90	.017	.04	.1	.04	2.4	.1	<.05	5	.6	15
L4400N 9740E	.4	72.8	2.7	32	<.1	17.1	9.5	270	2.01	1.4	.4	3.0	1.0	51	.1	.1	<.1	59	.39	.062	8	32.8	.53	99	.074	2	1.51	.022	.04	.1	.02	2.9	<.1	<.05	4	.6	15
L4400N 9760E	.2	128.4	1.9	29	.1	15.9	13.0	313	2.27	.9	.3	4.9	.7	98	<.1	.1	<.1	76	.67	.072	5	25.5	.74	87	.081	3	1.99	.050	.07	.1	.03	4.2	<.1	<.05	4	<.5	15
L4400N 9780E	.7	36.0	2.6	29	.1	12.0	6.1	211	1.94	1.5	.4	1.7	.3	39	.1	.1	<.1	54	.37	.088	8	27.2	.42	72	.066	3	1.78	.013	.03	.1	.03	2.1	<.1	<.05	5	.5	15
L4400N 9800E	.7	46.8	2.9	33	.1	13.1	8.0	272	2.23	1.1	.3	2.8	.3	41	.1	.1	.1	61	.31	.063	6	28.7	.46	88	.058	3	1.65	.014	.03	.1	.04	1.8	<.1	<.05	5	<.5	15
L4400N 9820E	.5	60.1	2.5	38	.1	18.3	9.6	288	1.96	.9	.3	1.3	.2	45	.1	.1	<.1	58	.33	.065	4	32.6	.68	88	.065	3	1.73	.025	.04	<.1	.04	1.6	<.1	<.05	5	.6	15
L4400N 9840E	.3	144.5	2.5	46	.1	15.5	11.7	320	2.20	.7	.3	.7	.3	139	.1	.1	.1	70	.61	.070	4	24.6	.84	168	.065	4	2.35	.033	.11	.1	.07	2.5	.1	<.05	6	.6	15
L4400N 9860E	.3	130.0	2.3	36	<.1	16.5	11.7	272	2.03	1.0	.3	1.4	.5	144	.1	.1	<.1	62	.47	.050	5	28.2	.60	122	.062	4	1.85	.026	.07	.1	.03	2.9	<.1	<.05	4	.5	15
RE L4400N 9860E	.3	129.8	2.5	36	<.1	17.2	12.0	269	2.01	1.1	.3	3.8	.5	145	<.1	.1	<.1	60	.45	.050	5	27.5	.61	124	.063	2	1.86	.026	.07	.1	.03	2.7	.1	<.05	5	<.5	15
L4400N 9880E	.4	79.0	2.5	41	.1	14.1	9.1	309	1.86	.8	.3	2.9	.2	80	.1	.1	.1	56	.40	.068	4	25.6	.59	126	.044	4	1.80	.023	.04	.1	.05	1.8	<.1	<.05	5	<.5	15
L4400N 9900E	.5	75.4	3.0	32	.1	15.3	9.3	255	1.87	1.2	.3	2.4	.4	79	.1	.1	.1	52	.41	.051	5	28.7	.52	121	.052	3	1.74	.023	.05	.1	.04	2.2	<.1	<.05	5	<.5	15
L4400N 9920E	.3	115.9	1.4	24	<.1	16.1	10.3	200	1.63	.8	.3	1.6	.6	105	.1	<.1	<.1	52	.51	.064	3	22.4	.49	131	.065	2	1.50	.046	.08	.1	.06	2.0	.1	<.05	3	.5	15
L4400N 9960E	.6	102.0	2.3	32	<.1	23.7	10.0	232	1.82	.7	.4	1.6	.5	65	.1	.1	<.1	56	.45	.058	5	37.7	.66	109	.084	3	1.45	.027	.06	.1	.03	2.6	<.1	<.05	4	<.5	15
L4400N 9980E	2.4	73.1	4.3	43	.1	15.5	10.8	443	1.96	1.2	.8	15.7	.2	42	.1	.1	.1	51	.38	.065	7	26.5	.40	81	.038	3	1.41	.015	.04	.1	.04	1.7	<.1	.06	5	.6	15
L4400N 10000E	1.2	99.6	2.4	33	<.1	19.0	9.6	230	1.95	1.0	.5	2.3	.6	60	.1	.1	.1	59	.49	.057	5	30.7	.50	76	.073	2	1.27	.027	.04	.2	.03	2.4	<.1	<.05	4	.6	15
L4400N 10020E	.8	134.5	2.5	28	.1	18.5	9.2	249	2.03	1.2	.5	3.1	.8	60	.1	.1	<.1	65	.54	.037	6	33.3	.51	70	.086	3	1.23	.031	.05	.1	.04	3.1	<.1	<.05	3	<.5	15
L4400N 10040E	3.0	74.0	3.3	38	.1	19.1	8.3	263	1.88	.8	.6	3.0	.3	54	.1	.1	.1	55	.44	.073	6	34.9	.53	83	.049	5	1.48	.020	.03	.1	.05	2.0	<.1	<.05	4	.6	15
L4400N 10060E	2.1	38.1	4.7	41	.1	21.0	7.6	202	1.93	1.1	.4	1.7	.5	39	.1	.1	.3	57	.32	.041	5	43.2	.61	81	.067	4	1.52	.015	.04	<.1	.04	2.2	<.1	<.05	5	<.5	15
L4400N 10080E	3.3	75.7	4.2	46	.1	20.1	9.9	298	2.62	1.8	.8	5.2	.6	56	.1	.1	.1	77	.50	.072	9	40.0	.58	87	.073	5	1.85	.023	.05	.1	.06	2.6	<.1	<.05	6	1.1	15
L4400N 10100E	.7	52.3	4.4	39	.1	24.0	9.5	269	2.41	2.3	.4	10.5	.9	44	.1	.1	.1	68	.31	.043	8	48.3	.61	112	.068	3	2.14	.012	.03	.1	.03	3.7	<.1	<.05	4	.5	15
L4400N 10120E	.6	21.5	5.8	46	.1	16.0	6.6	247	2.26	2.5	.3	58.5	.4	40	.1	.1	.1	56	.21	.038	8	33.7	.45	89	.028	1	2.14	.014	.03	.1	.04	2.3	.1	<.05	6	<.5	15
L4400N 10140E	1.1	15.5	9.2	40	.1	19.0	6.5	269	2.42	2.1	.4	6.8	.3	31	.1	.2	.1	60	.18	.040	8	50.3	.52	88	.028	1	1.83	.008	.03	.1	.03	2.1	.1	<.05	7	<.5	15
L4450N 9500E	.5	32.7	3.4	32	<.1	11.4	6.8	320	2.14	1.8	.4	7.7	.6	27	.1	.1	.1	63	.24	.039	7	30.2	.30	48	.065	2	1.28	.011	.03	.1	.02	2.2	<.1	<.05	4	.5	15
STANDARD DS6	12.1	122.2	29.6	145	.3	23.9	10.5	687	2.89	21.2	6.6	50.6	3.0	37	6.2	3.8	4.9	55	.83	.075	15	177.5	.56	162	.075	17	1.85	.070	.15	3.5	.21	3.4	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4450N 9520E	.9	69.5	4.6	31	.1	12.9	6.3	220	1.96	2.1	.6	6.1	.3	22	.1	.2	.1	50	.17	.047	8	26.0	.35	50	.046	2	1.92	.008	.03	.1	.05	1.5	.1	<.05	4	.5	15
L4450N 9540E	.6	36.4	3.0	27	.1	13.8	6.5	247	1.92	1.6	.4	2.6	.5	27	.1	.1	<.1	54	.22	.043	7	28.2	.34	44	.059	1	1.46	.009	.02	.1	.03	1.9	<.1	<.05	4	<.5	15
L4450N 9560E	.3	30.1	2.8	23	.1	10.2	6.0	219	1.78	1.7	.3	4.4	.9	30	.1	.1	<.1	53	.27	.053	7	24.9	.31	64	.063	<1	1.23	.012	.02	.1	.02	2.3	<.1	<.05	3	<.5	15
L4450N 9580E	.3	32.6	2.9	26	.1	12.0	6.5	254	1.88	2.3	.3	3.8	.9	35	.1	.1	<.1	56	.34	.071	8	26.3	.37	78	.064	1	1.14	.011	.03	.1	.02	2.1	<.1	<.05	3	<.5	15
L4450N 9600E	.4	22.5	3.5	22	.1	8.0	4.8	193	1.82	1.0	.3	3.2	.2	30	.1	.1	.1	54	.21	.044	6	23.9	.28	67	.049	<1	1.22	.011	.02	.1	.03	1.4	<.1	<.05	4	<.5	15
L4450N 9620E	.4	35.2	3.7	26	.1	12.6	6.0	240	2.06	1.5	.4	27.2	.5	28	.1	.1	.1	62	.25	.053	7	27.8	.38	73	.062	1	1.54	.010	.03	.1	.03	2.1	<.1	<.05	4	<.5	15
L4450N 9640E	.4	40.6	3.5	31	.1	14.9	7.8	276	2.05	1.9	.4	3.7	.8	39	.1	.1	.1	58	.32	.055	9	31.4	.45	102	.070	2	1.48	.013	.03	.1	.03	2.5	<.1	<.05	4	<.5	15
L4450N 9660E	.7	40.6	4.1	37	.1	15.6	7.0	247	1.82	1.8	.4	3.9	.5	46	.1	.1	.1	50	.34	.073	8	31.0	.48	91	.051	3	1.46	.012	.04	.1	.02	2.3	<.1	<.05	5	<.5	15
L4450N 9680E	.5	102.1	2.3	28	.1	19.2	11.3	276	2.06	1.0	.3	9.3	.6	63	.1	.1	<.1	61	.44	.062	6	31.6	.62	81	.075	2	1.39	.016	.06	.1	.02	2.3	<.1	<.05	3	<.5	15
L4450N 9700E	.5	57.0	2.6	31	.1	15.5	9.6	359	1.94	1.1	.3	2.2	.3	48	.1	.1	<.1	57	.29	.055	5	30.6	.50	84	.059	3	1.59	.015	.02	.1	.02	2.0	<.1	<.05	4	.5	15
L4450N 9720E	.5	71.1	2.6	24	.1	16.0	8.4	243	2.08	1.3	.4	12.2	.3	42	.1	.1	<.1	61	.28	.036	6	31.6	.50	72	.065	1	1.67	.015	.03	.1	.03	2.1	<.1	<.05	4	.5	15
RE L4450N 9720E	.5	69.9	2.4	25	.1	16.2	8.3	239	2.04	1.2	.4	3.5	.3	40	.1	.1	<.1	60	.29	.034	5	32.1	.49	69	.063	1	1.62	.015	.03	.1	.02	2.0	<.1	<.05	4	.5	15
L4450N 9740E	.5	37.3	3.2	27	.1	12.5	6.9	221	2.10	1.5	.3	3.2	.4	40	.1	.1	.1	59	.26	.053	6	30.5	.40	82	.065	1	1.72	.012	.02	.1	.04	2.0	<.1	<.05	4	<.5	15
L4450N 9760E	.5	41.0	2.7	26	.1	11.7	7.1	244	2.07	1.4	.3	5.4	.3	39	.1	.1	<.1	61	.26	.039	5	28.9	.41	68	.073	1	1.58	.015	.02	.1	.04	1.9	<.1	<.05	5	<.5	15
L4450N 9780E	.6	58.9	2.3	24	.1	12.5	8.2	243	2.03	1.3	.4	3.6	.6	46	.1	.1	<.1	57	.35	.071	6	27.8	.45	77	.065	2	1.99	.016	.02	.1	.03	2.6	<.1	<.05	4	<.5	15
L4450N 9800E	.8	78.1	2.5	28	.1	14.5	9.8	296	1.95	1.1	.3	2.0	.2	47	.1	.1	<.1	55	.33	.067	5	24.2	.47	91	.055	3	1.70	.020	.05	.1	.03	1.7	<.1	<.05	4	.5	15
L4450N 9820E	.6	103.1	2.2	38	<.1	19.4	13.0	308	2.37	1.1	.3	3.8	.5	59	.1	.1	<.1	73	.36	.076	4	31.5	.80	135	.099	3	1.96	.025	.11	.1	.01	2.1	.1	<.05	5	<.5	15
L4450N 9840E	.7	104.5	2.4	38	.1	18.3	12.7	353	2.15	1.2	.3	2.8	.5	71	.1	.1	.1	65	.37	.086	5	30.4	.77	130	.086	<1	2.01	.026	.10	.1	.01	2.5	.1	<.05	5	.5	15
L4450N 9860E	.6	112.2	1.6	32	.1	19.6	11.4	221	2.04	.6	.3	4.2	.5	107	.1	<.1	<.1	71	.41	.069	3	24.9	.65	180	.092	2	2.31	.032	.12	.1	.03	2.2	.1	<.05	5	<.5	15
L4450N 9880E	.6	109.6	1.8	31	.1	16.6	11.8	287	2.01	1.0	.3	2.1	.5	124	.1	.1	<.1	60	.48	.090	4	24.0	.56	117	.064	2	2.76	.035	.08	.1	.03	2.6	.1	<.05	5	.5	15
L4450N 9900E	1.0	64.4	3.6	37	.1	13.6	10.9	622	2.11	1.4	.4	2.6	.1	40	.1	.1	.1	60	.25	.065	5	26.7	.50	89	.064	2	1.80	.019	.04	.1	.04	1.8	.1	<.05	6	<.5	15
L4450N 9940E	.9	116.5	2.5	31	<.1	23.5	12.7	292	1.99	1.2	.4	6.0	.7	76	.1	.1	<.1	61	.47	.072	5	32.2	.64	121	.091	2	1.65	.029	.09	.1	.05	2.6	.1	<.05	4	<.5	15
L4450N 9960E	1.0	88.9	2.2	28	<.1	22.8	10.1	250	1.86	1.2	.3	6.1	.6	51	.1	.1	<.1	58	.36	.047	4	38.2	.59	86	.078	1	1.35	.020	.05	.1	.04	2.5	<.1	<.05	4	<.5	15
L4450N 9980E	.7	91.5	3.6	26	<.1	20.5	11.5	237	1.89	1.3	.3	2.7	.8	71	.1	.1	.2	59	.45	.076	4	33.0	.53	110	.076	<1	1.48	.031	.06	.1	.07	2.3	<.1	<.05	3	<.5	15
L4450N 10000E	1.2	49.5	2.5	27	<.1	15.5	8.0	206	1.82	1.0	.3	4.8	.5	55	.1	.1	.1	56	.36	.051	4	28.2	.48	79	.074	1	1.32	.022	.04	.1	.03	2.1	<.1	<.05	4	<.5	15
L4450N 10020E	3.4	71.8	4.4	36	.1	15.2	8.6	305	1.84	1.2	.4	19.5	.3	49	.1	.1	.1	54	.36	.063	5	27.5	.46	89	.064	1	1.43	.021	.03	.1	.07	1.9	<.1	<.05	4	<.5	15
L4450N 10040E	5.0	65.3	5.2	65	<.1	26.2	11.3	360	2.69	1.9	.7	1.8	.4	44	.2	.1	.1	72	.32	.075	9	47.2	.83	83	.087	2	2.66	.023	.04	.1	.08	2.2	<.1	<.05	9	.6	15
L4450N 10060E	4.0	47.9	4.5	35	.1	18.4	8.6	312	2.38	1.8	.4	17.3	.5	43	.1	.1	.1	74	.28	.047	7	39.7	.53	83	.097	2	2.17	.015	.03	.2	.07	2.5	<.1	<.05	6	.5	15
L4450N 10080E	1.0	49.5	4.7	40	.1	19.7	8.8	274	2.64	2.1	.4	36.2	.7	41	.1	.1	.1	74	.25	.044	6	45.1	.58	89	.071	3	2.21	.013	.03	.1	.07	3.3	<.1	<.05	5	<.5	15
L4450N 10100E	1.0	13.9	7.0	28	.1	9.5	4.8	233	1.88	1.9	.5	2.4	.1	31	.1	.1	.1	54	.12	.047	8	27.3	.28	87	.028	8	1.65	.008	.03	.1	.09	1.3	.1	<.05	8	.5	15
L5400N 10000E	.5	27.8	2.3	30	.1	14.1	7.7	271	1.91	1.5	.3	2.5	1.1	34	.1	.1	.1	55	.36	.064	6	29.2	.42	72	.079	2	1.51	.015	.03	.1	.02	2.5	<.1	<.05	3	<.5	15
L5400N 10020E	.4	27.7	3.2	38	.1	13.4	7.7	355	2.01	1.2	.4	3.5	.7	39	.1	.1	.1	57	.32	.073	7	29.9	.48	72	.078	3	1.47	.014	.04	.1	.01	2.5	<.1	<.05	5	<.5	15
L5400N 10040E	.3	16.6	2.3	26	.1	8.7	5.5	244	1.86	1.5	.3	4.6	1.0	32	.1	.1	<.1	57	.34	.067	7	25.1	.30	52	.071	3	1.04	.011	.02	.2	.01	2.3	<.1	<.05	3	<.5	15
L5400N 10060E	.6	12.6	4.1	27	.1	6.7	3.5	235	1.69	1.3	.4	2.7	.1	25	.1	.1	.1	49	.17	.065	5	23.2	.23	44	.039	3	1.29	.008	.03	.1	.03	.8	<.1	.06	6	<.5	15
STANDARD DS6	12.1	124.9	29.8	142	.3	24.1	10.8	729	2.87	21.7	6.7	47.9	3.1	37	6.5	3.4	5.0	57	.86	.080	15	180.6	.59	169	.080	18	1.95	.068	.15	3.4	.23	3.4	1.7	<.05	6	4.8	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5400N 10080E	.3	24.7	2.9	32	<.1	10.6	5.4	246	1.99	1.8	.4	23.4	1.1	32	.1	.1	.1	61	.39	.056	7	27.8	.33	60	.081	4	.92	.012	.03	.2	.02	2.3	<.1	<.05	3	<.5	15
L5450N 9560E	1.4	19.0	3.9	64	.1	10.1	6.4	442	2.11	.9	.3	2.3	.1	77	.1	.1	.1	57	.29	.065	5	21.0	.67	108	.056	4	1.35	.010	.06	.1	.02	1.1	<.1	<.05	7	<.5	15
L5450N 9580E	.9	17.3	4.5	46	<.1	11.5	5.3	264	2.37	2.0	.5	3.4	.6	28	.1	.1	.1	61	.29	.035	9	29.4	.39	61	.092	3	1.47	.010	.03	.1	.02	2.3	<.1	<.05	7	<.5	15
L5450N 9600E	1.8	36.1	4.6	49	.1	11.6	6.6	327	2.20	1.7	1.0	8.4	.4	41	.1	.1	.1	62	.37	.080	12	29.2	.49	59	.054	2	1.66	.012	.04	.1	.03	2.2	<.1	<.05	5	.6	15
L5450N 9620E	2.8	46.8	5.4	65	.1	16.1	8.2	499	3.01	2.2	1.1	17.1	.4	44	.2	.2	.1	80	.31	.119	10	41.9	.56	80	.060	2	1.79	.013	.05	.1	.02	2.2	<.1	.07	8	.6	15
RE L5450N 9620E	2.7	45.0	5.4	67	.1	16.6	7.9	503	3.07	2.3	1.1	3.5	.4	43	.2	.2	.1	82	.30	.119	10	43.5	.57	82	.060	3	1.81	.013	.05	.1	.03	2.4	<.1	.06	8	.7	15
L5450N 9640E	6.1	75.8	4.9	52	.1	18.2	7.6	347	2.21	2.0	.8	5.5	.3	36	.1	.1	.1	60	.29	.084	10	34.0	.50	72	.043	3	1.80	.012	.04	.2	.04	2.0	.1	.06	6	.8	15
L5450N 9660E	1.5	55.3	3.4	33	.1	19.8	9.2	251	2.44	1.8	.4	81.4	.7	30	.1	.1	.1	65	.29	.037	7	42.4	.47	63	.070	1	1.60	.009	.03	.1	.02	2.5	<.1	<.05	5	.5	15
L5450N 9680E	1.0	102.7	3.9	40	.1	16.9	8.8	212	1.95	1.3	.4	15.8	.2	48	.1	.1	.1	57	.34	.038	6	33.8	.44	74	.067	1	1.64	.013	.03	.1	.03	1.7	<.1	<.05	6	.5	15
L5450N 9700E	1.8	148.5	2.3	29	.1	18.2	12.9	186	2.21	1.8	.3	12.0	.6	242	<.1	.1	<.1	69	.39	.050	5	30.1	.40	189	.071	2	2.30	.024	.04	.2	.03	2.3	<.1	<.05	4	.5	15
L5450N 9720E	.7	43.1	3.8	32	.1	15.5	7.4	229	2.23	1.5	.3	16.5	.5	32	.1	.1	.1	67	.27	.023	6	35.2	.47	60	.091	2	1.32	.010	.03	.1	.03	2.3	<.1	<.05	5	<.5	15
L5450N 9740E	.8	29.6	3.9	29	.1	9.8	4.9	186	2.02	2.1	.4	2.2	.7	29	.1	.1	.1	60	.24	.033	7	27.4	.32	77	.087	3	1.61	.009	.03	.1	.04	2.5	<.1	<.05	5	<.5	15
L5450N 9760E	.6	16.6	3.3	25	.1	10.6	5.1	197	2.04	2.2	.4	2.2	.8	27	.1	.2	.1	61	.30	.038	6	28.9	.31	58	.086	2	1.36	.009	.02	.1	.03	2.4	<.1	<.05	4	<.5	15
L5450N 9780E	.6	26.5	2.9	34	.1	12.4	6.3	235	2.15	2.7	.5	9.8	.8	27	.1	.2	<.1	60	.33	.070	7	31.3	.35	75	.079	3	2.42	.012	.03	.1	.03	3.0	<.1	<.05	4	.6	15
L5450N 9800E	.6	18.8	3.7	29	.1	9.2	5.0	207	1.91	1.7	.4	3.6	.3	26	.1	.2	.1	59	.28	.043	7	28.2	.32	60	.068	1	1.34	.010	.02	.1	.02	1.9	<.1	<.05	4	.5	15
L5450N 9820E	1.3	19.5	5.1	34	.1	9.7	4.8	275	1.97	2.0	.4	3.8	.3	25	.1	.2	.1	62	.24	.055	8	28.4	.33	61	.076	2	1.46	.010	.03	.1	.03	2.1	<.1	<.05	6	.5	15
L5450N 9840E	1.3	32.0	4.5	31	.2	9.6	5.3	238	1.93	1.8	.5	252.6	.2	24	.1	.1	.1	56	.24	.075	7	27.9	.31	49	.055	4	1.37	.009	.03	.1	.04	1.7	<.1	.07	5	.5	15
L5450N 9860E	1.6	83.6	3.9	38	.1	16.6	7.6	248	2.43	2.3	.5	6.1	.7	29	.1	.1	.1	68	.31	.062	8	35.7	.40	68	.076	5	1.83	.010	.04	.1	.03	2.9	<.1	<.05	5	.7	15
L5450N 9880E	1.1	26.3	3.7	34	.1	11.8	5.7	219	2.20	2.1	.4	3.4	.7	27	.1	.2	.1	64	.30	.047	7	30.9	.34	65	.086	3	1.78	.010	.03	.1	.04	2.6	<.1	<.05	5	.5	15
L5450N 9900E	1.7	27.1	4.0	36	.1	10.8	5.4	219	2.24	1.9	.4	1.7	.2	26	.1	.1	.1	60	.19	.046	7	29.9	.31	71	.067	2	1.82	.009	.02	.1	.04	1.7	<.1	<.05	7	.5	15
L5450N 9920E	.5	48.3	3.3	28	.1	17.8	6.9	226	2.09	2.1	.4	3.4	.4	25	.1	.1	.1	62	.24	.036	6	35.5	.38	74	.078	2	1.67	.010	.03	.1	.04	2.0	<.1	<.05	5	.5	15
L5450N 9940E	.5	20.1	3.4	28	.1	12.6	6.1	209	2.15	2.3	.3	2.6	.9	26	.1	.2	.1	63	.30	.039	7	30.3	.37	72	.088	6	1.67	.010	.03	.1	.03	2.8	<.1	<.05	5	<.5	15
L5450N 9960E	.6	39.6	3.7	28	.1	20.1	6.2	181	1.86	1.5	.3	1.3	.4	30	.1	.1	.1	58	.23	.040	5	32.0	.41	70	.106	3	1.38	.012	.04	.1	.03	1.7	<.1	<.05	6	<.5	15
L5450N 9980E	.4	49.2	2.7	30	.1	30.1	9.5	274	2.08	1.6	.3	5.9	.6	41	.1	.1	.1	57	.38	.058	5	46.4	.67	87	.085	2	1.60	.015	.06	.1	.02	2.5	<.1	<.05	4	<.5	15
L5450N 10000E	1.4	78.4	10.4	51	.1	59.0	19.5	521	2.87	1.7	.4	48.3	.8	55	.1	.1	.9	70	.34	.072	5	81.6	1.03	140	.087	2	1.96	.013	.11	.1	.03	3.3	.1	<.05	5	<.5	15
L5450N 10020E	.8	38.4	4.6	42	.1	22.1	9.9	405	2.28	1.9	.4	17.4	.9	41	.1	.1	.2	60	.36	.079	6	39.3	.62	76	.077	3	1.67	.015	.06	.1	.02	2.7	<.1	<.05	5	<.5	15
L5450N 10040E	.4	31.7	3.2	39	.1	15.2	7.3	390	2.08	1.4	.4	6.2	.6	44	.1	.1	.1	58	.39	.068	6	28.9	.53	79	.076	3	1.49	.015	.05	.1	.02	2.6	<.1	<.05	5	<.5	15
L5450N 10060E	.5	15.0	3.5	31	.1	7.7	4.4	248	2.01	1.6	.4	4.4	.2	33	.1	.1	.1	61	.32	.050	6	26.7	.29	49	.072	2	1.37	.011	.02	.1	.03	1.9	<.1	<.05	5	<.5	15
L5450N 10080E	.5	21.7	3.2	35	<.1	10.2	6.2	344	2.03	3.3	.4	3.6	.7	45	.1	.1	.1	66	.65	.073	7	31.5	.38	59	.067	4	1.03	.014	.03	.1	.01	2.3	<.1	<.05	4	<.5	15
L5500N 9500E	.9	27.8	5.2	45	.1	12.0	7.2	432	2.56	2.1	.6	3.8	.6	47	.1	.1	.1	65	.51	.064	10	31.0	.43	71	.069	3	1.52	.011	.04	.1	.02	2.6	<.1	<.05	6	<.5	15
L5500N 9520E	.9	17.4	4.8	39	.1	10.3	5.1	258	1.91	1.7	.5	5.1	.4	30	.1	.1	.1	54	.27	.052	8	27.0	.35	62	.058	2	1.30	.009	.03	.1	.03	2.0	<.1	<.05	5	<.5	15
L5500N 9540E	2.6	45.5	4.1	47	.2	10.9	6.5	532	2.31	1.7	1.1	3.4	.3	35	.1	.1	.1	68	.34	.112	12	27.9	.43	61	.031	4	1.86	.010	.04	.1	.03	2.0	<.1	.07	6	.5	15
L5500N 9560E	1.1	33.2	3.5	39	.1	11.4	7.1	305	2.58	2.1	.5	32.8	.6	31	.1	.1	.1	75	.33	.044	7	36.2	.36	47	.083	3	1.37	.009	.03	.1	.02	2.6	<.1	<.05	5	.5	15
L5500N 9580E	1.8	13.1	4.7	32	.2	7.1	3.4	158	2.11	1.4	.5	3.6	.2	28	.1	.1	.1	64	.23	.039	6	27.9	.24	48	.069	3	1.26	.009	.03	.1	.04	1.5	<.1	<.05	7	.5	15
STANDARD DS6	12.1	125.7	30.1	148	.3	24.3	10.6	728	2.90	22.2	6.8	48.1	3.2	38	6.2	3.6	5.2	58	.87	.080	15	182.0	.59	169	.082	17	1.93	.072	.17	3.5	.21	3.7	1.8	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5500N 9600E	.9	22.5	5.0	31	.1	9.2	4.6	202	2.13	1.8	.4	4.3	.2	35	.1	.2	.1	72	.22	.040	7	31.1	.27	50	.115	4	1.25	.008	.03	.1	.03	1.5	<.1	.07	7	<.5	15
L5500N 9620E	1.8	41.0	4.9	38	.1	12.0	5.9	227	2.38	2.1	.5	3.7	.4	38	.2	.1	.1	74	.25	.037	7	37.1	.36	52	.117	3	1.91	.009	.03	.2	.03	2.0	<.1	.07	8	.5	15
L5500N 9640E	.6	76.1	3.9	43	.1	38.7	10.8	283	2.26	1.9	.4	4.2	.6	46	.1	.1	.1	69	.26	.064	7	85.3	.85	81	.075	3	1.89	.009	.04	.1	.02	2.9	<.1	<.05	6	<.5	15
L5500N 9660E	.7	119.6	3.5	39	.1	46.1	11.7	275	2.02	1.4	.4	3.2	.5	90	.1	.1	.1	66	.31	.065	5	86.4	.93	130	.093	4	2.06	.015	.05	.1	.02	2.9	.1	<.05	5	<.5	15
L5500N 9680E	.9	68.2	3.6	28	.1	13.7	6.8	202	1.93	1.5	.5	6.1	.1	62	.1	.1	.1	63	.27	.060	6	33.4	.38	86	.064	4	1.69	.010	.03	.1	.05	1.3	<.1	.09	5	<.5	15
L5500N 9700E	.5	49.6	4.2	31	.1	25.4	9.2	243	2.36	1.7	.4	4.5	.3	144	.1	.1	.1	73	.37	.037	6	50.5	.56	215	.098	4	1.82	.013	.04	.1	.03	2.6	<.1	<.05	6	<.5	15
L5500N 9720E	1.0	60.7	4.9	20	.2	7.1	3.9	145	1.62	1.4	.6	1.5	.1	42	.1	.1	.1	55	.22	.075	7	24.3	.23	69	.060	5	1.49	.008	.03	.1	.04	1.2	<.1	.06	5	<.5	15
L5500N 9740E	.9	20.2	4.7	26	.1	8.8	4.6	188	1.99	2.1	.5	2.6	.3	43	.1	.2	.1	65	.29	.042	7	30.7	.29	63	.094	3	1.43	.012	.03	.1	.03	1.9	<.1	<.05	6	.5	15
L5500N 9760E	.9	22.2	4.6	26	.1	9.2	5.2	232	1.90	2.0	.5	1.5	.2	40	.1	.1	.1	64	.24	.044	7	31.3	.30	63	.075	3	1.39	.009	.03	.1	.03	1.6	<.1	.06	6	<.5	15
L5500N 9780E	.7	26.9	3.8	30	.1	11.2	6.0	254	2.05	2.3	.5	1.7	.5	48	.1	.2	.1	65	.34	.038	9	32.5	.35	72	.103	4	1.41	.011	.03	.1	.02	2.5	<.1	<.05	5	<.5	15
L5500N 9800E	.9	21.3	4.4	31	.1	9.9	5.5	257	2.00	2.3	.5	2.5	.4	52	.1	.2	.1	66	.35	.051	9	32.3	.32	76	.096	3	1.51	.012	.03	.1	.02	2.3	<.1	<.05	6	<.5	15
L5500N 9820E	2.9	61.2	3.9	35	.1	12.4	7.0	253	2.15	2.6	.6	3.8	.6	47	.1	.2	.1	69	.33	.065	9	36.0	.35	75	.091	7	1.70	.011	.03	.1	.04	2.7	<.1	<.05	5	.6	15
L5500N 9840E	1.9	30.8	5.0	38	.2	10.6	6.0	305	2.29	1.6	.4	3.8	.2	48	.1	.2	.1	70	.23	.039	7	35.0	.31	68	.089	5	1.59	.009	.03	.1	.03	1.9	<.1	<.05	6	<.5	15
L5500N 9860E	2.2	71.2	3.9	34	.2	15.0	6.6	200	1.89	1.1	.4	23.6	.1	60	.1	.1	.1	58	.22	.061	6	31.5	.42	57	.064	4	1.96	.012	.04	.1	.04	1.2	<.1	.06	6	.6	15
RE L5500N 9860E	2.1	67.0	3.6	33	.2	14.2	6.5	195	1.85	1.1	.4	3.1	.1	62	.1	.1	.1	54	.22	.059	6	29.9	.41	55	.066	6	1.81	.012	.04	.1	.03	1.3	.1	<.05	5	.5	15
L5500N 9880E	1.6	65.1	4.0	38	.1	17.7	7.4	331	2.10	1.4	.4	15.9	.1	106	.1	.1	.1	66	.28	.068	5	39.1	.44	108	.071	3	1.80	.013	.04	.1	.04	1.4	<.1	.07	6	<.5	15
L5500N 9900E	.7	21.9	3.7	27	.2	11.9	6.1	220	2.19	2.3	.4	15.2	.5	58	.1	.2	.1	67	.33	.043	7	33.8	.34	92	.104	3	1.81	.012	.03	.1	.04	2.5	<.1	<.05	5	<.5	15
L5500N 9920E	.7	38.4	3.4	28	.1	20.2	7.5	231	2.14	2.1	.3	1.1	.8	71	.1	.2	.1	68	.30	.037	6	43.5	.47	82	.095	4	1.81	.013	.02	.2	.03	2.5	<.1	<.05	5	<.5	15
L5500N 9940E	.6	15.9	5.0	23	.1	7.8	3.8	157	1.80	2.0	.4	2.0	.2	48	.1	.2	.1	63	.24	.043	7	27.8	.22	63	.093	2	1.54	.011	.02	.1	.03	1.8	<.1	<.05	6	<.5	15
L5500N 9960E	.7	31.9	3.8	26	.1	13.9	6.3	232	2.15	1.9	.4	29.1	.6	52	.1	.2	.1	70	.29	.041	7	32.4	.32	68	.111	4	1.56	.015	.03	.1	.03	2.2	<.1	<.05	5	<.5	15
L5500N 9980E	.6	71.2	3.5	39	.1	39.1	12.5	261	2.34	2.2	.4	.8	.9	209	.1	.1	.1	68	.32	.055	6	58.9	.76	132	.099	4	2.12	.020	.07	.1	.02	2.4	.1	<.05	5	<.5	15
L5500N 10000E	.7	53.3	3.6	41	.1	24.5	10.3	326	2.11	1.8	.4	1.3	.6	70	.1	.1	.1	64	.33	.069	7	43.5	.59	72	.089	3	1.68	.020	.06	.1	.02	2.2	.1	<.05	5	<.5	15
L5500N 10020E	.5	75.8	3.1	38	.1	39.8	13.0	406	2.07	1.5	.4	11.5	.7	82	.1	.1	.5	61	.34	.072	6	62.3	.77	95	.093	3	1.66	.025	.10	.1	.02	2.7	.1	<.05	4	<.5	15
L5500N 10040E	.3	29.8	2.9	26	<.1	11.8	6.6	301	1.93	1.9	.4	3.6	1.1	87	.1	.2	.1	64	.49	.069	8	33.2	.35	62	.105	4	.99	.018	.04	.1	.01	2.7	<.1	<.05	3	<.5	15
L5500N 10080E	.7	16.6	3.9	29	<.1	8.7	4.7	255	1.88	1.5	.4	9.6	.3	69	.1	.1	.1	57	.24	.035	7	27.1	.33	43	.085	3	1.32	.013	.03	.1	.02	1.6	<.1	<.05	6	<.5	15
L5550N 9500E	.5	11.6	3.4	44	.1	9.1	6.2	308	2.42	2.0	.4	3.8	.6	85	.1	.1	.1	69	.38	.048	8	30.1	.34	64	.103	2	1.21	.015	.03	.1	.02	2.3	<.1	<.05	5	<.5	15
L5550N 9520E	1.3	16.1	2.9	38	.1	9.6	5.7	266	2.56	2.2	.5	3.1	.6	65	.1	.1	<.1	65	.28	.068	7	34.8	.33	55	.079	2	2.14	.014	.02	.1	.05	2.1	<.1	<.05	5	<.5	15
L5550N 9540E	5.4	61.0	3.8	69	.1	14.5	9.3	867	2.49	1.6	.8	13.7	.2	104	.1	.1	.1	79	.38	.102	10	35.5	.51	74	.060	3	1.92	.018	.04	.1	.03	1.9	.1	.07	6	.7	15
L5550N 9560E	3.2	90.3	3.1	86	.2	19.8	11.2	451	2.98	1.6	1.0	4.9	.3	138	.1	.1	.1	87	.64	.170	11	58.7	.88	76	.070	3	2.56	.019	.10	.3	.04	2.2	.1	.08	7	.9	15
L5550N 9580E	1.2	152.1	3.8	98	.1	19.5	17.3	760	4.02	1.1	.6	3.0	.3	232	.2	.1	.1	108	.58	.146	10	33.6	1.14	203	.107	3	2.59	.025	.20	.1	.02	2.0	.1	.06	8	<.5	15
L5550N 9600E	1.6	61.0	4.9	72	.1	21.3	11.3	484	3.31	2.1	.5	3.9	.4	82	.3	.1	.1	93	.29	.059	9	46.9	.69	74	.133	4	1.87	.016	.05	.1	.03	2.2	<.1	<.05	9	<.5	15
L5550N 9620E	3.5	107.5	4.8	49	.1	22.8	9.8	452	2.39	1.3	.6	3.8	.2	100	.2	.1	.1	75	.28	.054	7	54.7	.62	56	.090	4	1.78	.015	.04	.1	.03	2.3	<.1	<.05	8	<.5	15
L5550N 9640E	3.5	286.5	4.6	56	.1	33.3	15.1	385	2.81	1.8	.5	10.0	.6	95	.2	.1	.1	74	.25	.052	7	62.7	.76	68	.102	5	1.92	.014	.03	.2	.02	2.8	<.1	<.05	7	<.5	15
L5550N 9660E	.6	85.8	3.2	36	.1	27.9	9.3	237	1.93	1.5	.4	3.9	.3	79	.1	.1	.1	56	.21	.041	6	56.0	.65	56	.072	4	1.70	.016	.03	.3	.02	1.9	<.1	<.05	5	<.5	15
STANDARD DS6	12.0	127.2	30.5	147	.3	25.4	11.2	713	2.83	22.4	6.8	47.5	3.1	59	6.2	3.6	5.2	61	.86	.083	15	187.2	.59	171	.089	20	1.95	.079	.16	3.3	.22	3.4	1.8	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L5550N 9680E	.6	78.0	3.6	44	.1	27.4	9.5	299	2.29	1.8	.4	12.7	.5	49	.1	.1	.1	60	.35	.046	7	52.4	.75	77	.086	3	1.82	.012	.04	.3	.03	2.3	<.1	<.05	5	<.5	15
L5550N 9700E	.7	67.5	4.2	32	.1	12.8	7.6	278	2.38	1.7	.4	21.0	.2	60	.1	.1	.1	68	.26	.033	7	32.3	.42	57	.077	5	1.76	.011	.03	.1	.03	1.8	<.1	<.05	6	<.5	15
L5550N 9720E	1.1	117.8	4.9	44	.1	27.2	10.1	450	2.69	1.8	.6	4.8	.3	38	.1	.1	.1	81	.46	.050	8	66.6	.80	69	.082	4	2.26	.011	.04	.1	.04	4.5	.1	<.05	7	.6	15
L5550N 9740E	.5	86.3	2.5	31	.1	16.8	8.8	275	2.14	2.3	.4	12.5	.9	45	.1	.1	.1	62	.40	.051	7	30.9	.52	138	.102	4	2.04	.017	.05	.1	.03	2.9	<.1	<.05	4	<.5	15
L5550N 9760E	.6	23.6	4.1	32	.1	10.6	6.2	281	2.26	2.5	.5	4.0	.6	31	.1	.2	.1	67	.35	.049	9	32.8	.36	66	.101	4	1.60	.012	.03	.1	.03	2.6	<.1	<.05	5	.5	15
L5550N 9780E	1.7	30.9	5.1	35	.1	9.3	5.3	268	2.43	2.4	.5	22.9	.5	34	.1	.2	.1	71	.33	.028	10	30.8	.33	59	.114	4	1.44	.013	.03	.1	.04	2.3	<.1	<.05	7	<.5	15
L5550N 9800E	1.8	38.6	4.9	35	.1	10.4	6.3	271	2.11	2.3	.5	3.8	.5	32	.1	.2	.1	62	.34	.061	9	30.2	.37	71	.086	3	1.67	.012	.04	.1	.04	2.5	<.1	<.05	6	.5	15
L5550N 9820E	2.5	47.2	3.8	37	.1	12.9	6.8	276	2.39	2.7	.5	7.7	.9	30	.1	.1	.1	74	.36	.051	9	36.1	.39	65	.102	3	1.55	.010	.04	.1	.02	2.9	<.1	<.05	4	.5	15
L5550N 9840E	1.0	25.4	4.0	37	.1	12.7	6.3	254	2.78	2.6	.4	3.7	.5	31	.2	.1	.1	77	.33	.037	8	39.3	.39	57	.126	4	1.97	.013	.04	.1	.04	2.6	<.1	<.05	6	<.5	15
L5550N 9860E	2.0	101.9	3.3	36	.1	32.8	11.0	300	2.19	1.5	.3	2.3	.4	41	.1	.1	.1	67	.30	.051	5	54.6	.72	65	.124	3	1.72	.017	.09	.1	.02	2.4	.1	<.05	5	<.5	15
L5550N 9880E	1.6	84.5	4.2	39	.1	17.6	8.9	332	2.45	2.2	.4	7.5	.8	43	.1	.1	.1	68	.31	.061	8	36.9	.49	72	.093	3	1.89	.015	.04	.1	.02	2.7	<.1	<.05	6	<.5	15
RE L5550N 9880E	1.5	84.4	4.3	42	.1	18.1	9.1	343	2.50	2.5	.4	3.8	.7	46	.1	.2	.1	74	.37	.064	8	38.8	.49	74	.111	3	1.96	.017	.05	.1	.02	2.9	<.1	<.05	6	<.5	15
L5550N 9900E	1.2	84.2	4.0	27	.1	10.5	5.7	204	2.53	1.9	.4	37.4	.3	32	.1	.1	.1	73	.30	.042	7	30.7	.30	57	.109	5	1.61	.013	.03	.1	.06	2.1	<.1	<.05	6	.5	15
L5550N 9920E	1.3	88.9	3.8	25	.1	16.9	7.8	210	2.19	1.7	.4	2.1	.5	36	.1	.1	.1	66	.31	.038	6	30.9	.37	83	.099	5	1.56	.015	.04	.1	.03	2.3	<.1	<.05	5	<.5	15
L5550N 9940E	1.3	55.7	3.5	27	.1	27.6	7.7	201	2.25	2.0	.4	18.5	.6	29	.1	.1	.1	69	.33	.047	6	45.5	.43	73	.102	4	1.86	.015	.04	.1	.04	2.4	<.1	<.05	4	<.5	15
L5550N 9960E	1.0	58.1	3.9	25	.1	12.3	5.7	198	1.97	1.6	.5	2.5	.4	27	.1	.1	.1	60	.27	.039	7	31.5	.31	59	.089	3	1.53	.010	.03	.1	.04	2.0	<.1	<.05	5	<.5	15
L5550N 9980E	1.2	126.6	3.2	48	.1	28.3	16.5	502	2.89	1.5	.4	2.0	.4	66	.1	.1	.1	90	.33	.060	5	50.2	.92	159	.163	3	2.11	.015	.29	.1	.02	2.5	.2	<.05	6	<.5	15
L5550N 10040E	1.3	43.9	3.3	35	.1	20.8	8.0	302	2.25	1.8	1.1	20.8	.9	52	.1	.1	.1	71	.51	.064	8	44.2	.51	79	.108	3	1.29	.016	.05	.2	.02	3.0	<.1	<.05	4	<.5	15
L5550N 10060E	.5	17.6	2.6	28	<.1	9.4	6.9	286	2.26	2.2	.4	8.0	1.1	37	.1	.1	<.1	71	.44	.060	8	33.4	.30	50	.107	4	1.24	.011	.03	.2	.01	3.2	<.1	<.05	3	<.5	15
L5550N 10080E	.5	27.4	3.1	26	.1	10.1	5.3	257	1.73	1.2	.4	15.3	.6	40	.1	.1	.1	55	.45	.061	8	28.5	.35	64	.092	4	1.14	.014	.03	.1	.02	2.6	<.1	<.05	4	<.5	15
L5600N 9500E	1.5	39.1	3.3	42	.1	12.9	7.3	389	2.38	1.9	.5	109.8	.9	43	.1	.1	.1	71	.44	.075	9	31.8	.43	75	.089	5	1.65	.014	.05	.2	.02	2.8	<.1	<.05	4	<.5	15
L5600N 9520E	4.5	18.4	5.1	79	.1	12.6	7.8	691	2.62	1.4	.4	4.5	.4	41	.1	.1	.1	85	.46	.050	7	33.4	.48	86	.103	5	1.46	.011	.07	.1	.02	2.3	<.1	<.05	8	<.5	15
L3450N 10260E	1.0	22.8	5.1	31	.2	7.6	3.9	187	1.86	1.5	.5	2.6	.1	27	.1	.1	.1	57	.21	.047	7	29.4	.26	45	.076	3	1.87	.015	.04	.1	.06	1.6	.1	<.05	8	<.5	15
L3450N 10280E	1.0	13.0	3.3	27	<.1	8.0	5.0	212	2.30	1.8	.4	2.0	.6	32	.1	.1	.1	58	.31	.054	7	32.0	.27	31	.088	3	1.58	.010	.02	.1	.03	2.0	<.1	<.05	5	.5	15
L3450N 10300E	7.2	41.6	5.4	67	.1	17.7	13.3	1643	4.37	1.7	.7	13.5	.1	48	.2	.1	.1	118	.39	.133	5	55.6	.60	76	.065	3	1.73	.017	.07	.2	.03	1.5	.1	.11	9	.5	15
L3500N 9800E	3.8	236.6	6.4	55	.2	26.0	12.7	534	2.88	2.9	2.5	3.5	.3	40	.2	.1	.1	62	.80	.186	26	48.0	.48	72	.027	2	2.53	.010	.06	.1	.05	1.6	.1	.16	8	1.5	15
L3500N 9820E	5.4	503.5	5.5	72	.5	26.2	28.5	561	2.79	2.2	3.3	4.7	.4	50	.4	.1	.1	63	1.15	.264	21	37.5	.39	73	.020	3	2.88	.010	.04	.2	.05	1.5	.1	.21	8	2.0	15
L3500N 9840E	1.9	165.8	4.2	53	.1	17.7	9.3	358	2.24	1.3	1.2	4.5	.2	40	.2	.1	.1	57	.70	.117	12	37.5	.41	54	.042	3	1.45	.010	.04	.1	.02	1.6	.1	.07	5	.7	15
L3500N 9860E	5.9	143.5	5.6	79	.1	17.6	11.1	1188	2.34	1.3	1.2	5.5	.2	43	.3	.1	.1	59	.95	.195	11	40.8	.44	65	.028	4	1.57	.010	.05	.1	.02	1.4	.1	.17	6	.9	15
L3500N 9880E	2.8	138.8	3.3	45	.1	34.3	8.6	362	2.83	1.1	.9	2.3	.5	29	.1	.1	.1	82	.48	.080	9	74.7	.75	30	.135	2	1.88	.011	.03	.1	.02	1.8	<.1	<.05	7	1.0	15
L3500N 9900E	4.2	40.7	5.2	53	.1	14.2	7.8	582	2.46	1.6	.6	1.3	.2	34	.2	.1	.1	66	.33	.082	8	36.2	.41	61	.053	1	1.95	.011	.04	.1	.04	1.5	<.1	.09	8	.6	15
L3500N 9920E	1.0	25.9	3.7	28	.1	11.5	4.6	173	1.73	1.1	.4	11.3	.4	32	.1	.1	<.1	52	.32	.038	6	28.5	.35	46	.083	2	1.39	.011	.03	.1	.02	1.6	<.1	<.05	6	<.5	15
L3500N 9940E	3.5	27.6	6.4	48	.1	10.4	5.7	280	2.50	2.2	.6	3.2	.2	55	.1	.2	.2	68	.33	.068	9	37.4	.36	63	.077	1	1.58	.015	.05	.1	.03	1.3	<.1	.06	12	.5	15
L3500N 9960E	4.7	146.3	6.9	61	.2	18.0	8.7	415	2.84	2.4	1.2	2.4	.4	31	.2	.1	.2	66	.28	.087	14	42.7	.50	58	.079	4	2.29	.012	.04	.1	.03	1.8	.1	.08	11	.8	15
STANDARD DS6	11.7	121.9	29.7	145	.3	24.1	10.4	725	2.90	21.5	6.6	44.2	3.2	38	6.1	3.3	4.9	58	.85	.079	15	178.8	.58	163	.088	16	1.94	.073	.17	3.5	.24	3.6	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A504430

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3500N 9980E	1.1	21.7	3.2	30	.1	11.5	5.7	197	2.25	1.3	.4	2.6	.5	31	.1	.1	.1	58	.20	.046	6	33.0	.35	51	.060	3	1.69	.008	.02	.1	.03	1.6	<.1	<.05	5	.5	15
L3550N 9800E	1.4	15.6	4.0	30	<.1	10.2	4.6	176	1.75	1.1	.4	83.2	.2	48	.1	.1	.1	55	.29	.032	6	31.6	.38	56	.070	3	1.02	.011	.02	.1	.01	1.4	<.1	<.05	6	<.5	15
L3550N 9820E	1.2	17.0	3.2	29	.1	9.5	4.7	181	1.85	1.0	.4	2.9	.3	39	.1	.1	.1	53	.28	.036	6	30.0	.36	44	.067	3	1.13	.010	.02	.1	.02	1.5	<.1	<.05	5	<.5	15
L3550N 9840E	1.4	27.1	4.0	45	.1	16.8	7.9	261	2.99	1.5	.6	2.9	.4	44	.1	.1	.1	78	.37	.091	7	51.1	.56	87	.078	4	2.48	.010	.08	.1	.05	1.6	<.1	<.05	9	.5	15
L3550N 9860E	1.7	44.8	2.3	27	.1	10.6	5.7	170	2.03	1.2	.4	356.1	.4	35	.1	.1	.1	55	.35	.038	7	31.1	.34	34	.056	2	1.05	.009	.02	.1	.01	1.7	<.1	<.05	4	<.5	15
L3550N 9880E	2.1	196.8	3.6	62	.1	18.6	15.9	418	3.76	1.1	1.3	4.1	.6	34	.1	.1	.1	113	.58	.074	10	41.4	1.00	43	.092	2	1.89	.009	.08	<.1	.02	3.4	.1	<.05	6	1.2	15
L3550N 9900E	.9	153.4	3.0	35	.1	19.1	9.1	288	2.47	1.4	.7	4.2	.9	41	.1	.1	.1	66	.47	.042	8	39.4	.61	49	.090	4	1.41	.011	.04	.1	.02	2.6	<.1	<.05	4	.5	15
L3550N 9920E	2.4	317.4	4.9	54	.1	30.7	18.8	460	4.37	2.2	1.8	7.8	2.7	41	.1	.1	.1	102	.66	.085	22	86.0	1.10	48	.197	2	2.12	.011	.09	<.1	.03	5.7	.1	<.05	7	.9	15
RE L3550N 9920E	2.1	319.5	4.9	54	.1	29.8	18.6	450	4.26	2.2	1.8	5.9	2.7	40	.1	.1	.1	98	.64	.081	22	80.2	1.07	48	.175	4	2.05	.010	.09	.1	.03	5.3	.1	<.05	7	1.0	15
L3550N 9940E	3.7	77.1	4.4	54	.1	22.7	10.7	443	3.43	1.2	.7	188.9	.7	53	.1	.1	.1	87	.50	.060	8	63.6	.72	54	.081	3	1.74	.013	.04	.1	.02	2.2	<.1	<.05	7	.9	15
L3550N 9960E	4.3	53.5	3.6	32	.1	14.0	6.7	202	2.80	1.3	.5	21.0	.6	50	.1	.1	.1	89	.39	.056	8	44.1	.40	52	.062	2	1.31	.011	.03	.1	.02	1.8	<.1	<.05	7	.8	15
L3550N 9980E	5.0	42.1	4.1	29	.1	11.0	6.3	193	2.41	1.5	.7	5.2	.4	32	.1	.1	.1	69	.24	.072	9	38.7	.34	42	.066	3	1.96	.008	.02	.2	.04	1.9	<.1	<.05	7	.8	15
L3550N 10000E	.8	40.5	2.8	28	.1	11.9	7.0	174	2.76	1.9	.4	3.9	1.2	25	.1	.1	.1	74	.24	.067	6	43.6	.37	43	.074	1	2.71	.011	.02	.1	.04	3.0	<.1	<.05	5	.7	15
L3550N 10020E	.7	58.2	3.1	26	.2	13.1	6.9	235	2.86	19.0	.4	3.1	1.0	23	.1	.2	<.1	72	.20	.085	5	44.5	.34	45	.069	4	3.06	.011	.02	.2	.06	3.0	<.1	<.05	5	.7	15
L3550N 10040E	1.6	32.6	4.4	29	.1	14.0	7.5	267	2.81	1.4	.3	6.3	.3	25	.1	.1	.1	81	.16	.045	5	38.6	.41	35	.090	2	1.69	.012	.03	.1	.02	1.7	<.1	<.05	8	.6	15
L3550N 10060E	.4	26.1	3.2	31	.1	11.5	6.2	216	2.11	1.3	.4	1.4	.8	41	.1	.1	<.1	63	.37	.086	7	36.7	.41	45	.079	2	1.40	.014	.03	.1	.01	2.5	<.1	<.05	4	<.5	15
L3550N 10080E	.3	26.1	2.6	25	<.1	10.7	6.6	238	2.17	1.5	.3	2.9	1.2	42	.1	.1	<.1	66	.43	.080	7	37.1	.32	47	.076	2	1.08	.013	.03	.1	.01	2.4	<.1	<.05	3	<.5	15
L3550N 10100E	.4	20.4	2.2	22	.1	7.9	4.3	159	1.97	1.2	.3	40.7	.8	31	.1	.1	<.1	60	.32	.075	6	29.3	.25	35	.064	2	1.36	.012	.02	.1	.02	1.9	<.1	<.05	3	<.5	15
L3550N 10120E	1.1	43.0	4.5	33	<.1	12.6	6.0	225	2.61	2.2	.4	1.2	.6	25	.1	.1	.1	66	.25	.068	8	33.3	.38	43	.068	2	1.92	.009	.03	.1	.03	1.8	<.1	<.05	6	.5	15
L3550N 10140E	.3	17.6	2.0	19	<.1	7.1	4.4	191	1.92	1.3	.3	3.5	.9	27	<.1	.1	<.1	55	.31	.082	5	28.8	.21	38	.057	2	1.25	.009	.02	.1	.02	1.8	<.1	<.05	3	<.5	15
L3550N 10160E	1.8	58.5	4.5	29	.3	12.0	9.5	508	2.69	2.5	.8	32.0	1.4	15	.1	.1	.2	66	.16	.123	7	42.8	.25	41	.065	4	4.81	.009	.03	.5	.11	3.1	<.1	<.05	5	1.4	15
L3550N 10180E	3.3	41.9	4.2	44	.1	12.8	6.6	256	2.44	1.9	.6	3.4	.3	39	.2	.1	.1	59	.37	.071	7	33.3	.39	57	.063	4	2.12	.011	.03	.1	.04	1.9	<.1	<.05	8	.9	15
L3550N 10200E	2.0	31.9	4.2	32	.1	11.7	5.4	169	1.83	1.0	.4	3.3	.2	31	.2	.1	.1	53	.25	.062	5	34.1	.33	55	.055	2	2.34	.012	.03	.1	.04	1.8	<.1	<.05	6	.6	15
L3600N 9920E	2.5	303.6	5.6	63	.1	24.1	8.2	296	2.51	1.6	1.2	4.8	.5	36	.2	.1	.2	58	.45	.080	14	39.8	.51	61	.049	2	1.66	.010	.03	<.1	.03	2.1	.1	<.05	7	.9	15
L3600N 9940E	1.9	51.5	5.0	69	.1	33.1	14.6	470	3.59	1.5	.6	3.4	.4	44	.2	.1	.1	95	.27	.079	5	75.2	.76	68	.070	3	1.93	.013	.05	.1	.03	2.0	<.1	<.05	7	.6	15
L3600N 9960E	2.0	28.3	5.0	38	.1	14.3	7.3	191	3.66	2.5	.4	4.2	.6	29	.1	.2	.1	124	.19	.060	6	47.0	.41	34	.133	2	2.19	.010	.03	.1	.05	2.1	<.1	<.05	12	<.5	15
L3600N 9980E	1.2	38.9	5.1	36	.1	14.8	7.3	245	3.13	2.4	.5	4.4	.5	31	.1	.2	.1	86	.20	.056	8	43.9	.37	61	.098	3	2.17	.011	.03	.1	.04	2.1	<.1	<.05	9	.6	15
L3600N 10000E	1.1	23.4	4.1	47	.1	12.0	6.6	185	2.59	1.3	.3	12.9	.3	26	.1	.1	.1	77	.17	.044	5	37.6	.37	40	.086	2	1.66	.011	.02	.1	.04	1.8	<.1	<.05	8	<.5	15
L3600N 10020E	1.7	33.7	4.9	25	.1	7.8	4.2	113	1.45	1.3	.3	373.9	.1	32	.1	.1	.1	46	.14	.053	6	25.5	.25	37	.056	3	1.55	.011	.02	.1	.04	1.2	<.1	<.05	7	.8	15
L3600N 10040E	2.2	26.6	5.1	47	.1	39.6	12.2	293	3.26	1.9	.4	1.4	.5	45	.1	.1	.1	105	.35	.110	6	112.8	1.02	48	.114	2	2.56	.010	.21	.1	.04	2.1	<.1	<.05	10	.8	15
L3600N 10060E	2.3	26.8	5.0	46	.2	14.5	6.4	259	3.40	2.7	.5	1.2	.4	23	.2	.1	.1	71	.16	.065	8	46.0	.39	36	.076	6	2.41	.008	.03	.2	.05	1.7	<.1	<.05	11	.8	15
L3600N 10080E	8.6	327.0	6.3	63	.2	24.0	19.7	2612	3.32	2.2	1.2	2.9	.5	43	.2	.1	.1	85	.54	.118	8	45.8	.52	112	.060	6	2.51	.012	.06	.3	.04	3.4	.1	<.05	10	.9	15
L3600N 10090E	3.2	25.6	5.9	37	.1	10.1	5.7	228	2.80	1.6	.4	2.2	.2	41	.1	.1	.2	82	.47	.061	6	41.8	.31	52	.075	2	1.20	.009	.03	.1	.02	1.4	<.1	<.05	10	.6	15
L3600N 10120E	4.4	246.7	6.3	53	.2	17.4	8.5	320	2.61	2.1	1.5	23.9	.4	46	.1	.2	.2	58	.60	.108	13	38.6	.52	61	.052	3	2.21	.014	.05	.2	.07	2.3	.1	.09	9	1.6	15
STANDARD DS6	12.0	124.1	30.0	146	.3	24.0	10.6	682	2.86	20.9	6.7	47.8	3.1	39	6.1	3.7	4.9	55	.83	.074	15	177.6	.58	161	.078	18	1.84	.074	.16	3.4	.22	3.4	1.7	<.05	6	4.5	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3600N 10140E	.8	30.2	3.1	23	.1	7.1	4.4	185	1.38	.7	.4	3.9	<.1	21	.2	.1	.1	38	.16	.061	4	22.6	.23	50	.022	4	1.19	.011	.02	.1	.04	.6	<.1	<.05	4	.5	15.0
L3600N 10160E	1.1	40.9	4.7	42	.2	12.2	6.2	298	2.66	2.3	.4	4.3	.4	22	.1	.1	.1	68	.21	.067	8	36.8	.39	48	.071	2	2.00	.014	.03	.2	.04	2.2	<.1	<.05	8	.6	15.0
L3600N 10180E	.9	27.1	3.1	26	.1	8.0	4.8	232	1.55	1.1	.3	5.9	<.1	28	.1	.1	.1	48	.25	.082	5	25.3	.23	52	.030	3	.91	.012	.03	.1	.02	.9	<.1	<.05	3	<.5	15.0
L3600N 10200E	.8	36.5	2.4	29	.2	10.7	5.4	176	1.91	1.4	.4	2.9	.4	25	.1	.1	<.1	53	.29	.071	5	30.7	.38	49	.050	2	2.26	.017	.02	.1	.04	2.3	<.1	<.05	4	.6	15.0
L3700N 9900E	1.1	50.7	2.9	34	.5	13.1	6.3	183	2.50	1.3	.4	3.4	.4	34	.1	.1	<.1	62	.30	.049	5	36.9	.47	41	.069	3	2.43	.011	.02	.1	.06	2.2	<.1	<.05	6	.7	15.0
L3700N 9920E	2.1	55.4	3.0	45	<.1	12.2	7.1	225	2.15	1.2	.5	3.9	.4	32	.1	.1	.1	59	.28	.038	8	33.3	.50	45	.077	<1	1.60	.012	.02	.1	.02	2.4	<.1	<.05	6	<.5	15.0
L3700N 9940E	.9	29.8	3.5	38	.3	10.0	5.3	178	2.74	2.0	.4	3.7	.4	26	.2	.1	.1	67	.24	.045	7	37.7	.36	61	.077	2	2.32	.010	.02	.2	.05	2.7	<.1	<.05	7	.6	15.0
L3700N 9960E	2.0	35.1	4.4	37	.1	12.8	7.0	238	2.43	1.6	.3	44.5	.3	30	.1	.1	.1	81	.34	.029	6	39.4	.45	44	.094	1	1.44	.013	.03	.1	.02	2.0	<.1	<.05	9	<.5	15.0
L3700N 9980E	.6	33.7	2.1	22	.1	10.9	5.4	154	1.86	1.2	.3	2.3	.5	25	.1	<.1	<.1	51	.27	.063	4	36.2	.34	45	.052	3	1.90	.013	.02	.2	.02	2.2	<.1	<.05	3	.5	15.0
RE L3700N 9980E	.5	31.6	2.1	21	.1	10.5	5.3	152	1.80	1.0	.3	5.6	.4	25	.1	.1	<.1	50	.26	.060	4	34.7	.32	42	.052	2	1.77	.013	.02	.2	.03	2.2	<.1	<.05	3	<.5	15.0
L3700N 10000E	1.3	46.4	3.2	37	.1	13.8	6.3	245	1.90	1.5	.3	3.2	.3	27	.1	.1	.1	48	.24	.087	6	34.4	.39	62	.055	2	1.64	.010	.03	.1	.03	2.1	<.1	<.05	5	.5	15.0
L3700N 10020E	.3	28.4	2.7	20	<.1	10.1	5.0	151	1.67	1.1	.3	1.9	.8	28	.1	.1	.1	51	.30	.072	5	31.3	.29	45	.053	2	1.42	.012	.02	.2	.03	2.0	<.1	<.05	3	<.5	15.0
L3750N 9700E	.9	66.0	4.2	91	.3	14.8	16.5	679	4.66	1.8	.7	4.1	.6	23	.2	.1	.1	115	.38	.134	11	22.6	1.06	64	.158	4	2.75	.010	.13	.1	.06	1.6	.1	<.05	12	.6	15.0
L3750N 9720E	2.0	172.1	1.8	118	.2	18.5	22.5	773	5.86	.7	.9	2.5	.7	40	.1	<.1	.1	169	.99	.146	9	28.3	1.36	63	.223	2	2.40	.009	.04	<.1	.02	2.3	<.1	.06	11	.7	15.0
L3750N 9740E	1.6	52.1	5.7	74	.1	18.7	8.1	253	2.65	1.8	.5	2.1	.3	50	.2	.1	.2	78	.56	.070	10	54.4	.49	72	.093	2	1.52	.019	.04	.1	.02	1.7	<.1	<.05	9	.5	15.0
L3750N 9760E	.6	43.9	1.9	30	.1	16.3	7.4	196	2.03	1.3	.4	2.3	.5	40	.1	.1	<.1	54	.40	.053	6	40.8	.45	50	.066	2	1.45	.012	.02	.1	.02	2.1	<.1	<.05	4	<.5	15.0
L3750N 9780E	2.5	101.9	5.0	99	<.1	31.3	10.4	533	2.64	1.5	1.0	3.6	.3	39	.2	.1	.1	63	.64	.079	9	78.0	.61	49	.056	3	1.48	.012	.04	.1	.01	2.1	<.1	<.05	6	.6	15.0
L3750N 9800E	.7	69.3	2.8	36	.1	20.8	7.9	216	2.07	1.4	.4	3.6	.2	47	.1	.1	.1	56	.46	.044	6	40.4	.49	56	.060	3	1.54	.012	.02	.1	.01	1.8	<.1	<.05	5	.6	15.0
L3750N 9820E	4.0	142.2	5.8	79	.1	27.1	10.7	469	2.71	1.8	.9	4.2	.3	44	.1	.1	.1	73	.57	.086	10	56.8	.82	52	.070	2	1.86	.012	.05	.1	.01	1.9	<.1	<.05	10	.8	15.0
L3750N 9840E	2.2	147.9	3.8	68	.1	21.0	9.3	306	2.33	1.3	.7	10.7	.3	30	.1	.1	.1	63	.32	.061	7	39.6	.66	36	.072	6	1.71	.013	.03	.1	.03	1.7	<.1	<.05	8	.6	15.0
L3750N 9860E	1.4	52.5	3.6	30	.2	12.3	5.7	172	1.86	.8	.5	25.2	.2	58	.1	.1	<.1	49	.36	.060	4	38.8	.52	65	.071	7	1.84	.015	.02	.1	.05	2.5	<.1	<.05	5	.6	15.0
L3750N 9900E	1.3	39.2	3.5	27	.3	8.7	4.6	132	2.19	1.4	.5	14.6	.2	28	.1	.1	.1	54	.22	.058	5	33.5	.33	40	.079	4	2.20	.009	.02	.1	.07	2.3	<.1	<.05	7	.6	15.0
L3750N 9920E	1.0	153.2	1.4	25	.1	25.2	10.6	194	1.87	1.0	.4	6.4	.5	76	.1	<.1	<.1	62	.37	.047	4	38.8	.72	55	.086	2	1.46	.021	.04	.1	.02	2.7	<.1	<.05	3	.5	15.0
L3750N 9940E	1.0	43.8	1.6	20	.1	13.1	6.0	145	1.48	.7	.3	2.6	.2	44	.1	.1	<.1	45	.36	.044	4	29.2	.41	46	.053	4	1.27	.021	.02	.1	.02	2.1	<.1	<.05	3	.6	15.0
L3800N 9600E	.4	14.0	3.4	34	.1	16.1	5.9	242	2.47	1.3	.3	1.9	1.0	41	.1	.1	.1	69	.29	.051	7	55.9	.49	48	.109	2	1.67	.011	.03	.1	.03	2.2	<.1	<.05	7	<.5	15.0
L3800N 9620E	.6	20.2	6.7	35	.1	8.2	4.2	197	1.86	1.1	.5	1.6	.2	59	.1	.1	.1	49	.39	.053	8	24.7	.33	119	.075	4	1.70	.037	.03	.1	.03	1.4	<.1	<.05	9	<.5	7.5
L3800N 9640E	.6	34.2	4.4	67	.2	10.9	9.1	481	3.17	1.9	.7	1.3	.2	26	.1	.1	.1	70	.21	.102	9	20.3	.48	75	.049	8	2.43	.010	.02	.1	.04	1.2	<.1	<.05	10	.6	1.0
L3800N 9660E	.4	20.9	3.9	41	.1	14.8	6.9	271	2.68	1.8	.4	2.0	.8	44	.1	.1	.1	76	.31	.061	8	49.7	.54	57	.113	6	1.88	.012	.05	.2	.02	2.3	<.1	<.05	7	<.5	15.0
L3800N 9680E	.3	18.5	2.1	20	<.1	8.4	5.2	164	2.31	1.2	.3	3.7	.8	34	.1	.1	<.1	61	.33	.075	6	35.3	.28	44	.058	3	1.59	.009	.02	.1	.02	2.0	<.1	<.05	4	<.5	15.0
L3800N 9700E	.6	34.3	3.1	23	.1	11.7	5.1	175	1.62	1.2	.4	1.5	.6	35	<.1	.1	.1	49	.32	.053	7	33.9	.34	44	.075	4	1.26	.010	.02	.1	.02	2.0	<.1	<.05	5	.5	15.0
L3800N 9720E	.7	19.8	4.3	20	.1	8.3	3.5	118	1.48	.6	.3	5.9	.2	32	.1	.1	.1	42	.24	.043	7	26.2	.26	54	.068	5	1.49	.009	.02	<.1	.03	1.4	<.1	<.05	6	<.5	7.5
L3800N 9740E	1.8	78.4	3.5	39	.1	15.0	8.2	260	2.68	1.7	.5	32.2	.8	39	.1	.1	.1	73	.52	.069	9	39.0	.53	48	.088	5	1.54	.012	.03	.1	.02	2.1	<.1	<.05	6	.6	15.0
L3800N 9760E	5.3	398.8	2.8	51	.3	14.9	8.1	306	2.69	1.0	3.3	8.5	.6	52	.1	.1	.1	63	1.34	.149	19	47.6	.35	60	.024	15	2.03	.009	.02	.1	.13	3.1	.1	.18	4	2.8	1.0
L3800N 9780E	1.3	357.9	2.1	35	.1	15.1	7.5	207	1.57	<.5	.8	4.9	.2	45	.1	.1	.1	41	.90	.091	7	32.1	.50	30	.046	7	1.14	.012	.03	<.1	.03	1.7	<.1	.06	3	1.2	15.0
STANDARD DS6	11.6	119.4	28.0	145	.3	23.9	10.3	687	2.75	21.2	6.5	47.3	3.0	36	6.1	3.5	4.9	56	.83	.075	15	182.7	.58	161	.079	15	1.85	.070	.16	3.5	.22	3.4	1.7	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L3800N 9800E	1.4	183.3	2.0	29	.2	11.9	8.0	163	1.38	<.5	.5	4.4	.2	54	.1	<.1	.1	40	.56	.079	6	25.6	.48	46	.026	3	1.18	.012	.02	.1	.03	1.9	<.1	.06	3	.8	15.0
RE L3800N 9800E	1.3	186.3	2.0	32	.2	13.3	8.2	172	1.40	<.5	.5	6.1	.1	56	.1	.1	.1	41	.58	.080	6	24.9	.48	44	.035	4	1.22	.013	.03	.1	.02	1.7	<.1	.06	3	.6	15.0
L3800N 9820E	1.2	106.3	2.6	42	.1	29.8	12.3	377	2.19	<.5	.4	153.9	.3	50	.1	<.1	.1	65	.45	.056	4	51.1	.81	70	.063	2	1.42	.015	.04	.1	.01	2.2	<.1	<.05	5	.5	15.0
L3800N 9840E	.8	118.7	1.9	31	.2	16.9	9.0	218	1.97	<.5	.6	9.8	.8	71	.1	.1	<.1	62	.66	.091	7	31.0	.55	47	.088	5	1.28	.018	.04	.1	.03	2.7	<.1	<.05	3	.9	15.0
L3800N 9860E	1.1	74.8	1.9	26	.1	12.7	7.8	212	1.69	.6	.3	3.0	.3	40	.1	.1	<.1	54	.40	.045	4	26.4	.48	44	.064	3	.90	.014	.03	.1	.02	1.8	<.1	<.05	4	<.5	15.0
L3800N 9880E	1.2	46.4	2.7	27	.1	11.7	5.3	153	1.58	1.1	.5	3.3	.2	33	.1	.1	.1	46	.30	.046	6	24.5	.38	39	.056	5	1.21	.010	.02	.1	.03	1.7	<.1	<.05	5	.7	7.5
L3800N 9900E	.9	42.4	2.8	19	.1	15.7	6.0	146	1.44	.5	.3	7.8	.1	38	<.1	.1	.1	47	.20	.039	3	30.3	.45	51	.058	4	1.20	.012	.02	.1	.03	1.2	<.1	<.05	5	<.5	15.0
L3800N 9920E	.6	34.0	2.2	23	.1	10.4	5.2	146	1.88	.7	.4	1.2	.1	35	.1	.1	<.1	50	.28	.059	3	28.6	.32	57	.062	4	1.64	.011	.02	.1	.05	1.7	<.1	<.05	6	.6	15.0
L3800N 9940E	1.1	59.6	1.5	19	<.1	12.2	5.6	157	1.31	1.0	.7	3.9	.4	37	<.1	<.1	<.1	44	.44	.052	4	22.9	.36	33	.038	2	.96	.018	.02	.2	.01	1.4	<.1	<.05	3	.7	15.0
L3800N 9960E	1.8	77.5	5.0	41	.1	16.4	6.7	221	2.00	1.8	2.0	2.4	.3	38	<.1	.1	.1	56	.48	.083	11	27.9	.41	72	.042	4	1.39	.012	.03	.2	.05	1.9	.1	<.05	5	.9	7.5
L3800N 9980E	1.6	85.1	7.2	51	.2	29.3	9.3	254	2.36	1.6	.5	2.1	.5	22	.1	.1	.1	59	.22	.047	6	52.1	.70	43	.118	7	2.32	.025	.04	.2	.04	1.7	<.1	<.05	8	.5	7.5
L3800N 10000E	2.6	31.3	5.6	25	.1	15.7	6.5	159	1.89	1.0	.2	65.8	.5	15	<.1	.1	.1	67	.15	.028	4	32.3	.49	32	.144	4	1.36	.010	.04	.4	.02	1.7	<.1	<.05	8	<.5	7.5
L3800N 10020E	1.1	37.6	3.6	24	.1	11.7	6.5	163	2.71	1.9	.2	1.2	.7	24	<.1	.1	.1	79	.21	.070	4	31.1	.44	45	.108	7	2.16	.015	.03	.2	.04	2.7	<.1	<.05	8	<.5	7.5
L3800N 10040E	1.8	54.6	5.3	39	.1	15.3	7.7	192	2.68	1.9	.3	3.4	.3	21	.1	.1	.1	73	.21	.099	5	34.8	.46	53	.083	3	1.95	.011	.06	.2	.04	1.9	<.1	<.05	9	<.5	7.5
L3800N 10060E	1.4	27.4	5.0	33	.2	14.6	7.2	210	3.08	1.9	.3	6.5	.6	23	.1	.2	.1	79	.18	.044	6	40.5	.39	55	.083	5	1.49	.010	.03	.1	.03	2.0	<.1	<.05	7	<.5	7.5
L3800N 10080E	1.5	28.7	4.1	35	.3	17.6	8.2	191	2.76	1.5	.3	1.9	.3	21	.1	.1	.1	70	.18	.045	4	34.8	.66	46	.095	5	1.79	.012	.03	.1	.04	1.7	<.1	<.05	8	<.5	7.5
L3800N 10100E	1.0	29.4	3.8	28	.2	16.6	7.4	169	1.82	.8	.3	2.7	.1	25	<.1	.1	.1	53	.20	.038	4	30.0	.63	53	.078	5	1.69	.013	.04	.1	.02	1.5	<.1	<.05	5	<.5	15.0
L3850N 9600E	.2	27.0	2.9	37	.1	15.9	7.5	322	2.42	1.5	.5	2.1	1.0	55	<.1	.1	<.1	69	.43	.053	9	48.3	.58	64	.081	3	1.53	.020	.04	.1	.02	3.1	<.1	<.05	5	<.5	15.0
L3850N 9620E	.5	23.3	4.2	39	.1	21.9	8.2	276	3.13	2.4	.5	<.5	.8	32	.1	.1	.1	80	.25	.079	8	65.3	.56	52	.089	4	2.16	.010	.03	.1	.03	2.2	<.1	<.05	8	<.5	15.0
L3850N 9640E	.5	18.8	3.3	36	.1	14.2	6.1	245	2.23	1.5	.4	3.4	1.0	42	.1	.1	.1	66	.29	.067	7	48.5	.56	49	.099	4	1.92	.011	.03	.1	.03	3.0	<.1	<.05	6	<.5	15.0
L3850N 9660E	1.2	20.1	5.3	35	.1	11.4	5.6	237	2.88	3.5	.6	4.1	1.2	30	.1	.2	.1	66	.21	.058	10	35.0	.35	49	.112	3	1.85	.013	.03	.2	.03	2.4	<.1	<.05	10	<.5	15.0
L3850N 9680E	.4	33.3	2.6	28	.1	13.4	7.5	219	2.23	1.9	.4	3.7	.8	40	.1	.1	<.1	67	.32	.054	6	37.6	.41	51	.090	4	1.54	.012	.03	.1	.02	2.7	<.1	<.05	4	<.5	15.0
L3850N 9700E	.5	40.4	2.8	28	.1	13.9	8.3	233	2.08	1.5	.4	4.6	.8	41	.1	.1	<.1	63	.34	.066	8	37.5	.44	62	.092	5	1.53	.013	.03	.1	.02	2.9	<.1	<.05	4	<.5	15.0
L4450N 10120E	.7	37.6	5.5	41	<.1	19.0	7.9	291	2.32	1.9	.4	11.0	.8	53	.1	.1	.1	64	.25	.050	7	38.1	.54	114	.052	3	2.07	.013	.03	.1	.06	3.1	<.1	<.05	5	<.5	15.0
L4450N 10140E	.8	16.4	7.2	41	.1	17.0	6.2	251	2.69	3.8	.5	3.9	.8	22	.1	.2	.1	52	.14	.041	10	34.9	.38	95	.033	3	2.12	.011	.03	.1	.07	2.6	.1	<.05	5	<.5	15.0
L4500N 9500E	.5	38.4	2.8	25	<.1	10.1	6.0	208	2.08	1.9	.4	35.3	.7	26	.1	.1	<.1	61	.24	.051	7	29.3	.30	43	.071	4	1.74	.008	.03	.1	.05	2.0	<.1	<.05	4	<.5	15.0
L4500N 9520E	.7	33.2	3.2	30	<.1	12.0	6.7	243	2.15	1.4	.4	32.7	.8	32	.1	.1	.1	66	.27	.038	7	29.1	.35	48	.090	2	1.20	.011	.04	.1	.04	2.4	<.1	<.05	4	<.5	15.0
L4500N 9530E	3.1	58.3	6.9	43	.1	12.0	13.1	418	2.38	2.6	.8	2.2	.1	19	.1	.2	.1	58	.13	.076	10	25.8	.31	51	.041	3	1.80	.008	.04	.1	.09	1.2	.1	<.05	9	.5	15.0
L4500N 9560E	.5	38.6	3.8	37	.1	12.5	6.1	231	1.89	1.6	.4	3.0	.6	32	.1	.1	.1	53	.26	.086	8	28.4	.41	76	.052	3	1.43	.010	.03	.1	.05	2.3	<.1	<.05	4	<.5	15.0
L4500N 9580E	.3	32.6	2.4	27	<.1	11.0	6.0	246	1.97	1.5	.3	11.0	1.0	37	<.1	.1	<.1	59	.35	.065	7	27.1	.33	62	.069	3	.98	.011	.03	.1	.03	2.2	<.1	<.05	3	<.5	15.0
L4500N 9600E	.4	30.0	2.8	29	.1	11.9	6.5	274	2.05	1.9	.4	4.0	.9	35	.1	.1	<.1	60	.34	.065	8	29.9	.39	63	.073	3	1.23	.012	.04	.1	.04	2.4	<.1	<.05	4	<.5	15.0
L4500N 9620E	.4	44.8	2.9	30	.1	14.2	7.7	284	2.15	1.9	.3	5.5	1.2	45	<.1	.1	<.1	66	.38	.063	8	34.0	.46	79	.086	2	1.31	.013	.04	.1	.04	2.9	<.1	<.05	4	<.5	15.0
L4500N 9630E	.8	31.0	5.4	45	.1	16.9	7.3	327	2.33	2.9	.4	2.3	.6	32	.1	.2	.1	59	.24	.076	9	32.3	.49	81	.057	4	1.69	.010	.04	.1	.04	2.4	.1	<.05	6	<.5	15.0
L4500N 9660E	.9	155.7	2.4	34	.1	20.1	12.1	304	2.17	1.1	.3	4.8	.5	77	.1	.1	<.1	65	.39	.073	5	32.2	.68	121	.073	2	1.85	.020	.06	.1	.03	2.4	.1	<.05	4	.5	15.0
STANDARD DS6	12.2	125.7	29.9	147	.3	24.9	11.0	706	2.90	21.2	6.7	53.3	3.2	37	6.1	3.7	5.1	58	.82	.077	15	182.4	.58	162	.082	16	1.84	.073	.16	3.6	.23	3.6	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4500N 9680E	.5	109.0	2.3	31	.1	14.9	9.6	265	1.84	.9	.3	2.1	.4	88	.1	.1	<.1	58	.37	.078	4	23.5	.56	119	.056	4	1.61	.034	.07	.1	.05	1.7	.1	<.05	4	<.5	15
L4500N 9700E	.3	81.6	4.3	29	<.1	14.0	8.6	255	1.84	1.1	.3	1.7	.3	75	.1	.1	<.1	55	.39	.059	5	24.7	.50	121	.047	4	1.74	.031	.04	.1	.04	1.8	<.1	<.05	4	<.5	15
L4500N 9720E	.4	37.3	2.7	27	.1	13.0	7.5	239	2.07	1.1	.3	3.5	.2	46	.1	.1	.1	57	.28	.057	6	30.1	.47	92	.054	5	1.62	.014	.02	.1	.05	1.6	<.1	<.05	5	<.5	15
L4500N 9740E	.4	32.7	2.5	27	.1	11.4	6.6	200	1.81	1.2	.3	2.1	.3	44	.1	.1	<.1	50	.28	.065	6	26.6	.43	86	.051	4	1.58	.015	.02	.1	.04	1.8	<.1	<.05	4	<.5	15
L4500N 9760E	.5	68.9	2.7	·34	.1	13.9	11.7	521	2.05	1.2	.3	4.1	.3	60	.1	.1	<.1	56	.31	.061	7	26.6	.51	200	.053	3	1.81	.020	.03	.1	.05	2.3	<.1	<.05	4	.5	15
L4500N 9780E	.7	69.2	2.1	28	<.1	15.3	10.0	217	1.93	1.1	.3	1.9	.5	42	.1	.1	<.1	56	.33	.052	5	25.8	.53	94	.066	4	1.80	.023	.04	.1	.03	2.3	<.1	<.05	4	.6	15
L4500N 9800E	.7	167.0	2.7	39	.1	16.8	12.0	249	2.02	.9	.5	4.4	.3	79	.1	.1	<.1	59	.51	.077	5	21.7	.70	102	.073	5	2.06	.042	.09	.1	.03	2.1	.1	<.05	5	.7	15
L4500N 9820E	.4	73.9	2.0	29	.1	20.1	11.6	217	1.89	1.1	.3	2.4	.7	83	.1	.1	<.1	57	.35	.059	4	35.0	.67	176	.069	6	1.72	.023	.07	.1	.04	2.2	.1	<.05	4	<.5	15
L4500N 9840E	.4	199.0	1.4	27	.1	15.7	13.8	189	2.30	<.5	.3	2.6	.2	404	<.1	<.1	<.1	82	.43	.083	2	16.8	.54	263	.047	3	2.01	.017	.12	<.1	.03	1.6	.1	<.05	5	.5	15
L4500N 9860E	.6	76.4	2.0	38	.1	16.6	10.0	243	2.02	1.2	.3	3.1	.6	71	.1	.1	<.1	59	.32	.073	5	28.9	.60	130	.083	5	2.33	.022	.07	.1	.04	2.2	.1	<.05	5	.5	15
L4500N 9880E	.8	99.6	2.7	34	<.1	17.7	10.4	221	2.21	1.5	.4	2.8	.8	77	.1	.1	<.1	64	.41	.070	6	28.9	.60	102	.083	3	2.25	.030	.08	.2	.05	2.7	.1	<.05	5	1.0	15
L4500N 9900E	.3	80.8	2.0	34	<.1	16.8	10.8	247	1.99	1.1	.3	2.4	.6	76	<.1	.1	<.1	61	.45	.074	4	25.6	.59	159	.091	3	1.65	.027	.12	.1	.05	2.2	.1	<.05	4	<.5	15
L4500N 9920E	.8	72.8	2.9	32	.1	14.3	10.0	348	2.07	1.1	.3	5.7	.2	61	.1	.1	<.1	60	.33	.064	5	25.0	.50	107	.064	4	1.69	.024	.05	.1	.04	1.6	<.1	<.05	5	.5	15
L4500N 9940E	1.4	87.5	2.9	32	.1	15.3	12.2	641	1.77	1.0	.4	5.6	.1	51	.2	.1	.1	44	.27	.245	5	26.7	.43	104	.019	1	1.90	.018	.06	.1	.04	.6	.1	.07	4	.6	15
L4500N 9960E	1.0	69.0	2.6	31	.1	18.9	7.9	187	1.68	1.0	.4	7.7	.1	51	.1	<.1	<.1	52	.27	.077	4	35.1	.52	110	.044	3	1.76	.020	.05	.1	.05	1.1	<.1	<.05	5	.6	15
L4500N 9980E	3.2	116.1	4.8	44	.1	18.6	11.6	540	2.56	.9	1.0	2.4	.2	48	.1	.1·	.1	59	.29	.115	7	32.7	.55	90	.025	1	2.22	.018	.05	.1	.06	1.6	.1	.07	6	.6	15
L4500N 10000E	2.8	184.4	3.9	42	.1	26.1	12.8	497	2.20	1.5	1.9	5.6	.3	72	.1	.1	.1	64	.55	.098	8	34.8	.58	90	.052	6	2.06	.027	.06	.3	.07	2.3	.1	<.05	5	.9	15
L4500N 10020E	1.7	94.0	4.1	32	.1	18.6	10.0	269	1.96	1.3	.6	6.6	.4	65	.1	.1	.1	60	.44	.063	5	29.5	.52	75	.071	3	1.38	.026	.06	.1	.04	2.1	<.1	<.05	4	.6	15
L4500N 10040E	1.1	117.3	3.6	30	.1	19.0	10.5	308	1.97	1.2	.8	3.9	.4	61	.1	.1	.1	58	.41	.071	7	29.4	.50	83	.066	1	1.55	.025	.05	.1	.03	2.2	<.1	<.05	4	.6	15
L4500N 10060E	3.0	97.3	4.6	44	.1	24.4	11.3	335	2.71	1.9	.7	9.9	.6	53	.1	.1	.2	70	.52	.044	7	41.2	.76	65	.098	5	1.91	.025	.05	.1	.07	2.4	<.1	<.05	7	.7	15
L4500N 10080E	2.2	37.0	5.5	44	.1	17.6	7.2	242	2.07	1.5	.4	7.4	.2	51	.1	.1	.2	58	.35	.040	6	40.2	.48	94	.067	1	1.46	.013	.03	.1	.02	1.8	<.1	<.05	6	<.5	15
L4500N 10100E	.8	37.8	4.4	33	.1	18.0	8.3	251	2.01	2.1	.4	3.5	.6	48	.1	.1	.1	55	.28	.048	8	34.5	.45	136	.055	2	1.66	.012	.04	.1	.02	2.6	<.1	<.05	4	<.5	15
L4500N 10120E	.8	25.8	8.2	47	.1	20.8	7.9	340	2.39	3.1	.4	16.5	.7	35	.1	.2	.2	58	.19	.048	9	37.1	.53	107	.041	2	2.22	.010	.04	.1	.03	2.7	.1	<.05	6	.5	15
L4500N 10140E	.4	23.5	6.1	47	.1	18.6	7.7	367	2.20	2.9	.5	27.4	.9	53	.1	.2	.1	57	.21	.065	9	32.6	.50	119	.048	4	2.06	.011	.06	.1	.02	3.0	.1	<.05	5	<.5	15
L4550N 9520E	.7	47.1	3.6	33	.1	11.4	6.7	226	1.99	1.2	.3	2.8	.2	37	.1	.1	.1	60	.21	.050	5	25.9	.39	82	.053	3	1.71	.017	.02	.1	.03	1.6	<.1	<.05	5	.5	15
RE L4550N 9520E	.7	45.9	3.5	34	.1	12.2	6.7	230	2.05	1.4	.3	2.6	.2	38	.1	.1	.1	63	.23	.052	5	26.9	.40	78	.059	3	1.79	.018	.03	.1	.03	1.8	<.1	<.05	5	.5	15
L4550N 9540E	.4	47.4	2.9	25	.1	10.3	6.7	210	2.06	1.7	.3	32.3	.4	45	.1	.1	<.1	61	.27	.048	7	25.5	.33	61	.064	1	1.31	.011	.03	.1	.02	1.9	<.1	<.05	4	<.5	15
L4550N 9560E	.4	27.9	3.5	30	.1	9.8	6.1	277	2.03	1.5	.4	32.8	.2	28	.1	.1	.1	56	.22	.051	7	25.1	.33	58	.050	1	1.14	.010	.03	.1	.02	1.3	<.1	<.05	4	<.5	15
L4550N 9580E	.4	29.6	4.0	34	.1	12.7	7.0	461	2.18	2.0	.4	11.7	.3	28	.1	.1	.1	60	.22	.059	8	28.0	.39	72	.047	3	1.59	.010	.04	.1	.02	1.8	<.1	<.05	4	<.5	15
L4550N 9600E	1.0	29.3	6.4	45	.1	13.1	6.8	482	2.46	3.0	.5	399.2	.2	20	.1	.2	.1	56	.13	.061	11	31.1	.37	74	.036	2	2.04	.010	.03	.1	.04	1.4	.1	<.05	8	.6	15
L4550N 9620E	1.1	31.4	4.1	36	<.1	12.6	7.1	367	2.13	1.4	.3	2.5	.3	32	.1	.1	.1	62	.21	.053	7	29.7	.46	60	.059	1	1.47	.010	.03	.1	.01	1.9	<.1	<.05	5	.5	15
L4550N 9640E	1.6	84.2	4.3	40	.1	18.8	8.1	275	2.07	1.7	.4	17.1	.3	45	.1	.1	.1	56	.27	.094	8	33.7	.57	98	.052	3	1.88	.014	.04	.1	.03	2.0	.1	<.05	5	.8	15
L4550N 9680E	.8	126.6	2.8	34	.1	17.1	12.4	386	2.18	.9	.3	3.1	.5	74	.1	.1	<.1	63	.37	.079	6	28.8	.61	118	.063	2	1.71	.018	.06	.1	.01	2.2	<.1	<.05	4	.5	15
L4550N 9700E	.5	71.4	2.2	28	<.1	15.8	10.5	302	2.05	1.3	.3	3.4	.6	64	.1	.1	<.1	60	.38	.074	6	31.1	.54	101	.068	2	1.49	.017	.04	.1	.02	2.5	<.1	<.05	4	<.5	15
STANDARD DS6	12.0	125.8	30.5	150	.3	24.5	10.8	696	2.88	21.4	6.6	47.9	3.1	37	6.3	3.6	5.2	56	.85	.078	15	180.2	.59	162	.073	18	1.88	.069	.16	3.5	.24	3.4	1.7	<.05	6	4.6	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A504430 Page 25

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
L4550N 9720E	.5	40.4	2.4	26	.1	18.2	8.5	236	1.95	1.6	.3	2.8	.6	55	<.1	.1	.1	55	.34	.062	5	40.8	.53	111	.071	3	1.48	.015	.04	.1	.02	2.2	<.1	<.05	3	<.5	15
L4550N 9740E	.7	44.9	3.5	30	.2	11.3	7.1	305	1.99	1.7	.4	100.6	.1	41	.2	.1	.1	51	.21	.053	6	25.1	.41	88	.041	3	1.74	.012	.03	.1	.03	1.4	<.1	<.05	5	<.5	15
L4550N 9750E	1.4	133.8	3.6	34	.1	20.0	10.9	340	2.10	1.9	.4	5.6	.4	49	.1	.1	.1	58	.28	.065	7	36.6	.59	81	.054	4	1.62	.013	.04	.1	.05	2.4	<.1	<.05	5	.5	15
L4550N 9760E	.4	103.0	1.4	27	<.1	187.4	17.2	159	1.76	.7	.2	3.2	.3	19	.1	<.1	<.1	42	.16	.024	2	166.6	1.15	42	.070	3	1.62	.009	.02	.1	.03	1.2	<.1	<.05	4	<.5	15
L4550N 9780E	.7	80.1	2.1	31	.1	17.8	11.2	237	2.14	1.4	.3	5.0	.5	57	.1	.1	<.1	59	.35	.067	5	27.7	.59	108	.074	3	1.92	.022	.06	.2	.02	2.6	<.1	<.05	4	.5	15
L4550N 9800E	.6	67.8	3.7	40	.1	16.0	9.8	306	2.13	2.1	.3	2.8	.5	49	.1	.1	.1	59	.30	.076	6	27.5	.56	124	.064	3	1.96	.023	.05	.1	.03	2.5	.1	<.05	5	<.5	15
L4550N 9820E	.6	48.6	3.3	30	.1	14.6	8.3	230	2.08	1.8	.3	18.0	.7	44	.1	.1	.1	61	.29	.047	6	29.2	.51	125	.065	4	1.76	.017	.03	.1	.02	2.7	<.1	<.05	4	<.5	15
L4550N 9830E	.6	55.9	3.2	26	.1	15.1	7.7	183	1.88	1.4	.3	3.1	.3	35	.1	.1	<.1	58	.18	.040	4	26.4	.46	99	.066	2	1.61	.013	.05	.1	.04	1.5	.1	<.05	5	<.5	15
L4550N 9860E	1.1	107.4	2.7	43	.1	24.4	13.1	420	1.85	1.1	.4	78.2	.1	44	.1	.1	.1	52	.23	.068	4	40.8	.67	107	.062	4	2.53	.020	.07	.1	.04	1.4	.1	<.05	5	.9	15
L4550N 9880E	.9	48.4	4.0	37	.1	11.5	6.8	240	2.15	1.5	.4	103.5	.1	43	.1	.1	.1	63	.22	.071	5	28.5	.37	86	.042	3	1.59	.015	.04	.1	.04	1.1	<.1	<.05	6	<.5	15
RE L4550N 9880E	1.0	50.7	4.0	40	.1	11.8	6.7	238	2.17	1.6	.4	1.4	.1	43	.1	.1	.1	61	.21	.068	6	28.1	.37	86	.038	2	1.59	.014	.04	.1	.04	1.1	<.1	<.05	6	<.5	15
L4550N 9900E	.7	97.0	2.6	34	.1	13.8	10.0	293	1.93	1.2	.3	2.7	.2	96	.1	.1	<.1	56	.32	.068	5	23.0	.52	133	.059	4	1.77	.024	.06	.1	.02	1.7	.1	<.05	4	<.5	15
L4550N 9920E	.6	70.8	3.0	27	.1	13.0	8.9	246	1.78	.9	.3	4.1	.1	51	.1	.1	<.1	55	.25	.063	4	26.1	.48	95	.059	3	1.56	.018	.05	.1	.04	1.3	<.1	<.05	5	.5	15
L4550N 9940E	1.3	79.6	2.4	30	.1	16.5	8.8	263	1.94	1.0	.3	2.7	.3	55	.1	.1	<.1	56	.31	.058	4	32.5	.45	83	.065	4	1.57	.019	.04	.1	.02	1.9	<.1	<.05	4	<.5	15
L4550N 9960E	1.9	102.7	2.2	29	.1	16.7	10.3	214	1.88	.9	.5	2.1	.2	57	<.1	.1	<.1	60	.33	.052	4	26.7	.44	86	.066	3	1.61	.022	.04	.1	.02	2.0	<.1	<.05	4	.6	15
L4550N 9980E	1.4	67.2	2.1	27	.1	15.3	10.5	182	1.79	1.2	.3	1.8	.6	70	.1	.1	<.1	55	.41	.063	4	23.0	.43	88	.067	5	1.29	.025	.04	.1	.01	1.9	<.1	<.05	3	.5	15
L4550N 10000E	1.1	50.1	2.9	41	.1	14.7	8.6	200	1.83	1.6	.4	1.1	.6	55	.1	.1	<.1	53	.35	.051	5	23.2	.46	80	.068	4	1.39	.020	.05	.1	.01	1.9	<.1	<.05	4	<.5	15
L4550N 10020E	2.8	95.6	2.6	30	.1	16.1	8.6	223	1.90	1.1	2.1	6.2	.3	62	<.1	.1	.1	62	.53	.063	7	31.4	.48	80	.056	4	1.58	.024	.03	.2	.03	2.0	<.1	.06	4	1.1	15
L4550N 10040E	1.2	129.2	4.3	41	.2	25.3	8.7	194	1.87	1.0	1.8	20.3	.6	82	.1	.1	.2	54	.61	.045	6	43.4	.66	67	.076	3	1.41	.037	.04	.2	.04	2.8	<.1	<.05	4	.7	15
L4550N 10060E	5.0	229.0	2.3	28	.1	20.1	9.5	202	2.67	1.4	1.6	3.6	.4	44	<.1	<.1	.1	108	.45	.047	4	20.1	.60	40	.104	3	1.15	.021	.08	.1	.02	3.0	<.1	<.05	4	1.1	15
L4550N 10080E	1.4	492.8	2.8	46	.1	108.6	19.3	364	2.92	2.1	1.0	329.5	.6	50	.1	.1	.1	78	.54	.022	5	268.9	1.83	53	.141	3	2.35	.012	.23	.1	.02	2.3	<.1	<.05	7	<.5	15
L4550N 10090E	3.9	544.3	3.1	71	.1	64.2	23.1	487	4.49	1.1	.9	3.5	.9	43	.1	<.1	.1	141	.63	.048	4	125.0	1.88	118	.375	3	3.14	.013	.19	.1	.01	2.9	.1	<.05	8	.8	15
STANDARD DS6	12.1	124.8	30.5	148	.3	24.2	10.7	700	2.87	21.9	6.8	48.1	3.1	40	6.2	3.5	5.1	55	.83	.077	14	180.8	.59	165	.074	19	1.87	.073	.16	3.5	.22	3.4	1.8	<.05	6	4.7	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA ____

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

GGL Diamond Corp. PROJECT McConnell Property File # A602090 Page 1

904 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Ray Hrkac

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
63NW 2NE	.4	9.9	4.5	22	.1	11.6	4.4	184	1.47	1.4	.3	7.5	.8	32	.1	.1	.2	48	.27	.026	6	31.4	.38	43	.094	1	1.38	.009	.03	.1	.02	2.3	<.1	<.05	6	<.5	15.0
63NW 1+50NE	.5	18.8	3.3	25	.1	12.8	5.8	201	2.23	2.3	.4	4.0	1.1	29	.1	.1	.1	61	.32	.080	6	37.1	.47	48	.089	1	1.73	.009	.05	.1	.03	2.7	<.1	<.05	5	<.5	15.0
63NW 1NE	.5	23.8	2.9	25	<.1	10.4	5.7	200	1.92	2.3	.4	33.2	1.0	26	.1	.2	.1	54	.27	.057	6	32.6	.38	52	.070	1	1.69	.009	.02	.1	.03	2.6	<.1	<.05	3	<.5	15.0
63NW 0+50NE	.6	11.0	5.3	21	<.1	10.2	4.6	182	1.81	2.0	.3	1.1	.8	28	.1	.1	.2	55	.26	.024	6	27.8	.34	39	.101	1	1.07	.009	.02	.1	.02	2.1	<.1	<.05	6	<.5	15.0
RE 63NW 0+50NE	.5	10.9	4.9	23	<.1	10.1	4.5	170	1.75	1.8	.3	1.6	.8	23	.1	.1	.2	51	.22	.023	6	26.3	.35	39	.084	2	1.06	.009	.02	.1	.02	1.8	<.1	<.05	7	<.5	7.5
63NW 0+50SW	.8	7.0	6.4	28	<.1	6.8	4.3	223	3.57	3.2	.3	.7	1.0	25	.1	.2	.1	102	.21	.123	6	37.1	.24	44	.122	2	1.33	.009	.03	.1	.04	1.7	<.1	<.05	10	<.5	15.0
63NW 1SW	.6	13.4	3.3	22	.2	9.0	4.7	182	2.01	1.7	.4	2.1	.2	31	.1	.1	.1	53	.26	.038	5	26.4	.31	53	.055	<1	1.24	.008	.03	.1	.03	1.7	<.1	<.05	5	<.5	15.0
63NW 1+50SW	1.4	28.8	3.1	29	<.1	11.9	7.7	351	2.23	1.5	.4	2.2	.8	42	.1	.1	.1	55	.44	.066	6	27.6	.41	67	.060	<1	1.30	.012	.04	.1	.01	2.5	<.1	<.05	4	<.5	15.0
63NW 2SW	.5	12.6	3.5	29	.2	8.8	5.1	250	2.07	1.6	.4	2.9	.1	39	.1	.1	.1	60	.29	.069	5	28.5	.36	47	.044	1	1.33	.010	.04	.1	.04	1.2	<.1	<.05	6	<.5	15.0
63NW 2+50SW	.3	13.5	3.7	24	<.1	8.8	5.0	225	1.88	1.5	.3	.8	.5	34	.1	.1	.1	61	.36	.051	6	28.2	.32	58	.086	1	1.17	.010	.03	.1	.02	2.3	<.1	<.05	5	<.5	15.0
63NW 3SW	.7	7.3	6.6	22	<.1	6.5	4.1	257	3.41	2.9	.3	1.7	1.0	27	.2	.2	.2	102	.18	.100	6	32.5	.21	38	.120	1	1.49	.010	.03	.1	.04	1.8	<.1	<.05	12	<.5	15.0
63NW 3+50SW	1.1	10.6	6.8	25	<.1	7.3	4.0	186	3.03	3.9	.4	2.4	1.1	23	.1	.1	.2	77	.16	.121	7	25.9	.27	38	.082	1	1.60	.009	.04	.2	.03	1.7	<.1	<.05	12	<.5	7.5
63NW 4SW	.3	5.6	3.6	29	.1	6.1	3.7	218	2.58	1.2	.2	3.0	.7	41	.1	.1	.1	65	.21	.087	4	19.3	.27	57	.069	2	1.75	.011	.04	.1	.03	1.6	<.1	<.05	7	<.5	15.0
63NW 4+50SW	.6	7.9	3.9	32	<.1	9.1	5.3	245	3.31	2.2	.3	4.2	1.0	33	.1	.1	.1	79	.23	.126	5	32.6	.36	31	.100	3	1.69	.009	.03	.2	.02	1.6	<.1	<.05	9	<.5	15.0
63NW 5SW	1.2	10.4	6.3	34	.1	8.8	5.1	265	2.87	3.4	.3	1.6	.9	31	.1	.2	.2	86	.17	.040	8	29.0	.29	31	.115	2	.96	.011	.03	.2	.02	1.5	<.1	<.05	12	<.5	15.0
63NW 5+50SW	.7	10.2	4.8	31	<.1	9.3	6.1	304	3.03	2.3	.3	.9	.6	33	.1	.2	.1	77	.20	.053	4	31.8	.37	36	.100	1	1.09	.010	.02	.1	.01	1.5	<.1	<.05	9	<.5	15.0
63NW 6SW	.5	17.9	5.3	31	<.1	14.4	6.8	241	2.53	.7	.2	6.1	.5	81	.1	.1	.1	89	.35	.014	4	38.4	.58	33	.236	1	1.19	.010	.03	.1	<.01	1.8	<.1	<.05	9	<.5	15.0
63NW 6+50SW	.7	13.7	2.7	28	<.1	11.5	6.5	274	2.33	2.1	.4	11.8	1.2	44	.1	.2	.1	68	.33	.041	5	37.8	.35	49	.090	3	1.33	.023	.04	.1	.13	2.1	<.1	<.05	4	<.5	15.0
63NW 7SW	.7	7.2	2.6	28	<.1	7.4	4.4	285	1.96	1.7	.2	4.0	.5	42	.1	.1	<.1	55	.31	.076	4	30.4	.29	44	.061	2	1.16	.023	.04	.1	.08	1.7	<.1	<.05	4	<.5	15.0
63NW 7+50SW	.9	6.8	4.6	29	<.1	7.2	4.4	309	2.73	2.8	.2	2.1	.8	42	.1	.1	.1	66	.17	.053	6	25.7	.25	51	.080	2	1.71	.016	.04	.2	.04	1.6	<.1	<.05	10	.5	15.0
63NW 8SW	.9	10.2	2.8	26	.1	12.1	5.6	334	2.53	1.5	.2	3.0	.4	43	.1	.1	<.1	65	.25	.071	4	44.4	.37	52	.047	3	1.69	.022	.06	.1	.05	1.3	<.1	<.05	5	<.5	15.0
63NW 8+50SW	1.2	10.5	5.5	32	<.1	9.2	4.8	341	3.36	2.7	.3	2.1	.8	34	<.1	.1	.1	76	.17	.086	6	35.2	.29	52	.107	1	1.97	.018	.04	.2	.08	1.7	<.1	<.05	11	<.5	15.0
63NW 9SW	1.0	9.4	4.7	34	<.1	9.5	4.6	322	2.96	2.0	.3	1.6	.4	54	<.1	.1	.1	80	.23	.073	5	35.6	.35	40	.083	2	1.62	.021	.05	.1	.07	1.3	<.1	<.05	10	<.5	15.0
64NW 2NE	.7	8.2	6.1	22	<.1	8.1	3.9	190	2.05	2.2	.4	8.1	.8	29	.1	.1	.2	59	.25	.055	7	32.0	.28	36	.121	3	1.30	.010	.04	.1	.02	1.7	<.1	<.05	9	<.5	15.0
64NW 1+50NE	.2	20.2	2.7	25	<.1	9.3	5.0	236	1.64	1.4	.3	9.1	.7	33	.1	.1	<.1	52	.34	.055	6	25.6	.30	68	.070	2	.89	.010	.02	.1	.01	2.2	<.1	<.05	3	<.5	15.0
64NW 1NE	.5	19.6	4.0	25	<.1	12.5	6.3	220	2.15	2.3	.4	11.6	.7	32	.1	.2	.1	63	.30	.037	7	38.6	.36	76	.094	2	1.54	.010	.03	.1	.03	2.7	<.1	<.05	5	<.5	15.0
64NW 0+50NE	.4	25.7	3.7	27	<.1	19.9	7.9	243	2.18	2.4	.4	3.3	1.1	40	.1	.2	.1	63	.38	.044	8	52.3	.47	76	.102	3	1.42	.011	.03	.1	.03	2.8	<.1	<.05	5	<.5	15.0
64NW 0+50SW	.5	20.9	3.6	18	.1	10.6	5.2	192	2.04	2.2	.4	6.9	.8	31	<.1	.1	.1	64	.31	.052	8	34.7	.30	64	.088	3	1.25	.010	.02	.1	.04	2.7	<.1	<.05	4	<.5	15.0
64NW 1SW	1.2	14.5	5.0	21	.1	11.1	5.3	194	2.92	3.5	.4	6.9	1.0	26	.1	.1	.1	77	.27	.117	5	39.6	.34	48	.082	4	2.40	.012	.04	.1	.08	2.5	<.1	<.05	7	<.5	7.5
64NW 1+50SW	1.0	11.5	6.1	21	<.1	9.0	4.0	170	1.88	1.8	.5	5.0	.2	28	.1	.1	.1	49	.22	.037	7	28.4	.26	65	.079	1	1.09	.009	.02	.1	.03	1.4	<.1	<.05	7	<.5	15.0
64NW 2SW	.6	11.8	5.5	37	<.1	9.2	4.6	208	2.86	3.7	.4	10.2	1.4	24	.1	.2	.1	74	.19	.109	7	38.4	.25	48	.118	8	2.07	.009	.02	.2	.04	3.0	<.1	<.05	9	<.5	15.0
64NW 2+50SW	.4	16.8	3.7	24	<.1	12.2	6.7	224	2.11	2.7	.4	13.7	1.5	27	.1	.2	.1	64	.26	.038	7	36.5	.33	55	.105	6	1.57	.008	.02	.1	.04	3.2	<.1	<.05	4	<.5	15.0
64NW 3SW	1.0	11.0	4.9	43	<.1	11.4	5.8	343	3.74	3.5	.4	1.1	.4	34	.1	.2	.1	88	.19	.115	7	41.0	.37	51	.070	3	2.26	.010	.04	.2	.05	1.4	<.1	<.05	10	<.5	7.5
64NW 3+50SW	.8	34.0	4.2	22	.1	11.5	7.7	527	2.10	1.5	.6	1.7	.4	58	.2	.1	.1	68	.67	.068	9	30.6	.33	69	.060	2	1.15	.010	.05	.1	.04	1.8	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.8	123.7	30.7	143	.3	25.5	11.0	696	2.84	20.9	6.8	46.7	3.3	42	6.2	3.6	5.2	58	.86	.079	15	185.1	.59	165	.086	19	1.95	.073	.16	3.4	.23	3.3	1.8	<.05	7	4.4	15.0

GROUP 1DX - 15 GM SAMPLE LEACHED WITH 90 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 300 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBI[LITY].
- SAMPLE TYPE: SOIL PULP Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

06-01-2006 P03:30

Data FA ____ DATE RECEIVED: MAY 11 2006 DATE REPORT MAILED:.................

BRITISH COLUMBIA CERTIFIED ASSAYER Raymond Chan

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
64NW 4SW	1.3	131.3	6.6	77	.3	24.9	11.5	1015	2.83	2.1	1.8	5.0	.4	80	.3	.1	.1	72	1.01	.127	21	41.9	.61	166	.036	3	3.30	.015	.12	.2	.09	3.3	.1	.11	7	.7	7.5
64NW 4+50SW	1.6	132.1	7.9	61	.3	18.7	9.2	396	3.02	2.9	1.7	510.8	.7	32	.2	.2	.2	86	.19	.070	19	44.4	.46	135	.055	2	3.26	.013	.08	.2	.06	3.9	.1	<.05	10	<.5	15.0
64NW 5SW	1.3	11.0	6.7	27	<.1	9.0	4.8	202	4.23	4.0	.4	8.9	1.5	23	.1	.2	.2	107	.17	.069	7	39.2	.29	39	.157	<1	1.71	.008	.03	.2	.05	2.0	<.1	<.05	13	<.5	15.0
64NW 5+50SW	.7	11.1	4.7	30	<.1	10.8	5.4	207	2.86	3.1	.4	8.8	1.3	24	.1	.2	.1	73	.19	.118	6	33.6	.31	41	.104	1	2.51	.009	.02	.2	.04	2.6	<.1	<.05	7	<.5	15.0
64NW 6SW	.4	10.8	3.7	23	<.1	7.5	4.6	173	2.31	2.4	.3	2.9	1.4	24	.1	.2	.1	72	.22	.057	5	31.2	.21	36	.105	2	2.08	.008	.02	.1	.04	2.4	<.1	<.05	5	<.5	15.0
64NW 6+50SW	1.5	10.5	10.3	30	.2	5.6	3.4	181	2.36	4.0	.6	3.0	2.1	30	.1	.2	.2	57	.16	.060	12	29.9	.20	56	.129	3	2.35	.022	.05	.2	.10	2.0	.1	<.05	14	<.5	15.0
64NW 7SW	1.1	6.6	6.3	23	<.1	5.8	3.8	230	2.62	2.9	.3	1.8	1.1	37	.1	.1	.2	70	.20	.052	8	26.3	.25	37	.115	1	1.59	.022	.05	.2	.06	1.7	<.1	<.05	13	<.5	15.0
64NW 7+50SW	1.3	9.6	6.7	32	<.1	9.4	5.3	275	4.33	4.0	.5	21.0	1.6	33	.1	.2	.1	99	.18	.076	7	43.4	.29	34	.171	2	1.97	.018	.04	.1	.08	1.9	<.1	<.05	14	<.5	15.0
64NW 8SW	.9	6.4	3.8	27	.1	6.1	4.5	253	3.92	2.1	.2	.5	.8	39	.1	.1	.1	109	.20	.025	5	34.8	.22	35	.116	2	1.22	.018	.05	.1	.08	1.3	<.1	<.05	9	<.5	15.0
64NW 8+50SW	1.5	8.7	3.4	19	<.1	8.2	4.0	177	2.84	1.9	.4	4.5	.8	46	.1	.1	.1	78	.36	.027	7	37.7	.24	43	.098	2	1.32	.022	.04	.1	.07	1.8	<.1	<.05	7	<.5	15.0
64NW 9SW	.7	12.3	3.5	28	<.1	10.9	4.7	218	2.35	2.4	.4	11.5	1.3	40	.1	.2	.2	67	.31	.050	7	40.3	.30	46	.105	1	1.75	.019	.04	.1	.06	2.5	<.1	<.05	5	<.5	15.0
65NW 2NE	.3	12.7	2.8	29	<.1	11.8	7.5	380	1.70	1.0	.3	7.8	.8	48	.1	.1	.1	52	.46	.057	6	27.7	.41	65	.084	<1	.97	.011	.04	.1	.01	2.3	<.1	<.05	4	<.5	15.0
65NW 1+50NE	.4	20.8	3.7	29	.1	15.9	7.0	270	2.18	2.2	.4	3.9	.9	37	.1	.1	.1	62	.32	.053	7	41.2	.45	67	.102	2	1.70	.011	.04	.2	.04	2.8	<.1	<.05	6	<.5	15.0
65NW 1NE	.6	32.9	4.3	37	.1	17.4	7.8	323	2.57	2.7	.5	15.6	.7	43	.1	.2	.1	67	.39	.049	8	39.2	.52	117	.089	2	1.92	.012	.05	.1	.03	3.4	<.1	<.05	6	<.5	15.0
65NW 0+50NE	.3	19.2	3.0	22	<.1	11.4	5.1	206	1.70	1.4	.3	87.5	1.1	41	.1	.2	.1	56	.46	.045	8	29.0	.32	65	.100	2	.88	.010	.03	.1	.02	2.8	<.1	<.05	3	<.5	15.0
65NW 0+50SW	.3	22.2	2.9	19	<.1	10.9	5.4	224	1.90	2.1	.4	4.3	1.2	37	.1	.1	.1	62	.38	.048	8	31.7	.31	53	.107	1	1.09	.009	.03	.1	.02	3.0	<.1	<.05	3	<.5	15.0
65NW 1SW	.4	12.1	3.0	23	.1	9.9	4.9	210	2.19	2.5	.3	4.0	.8	24	.2	.1	<.1	58	.23	.069	5	32.8	.29	46	.073	1	1.71	.008	.02	.1	.03	2.3	<.1	<.05	4	<.5	15.0
65NW 1+50SW	.4	18.8	3.3	21	.1	11.3	6.3	204	1.50	1.4	.4	4.6	.7	34	.1	.1	.1	50	.37	.048	7	26.7	.36	83	.079	1	1.30	.010	.03	.1	.02	2.6	<.1	<.05	5	<.5	15.0
65NW 2SW	.6	9.4	5.4	39	<.1	8.0	4.7	253	2.99	2.8	.3	6.2	1.0	28	.1	.2	.1	90	.24	.053	6	37.2	.21	42	.123	2	1.40	.009	.02	.1	.02	2.1	<.1	<.05	8	<.5	15.0
65NW 2+50SW	.5	10.7	3.6	24	<.1	8.5	4.6	182	2.41	2.7	.4	24.3	1.2	29	.1	.2	.1	66	.25	.049	6	36.6	.27	45	.106	2	1.93	.009	.02	.1	.03	2.8	<.1	<.05	5	<.5	15.0
65NW 3SW	1.2	8.1	5.9	29	<.1	8.7	4.9	366	3.51	3.3	.3	3.3	1.2	29	.2	.1	.1	80	.19	.173	7	36.5	.26	65	.105	1	1.76	.011	.03	.6	.03	1.9	<.1	<.05	10	<.5	15.0
65NW 3+50SW	1.2	9.5	4.8	23	<.1	8.7	4.1	189	2.43	2.7	.4	8.7	.8	36	.1	.1	.1	64	.25	.034	6	28.0	.29	50	.112	1	1.28	.009	.03	.2	.03	1.9	<.1	<.05	9	<.5	15.0
65NW 4SW	2.3	115.2	9.3	68	.4	30.5	13.4	689	4.96	6.7	1.5	2.6	1.4	53	.2	.2	.2	118	.40	.068	16	53.1	.82	148	.076	1	3.58	.015	.12	.2	.06	4.3	.2	.06	14	.5	15.0
RE 65NW 1+50SW	.5	19.6	3.3	23	.1	11.1	6.3	217	1.53	1.2	.4	3.3	.6	37	<.1	.1	.1	52	.37	.048	7	26.2	.36	84	.086	1	1.33	.010	.04	.1	.02	2.6	<.1	<.05	5	<.5	15.0
65NW 4+50SW	.9	17.5	4.8	32	<.1	14.9	8.4	341	4.19	3.6	.4	2.6	.9	56	.2	.1	.1	97	.33	.051	6	41.3	.53	74	.150	1	1.68	.015	.05	.2	.03	2.3	<.1	<.05	10	<.5	7.5
65NW 5SW	.8	11.8	5.5	30	<.1	9.4	5.8	233	3.13	2.3	.3	1.2	.6	52	.1	.1	.1	97	.22	.043	5	29.9	.36	63	.137	<1	1.38	.014	.04	.2	.03	1.9	<.1	<.05	11	<.5	15.0
65NW 5+50SW	.7	14.0	4.8	30	<.1	9.7	5.5	308	2.52	2.3	.4	8.1	.7	36	.1	.1	.1	63	.25	.100	5	30.0	.32	52	.087	1	2.36	.010	.04	.1	.04	2.4	<.1	<.05	7	<.5	15.0
65NW 6SW	1.1	16.7	6.7	34	<.1	9.3	5.2	263	3.57	4.0	.3	4.8	.8	26	.1	.2	.2	86	.17	.108	6	37.0	.30	53	.122	2	2.02	.009	.03	.2	.05	2.1	<.1	<.05	12	<.5	15.0
65NW 6+50SW	.6	12.7	3.3	32	.2	13.6	5.8	265	2.47	2.4	.3	2.8	1.0	40	.1	.2	.1	65	.32	.093	5	42.6	.41	46	.086	2	1.93	.016	.05	.1	.15	2.5	<.1	<.05	5	<.5	15.0
65NW 7SW	1.4	7.9	4.9	28	<.1	9.5	4.5	264	3.44	2.2	.3	1.8	.9	51	.1	.1	.1	102	.28	.088	6	44.1	.31	59	.151	1	1.33	.022	.05	.1	.07	2.0	<.1	<.05	11	<.5	15.0
65NW 7+50SW	.9	12.7	2.1	23	<.1	10.1	4.6	231	1.95	1.2	.3	10.3	.9	56	.1	.1	<.1	58	.39	.079	6	37.0	.31	60	.068	1	1.18	.028	.06	.2	.07	1.9	<.1	<.05	3	<.5	15.0
65NW 8SW	.6	9.8	2.3	23	<.1	7.7	4.0	240	1.76	.8	.2	3.5	.8	58	.1	.1	<.1	50	.35	.088	5	24.6	.27	55	.059	2	.82	.021	.06	.1	.05	1.5	<.1	<.05	3	<.5	15.0
65NW 8+50SW	1.0	8.4	4.5	25	<.1	8.5	4.3	244	3.01	1.9	.3	7.6	.6	49	<.1	.1	.1	91	.35	.076	6	37.0	.29	47	.121	1	1.29	.021	.05	.2	.07	2.1	<.1	<.05	8	<.5	15.0
65NW 9SW	.7	17.9	2.8	28	<.1	9.7	5.8	391	2.17	1.4	.4	3.0	1.3	77	.1	.1	<.1	65	.51	.070	9	36.1	.35	79	.100	<1	.97	.035	.10	.1	.07	2.4	<.1	<.05	3	<.5	15.0
STANDARD DS6	11.9	124.3	31.4	143	.3	25.5	11.2	712	2.90	21.2	7.3	48.2	3.2	42	5.9	3.8	5.1	59	.88	.080	15	189.4	.59	165	.085	18	1.97	.074	.17	3.7	.23	3.4	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm
66NW 2NE	.5	20.1	4.5	31	.2	17.3	6.4	231	1.89	1.8	.4	3.1	.4	39
66NW 1+50NE	.5	17.5	3.4	34	<.1	17.4	7.5	362	1.84	1.4	.4	4.5	.7	48
66NW 1NE	.6	18.5	3.9	32	<.1	20.3	7.7	262	2.19	1.9	.3	13.8	.5	30
66NW 0+50NE	.4	18.5	3.6	32	<.1	23.0	8.0	263	2.28	1.6	.4	9.7	.7	34
66NW 0+50SW	.4	18.5	2.9	20	<.1	12.6	5.4	208	1.78	2.2	.4	2.2	.8	29
66NW 1SW	.6	9.1	3.7	32	.1	25.7	8.5	262	2.19	1.7	.3	3.1	.6	35
66NW 1+50SW	1.0	16.0	4.3	26	.3	15.2	5.4	173	2.45	2.6	.3	18.8	.7	19
66NW 2SW	.4	11.5	4.4	33	<.1	60.1	11.2	269	2.12	.9	.2	2.4	.4	33
66NW 2+50SW	.4	13.7	2.5	16	<.1	9.2	4.3	182	1.77	2.0	.4	5.6	.8	24
66NW 3SW	.5	13.3	3.8	29	.1	11.0	6.6	276	3.01	3.4	.4	5.7	1.2	23
66NW 3+50SW	1.2	22.0	5.3	43	<.1	21.0	7.6	287	3.36	2.4	.4	5.5	.5	40
66NW 4SW	.3	8.9	5.5	29	<.1	12.0	5.4	402	2.69	1.8	.2	1.2	.5	48
66NW 4+50SW	.5	5.9	5.7	20	<.1	4.6	2.9	176	1.81	1.7	.2	8.1	.4	31
66NW 5SW	.4	21.8	3.6	31	<.1	15.2	7.1	267	2.00	1.9	.4	2.2	.7	34
66NW 5+50SW	.3	19.8	2.7	34	.1	20.3	7.8	291	2.00	1.6	.4	10.6	.8	46
66NW 6SW	1.5	27.0	5.5	43	<.1	18.0	8.1	357	3.01	2.8	.5	1.1	.7	30
66NW 6+50SW	1.1	16.1	4.1	37	<.1	14.6	7.7	443	2.87	1.8	.3	17.0	.5	40
66NW 7SW	.9	18.9	2.5	27	<.1	23.7	7.1	258	2.11	1.7	.4	1.0	.4	49
66NW 7+50SW	1.0	21.2	3.2	29	.1	15.2	8.1	271	2.17	1.8	.3	1.6	.6	45
66NW 8SW	.8	31.0	3.3	28	<.1	14.7	7.5	308	2.30	2.3	.4	7.3	1.5	41
RE 66NW 2+50SW	.4	14.6	2.6	17	<.1	10.3	4.7	187	1.78	1.8	.4	3.2	.9	23
66NW 8+50SW	.7	19.5	3.4	39	<.1	20.1	8.8	361	2.83	2.2	.3	1.9	.6	41
66NW 9SW	.8	4.0	3.2	11	<.1	3.9	1.7	104	1.14	.6	.2	8.0	<.1	57
67NW 2NE	.3	17.7	2.2	19	<.1	10.9	5.7	218	1.76	2.0	.3	549.5	.8	32
67NW 1+50NE	11.8	27.7	2.0	49	.1	13.6	30.9	15181	18.00	7.6	1.2	1.5	.6	49
67NW 1NE	1.5	19.6	4.9	40	.2	14.6	5.0	445	1.66	1.3	1.0	6.3	.3	45
67NW 0+50NE	.5	19.0	3.9	27	<.1	12.2	5.8	216	1.88	2.0	.4	4.0	.3	29
67NW 0+50SW	.6	17.4	2.9	25	<.1	16.6	6.5	211	1.99	2.1	.4	2.9	.8	34
67NW 1SW	.5	15.7	3.2	23	.1	13.6	4.8	198	1.93	2.1	.4	3.5	.4	30
67NW 1+50SW	.4	18.7	2.9	19	<.1	10.9	5.6	185	1.94	2.6	.3	1.6	1.0	27
67NW 2SW	.3	22.1	2.7	21	<.1	10.7	5.4	191	1.73	2.5	.3	7.2	1.0	26
67NW 2+50SW	1.0	11.7	5.3	31	.2	11.4	6.3	286	4.59	4.5	.5	30.3	.7	23
67NW 3SW	1.0	10.7	4.2	29	.1	7.3	4.8	344	3.29	2.9	.4	.7	.2	32
67NW 3+50SW	3.0	116.1	5.1	56	.2	23.8	10.9	692	2.98	3.1	3.8	3.4	.9	47
STANDARD DS6	11.9	124.0	30.9	139	.3	24.7	10.7	700	2.82	20.9	6.8	47.5	3.1	41

SAMPLE#	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
66NW 2NE	.1	.1	.1	55	.31	.047	6	35.2	.50	74	.087	1	1.42	.011	.04	.1	.03	2.1	.1	<.05	6	<.5	15.0
66NW 1+50NE	.1	.1	.1	56	.52	.078	7	33.8	.55	85	.069	2	1.25	.011	.04	.1	.02	2.4	<.1	<.05	4	<.5	15.0
66NW 1NE	.1	.1	.2	70	.27	.036	5	43.5	.58	66	.093	2	1.53	.011	.03	.1	.02	2.3	<.1	<.05	5	<.5	15.0
66NW 0+50NE	.1	.1	.1	68	.34	.056	7	49.4	.58	71	.101	1	1.67	.010	.03	.3	.02	2.9	<.1	<.05	5	<.5	15.0
66NW 0+50SW	.1	.1	.1	58	.31	.053	6	28.8	.33	59	.084	1	1.05	.008	.02	.1	.02	2.3	<.1	<.05	3	<.5	15.0
66NW 1SW	.1	.1	.1	82	.24	.027	4	45.2	.81	29	.153	<1	1.40	.009	.03	<.1	.02	1.6	<.1	<.05	8	<.5	15.0
66NW 1+50SW	.2	.1	.1	68	.17	.045	5	46.5	.43	37	.094	<1	1.84	.008	.02	.1	.07	2.3	<.1	<.05	7	<.5	15.0
66NW 2SW	.1	<.1	.1	64	.21	.043	4	132.4	1.13	48	.126	1	1.86	.009	.22	<.1	.01	1.2	<.1	<.05	7	<.5	15.0
66NW 2+50SW	.1	.1	<.1	60	.28	.046	6	26.6	.25	43	.079	1	1.15	.007	.02	.1	.03	2.1	<.1	<.05	3	<.5	15.0
66NW 3SW	.2	.2	.1	83	.21	.063	6	36.2	.34	59	.097	3	2.32	.011	.02	.1	.04	2.7	<.1	<.05	5	<.5	7.5
66NW 3+50SW	.2	.1	.1	91	.24	.047	5	52.5	.55	54	.120	3	1.38	.012	.07	.1	.02	1.5	<.1	<.05	10	<.5	7.5
66NW 4SW	.1	.1	.1	77	.20	.090	3	31.4	.41	48	.102	2	1.06	.013	.04	.1	.02	1.5	<.1	<.05	9	<.5	7.5
66NW 4+50SW	.1	.1	.1	79	.13	.027	5	19.3	.15	46	.122	2	.73	.013	.04	.2	.02	1.1	<.1	<.05	9	<.5	7.5
66NW 5SW	<.1	.1	.1	58	.27	.040	6	30.6	.47	73	.083	1	1.64	.011	.04	.1	.03	2.4	<.1	<.05	6	<.5	15.0
66NW 5+50SW	.1	.1	<.1	63	.49	.116	6	42.2	.63	48	.085	1	1.12	.011	.05	.1	.01	1.8	<.1	<.05	4	<.5	15.0
66NW 6SW	.2	.2	.1	78	.18	.041	6	36.6	.51	91	.061	2	1.76	.015	.05	.1	.03	2.4	<.1	<.05	9	<.5	7.5
66NW 6+50SW	.2	.1	.2	79	.25	.054	3	39.9	.53	63	.103	1	1.35	.022	.06	.1	.08	1.9	<.1	<.05	8	<.5	15.0
66NW 7SW	.1	.1	<.1	67	.42	.076	6	75.8	.51	56	.078	1	1.27	.026	.06	.1	.07	1.6	<.1	<.05	4	<.5	15.0
66NW 7+50SW	.1	.1	<.1	61	.45	.076	6	45.5	.44	74	.079	2	1.76	.020	.06	.1	.11	2.3	<.1	<.05	4	<.5	15.0
66NW 8SW	.1	.1	<.1	75	.42	.041	8	46.0	.40	73	.109	1	1.39	.023	.05	.1	.16	3.5	<.1	<.05	4	<.5	15.0
RE 66NW 2+50SW	<.1	.2	<.1	59	.29	.047	6	26.1	.26	45	.081	2	1.19	.007	.02	.1	.02	2.4	<.1	<.05	3	<.5	15.0
66NW 8+50SW	.1	.1	<.1	78	.36	.138	5	54.9	.62	69	.091	1	1.55	.022	.08	.1	.12	1.9	<.1	<.05	6	<.5	15.0
66NW 9SW	<.1	.1	1.1	37	.21	.020	3	26.5	.07	44	.054	2	.48	.029	.05	<.1	.05	.7	<.1	<.05	4	<.5	15.0
67NW 2NE	<.1	.1	.1	59	.36	.058	6	28.0	.28	54	.081	<1	.87	.008	.02	.1	.02	1.8	<.1	<.05	2	<.5	15.0
67NW 1+50NE	.4	.2	.1	81	.54	.228	8	43.5	.19	436	.017	2	1.35	.010	.02	.1	.29	3.0	.1	.17	4	1.1	7.5
67NW 1NE	.1	.1	.2	48	.42	.096	9	33.0	.38	133	.041	2	1.55	.013	.03	.1	.08	2.0	.1	.06	6	<.5	15.0
67NW 0+50NE	.1	.1	.1	53	.29	.054	7	32.8	.41	64	.068	1	1.51	.008	.03	.1	.04	2.0	<.1	<.05	5	<.5	15.0
67NW 0+50SW	<.1	.1	.1	58	.40	.049	6	31.9	.40	55	.086	1	1.18	.009	.02	.1	.02	2.3	<.1	<.05	3	<.5	15.0
67NW 1SW	.1	.1	.1	57	.28	.044	6	35.3	.38	52	.085	2	1.42	.010	.02	.1	.04	2.2	<.1	<.05	4	<.5	15.0
67NW 1+50SW	.1	.1	<.1	57	.29	.036	6	29.7	.32	52	.085	1	1.38	.008	.02	.1	.02	2.4	<.1	<.05	3	<.5	15.0
67NW 2SW	.1	.1	<.1	53	.33	.050	6	26.4	.30	61	.074	1	1.27	.009	.02	.1	.04	2.4	<.1	<.05	3	<.5	15.0
67NW 2+50SW	.2	.2	.1	120	.20	.057	6	54.0	.27	48	.130	2	1.50	.008	.03	.2	.05	1.8	<.1	.06	9	<.5	15.0
67NW 3SW	.1	.1	.1	66	.16	.133	6	28.7	.26	48	.061	1	2.14	.009	.04	.1	.07	1.0	<.1	.06	10	.7	15.0
67NW 3+50SW	.1	.1	.1	81	.51	.053	19	43.9	.73	109	.064	2	2.71	.013	.06	.1	.04	4.3	.1	<.05	7	<.5	15.0
STANDARD DS6	6.0	3.8	5.2	56	.85	.079	13	180.4	.59	165	.081	16	1.89	.072	.15	3.7	.23	3.3	1.8	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
67NW 4SW	1.0	57.6	8.9	64	<.1	30.6	8.9	427	3.53	2.4	.5	1.9	.5	35	.1	.1	.1	102	.29	.100	8	64.4	.92	71	.171	1	2.11	.012	.29	.2	.04	1.7	.1	<.05	14	<.5	15.0
67NW 4+50SW	2.9	53.2	5.2	57	.1	21.9	10.3	627	2.84	2.3	1.6	3.7	.6	53	.1	.1	.1	76	.51	.070	11	36.8	.68	152	.055	2	2.54	.014	.06	.2	.03	3.6	.1	<.05	7	<.5	15.0
67NW 5SW	1.0	12.1	6.1	25	<.1	7.5	4.5	603	2.93	3.0	.4	1.3	.5	24	.1	.2	.2	74	.11	.102	6	26.1	.23	57	.100	2	1.96	.010	.03	.2	.05	1.5	<.1	<.05	11	<.5	7.5
67NW 5+50SW	.7	12.8	3.8	38	<.1	13.4	6.2	258	2.61	3.3	.4	1.8	1.9	21	.1	.2	.1	72	.19	.067	5	28.9	.36	45	.114	3	2.53	.009	.02	.2	.02	2.9	<.1	<.05	6	<.5	15.0
67NW 6SW	.6	11.3	5.7	27	<.1	10.7	6.6	218	4.58	4.2	.3	59.8	1.4	22	.2	.2	.1	132	.19	.079	6	51.5	.28	34	.134	4	1.64	.008	.02	.2	.04	2.3	<.1	<.05	9	<.5	15.0
67NW 6+50SW	1.0	15.9	4.0	22	<.1	12.4	4.9	183	2.16	2.2	.3	8.2	.9	28	<.1	.2	.1	64	.26	.032	6	36.4	.37	47	.104	1	1.42	.014	.03	.2	.09	2.3	<.1	<.05	6	<.5	15.0
67NW 7SW	1.0	11.8	5.6	36	<.1	12.1	5.1	216	3.20	3.4	.3	2.0	1.0	21	.1	.2	.1	89	.18	.089	7	41.9	.27	46	.116	1	1.99	.013	.03	.2	.09	2.3	<.1	<.05	11	<.5	15.0
67NW 7+50SW	1.0	12.5	3.3	26	<.1	12.4	4.9	246	2.38	3.0	.4	11.1	1.7	21	.2	.2	.1	70	.20	.110	6	38.6	.28	46	.099	2	2.78	.015	.03	.2	.14	3.3	<.1	<.05	4	<.5	15.0
67NW 8SW	.9	18.4	3.5	20	<.1	11.2	5.6	207	2.26	2.2	.4	17.7	1.0	31	<.1	.1	.1	72	.30	.035	9	41.2	.32	42	.091	2	1.47	.017	.03	.1	.10	2.8	<.1	<.05	5	<.5	15.0
67NW 8+50SW	.8	16.3	2.9	17	<.1	11.3	5.9	190	2.22	2.0	.3	2.8	1.2	31	.1	.1	<.1	69	.31	.041	6	38.6	.28	49	.099	2	1.38	.016	.03	.1	.10	2.8	<.1	<.05	3	<.5	15.0
67NW 9SW	3.9	13.1	6.4	25	.1	13.2	5.1	206	2.61	2.7	.5	1.8	1.0	37	.1	.1	.1	91	.25	.038	6	48.0	.36	53	.150	3	1.89	.019	.05	.5	.08	2.6	<.1	<.05	11	<.5	15.0
68NW 1NE	.4	11.6	3.0	21	<.1	9.1	4.8	211	1.43	1.2	.4	4.1	.3	55	.1	.1	.1	45	.42	.041	7	23.3	.29	76	.069	2	.92	.011	.03	.1	.03	2.0	<.1	<.05	3	<.5	15.0
68NW 0+50NE	.7	11.6	4.0	34	<.1	11.7	7.8	459	2.67	1.9	.3	8.0	.3	39	.2	.1	.4	78	.20	.058	4	28.1	.51	60	.123	3	1.95	.010	.14	.1	.05	1.6	.1	<.05	7	.5	15.0
68NW 0+50SW	.7	25.9	2.2	27	<.1	16.9	7.3	317	1.98	1.3	.4	3.7	.8	41	.1	.1	.1	58	.43	.073	7	36.4	.55	57	.086	3	1.32	.010	.02	.1	.01	2.4	<.1	<.05	4	<.5	15.0
68NW 1SW	.2	11.9	2.2	39	<.1	82.3	14.8	342	2.36	<.5	.2	1.1	.2	43	.1	<.1	<.1	69	.33	.041	3	130.4	1.51	62	.129	2	2.44	.008	.11	.1	.01	1.1	<.1	<.05	7	<.5	15.0
68NW 1+50SW	.5	24.4	3.8	34	<.1	15.5	7.8	379	2.11	1.6	.3	5.4	1.2	44	.1	.1	.1	62	.40	.040	5	32.4	.57	84	.114	1	1.44	.013	.05	.2	.02	3.1	<.1	<.05	5	<.5	15.0
68NW 2SW	.3	16.9	3.3	27	<.1	11.9	5.1	205	1.53	1.5	.4	12.9	.5	32	.1	.1	.2	48	.33	.056	6	26.0	.38	84	.073	2	1.04	.009	.03	.1	.02	2.2	<.1	<.05	4	<.5	15.0
68NW 2+50SW	.4	19.4	3.6	27	<.1	13.9	6.2	240	2.23	1.9	.3	54.1	.5	30	.1	.1	.2	67	.30	.061	6	36.8	.49	50	.099	<1	1.55	.009	.04	.1	.03	2.0	<.1	<.05	5	<.5	15.0
68NW 3SW	.7	10.1	5.4	23	<.1	11.5	5.2	241	2.08	1.4	.3	23.0	.3	27	.1	.1	.2	64	.17	.027	5	36.5	.38	48	.122	1	1.31	.008	.04	.1	.02	1.5	<.1	<.05	8	<.5	15.0
68NW 3+50SW	.8	31.3	3.9	30	.2	23.4	8.6	272	2.09	1.7	.4	58.2	.3	40	<.1	.1	.1	62	.42	.067	7	48.4	.69	69	.086	3	1.59	.012	.05	.1	.04	2.1	<.1	<.05	6	<.5	15.0
68NW 4SW	.5	13.0	2.9	26	<.1	8.5	4.7	275	1.95	1.6	.4	2.0	<.1	31	.1	.1	.1	60	.31	.055	5	25.9	.30	69	.038	2	1.02	.008	.02	.1	.02	1.0	<.1	<.05	4	<.5	15.0
RE 68NW 4SW	.4	13.7	3.0	29	<.1	8.7	4.6	281	1.91	1.5	.4	3.4	<.1	31	.2	.2	.1	60	.29	.057	5	25.7	.29	68	.036	<1	.98	.007	.02	<.1	.02	.9	<.1	<.05	4	<.5	15.0
68NW 4+50SW	1.3	14.6	2.9	35	<.1	12.8	6.4	415	2.42	1.5	.5	21.6	.3	58	.1	.1	.1	75	.50	.065	6	45.7	.42	86	.057	3	1.02	.026	.05	.2	.11	2.2	<.1	<.05	4	<.5	15.0
68NW 5SW	1.3	18.3	2.7	19	<.1	10.0	4.8	188	1.66	2.6	.3	5.3	1.0	41	<.1	.1	.1	65	.49	.053	6	34.9	.28	55	.096	1	.74	.018	.04	.1	.16	2.5	<.1	<.05	3	<.5	15.0
68NW 6SW	1.1	8.4	4.6	24	<.1	10.6	6.1	359	2.95	2.0	.2	1.4	.7	38	.1	.2	.1	86	.24	.063	4	45.5	.33	80	.113	1	.98	.023	.05	.2	.12	1.8	<.1	<.05	6	<.5	15.0
68NW 6+50SW	1.3	17.7	4.3	25	<.1	15.3	7.2	287	3.31	3.0	.3	21.3	.7	42	.1	.1	.1	87	.29	.044	5	42.8	.48	43	.127	3	1.89	.016	.04	.2	.13	2.0	<.1	<.05	8	<.5	15.0
68NW 7SW	1.2	12.9	3.6	32	<.1	12.3	6.4	297	3.01	2.8	.3	3.5	1.0	29	.2	.1	.1	92	.29	.098	6	53.6	.31	50	.082	4	2.03	.019	.04	.2	.19	2.6	<.1	<.05	4	<.5	15.0
68NW 7+50SW	1.0	8.8	5.1	23	<.1	9.2	5.4	213	3.23	3.3	.3	2.8	1.5	25	.1	.2	.2	96	.21	.087	6	48.7	.21	37	.112	13	2.16	.014	.03	.2	.18	2.3	<.1	<.05	6	<.5	15.0
68NW 8SW	.8	8.8	5.1	17	<.1	8.7	3.7	141	2.84	3.0	.3	10.6	1.0	22	.1	.2	.1	91	.17	.065	5	41.1	.21	43	.121	2	1.29	.013	.03	.1	.17	1.9	<.1	<.05	9	<.5	15.0
68NW 8+50SW	1.1	28.2	3.6	34	<.1	25.3	9.1	281	2.51	1.6	.3	4.7	.9	35	.1	.1	.1	80	.28	.042	5	64.6	.72	59	.118	1	1.75	.018	.05	.4	.13	3.3	<.1	<.05	6	<.5	15.0
68NW 8+75SW	.8	23.0	3.7	33	<.1	13.5	8.5	411	2.19	2.1	.4	4.1	1.0	44	.1	.1	.1	70	.49	.048	7	46.0	.46	93	.106	2	1.27	.021	.05	.1	.17	3.3	<.1	<.05	5	<.5	15.0
68NW 9SW	.6	15.5	2.9	18	<.1	10.3	5.3	203	1.86	2.1	.3	3.2	.7	29	.1	.1	<.1	63	.32	.042	6	37.3	.26	54	.085	1	1.04	.015	.03	.1	.12	2.4	<.1	<.05	3	<.5	15.0
68NW 9+25SW	1.1	10.2	5.6	27	.1	10.7	5.7	296	3.44	2.6	.3	988.0	1.0	25	.1	.2	.2	90	.18	.089	6	42.4	.30	67	.116	1	1.94	.013	.03	.2	.11	2.0	<.1	<.05	10	<.5	15.0
68NW 9+50SW	1.4	10.2	7.1	27	<.1	8.5	3.6	212	2.62	3.8	.3	1.9	1.4	19	.1	.2	.2	74	.15	.070	7	44.4	.17	46	.112	<1	1.56	.017	.04	.2	.12	1.9	<.1	<.05	10	<.5	15.0
STANDARD DS6	12.1	124.6	31.1	142	.3	25.9	11.0	705	2.85	21.3	6.8	47.6	3.0	41	6.1	3.6	5.2	55	.86	.080	13	179.1	.58	165	.079	15	1.90	.072	.16	4.1	.23	3.2	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
69NW 6NE	2.1	9.0	4.9	25	<.1	6.1	4.5	301	2.14	1.6	.3	1.6	.1	43	.1	.1	.2	54	.24	.070	4	23.6	.21	55	.050	2	.78	.012	.08	.2	.04	.7	<.1	.08	6	<.5	15.0
69NW 5+50NE	.6	6.4	4.6	39	<.1	11.6	6.2	319	3.07	2.3	.2	.9	.5	41	.1	.1	.2	79	.19	.062	4	30.3	.57	51	.112	2	1.61	.018	.05	.2	.05	1.4	<.1	<.05	10	<.5	15.0
69NW 5NE	.5	6.1	5.3	21	<.1	3.9	3.5	429	1.84	1.5	.2	.8	.3	35	.1	.2	.4	48	.13	.049	4	19.9	.16	49	.070	1	.83	.013	.04	.1	.05	.8	<.1	<.05	7	<.5	15.0
69NW 4+50NE	.6	11.6	2.4	19	<.1	6.3	2.9	210	.99	.7	.5	45.0	.7	74	<.1	.2	.1	32	.75	.109	9	20.0	.27	42	.073	1	.68	.022	.06	1.4	.11	2.3	<.1	<.05	3	<.5	15.0
69NW 2NE	1.0	5.8	6.3	17	<.1	5.3	2.4	130	1.10	.8	.4	1.5	.3	35	.1	.1	.2	40	.18	.038	5	14.4	.24	44	.077	2	.80	.011	.03	<.1	.04	.9	<.1	<.05	7	<.5	7.5
RE 69NW 1+50NE	.4	7.4	2.3	26	<.1	9.3	4.8	256	1.75	1.4	.2	4.8	.6	33	.1	.1	.1	42	.25	.039	3	18.7	.40	47	.069	2	.88	.017	.05	.1	.06	1.3	<.1	<.05	4	<.5	15.0
69NW 1+50NE	.5	7.6	2.3	26	<.1	7.9	4.7	245	1.68	1.3	.2	<.5	.6	36	.1	.1	.1	44	.25	.037	3	18.6	.41	50	.071	<1	.89	.017	.05	.1	.05	1.2	<.1	<.05	4	<.5	15.0
69NW 1NE	7.7	9.2	3.0	28	<.1	5.4	17.1	3250	6.87	4.7	.5	1.1	.3	74	.1	.1	.3	122	.46	.120	8	38.1	.31	146	.022	2	1.42	.018	.03	.1	.08	2.2	.1	.09	6	.5	7.5
69NW 0+50NE	3.7	7.2	2.8	39	<.1	7.1	10.8	3142	3.90	2.5	.5	<.5	.3	90	.2	.1	.3	87	.70	.146	5	23.9	.50	154	.025	3	1.24	.014	.03	.1	.06	1.9	.1	.08	7	<.5	7.5
69NW 0+50SW	1.4	18.8	2.3	22	<.1	12.7	5.7	234	1.99	2.2	1.3	31.4	.6	71	.1	.1	.1	58	.65	.079	6	30.1	.44	53	.066	2	1.05	.011	.03	.1	.01	2.1	<.1	<.05	4	<.5	15.0
69NW 1SW	.3	11.8	2.7	29	<.1	29.3	7.4	211	2.35	2.1	.3	7.3	.7	27	.1	.1	.1	58	.26	.057	5	60.7	.65	63	.093	1	2.00	.008	.04	.2	.02	2.0	<.1	<.05	5	<.5	15.0
69NW 1+50SW	.4	17.1	2.6	27	<.1	15.1	5.8	254	1.75	1.4	.3	4.2	.6	44	<.1	.1	.2	48	.52	.075	6	32.5	.51	59	.079	1	1.00	.010	.04	.1	.02	1.8	<.1	<.05	4	<.5	15.0
69NW 1+85SW	20.2	15.9	3.8	57	.1	7.2	9.0	2210	13.60	7.8	1.5	80.2	1.6	131	.3	.1	.1	188	.71	.108	18	25.9	.54	244	.038	3	1.86	.013	.02	.2	.09	2.7	.1	.07	6	.7	15.0
69NW 2+50SW	.3	17.5	2.7	30	<.1	17.7	5.9	240	1.86	1.7	.3	58.2	.6	36	<.1	.2	.1	57	.35	.052	6	37.7	.51	50	.103	1	1.04	.009	.03	.1	.02	1.8	<.1	<.05	5	<.5	15.0
69NW 3SW	.5	11.8	3.8	39	<.1	17.3	9.0	343	3.81	2.9	.3	9.2	.9	30	.1	.1	.1	100	.23	.067	6	46.5	.90	49	.167	1	1.84	.008	.09	.1	.03	2.3	<.1	<.05	9	<.5	15.0
69NW 3+50SW	.6	16.7	3.5	28	.2	22.2	7.8	256	2.99	2.2	.4	11.6	.2	28	.2	.2	.1	70	.21	.049	5	55.4	.55	42	.087	1	1.89	.009	.04	.1	.03	1.6	<.1	.06	7	<.5	15.0
69NW 4SW	2.8	13.9	6.7	30	.1	12.2	8.1	488	2.69	2.7	.5	3.6	.3	37	.1	.1	.2	85	.29	.057	7	38.0	.45	79	.112	1	1.22	.012	.04	.1	.03	1.5	.1	<.05	9	<.5	15.0
69NW 4+50SW	1.9	11.1	5.9	34	<.1	7.1	5.0	266	2.29	3.0	.3	2.9	.9	37	.1	.2	.2	78	.29	.035	7	32.2	.23	87	.185	<1	.67	.011	.06	.2	.01	1.5	<.1	<.05	9	<.5	15.0
69NW 5SW	5.9	80.8	1.5	27	<.1	27.2	21.4	254	4.18	1.6	.7	3.7	.3	66	.3	.1	<.1	61	.39	.061	4	56.0	.72	36	.061	1	1.61	.010	.06	.1	.03	2.2	<.1	.07	4	.7	15.0
69NW 5+50SW	.9	13.0	1.9	25	<.1	7.1	4.5	400	1.76	1.2	.3	2.6	.1	44	.1	.1	<.1	45	.28	.057	4	24.0	.34	47	.042	2	.88	.016	.08	.1	.05	1.1	<.1	<.05	4	<.5	15.0
69NW 6SW	.5	11.9	3.2	26	<.1	9.9	5.8	309	2.51	2.3	.3	2.7	.9	51	.1	.2	.1	65	.51	.109	7	32.0	.31	65	.084	1	1.45	.045	.07	.2	.15	2.6	<.1	<.05	4	<.5	15.0
69NW 6+50SW	1.3	8.8	3.8	29	<.1	10.9	5.6	272	3.32	3.5	.3	3.0	1.0	33	.2	.2	.1	79	.28	.109	7	57.1	.29	49	.097	2	2.26	.022	.04	.2	.13	2.6	<.1	<.05	7	<.5	15.0
69NW 7SW	.6	10.3	4.6	21	<.1	8.2	5.3	238	3.10	2.6	.3	2.3	.9	39	.2	.2	.1	86	.38	.052	6	38.4	.28	53	.106	1	1.18	.020	.04	.2	.09	2.0	<.1	<.05	6	<.5	15.0
69NW 7+50SW	.9	8.9	3.0	18	<.1	9.0	4.4	184	2.45	2.5	.3	17.2	.9	39	.1	.1	.1	64	.30	.036	6	44.5	.24	47	.088	<1	1.16	.019	.04	.1	.10	2.1	<.1	<.05	4	<.5	15.0
69NW 8SW	.7	12.4	2.9	18	.1	8.7	4.8	179	2.07	2.8	.4	29.4	1.2	26	.1	.2	<.1	61	.28	.039	6	45.2	.26	44	.086	1	1.57	.015	.03	.1	.11	3.0	<.1	<.05	4	<.5	15.0
69NW 8+50SW	1.2	8.4	5.3	18	<.1	7.2	3.1	142	2.14	2.8	.3	6.6	.9	27	.1	.2	.1	72	.25	.034	6	53.1	.17	41	.114	<1	1.01	.021	.04	.1	.10	2.0	<.1	<.05	7	<.5	15.0
69NW 8+75SW	.7	12.4	3.2	16	<.1	10.2	4.5	155	1.86	2.6	.3	9.7	.7	27	.1	.2	<.1	57	.28	.038	6	39.9	.24	48	.087	2	1.51	.015	.03	.1	.09	2.7	<.1	<.05	4	<.5	15.0
69NW 9SW	2.8	11.3	2.7	27	<.1	21.9	8.1	570	2.34	1.5	.4	7.4	.4	54	.1	.1	.1	61	.49	.086	6	68.3	.53	90	.067	2	1.16	.026	.06	.1	.11	2.2	.1	<.05	5	<.5	15.0
69NW 9+25SW	1.0	34.2	2.5	39	.2	52.6	12.3	629	2.33	1.7	1.2	9.5	1.4	38	.1	.1	.1	69	1.10	.204	9	178.7	1.21	67	.104	4	1.27	.048	.09	.1	.04	3.6	<.1	<.05	6	<.5	15.0
69NW 9+50SW	.7	11.5	3.4	19	.1	9.3	4.0	181	1.86	1.9	.3	4.5	.8	29	.1	.2	<.1	59	.30	.059	6	41.0	.27	50	.092	1	1.07	.015	.03	.1	.09	2.3	<.1	<.05	4	<.5	15.0
70NW 6NE	.6	9.0	3.5	32	<.1	9.1	6.9	627	1.97	1.4	.2	45.5	.1	46	.1	.1	.2	50	.27	.099	4	28.2	.40	55	.040	1	1.20	.015	.08	.1	.07	.9	<.1	<.05	5	<.5	15.0
70NW 5+50NE	.5	6.6	5.1	49	<.1	7.5	5.4	430	2.89	2.2	.2	2.0	.4	57	.1	.1	.3	68	.25	.128	5	25.2	.48	63	.105	1	1.75	.015	.06	.3	.06	1.4	<.1	<.05	11	<.5	15.0
70NW 5NE	.8	8.2	6.2	30	<.1	7.6	4.6	448	2.83	2.4	.2	.5	.3	69	.1	.1	.3	73	.43	.062	5	27.6	.32	77	.101	1	1.11	.015	.06	.3	.06	1.2	<.1	<.05	11	<.5	15.0
70NW 4+50NE	1.5	28.4	9.6	101	.1	16.2	10.4	906	3.98	2.2	.6	162.4	.3	60	.5	.2	.6	84	.62	.091	8	36.3	.56	63	.075	1	1.75	.013	.07	.1	.03	1.5	<.1	.07	11	<.5	15.0
STANDARD DS6	12.1	125.0	30.9	141	.3	25.7	11.2	707	2.86	21.2	6.7	47.7	3.0	41	6.0	4.0	5.1	57	.86	.080	14	184.7	.58	165	.082	17	1.93	.072	.16	3.6	.23	3.2	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090 Page 6

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
70NW 4NE	1.4	11.7	6.1	65	<.1	9.5	7.2	683	3.24	2.8	.6	3.2	.2	62	.1	.1	.3	70	.54	.104	9	27.4	.55	60	.053	<1	1.85	.013	.05	.2	.03	.8	<.1	.08	10	<.5	15.0
70NW 3+50NE	4.3	38.4	8.7	79	.2	14.0	7.9	1424	3.14	3.1	1.5	53.5	.5	66	.3	.2	.5	78	.54	.087	15	29.4	.50	86	.050	2	1.96	.013	.07	.6	.04	2.0	.1	.08	9	.5	15.0
70NW 3NE	1.0	9.9	4.2	32	<.1	9.8	6.6	380	2.70	2.2	.5	1.6	.3	47	.1	.1	.2	72	.37	.064	7	31.4	.36	51	.057	2	1.30	.013	.04	.1	.06	1.4	<.1	<.05	6	<.5	15.0
70NW 2+50NE	2.0	10.0	6.0	47	<.1	7.5	5.9	945	2.31	1.8	.4	8.1	.3	57	.2	.2	.4	66	.41	.056	6	25.8	.31	69	.068	2	1.04	.013	.06	.2	.04	1.5	<.1	<.05	6	<.5	15.0
70NW 2NE	.6	13.4	4.1	45	<.1	9.3	7.3	481	2.20	2.1	.3	4.8	.5	43	.1	.1	.1	60	.27	.096	5	23.0	.46	52	.077	3	1.78	.012	.07	.2	.06	1.7	<.1	<.05	6	<.5	15.0
70NW 1+50NE	.9	7.4	5.2	18	.2	5.3	2.7	129	1.18	.9	.5	2.2	.2	37	.1	.1	.2	41	.21	.045	6	19.2	.21	44	.063	1	1.10	.008	.02	.2	.03	1.3	.1	<.05	5	<.5	15.0
70NW 0+50NE	1.4	22.0	6.2	56	<.1	15.8	10.2	417	2.90	3.0	.7	4.7	1.6	52	.1	.1	.2	116	.46	.100	11	47.0	.75	77	.071	2	2.30	.010	.03	.2	.23	2.7	.1	<.05	8	<.5	15.0
70NW 0+50SW	1.2	19.6	2.3	27	<.1	15.9	9.7	306	5.33	2.6	.4	4.6	1.0	41	<.1	.1	.1	77	.48	.080	7	36.5	.55	51	.076	1	1.48	.008	.02	.1	.04	2.1	<.1	<.05	3	<.5	15.0
70NW 1SW	.4	25.2	2.4	25	<.1	15.5	7.2	219	1.69	1.5	.3	3.6	1.0	37	.1	.1	<.1	55	.43	.053	6	35.0	.51	72	.087	1	1.13	.009	.02	.1	.01	2.5	<.1	<.05	3	<.5	15.0
70NW 1+50SW	.4	15.5	2.4	21	<.1	13.1	4.9	193	1.33	1.3	.3	3.6	.5	43	<.1	.1	.1	42	.46	.067	5	27.8	.43	49	.073	1	.82	.009	.02	.1	.03	1.9	<.1	<.05	3	<.5	15.0
70NW 2SW	1.1	16.8	3.9	31	.2	13.1	7.4	383	1.95	1.2	.5	11.5	.3	63	.1	.1	.1	57	.61	.054	6	33.2	.50	68	.069	2	1.19	.011	.03	.1	.03	1.9	<.1	.07	5	<.5	15.0
70NW 2+50SW	1.9	12.3	4.6	46	<.1	14.2	9.1	825	4.65	4.9	.6	4.3	1.2	47	.1	.1	.1	91	.37	.048	8	40.6	.57	54	.094	1	1.99	.010	.04	.2	.05	2.0	<.1	<.05	9	<.5	15.0
70NW 3SW	.4	20.3	3.3	31	<.1	17.0	7.4	256	1.96	1.8	.4	23.4	.6	36	.1	.1	.5	56	.32	.074	6	36.6	.55	74	.078	2	1.41	.010	.03	.1	.02	1.9	<.1	<.05	4	<.5	15.0
70NW 3+50SW	.6	24.5	4.0	46	<.1	31.2	10.3	323	3.25	2.6	.4	2.8	.9	27	.2	.1	.1	82	.20	.063	5	74.1	.91	60	.154	1	1.93	.009	.07	.2	.03	2.1	<.1	<.05	8	<.5	15.0
70NW 4SW	.9	20.9	3.4	26	.1	16.6	7.9	263	2.95	2.7	.4	6.6	.2	36	.2	.1	.1	71	.35	.057	4	36.3	.48	68	.069	2	1.51	.011	.03	.2	.02	1.6	<.1	.06	6	<.5	15.0
70NW 4+50SW	.9	8.2	4.7	31	.1	18.6	6.9	254	2.37	1.7	.3	18.2	.1	34	.2	.1	.1	74	.22	.053	4	47.5	.64	61	.115	1	1.37	.009	.10	.1	.03	1.4	<.1	<.05	9	<.5	15.0
70NW 5SW	2.3	15.7	7.8	35	.1	16.1	7.1	300	4.42	4.7	.6	3.8	1.0	31	.3	.2	.2	105	.23	.043	8	49.9	.45	88	.223	2	1.62	.013	.05	.2	.04	2.1	<.1	<.05	14	<.5	7.5
70NW 5+50SW	2.2	28.3	4.7	38	<.1	20.9	10.7	285	3.60	2.6	.6	3.1	.9	32	.3	.2	.1	109	.54	.048	5	45.8	.50	142	.168	2	1.55	.020	.04	.1	.09	2.0	<.1	.08	9	1.4	7.5
RE 70NW 1+50SW	.4	16.1	2.2	21	<.1	15.5	5.3	203	1.38	1.0	.3	5.9	.5	41	<.1	.1	.1	44	.48	.069	5	29.0	.42	52	.073	<1	.80	.009	.02	.1	.02	1.9	<.1	<.05	3	<.5	15.0
70NW 6SW	.8	12.3	2.7	29	<.1	9.9	6.3	392	2.26	1.9	.6	10.2	.6	56	.1	.1	.1	69	.49	.070	7	36.4	.33	58	.058	2	.84	.018	.04	.2	.06	2.0	<.1	<.05	3	<.5	15.0
70NW 6+50SW	1.9	10.2	3.1	23	.2	7.1	4.1	257	1.76	1.8	.6	3.4	.1	43	.1	.1	.1	60	.29	.099	5	27.2	.27	64	.026	1	1.07	.016	.04	.1	.06	.8	<.1	.07	4	<.5	15.0
70NW 7SW	.8	14.8	3.8	36	<.1	16.5	8.2	616	2.90	2.6	.3	6.7	.4	28	.2	.2	.1	85	.22	.091	5	47.0	.52	60	.092	2	1.88	.013	.04	.1	.08	2.1	<.1	<.05	6	<.5	15.0
70NW 7+50SW	.8	12.1	4.4	28	<.1	11.1	4.9	176	1.97	3.0	.4	4.4	.7	29	.1	.1	.1	57	.21	.046	7	34.9	.32	63	.103	2	2.05	.012	.03	.2	.06	2.1	<.1	<.05	7	<.5	15.0
70NW 8SW	4.2	34.5	4.0	41	.1	15.5	9.7	973	2.47	1.8	1.0	3.4	.5	54	.2	.1	.1	67	.62	.064	9	35.3	.46	110	.047	1	1.65	.015	.05	.1	.06	3.1	.1	<.05	4	.6	15.0
70NW 8+50SW	.6	11.9	3.3	17	<.1	10.1	4.3	154	2.12	3.1	.4	3.8	.8	29	.2	.1	.1	66	.31	.042	5	35.0	.27	67	.101	1	1.22	.010	.02	.1	.10	2.1	<.1	<.05	6	<.5	15.0
70NW 8+75SW	.7	12.2	3.9	26	.1	10.2	5.3	217	2.32	3.1	.3	9.5	1.0	21	.2	.1	.1	68	.19	.063	6	39.7	.25	42	.104	2	1.62	.012	.02	.1	.09	2.4	<.1	<.05	5	<.5	15.0
70NW 9SW	.5	11.8	3.5	22	<.1	10.7	6.0	219	2.54	3.9	.3	3.1	1.0	21	.2	.1	.1	70	.20	.103	5	33.9	.31	46	.091	2	1.97	.012	.02	.1	.13	2.4	<.1	<.05	6	<.5	15.0
70NW 9+25SW	.4	17.6	2.6	16	<.1	9.2	4.9	161	1.62	2.5	.3	22.0	1.1	26	.1	.1	<.1	55	.25	.039	6	32.6	.23	53	.081	1	.89	.011	.02	.1	.07	2.4	<.1	<.05	2	<.5	15.0
70NW 9+50SW	.1	15.9	2.5	24	<.1	23.6	7.0	282	1.66	1.4	.3	2.7	1.3	42	.1	.1	<.1	54	.50	.084	7	58.6	.47	69	.092	1	.78	.015	.09	.1	.03	2.7	<.1	<.05	3	<.5	15.0
71NW 6NE	.6	6.9	4.4	45	.1	4.8	10.1	1845	1.76	1.2	.3	<.5	<.1	62	.1	.1	.1	49	.23	.083	4	12.4	.37	88	.029	<1	.93	.019	.13	.1	.03	.5	.1	.08	5	<.5	15.0
71NW 5+50NE	.9	8.6	3.4	88	.3	7.3	12.6	1300	1.98	1.1	.6	1.6	.1	98	.1	.1	3.6	49	.65	.120	9	10.8	.79	89	.033	1	1.51	.018	.17	.1	.04	1.0	.1	.14	5	.5	15.0
71NW 4+50NE	3.9	13.2	6.1	22	<.1	5.0	5.9	194	2.30	2.7	.2	59.1	.6	38	.1	.1	.4	83	.18	.023	5	19.9	.26	52	.149	1	1.06	.015	.06	.3	.04	1.2	<.1	<.05	9	<.5	15.0
71NW 4NE	.9	7.5	6.5	28	<.1	9.3	7.4	269	3.80	2.4	.3	194.7	.3	55	.1	.1	.5	116	.26	.040	5	32.5	.31	72	.122	1	1.02	.019	.07	.4	.07	1.3	<.1	.07	9	<.5	15.0
71NW 3+50NE	3.5	25.7	7.9	24	<.1	7.1	5.8	412	2.77	3.1	.8	8.7	.3	63	.2	.1	.4	70	.50	.079	13	20.7	.26	98	.066	<1	1.30	.017	.05	1.0	.06	1.5	<.1	.08	9	<.5	15.0
STANDARD DS6	11.8	123.9	30.4	140	.3	24.9	10.8	687	2.81	20.8	6.7	48.0	3.0	39	6.0	3.5	5.0	55	.84	.079	13	183.5	.58	162	.073	17	1.92	.072	.14	3.7	.23	3.2	1.8	<.05	6	4.0	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
71NW 3NE	2.5	11.5	7.4	33	<.1	7.9	7.8	839	3.15	2.7	.4	.8	.4	46	.2	.2	.3	82	.25	.044	6	26.6	.24	78	.091	2	.90	.018	.07	.2	.07	1.4	<.1	<.05	8	<.5	15.0
71NW 2+50NE	1.2	18.6	5.5	56	<.1	21.1	9.4	463	3.74	3.3	.5	7.0	.6	56	.2	.1	.3	81	.34	.072	7	40.6	.87	144	.128	1	2.41	.017	.24	.2	.08	1.4	.1	<.05	11	.5	15.0
71NW 2NE	2.6	25.2	4.0	35	.4	7.5	5.1	307	2.01	3.3	1.3	3.1	.3	70	.1	.1	.2	65	.61	.121	18	16.5	.45	50	.023	2	1.21	.016	.04	.1	.10	1.9	.1	.09	4	.7	7.5
71NW 1+50NE	4.7	40.4	3.5	51	.2	14.3	6.1	423	1.85	1.1	.8	4.1	1.0	124	.4	.1	.2	88	.70	.112	18	25.2	.81	105	.070	2	1.65	.020	.04	.2	.25	3.4	.1	.13	6	.7	7.5
71NW 0+50SW	5.7	24.9	3.7	36	.2	14.4	8.1	362	2.55	1.8	1.1	5.2	.2	36	.1	.1	.2	71	.42	.070	13	29.1	.46	119	.033	2	1.80	.013	.03	.1	.09	2.2	.1	.19	5	.7	.5
71NW 1SW	4.4	47.5	3.5	58	.3	33.5	19.7	3825	3.87	2.6	1.2	17.0	1.0	90	.1	.1	.1	125	1.09	.185	15	58.1	1.09	106	.104	2	2.28	.019	.04	.1	.10	3.0	.1	.14	9	.5	7.5
71NW 1+50SW	.9	21.1	6.0	44	<.1	34.0	9.4	326	2.70	2.8	.6	<.5	1.0	62	<.1	.1	.2	83	.76	.089	9	71.5	.93	83	.117	2	1.90	.018	.04	.2	.02	2.1	.1	.06	12	<.5	15.0
71NW 2SW	.3	16.3	3.3	23	<.1	14.9	5.7	242	1.65	1.9	.3	6.4	.9	37	<.1	.1	.1	53	.37	.043	6	31.9	.43	49	.096	2	1.02	.009	.03	.1	.02	2.2	<.1	<.05	4	<.5	15.0
71NW 2+50SW	.2	14.2	3.0	26	<.1	17.1	6.8	211	1.44	1.0	.3	5.2	.6	39	.1	.1	.1	49	.46	.065	6	31.0	.55	66	.099	2	1.11	.010	.02	.1	.02	2.1	<.1	<.05	5	<.5	15.0
71NW 3+50SW	.4	2.8	4.8	18	<.1	1.8	2.4	307	.79	.9	.3	2.1	<.1	23	.1	<.1	.5	26	.10	.021	3	6.5	.12	28	.030	4	.40	.009	.06	<.1	.02	.3	<.1	<.05	4	<.5	15.0
71NW 4SW	.5	38.8	2.9	28	<.1	17.5	7.6	217	2.20	2.6	.4	9.1	.2	35	.2	.1	<.1	55	.31	.051	5	32.0	.45	50	.058	8	2.00	.011	.03	.1	.03	1.9	<.1	<.05	4	.6	15.0
71NW 4+50SW	2.4	21.0	6.1	36	<.1	18.3	9.9	405	3.65	2.0	.4	15.0	.9	25	.2	.1	.1	132	.22	.041	4	61.3	.82	99	.242	4	1.49	.011	.16	.2	.03	2.3	.1	<.05	11	.5	15.0
71NW 5SW	1.4	29.5	2.4	36	.1	11.1	9.7	290	2.61	1.1	.2	4.2	.1	14	.2	<.1	<.1	69	.30	.045	2	28.0	.90	35	.114	2	1.39	.015	.07	.1	.02	1.5	<.1	<.05	8	.5	7.5
71NW 5+50SW	.6	6.3	3.1	40	<.1	56.3	8.7	307	1.78	1.1	.2	<.5	.3	35	<.1	.1	.1	59	.38	.021	3	110.9	.96	66	.161	1	1.27	.010	.06	.1	.01	1.6	<.1	<.05	7	<.5	15.0
RE 71NW 5+50SW	.7	7.3	3.2	43	<.1	55.4	9.1	303	1.73	1.0	.2	.8	.3	34	<.1	.1	.1	57	.37	.021	3	118.2	.96	69	.161	1	1.28	.010	.06	.1	.02	1.4	<.1	<.05	7	<.5	15.0
71NW 6SW	.7	8.8	5.0	23	<.1	7.9	4.4	343	2.35	2.4	.3	4.8	.9	19	.1	.2	.1	71	.15	.033	6	35.0	.23	50	.148	1	1.07	.008	.02	.2	.03	1.9	<.1	<.05	8	<.5	15.0
71NW 6+50SW	1.5	8.6	6.2	24	<.1	8.5	5.3	202	1.51	1.3	.2	8.5	.3	44	.2	.1	.1	52	.35	.027	4	26.1	.41	79	.115	2	.79	.014	.05	.1	.02	1.7	<.1	<.05	6	<.5	7.5
71NW 7SW	1.0	15.7	3.5	33	<.1	13.2	9.9	542	2.43	2.3	.6	4.2	1.1	39	.2	.1	.1	72	.34	.036	5	33.0	.49	54	.097	1	1.53	.010	.04	.2	.01	2.8	<.1	<.05	4	<.5	15.0
71NW 7+50SW	.7	14.9	2.9	29	<.1	10.7	7.1	696	2.08	1.6	.6	5.0	.6	54	.1	.1	.1	67	.44	.072	7	28.4	.40	137	.076	2	1.03	.020	.06	.1	.06	2.4	<.1	<.05	4	<.5	15.0
71NW 8SW	.4	22.9	3.4	21	<.1	12.0	6.2	265	2.03	2.5	.4	5.2	1.2	40	.1	.2	<.1	67	.48	.053	7	31.1	.30	76	.108	1	.89	.018	.04	.1	.10	3.0	<.1	<.05	3	<.5	15.0
71NW 8+50SW	.9	16.3	4.1	22	.1	26.5	7.9	262	3.02	3.6	.4	14.4	.4	30	.3	.2	.1	84	.30	.070	5	69.4	.52	78	.087	1	1.90	.014	.06	.3	.12	2.0	<.1	<.05	6	.6	15.0
71NW 8+75SW	.5	28.7	3.4	21	.1	12.8	6.9	245	2.26	2.8	.4	2.3	.7	31	.1	.2	<.1	73	.34	.044	6	36.2	.31	58	.086	3	1.34	.015	.04	.1	.10	2.6	<.1	<.05	3	<.5	15.0
71NW 9SW	1.1	39.6	5.2	43	<.1	24.7	10.4	348	2.78	2.7	.6	34.8	1.3	49	.1	.2	.1	81	.45	.098	7	58.9	.70	80	.112	2	1.62	.023	.07	.2	.07	2.3	<.1	<.05	6	<.5	15.0
71NW 9+25SW	.7	16.5	4.0	21	.1	11.9	6.0	211	2.85	3.2	.4	3.6	1.2	26	.2	.2	.1	81	.26	.063	6	45.2	.32	54	.110	2	2.09	.015	.03	.1	.13	2.7	<.1	<.05	5	.5	15.0
71NW 9+50SW	1.0	14.4	6.9	32	.1	16.0	6.5	294	3.82	4.2	.5	71.8	1.1	28	.1	.2	.1	120	.22	.089	7	57.6	.44	55	.150	1	1.98	.016	.06	.2	.08	2.1	<.1	<.05	11	.5	15.0,
72NW 6NE	.9	8.4	6.7	34	<.1	22.7	5.9	268	2.18	2.8	.4	<.5	.4	60	.1	.1	.3	72	.24	.038	6	83.7	.51	77	.124	1	1.43	.022	.06	.3	.04	1.2	.1	<.05	10	<.5	15.0
72NW 5+50NE	1.3	7.7	7.3	53	<.1	10.8	5.9	626	2.30	2.1	.4	5.5	.6	75	.1	.2	.5	82	.48	.041	8	29.6	.52	98	.165	1	1.28	.026	.08	.3	.03	2.0	<.1	<.05	11	<.5	15.0
72NW 5NE	.6	9.5	4.8	42	<.1	12.3	7.0	352	2.42	1.4	.2	2.6	.5	90	.1	.1	.2	70	.35	.025	4	23.3	.64	66	.115	1	1.29	.021	.06	.3	.07	1.3	<.1	<.05	6	<.5	15.0
72NW 4+50NE	.7	6.0	4.2	20	.1	3.4	2.8	179	1.46	.9	.2	.5	<.1	54	.1	.1	.3	42	.21	.047	4	11.3	.17	63	.044	<1	.72	.018	.08	.1	.03	.4	<.1	<.05	5	<.5	15.0
72NW 4NE	2.2	17.4	6.0	34	<.1	10.0	7.7	783	2.15	1.1	.4	1.0	.4	65	.3	.2	.3	65	.67	.047	8	30.2	.45	84	.085	1	1.13	.018	.06	.3	.05	2.1	<.1	<.05	6	<.5	15.0
72NW 3+50NE	4.3	58.7	7.4	66	.4	13.8	8.4	766	2.50	2.7	.8	1.8	.2	122	.5	.2	.5	52	1.38	.084	15	23.7	.33	121	.061	1	.95	.016	.06	.3	.07	1.8	.1	.09	6	.5	15.0
72NW 3NE	1.1	10.7	5.7	33	<.1	10.6	5.6	269	2.96	2.8	.3	10.1	.7	40	.2	.1	.2	79	.20	.027	5	27.9	.44	65	.150	1	1.22	.010	.05	.2	.02	1.6	<.1	<.05	10	<.5	15.0
72NW 2+50NE	1.3	10.8	8.3	48	<.1	17.9	10.2	426	4.08	2.5	.5	6.1	1.1	47	.2	.1	.4	109	.33	.035	5	43.0	.71	53	.141	1	1.69	.012	.06	.3	.03	1.8	<.1	<.05	10	<.5	7.5
72NW 2NE	.7	11.6	3.6	28	<.1	10.6	7.5	339	2.34	1.4	.3	3.2	.6	45	<.1	.1	.4	60	.42	.032	5	29.2	.44	62	.077	4	.90	.009	.05	.1	.02	2.0	<.1	<.05	4	<.5	15.0
STANDARD DS6	12.0	124.2	30.5	143	.3	25.7	11.1	703	2.83	21.0	6.9	48.0	3.1	40	6.0	4.2	5.1	56	.85	.079	13	184.8	.58	163	.079	17	1.92	.071	.16	3.7	.22	3.2	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA ____



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm
72NW 1+50NE	1.5	29.1	7.1	56	.1	14.7	6.8	378	2.89	2.3	1.3	6.3	.6	62	.2	.1	.5	55
72NW 0+50SW	3.7	14.0	2.7	43	.1	11.3	7.2	1030	4.58	1.6	.7	3.1	.5	63	.2	.1	.1	61
72NW 1SW	.4	26.9	4.2	31	<.1	32.3	9.9	464	3.44	2.2	.5	10.5	1.1	51	<.1	.2	.1	93
72NW 2SW	11.0	5.6	1.1	36	<.1	1.6	2.2	337	>40	7.1	.1	3.1	.4	31	.1	.1	<.1	6
72NW 2+50SW	.4	14.3	2.7	20	<.1	14.0	5.6	237	1.92	1.9	.4	33.7	.4	48	<.1	.1	.1	50
72NW 3SW	6.8	18.8	2.2	23	.2	11.7	10.1	5628	11.04	2.7	.8	10.8	.5	44	.1	.1	.1	59
72NW 3+50SW	.6	41.3	2.7	41	<.1	25.9	11.6	384	2.36	1.3	.5	2.8	1.0	50	<.1	.1	<.1	69
72NW 4SW	1.5	29.1	5.9	25	<.1	13.9	5.9	214	3.10	2.7	.4	2.6	.1	31	.2	.1	.1	84
72NW 4+50SW	1.3	21.3	4.5	37	.1	47.6	9.6	316	2.47	1.4	.4	.7	.3	30	.1	.1	.1	81
72NW 5SW	2.0	23.9	4.0	50	<.1	24.5	17.0	802	3.24	1.9	.4	14.5	.3	36	.2	.1	.1	74
RE 72NW 4+50SW	1.3	20.6	4.9	35	.1	43.6	9.3	322	2.50	1.5	.4	.8	.3	30	.1	.1	.1	80
72NW 5+50SW	1.4	13.1	3.3	30	<.1	32.0	8.1	299	2.43	1.3	.4	7.1	.2	48	.1	.1	.1	67
72NW 6SW	.8	36.3	3.6	25	.1	17.6	7.4	266	2.35	2.2	.8	9.9	.8	47	.1	.2	.1	70
72NW 6+50SW	5.4	84.9	2.9	72	.1	11.9	7.5	583	2.80	1.2	1.4	4.1	.5	57	.1	.2	<.1	81
72NW 7SW	5.2	46.2	7.8	65	<.1	23.8	10.2	385	3.16	3.0	.9	14.5	2.1	46	.1	.3	.1	72
72NW 7+50SW	1.7	35.9	3.7	49	.1	15.4	9.5	659	2.47	1.3	.4	3.0	.3	63	.3	.2	.1	64
72NW 8SW	.9	8.3	3.9	11	<.1	5.0	2.3	120	1.31	.8	.5	29.3	.1	43	.1	.2	.1	52
72NW 8+50SW	.6	14.5	3.4	16	<.1	9.4	4.9	217	1.91	2.0	.4	5.8	.2	40	.1	.2	.1	63
72NW 9SW	.9	17.2	3.2	37	<.1	13.8	7.8	493	2.64	1.8	.7	2.9	.2	51	.1	.1	.1	74
73NW 6NE	.7	6.4	5.4	28	<.1	7.5	3.6	255	2.53	1.8	.3	9.5	.4	51	.1	.1	.4	78
73NW 5+50NE	1.8	7.1	9.1	40	<.1	9.8	5.6	367	2.24	1.6	.4	6.3	.7	104	<.1	.2	.6	76
73NW 5NE	.9	9.5	4.3	25	.1	9.3	4.9	226	2.52	2.0	.3	2.4	.7	46	.2	.2	.3	74
73NW 4+50NE	2.6	12.3	8.1	24	<.1	7.1	4.6	213	3.14	3.1	.3	45.6	.9	63	.5	.3	.7	106
73NW 4NE	6.3	16.3	3.9	26	<.1	2.8	3.9	367	2.08	1.0	.2	<.5	.1	73	.2	.1	.4	57
73NW 3+50NE	1.7	9.2	4.4	26	.2	6.6	4.4	234	2.48	1.2	.3	3.7	.3	61	.1	.2	.2	65
73NW 3NE	.7	5.5	5.6	26	<.1	3.7	3.1	240	1.70	1.2	.2	3.7	.4	43	<.1	.2	.2	64
73NW 2+50NE	1.2	6.6	7.9	23	<.1	4.5	2.9	165	1.68	1.3	.3	6.1	.2	62	.1	.2	.5	66
73NW 2NE	1.4	9.5	6.7	17	<.1	4.5	3.7	153	1.89	3.2	.3	37.6	1.0	67	.2	.2	.3	68
73NW 1+50NE	2.7	21.2	6.5	54	<.1	11.9	7.9	761	2.66	2.6	.7	1.8	.5	101	.2	.1	1.4	66
73NW 1NE	1.9	54.9	8.8	114	.3	21.0	11.4	776	4.27	3.2	1.8	13.7	.8	93	.2	.2	2.4	77
73NW 0+50NE	2.0	10.0	10.5	37	<.1	9.4	5.7	289	3.48	3.8	.4	9.2	1.1	44	.1	.3	.3	126
73NW 1SW	8.0	12.5	5.1	61	<.1	12.2	8.9	485	7.04	2.9	.6	2.1	.8	69	<.1	.2	.1	178
73NW 1+50SW	3.3	21.8	3.7	31	<.1	15.9	7.3	282	4.82	2.9	.4	6.0	.8	53	<.1	.1	.1	84
73NW 3SW	.2	16.3	2.3	21	<.1	15.1	5.3	212	1.93	1.2	.3	3.1	.7	47	<.1	.1	<.1	54
STANDARD DS6	12.1	126.6	30.8	147	.3	27.3	11.2	717	2.91	21.3	7.0	47.9	3.2	44	6.0	4.6	5.1	60

SAMPLE#	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
72NW 1+50NE	.70	.060	13	40.7	.51	67	.096	9	1.43	.029	.06	.2	.06	2.2	.1	.06	6	<.5	15.0
72NW 0+50SW	.62	.114	10	22.0	.43	78	.055	7	1.26	.009	.04	.1	.06	2.3	.1	<.05	4	<.5	15.0
72NW 1SW	.68	.088	10	87.2	.70	64	.109	2	1.74	.010	.04	.1	.03	2.4	.1	<.05	5	<.5	15.0
72NW 2SW	.35	.094	1	8.5	.02	67	.010	2	.36	.004	.01	.1	.05	1.1	.1	.10	1	.5	7.5
72NW 2+50SW	.49	.048	6	30.6	.42	51	.083	2	1.02	.009	.03	.1	.01	1.8	<.1	<.05	4	<.5	15.0
72NW 3SW	.45	.089	10	30.5	.36	248	.049	1	1.13	.009	.02	.1	.34	2.8	.2	.07	4	.7	15.0
72NW 3+50SW	.53	.068	5	47.4	1.09	54	.129	1	1.73	.012	.04	.1	.03	2.3	<.1	<.05	7	<.5	15.0
72NW 4SW	.24	.057	4	35.7	.46	36	.120	2	1.88	.011	.03	.1	.06	1.9	.1	.08	11	.6	15.0
72NW 4+50SW	.20	.029	5	103.4	1.02	74	.170	1	2.03	.010	.11	.1	.02	1.5	.1	<.05	10	<.5	15.0
72NW 5SW	.27	.050	5	53.0	.67	77	.120	<1	1.37	.012	.07	.2	.03	1.8	<.1	<.05	8	<.5	15.0
RE 72NW 4+50SW	.20	.030	5	100.1	1.03	72	.170	1	2.02	.010	.11	.1	.02	1.4	.1	<.05	9	<.5	15.0
72NW 5+50SW	.33	.046	6	65.0	.94	64	.120	1	2.03	.012	.08	.1	.03	1.8	.1	<.05	9	<.5	15.0
72NW 6SW	.54	.036	14	46.3	.49	62	.129	3	1.56	.011	.04	.2	.04	3.4	<.1	<.05	5	.6	15.0
72NW 6+50SW	.73	.126	9	20.2	.76	43	.060	2	1.38	.012	.04	.1	.29	3.0	.1	.12	6	1.1	7.5
72NW 7SW	.57	.070	13	50.9	.74	95	.157	2	1.92	.014	.05	.1	.09	4.0	.1	.07	11	1.1	15.0
72NW 7+50SW	.73	.084	6	32.6	.46	104	.071	1	.93	.020	.07	.1	.08	2.1	<.1	.06	4	<.5	15.0
72NW 8SW	.31	.051	6	22.2	.17	47	.069	2	1.06	.015	.04	.2	.05	1.4	<.1	<.05	5	<.5	15.0
72NW 8+50SW	.39	.041	7	34.5	.25	45	.093	1	1.23	.015	.05	.1	.07	1.9	<.1	<.05	5	<.5	15.0
72NW 9SW	.35	.066	8	35.6	.42	48	.074	1	1.32	.017	.07	.2	.06	1.6	<.1	<.05	5	<.5	15.0
73NW 6NE	.29	.051	6	23.8	.28	56	.136	1	.94	.015	.05	.3	.03	1.6	<.1	<.05	9	<.5	15.0
73NW 5+50NE	.41	.034	9	23.5	.48	61	.223	2	1.31	.022	.09	.2	.04	1.9	.1	<.05	12	<.5	15.0
73NW 5NE	.27	.034	5	24.9	.32	48	.129	1	1.27	.017	.06	.2	.09	1.8	<.1	<.05	7	<.5	15.0
73NW 4+50NE	.41	.028	8	29.7	.16	45	.204	2	.71	.018	.06	.5	.05	1.4	<.1	<.05	11	<.5	15.0
73NW 4NE	.21	.030	3	5.4	.21	55	.069	1	.64	.018	.11	.2	.04	.6	<.1	<.05	6	<.5	15.0
73NW 3+50NE	.36	.031	6	22.4	.31	56	.116	1	1.27	.015	.06	.2	.06	1.5	<.1	<.05	7	<.5	15.0
73NW 3NE	.23	.021	4	18.1	.16	60	.134	2	.65	.008	.06	.1	.01	1.2	<.1	<.05	7	<.5	15.0
73NW 2+50NE	.17	.026	5	17.2	.16	73	.134	2	.72	.009	.06	.2	.03	1.1	<.1	<.05	8	<.5	15.0
73NW 2NE	.46	.015	7	24.0	.18	86	.181	1	.58	.008	.11	.2	.02	1.4	<.1	<.05	6	<.5	7.5
73NW 1+50NE	.94	.073	11	26.4	.55	109	.093	3	1.62	.014	.07	.1	.04	2.4	.1	.08	8	<.5	7.5
73NW 1NE	1.04	.121	27	37.9	.85	168	.087	3	2.82	.015	.23	.1	.09	3.4	.1	.12	10	.6	15.0
73NW 0+50NE	.28	.022	8	43.7	.21	71	.253	2	.84	.009	.06	.2	.02	1.8	<.1	<.05	13	<.5	15.0
73NW 1SW	.53	.109	9	38.9	.71	73	.086	2	2.22	.009	.04	.1	.05	2.5	.1	.10	10	<.5	15.0
73NW 1+50SW	.52	.092	8	33.2	.67	69	.110	2	1.85	.009	.04	.1	.04	2.6	.1	.06	7	<.5	15.0
73NW 3SW	.44	.034	7	32.0	.44	45	.112	2	1.08	.010	.04	.1	.01	2.3	<.1	<.05	3	<.5	15.0
STANDARD DS6	.87	.079	16	192.3	.59	167	.099	18	1.97	.073	.18	3.3	.23	3.4	1.9	<.05	7	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
73NW 3+50SW	.3	14.5	2.7	26	<.1	15.2	7.0	233	1.65	1.5	.4	4.1	.8	41	<.1	.1	<.1	50	.41	.025	5	30.0	.45	73	.107	2	1.15	.010	.02	.1	.01	1.8	<.1	<.05	4	<.5	15.0
73NW 4+50SW	.5	17.6	3.7	49	<.1	28.7	10.4	516	2.86	1.5	.3	2.9	.5	52	.1	.1	.1	80	.59	.045	5	62.1	.92	86	.096	3	1.42	.010	.09	.1	.01	1.9	<.1	<.05	6	<.5	15.0
73NW 5SW	1.5	35.3	3.6	60	.2	332.4	31.5	252	6.48	3.5	1.0	1.4	.9	29	.2	.1	.1	173	.32	.048	3	885.7	3.85	76	.123	4	2.61	.014	.03	.3	.03	2.6	<.1	<.05	11	<.5	15.0
73NW 5+50SW	1.6	58.8	3.6	39	.2	44.9	10.2	355	2.99	1.4	1.0	6.8	1.0	37	.1	.1	.1	74	.49	.071	9	69.3	1.02	84	.097	1	1.98	.011	.07	.2	.02	1.6	.1	<.05	8	<.5	15.0
73NW 6SW	.5	15.9	3.4	27	<.1	10.5	6.0	199	2.47	2.6	.4	2.1	.6	38	.2	.1	.1	72	.40	.038	6	33.3	.32	71	.092	2	1.59	.009	.02	.1	.03	2.4	<.1	<.05	5	<.5	15.0
73NW 6+50SW	.4	23.8	1.4	52	<.1	18.1	22.2	314	3.42	<.5	.3	2.2	.4	41	<.1	<.1	<.1	39	1.03	.186	10	30.0	1.82	39	.205	2	3.08	.153	.02	<.1	.06	2.1	<.1	<.05	13	<.5	15.0
73NW 7+50SW	.7	47.7	4.3	60	<.1	28.8	11.3	404	2.67	1.2	.3	1.4	.8	71	.1	.1	.1	80	.75	.057	6	51.4	1.06	95	.147	2	1.73	.019	.08	.1	.06	2.6	<.1	<.05	7	<.5	15.0
73NW 8SW	17.9	43.3	6.7	60	.4	19.3	53.4	22814	15.29	33.4	1.4	2.6	1.3	48	.9	.1	.3	440	.64	.114	14	97.0	.35	501	.043	1	2.13	.009	.04	.1	.35	3.4	.5	.15	9	.8	15.0
73NW 8+50SW	6.0	35.3	4.3	50	.1	21.8	11.7	2151	4.14	4.9	.8	1.3	.5	65	.2	.1	.1	103	.87	.114	8	45.5	.71	122	.064	2	1.47	.025	.07	<.1	.07	2.6	.1	.09	7	.5	15.0
73NW 9SW	.6	18.8	5.7	25	<.1	15.2	4.8	270	1.65	1.1	.5	3.1	.4	46	.1	.1	.1	56	.39	.046	8	37.6	.41	78	.110	2	1.36	.019	.05	.1	.06	2.2	<.1	<.05	7	<.5	15.0
73NW 9+25SW	7.6	28.2	3.1	117	.2	16.4	14.1	9317	6.95	3.0	.7	17.6	.3	91	.9	.1	.1	83	1.27	.184	7	35.1	.37	374	.018	4	1.27	.014	.05	.1	.10	1.9	.2	.18	4	.7	15.0
73NW 9+50SW	.9	15.2	4.0	22	.1	14.2	5.6	250	2.49	2.1	.3	5.1	.4	40	<.1	.1	.1	67	.38	.041	6	36.0	.40	63	.123	3	1.27	.016	.05	.1	.06	2.0	<.1	<.05	7	<.5	15.0
RE 74NW 6NE	.7	8.0	5.5	35	.1	7.5	5.6	262	2.51	2.0	.3	2.1	.3	61	.1	.2	.2	80	.29	.039	5	21.5	.38	53	.126	<1	1.21	.018	.06	.2	.06	1.6	<.1	<.05	10	<.5	15.0
74NW 6NE	.7	8.9	5.7	32	<.1	8.2	5.5	281	2.59	2.1	.3	1.4	.3	61	.1	.2	.2	82	.29	.039	5	21.9	.38	56	.130	<1	1.18	.017	.06	.2	.05	1.5	<.1	<.05	9	<.5	15.0
74NW 5+50NE	.7	9.6	4.0	40	.1	7.5	5.6	264	1.99	1.3	.3	3.0	.1	70	.1	.1	.3	49	.34	.047	5	15.9	.30	83	.043	1	1.23	.019	.08	.2	.03	1.0	<.1	<.05	6	<.5	15.0
74NW 5NE	.5	6.6	6.2	38	.1	6.9	4.0	262	1.64	1.3	.3	2.2	.3	59	.2	.1	.3	47	.33	.045	5	15.6	.38	53	.067	1	1.11	.020	.04	.1	.07	1.5	<.1	<.05	5	<.5	15.0
74NW 4+50NE	1.1	4.4	5.7	19	.1	3.1	2.8	175	1.41	2.2	.2	.7	.5	58	.1	.1	.5	48	.25	.023	5	11.4	.17	55	.108	<1	.60	.017	.07	.2	.03	1.2	<.1	<.05	7	<.5	15.0
74NW 4NE	1.4	10.5	5.5	38	<.1	7.2	5.2	300	2.93	2.1	.4	9.2	.6	79	.1	.1	.3	104	.52	.024	6	26.4	.34	69	.168	<1	1.01	.025	.06	.2	.06	1.8	<.1	<.05	10	<.5	15.0
74NW 3+50NE	1.2	20.2	4.3	39	<.1	10.4	6.6	303	2.41	1.1	.3	.8	.4	70	.2	.1	.4	65	.46	.030	5	22.1	.48	59	.101	2	.98	.020	.08	.3	.05	1.7	<.1	<.05	6	<.5	15.0
74NW 2+50NE	1.6	15.3	6.3	74	<.1	14.9	8.6	580	3.10	2.0	.5	30.5	.8	57	.2	.1	.8	77	.38	.034	8	32.4	.61	47	.137	<1	1.39	.010	.05	.2	.01	2.2	<.1	<.05	10	<.5	15.0
74NW 2NE	2.2	42.5	6.7	132	.2	17.0	14.5	1666	3.66	2.0	1.6	17.4	.5	158	.4	.1	.4	79	1.08	.133	15	26.7	1.01	83	.048	1	2.10	.010	.06	.1	.05	2.3	.1	.10	10	<.5	15.0
74NW 1+50NE	4.1	18.9	11.3	67	.2	16.1	27.8	3739	3.83	1.7	.8	6.7	.5	85	.3	.1	1.2	92	.73	.104	10	37.9	.70	137	.081	2	1.69	.011	.09	.2	.04	2.7	.1	.07	9	<.5	15.0
74NW 1NE	1.1	40.4	5.1	43	.2	16.1	8.1	540	2.50	1.6	1.6	29.1	.6	57	.2	.1	.4	62	.66	.080	17	35.2	.53	97	.069	1	1.63	.011	.06	.1	.04	3.1	.1	<.05	6	.5	15.0
74NW 0+50NE	1.8	33.2	4.3	44	<.1	29.4	12.8	470	3.53	1.5	.8	364.5	.6	75	.1	.1	.1	90	.65	.051	7	54.1	.94	94	.117	<1	1.64	.012	.05	.1	.02	2.5	<.1	<.05	7	<.5	15.0
74NW 0+50SW	2.7	67.4	5.8	80	.4	24.9	11.7	771	3.11	2.3	2.3	2.6	.3	71	.2	.1	.2	87	.84	.193	27	49.3	.77	134	.024	2	2.62	.013	.06	.1	.07	2.4	.1	.18	9	.5	7.5
74NW 3+50SW	1.2	10.0	7.7	32	<.1	11.8	5.0	230	3.02	4.4	.5	4.2	.7	21	.1	.1	.2	69	.15	.071	10	38.2	.35	44	.119	1	1.61	.008	.04	.2	.04	1.7	<.1	<.05	12	<.5	15.0
74NW 4SW	.4	14.9	3.3	17	<.1	10.6	4.4	146	1.64	1.3	.5	4.0	.3	36	.1	.1	.1	54	.36	.042	7	30.1	.31	57	.084	<1	1.16	.009	.02	.1	.03	2.0	<.1	<.05	4	<.5	15.0
74NW 4+50SW	.4	13.2	4.3	16	.3	8.9	4.4	126	1.23	.9	.4	1.8	.1	41	.2	.1	.1	42	.31	.040	5	24.7	.28	63	.074	1	1.18	.010	.03	.1	.03	1.4	<.1	<.05	5	<.5	15.0
74NW 5SW	2.7	53.3	4.4	54	.2	24.3	14.3	6176	3.21	2.9	2.2	9.8	.5	65	.2	.2	.1	97	.81	.140	13	56.4	.58	108	.064	2	1.62	.014	.05	.1	.11	2.9	.1	.08	7	.7	15.0
74NW 6SW	3.2	35.2	4.1	99	.2	23.4	11.4	2245	6.69	3.2	1.6	4.9	.4	83	.1	.1	.1	79	.98	.179	12	48.8	.68	228	.037	2	2.29	.011	.07	.1	.10	3.8	.1	.14	6	.6	15.0
74NW 6+50SW	.9	27.6	3.4	37	<.1	19.7	9.6	436	2.30	1.8	.6	9.4	.8	51	.1	.1	.1	65	.59	.072	8	39.1	.56	99	.088	1	1.35	.012	.04	.1	.03	3.2	<.1	<.05	5	<.5	15.0
74NW 9+50SW	12.5	18.3	4.8	28	.1	16.2	17.7	17797	16.86	13.0	.6	1.9	1.4	47	.5	.1	.1	152	.61	.049	10	68.0	.37	351	.090	1	1.53	.013	.04	.1	.12	2.9	.1	.06	7	.8	15.0
75NW 7NE	.7	2.5	5.6	16	<.1	2.0	1.8	125	.84	1.3	.2	<.5	.1	60	.1	<.1	.2	27	.19	.030	5	6.3	.15	43	.037	<1	.85	.009	.04	.1	.04	.5	<.1	<.05	7	<.5	7.5
75NW 6+50NE	.4	4.7	5.1	38	<.1	6.5	3.9	259	1.96	1.8	.3	6.7	.6	52	.1	.1	.6	60	.27	.054	5	17.3	.39	43	.098	<1	1.33	.009	.04	.5	.02	1.5	<.1	<.05	9	<.5	15.0
STANDARD DS6	11.9	124.7	30.5	143	.3	25.1	10.9	695	2.84	20.5	7.7	47.0	3.2	40	6.0	3.6	5.0	58	.85	.079	14	187.4	.59	161	.083	17	1.97	.073	.15	3.5	.23	3.3	1.7	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
75NW 6NE	.6	17.7	2.6	16	<.1	2.4	2.4	127	.75	<.5	1.4	1.6	.1	61	.1	.1	.1	17	.45	.052	11	5.9	.13	60	.013	1	.55	.010	.06	.1	.05	.6	<.1	<.05	3	<.5	7.5
75NW 5+50NE	.5	3.6	7.2	34	<.1	6.6	3.7	232	1.42	1.3	.2	3.2	.3	59	.1	<.1	.4	44	.32	.036	4	16.3	.45	46	.100	<1	1.23	.012	.06	.2	.03	1.0	<.1	<.05	8	<.5	15.0
75NW 5NE	.4	9.4	2.7	30	<.1	8.7	5.5	243	1.76	1.3	.3	3.5	.5	50	<.1	.1	.5	47	.43	.052	5	22.7	.41	52	.084	1	1.17	.010	.04	.2	.02	1.7	<.1	<.05	3	<.5	15.0
75NW 4+50NE	.5	10.8	4.4	30	.1	8.9	4.7	222	1.53	1.2	.4	4.1	.6	49	.1	.1	.5	44	.33	.037	6	18.4	.42	55	.083	<1	1.18	.009	.04	.2	.02	1.6	<.1	<.05	5	<.5	15.0
75NW 4NE	.5	14.8	4.3	43	<.1	22.9	8.8	323	2.83	2.7	.3	2.9	.9	34	.2	.1	.1	77	.21	.059	6	55.3	.77	54	.146	2	2.14	.007	.06	.1	.03	2.2	<.1	<.05	8	.5	15.0
75NW 3+50NE	5.5	7.0	7.6	29	<.1	6.6	4.2	259	2.57	2.0	.2	5.5	.5	51	.1	.1	2.7	101	.38	.024	3	20.3	.42	32	.168	2	.87	.009	.04	.2	.02	1.3	<.1	<.05	9	<.5	15.0
75NW 3NE	2.4	4.3	3.3	96	<.1	29.5	31.5	878	6.61	.6	.2	<.5	.3	72	<.1	<.1	.1	201	.94	.029	3	46.1	2.78	88	.294	<1	3.30	.006	.12	.1	.02	7.5	<.1	<.05	14	<.5	15.0
RE 75NW 3NE	2.3	4.5	3.3	101	<.1	31.1	32.1	909	6.77	.6	.2	<.5	.3	71	<.1	<.1	.1	199	.95	.031	3	48.3	2.89	91	.301	<1	3.45	.006	.12	.1	.01	7.4	<.1	<.05	15	<.5	15.0
75NW 2+50NE	1.4	20.2	10.0	93	.1	25.0	16.0	1163	3.22	1.1	.6	4.6	.4	67	.3	.1	1.3	79	.73	.056	6	49.9	1.13	82	.112	2	1.89	.009	.06	.1	.02	3.1	<.1	<.05	7	<.5	15.0
75NW 2NE	.8	7.2	6.9	18	.2	4.0	2.5	108	1.24	1.6	.4	7.2	.1	26	.1	.1	.2	43	.13	.028	6	17.1	.18	62	.083	1	.88	.008	.03	.1	.02	1.1	<.1	<.05	8	<.5	15.0
75NW 1+50NE	.5	6.9	6.7	21	.1	6.1	3.1	129	1.66	1.3	.3	5.2	.3	32	.1	.2	.1	55	.22	.034	6	21.8	.24	53	.123	1	1.00	.009	.03	.1	.03	1.6	<.1	<.05	11	<.5	15.0
75NW 1NE	1.0	42.5	5.3	43	.1	40.0	11.9	395	3.82	2.7	1.0	275.0	.6	57	.1	.2	.2	96	.62	.070	14	91.3	.93	78	.106	2	2.35	.010	.09	.2	.04	3.1	<.1	<.05	7	<.5	15.0
75NW 0+50NE	1.6	34.7	6.2	54	.1	19.1	11.7	534	2.75	1.9	1.1	5.9	.6	75	.2	.1	.2	67	.82	.072	11	44.3	.69	94	.059	1	1.69	.012	.06	.1	.03	3.1	<.1	.07	6	.5	7.5
75NW 0+50SW	.8	24.5	4.1	39	.2	24.7	9.9	323	3.00	2.3	.5	3.4	.7	61	.1	.1	.1	88	.53	.061	6	56.1	.88	72	.110	<1	2.35	.009	.06	.1	.04	2.5	<.1	<.05	7	.5	15.0
75NW 3SW	.8	24.4	2.5	78	<.1	12.9	8.5	1219	3.73	1.3	.5	35.2	.8	70	<.1	.1	.1	69	.84	.154	7	31.8	.93	135	.082	1	1.70	.012	.06	.1	.02	3.2	<.1	<.05	6	<.5	15.0
75NW 4+50SW	.7	21.4	4.6	45	<.1	23.9	9.3	328	3.33	2.9	.4	4.8	.7	31	.1	.1	.1	83	.30	.127	6	54.7	.75	55	.135	1	2.35	.010	.09	.2	.04	2.0	<.1	<.05	9	<.5	15.0
75NW 5SW	.4	12.3	2.7	18	<.1	9.9	5.2	204	2.05	2.5	.3	5.9	.8	29	.1	.1	<.1	60	.31	.107	6	30.1	.35	57	.095	<1	1.00	.008	.03	.1	.02	2.0	<.1	<.05	4	<.5	15.0
75NW 5+50SW	.4	13.7	3.5	33	.1	29.5	8.9	241	2.29	1.7	.4	6.6	1.0	38	.1	.1	.1	72	.33	.058	5	77.9	.83	60	.149	1	1.53	.010	.07	.1	.02	2.2	<.1	<.05	7	<.5	15.0
75NW 6SW	.3	11.7	2.8	21	.1	12.0	4.7	170	1.73	1.6	.3	10.8	.6	32	.1	.1	<.1	59	.35	.051	6	31.1	.38	50	.111	1	.86	.009	.03	.1	.02	1.9	<.1	<.05	4	<.5	15.0
75NW 6+50SW	1.9	36.0	4.7	53	.4	32.2	16.9	717	4.16	2.2	.4	65.8	.4	40	.3	.1	.1	132	.25	.067	5	70.1	1.04	62	.173	1	2.45	.012	.08	.1	.04	1.9	.1	<.05	10	<.5	15.0
75NW 9SW A	.7	31.1	2.7	37	<.1	21.0	9.5	295	2.79	2.0	.4	6.7	.8	41	.1	.1	<.1	95	.76	.180	10	58.4	.69	70	.123	<1	1.45	.009	.06	.1	.02	2.0	<.1	<.05	6	<.5	15.0
75NW 9SW B	1.6	26.6	5.0	33	<.1	13.2	7.0	279	2.43	2.2	.5	2.9	.8	46	.1	.1	.1	94	.60	.080	8	56.3	.50	80	.131	1	1.60	.021	.04	.1	.12	2.6	.1	<.05	7	<.5	15.0
75NW 9+25SW	.5	18.2	2.1	19	<.1	10.3	4.9	207	1.57	1.6	.4	169.9	.7	41	.1	.1	<.1	51	.51	.070	7	30.6	.35	78	.089	1	1.14	.018	.03	.1	.06	2.3	<.1	<.05	3	<.5	15.0
75NW 9+50SW	1.1	12.1	6.0	17	.2	9.0	3.8	166	1.47	2.3	.5	7.8	.5	38	.2	.1	.2	54	.27	.037	7	34.0	.25	79	.137	1	1.17	.019	.05	.2	.08	1.7	.1	<.05	7	<.5	15.0
76NW 6NE	.5	7.3	4.7	30	<.1	5.1	3.3	253	1.42	.9	.3	5.2	.1	68	.1	.1	.3	38	.31	.040	4	13.2	.31	68	.070	2	1.04	.023	.07	.3	.06	1.1	<.1	<.05	5	<.5	15.0
76NW 5+50NE	.5	7.0	4.6	26	.1	6.4	3.7	201	1.70	1.5	.3	8.2	.3	42	.1	.1	.3	45	.29	.053	6	19.3	.32	55	.072	1	1.50	.013	.05	.2	.05	1.4	<.1	<.05	6	<.5	15.0
76NW 5NE	1.2	9.4	4.7	35	.1	9.5	4.2	301	1.77	1.0	.4	22.1	.5	81	.1	.1	.3	57	.47	.045	6	24.4	.44	68	.103	<1	1.23	.022	.06	.2	.05	1.8	<.1	<.05	6	<.5	15.0
76NW 4NE	1.0	16.7	6.5	52	.1	19.7	9.4	391	2.92	1.2	1.0	74.7	.5	67	.1	.1	.4	71	.61	.046	10	35.8	.85	70	.116	1	1.84	.018	.09	.2	.06	2.2	<.1	<.05	7	.5	15.0
76NW 3+50NE	1.7	13.0	4.1	56	.2	10.5	9.6	972	2.80	1.4	.5	1.5	.6	68	.1	.1	.5	71	.62	.059	7	20.3	.67	55	.100	<1	1.38	.022	.07	.2	.06	2.3	<.1	<.05	5	<.5	15.0
76NW 3NE	1.3	13.3	7.5	35	<.1	11.3	6.3	266	3.56	2.6	.4	4.6	.6	41	.2	.1	.3	107	.19	.037	6	32.6	.51	61	.172	1	1.60	.009	.04	.3	.03	1.7	<.1	<.05	12	<.5	15.0
76NW 2+50NE	1.9	10.0	6.6	58	<.1	10.7	7.4	424	3.37	2.2	.3	22.0	.3	36	.1	.1	.4	106	.25	.070	6	26.8	.62	71	.128	1	1.45	.012	.14	.1	.02	1.4	<.1	<.05	14	<.5	7.5
76NW 2NE	.6	11.7	2.5	24	<.1	9.5	5.3	216	1.64	1.0	.3	11.7	.4	42	.1	.1	.1	50	.33	.030	5	23.7	.37	57	.079	<1	1.02	.008	.03	.1	.02	1.7	<.1	<.05	4	<.5	15.0
76NW 1+50NE	.7	19.2	3.3	28	.2	11.6	6.0	215	1.87	1.2	.5	8.4	.4	52	.1	.1	.1	50	.45	.048	6	24.5	.46	68	.071	1	1.16	.010	.04	.1	.03	1.9	<.1	<.05	4	<.5	15.0
76NW 1NE	.9	22.2	4.0	49	.1	18.2	11.3	494	2.32	1.3	.4	3.4	.7	62	.2	.1	.1	59	.65	.039	7	37.9	.61	93	.083	1	1.36	.011	.06	.1	.02	2.3	<.1	<.05	4	<.5	15.0
STANDARD DS6	12.0	125.9	30.6	144	.3	26.1	11.1	701	2.89	21.3	6.8	48.0	3.1	40	6.0	3.6	5.1	56	.86	.078	14	185.8	.59	162	.079	16	1.93	.072	.16	3.5	.23	3.3	1.8	<.05	6	4.3	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
76NW 0+50SW	.9	9.0	2.4	32	<.1	10.7	5.9	372	1.93	1.2	.3	4.1	.6	37	.1	.1	.1	54	.48	.075	5	23.5	.38	61	.063	2	.81	.007	.03	.1	.02	2.1	<.1	<.05	3	<.5	15.0
76NW 4SW	.3	24.6	2.3	26	<.1	17.3	7.4	228	1.97	1.3	.3	1.2	.8	28	.1	.1	.1	60	.36	.083	6	36.6	.59	50	.090	2	1.44	.007	.04	.1	.01	2.1	<.1	<.05	3	<.5	15.0
76NW 4+50SW	.4	29.3	3.7	32	.1	17.9	7.9	241	2.54	2.5	.4	5.4	1.1	25	.2	.2	.1	76	.20	.079	6	44.8	.54	58	.121	2	1.90	.008	.03	.2	.03	3.1	<.1	<.05	5	<.5	15.0
76NW 5SW	.3	15.4	3.0	18	.1	11.3	5.6	170	2.35	1.9	.3	53.3	.8	23	.1	.1	<.1	69	.24	.070	5	37.3	.34	37	.094	<1	1.57	.007	.02	.2	.03	2.1	<.1	<.05	4	.5	15.0
76NW 5+50SW	.9	31.2	3.6	31	.1	22.1	9.4	268	2.64	1.7	.3	2.6	.5	43	.1	.1	.1	84	.42	.032	4	46.9	.82	61	.140	<1	1.45	.010	.03	.1	.01	1.9	<.1	<.05	6	<.5	15.0
76NW 6SW	1.1	8.5	4.2	21	<.1	9.4	4.4	169	1.88	1.6	.3	2.7	.7	29	.2	.1	.1	65	.25	.021	5	27.6	.34	33	.159	1	.80	.009	.03	.1	.01	1.8	<.1	<.05	6	<.5	15.0
76NW 6+50SW	.3	13.1	3.5	27	.2	14.0	6.5	192	3.00	2.6	.3	125.6	.7	30	.2	.1	<.1	92	.25	.073	5	42.8	.47	40	.142	<1	1.17	.008	.04	.2	.02	1.9	<.1	<.05	7	<.5	15.0
76NW 7SW	1.0	36.4	4.8	49	.1	37.6	12.7	374	3.54	1.7	.7	5.9	.7	36	.1	.1	.1	97	.25	.046	7	72.7	1.02	73	.155	2	2.03	.011	.11	.1	.02	2.2	<.1	<.05	9	<.5	7.5
76NW 7+50SW	1.3	14.8	4.4	28	.2	17.2	8.4	247	2.95	1.7	.3	15.4	.3	44	.2	.1	.1	89	.36	.037	5	47.7	.56	50	.144	2	1.27	.011	.05	.2	.03	2.2	<.1	<.05	8	<.5	7.5
76NW 8+50SW	.6	28.7	4.3	32	<.1	34.2	9.8	257	2.26	1.4	.3	1.5	.7	36	<.1	.1	.1	72	.41	.062	7	83.0	.84	47	.125	1	1.70	.010	.05	.1	.02	2.2	<.1	<.05	6	.5	15.0
76NW 9SW	.4	19.7	2.9	17	<.1	9.1	4.7	150	1.89	1.8	.3	4.6	.7	25	.1	.1	<.1	60	.25	.041	6	36.7	.30	42	.101	1	1.19	.008	.02	.1	.02	2.6	<.1	<.05	4	<.5	15.0
76NW 9+25SW	.4	17.7	2.6	16	.1	9.7	4.6	178	2.02	1.8	.3	16.5	1.0	29	.1	.2	<.1	60	.32	.055	6	35.3	.27	43	.100	3	1.44	.017	.03	.2	.09	2.5	<.1	<.05	4	<.5	15.0
76NW 9+50SW	.4	18.2	2.7	17	<.1	11.8	5.0	179	1.66	1.6	.3	13.6	.9	32	.1	.2	<.1	54	.37	.057	7	34.5	.32	46	.108	<1	1.25	.015	.03	.2	.08	2.5	<.1	<.05	3	<.5	15.0
RE 76NW 9+50SW	.3	18.0	2.4	17	<.1	10.6	4.8	179	1.66	1.6	.4	18.2	.9	32	.1	.1	<.1	55	.37	.056	7	34.0	.32	46	.107	1	1.24	.016	.03	.2	.08	2.4	<.1	<.05	3	<.5	15.0
76NW 9+75SW	.5	23.2	2.9	15	.1	9.5	3.8	162	1.73	1.4	.5	5.1	.1	28	.1	.1	<.1	50	.30	.068	7	37.1	.27	61	.047	1	1.80	.015	.03	.1	.06	1.4	<.1	<.05	5	.7	15.0
77NW 5+50NE	.7	7.7	3.5	42	<.1	7.7	5.7	329	1.62	<.5	.4	3.1	.5	90	.1	.1	.7	42	.74	.083	5	16.1	.40	52	.055	1	1.00	.021	.09	.5	.06	1.7	<.1	<.05	4	<.5	15.0
77NW 4+50NE	.9	7.9	3.8	26	<.1	15.1	6.2	192	1.82	<.5	.2	1.3	.4	79	.1	.1	.1	74	.63	.019	2	34.7	.65	52	.196	1	1.26	.016	.06	.1	.01	1.4	<.1	<.05	6	<.5	15.0
77NW 4NE	1.7	42.9	6.5	49	.5	11.2	7.9	717	2.77	2.0	2.4	7.9	.3	89	.2	.2	.3	75	1.26	.110	17	28.0	.47	62	.044	2	1.52	.015	.06	.3	.13	2.1	.1	.15	6	.7	15.0
77NW 3NE	1.2	12.5	5.4	41	<.1	8.0	5.9	258	2.17	.9	.5	16.6	.1	31	.2	.1	.4	59	.20	.059	5	25.9	.42	49	.078	1	1.20	.008	.08	.1	.02	1.4	<.1	.07	8	<.5	15.0
77NW 2+50NE	1.5	7.7	8.2	56	<.1	5.8	4.0	253	1.77	1.5	.3	1.7	.2	37	.1	.1	.3	61	.21	.035	5	18.7	.35	60	.125	1	.87	.011	.05	.2	.02	1.2	<.1	<.05	9	.5	7.5
77NW 2NE	1.9	40.1	5.5	71	.2	16.9	12.3	1047	2.65	.9	1.6	3.6	.2	71	.4	.1	.3	61	1.04	.110	14	37.5	.66	73	.035	<1	1.67	.009	.05	.1	.02	1.5	<.1	.10	6	.5	15.0
77NW 1+50NE	1.2	30.0	4.7	73	.2	13.7	9.4	702	2.27	.9	1.3	4.1	.2	84	.3	.1	.6	49	1.13	.088	12	28.1	.56	110	.036	3	1.63	.012	.05	.1	.05	2.0	.1	.09	4	.7	7.5
77NW 1NE	1.3	30.5	4.5	46	.5	14.4	8.7	287	2.38	.8	1.4	7.6	.4	51	.2	.1	.5	59	.48	.079	17	37.9	.51	89	.047	<1	2.01	.011	.05	.1	.07	2.9	.1	.07	5	.5	15.0
77NW 0+50SW	2.0	20.6	4.0	45	.1	15.1	10.6	387	3.06	2.4	.7	18.1	.7	53	.1	.1	.1	90	.59	.106	9	34.9	.52	102	.052	3	1.36	.009	.04	.1	.06	3.0	.1	<.05	5	.5	15.0
77NW 1+50SW	1.0	18.5	5.6	105	.1	5.6	8.1	625	2.50	3.7	.4	1.2	.5	56	.1	.1	<.1	91	.54	.107	6	13.0	1.09	45	.114	2	1.92	.006	.04	.1	.07	2.1	<.1	<.05	7	.5	15.0
77NW 4+50SW	.5	25.6	3.2	30	<.1	20.7	7.7	248	2.38	1.7	.4	7.1	.3	27	.1	.1	.1	68	.25	.057	5	51.0	.62	62	.085	2	1.75	.009	.04	.2	.03	2.2	<.1	<.05	6	<.5	15.0
77NW 5SW	.4	17.0	4.3	36	<.1	36.3	10.2	264	2.83	2.5	.3	3.6	1.1	21	.1	.1	.1	77	.16	.060	6	99.8	.84	63	.137	3	2.21	.007	.06	.2	.02	2.2	<.1	<.05	8	<.5	15.0
77NW 5+50SW	.8	11.8	6.3	32	<.1	23.1	7.6	233	2.72	2.0	.2	3.8	.8	23	<.1	.1	.1	90	.19	.081	6	59.7	.65	59	.175	1	1.45	.009	.06	.2	.02	1.5	<.1	<.05	10	<.5	15.0
77NW 6SW	1.5	15.8	3.9	25	<.1	14.2	6.5	189	2.59	2.2	.3	1.6	.8	25	.1	.1	.1	75	.26	.041	5	32.9	.45	74	.106	1	1.38	.008	.03	.2	.02	2.0	<.1	<.05	7	.5	15.0
77NW 6+50SW	1.7	11.0	5.1	23	<.1	15.1	5.7	164	1.99	2.3	.3	4.8	.9	26	.1	.1	.1	78	.23	.018	5	36.9	.46	68	.158	2	1.04	.009	.03	.2	.01	1.8	<.1	<.05	9	<.5	15.0
77NW 7SW	2.9	28.9	8.0	30	.2	14.2	6.0	261	3.29	4.1	.6	2.4	1.9	25	.1	.1	.2	92	.12	.222	8	63.0	.39	64	.149	2	2.18	.008	.04	.4	.03	1.8	<.1	<.05	11	.5	15.0
77NW 7+50SW	.6	32.7	3.1	28	<.1	18.4	9.7	353	1.92	1.3	.3	18.9	.5	37	.1	.1	.1	63	.43	.046	5	45.3	.57	93	.076	3	1.21	.010	.06	.1	.03	2.2	<.1	<.05	4	.5	15.0
77NW 8SW	.5	10.0	5.7	27	.1	18.2	6.6	192	2.26	2.2	.3	4.2	.8	20	.1	.1	.1	73	.18	.058	6	49.8	.54	53	.126	2	1.44	.008	.04	.1	.02	1.7	<.1	<.05	8	<.5	15.0
77NW 9SW	.3	15.6	3.0	17	<.1	10.8	4.4	152	1.57	1.7	.3	5.7	.6	24	.1	.1	<.1	48	.28	.051	5	26.1	.28	53	.076	1	1.10	.007	.02	.1	.03	2.0	<.1	<.05	3	<.5	15.0
STANDARD DS6	12.0	123.7	30.2	140	.3	25.1	10.8	686	2.79	19.6	6.9	48.2	3.0	39	6.0	4.1	5.1	56	.82	.078	12	183.6	.58	156	.075	17	1.90	.070	.13	3.3	.23	3.2	1.8	<.05	5	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
77NW 9+25SW	.6	13.7	3.6	25	.1	14.0	5.5	211	2.20	1.7	.4	1.2	.8	34	.1	.1	.1	65	.32	.030	6	34.6	.45	48	.133	<1	1.35	.018	.04	.2	.10	2.1	<.1	<.05	6	<.5	15
77NW 9+50SW	.6	10.9	4.6	20	.1	8.6	3.9	156	2.00	1.7	.3	13.1	.5	28	.1	.1	.1	65	.22	.033	5	31.6	.27	51	.115	<1	1.14	.014	.03	.1	.10	1.7	<.1	<.05	6	<.5	15
77NW 9+75SW	.5	20.1	3.2	21	<.1	12.8	5.4	205	1.74	1.1	.4	4.0	.5	36	.1	.2	.1	56	.41	.042	6	30.6	.41	58	.094	1	1.19	.018	.03	.2	.12	2.1	<.1	<.05	5	<.5	15
78NW 6NE	.7	3.1	2.9	23	<.1	2.8	2.7	221	1.24	<.5	.2	<.5	.1	78	.1	.1	.5	38	.27	.026	2	6.2	.21	39	.066	1	.65	.022	.11	.1	.03	.6	<.1	<.05	3	<.5	15
78NW 5+50NE	1.4	9.3	4.6	39	.1	11.6	6.0	298	2.12	.9	.5	1.7	.7	63	.1	.1	.6	55	.53	.028	5	23.3	.55	46	.095	<1	1.17	.020	.08	.4	.09	1.7	<.1	<.05	5	<.5	15
78NW 4+50NE	1.6	7.5	5.6	28	<.1	7.4	4.2	211	1.94	1.5	.3	6.0	.5	54	.2	.1	.3	64	.37	.025	4	17.9	.37	30	.107	<1	.91	.017	.05	.2	.05	1.4	<.1	<.05	6	<.5	15
78NW 4NE	1.6	49.0	12.7	55	.4	18.9	9.6	589	3.20	3.7	3.0	4.1	.6	95	.2	.1	.8	72	1.13	.106	20	33.2	.74	94	.065	2	2.29	.023	.13	.1	.14	3.0	.1	.13	8	.8	15
78NW 3+50NE	1.1	13.6	4.9	20	.1	5.8	3.9	147	2.19	1.6	.3	19.8	.4	56	.2	.1	.2	73	.34	.022	5	20.3	.16	92	.094	1	.57	.018	.05	.2	.06	1.3	<.1	<.05	5	<.5	15
RE 78NW 6NE	.6	2.7	2.6	23	<.1	2.7	2.7	219	1.22	<.5	.2	<.5	.1	75	.1	<.1	.5	38	.27	.027	2	6.0	.22	43	.065	1	.65	.022	.11	.1	.03	.6	<.1	<.05	4	<.5	15
78NW 3NE	1.0	31.3	5.6	34	.1	15.9	10.4	407	4.02	1.9	1.3	13.3	.5	46	.2	.2	.2	110	.44	.060	10	47.7	.52	42	.076	<1	1.34	.009	.03	.2	.02	2.2	<.1	<.05	6	<.5	15
78NW 2NE	1.5	18.2	5.6	44	.1	15.6	9.7	589	3.58	2.0	.6	9.5	.3	45	.2	.1	.2	97	.42	.062	7	43.8	.57	52	.077	<1	1.44	.008	.04	.4	.02	1.9	<.1	<.05	6	<.5	15
78NW 1NE	.5	21.5	2.7	25	<.1	14.1	7.2	213	1.95	1.8	.5	5.2	.9	39	.1	.1	.1	60	.36	.034	8	38.0	.42	64	.098	1	1.24	.009	.03	.1	.02	2.9	<.1	<.05	3	.5	15
78NW 0+50NE	1.0	27.7	5.0	58	<.1	16.9	10.9	479	2.82	1.7	1.1	4.9	1.9	80	.2	.2	.4	77	.57	.085	13	29.4	.72	100	.115	2	1.69	.025	.10	3.7	.24	3.6	<.1	<.05	6	<.5	15
78NW 1SW	2.9	18.0	3.8	37	<.1	16.1	7.8	424	3.23	3.0	.6	24.6	.7	48	.1	.1	.1	73	.54	.068	8	36.6	.51	94	.071	1	1.38	.008	.04	.1	.03	3.1	<.1	<.05	5	<.5	15
78NW 1+50SW	.5	14.9	2.6	21	<.1	13.9	6.9	226	1.66	1.7	.3	2.1	.7	41	.1	.1	<.1	55	.43	.034	6	31.3	.39	67	.105	1	1.04	.008	.03	.1	.02	2.5	<.1	<.05	4	<.5	15
78NW 2+50SW	1.6	38.9	6.4	73	.1	32.1	18.6	742	4.41	3.3	.6	12.3	1.1	75	.1	.1	.1	98	.83	.114	8	60.9	1.60	122	.111	2	2.52	.011	.06	.1	.05	3.5	.1	<.05	7	<.5	15
78NW 4+50SW	.7	26.1	4.2	30	.1	23.0	8.3	242	1.94	1.6	.4	5.6	.2	32	<.1	.1	.1	60	.35	.050	5	50.7	.65	99	.092	3	1.70	.014	.05	.1	.05	2.3	.1	<.05	7	.5	15
78NW 5SW	.5	16.1	3.7	52	.1	63.6	12.1	341	3.32	2.4	.3	1.7	.8	36	.1	.1	.1	89	.34	.128	5	139.9	1.17	57	.155	2	2.39	.009	.07	.2	.03	2.3	<.1	<.05	9	<.5	15
78NW 5+50SW	.6	19.9	3.7	38	.2	39.9	11.8	297	2.98	2.6	.4	3.7	1.0	32	.1	.1	.1	79	.23	.066	6	84.3	.90	65	.153	2	2.35	.009	.08	.2	.06	2.3	<.1	<.05	8	<.5	15
78NW 6SW	.5	8.5	3.4	30	<.1	18.2	6.5	236	2.96	2.2	.3	1.3	.5	29	.2	.1	.1	83	.22	.056	4	57.1	.48	36	.119	1	1.33	.008	.04	.2	.02	1.8	<.1	<.05	6	<.5	15
78NW 6+50SW	1.8	14.5	5.3	30	.3	13.1	5.9	203	2.72	2.4	.4	2.9	.8	38	.1	.1	.1	90	.31	.036	6	35.1	.42	72	.158	2	1.25	.010	.04	.2	.04	2.1	<.1	<.05	8	<.5	15
78NW 7SW	.5	22.9	2.9	23	<.1	16.1	6.8	202	2.46	2.3	.3	6.0	.4	31	.2	.1	<.1	67	.30	.055	5	44.3	.43	59	.088	2	1.96	.008	.03	.1	.03	2.2	<.1	<.05	4	.6	15
78NW 8+50SW	.5	20.4	3.1	29	<.1	20.7	8.3	300	2.19	1.8	.3	.9	.5	37	.1	.1	<.1	67	.45	.035	5	47.5	.59	61	.102	2	1.13	.010	.04	.1	.02	2.2	<.1	<.05	4	<.5	15
78NW 9SW	.6	17.9	3.0	22	<.1	11.7	5.8	244	1.77	1.4	.5	2.9	.5	42	.1	.1	.1	53	.47	.061	6	28.4	.38	78	.070	2	1.06	.009	.03	.1	.02	2.3	<.1	<.05	3	<.5	15
78NW 9+25SW	.5	13.8	4.9	19	<.1	12.8	4.9	203	1.38	1.0	.4	2.7	.6	50	.1	.1	.1	48	.55	.038	7	29.6	.37	79	.109	1	1.01	.022	.05	.1	.18	2.6	<.1	<.05	4	.5	15
78NW 9+50SW	.6	21.0	3.9	25	.1	12.8	5.9	263	1.85	1.4	.6	2.6	.4	46	.1	.1	.1	60	.52	.060	7	34.5	.39	92	.083	2	1.19	.020	.05	.1	.17	2.7	<.1	<.05	4	<.5	15
79NW 4+50NE	1.6	35.2	4.1	40	.5	8.1	6.0	547	1.55	.7	2.3	2.6	.2	145	.4	.1	.3	31	2.08	.120	17	14.9	.33	93	.020	4	1.26	.010	.10	.2	.14	1.6	.1	.12	3	.7	15
79NW 4NE	1.0	29.3	6.0	39	.2	16.0	10.4	566	2.32	1.6	.9	.7	.2	71	.2	.1	.2	60	.63	.051	10	29.7	.63	49	.064	2	1.38	.024	.07	.6	.14	1.7	<.1	<.05	5	<.5	15
79NW 3+50NE	3.1	89.0	10.7	74	.4	17.6	13.7	1118	3.05	2.5	3.9	2.1	.3	80	.3	.2	.5	65	.98	.173	30	33.8	.61	98	.036	8	2.60	.017	.06	.1	.12	1.9	.1	.17	8	.6	15
79NW 3NE	1.0	15.5	5.3	60	<.1	20.4	12.3	540	3.51	2.0	.5	9.1	.5	75	.1	.1	.1	90	.69	.039	8	39.4	1.03	77	.139	<1	1.92	.010	.08	.2	.03	1.8	<.1	<.05	8	<.5	15
79NW 2+50NE	.8	5.4	7.7	29	<.1	5.0	3.2	202	1.74	2.1	.4	4.0	.1	55	.1	.1	.2	54	.20	.047	7	14.9	.18	74	.093	2	.90	.008	.05	.1	.04	.6	<.1	<.05	9	<.5	15
79NW 2NE	1.0	16.5	6.1	26	.1	9.9	6.0	269	2.43	2.1	.5	29.0	.3	33	.2	.1	.2	68	.23	.056	8	28.7	.37	66	.089	1	1.17	.007	.03	.1	.02	1.7	<.1	<.05	7	<.5	15
79NW 1+50NE	2.4	22.9	5.6	94	<.1	39.6	21.4	1238	4.84	1.6	.5	1.2	.5	62	.3	.1	.3	156	.71	.062	8	80.8	1.31	112	.197	2	2.15	.012	.07	.2	.02	3.2	<.1	<.05	11	<.5	15
79NW 0+50NE	.9	19.1	3.1	33	.1	13.6	8.6	458	2.18	1.3	.5	1.6	.6	46	.1	.1	.1	59	.40	.042	8	29.2	.48	86	.074	1	1.43	.009	.05	.1	.02	2.6	<.1	<.05	4	<.5	15
STANDARD DS6	11.7	123.0	30.3	142	.3	24.8	10.7	696	2.80	20.8	7.7	47.2	3.1	40	5.9	3.7	5.1	57	.85	.079	13	184.6	.58	161	.079	14	1.92	.071	.15	3.8	.23	3.2	1.8	<.05	6	4.1	15

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA ___



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
79NW 1SW	1.9	37.4	6.0	27	.3	14.0	12.8	745	2.20	1.8	1.2	1.8	.2	72	.3	.1	.1	60	.68	.137	12	30.4	.43	152	.026	2	1.40	.011	.06	.1	.08	1.8	<.1	.08	5	.5	7.5
79NW 2SW	1.4	20.4	3.9	34	.2	13.6	6.2	284	2.33	1.9	.5	4.7	.5	40	.1	.1	.1	57	.24	.053	6	32.6	.46	137	.063	2	1.49	.014	.04	.2	.06	2.5	.1	<.05	5	<.5	7.5
79NW 5SW	.5	15.4	5.1	32	<.1	17.3	5.6	255	2.07	1.9	.3	2.0	.3	27	.1	.1	.1	72	.23	.037	5	39.0	.82	44	.130	<1	1.72	.008	.04	.1	.01	1.9	<.1	<.05	9	<.5	15.0
79NW 5+50SW	.6	20.9	3.6	34	<.1	21.8	7.7	251	2.69	3.0	.3	1.6	1.0	27	.2	.1	.1	72	.22	.084	5	51.6	.65	63	.126	1	1.90	.008	.04	.2	.03	2.2	<.1	<.05	6	<.5	15.0
79NW 6SW	.3	17.3	2.7	61	<.1	57.9	14.7	414	3.52	1.9	.3	<.5	.8	32	.1	.1	<.1	98	.37	.118	6	95.1	1.69	137	.176	<1	2.74	.007	.27	.1	.02	2.0	<.1	<.05	8	<.5	15.0
79NW 6+50SW	.7	19.0	4.5	36	.2	20.2	8.4	281	2.71	3.1	.4	448.5	1.0	30	.1	.1	.1	72	.31	.060	8	45.6	.62	66	.136	2	1.64	.010	.04	.2	.03	2.7	<.1	<.05	6	<.5	15.0
79NW 7SW	3.0	33.3	12.3	53	.2	31.5	10.3	484	3.72	5.3	.8	1.9	1.2	34	.1	.1	.3	149	.31	.046	13	66.5	.75	117	.179	1	2.00	.017	.06	.2	.03	2.4	.1	<.05	16	<.5	7.5
79NW 7+50SW	.4	14.9	4.0	27	<.1	25.9	7.1	222	1.90	2.1	.4	2.1	.7	34	.1	.1	.1	66	.36	.045	6	54.3	.65	50	.138	<1	1.28	.009	.06	.1	.04	1.9	<.1	<.05	6	<.5	15.0
79NW 8SW	2.5	32.7	4.3	68	.3	24.6	11.7	3842	3.75	3.5	1.0	2.0	.3	85	.3	.1	.1	77	1.18	.134	9	50.9	.73	235	.039	2	2.09	.013	.06	.1	.09	3.0	.1	.12	5	.6	7.5
79NW 8+50SW	.9	43.9	5.9	35	.3	27.7	9.9	527	2.45	1.4	.8	3.2	.2	75	.5	.1	.1	65	1.01	.104	9	57.7	.83	107	.045	1	1.45	.012	.06	.1	.07	2.2	<.1	.10	6	.6	7.5
79NW 9SW	1.3	41.1	4.1	39	.2	20.4	10.6	590	2.40	1.9	1.0	.8	.3	60	.2	.1	.1	73	.86	.119	8	46.7	.52	164	.047	2	1.85	.015	.07	.1	.07	2.8	.1	.07	5	<.5	7.5
79NW 9+25SW	1.2	24.2	3.7	31	.2	15.6	7.2	324	1.98	1.1	.7	78.8	.4	53	.1	.1	.1	59	.69	.087	8	39.1	.48	127	.077	5	1.45	.022	.07	.1	.25	3.0	<.1	<.05	5	.5	15.0
79NW 9+50SW	1.3	26.0	4.4	38	<.1	23.4	9.5	370	2.38	2.0	.6	1.7	.9	51	.1	.1	.1	77	.63	.057	8	48.8	.66	102	.142	2	1.51	.022	.07	.1	.14	3.0	<.1	<.05	6	<.5	15.0
80NW 6NE	1.0	6.2	4.9	51	<.1	7.4	5.6	428	2.87	1.7	.3	1.0	.1	63	.1	.1	.2	85	.33	.044	4	31.6	.46	67	.116	1	1.12	.021	.10	.2	.06	1.0	<.1	<.05	9	<.5	15.0
80NW 5+50NE	.9	8.3	4.4	31	<.1	6.5	5.1	205	2.32	2.1	.2	1.2	.2	66	.1	.1	.2	81	.25	.029	3	29.8	.26	98	.122	<1	.77	.023	.06	.1	.08	1.1	<.1	<.05	7	<.5	15.0
80NW 5NE	1.6	14.4	8.4	67	<.1	9.5	8.5	750	2.82	2.5	.5	4.4	.4	91	.2	.1	.4	65	.73	.062	9	28.5	.52	77	.102	1	1.29	.020	.09	.3	.04	1.7	<.1	<.05	8	<.5	15.0
80NW 4+50NE	.8	11.2	2.3	40	<.1	10.2	5.4	367	1.69	1.0	.5	1.7	.2	62	.1	.1	.1	43	.54	.038	5	29.3	.46	49	.059	1	.94	.024	.06	.1	.09	1.7	<.1	<.05	3	<.5	15.0
80NW 4NE	.7	6.5	2.2	45	<.1	4.9	6.6	389	2.01	.9	.2	<.5	.3	104	<.1	<.1	.2	46	.64	.024	4	19.0	.42	78	.094	2	.94	.027	.12	.2	.14	.9	<.1	.13	5	<.5	7.5
80NW 3+50NE	2.9	53.3	6.9	67	.4	13.6	9.9	971	2.59	1.7	2.8	3.6	.3	95	.3	.1	.5	55	1.29	.170	31	37.2	.55	131	.031	4	2.32	.017	.07	.1	.14	2.2	.1	.16	5	1.1	7.5
80NW 3NE	3.0	54.1	12.4	66	.8	18.7	9.8	752	4.19	6.0	2.5	6.3	1.3	77	.2	.2	2.7	75	.87	.111	44	43.7	.61	213	.092	2	3.29	.019	.10	.1	.15	4.9	.1	.11	11	1.3	7.5
* 80NW 2+50NE	.9	12.5	5.1	38	.2	8.7	6.0	1185	1.54	.6	.3	524.0	.1	53	.1	.1	.2	53	.38	.041	5	20.5	.44	109	.081	1	1.03	.010	.06	.1	.03	1.3	<.1	<.05	6	<.5	7.5
* RE 80NW 2+50NE	1.1	13.2	5.0	36	.2	8.8	6.7	1211	1.64	.9	.3	2.1	.1	55	.2	.1	.1	56	.39	.041	5	21.1	.44	109	.084	1	1.07	.010	.07	.1	.04	1.4	<.1	<.05	6	<.5	7.5
80NW 2NE	2.2	31.9	6.7	71	.1	14.9	9.7	813	3.17	2.4	.9	4.7	.4	63	.2	.1	.5	78	.77	.082	15	33.6	.69	91	.078	2	1.58	.013	.07	.1	.04	2.2	.1	.08	8	.5	7.5
80NW 1NE	2.1	47.5	5.4	58	.2	17.1	11.6	885	2.93	1.3	1.7	4.6	.3	74	.2	.1	.6	78	.83	.134	19	37.4	.74	120	.047	2	2.09	.013	.10	.1	.07	2.5	.1	.11	6	.6	7.5
80NW 0+50NE	2.5	47.0	6.6	72	.3	28.5	16.2	797	4.01	2.7	.8	3.5	.4	67	.2	.1	.2	115	.74	.086	11	53.0	.97	141	.094	<1	2.08	.010	.08	.1	.03	2.3	<.1	.07	11	<.5	15.0
80NW 0+50SW	.8	7.6	4.7	45	<.1	15.8	7.3	323	1.97	.8	.3	4.5	.1	72	.1	<.1	.1	58	.64	.041	4	56.1	.74	105	.112	<1	1.21	.008	.09	.1	.01	1.1	<.1	<.05	10	<.5	15.0
80NW 1SW	2.9	75.1	10.7	103	.4	29.3	16.5	1202	4.93	2.8	1.7	2.1	.2	101	.5	.2	.8	125	.87	.165	11	61.2	.88	309	.015	1	4.05	.012	.24	.1	.06	2.6	.1	.10	14	<.5	7.5
80NW 1+50SW	1.4	111.4	12.2	100	.4	41.8	18.0	650	5.43	6.3	4.6	10.2	2.0	36	.5	.2	1.0	103	.19	.102	52	71.9	1.08	438	.032	1	5.79	.013	.26	.2	.10	8.5	.1	.08	13	1.2	7.5
80NW 2SW	.4	19.3	3.4	38	<.1	21.0	8.3	307	2.10	1.6	.4	2.7	.9	40	.1	.1	.1	66	.39	.060	6	36.4	.69	68	.114	2	1.48	.010	.07	.1	.02	2.5	<.1	<.05	4	<.5	15.0
80NW 4SW	6.2	49.7	9.0	54	.7	24.3	15.9	3560	11.86	6.0	2.1	2.5	1.1	92	.3	.1	.3	114	1.12	.150	20	46.3	.59	448	.028	2	3.50	.016	.11	.2	.13	5.7	.2	.16	9	.5	7.5
80NW 5SW	.8	16.7	3.1	41	.1	21.3	9.7	1141	2.56	1.2	.5	2.9	.5	63	.1	.1	.1	65	.85	.121	6	44.6	.72	171	.072	2	1.63	.014	.06	.1	.02	3.0	.1	<.05	6	.5	15.0
80NW 5+50SW	.6	17.4	4.2	28	.1	15.9	6.9	191	2.73	2.6	.3	3.6	.8	27	.1	.1	.1	74	.28	.067	7	42.3	.49	65	.115	<1	1.87	.009	.05	.2	.03	2.6	<.1	<.05	8	<.5	15.0
80NW 6SW	.4	6.6	4.4	27	.2	7.6	4.0	204	2.71	2.3	.2	2.0	.5	28	.1	.1	.1	95	.25	.053	5	31.3	.26	62	.120	1	1.09	.008	.03	.1	.03	1.9	<.1	<.05	7	<.5	15.0
80NW 6+50SW	.7	22.8	3.1	46	.1	13.8	7.5	787	2.12	.9	.5	2.3	.2	62	.3	.1	.1	48	.97	.143	7	28.3	.46	118	.024	1	1.27	.011	.04	<.1	.04	1.8	<.1	.10	4	<.5	7.5
STANDARD DS6	12.2	126.0	30.4	143	.3	25.7	11.1	701	2.84	20.9	7.0	48.0	3.1	40	6.1	3.5	5.0	57	.86	.078	13	188.2	.58	161	.081	16	1.90	.072	.15	3.6	.23	3.2	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

JUN - 2 2006 * a RE-RUN indicates a value of 2.5 ppb Au

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data___ FA ____



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
80NW 7SW	.3	19.5	3.1	26	<.1	15.3	6.6	278	1.62	1.6	.3	4.9	.6	35	.1	.1	<.1	49	.41	.044	5	33.1	.47	85	.081	1	1.13	.008	.03	.1	.02	1.9	<.1	<.05	3	<.5	15.0
80NW 7+50SW	.5	16.8	2.8	25	<.1	15.1	6.6	188	1.64	2.2	.3	73.6	1.0	32	<.1	.1	<.1	58	.45	.065	6	35.0	.47	68	.081	<1	.90	.009	.03	.1	.02	1.9	<.1	<.05	3	<.5	15.0
80NW 8SW	.8	24.3	2.8	28	.1	20.7	7.9	342	1.68	1.2	.5	15.2	.6	33	.1	.1	<.1	53	.47	.069	5	42.7	.57	78	.071	1	1.10	.009	.05	.1	.04	1.8	<.1	<.05	3	<.5	15.0
80NW 9SW A	.8	27.7	3.4	24	.1	16.3	7.6	490	1.50	1.2	.5	.9	.3	69	.1	.1	.1	47	.82	.076	7	31.5	.47	209	.062	2	1.09	.013	.05	<.1	.06	2.0	.1	<.05	3	<.5	7.5
80NW 9SW B	.7	21.8	3.3	25	<.1	17.0	6.8	336	1.62	1.3	.5	8.1	.6	42	.1	.1	.1	55	.59	.062	6	37.3	.48	89	.081	2	1.07	.019	.06	.1	.13	2.3	<.1	<.05	4	<.5	15.0
80NW 9+25SW	1.9	50.7	5.8	53	.2	40.6	17.8	847	3.79	2.4	1.3	1.1	.7	61	.1	.1	.1	108	.90	.129	9	81.2	1.06	212	.072	2	2.58	.015	.09	.1	.10	3.4	.1	.07	7	.6	15.0
80NW 9+50SW	.6	21.2	4.2	19	.1	11.8	5.3	196	1.73	1.4	.5	4.8	.7	37	.1	.1	.1	54	.47	.044	8	31.0	.36	65	.097	1	1.09	.017	.04	.2	.14	2.0	<.1	<.05	5	<.5	15.0
81NW 6NE	1.4	17.0	4.7	67	.1	12.1	8.3	811	2.46	1.1	.7	1.9	.2	66	.1	.1	.4	61	.59	.064	9	22.9	.62	73	.064	<1	1.48	.020	.07	.2	.04	1.4	<.1	<.05	6	<.5	15.0
81NW 5+50NE	1.1	6.7	4.1	24	<.1	3.6	4.0	144	1.61	1.0	.2	.9	.1	51	.1	.1	.3	52	.15	.027	3	10.0	.16	62	.078	1	.59	.019	.05	.1	.04	.6	<.1	<.05	4	<.5	15.0
81NW 5NE	1.3	11.8	6.1	48	.2	6.3	6.7	676	1.38	.7	.8	.8	.2	109	.1	.1	.3	31	.80	.066	9	10.5	.39	119	.035	1	1.03	.021	.10	1.0	.05	1.1	.1	.06	3	<.5	15.0
81NW 4+50NE	1.0	6.0	2.8	27	<.1	2.6	3.0	255	1.08	.5	.1	1.3	.1	56	.1	.1	4.0	29	.59	.023	2	4.3	.13	49	.038	2	.36	.020	.07	.1	.03	.4	<.1	<.05	2	<.5	15.0
81NW 4NE	3.4	45.5	11.1	70	.5	18.9	11.5	1082	3.46	2.2	2.5	4.5	.6	79	.2	.1	.7	66	1.00	.134	32	35.7	.66	147	.066	2	2.74	.018	.09	.1	.13	2.7	.1	.14	7	.5	15.0
81NW 3+50NE	.4	4.4	2.6	9	<.1	2.2	1.1	94	.59	<.5	.1	1.7	<.1	36	<.1	.1	.1	18	.15	.027	2	4.1	.03	56	.012	1	.27	.024	.04	<.1	.05	.4	<.1	<.05	1	<.5	15.0
81NW 3NE	2.2	19.2	8.3	94	<.1	17.5	10.5	532	3.81	2.2	.4	15.7	.5	45	.1	.1	.4	112	.27	.059	6	31.7	.99	78	.168	1	2.37	.009	.06	.2	.03	2.1	<.1	<.05	12	<.5	15.0
81NW 2+50NE	1.3	10.2	6.5	32	<.1	9.3	5.5	219	2.88	2.6	.3	3.2	.5	49	.1	.1	.2	93	.33	.034	4	23.2	.37	94	.195	1	1.24	.008	.05	.2	.03	1.4	<.1	<.05	11	<.5	15.0
81NW 2NE	.6	10.9	3.4	37	.1	11.0	5.4	190	2.52	2.0	.4	19.1	.7	37	.1	.1	<.1	65	.44	.059	6	28.8	.45	71	.101	1	2.15	.007	.03	.1	.04	2.3	<.1	<.05	6	<.5	15.0
81NW 1+50NE	.7	7.1	4.2	26	<.1	8.5	4.2	176	2.08	1.6	.3	43.9	.5	37	.1	.1	.1	67	.31	.024	4	20.6	.34	44	.116	<1	1.26	.008	.03	.1	.01	1.5	<.1	<.05	6	<.5	15.0
81NW 1NE	.3	8.9	3.7	38	<.1	12.0	5.8	229	2.56	2.0	.3	3.0	.3	32	.2	.1	<.1	68	.28	.038	5	27.4	.41	76	.097	<1	1.46	.009	.03	.1	.02	1.7	<.1	<.05	5	<.5	15.0
81NW 0+50NE	1.7	8.7	7.2	51	<.1	22.2	10.0	377	4.20	2.4	.3	48.1	1.0	46	.1	.1	.1	143	.26	.064	5	45.0	.88	54	.264	1	2.05	.009	.04	.2	.02	1.7	<.1	<.05	13	<.5	15.0
81NW 0+50SW	.5	5.7	4.9	27	<.1	29.0	6.3	201	2.60	2.1	.2	1.7	.7	22	<.1	.1	.1	83	.17	.061	4	58.2	.60	37	.131	1	1.34	.007	.04	.1	.02	1.5	<.1	<.05	9	<.5	15.0
81NW 1SW	1.6	22.6	8.5	50	.2	10.8	5.8	455	2.31	2.0	.5	2.9	.1	53	.2	.1	.2	77	.38	.057	8	22.9	.39	112	.068	2	1.31	.009	.08	.1	.02	1.0	<.1	<.05	8	<.5	15.0
81NW 1+50SW	.7	13.1	5.7	29	<.1	12.9	5.5	207	2.17	1.7	.3	19.7	.6	26	.1	.1	.1	66	.22	.027	5	26.6	.43	45	.112	2	1.16	.007	.04	.1	.02	1.9	<.1	<.05	5	<.5	15.0
81NW 2SW	.7	12.2	5.7	29	.1	11.5	6.5	262	2.95	2.4	.4	7.8	.3	43	.1	.2	.1	103	.32	.037	6	45.4	.35	74	.112	1	.78	.009	.05	.1	.01	1.6	<.1	<.05	6	<.5	15.0
81NW 2+50SW	.5	26.6	4.3	47	.1	24.7	11.4	393	2.64	2.6	.3	3.0	.5	46	.1	.1	.1	84	.40	.052	6	40.3	.78	110	.146	1	1.72	.014	.09	.1	.02	2.6	<.1	<.05	6	.5	15.0
81NW 3+50SW	1.5	149.6	4.0	65	.1	39.2	21.0	413	2.83	8.7	4.4	5.7	1.5	58	.2	.2	.1	105	1.21	.132	14	45.0	1.21	199	.155	1	2.15	.012	.20	.1	.19	3.1	.2	.30	7	1.1	15.0
81NW 4+50SW	4.0	52.7	4.1	53	.1	27.6	14.2	1110	6.92	4.2	.9	14.3	1.4	66	.2	.1	.1	96	.73	.094	11	54.6	1.01	220	.065	1	2.03	.013	.04	.1	.10	4.9	.1	.06	6	.7	15.0
81NW 5SW	.7	20.7	3.0	27	<.1	18.6	8.0	547	2.07	1.6	.4	5.7	.6	47	.1	.2	.1	58	.56	.069	6	36.4	.49	78	.087	2	1.11	.011	.05	.1	.03	2.5	<.1	<.05	4	.5	7.5
RE 81NW 7SW	.5	22.1	2.4	26	<.1	22.3	7.5	259	1.85	1.7	.3	2.4	.8	33	<.1	.1	<.1	62	.42	.069	6	40.7	.58	72	.115	1	1.23	.008	.06	.1	.01	2.2	<.1	<.05	4	<.5	15.0
81NW 6SW	.4	27.3	3.1	59	<.1	45.8	12.6	441	3.48	1.0	.3	2.7	.4	22	<.1	<.1	.1	113	.35	.103	4	68.0	1.59	237	.214	1	2.51	.007	.59	.1	.02	1.2	.1	<.05	9	<.5	15.0
81NW 6+50SW	.3	8.5	5.6	29	.1	17.3	5.9	192	1.43	.8	.2	2.0	.2	31	.1	.1	.1	61	.26	.027	4	36.5	.65	78	.167	1	1.12	.008	.10	<.1	.01	1.1	<.1	<.05	8	<.5	15.0
81NW 7SW	.3	22.5	2.4	26	<.1	22.5	7.4	266	1.91	1.8	.3	27.5	.7	32	<.1	.1	<.1	64	.42	.071	6	41.1	.62	70	.112	1	1.29	.009	.06	.1	.01	2.1	<.1	<.05	4	<.5	15.0
81NW 7+50SW	.7	63.4	4.6	75	.1	44.6	19.7	589	3.27	2.7	.5	4.0	1.4	51	.1	.1	.1	114	.82	.108	10	82.8	1.20	193	.164	2	2.32	.014	.24	.1	.19	5.1	.1	<.05	7	.5	15.0
81NW 8SW	2.4	49.9	4.1	58	.4	39.7	14.5	1378	3.30	3.4	1.0	4.2	.3	65	.2	.2	.1	99	1.11	.157	10	65.6	.92	230	.060	2	2.71	.019	.10	.1	.07	2.8	.1	.10	6	1.1	7.5
81NW 8+50SW	.8	76.5	3.8	22	.1	25.1	6.0	138	1.38	.9	1.3	3.8	.3	52	.2	.2	.1	32	.77	.147	13	48.2	.36	198	.036	5	2.00	.015	.10	.1	.17	2.5	.1	.16	4	1.3	7.5
STANDARD DS6	11.6	121.9	29.6	139	.3	24.4	10.8	681	2.77	19.0	6.6	47.0	3.2	35	6.1	3.6	5.0	55	.82	.078	11	175.5	.57	160	.077	15	1.86	.071	.12	3.5	.23	3.0	1.7	<.05	5	3.9	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA


ACME ANALYTICAL

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
81NW 9SW	2.9	29.1	3.4	41	<.1	20.4	10.1	1444	2.39	3.5	.7	8.2	.5	36	.2	.1	.1	70	.41	.070	7	43.5	.51	120	.064	1	1.59	.009	.05	.1	.02	2.4	.1	<.05	5	<.5	15.0
82NW 6NE	.4	5.6	4.0	52	<.1	5.0	5.0	337	1.59	1.5	.2	<.5	.2	60	.1	.1	.3	46	.22	.032	4	9.0	.46	67	.094	1	.97	.016	.14	.2	.04	.6	<.1	<.05	6	<.5	15.0
82NW 5+50NE	.5	9.5	4.8	45	<.1	10.6	6.6	289	2.59	2.2	.2	.7	.3	50	.1	.1	.4	75	.25	.047	4	20.7	.48	69	.078	1	1.24	.014	.05	.2	.06	1.3	<.1	<.05	6	<.5	15.0
82NW 5NE	.4	6.1	3.9	49	<.1	9.8	6.4	337	2.43	1.6	.2	<.5	.1	61	.1	.1	.5	73	.19	.042	3	20.9	.55	68	.089	1	1.35	.019	.06	.1	.05	.8	<.1	<.05	8	<.5	15.0
82NW 4+50NE	.4	4.6	6.4	23	<.1	2.9	3.0	177	1.15	1.4	.2	5.4	<.1	66	.1	.1	.6	37	.26	.040	4	6.7	.17	70	.073	<1	1.00	.016	.08	.2	.03	.2	<.1	<.05	7	<.5	15.0
82NW 4NE	.4	7.5	4.0	38	.1	6.0	5.7	282	1.99	1.2	.2	1.7	.1	58	.1	.1	.2	54	.23	.046	3	11.9	.40	45	.069	1	.88	.017	.07	.1	.06	.7	<.1	<.05	6	<.5	15.0
82NW 3+50NE	1.1	9.3	5.6	32	<.1	4.8	3.8	240	1.34	1.6	.2	.7	.3	51	.2	.1	.3	45	.40	.027	5	12.7	.34	59	.079	1	.68	.015	.06	.2	.04	1.0	<.1	<.05	5	<.5	15.0
82NW 3NE	.5	12.1	4.5	25	.1	6.7	3.4	157	1.19	.5	.4	3.3	.2	49	.1	.1	.2	32	.48	.033	7	14.5	.31	67	.046	<1	.83	.007	.03	.2	.03	1.5	<.1	<.05	3	<.5	15.0
82NW 2+50NE	1.0	5.9	6.4	20	.1	7.2	3.6	101	.91	1.0	.2	<.5	.4	46	.2	.1	.1	42	.45	.022	2	22.8	.35	49	.129	2	.59	.009	.04	.1	.03	1.3	<.1	<.05	6	<.5	7.5
82NW 2NE	.7	6.0	5.4	20	<.1	10.1	4.4	140	2.11	1.9	.2	10.2	.8	22	.1	.1	.1	63	.13	.016	4	23.0	.37	43	.132	1	1.19	.006	.03	.1	.02	1.5	<.1	<.05	6	<.5	15.0
82NW 1+50NE	2.4	41.9	10.1	46	.3	21.5	15.7	793	3.27	2.4	1.0	6.0	.2	84	.1	.1	.1	88	.97	.136	11	37.9	.77	163	.042	1	2.23	.010	.09	.1	.05	1.6	<.1	.12	8	<.5	7.5
82NW 1NE	.8	10.4	5.3	27	.1	9.7	5.0	189	2.51	2.3	.3	7.6	.5	32	.1	.1	.1	73	.25	.030	5	26.5	.34	91	.121	<1	1.18	.007	.03	.1	.02	1.7	<.1	<.05	7	<.5	15.0
82NW 0+50NE	1.9	60.4	5.2	47	.4	16.2	7.4	495	2.31	2.1	1.7	6.7	.3	67	.2	.1	.2	65	.66	.214	21	31.6	.56	105	.023	2	2.40	.008	.07	.1	.09	1.3	.1	.17	7	<.5	15.0
82NW 0+50SW	.8	6.0	10.2	21	<.1	4.0	2.2	107	1.06	1.5	.3	1.3	.1	27	.1	.1	.2	42	.11	.056	7	12.5	.18	61	.116	<1	.73	.007	.04	.1	.02	.7	<.1	<.05	7	<.5	15.0
82NW 1SW	1.1	12.9	5.9	45	<.1	25.5	7.4	307	2.59	1.6	.3	5.4	.6	44	.1	.1	.1	91	.31	.039	6	47.8	.85	57	.166	1	1.62	.008	.06	.1	.01	1.9	<.1	<.05	9	<.5	15.0
RE 82NW 1SW	1.1	13.9	6.0	45	<.1	23.7	7.7	311	2.56	1.6	.3	4.3	.5	47	.1	.1	.1	92	.33	.040	6	47.4	.85	58	.167	1	1.66	.009	.06	.1	.02	2.0	<.1	<.05	9	<.5	15.0
82NW 1+50SW	.8	12.1	5.9	60	.1	8.7	6.2	575	1.57	.8	.2	<.5	<.1	103	.3	.1	.1	52	.57	.100	5	16.1	.55	146	.025	2	1.10	.009	.11	<.1	.03	.4	<.1	<.05	7	<.5	7.5
82NW 2SW	.6	8.1	4.5	32	.2	8.8	4.4	353	2.55	2.1	.2	5.5	.1	32	.1	.1	.1	72	.19	.056	5	25.7	.30	66	.066	1	1.36	.006	.03	.1	.03	.9	<.1	<.05	6	<.5	15.0
82NW 2+50SW	.5	10.7	4.3	27	.1	10.7	5.4	196	2.44	2.3	.2	4.6	.2	34	.1	.1	.1	79	.17	.034	4	31.1	.38	58	.108	1	1.27	.007	.03	.1	.02	1.4	<.1	<.05	7	<.5	15.0
82NW 3SW	1.6	91.2	7.5	75	.3	31.9	17.7	1436	3.76	2.3	2.6	5.1	.6	106	.2	.1	.2	96	1.02	.109	27	53.5	1.20	237	.057	1	3.19	.014	.19	.1	.08	4.8	.1	.08	9	<.5	7.5
82NW 5SW	.5	16.4	4.3	28	.2	17.3	6.1	196	1.96	1.9	.2	7.1	.8	24	.1	.1	.1	62	.22	.074	5	34.1	.57	46	.115	10	1.72	.007	.05	.1	.02	2.1	<.1	<.05	6	<.5	15.0
82NW 5+50SW	.5	37.5	2.7	31	.1	17.7	8.1	276	2.57	2.5	.2	6.2	.7	26	<.1	.1	<.1	74	.22	.078	5	43.4	.72	72	.120	1	2.16	.007	.05	.2	.03	2.3	<.1	<.05	5	<.5	15.0
82NW 6SW	.4	10.6	4.2	26	.1	20.1	6.3	195	1.53	1.2	.3	3.8	.3	28	.1	.1	.1	50	.25	.034	5	40.9	.61	53	.125	2	1.06	.008	.06	.1	.02	1.6	<.1	<.05	6	<.5	15.0
82NW 6+50SW	.7	20.2	3.0	33	.1	19.9	8.0	244	3.37	2.6	.4	2.7	.4	26	.1	.1	<.1	85	.22	.064	5	47.7	.66	55	.106	2	1.63	.007	.06	.1	.03	2.1	<.1	<.05	6	<.5	15.0
82NW 7SW	.3	17.2	3.9	22	.2	17.0	4.9	157	1.18	1.3	.5	7.2	.1	31	.1	.1	.1	38	.26	.054	4	39.6	.47	69	.064	3	1.06	.009	.05	.1	.06	1.1	<.1	<.05	4	<.5	15.0
82NW 7+50SW	.5	27.7	3.3	67	.1	44.1	15.6	586	2.85	1.2	.4	1.2	.5	42	.1	<.1	<.1	78	.55	.117	7	81.0	1.40	112	.131	2	2.19	.011	.27	.1	.03	2.9	.1	<.05	7	<.5	7.5
82NW 8+50SW	.9	22.5	2.4	32	<.1	24.1	8.5	541	1.82	1.6	.6	2.0	.9	40	.1	.1	<.1	57	.54	.104	7	49.7	.64	79	.082	1	1.13	.010	.08	.1	.02	2.6	<.1	<.05	3	<.5	15.0
82NW 9SW	3.3	55.6	5.5	43	.3	38.2	15.0	5002	3.53	2.8	1.3	2.1	.4	50	.3	.2	.1	87	.52	.149	13	74.5	.72	350	.047	3	2.45	.017	.11	.1	.11	4.1	.1	.09	7	.6	7.5
83NW 3NE	.6	7.0	4.2	26	<.1	6.6	4.1	204	2.30	2.1	.2	22.5	.6	37	.1	.1	.1	70	.19	.025	4	19.3	.31	49	.131	1	.94	.012	.05	.2	.01	1.4	<.1	<.05	6	<.5	15.0
83NW 2+50NE	.6	6.6	6.1	20	.3	4.2	3.3	145	1.62	1.8	.2	49.2	.2	31	.1	.1	.1	54	.12	.029	4	14.3	.26	42	.102	<1	.92	.007	.04	.1	.02	.9	<.1	<.05	7	<.5	15.0
83NW 2NE	.3	13.3	4.1	50	<.1	25.5	10.5	323	3.02	1.7	.2	3.5	.3	31	<.1	.1	<.1	84	.26	.048	4	43.6	1.25	79	.163	1	2.13	.008	.17	.1	.01	1.8	<.1	<.05	8	<.5	15.0
83NW 1+50NE	1.4	9.5	10.3	17	<.1	7.8	3.5	137	1.27	1.9	.3	2.5	.3	59	.2	.1	.1	54	.42	.024	6	38.9	.27	71	.141	1	.64	.010	.04	.1	.02	1.1	<.1	<.05	6	<.5	15.0
83NW 1NE	.6	12.2	6.2	33	<.1	11.4	5.9	228	1.83	1.8	.3	2.6	.3	49	.1	.1	.1	59	.29	.030	8	25.6	.55	67	.116	2	1.27	.009	.08	.1	.02	1.6	<.1	<.05	7	<.5	15.0
83NW 0+50NE	.3	100.2	28.9	63	<.1	71.6	16.5	447	3.89	.9	.1	4.5	.2	30	<.1	<.1	.1	140	.30	.073	3	204.0	2.05	175	.265	1	2.89	.007	.49	.1	.01	1.9	.1	<.05	9	<.5	15.0
STANDARD DS6	12.0	127.2	30.2	144	.3	25.9	11.3	705	2.86	21.3	6.7	52.2	2.9	40	6.1	3.5	5.1	57	.86	.080	14	187.7	.60	165	.079	17	1.95	.077	.16	3.6	.23	3.3	1.8	<.05	6	4.8	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
83NW 0+50SW	.4	11.7	4.6	27	.1	10.2	4.6	167	2.08	2.5	.3	9.0	.7	28	.1	.1	.1	62	.19	.029	5	27.8	.37	55	.110	1	1.36	.007	.03	.2	.04	2.0	<.1	<.05	5	<.5	15.0
83NW 1+50SW	2.0	57.5	11.4	84	.3	32.0	17.0	736	5.33	3.9	.9	5.0	1.3	48	.2	.1	.4	125	.27	.064	7	58.4	1.20	243	.054	3	5.13	.017	.22	.2	.07	5.0	.1	<.05	13	<.5	7.5
83NW 2SW	.6	35.5	5.8	95	.1	60.5	22.5	728	4.88	1.5	.4	4.6	.5	82	.1	<.1	.1	146	.82	.036	7	106.2	2.55	110	.225	5	3.42	.034	.11	.1	.02	3.2	<.1	<.05	12	<.5	15.0
83NW 2+50SW	.6	11.9	4.6	31	.1	13.2	5.9	234	2.95	3.1	.3	5.3	.9	30	.1	.2	.1	79	.23	.034	6	38.2	.42	61	.131	2	1.69	.009	.04	.1	.03	2.5	<.1	<.05	6	<.5	15.0
83NW 3SW	.4	17.0	3.6	32	<.1	17.5	7.5	257	3.10	2.9	.3	3.4	1.2	32	.1	.2	.1	89	.28	.108	6	41.8	.61	68	.127	1	1.69	.008	.06	.2	.02	2.6	<.1	<.05	5	<.5	15.0
83NW 3+50SW	1.1	57.0	5.3	57	.1	27.1	14.2	767	3.50	2.7	1.0	13.6	.7	71	.1	.1	.1	95	.70	.080	16	49.0	1.01	155	.086	1	2.32	.011	.14	.1	.03	4.4	.1	<.05	8	<.5	15.0
83NW 5+50SW	.3	15.3	3.7	47	<.1	27.3	11.6	317	2.87	1.5	.2	2.6	.6	40	<.1	.1	.1	96	.40	.109	5	52.3	1.21	102	.161	1	2.16	.008	.28	.1	.02	2.6	.1	<.05	9	<.5	15.0
83NW 6SW	.5	37.2	3.0	34	.2	25.3	11.0	275	2.88	2.5	.4	7.2	.8	36	.1	.1	<.1	80	.38	.091	6	50.9	.84	64	.116	2	2.09	.009	.09	.1	.04	2.9	<.1	<.05	5	<.5	15.0
83NW 6+50SW	.8	19.5	3.6	28	<.1	18.7	7.2	213	3.73	3.9	.4	4.9	.7	33	.1	.1	.1	98	.29	.066	6	52.0	.55	65	.133	1	1.65	.008	.04	.1	.03	2.3	<.1	<.05	7	<.5	15.0
83NW 7SW	.4	9.5	5.1	41	<.1	44.3	9.2	283	2.41	1.7	.2	2.1	.5	33	<.1	.1	.1	92	.29	.036	6	79.4	1.12	55	.197	1	1.77	.008	.10	.1	.01	2.7	<.1	<.05	11	<.5	15.0
83NW 7+50SW	.4	20.0	3.0	27	<.1	24.0	7.9	252	2.45	2.3	.3	2.0	.9	36	.1	.1	<.1	69	.37	.074	6	52.5	.66	59	.122	1	1.47	.008	.10	.1	.03	2.3	<.1	<.05	5	<.5	15.0
83NW 8SW	.4	26.5	3.2	40	.2	36.3	9.8	265	2.20	2.0	.3	4.0	.7	37	.1	.1	<.1	63	.37	.080	6	67.8	.94	62	.114	1	1.93	.008	.08	.2	.02	2.2	<.1	<.05	6	<.5	15.0
84NW 3NE	.3	7.0	3.6	20	<.1	6.4	3.5	140	1.85	1.6	.2	2.2	.3	34	.1	.1	<.1	52	.22	.031	4	21.9	.23	38	.079	1	.95	.008	.02	.1	.02	1.5	<.1	<.05	4	<.5	15.0
84NW 2+50NE	.8	5.9	3.3	22	<.1	5.2	3.1	179	1.49	.9	.2	.8	.2	53	.1	.1	.1	43	.32	.021	4	12.5	.26	42	.076	1	.82	.009	.03	.1	.01	1.1	<.1	<.05	5	<.5	15.0
84NW 1+50NE	.7	17.7	3.5	37	.1	13.6	7.4	336	1.93	1.1	.4	3.1	.5	54	.1	.1	.1	55	.47	.071	6	25.3	.54	82	.074	1	1.26	.010	.05	.1	.02	2.6	<.1	<.05	4	<.5	15.0
84NW 1NE	1.1	20.2	4.0	47	.2	18.8	7.6	326	2.18	1.2	.6	2.2	.4	51	.2	.1	.1	51	.68	.096	7	43.9	.80	64	.039	1	1.40	.012	.06	.1	.04	2.2	<.1	.07	5	<.5	7.5
84NW 0+50NE	1.0	8.6	9.9	33	<.1	8.8	5.0	186	2.17	3.1	.3	2.8	.9	36	.1	.1	.2	92	.22	.018	7	21.9	.45	74	.218	1	1.17	.010	.06	.2	.01	1.4	<.1	<.05	14	<.5	15.0
84NW 0+50SW	.5	13.9	4.5	18	.2	8.2	4.0	149	1.24	1.3	.4	4.6	.2	38	<.1	.1	.1	41	.33	.038	6	21.4	.30	75	.079	1	1.01	.009	.03	.1	.04	1.6	<.1	<.05	4	<.5	15.0
RE 84NW 7SW	.6	13.2	3.8	38	.1	24.9	8.6	293	3.21	2.4	.3	1.0	.6	39	.1	.1	.1	97	.28	.080	5	54.5	.88	55	.156	1	1.71	.009	.06	.1	.03	2.1	<.1	<.05	9	<.5	15.0
84NW 1SW	.4	13.1	4.7	41	.1	15.8	6.1	216	2.40	1.8	.2	113.0	.6	48	<.1	.1	.1	80	.37	.038	4	30.2	.57	72	.142	1	1.40	.008	.04	.1	.02	1.7	<.1	<.05	8	<.5	15.0
84NW 1+50SW	.8	15.7	7.0	36	<.1	9.0	6.7	468	1.42	1.6	.4	1.5	.2	48	.2	.1	.1	41	.46	.040	8	24.1	.34	111	.090	2	.89	.010	.06	.1	.03	1.5	<.1	<.05	6	<.5	7.5
84NW 2SW	2.0	47.6	8.7	92	.1	32.8	26.5	3021	4.14	2.4	.6	2.0	.6	70	.6	.1	.2	118	.83	.067	8	64.9	1.09	270	.079	2	3.14	.015	.17	.1	.04	4.9	.1	<.05	11	<.5	7.5
84NW 2+50SW	1.4	25.2	8.1	44	<.1	15.4	7.0	350	2.37	2.0	.4	4.7	.3	51	.1	.1	.1	82	.35	.042	7	37.8	.63	97	.120	1	1.76	.011	.08	.1	.03	2.0	<.1	<.05	11	<.5	15.0
84NW 3SW	1.0	16.7	8.5	44	<.1	29.0	7.9	283	2.46	3.0	.4	2.7	.9	42	.1	.1	.2	81	.34	.066	8	66.2	.90	78	.177	1	1.67	.011	.05	.1	.04	1.8	<.1	<.05	12	<.5	15.0
84NW 3+50SW	.6	30.5	3.7	74	<.1	38.2	16.0	649	3.32	1.4	.4	2.1	.6	78	.1	.1	.1	103	.80	.039	5	62.3	1.65	200	.177	2	2.26	.010	.33	.1	.02	3.1	.1	<.05	9	<.5	15.0
84NW 5+50SW	.4	34.3	4.2	44	.1	25.0	9.6	300	2.50	1.9	.4	2.1	.5	34	<.1	<.1	.1	91	.42	.110	5	53.7	1.09	59	.109	3	2.06	.009	.03	.1	.03	2.2	<.1	<.05	9	<.5	15.0
84NW 6SW	.4	22.2	2.7	38	<.1	22.4	9.9	284	2.80	2.4	.3	1.9	.8	35	.1	.1	<.1	76	.33	.104	5	44.3	.84	70	.120	3	2.02	.009	.11	.1	.03	2.3	<.1	<.05	6	<.5	15.0
84NW 6+50SW	.4	12.8	3.9	39	<.1	22.5	8.9	290	2.82	1.6	.2	2.7	.7	44	<.1	.1	.1	82	.30	.077	4	44.4	.94	43	.171	5	2.00	.008	.04	.1	.03	2.2	<.1	<.05	9	<.5	15.0
84NW 7SW	.5	13.1	3.7	39	.1	23.8	8.4	295	3.03	2.5	.2	7.9	.6	38	.1	.1	.1	93	.28	.077	5	53.0	.83	55	.153	1	1.71	.009	.06	.1	.03	2.1	<.1	<.05	9	<.5	15.0
84NW 7+50SW	.2	19.5	1.6	56	<.1	110.6	17.8	448	3.32	1.1	.1	.9	.2	47	.1	<.1	<.1	89	.33	.096	3	157.0	2.23	88	.152	3	2.64	.008	.63	<.1	.01	1.2	.1	<.05	8	<.5	15.0
84NW 8SW	.4	13.7	5.9	34	<.1	18.3	6.9	246	1.53	1.5	.3	2.6	.2	53	<.1	.1	.1	57	.30	.028	6	40.1	.79	69	.181	4	1.48	.011	.12	<.1	.05	1.6	<.1	<.05	10	<.5	15.0
84NW 8+50SW	.5	10.7	3.1	25	<.1	19.0	6.6	244	2.48	1.1	.3	3.0	.2	44	<.1	.1	<.1	47	.30	.061	4	42.4	.54	93	.067	3	1.19	.014	.04	<.1	.06	2.0	.1	<.05	6	<.5	7.5
84NW 9SW	6.9	24.5	4.1	59	<.1	30.2	30.4	3566	4.90	3.9	.4	2.0	.8	52	.2	.1	.1	90	.50	.080	5	61.3	.72	223	.070	13	1.80	.016	.08	.1	.10	3.0	.1	<.05	6	<.5	7.5
85NW 3NE	1.0	21.9	5.8	33	<.1	13.8	7.6	447	1.82	1.1	.6	7.3	.4	48	.1	.1	.1	55	.54	.067	6	28.6	.50	86	.066	1	1.20	.011	.05	.1	.04	2.6	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.8	126.5	29.6	147	.3	25.4	11.1	714	2.89	21.4	6.6	47.6	3.0	40	6.0	3.5	5.1	58	.86	.079	13	187.6	.60	164	.083	17	1.91	.079	.15	3.4	.23	3.3	1.8	<.05	7	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
85NW 2+50NE	2.0	30.9	12.7	35	.4	8.9	6.3	570	1.44	1.0	.7	3.1	<.1	107	.3	.1	.1	45	1.78	.145	8	17.1	.29	162	.015	3	1.04	.012	.04	.1	.08	.9	.1	.13	3	.5	.5
85NW 2NE	.8	20.1	3.7	32	.2	12.4	6.2	360	1.72	1.4	.5	3.8	.5	50	.1	.1	<.1	56	.63	.090	7	26.9	.43	82	.070	1	1.06	.009	.06	.1	.03	2.6	<.1	<.05	4	<.5	15.0
85NW 1+50NE	.6	15.7	4.6	12	.4	3.6	1.6	67	.94	.9	.5	25.7	<.1	25	.2	.1	.1	28	.17	.064	4	15.5	.12	46	.025	2	.90	.010	.03	.1	.05	.9	<.1	.06	4	<.5	7.5
85NW 1NE	1.3	51.6	4.4	28	1.1	9.8	3.1	229	1.40	.7	1.6	4.2	.1	119	.4	.2	.1	26	1.96	.263	15	27.3	.24	193	.008	4	1.41	.013	.07	.1	.22	1.3	.1	.23	3	.9	7.5
85NW 0+50NE	1.0	27.8	4.2	63	.1	24.0	11.7	559	2.75	1.2	.6	4.0	.7	69	.1	.1	.1	79	.87	.129	9	43.2	1.17	108	.090	1	1.74	.017	.17	.1	.03	2.9	<.1	<.05	7	<.5	7.5
85NW 0+50SW	.4	11.1	3.5	23	.1	9.3	4.3	190	1.18	.8	.3	6.2	.5	48	.1	.1	<.1	46	.50	.048	7	23.5	.37	72	.100	1	.89	.010	.03	.1	.02	2.3	<.1	<.05	4	<.5	15.0
85NW 1SW	1.3	32.7	5.7	60	.2	26.3	12.3	413	3.06	2.4	.6	3.1	.8	47	.2	.1	.1	83	.52	.086	8	49.3	.81	159	.090	2	2.09	.011	.10	.2	.04	3.2	.1	<.05	9	<.5	15.0
85NW 1+50SW	.4	8.7	4.4	23	.1	9.5	4.2	164	1.58	1.0	.3	4.7	.4	43	.1	.1	.1	56	.37	.023	6	26.0	.35	57	.118	1	.99	.008	.04	.1	.01	1.9	<.1	<.05	6	<.5	15.0
85NW 2SW	.6	26.5	4.7	39	.2	19.2	8.7	252	3.16	2.5	.4	12.3	1.0	41	.1	.1	.1	90	.36	.042	6	49.0	.67	63	.141	3	2.15	.008	.03	.2	.04	2.9	<.1	<.05	6	<.5	15.0
85NW 2+50SW	.9	18.2	5.2	51	<.1	42.5	10.0	340	2.74	1.4	.3	2.5	.6	54	.1	.1	.1	86	.60	.026	8	90.0	.96	90	.162	2	1.62	.013	.05	.1	.01	2.6	<.1	<.05	8	<.5	15.0
85NW 3SW	.3	16.0	3.1	27	.1	16.6	6.9	222	2.48	2.4	.3	4.5	.8	41	.2	.2	<.1	71	.44	.049	8	42.5	.47	72	.113	1	1.58	.009	.03	.2	.03	2.8	<.1	<.05	4	<.5	15.0
85NW 3+50SW	.5	18.7	3.3	33	.1	16.8	7.5	227	2.62	2.9	.4	7.8	1.1	34	.2	.1	.1	72	.33	.077	6	39.4	.47	75	.109	1	2.00	.009	.04	.2	.05	2.8	<.1	<.05	5	<.5	15.0
85NW 4SW	1.3	14.2	7.5	44	<.1	16.9	8.5	350	2.98	2.7	.3	3.6	.9	37	.1	.2	.2	107	.28	.041	8	42.7	.79	55	.227	2	1.60	.010	.07	.2	.02	2.4	.1	<.05	12	<.5	15.0
85NW 4+50SW	.4	18.6	2.9	32	<.1	17.7	8.5	271	2.04	1.5	.3	117.5	.8	53	.1	.1	.1	66	.49	.042	7	37.0	.56	74	.117	1	1.41	.011	.04	.1	.01	2.8	<.1	<.05	5	<.5	15.0
85NW 6SW	.4	16.0	4.1	25	<.1	14.2	6.1	204	2.20	2.1	.3	4.0	1.0	35	.1	.1	.1	68	.29	.055	7	38.4	.45	57	.118	2	1.68	.008	.03	.1	.02	2.9	<.1	<.05	7	<.5	15.0
85NW 6+50SW	.7	21.9	4.5	39	<.1	16.5	7.6	317	3.00	2.1	.2	7.8	.8	34	.1	.1	.1	94	.26	.100	6	45.4	.62	44	.158	1	1.63	.009	.04	.2	.03	2.2	<.1	<.05	9	<.5	15.0
85NW 7SW	.7	14.4	3.6	45	<.1	20.1	8.3	263	3.91	2.4	.3	6.6	.9	35	.2	.1	.1	118	.32	.151	5	54.0	.72	61	.143	2	1.75	.008	.04	.2	.02	2.8	<.1	<.05	8	<.5	15.0
85NW 7+50SW	.5	15.5	3.6	36	.1	20.9	6.9	226	3.01	2.2	.3	5.7	.8	36	.2	.1	.1	79	.29	.145	5	54.3	.55	66	.108	1	1.83	.008	.05	.1	.05	2.3	<.1	<.05	7	<.5	15.0
85NW 8SW	.4	23.3	3.0	39	<.1	25.5	8.4	259	2.46	1.9	.3	17.1	1.0	42	.1	.1	<.1	75	.36	.059	6	57.0	.66	65	.139	1	1.61	.009	.09	.1	.02	2.7	<.1	<.05	6	<.5	15.0
85NW 8+50SW	.3	25.6	2.2	27	<.1	23.0	8.5	680	2.27	2.4	.4	5.9	1.1	54	.1	.1	<.1	69	.59	.089	8	50.0	.59	69	.113	1	1.07	.011	.07	.4	.02	2.9	<.1	<.05	4	<.5	15.0
85NW 9SW	.6	62.2	3.8	57	.3	40.0	17.3	597	3.00	1.0	.7	3.9	.9	102	.1	.1	<.1	100	1.20	.234	10	67.1	1.42	91	.104	2	2.00	.012	.15	.1	.09	2.6	.1	<.05	8	<.5	15.0
86NW 3NE	1.7	29.7	8.1	84	.3	25.2	12.0	443	3.45	2.8	.8	1.3	.9	64	.2	.1	.3	82	.72	.058	10	50.9	1.02	114	.071	<1	2.47	.012	.10	.1	.04	3.6	.1	.06	11	<.5	7.5
86NW 2+50NE	2.1	23.1	7.3	60	.1	16.1	11.5	629	2.42	1.6	.8	10.7	.5	61	.3	.1	.1	65	.76	.127	9	33.0	.68	108	.057	1	1.38	.012	.07	.1	.04	2.6	.1	<.05	5	<.5	7.5
86NW 2NE	2.6	47.0	9.5	40	.4	11.1	8.9	2137	1.49	1.6	2.1	4.7	.2	145	.8	.4	.1	38	2.64	.184	17	24.4	.25	209	.013	5	1.53	.013	.07	.1	.16	2.0	.1	.21	3	1.2	7.5
86NW 1+50NE	1.6	30.1	7.9	75	.1	34.1	16.3	616	3.45	2.0	.5	46.5	.6	64	.4	.1	.1	95	.81	.062	6	73.4	.91	130	.066	2	1.90	.012	.10	.1	.02	3.2	<.1	<.05	9	<.5	7.5
86NW 1NE	.9	24.2	4.8	37	.2	16.7	7.1	264	2.14	1.1	.4	3.9	.4	61	.1	.1	.1	65	.72	.058	7	35.8	.62	101	.087	1	1.29	.010	.06	.1	.03	2.5	<.1	<.05	6	<.5	15.0
86NW 0+50NE	2.4	43.4	6.6	35	.6	11.8	12.2	1372	2.12	1.0	1.0	4.8	.2	95	.5	.2	.1	54	1.59	.197	11	23.8	.52	155	.016	4	1.29	.017	.08	.1	.11	1.9	.1	.20	3	.6	7.5
86NW 0+50SW	1.5	25.3	4.0	55	.4	17.9	13.2	757	2.36	1.0	.5	3.8	.3	60	.3	.1	.1	66	.77	.109	6	40.9	.80	107	.049	3	1.54	.012	.08	.1	.06	2.8	.1	.07	6	<.5	7.5
86NW 2+50SW	.6	23.8	4.5	32	.1	14.3	6.1	211	2.46	2.0	.3	5.2	.4	36	.2	.1	.1	71	.31	.032	6	37.8	.45	51	.110	1	1.54	.008	.04	.1	.03	2.2	<.1	<.05	7	<.5	15.0
86NW 3SW	2.1	21.1	12.2	41	.1	12.3	6.1	288	2.67	3.6	.5	3.2	.8	29	.1	.2	.2	97	.21	.040	10	33.4	.44	94	.118	1	1.93	.008	.08	.2	.03	2.8	.1	<.05	15	<.5	15.0
86NW 3+50SW	1.6	43.2	6.5	65	<.1	24.0	10.5	621	3.03	2.9	.7	1.6	.5	59	.3	.2	.1	72	.74	.093	9	44.6	.72	188	.055	2	1.97	.010	.10	.1	.03	3.3	.1	.06	8	<.5	15.0
RE 4+50SW	.8	9.9	5.4	23	<.1	8.8	4.3	155	1.53	1.6	.2	33.7	.2	35	.1	.1	.1	60	.30	.021	5	30.7	.32	43	.117	1	.77	.008	.04	.1	.01	1.6	<.1	<.05	8	<.5	15.0
86NW 4SW	1.8	38.3	6.3	32	.1	14.8	8.2	433	2.36	1.9	.6	2.9	.3	56	.2	.1	.1	72	.62	.069	10	35.3	.44	130	.058	1	1.62	.009	.07	.1	.03	2.9	.1	<.05	8	<.5	15.0
86NW 4+50SW	.9	10.0	5.6	23	<.1	9.1	4.3	159	1.56	1.6	.3	40.1	.2	37	.2	.1	.1	63	.31	.020	5	31.7	.33	44	.125	2	.80	.009	.04	.1	.02	1.7	<.1	<.05	8	<.5	15.0
STANDARD DS6	11.4	124.1	29.5	142	.3	24.9	10.7	695	2.83	21.4	6.5	47.4	3.1	41	6.1	3.5	5.1	56	.86	.078	14	177.8	.58	166	.081	16	1.93	.073	.16	3.3	.21	3.4	1.7	<.05	7	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data  FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
86NW 5SW	.6	8.3	4.2	49	<.1	8.0	5.0	299	1.33	.7	.2	2.3	.1	90	.1	<.1	.1	41	.51	.071	3	14.5	.45	95	.040	2	1.24	.010	.07	.1	.04	1.4	<.1	<.05	7	<.5	15.0
86NW 6SW	.7	31.3	3.7	28	.1	15.0	6.4	207	1.96	2.0	.4	2.2	.5	29	.1	.1	.1	60	.30	.056	6	35.7	.47	89	.080	1	1.87	.008	.05	.1	.05	2.7	<.1	<.05	5	<.5	15.0
86NW 6+50SW	.3	7.3	4.6	24	<.1	10.3	4.3	134	1.94	1.9	.2	3.0	.9	22	.1	.1	.1	65	.18	.047	5	30.1	.34	55	.110	1	1.49	.007	.02	.1	.02	2.2	<.1	<.05	8	<.5	15.0
86NW 7SW	.8	13.2	4.1	28	<.1	14.4	5.4	169	2.47	2.3	.3	4.8	.6	26	.1	.1	.1	77	.23	.053	5	38.6	.41	62	.121	1	1.27	.007	.03	.2	.02	1.8	<.1	<.05	7	<.5	15.0
86NW 7+50SW	.6	14.6	3.3	28	<.1	17.7	6.0	168	2.27	1.8	.3	14.4	1.0	28	.1	.1	.1	67	.23	.041	5	44.3	.46	54	.120	1	1.67	.007	.04	.2	.02	2.0	<.1	<.05	6	<.5	15.0
86NW 8SW	.3	14.1	3.1	30	<.1	27.2	7.5	221	1.85	1.2	.2	2.1	.5	39	.1	.1	.1	63	.38	.058	5	50.1	.70	76	.120	1	1.24	.009	.10	.1	.01	2.0	<.1	<.05	6	<.5	15.0
86NW 8+50SW	.4	24.8	2.7	34	<.1	21.7	8.7	296	2.08	1.7	.3	15.4	.7	41	.1	.1	<.1	67	.54	.074	6	44.1	.64	72	.107	1	1.29	.009	.10	.1	.01	2.3	<.1	<.05	5	<.5	15.0
86NW 9SW	.7	14.8	2.7	56	.1	45.6	14.3	410	3.12	1.0	.5	76.5	.9	57	.2	<.1	.1	100	.67	.146	6	81.4	1.40	45	.134	<1	1.98	.006	.09	.1	.02	1.7	<.1	<.05	7	<.5	15.0
RE 86NW 9SW	.6	14.4	2.5	55	.1	45.1	14.6	411	3.13	1.0	.4	36.0	.8	52	.1	<.1	<.1	98	.66	.145	5	82.2	1.40	43	.134	1	1.96	.007	.09	.1	.02	1.7	<.1	<.05	7	<.5	15.0
87NW 3NE	1.6	30.7	7.0	75	.2	11.7	9.8	566	3.05	2.3	.7	3.3	.3	44	.3	.1	.1	71	.31	.127	7	24.6	.66	81	.057	2	1.60	.011	.07	.2	.05	1.8	<.1	.08	6	<.5	7.5
87NW 2+50NE	1.3	74.3	6.2	35	.8	10.1	5.0	311	1.48	2.0	2.1	5.1	.3	119	.5	.1	.1	28	2.29	.184	22	18.1	.31	177	.019	4	1.88	.012	.05	.1	.20	1.8	.1	.23	3	1.2	7.5
87NW 2NE	2.4	18.5	7.5	63	.1	16.0	9.1	432	2.61	1.7	.5	4.7	.5	54	.2	.1	.1	73	.56	.053	7	32.1	.87	101	.103	1	1.61	.011	.09	.1	.03	2.6	.1	<.05	8	<.5	15.0
87NW 1+50NE	1.9	30.3	5.1	55	.2	23.4	10.1	526	2.58	1.9	.6	5.7	.7	54	.2	.1	.1	74	.74	.083	8	49.3	.73	146	.076	1	1.73	.010	.08	.1	.04	3.5	.1	<.05	6	.6	15.0
87NW 1NE	2.7	15.1	2.9	13	.5	4.0	1.7	79	.72	.8	.4	18.0	.1	96	.4	.1	.1	26	1.57	.082	3	11.7	.10	63	.020	2	.48	.010	.03	.1	.08	1.1	<.1	.15	2	.5	7.5
87NW 0+50NE	2.6	31.0	6.6	30	.8	9.8	10.1	956	1.58	1.2	1.4	1.9	.2	101	.4	.2	.1	40	1.96	.159	11	21.3	.29	144	.018	3	1.12	.013	.05	.1	.13	1.5	.1	.19	3	.5	.5
87NW 0+50SW	.9	19.3	3.1	32	.1	12.8	6.7	255	1.66	1.3	.4	6.4	.4	44	.1	.1	<.1	51	.66	.090	6	25.7	.50	65	.060	5	1.05	.007	.04	.1	.03	2.1	<.1	<.05	4	<.5	15.0
87NW 2SW	1.0	23.9	3.4	42	.2	24.1	9.6	348	2.24	.9	.5	4.1	.3	52	.1	<.1	.1	71	.77	.140	7	47.9	.95	98	.074	2	1.61	.009	.05	.1	.04	2.5	<.1	<.05	5	<.5	15.0
87NW 3SW	.7	8.7	4.5	77	<.1	48.0	13.7	429	3.26	1.6	.2	1.4	.4	50	.1	.1	.1	120	.40	.032	4	91.4	1.56	91	.240	1	2.15	.008	.09	.1	.01	2.0	<.1	<.05	13	<.5	15.0
87NW 3+50SW	.9	17.4	7.3	51	.1	14.3	6.6	228	2.94	2.1	.4	24.1	.6	44	.2	.1	.1	92	.34	.037	4	35.9	.56	74	.165	3	1.42	.010	.04	.2	.03	2.0	<.1	<.05	10	<.5	7.5
87NW 4SW	.7	7.9	8.9	29	<.1	9.2	4.6	189	1.38	1.2	.2	5.1	.3	47	.1	.1	.1	52	.38	.030	5	21.0	.37	76	.132	1	.80	.009	.06	.1	.02	1.4	<.1	<.05	7	<.5	15.0
87NW 4+50SW	1.3	10.0	7.1	30	<.1	12.9	6.1	225	1.90	1.7	.2	180.3	.6	49	.1	.1	.1	82	.46	.018	5	38.1	.47	57	.200	1	.85	.009	.04	.2	<.01	1.8	<.1	<.05	8	<.5	15.0
87NW 5SW	.3	24.4	4.7	31	.1	16.9	8.1	241	2.09	2.0	.4	5.3	.8	38	.1	.1	.1	70	.42	.045	7	36.8	.50	111	.087	2	1.48	.009	.04	.1	.03	3.6	<.1	<.05	4	.5	15.0
87NW 6SW	2.3	78.2	3.8	38	.3	24.2	9.6	297	2.47	1.5	.6	3.2	.2	39	.1	.1	.1	68	.41	.109	9	51.2	.63	123	.058	1	2.12	.009	.07	.1	.08	2.6	.1	<.05	6	.6	15.0
87NW 6+50SW	.7	18.8	3.1	37	.1	17.2	7.2	261	3.31	3.1	.3	6.4	1.1	22	.2	.1	<.1	90	.23	.110	4	51.3	.52	48	.102	2	2.03	.007	.03	.2	.04	2.8	<.1	<.05	5	<.5	15.0
87NW 7SW	.7	19.5	4.2	37	.1	28.6	8.6	252	2.45	1.8	.2	12.3	.6	33	.1	.1	.1	86	.23	.059	4	54.6	.83	47	.163	2	1.49	.008	.04	.2	.01	2.0	<.1	<.05	8	<.5	15.0
87NW 7+50SW	.5	23.1	4.4	41	<.1	26.8	10.1	291	2.39	1.4	.2	1.0	.3	37	.1	.1	.1	81	.27	.025	3	53.3	.85	69	.155	2	1.59	.011	.09	.1	<.01	2.1	<.1	<.05	10	<.5	7.5
87NW 8SW	1.6	34.7	3.9	75	<.1	62.9	19.6	637	3.56	1.1	.5	2.6	.4	56	.1	<.1	.1	106	.75	.068	6	111.8	1.71	91	.165	1	2.34	.010	.06	.1	.01	2.4	<.1	<.05	9	<.5	15.0
87NW 8+50SW	.5	17.4	3.1	34	<.1	31.5	7.5	214	1.94	1.7	.3	8.4	.6	38	.1	.1	.1	61	.46	.048	6	59.3	.70	56	.127	1	1.34	.009	.08	.1	.01	2.0	<.1	<.05	6	<.5	15.0
88NW 2+50NE	.4	19.8	3.7	24	<.1	9.8	4.5	159	1.41	1.3	.3	21.8	.6	42	.1	.1	<.1	44	.57	.080	7	22.0	.37	58	.072	1	.86	.009	.02	.2	.01	2.2	<.1	<.05	3	<.5	15.0
88NW 2NE	1.3	15.7	2.5	29	.4	6.0	5.1	232	.64	.7	.3	.5	.1	91	.5	.1	<.1	12	1.61	.066	4	7.5	.25	86	.015	3	.50	.011	.06	<.1	.06	1.1	<.1	.13	1	<.5	15.0
88NW 1+50NE	.6	21.0	3.6	26	.1	13.2	5.4	211	1.50	1.2	.4	4.0	.4	42	.1	.1	<.1	47	.53	.074	7	24.1	.43	85	.070	1	1.11	.009	.04	.1	.02	2.4	<.1	<.05	3	<.5	15.0
88NW 1NE	.8	14.0	3.9	20	.2	10.7	4.8	158	1.21	.6	.4	2.3	.2	40	.1	.1	.1	42	.37	.050	6	22.4	.32	62	.052	1	.91	.009	.03	.1	.03	1.8	<.1	<.05	3	<.5	15.0
88NW 0+50NE	.9	36.1	3.6	17	.5	7.5	2.0	105	.75	<.5	.9	2.7	.1	95	.4	.1	<.1	10	1.91	.146	11	17.6	.16	138	.011	3	1.00	.010	.04	<.1	.17	1.2	<.1	.33	2	.8	7.5
88NW 0+50SW	3.5	39.9	7.3	59	.6	19.3	18.3	1832	2.42	1.5	.9	2.2	.2	96	.8	.2	.1	68	1.66	.198	9	37.7	.62	213	.030	2	1.98	.011	.09	.1	.11	1.9	.1	.21	5	.6	15.0
STANDARD DS6	11.8	123.5	29.6	141	.3	24.8	10.8	702	2.83	21.3	6.6	46.2	2.9	41	6.2	3.5	5.1	57	.85	.078	13	178.8	.58	165	.081	17	1.88	.072	.15	3.5	.23	3.3	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
88NW 1SW	1.3	23.5	4.6	41	<.1	16.2	10.3	453	1.99	1.6	.6	11.4	.5	59	.1	.1	.1	57	.75	.087	7	32.6	.55	126	.060	2	1.41	.012	.05	.1	.03	3.1	<.1	<.05	5	<.5	7.5
88NW 2SW	1.5	15.7	4.5	26	.3	9.1	4.1	186	1.51	1.5	.4	6.5	.3	55	.1	.1	.1	51	.74	.043	6	28.9	.29	127	.062	2	.98	.011	.05	.1	.03	2.3	<.1	<.05	5	<.5	7.5
88NW 2+50SW	2.4	46.6	5.9	58	.2	20.9	9.4	901	2.28	1.7	1.1	5.3	.2	73	.4	.1	.1	68	1.17	.126	10	40.0	.67	139	.028	2	1.62	.010	.06	.1	.03	1.6	.1	.10	6	<.5	7.5
88NW 3SW	1.3	60.4	8.2	65	.2	25.6	12.2	719	2.71	2.2	.9	2.1	.2	59	.3	.1	.1	60	.79	.097	12	46.0	.67	212	.039	3	2.52	.013	.10	.1	.04	2.6	<.1	.08	6	<.5	.5
88NW 3+50SW	.9	36.7	2.3	91	<.1	44.2	19.3	548	4.11	1.7	.3	<.5	.8	70	.3	.1	<.1	131	.81	.075	6	64.9	1.88	173	.257	1	2.32	.008	.22	.2	.01	1.8	<.1	<.05	10	<.5	15.0
88NW 4SW	1.4	27.1	3.3	72	.1	45.4	18.9	903	3.68	1.0	.9	2.8	.5	66	.2	<.1	.1	86	.99	.175	10	78.6	1.96	160	.095	2	2.59	.008	.36	.1	.04	2.4	.1	<.05	8	<.5	15.0
88NW 4+50SW	1.2	38.8	3.1	24	.4	8.5	4.7	269	1.29	1.2	1.2	2.4	.1	82	.5	.1	.1	25	1.23	.172	14	21.8	.23	124	.011	2	1.21	.008	.07	.1	.08	1.0	<.1	.14	3	.5	15.0
88NW 5SW	20.4	54.0	6.4	31	.7	17.8	21.1	20517	7.20	5.0	1.6	4.7	.4	99	.8	.2	.1	67	1.52	.132	20	29.9	.36	702	.027	4	1.87	.016	.08	.1	.21	3.7	.2	.25	5	1.2	7.5
88NW 6SW	.9	8.6	6.1	23	<.1	11.5	4.8	207	2.30	2.2	.2	15.0	.5	24	.1	.1	.1	89	.25	.037	6	35.9	.35	50	.146	1	.98	.008	.03	.1	.01	1.6	<.1	<.05	9	<.5	15.0
88NW 6+50SW	.5	15.4	4.8	41	.1	14.2	7.1	213	3.03	2.7	.3	8.6	1.1	32	.2	.1	.1	90	.28	.080	6	43.2	.54	64	.126	2	2.24	.009	.04	.2	.02	3.3	<.1	<.05	8	<.5	15.0
88NW 7SW	.7	9.1	7.2	35	<.1	13.9	6.2	248	1.82	1.4	.2	1.1	.8	45	.1	.1	.1	65	.26	.038	7	32.9	.61	66	.175	1	1.28	.009	.10	.1	<.01	1.7	.1	<.05	10	<.5	15.0
88NW 7+50SW	2.5	47.6	8.0	46	.4	18.9	12.3	584	2.64	1.2	1.1	1.1	<.1	48	.2	.1	.1	78	.65	.206	8	37.8	.43	243	.006	2	1.70	.011	.14	.1	.08	.4	.1	.14	6	.6	7.5
88NW 8SW	.6	19.1	5.6	32	.1	17.8	7.0	200	1.98	1.2	.3	1.6	.2	43	.1	.1	.1	77	.40	.033	5	56.4	.51	91	.149	1	1.01	.011	.06	.1	.02	1.7	<.1	<.05	7	<.5	7.5
88NW 8+50SW	.4	17.9	3.0	26	<.1	14.9	6.5	208	1.83	1.7	.3	4.2	1.0	40	.1	.1	.1	59	.50	.048	8	31.6	.43	73	.106	1	1.04	.008	.03	.1	.01	2.8	<.1	<.05	4	<.5	15.0
88NW 9SW	1.3	38.5	5.7	34	.2	19.9	16.1	1009	2.64	1.0	.6	1.6	.1	57	.7	.1	.1	87	.96	.129	7	45.9	.53	80	.027	2	1.27	.012	.06	.1	.04	1.2	.1	.09	5	<.5	7.5
89NW 3NE	.8	32.7	2.4	28	.9	5.5	2.8	196	.97	.8	.9	3.6	.1	107	.5	.2	<.1	17	1.48	.163	7	13.2	.22	119	.009	4	.70	.009	.06	.1	.16	1.3	<.1	.17	2	.7	15.0
89NW 2+50NE	.7	16.0	4.5	32	<.1	10.4	6.8	259	1.94	1.6	.2	1.5	.4	36	.1	.3	.1	56	.32	.028	3	17.9	.56	43	.097	1	.84	.024	.04	.1	.02	1.9	<.1	<.05	4	<.5	15.0
89NW 2NE	.5	12.6	2.9	36	<.1	10.8	6.5	345	1.95	2.9	.3	.8	.7	30	.1	.2	<.1	52	.40	.051	4	16.8	.53	65	.089	2	.86	.021	.07	.1	.04	1.8	<.1	<.05	4	<.5	15.0
89NW 1+50NE	.9	11.7	5.2	25	.5	11.1	4.3	142	1.41	.9	.3	9.4	.3	38	.1	.1	.1	46	.37	.043	5	30.5	.34	58	.073	1	1.01	.009	.03	.1	.03	2.0	<.1	<.05	5	<.5	15.0
89NW 1NE	.9	23.3	3.3	25	.2	6.4	6.5	371	.78	.8	.5	1.3	<.1	89	.3	.1	<.1	15	1.65	.077	8	13.0	.19	130	.017	3	.67	.010	.03	.1	.07	.8	<.1	.10	2	.5	.5
89NW 0+50NE	1.1	18.3	5.0	20	.2	5.5	6.9	246	1.15	1.0	.4	1.4	<.1	58	.4	.1	.1	31	.67	.078	6	18.2	.18	122	.019	2	.73	.010	.05	.1	.04	.8	<.1	.08	3	<.5	7.5
89NW 0+50SW	1.7	37.7	6.8	59	.2	21.0	12.3	559	2.75	2.1	.7	7.7	.4	46	.1	.1	.1	78	.59	.084	7	43.5	.64	195	.055	1	2.04	.011	.10	.1	.04	3.0	.1	<.05	7	<.5	15.0
89NW 1SW	1.4	39.2	6.1	59	.1	21.2	12.5	546	2.76	2.1	.8	4.5	.4	45	.2	.1	.1	76	.57	.102	7	45.1	.74	141	.055	1	1.89	.009	.09	.1	.04	2.5	.1	<.05	7	.5	15.0
89NW 1+50SW	.6	31.4	3.9	42	<.1	19.4	10.8	294	2.19	1.6	.7	11.1	.6	33	.1	.1	.1	61	.38	.066	8	40.1	.64	90	.080	1	1.47	.008	.04	.1	.03	2.7	<.1	<.05	4	<.5	15.0
89NW 2SW	.8	14.4	4.6	26	.1	10.7	6.4	337	1.56	1.5	.4	3.6	.4	32	.1	.1	<.1	53	.48	.077	6	29.3	.37	90	.052	<1	.83	.007	.03	.1	.02	2.0	<.1	<.05	3	<.5	15.0
89NW 2+50SW	.7	24.3	3.8	66	<.1	35.5	17.7	682	3.25	1.8	.6	2.8	.9	63	.1	.1	.1	95	.98	.145	7	58.3	1.49	115	.148	1	2.05	.008	.13	.1	.01	2.4	<.1	<.05	8	<.5	15.0
89NW 3SW	1.1	27.5	5.1	43	.2	19.9	9.3	474	2.25	1.5	.8	5.3	.2	47	.1	.1	.1	66	.75	.110	8	39.8	.68	134	.052	2	1.49	.009	.06	.1	.02	2.2	<.1	.06	5	<.5	7.5
89NW 3+50SW	.5	16.2	3.6	36	<.1	19.1	6.8	272	1.62	1.4	.4	.9	.3	44	.1	.1	<.1	46	.62	.045	5	39.9	.54	95	.067	2	1.09	.009	.06	<.1	.01	2.0	<.1	<.05	4	<.5	.5
89NW 4SW	1.3	23.7	4.7	75	.1	43.7	17.4	622	4.18	1.4	.6	.8	.5	73	.1	<.1	.1	132	1.06	.045	6	73.8	2.06	124	.203	<1	2.63	.007	.07	.1	.01	2.7	<.1	<.05	12	<.5	15.0
89NW 4+50SW	.6	9.4	4.8	28	.1	8.4	4.1	142	1.50	1.7	.2	3.0	.1	27	.2	.1	.1	60	.26	.023	5	24.7	.28	50	.096	1	.78	.007	.03	.1	.01	1.5	<.1	<.05	6	<.5	15.0
89NW 5SW	1.5	84.7	13.5	59	.6	26.8	13.9	824	2.98	2.6	2.3	4.1	.5	71	.2	.1	.1	73	.88	.103	22	49.2	.64	311	.035	3	3.09	.016	.13	.1	.07	3.9	.1	.09	7	<.5	.5
89NW 5+50SW	2.3	56.5	4.4	58	.3	33.6	13.1	645	2.73	2.9	1.8	5.0	1.0	45	.2	.1	.1	70	.48	.085	13	67.9	.85	151	.078	1	2.24	.013	.04	.1	.07	4.3	.1	<.05	6	<.5	15.0
89NW 6SW	48.6	74.3	6.4	21	.7	9.0	4.1	211	4.16	2.8	2.9	6.3	.3	32	.7	.2	<.1	109	.45	.133	26	42.5	.21	74	.018	5	2.68	.010	.02	.1	.22	2.8	.1	.25	3	1.4	.5
RE 89NW 6SW	45.0	72.5	6.3	20	.6	8.3	3.7	201	4.01	2.9	2.8	5.4	.4	30	.7	.2	.1	100	.45	.127	25	40.0	.20	69	.017	9	2.51	.011	.02	.1	.22	2.7	.1	.24	3	1.3	.5
STANDARD DS6	12.1	127.5	30.0	144	.4	25.3	11.2	715	2.90	21.6	6.8	47.0	3.1	41	6.1	3.8	5.2	58	.87	.079	14	187.2	.59	166	.084	16	1.92	.074	.16	3.7	.23	3.4	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
89NW 6+50SW	.6	8.9	6.2	25	<.1	11.4	5.3	189	2.56	2.0	.2	54.8	.5	34	.1	.1	.1	88	.25	.057	6	41.8	.40	41	.149	2	.98	.010	.03	.2	.01	1.9	<.1	<.05	8	<.5	15.0
89NW 7SW	.5	11.1	4.4	33	.1	14.2	6.1	194	2.30	1.6	.3	6.4	.6	39	.1	.1	.1	75	.30	.038	5	45.1	.45	81	.135	1	1.04	.009	.04	.1	.01	1.9	<.1	<.05	6	<.5	15.0
89NW 7+50SW	.4	15.1	4.5	28	<.1	18.2	6.5	205	2.19	2.0	.3	3.9	.9	39	.1	.1	.1	76	.37	.054	6	47.9	.48	55	.127	1	1.30	.008	.04	.1	.03	2.5	<.1	<.05	6	<.5	15.0
89NW 8SW	.4	24.4	3.1	34	<.1	20.2	7.7	231	2.24	2.0	.4	10.5	1.0	43	.1	.1	<.1	68	.36	.064	6	49.9	.59	52	.126	1	1.52	.008	.08	.1	.02	2.5	<.1	<.05	5	<.5	15.0
89NW 8+50SW	1.5	69.9	7.7	66	.3	39.6	17.4	631	3.71	3.4	.8	4.0	.4	65	.3	.1	.1	97	.73	.121	8	66.0	.76	407	.054	1	3.28	.016	.13	.1	.08	3.0	.1	.07	8	1.0	.5
89NW 9SW	.6	38.4	3.2	44	<.1	36.8	13.0	477	2.73	1.7	.5	3.4	1.0	58	.1	.1	<.1	83	.69	.101	7	74.4	1.09	111	.140	2	1.66	.011	.17	.1	.01	2.8	<.1	<.05	6	<.5	15.0
RE 89NW 9SW	.6	38.0	3.4	46	<.1	36.2	12.7	460	2.67	1.5	.5	18.5	1.0	60	.1	.1	<.1	82	.70	.099	7	74.6	1.05	104	.137	1	1.57	.011	.16	.1	.01	2.7	<.1	<.05	6	<.5	15.0
90NW 7NE	2.1	11.6	3.3	136	.3	9.8	13.1	1509	3.37	1.1	2.2	1.5	.4	80	.2	.1	.2	79	1.09	.117	13	19.5	1.18	81	.075	1	2.22	.011	.10	.1	.05	2.0	.1	.07	8	<.5	7.5
90NW 6+50NE	.3	13.9	3.9	56	<.1	11.2	7.2	299	2.41	2.2	.3	2.9	.8	45	.1	.1	.1	67	.35	.074	5	29.2	.49	57	.092	2	1.61	.009	.05	.2	.03	2.1	<.1	<.05	5	<.5	15.0
90NW 6NE	.4	9.2	4.1	36	<.1	11.1	5.7	267	2.83	2.4	.3	3.5	.5	47	.1	.1	.1	80	.39	.137	6	31.5	.42	51	.092	1	1.31	.009	.03	.1	.02	2.3	<.1	<.05	5	<.5	15.0
90NW 5+50NE	.8	5.2	4.4	37	<.1	8.8	4.8	266	2.39	1.5	.3	7.2	.6	58	.1	.1	.1	72	.34	.043	5	21.8	.46	50	.122	1	1.26	.010	.04	.1	.02	2.0	<.1	<.05	8	<.5	15.0
90NW 5NE	1.5	55.4	6.8	61	.2	23.7	10.6	1435	2.60	2.4	1.1	3.8	.7	131	.4	.3	.2	54	1.42	.122	35	36.4	.56	311	.030	2	2.53	.015	.10	.2	.14	3.8	.1	.12	7	.8	.5
90NW 4+50NE	1.1	41.9	6.7	67	.3	22.4	10.8	570	3.27	3.1	1.0	4.0	1.0	101	.1	.2	.2	75	1.08	.111	13	46.0	.68	213	.051	2	2.49	.013	.14	.1	.08	5.3	.1	<.05	8	.7	7.5
90NW 4NE	1.4	31.5	4.4	42	1.1	15.9	5.8	251	1.70	1.3	.7	3.2	.4	158	.3	.2	.1	38	2.48	.124	7	25.8	.30	223	.018	3	1.79	.011	.09	.2	.14	2.6	.1	.21	5	.9	.5
90NW 3+50NE	1.6	19.3	1.6	31	.6	4.8	.8	18	.32	<.5	1.0	2.4	.1	194	.5	.2	<.1	6	3.49	.088	7	7.0	.07	91	.008	3	.42	.015	.02	.1	.16	.9	<.1	.24	1	1.0	.5
90NW 2+50NE	2.4	32.8	7.7	59	.5	12.2	7.3	341	2.64	2.8	.9	3.8	.5	60	.3	.1	.1	58	.48	.094	9	30.3	.55	98	.043	1	1.95	.011	.10	.1	.12	3.2	.1	.08	8	.5	7.5
90NW 2NE	2.1	48.5	8.2	51	.6	13.6	8.2	687	2.21	1.7	1.2	3.3	.1	103	.2	.2	.1	60	1.35	.194	11	33.8	.39	193	.024	4	1.75	.012	.07	.1	.17	1.5	.1	.18	6	.8	.5
90NW 1+50NE	.6	18.3	4.5	28	.5	10.1	4.9	187	1.52	.8	.5	1.7	.1	43	.1	.1	.1	43	.40	.079	5	22.6	.35	82	.041	1	1.04	.011	.04	.1	.05	1.2	<.1	<.05	4	<.5	.5
90NW 1NE	2.1	19.0	6.5	21	.8	4.5	3.8	220	1.52	.6	1.1	2.7	<.1	65	.4	.1	.1	31	.74	.219	11	17.9	.16	104	.008	1	.76	.010	.06	.1	.12	.7	<.1	.16	3	.7	.5
90NW 0+50NE	1.5	24.7	6.3	37	.4	13.6	9.6	547	1.98	1.2	.7	4.0	.3	62	.1	.1	.1	60	.60	.116	10	29.6	.50	118	.050	1	1.45	.015	.07	.1	.06	2.4	<.1	.08	6	<.5	7.5
90NW 0+50SW	.8	23.4	4.7	41	.2	15.2	7.9	326	2.02	1.8	.5	3.3	.6	57	.1	.1	.1	58	.58	.071	7	33.4	.52	110	.080	1	1.38	.009	.07	.1	.04	3.0	<.1	<.05	6	<.5	15.0
90NW 1SW	1.2	24.4	4.0	47	.2	15.5	8.9	463	2.14	1.5	.7	2.7	.5	65	.1	.1	.1	63	.62	.098	7	36.7	.63	124	.082	1	1.49	.010	.07	.1	.04	3.1	.1	<.05	6	<.5	15.0
90NW 1+50SW	.9	24.2	4.3	32	.1	12.8	6.9	373	1.60	1.3	.6	4.3	.5	58	.1	.1	.1	51	.59	.087	9	31.4	.45	101	.082	1	1.26	.012	.05	.1	.05	2.9	<.1	<.05	5	<.5	15.0
90NW 3+50SW	.9	29.6	5.6	54	.3	23.4	12.6	549	2.55	1.6	.8	2.2	.4	67	.1	.1	.1	72	.76	.096	8	44.0	.78	186	.069	1	1.89	.011	.11	.1	.04	3.0	.1	<.05	7	<.5	15.0
90NW 4SW	1.3	49.0	6.6	66	.4	35.2	20.4	1058	3.63	2.1	1.1	4.1	.2	71	.3	.1	.1	94	.94	.120	8	58.8	.98	274	.057	2	2.67	.015	.15	.1	.06	3.0	.1	.08	10	<.5	.5
90NW 4+50SW	1.5	49.5	5.5	65	.2	28.5	20.8	976	3.74	1.6	1.1	2.3	.3	74	.3	.1	.1	103	.97	.124	8	56.8	1.57	218	.064	1	2.47	.013	.17	.1	.03	3.4	.1	.06	9	<.5	15.0
90NW 5SW	.4	18.8	3.5	33	<.1	18.8	9.2	351	2.40	2.0	.4	8.4	.6	61	.1	.2	.1	77	.68	.068	7	45.5	.73	90	.135	<1	1.37	.011	.10	.1	.02	3.0	<.1	<.05	5	<.5	15.0
90NW 5+50SW	6.4	35.5	5.1	49	.7	21.0	45.3	12566	5.71	5.5	.8	3.0	.3	77	.7	.1	.1	110	1.06	.128	10	42.6	.58	386	.042	3	2.10	.015	.09	<.1	.15	3.0	.3	.10	6	.7	7.5
90NW 6SW	6.1	70.6	6.2	17	.2	4.8	6.4	3643	2.23	2.0	1.1	3.7	.1	29	.4	.1	<.1	8	.48	.117	12	19.5	.06	166	.005	2	.92	.009	.02	<.1	.29	1.8	.1	.50	1	1.2	7.5
90NW 6+50SW	8.6	23.6	3.7	61	.1	17.3	13.0	7524	4.92	2.3	.6	2.9	.3	54	.5	.1	<.1	70	.64	.087	8	34.1	.47	222	.046	1	1.50	.010	.04	.1	.08	2.4	.2	.06	4	.6	.5
90NW 7SW	7.9	55.2	3.1	68	.5	23.1	8.6	1637	5.54	2.1	1.7	2.6	.6	83	.1	.1	.1	79	1.13	.172	16	50.3	.67	159	.029	<1	2.36	.011	.05	.1	.10	4.2	.1	.13	6	1.2	7.5
90NW 7+50SW	3.6	42.4	4.0	54	.5	26.5	10.7	1032	3.29	1.8	.9	5.4	.5	78	.2	.1	.1	75	1.16	.167	8	59.7	.84	138	.063	1	1.75	.012	.09	.1	.05	3.6	<.1	.08	6	.9	15.0
90NW 8SW	1.7	31.3	5.8	38	.2	12.9	14.7	1488	1.72	1.1	.3	.8	.1	46	.5	.1	.1	56	.56	.063	5	34.3	.33	133	.059	1	1.26	.012	.09	.1	.04	1.8	.1	<.05	6	<.5	.5
90NW 8+50SW	.9	23.2	5.2	37	.1	25.2	9.3	282	2.50	1.7	.3	3.1	.9	82	.2	.1	.1	89	.50	.020	5	60.7	.92	71	.319	<1	1.39	.011	.11	.2	.01	1.9	<.1	<.05	12	<.5	15.0
STANDARD DS6	11.8	124.8	30.0	145	.3	25.5	10.9	720	2.90	21.5	6.7	47.9	3.1	47	6.2	3.5	5.1	58	.88	.078	14	186.7	.59	168	.097	17	1.99	.074	.16	3.4	.23	3.4	1.8	<.05	7	4.7	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
90NW 9SW	.5	38.2	3.1	58	<.1	62.2	16.2	486	3.14	1.8	.4	.7	.9	64	.1	.1	<.1	89	.87	.145	6	109.1	1.54	120	.141	1	1.99	.010	.33	.1	.02	2.4	.1	<.05	8	<.5	15.0
91NW 7NE	1.7	10.9	4.5	165	<.1	11.4	8.2	901	2.81	1.9	1.0	2.0	.6	142	.2	.1	.4	64	.72	.049	8	20.8	.75	121	.095	1	1.95	.021	.13	.1	.03	2.1	.1	<.05	7	<.5	15.0
91NW 6+50NE	.5	11.1	3.7	20	<.1	8.5	4.4	187	1.86	1.9	.3	3.8	.4	42	.1	.1	.1	61	.35	.039	5	23.9	.31	58	.096	1	1.03	.015	.04	.1	.11	1.8	<.1	<.05	5	<.5	15.0
91NW 6NE	.8	4.3	8.5	13	<.1	2.1	1.9	107	1.13	1.7	.3	7.4	.1	74	.1	.1	.3	43	.29	.022	7	10.9	.06	64	.089	<1	.63	.018	.06	.1	.02	.7	<.1	<.05	6	<.5	15.0
91NW 5+50NE	.6	6.7	4.6	39	<.1	8.3	4.3	306	2.43	2.2	.3	9.3	.7	66	.1	.1	.1	71	.34	.037	5	21.1	.39	70	.111	<1	1.43	.019	.06	.1	.05	1.9	<.1	<.05	7	<.5	15.0
91NW 5NE	3.4	64.3	10.4	109	.4	38.3	21.0	3251	5.09	3.2	2.0	3.1	1.3	105	.5	.2	.5	93	1.40	.182	18	59.1	1.14	407	.035	1	4.79	.015	.23	.1	.09	7.4	.2	.11	14	<.5	15.0
91NW 4+50NE	1.5	34.4	6.2	72	.1	18.1	11.9	965	2.93	2.5	1.2	1.2	.5	91	.3	.2	.2	64	1.07	.148	10	29.0	.61	211	.039	2	2.33	.018	.17	.1	.06	3.1	.1	.09	7	<.5	15.0
91NW 4NE	1.0	14.9	6.0	68	<.1	6.6	7.5	523	1.88	2.1	.5	<.5	.1	56	.5	.1	.2	48	.64	.073	5	19.2	.27	187	.038	1	.88	.013	.10	.2	.04	1.4	<.1	<.05	5	<.5	.5
91NW 3+50NE	.8	41.0	6.9	67	.5	24.3	11.0	624	2.90	2.9	1.3	2.7	.8	82	.1	.1	.2	60	1.08	.091	14	40.4	.69	257	.028	1	2.67	.014	.10	.2	.08	4.8	.1	.07	7	.5	.5
91NW 3NE	1.3	50.3	3.4	20	.7	8.3	4.1	1083	.43	<.5	1.2	4.0	.2	42	1.7	.1	.1	18	.66	.171	13	18.2	.15	114	.007	3	1.08	.009	.04	<.1	.26	1.1	.2	.28	3	.8	.5
91NW 2NE	2.6	37.0	4.7	37	.8	8.7	6.0	851	1.37	1.3	1.1	2.8	.2	146	.6	.2	.1	35	2.54	.258	11	18.9	.24	149	.010	3	1.35	.011	.06	.1	.15	1.1	.1	.26	3	.8	7.5
91NW 1+50NE	1.4	28.4	2.9	21	.5	5.8	3.0	188	.87	1.0	.5	1.8	.1	137	.4	.2	.1	18	2.38	.132	8	13.4	.17	122	.014	3	.84	.011	.05	.1	.11	1.0	<.1	.20	2	.6	7.5
91NW 0+50SW	.5	23.6	4.3	47	.1	17.4	9.0	424	1.90	1.1	.5	27.2	.6	54	.1	.1	.1	55	.59	.085	7	34.8	.59	130	.067	1	1.53	.010	.07	.1	.04	3.2	.1	<.05	5	<.5	15.0
91NW 1SW	1.4	40.0	6.0	65	.5	25.0	13.1	583	2.93	1.4	1.2	3.6	.4	64	.1	.1	.1	81	.76	.155	9	52.2	.93	208	.036	1	2.40	.014	.08	.1	.09	3.5	.1	.11	8	.5	15.0
91NW 1+50SW	.4	16.3	3.1	29	<.1	13.2	6.8	297	1.77	1.2	.4	2.7	.7	46	.1	.1	<.1	53	.52	.074	6	30.3	.51	71	.084	1	1.03	.009	.04	.1	.03	2.5	<.1	<.05	4	<.5	15.0
91NW 2SW	.9	24.0	4.0	48	.1	18.4	9.0	443	2.45	1.4	.7	5.2	.4	54	.1	.1	.1	71	.67	.106	7	41.5	.77	126	.077	1	1.57	.010	.06	.1	.03	3.1	<.1	<.05	6	<.5	15.0
91NW 2+50SW	1.2	34.6	6.2	69	.2	32.0	16.5	802	3.21	1.6	.7	4.5	.5	68	.2	.1	.1	92	.88	.120	7	57.4	1.02	219	.080	3	2.45	.014	.13	.1	.05	3.8	.1	<.05	9	.5	7.5
RE 91NW 5NE	3.5	65.0	10.6	107	.4	39.6	21.7	3195	5.09	2.8	2.1	3.0	.9	105	.6	.2	.5	97	1.36	.186	18	61.0	1.16	422	.044	3	5.00	.016	.25	.1	.09	6.6	.2	.11	13	.6	15.0
91NW 2+50ASW	.6	35.8	5.7	45	.3	19.2	8.7	360	2.28	1.4	.9	3.2	.4	54	.1	.1	.1	64	.71	.110	8	41.6	.72	171	.056	2	1.92	.013	.09	.1	.08	3.4	.1	.07	7	.5	7.5
91NW 3SW	.6	25.0	4.7	57	.1	25.0	11.9	528	2.55	1.5	.5	1.5	.7	65	.2	.1	.1	75	.82	.097	7	45.0	.97	134	.103	1	1.67	.011	.11	.1	.03	2.9	<.1	<.05	6	<.5	15.0
91NW 3ASW	.7	31.4	5.6	53	.2	21.2	11.6	579	2.77	1.5	.7	2.3	.6	62	.1	.1	.1	78	.67	.084	9	45.1	.87	171	.090	1	1.98	.011	.09	.1	.04	3.3	.1	<.05	8	<.5	15.0
91NW 3+50SW	.5	28.1	5.2	43	.3	19.9	11.5	399	2.22	1.1	.7	4.5	.2	68	.2	.1	.1	63	.75	.100	9	39.2	.75	176	.065	3	1.74	.012	.08	.1	.05	2.6	.1	<.05	7	<.5	15.0
91NW 4SW	1.3	39.2	7.1	58	.2	25.4	16.9	1453	3.08	1.5	.8	5.3	.4	68	.3	.1	.1	89	.92	.115	8	45.6	.90	217	.052	3	2.14	.015	.11	.1	.06	3.3	.1	.08	7	<.5	7.5
91NW 4+50SW	.9	29.0	5.3	46	.2	19.0	13.0	649	2.31	1.1	.6	2.8	.4	62	.2	.1	.1	63	.84	.105	8	39.3	.68	171	.043	3	1.69	.010	.08	.1	.05	2.9	.1	.06	6	<.5	7.5
91NW 5SW	.7	29.2	4.7	42	<.1	25.5	10.6	392	2.42	1.4	.6	1.5	.3	58	.1	.1	.1	74	.68	.089	7	52.5	.83	160	.074	6	1.88	.010	.10	.1	.03	3.3	.1	<.05	7	<.5	15.0
91NW 5+50SW	.5	21.2	4.2	36	<.1	23.3	10.4	278	2.57	2.3	.4	11.1	1.0	43	.1	.2	.1	83	.49	.032	7	56.1	.68	82	.136	5	1.46	.009	.06	.1	.02	3.0	<.1	<.05	6	<.5	15.0
91NW 6SW	.4	24.3	2.9	34	<.1	20.1	10.8	536	2.32	1.4	.4	7.5	.9	51	.1	.1	<.1	67	.65	.082	7	45.6	.73	88	.117	3	1.24	.009	.12	.2	.02	3.1	<.1	<.05	4	<.5	15.0
91NW 6+50SW	2.6	34.2	3.8	61	.2	20.0	15.8	11676	2.57	1.6	.4	1.1	.2	81	.3	.2	.1	44	1.50	.114	5	32.3	.53	422	.026	3	1.27	.008	.06	.1	.27	1.8	.1	.12	4	.7	.5
91NW 7SW	8.0	31.9	3.0	56	.3	21.2	21.5	17746	5.99	4.0	.9	3.6	.2	67	.8	.1	.1	55	1.03	.147	9	38.4	.48	515	.021	4	1.31	.008	.05	.1	.31	2.1	.3	.14	4	.8	.5
91NW 7+50SW	1.4	30.2	3.2	49	.1	24.1	8.7	1065	2.37	1.7	.5	3.6	.6	65	.2	.1	<.1	56	.86	.083	8	54.3	.61	129	.077	3	1.31	.012	.05	.1	.06	3.2	<.1	.06	4	.5	15.0
91NW 8SW	1.7	29.8	3.0	50	.1	26.0	9.3	961	2.67	1.5	.6	4.2	.5	60	.1	.1	<.1	62	.78	.088	9	51.0	.74	115	.069	2	1.55	.011	.04	.1	.05	3.1	.1	<.05	4	<.5	15.0
91NW 8+50SW	1.6	38.5	3.2	73	.1	36.7	14.7	1007	3.42	1.1	.6	25.9	.6	79	.1	.1	.1	89	1.19	.101	8	64.4	1.24	143	.115	2	2.03	.012	.08	.1	.05	3.9	.1	<.05	6	.5	15.0
91NW 9SW	.5	14.8	4.1	34	<.1	24.1	7.9	272	2.37	1.3	.2	2.2	.5	45	.1	.1	.1	85	.37	.048	5	55.7	.74	44	.151	1	1.33	.010	.05	.1	.02	2.1	<.1	<.05	7	<.5	15.0
92NW 7NE	2.1	22.8	10.3	81	.1	10.7	6.7	708	2.71	2.6	1.3	1.9	.4	140	.2	.1	.3	69	.62	.090	23	25.4	.53	117	.083	2	1.86	.023	.08	.1	.06	1.9	<.1	.07	10	<.5	15.0
STANDARD DS6	11.7	125.2	29.8	145	.3	25.6	10.9	704	2.88	21.5	6.7	47.0	3.1	41	6.2	3.7	5.1	58	.86	.078	15	187.0	.59	166	.088	19	1.98	.074	.17	3.4	.23	3.3	1.8	<.05	7	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
92NW 6+50NE	2.0	36.4	5.5	101	.3	15.2	12.5	1235	3.44	1.9	3.6	26.7	.4	143	.2	.1	.4	75	1.11	.126	27	24.8	.97	131	.062	1	2.60	.019	.16	.1	.07	2.4	.1	.12	7	.7	15.0
92NW 6NE	1.0	24.1	4.2	43	.2	10.9	6.3	468	2.00	1.1	.7	18.9	.2	67	.2	.1	.1	53	.73	.096	13	24.4	.41	79	.044	2	1.54	.020	.07	.2	.08	1.8	<.1	.08	5	<.5	15.0
92NW 5+50NE	.5	5.7	5.3	26	<.1	2.5	2.2	101	1.12	1.0	.2	1.7	.1	64	<.1	.1	.2	43	.43	.021	4	11.5	.05	76	.086	1	.38	.019	.04	.1	.05	.8	<.1	<.05	4	<.5	15.0
92NW 5NE	.5	5.2	5.8	18	.1	4.4	2.1	133	1.42	1.0	.3	1.8	.5	45	.1	.1	.1	47	.26	.047	5	18.2	.18	54	.099	1	.89	.019	.05	.1	.07	1.6	<.1	<.05	7	<.5	15.0
92NW 4+50NE	.7	10.6	5.9	49	<.1	18.5	6.4	409	2.95	2.5	.3	1.6	.4	40	.1	.2	.1	68	.23	.068	8	33.1	.57	90	.045	2	1.82	.017	.07	.2	.06	1.7	.1	<.05	7	<.5	15.0
92NW 4NE	.6	6.3	3.8	36	<.1	8.9	4.2	237	1.91	1.4	.3	<.5	.4	58	.1	.1	.1	70	.39	.040	5	20.9	.44	51	.101	1	1.15	.021	.06	.2	.08	1.8	<.1	<.05	7	<.5	15.0
92NW 3+50NE	1.5	25.6	6.0	86	.2	19.0	14.3	819	3.59	2.8	.4	1.5	.5	49	.2	.1	.2	84	.29	.093	6	31.8	.78	129	.062	1	2.95	.013	.09	.2	.04	2.5	.1	<.05	8	<.5	7.5
92NW 3NE	2.7	37.4	11.3	47	.3	10.9	12.4	1073	3.22	2.8	1.3	2.4	.3	126	.4	.1	.2	68	1.93	.265	12	30.6	.26	155	.015	1	1.54	.010	.08	.1	.09	1.8	.1	.30	6	.8	7.5
92NW 2+50NE	.3	10.8	3.1	21	.2	4.5	2.5	87	.93	.7	.3	4.2	.3	65	.2	.1	.1	24	.73	.049	5	14.9	.16	72	.039	1	.61	.009	.04	.1	.05	1.9	<.1	.08	3	<.5	7.5
92NW 2NE	.7	21.0	4.5	34	.1	10.6	6.8	292	1.60	1.0	.5	7.3	.3	68	.2	.1	.1	49	.84	.086	9	24.4	.38	86	.058	1	1.12	.011	.04	.1	.05	2.4	<.1	.06	4	.5	7.5
92NW 1+50NE	1.8	36.6	6.4	50	.6	15.7	11.6	1491	2.37	1.3	1.0	3.6	.2	83	.3	.2	.1	56	1.17	.190	9	39.6	.45	198	.025	2	1.96	.014	.09	.1	.11	2.1	.1	.17	5	.7	15.0
92NW 1NE	3.4	36.9	5.9	39	.6	12.4	12.3	3888	2.89	1.9	1.4	3.2	.2	91	.5	.3	.1	77	1.39	.197	14	33.2	.41	205	.023	2	1.58	.018	.07	.1	.15	2.1	.2	.19	5	1.0	7.5
92NW 0+50NE	1.6	20.9	5.6	39	.2	12.2	11.8	1036	2.03	1.2	.6	4.9	.1	70	.3	.1	<.1	65	1.03	.118	7	32.3	.61	95	.037	2	1.21	.016	.06	.1	.06	2.4	.1	.10	4	<.5	15.0
92NW 0+50SW	1.4	19.5	4.4	63	.2	22.2	9.3	393	2.76	1.3	.7	4.5	.4	62	.1	.1	.1	77	.78	.123	9	43.5	.87	110	.074	1	1.77	.011	.07	.1	.03	2.9	<.1	.06	6	<.5	15.0
92NW 1SW	1.0	22.3	5.9	52	.2	16.7	10.7	550	2.41	1.2	.6	4.5	.3	56	.2	.1	.1	68	.68	.078	8	37.6	.68	90	.074	1	1.50	.011	.06	.1	.03	2.8	<.1	<.05	5	<.5	7.5
RE 92NW 1SW	1.0	20.8	5.8	49	.2	16.8	10.8	531	2.32	1.2	.6	4.1	.4	54	.2	.1	.1	63	.67	.074	7	35.3	.67	91	.071	2	1.43	.011	.05	.1	.03	2.7	<.1	<.05	5	<.5	7.5
92NW 1+50SW	1.4	36.2	5.3	42	.4	18.4	9.2	295	2.68	1.5	1.0	3.0	.2	53	.1	.1	.1	75	.63	.088	9	45.9	.62	145	.046	1	1.98	.011	.06	.1	.07	2.6	.1	.08	7	.6	15.0
92NW 2SW	.4	21.1	3.6	32	<.1	14.3	6.9	235	1.66	1.0	.5	4.4	.4	41	<.1	.1	<.1	54	.49	.074	7	31.1	.51	116	.069	1	1.30	.011	.05	.1	.03	2.5	<.1	<.05	5	<.5	15.0
92NW 2+50SW	.7	24.9	4.7	53	.2	19.2	9.0	426	2.18	1.0	.7	2.4	.3	53	.1	.1	.1	66	.64	.090	8	38.3	.71	151	.064	2	1.64	.012	.07	.1	.04	2.7	.1	.06	6	<.5	15.0
92NW 3SW	.7	34.6	5.5	64	.3	23.3	10.0	520	2.59	1.3	.9	2.9	.2	69	.3	.1	.1	70	.88	.126	10	47.0	.93	207	.060	1	2.04	.012	.09	.1	.05	3.2	.1	.10	7	<.5	15.0
92NW 3+50SW	.6	31.0	6.3	64	.1	25.0	11.3	458	2.75	1.9	.7	2.3	.3	62	.1	.1	.1	81	.67	.083	7	45.2	1.09	147	.088	1	2.12	.011	.11	.1	.03	3.0	.1	<.05	8	<.5	15.0
92NW 4SW	.4	26.7	2.3	70	<.1	65.8	20.4	519	4.09	1.1	.3	1.5	.8	38	.1	<.1	<.1	132	.57	.074	8	107.3	2.33	153	.235	2	2.85	.009	.31	.1	.02	3.6	.1	<.05	10	<.5	15.0
92NW 4+50SW	1.3	49.3	6.5	80	.3	35.9	22.9	1475	3.78	1.9	.9	1.3	.3	64	.3	.1	.1	98	.95	.112	11	67.9	1.00	312	.057	1	3.06	.013	.16	.1	.03	4.0	.1	.08	9	<.5	15.0
92NW 5SW	.8	35.2	4.6	56	.2	26.1	11.8	511	2.97	1.9	.8	1.9	.4	61	.1	.1	.1	83	.77	.079	7	52.5	.97	185	.077	2	2.18	.010	.11	.1	.03	3.3	.1	<.05	7	<.5	15.0
92NW 5+50SW	.6	26.0	2.8	39	<.1	20.8	10.8	448	2.23	1.8	.5	2.8	.7	41	.1	.1	<.1	63	.47	.079	7	44.4	.64	106	.087	<1	1.42	.008	.07	.1	.03	2.8	<.1	<.05	4	<.5	15.0
92NW 6+50SW	.8	25.6	4.4	45	<.1	21.1	10.4	329	2.56	2.3	.3	3.1	.6	41	.1	.1	.1	82	.46	.043	6	41.4	.84	106	.136	1	1.81	.012	.06	.2	.02	2.9	.1	<.05	8	<.5	7.5
92NW 7SW	.2	22.1	2.7	23	<.1	18.0	6.4	199	1.69	1.4	.3	5.5	.5	33	.1	.1	.1	57	.39	.051	7	42.4	.50	57	.102	2	1.08	.008	.05	.1	.02	2.4	<.1	<.05	4	<.5	15.0
92NW 7+50SW	.4	66.5	2.8	50	.1	37.1	12.3	460	2.41	1.0	.3	5.2	.7	69	.1	.1	<.1	68	.94	.081	6	65.5	1.29	85	.124	2	1.64	.011	.11	.1	.01	2.9	<.1	<.05	6	<.5	15.0
92NW 8SW	.4	45.9	2.7	72	.2	49.7	18.9	598	3.37	.9	.4	1.2	.4	93	.1	<.1	<.1	113	1.37	.154	7	56.8	1.73	115	.139	2	2.12	.012	.21	<.1	.03	3.1	.1	.06	7	<.5	7.5
92NW 8+50SW	.7	15.5	4.9	34	<.1	20.2	10.5	379	2.27	1.1	.2	<.5	.5	62	.1	.1	.1	81	.69	.019	4	51.6	.69	98	.170	1	1.12	.011	.07	.1	.01	2.1	<.1	<.05	7	<.5	7.5
92NW 9SW	.6	37.5	3.4	41	<.1	24.3	10.1	432	2.43	1.7	.4	5.4	.5	46	<.1	.1	.1	73	.48	.051	8	51.0	.73	142	.091	2	1.70	.011	.06	.1	.01	3.8	<.1	<.05	6	<.5	15.0
93NW 7NE	2.1	8.8	5.5	61	<.1	5.7	9.7	1058	2.34	1.5	.5	<.5	<.1	125	.2	.1	.2	68	.47	.108	8	12.8	.45	95	.048	1	1.09	.019	.12	.1	.04	.7	.1	.09	7	<.5	15.0
93NW 6+50NE	1.1	16.6	5.9	50	<.1	9.4	6.0	311	2.59	2.4	.4	2.6	.1	60	.1	.1	.2	76	.32	.085	6	28.7	.48	77	.083	2	1.44	.018	.08	.1	.06	1.4	<.1	<.05	10	<.5	15.0
93NW 6NE	.7	11.5	5.5	38	<.1	11.2	5.7	254	2.65	2.4	.4	.5	.2	46	.1	.1	.1	74	.34	.064	6	31.3	.44	63	.082	2	2.00	.015	.04	.1	.11	1.8	<.1	<.05	6	<.5	15.0
STANDARD DS6	11.9	123.4	30.3	143	.3	25.4	11.0	707	2.90	21.1	6.7	47.8	3.1	40	6.1	3.8	5.0	57	.86	.081	14	186.9	.59	164	.084	18	1.98	.074	.17	3.6	.23	3.3	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
93NW 5+50NE	.7	10.7	5.6	39	<.1	10.8	5.5	253	2.98	2.6	.3	1.3	.5	38	.1	.2	.1	92	.27	.049	5	32.1	.45	47	.116	1	1.48	.017	.06	.1	.08	2.3	<.1	<.05	9	<.5	15.0
93NW 5NE	1.0	11.4	10.3	54	.2	11.0	4.8	351	2.72	2.6	.4	2.4	.4	32	.1	.2	.3	92	.21	.062	8	28.2	.41	75	.111	1	1.66	.017	.06	.2	.07	2.0	<.1	<.05	16	<.5	15.0
93NW 4+50NE	.4	9.9	4.2	42	<.1	10.2	5.1	316	2.03	1.1	.3	14.7	.5	56	.1	.1	.1	56	.38	.045	5	21.6	.49	78	.081	<1	1.28	.020	.06	.2	.06	1.8	<.1	<.05	5	<.5	15.0
93NW 4NE	1.2	20.7	9.3	80	<.1	16.3	7.8	585	3.06	1.8	.4	4.1	.1	44	.1	.1	.4	86	.26	.089	6	33.8	.55	122	.029	1	2.49	.010	.13	.2	.02	1.6	.1	<.05	11	<.5	15.0
93NW 3+50NE	.5	18.2	4.3	55	.2	14.3	9.6	925	2.39	1.5	.6	3.0	.9	63	.1	.1	.1	55	.68	.097	7	26.4	.58	104	.057	2	1.50	.013	.10	.1	.04	3.1	.1	<.05	5	<.5	7.5
93NW 3NE	3.3	53.1	2.3	19	.6	12.6	7.3	5923	2.58	.6	1.7	6.0	.3	169	.9	.2	.1	29	2.53	.181	18	18.4	.12	226	.010	3	1.22	.010	.05	.1	.21	1.9	.2	.21	1	3.1	7.5
93NW 2+50NE	1.1	29.1	1.4	25	.2	6.2	1.8	2259	.57	.5	.3	3.3	.1	162	.5	.5	<.1	2	2.86	.126	6	5.0	.06	113	.003	5	.38	.014	.05	<.1	.14	.4	.1	.23	<1	.9	.5
93NW 2NE	.3	12.8	3.9	32	.1	9.9	4.7	192	1.64	1.1	.3	22.3	.7	35	.1	.1	.1	52	.37	.071	6	24.8	.42	64	.075	1	1.11	.008	.03	.2	.02	2.3	<.1	<.05	4	<.5	15.0
93NW 1+50NE	.9	37.8	3.4	16	.6	7.5	1.9	65	.90	.6	1.2	5.7	.2	160	.3	.1	<.1	11	2.72	.154	15	14.5	.15	145	.012	4	1.04	.008	.05	.1	.21	1.9	<.1	.24	2	1.0	7.5
93NW 1NE	.4	15.0	4.6	33	<.1	9.1	5.8	274	1.57	1.0	.3	6.5	.6	56	.1	.1	<.1	48	.68	.041	6	22.9	.40	97	.072	<1	.99	.010	.04	.1	.02	2.3	<.1	<.05	4	<.5	7.5
93NW 0+50NE	2.5	52.5	6.7	35	.6	12.3	8.7	4049	1.94	1.5	1.9	20.9	.3	121	1.5	.3	.1	39	1.88	.168	21	28.0	.21	220	.015	3	1.59	.014	.05	.1	.23	2.9	.1	.18	2	1.3	.5
94NW 7NE	3.2	22.8	4.4	120	<.1	10.5	11.9	1271	4.82	1.4	.5	.9	.5	91	.2	.1	.4	136	.77	.082	7	20.3	1.29	135	.159	1	2.20	.027	.18	.1	.03	1.8	<.1	<.05	13	<.5	15.0
94NW 6+50NE	1.0	15.4	4.6	29	.2	10.8	6.2	449	2.07	1.8	.7	2.2	.2	44	.1	.1	.1	60	.50	.063	14	27.6	.45	67	.059	1	1.52	.015	.05	.1	.09	1.8	<.1	<.05	4	<.5	7.5
RE 94NW 6+50NE	.9	14.7	4.4	30	.2	11.2	6.3	436	2.06	1.9	.7	3.3	.2	44	.1	.1	.1	61	.50	.063	14	28.9	.43	68	.059	1	1.45	.014	.05	.1	.07	1.8	<.1	<.05	4	<.5	7.5
94NW 6NE	1.1	11.9	7.7	54	<.1	12.0	6.3	403	2.49	1.9	.3	2.3	.2	44	.1	.2	.2	76	.37	.052	5	33.3	.46	99	.071	1	1.19	.016	.09	.2	.09	1.5	<.1	<.05	8	<.5	15.0
94NW 5+50NE	1.4	13.0	9.5	25	<.1	5.1	3.0	126	1.25	1.6	.4	1.2	<.1	47	.1	.1	.3	42	.41	.064	8	20.7	.09	82	.031	1	.68	.017	.06	.1	.06	.6	<.1	<.05	5	<.5	7.5
94NW 5NE	.8	16.8	5.0	96	<.1	42.9	15.8	608	4.22	1.3	.2	3.1	.2	47	<.1	.1	.1	124	.32	.033	3	68.2	2.10	121	.236	1	3.14	.015	.22	.1	.04	2.8	<.1	<.05	17	<.5	15.0
94NW 4+50NE	.7	33.1	5.4	73	.3	15.7	8.8	739	2.51	1.4	.6	8.8	.7	108	.1	.1	.3	58	1.04	.092	10	29.0	.75	145	.072	1	1.82	.018	.18	.2	.07	3.3	.1	<.05	6	.7	15.0
94NW 4NE	.4	7.9	3.8	45	<.1	4.6	4.8	396	1.69	1.1	.1	.6	.1	61	.1	<.1	.2	53	.23	.062	3	8.7	.44	45	.088	1	.87	.013	.09	.1	.02	.9	<.1	<.05	7	<.5	.5
94NW 2+50NE	.3	6.3	4.5	37	.1	11.6	5.4	263	1.69	.9	.2	2.5	.3	37	<.1	.1	.1	57	.33	.033	4	24.5	.61	57	.075	1	1.10	.008	.03	.2	.01	1.7	<.1	<.05	6	<.5	7.5
94NW 2NE	.3	13.3	4.1	26	<.1	10.2	5.2	195	1.45	1.3	.3	7.9	.6	32	<.1	.1	<.1	48	.40	.066	6	21.9	.44	56	.076	1	.93	.008	.03	.2	.02	1.9	<.1	<.05	4	<.5	15.0
94NW 1+50NE	.7	9.4	4.9	38	<.1	26.8	6.2	364	2.04	2.7	.1	<.5	.5	32	.1	.1	<.1	49	.19	.052	4	48.7	.65	46	.042	2	1.18	.018	.07	.1	.02	1.9	<.1	<.05	5	<.5	15.0
94NW 1NE	.7	17.4	5.1	46	<.1	19.4	8.7	494	2.01	2.8	.3	2.0	.4	51	.1	.3	.1	48	.60	.068	6	30.2	.68	107	.037	1	1.28	.015	.06	.1	.03	2.9	<.1	<.05	5	<.5	15.0
94NW 0+50NE	.8	24.1	5.3	42	.2	13.3	7.6	533	2.23	1.6	.5	57.6	.2	66	.1	.1	.1	57	.86	.103	7	31.1	.54	109	.057	2	1.35	.013	.06	.4	.04	2.2	<.1	<.05	5	<.5	.5
94NW 0+50SW	.5	15.8	4.5	55	<.1	14.9	8.3	843	2.65	2.1	.4	20.7	1.0	41	.1	.1	.1	70	.50	.081	6	36.2	.59	83	.090	1	1.34	.009	.05	<.1	.02	2.5	<.1	<.05	5	<.5	15.0
94NW 1SW	.4	15.4	3.1	33	<.1	15.4	6.9	308	1.55	1.1	.3	9.6	.4	42	.1	.1	<.1	52	.55	.072	6	30.1	.52	70	.068	1	.98	.008	.05	.1	.02	2.1	<.1	<.05	3	<.5	15.0
94NW 1+50SW	.3	14.2	3.3	26	<.1	13.4	5.8	217	1.46	1.1	.3	8.2	.3	34	<.1	.1	<.1	48	.36	.027	5	29.3	.52	64	.079	1	.97	.008	.03	.1	.01	1.8	<.1	<.05	4	<.5	15.0
94NW 2SW	.3	12.7	3.2	27	<.1	11.2	5.3	192	1.52	.8	.2	6.4	.2	33	.1	.1	<.1	53	.30	.018	4	27.4	.57	49	.086	1	.88	.008	.03	.2	.01	1.7	<.1	<.05	4	<.5	15.0
94NW 2+50SW	.3	12.2	3.4	37	.2	12.1	6.8	279	1.69	.5	.3	2.7	.2	53	.1	.1	<.1	51	.58	.059	5	22.7	.69	93	.079	2	1.11	.008	.05	.1	.02	2.0	<.1	<.05	5	<.5	15.0
94NW 3SW	.7	22.0	5.2	48	.2	21.9	14.7	749	2.67	1.0	.3	1.7	.4	64	.1	.1	.1	71	.74	.044	6	43.0	.93	97	.105	2	1.57	.012	.07	.1	.02	2.5	<.1	<.05	6	<.5	.5
94NW 3+50SW	.7	32.4	6.1	47	.2	18.9	10.0	720	2.26	1.4	.7	5.3	.3	50	.2	.1	.1	63	.68	.106	9	36.2	.69	145	.051	2	1.71	.012	.08	.1	.05	2.5	.1	<.05	5	<.5	7.5
94NW 4SW	.6	22.6	4.8	44	<.1	16.3	8.9	507	2.41	1.6	.4	7.0	.5	42	.1	.2	.1	63	.51	.069	6	32.1	.64	92	.063	1	1.33	.010	.06	.1	.03	2.4	<.1	<.05	5	<.5	15.0
94NW 4+50SW	.8	27.8	4.2	37	.2	18.8	9.8	944	2.45	1.8	.5	539.7	.7	46	.1	.1	.1	61	.60	.091	7	36.5	.64	130	.057	2	1.39	.012	.06	.1	.03	2.8	.1	<.05	4	<.5	15.0
94NW 5SW	1.8	34.0	6.0	64	.2	33.4	17.1	1958	3.34	2.8	.8	7.6	.5	56	.4	.2	.1	92	.94	.110	7	62.9	.98	183	.083	2	2.09	.024	.08	.1	.06	4.4	.1	<.05	6	.5	7.5
STANDARD DS6	11.5	123.5	29.5	141	.3	25.2	10.8	700	2.83	21.4	6.7	47.0	3.0	40	6.1	3.6	5.0	55	.86	.079	13	179.8	.58	167	.079	16	1.93	.074	.16	3.7	.23	3.2	1.7	<.05	7	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
94NW 5+50SW	2.5	29.0	4.4	48	.2	22.7	13.2	1540	2.73	2.6	.9	10.5	.5	51	.2	.1	<.1	72	.90	.141	8	52.5	.90	122	.060	3	1.75	.015	.05	.2	.06	3.4	.1	<.05	5	.6	15.0
94NW 6SW	.6	16.9	6.3	34	<.1	15.1	7.4	238	2.79	2.9	.3	2.1	.7	30	.1	.1	.1	79	.30	.052	5	35.1	.59	70	.113	1	1.63	.010	.04	.1	.03	2.3	<.1	<.05	8	<.5	7.5
94NW 6+50SW	.8	20.7	3.1	39	<.1	21.5	8.3	285	2.96	2.8	.3	2.8	1.2	34	.1	.1	<.1	79	.35	.064	5	50.6	.69	54	.112	1	2.28	.010	.04	.2	.02	3.4	<.1	<.05	5	<.5	15.0
94NW 7SW	.8	12.0	4.7	41	.2	22.6	11.4	335	3.65	3.3	.4	.9	3.3	35	.2	.1	.1	112	.36	.099	5	54.1	.82	59	.120	1	1.79	.008	.08	.1	.03	2.3	<.1	<.05	7	<.5	.5
94NW 7+50SW	.6	53.6	4.9	65	<.1	43.7	12.6	320	3.63	2.3	.3	1.9	1.2	47	.1	.1	.1	92	.31	.070	5	112.9	1.23	45	.173	2	2.26	.011	.11	.3	.02	2.2	.1	<.05	10	<.5	15.0
94NW 8SW	.9	29.1	5.0	48	.1	43.1	11.3	324	3.30	2.2	.4	1.7	.7	51	.1	.1	.1	101	.46	.034	7	87.7	1.13	81	.191	2	1.94	.011	.14	.2	.02	2.4	.1	<.05	9	<.5	15.0
94NW 8+50SW	.5	16.6	4.2	32	.3	26.6	8.0	236	2.11	2.1	.3	3.9	.6	43	.1	.1	.1	68	.43	.059	5	55.0	.86	64	.128	1	1.37	.010	.12	.1	.02	1.9	<.1	<.05	6	<.5	15.0
94NW 9SW	.8	46.4	3.3	40	.2	32.8	11.3	432	2.54	2.4	.9	3.0	.7	52	.1	.1	.1	79	.86	.093	8	67.0	.91	156	.089	2	1.70	.011	.16	.1	.03	3.6	.1	<.05	6	.6	15.0
95NW 7NE	.7	16.0	8.0	43	<.1	16.3	7.6	287	2.85	2.8	.4	1.0	.3	41	.1	.1	.1	79	.44	.083	7	37.4	.61	67	.093	1	1.61	.009	.07	.1	.02	2.3	<.1	<.05	6	<.5	7.5
RE 95NW 7NE	.7	15.7	7.7	46	<.1	15.2	7.3	271	2.75	2.8	.4	5.7	.3	41	.1	.1	.1	79	.44	.081	7	37.1	.60	64	.093	2	1.56	.009	.07	.1	.03	2.2	<.1	<.05	6	<.5	7.5
95NW 6+50NE	.8	10.0	4.2	33	<.1	10.5	5.5	232	2.48	2.4	.4	2.0	.4	35	.1	.1	.1	73	.33	.046	7	31.7	.39	66	.092	1	1.52	.009	.03	.1	.03	2.2	<.1	<.05	5	<.5	15.0
95NW 6NE	.8	6.4	8.0	51	<.1	7.7	5.2	284	2.00	1.8	.3	1.3	.2	39	.1	.1	.2	61	.22	.041	7	20.5	.47	51	.106	1	1.26	.009	.05	.1	.01	1.4	<.1	<.05	12	<.5	7.5
95NW 5+50NE	1.0	28.9	4.4	45	.1	14.0	9.4	648	2.56	2.0	.5	2.2	.4	72	.1	.1	.2	64	.83	.108	8	32.7	.57	87	.056	2	1.38	.010	.06	.1	.03	2.7	<.1	<.05	4	.5	15.0
95NW 5NE	1.7	25.6	3.3	68	.2	14.9	9.1	817	2.83	.7	.3	15.9	.5	75	.1	.1	.3	76	.98	.153	6	30.9	1.05	103	.088	1	1.65	.013	.19	.1	.04	4.0	.1	<.05	6	.6	15.0
95NW 4+50NE	1.2	43.1	4.2	75	.4	16.9	10.0	633	3.10	1.1	.7	2.1	.5	88	.2	.1	.2	71	.93	.114	9	36.4	.94	77	.064	1	1.77	.011	.11	.1	.05	3.2	.1	.08	6	.8	7.5
95NW 3NE	.7	7.2	7.9	22	<.1	4.7	2.4	108	1.44	3.0	.3	2.4	.5	28	.2	.1	.2	52	.24	.028	5	18.4	.17	36	.128	1	.60	.010	.04	.1	.03	1.1	<.1	<.05	8	<.5	.5
95NW 2+50NE	.4	11.1	5.2	23	.2	9.6	4.2	177	1.69	1.8	.3	1.2	.5	27	<.1	.1	<.1	55	.28	.053	5	27.5	.35	40	.085	1	1.19	.007	.03	.2	.03	1.8	<.1	<.05	5	<.5	15.0
95NW 1+50NE	.5	17.8	3.7	47	<.1	18.9	9.7	322	2.53	1.5	.3	1.9	.4	34	.1	.1	<.1	83	.38	.088	5	36.3	.93	57	.101	1	1.65	.007	.05	.1	.02	2.0	<.1	<.05	6	<.5	15.0
95NW 1NE	.3	13.7	4.2	34	.1	11.7	6.9	282	1.74	1.1	.4	8.7	.6	39	.1	.1	<.1	56	.49	.075	7	32.1	.46	84	.078	1	1.01	.008	.04	.2	.02	2.4	<.1	<.05	4	<.5	15.0
95NW 0+50NE	.5	13.8	3.8	37	.1	11.8	5.7	220	1.59	1.2	.4	2.3	.3	50	<.1	.1	.1	48	.63	.092	7	28.2	.44	105	.054	2	1.17	.009	.04	.1	.02	2.4	<.1	<.05	4	<.5	15.0
95NW 0+50SW	1.1	33.7	7.9	46	.3	16.4	14.1	906	3.04	2.3	.6	2.0	.4	58	.2	.1	.1	86	.72	.094	10	37.1	.54	169	.050	3	1.92	.012	.07	.1	.05	3.2	.1	.08	6	.6	7.5
95NW 1SW	.5	12.4	4.4	42	<.1	12.7	7.0	285	1.89	1.1	.3	2.4	.5	41	.1	.1	<.1	53	.47	.059	6	29.6	.57	76	.072	1	1.07	.009	.04	.1	.01	2.1	<.1	<.05	4	<.5	7.5
95NW 1+50SW	.2	20.2	3.2	28	<.1	14.7	5.6	212	1.56	1.1	.3	2.4	.5	40	.1	.1	<.1	48	.50	.060	6	30.9	.50	60	.079	1	.93	.008	.05	.1	.02	2.0	<.1	<.05	4	<.5	15.0
95NW 2SW	.3	8.8	5.5	41	<.1	19.5	7.1	208	1.77	.9	.3	.6	.8	44	.1	.1	.1	48	.50	.026	6	38.6	.76	84	.126	1	1.14	.008	.05	.1	.01	2.1	<.1	<.05	6	<.5	15.0
95NW 2+50SW	.2	17.1	2.8	25	<.1	11.5	5.1	207	1.62	1.3	.3	5.6	.7	41	<.1	.1	<.1	50	.45	.067	6	24.3	.49	58	.095	1	.89	.009	.06	.1	.01	2.0	<.1	<.05	4	<.5	15.0
95NW 3SW	.4	14.7	4.5	33	.1	13.4	13.2	844	1.79	.7	.3	138.1	.2	59	.2	.1	.1	58	.59	.041	5	26.5	.61	99	.091	1	1.19	.011	.05	.1	.04	1.9	.1	<.05	5	<.5	7.5
95NW 3+50SW	.6	21.0	5.1	39	.2	15.2	11.0	441	2.41	1.2	.5	2.9	.4	35	.2	.1	.1	69	.24	.069	8	28.5	.70	99	.083	1	1.39	.009	.06	.1	.02	2.5	.1	<.05	6	<.5	.5
95NW 4SW	.3	21.7	4.2	34	<.1	13.8	8.1	314	1.82	1.0	.3	7.7	.6	44	.1	.1	.1	57	.42	.052	6	28.3	.59	93	.097	2	1.18	.010	.05	.1	.01	2.0	<.1	<.05	4	<.5	7.5
95NW 4+50SW	.6	21.4	4.5	52	.1	19.6	10.3	449	2.12	.8	.3	4.2	.3	64	.2	.1	.1	57	.85	.052	5	33.2	.80	129	.076	2	1.42	.010	.04	.1	.03	2.0	<.1	<.05	5	<.5	.5
95NW 5SW	.7	21.8	3.7	41	.1	18.3	9.0	487	2.12	1.1	.5	3.4	.4	60	.2	.1	.1	59	.79	.096	8	36.0	.68	125	.069	2	1.45	.011	.04	.1	.04	3.0	.1	<.05	5	<.5	15.0
95NW 5+50SW	3.0	26.4	3.9	52	.2	20.7	12.5	1154	2.81	2.5	.8	3.8	.8	66	.2	.1	.1	74	.83	.129	9	43.2	.82	144	.081	2	1.72	.012	.05	.2	.05	3.6	.1	<.05	6	<.5	15.0
95NW 6SW	2.2	56.2	4.3	52	.2	24.4	11.0	2114	3.71	2.5	1.2	1.0	.5	56	.4	.1	.1	76	.80	.079	9	61.7	.74	144	.054	1	2.10	.010	.05	.1	.07	3.5	.1	.06	5	<.5	.5
95NW 6+50SW	1.3	19.9	4.9	35	.2	19.0	10.3	322	3.30	2.7	.3	19.6	.5	40	.2	.1	.1	102	.35	.038	5	46.9	.73	77	.170	2	1.63	.010	.04	.2	.02	2.4	<.1	<.05	10	<.5	7.5
95NW 7SW	.7	10.2	6.2	38	<.1	20.2	7.0	230	2.22	1.6	.2	1.8	.8	34	.1	.1	.1	72	.23	.053	6	46.8	.72	66	.177	1	1.44	.010	.05	.2	.01	2.4	<.1	<.05	10	<.5	15.0
STANDARD DS6	11.7	126.6	29.7	145	.3	26.0	11.1	714	2.88	21.5	6.6	48.0	3.0	41	6.0	3.7	5.1	58	.86	.079	14	189.7	.59	167	.084	17	1.94	.074	.16	3.6	.23	3.3	1.8	<.05	7	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

GGL Diamond Corp. PROJECT McConnell Property FILE # A602090

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
95NW 7+50SW	.7	32.3	2.7	47	.1	42.1	13.3	695	2.00	1.1	.3	1.3	1.4	54	.2	<.1	<.1	61	.68	.064	4	99.8	1.09	64	.137	2	1.33	.012	.24	.1	.01	2.0	.1	<.05	6	<.5	.5
95NW 8SW	.4	41.3	4.2	64	<.1	44.2	14.0	386	3.25	2.0	.3	.8	1.3	40	.1	.1	.1	89	.39	.155	6	78.5	1.37	68	.177	1	2.41	.009	.22	.2	.01	2.3	.1	<.05	12	<.5	15.0
95NW 8+50SW	.5	41.2	3.7	59	.1	58.1	15.9	406	3.97	1.6	.2	.8	.6	64	.2	.1	<.1	142	.50	.150	4	94.5	1.72	122	.236	<1	2.24	.008	.23	.2	.02	1.7	.1	<.05	10	<.5	7.5
95NW 9SW	.3	15.4	2.6	27	<.1	20.8	6.6	184	1.60	1.7	.3	1.4	.6	37	.1	.1	<.1	53	.40	.059	5	41.5	.53	68	.099	1	.96	.009	.08	.1	.01	2.1	<.1	<.05	4	<.5	15.0
96NW 7NE	.8	10.6	7.1	48	<.1	15.1	8.4	357	3.07	2.4	.4	32.2	.4	52	.1	.2	.1	90	.32	.048	6	36.8	.69	82	.134	1	1.56	.019	.08	.3	.07	2.0	<.1	<.05	9	<.5	15.0
96NW 6+50NE	2.5	16.7	4.6	40	<.1	13.9	8.6	586	2.39	1.5	.5	2.2	.2	50	.1	.2	.1	76	.52	.071	8	34.7	.50	88	.070	2	1.60	.017	.06	.1	.06	2.8	<.1	<.05	6	<.5	15.0
96NW 6NE	1.6	17.1	7.4	57	<.1	12.5	6.6	401	2.72	1.9	.5	5.0	.2	42	.2	.2	.2	82	.31	.066	7	35.4	.46	116	.068	2	1.52	.016	.06	.1	.08	1.8	<.1	<.05	7	<.5	15.0
96NW 5+50NE	3.1	43.2	7.1	63	.4	17.5	11.9	1039	3.15	2.1	.9	1.0	.1	57	.3	.2	.2	77	.61	.110	14	32.2	.50	124	.035	2	2.32	.014	.06	.1	.10	1.5	.1	.07	9	.5	15.0
96NW 5NE	1.0	9.7	3.5	38	<.1	8.9	8.7	815	1.59	.7	.2	.8	.3	80	.1	.1	.1	49	.50	.026	4	21.2	.38	95	.085	2	.83	.020	.07	.2	.06	1.6	<.1	<.05	4	<.5	15.0
96NW 4+50NE	.7	10.6	3.5	20	.1	3.6	2.8	138	1.62	.8	.3	1.9	.1	48	.1	.1	.1	43	.17	.040	5	12.6	.20	51	.047	1	1.34	.014	.04	.2	.03	.9	<.1	<.05	5	<.5	7.5
RE 96NW 4+50NE	.7	10.4	3.5	19	.1	3.6	2.8	135	1.57	1.0	.3	8.3	.1	50	.1	.1	.1	45	.18	.041	5	12.7	.20	50	.049	<1	1.35	.014	.04	.1	.03	.8	<.1	<.05	5	<.5	7.5
96NW 4NE	.5	15.5	5.5	14	.2	3.2	1.3	54	.92	.7	.3	1.1	.2	45	.4	.1	.1	31	.35	.023	5	13.0	.06	43	.042	1	.53	.008	.03	.1	.02	.9	<.1	<.05	4	<.5	7.5
96NW 3+50NE	.6	17.2	3.9	40	<.1	12.3	7.1	327	1.71	1.1	.3	2.5	.5	53	.1	.1	.1	46	.48	.073	7	22.6	.51	89	.053	1	1.30	.010	.07	.1	.02	1.8	<.1	<.05	4	<.5	7.5
96NW 3NE	.4	9.7	3.9	28	<.1	10.9	6.3	248	1.85	1.5	.2	<.5	.4	47	.1	.1	.1	65	.43	.027	4	24.8	.47	49	.099	2	.79	.014	.05	.1	.04	1.8	<.1	<.05	4	<.5	7.5
96NW 2+50NE	.5	11.7	4.1	26	.2	11.0	5.4	165	1.80	1.6	.3	3.2	.6	29	.1	.1	.1	56	.26	.042	5	27.5	.36	49	.091	2	1.27	.008	.02	.1	.03	2.0	<.1	<.05	5	<.5	15.0
96NW 2NE	1.8	17.5	8.0	39	.2	12.1	9.1	710	3.70	2.4	.5	3.8	.5	60	.1	.1	.1	77	.80	.109	8	28.1	.50	80	.054	4	1.20	.011	.06	.1	.05	2.5	<.1	<.05	4	<.5	.5
96NW 1NE	.3	8.8	3.5	20	<.1	8.9	4.0	125	1.26	.8	.3	1.9	.4	35	.1	.1	<.1	44	.32	.027	5	20.9	.32	50	.069	3	.81	.008	.02	.2	.02	1.7	<.1	<.05	3	<.5	15.0
96NW 0+50NE	.2	12.9	4.1	18	<.1	7.9	3.9	145	1.35	1.4	.2	6.9	.6	24	.1	.1	<.1	52	.29	.054	5	24.5	.28	45	.086	3	.76	.006	.02	.2	.02	1.9	<.1	<.05	3	<.5	15.0
96NW 0+50SW	.5	7.2	6.3	23	.1	6.9	3.8	152	2.58	2.1	.2	17.8	.5	18	.1	.2	.1	75	.13	.039	5	26.2	.21	41	.089	1	1.14	.006	.02	.1	.03	1.3	<.1	<.05	8	<.5	7.5
96NW 1SW	1.1	38.9	4.8	39	.6	13.1	8.1	908	2.27	1.5	1.2	1.8	.2	75	.3	.1	.1	54	1.01	.206	13	28.8	.49	110	.017	5	1.53	.010	.05	.1	.13	1.6	<.1	.22	4	.6	.5
96NW 1+50SW	.5	20.6	4.5	43	.1	10.7	5.7	358	1.48	1.0	.4	3.0	.2	67	.2	.1	.1	44	.85	.067	7	24.4	.43	116	.050	1	1.17	.013	.04	.1	.05	2.0	<.1	.07	4	<.5	.5
96NW 2SW	.5	18.1	3.7	51	.3	16.1	6.7	278	1.98	1.1	.5	2.0	.2	46	.1	.1	.1	53	.56	.087	7	33.0	.50	90	.044	1	1.32	.008	.04	.1	.05	2.0	<.1	.09	5	<.5	.5
96NW 2+50SW	1.2	28.9	4.4	55	.3	14.7	10.6	1095	2.59	1.4	.7	.8	.1	68	.2	.1	.1	68	.92	.141	10	32.0	.60	131	.031	4	1.63	.010	.05	.1	.06	2.0	<.1	.15	5	<.5	.5
96NW 3SW	.4	14.3	3.3	36	<.1	19.2	8.8	296	2.22	1.5	.3	4.5	.6	37	.1	.1	<.1	76	.40	.081	5	35.0	.86	48	.118	<1	1.46	.008	.07	.1	.01	1.9	<.1	<.05	5	<.5	15.0
96NW 3+50SW	.6	18.0	4.1	16	.4	6.1	7.9	302	.96	.5	.5	1.9	<.1	72	.2	.1	<.1	29	.96	.101	6	14.9	.23	100	.023	3	.62	.009	.04	.1	.08	.9	.1	.10	3	<.5	.5
96NW 4SW	.5	29.3	5.1	30	.5	12.8	7.8	199	1.84	.9	.9	5.2	.4	39	.1	.1	.1	44	.33	.064	10	33.3	.51	101	.059	1	1.46	.010	.04	.1	.10	2.8	.1	<.05	5	<.5	7.5
96NW 4+50SW	1.3	47.3	4.3	53	.2	28.5	18.3	3729	3.18	1.3	.6	3.5	.3	74	.3	.1	<.1	90	1.03	.130	10	45.4	1.11	239	.058	2	1.96	.012	.10	.1	.09	2.8	.2	.06	5	.7	7.5
96NW 5SW	.5	21.8	3.4	34	<.1	15.4	7.9	453	1.87	1.8	.3	3.2	.5	46	.1	.1	<.1	56	.59	.072	6	35.4	.54	104	.076	2	1.06	.010	.04	.1	.02	2.8	<.1	<.05	4	<.5	15.0
96NW 5+50SW	2.0	32.8	3.4	42	.1	17.8	11.6	1422	2.33	2.6	.5	9.4	.2	75	.1	.1	.1	61	.97	.125	8	33.0	.70	169	.055	2	1.44	.013	.05	.1	.05	2.4	.1	<.05	5	.5	7.5
96NW 6SW	.8	11.6	4.2	24	.1	11.1	5.5	193	3.02	2.5	.2	1.5	.7	21	.2	.2	.1	112	.17	.023	4	40.1	.35	44	.184	1	1.02	.007	.03	.2	.02	2.1	<.1	<.05	8	<.5	15.0
96NW 6+50SW	4.0	79.1	3.9	93	.2	28.1	13.4	1840	5.89	4.3	1.6	8.6	1.1	37	.3	.1	.1	102	.42	.080	17	64.1	.74	144	.066	2	3.06	.007	.04	.2	.08	5.3	.1	<.05	6	.7	15.0
96NW 7SW	.4	5.0	5.6	16	<.1	5.7	3.6	124	1.67	1.5	.2	3.1	.5	21	.1	.1	.1	63	.17	.032	4	23.9	.24	40	.149	1	.65	.007	.03	.1	.02	1.2	<.1	<.05	7	<.5	15.0
96NW 7+50SW	.2	23.0	3.1	30	<.1	23.7	8.2	262	2.21	1.3	.3	3.2	.8	34	.1	.1	<.1	69	.33	.074	5	50.9	.79	58	.141	1	1.18	.009	.14	.2	.01	2.0	<.1	<.05	6	<.5	15.0
96NW 8SW	1.6	80.7	4.8	62	.3	46.3	16.3	451	3.52	1.2	.8	1.7	.2	60	.3	.1	<.1	119	1.00	.155	10	89.2	1.14	232	.067	1	1.64	.013	.51	.1	.05	1.7	.1	.08	7	.5	7.5
STANDARD DS6	11.8	126.5	29.8	144	.3	25.1	11.0	716	2.88	21.7	6.7	50.4	3.0	40	6.1	3.5	5.1	57	.85	.079	13	185.3	.58	166	.081	16	1.90	.073	.15	3.6	.23	3.2	1.8	<.05	6	4.8	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
96NW 8+50SW	.4	6.9	4.5	14	<.1	8.2	2.9	93	1.26	.8	.2	28.5	.2	32	<.1	.1	.1	45	.21	.043	3	28.2	.22	45	.113	1	.58	.006	.04	.1	.02	1.0	<.1	<.05	6	<.5	15.0
96NW 9SW	.5	11.1	5.0	32	.1	23.5	6.9	217	2.35	1.4	.2	35.3	.7	38	.1	.1	.1	78	.31	.023	4	63.4	.68	63	.142	<1	1.29	.008	.04	.2	.02	1.8	<.1	<.05	8	<.5	15.0
97NW 7NE	1.9	14.7	7.8	58	<.1	15.0	7.1	392	2.76	2.0	.4	1.8	.3	32	.1	.2	.1	82	.28	.041	8	36.7	.52	73	.085	1	1.55	.016	.07	.1	.09	2.0	<.1	<.05	9	<.5	15.0
97NW 6+50NE	.6	13.3	4.0	29	<.1	10.6	4.8	208	1.89	1.8	.3	1.4	.3	30	.1	.2	.1	61	.31	.042	6	26.7	.39	63	.086	1	1.18	.017	.05	.1	.12	2.0	<.1	<.05	5	<.5	15.0
97NW 6NE	2.1	77.3	7.2	65	.3	24.7	20.5	1835	3.67	2.1	.9	3.6	.3	72	.3	.2	.2	84	.59	.073	27	44.6	.74	205	.048	1	3.13	.018	.14	.1	.08	3.9	.1	.07	10	<.5	7.5
97NW 5+50NE	1.5	64.5	6.7	105	.7	30.9	14.1	868	3.90	2.3	.8	3.9	.6	117	.4	.2	.3	78	1.58	.144	11	48.8	.83	277	.032	2	3.36	.014	.17	.1	.11	5.0	.1	.15	9	<.5	7.5
97NW 5NE	.8	34.7	4.2	58	.3	17.6	8.5	494	2.49	1.5	.5	2.5	.5	88	.2	.2	.2	60	1.10	.078	8	32.4	.60	154	.062	1	1.84	.016	.12	.1	.08	3.7	.1	.09	5	<.5	15.0
97NW 4+50NE	1.1	36.5	6.9	79	.2	18.9	10.0	631	2.99	1.8	.7	3.4	.3	95	.3	.1	.2	73	1.05	.143	10	35.8	.66	171	.037	1	2.19	.014	.08	.2	.06	2.5	.1	.11	8	<.5	15.0
97NW 4NE	.4	11.1	3.0	34	<.1	8.0	5.5	234	1.65	1.2	.2	3.4	.5	47	.1	.1	.1	45	.35	.060	4	17.7	.41	52	.064	1	.98	.010	.04	.1	.01	1.5	<.1	<.05	4	<.5	15.0
97NW 3+50NE	.5	20.2	3.0	36	.2	13.3	8.2	441	1.93	1.2	.4	3.0	.6	46	.1	.1	.1	60	.52	.084	8	28.4	.47	93	.062	<1	1.28	.009	.06	.2	.04	2.4	<.1	<.05	4	<.5	15.0
97NW 3NE	.6	24.5	5.7	45	.3	18.3	7.2	328	2.21	1.3	.6	2.5	.3	70	.3	.1	.1	58	.85	.094	10	38.7	.63	100	.052	1	1.46	.011	.07	.1	.06	2.2	<.1	.11	7	<.5	.5
97NW 2+50NE	.8	17.2	5.8	37	<.1	13.4	8.0	344	2.21	1.6	.3	1.1	.4	39	.2	.1	.1	65	.30	.051	7	29.7	.54	74	.072	1	1.23	.013	.05	.1	.03	2.0	<.1	<.05	5	<.5	.5
97NW 1+50NE	.5	12.5	3.7	33	<.1	9.1	4.5	186	1.59	1.1	.3	1.4	.4	41	.1	.1	.1	52	.41	.055	5	24.2	.33	66	.064	1	.93	.010	.03	.1	.03	1.9	<.1	<.05	4	<.5	7.5
97NW 1NE	1.4	23.9	5.1	46	.1	14.1	10.1	1938	2.30	1.0	.6	3.4	.3	74	.2	.1	.1	55	1.09	.098	10	27.9	.47	135	.041	2	1.31	.010	.04	.1	.06	2.5	.1	.11	4	.6	7.5
97NW 0+50NE	.5	6.3	3.5	20	<.1	4.5	4.8	296	1.28	.9	.1	73.9	.4	25	<.1	.1	<.1	28	.34	.047	3	7.0	.25	42	.043	<1	.48	.018	.05	.1	.04	1.0	<.1	<.05	2	<.5	15.0
97NW 0+50SW	1.2	16.1	4.6	50	<.1	13.2	8.5	493	1.90	1.5	.6	5.5	.6	40	.1	.1	.1	57	.51	.078	7	28.0	.51	86	.070	1	1.28	.008	.04	.2	.02	2.6	<.1	<.05	4	<.5	15.0
97NW 1SW	6.2	38.1	6.5	50	.3	18.3	15.2	7385	3.35	2.2	1.6	1.6	.3	51	.9	.1	.1	82	.58	.200	15	40.1	.55	214	.027	2	1.99	.011	.04	.1	.14	2.1	.1	.17	5	.8	.5
97NW 1+50SW	.7	17.9	4.8	39	.1	10.8	6.2	408	1.70	1.1	.5	1.6	.3	54	.2	.1	.1	51	.55	.057	7	24.0	.40	126	.051	2	1.36	.013	.06	.1	.03	2.3	<.1	<.05	6	<.5	7.5
97NW 2SW	.3	21.9	4.9	22	.2	10.7	5.2	172	1.54	1.2	.3	4.6	.4	30	.1	.1	.1	53	.29	.037	6	27.0	.43	60	.102	1	1.31	.007	.04	.1	.03	1.9	<.1	<.05	5	<.5	15.0
97NW 2+50SW	.3	12.5	2.9	22	<.1	9.0	6.4	270	1.46	1.1	.3	125.4	.7	39	.1	.1	<.1	54	.46	.065	6	23.6	.36	69	.083	2	.91	.008	.03	.1	.02	2.2	<.1	<.05	3	<.5	15.0
97NW 3SW	.8	29.6	5.3	47	.1	15.0	13.1	1075	2.44	.8	.7	<.5	.2	63	.4	.1	.1	72	.76	.097	8	28.2	.57	175	.038	3	1.79	.014	.06	.1	.03	2.3	<.1	.09	6	<.5	.5
97NW 3+50SW	.4	18.6	3.6	40	.2	10.9	5.5	361	1.49	.8	.4	2.1	.3	48	.1	.1	.1	41	.65	.090	6	23.8	.43	85	.038	2	1.04	.010	.04	.1	.04	1.9	<.1	.06	3	<.5	7.5
97NW 4SW	.9	20.3	3.6	50	<.1	14.3	12.7	1142	3.11	2.1	.5	14.0	.8	49	.1	.1	<.1	78	.60	.111	9	31.3	.64	90	.071	1	1.28	.008	.09	.1	.04	2.9	<.1	<.05	4	<.5	15.0
97NW 4+50SW	.7	18.6	3.0	56	<.1	28.9	14.0	862	2.93	1.4	.4	83.0	.7	71	.1	.1	<.1	85	1.06	.232	6	49.9	1.39	91	.114	1	1.89	.009	.10	.1	.03	2.8	<.1	<.05	5	<.5	15.0
RE 97NW 2+50SW	.3	12.5	2.7	22	<.1	10.3	7.0	284	1.49	1.3	.3	2.1	.7	39	<.1	.1	<.1	55	.45	.066	6	24.5	.38	69	.082	1	.94	.008	.03	.1	.01	2.3	<.1	<.05	3	<.5	15.0
97NW 5SW	.7	36.9	4.0	49	.3	21.9	12.5	548	1.98	.7	1.0	2.7	.3	72	.2	.1	.1	60	1.01	.161	12	40.5	.94	144	.060	1	1.64	.011	.07	.1	.19	3.0	.1	.09	5	.5	15.0
97NW 5+50SW	4.0	42.9	3.2	46	.2	22.8	12.9	1986	2.70	3.1	1.3	2.2	.3	81	.1	.1	<.1	82	1.19	.203	10	49.6	1.02	157	.036	2	1.71	.012	.06	.1	.06	2.3	.1	.10	5	<.5	7.5
97NW 6SW	2.6	23.0	8.5	33	<.1	14.4	10.9	975	2.05	1.6	.3	1.2	.7	66	.3	.1	.2	81	.43	.023	8	31.8	.55	146	.162	2	1.27	.009	.04	.2	.03	2.3	.1	<.05	9	<.5	15.0
97NW 6+50SW	.5	45.5	3.6	36	.1	20.7	10.9	316	2.33	2.5	.4	3.8	1.4	35	.2	.2	.1	68	.28	.016	7	41.0	.61	61	.109	2	1.68	.008	.04	.1	.02	3.0	<.1	<.05	4	<.5	15.0
97NW 7SW	.6	97.9	2.6	37	<.1	25.8	13.8	329	2.25	1.1	.2	2.8	.6	110	.2	.1	<.1	71	.62	.051	4	43.8	.89	126	.150	3	1.53	.018	.11	.1	.10	2.5	<.1	<.05	5	<.5	7.5
97NW 7+50SW	.7	11.0	6.1	46	<.1	15.8	9.0	286	4.18	3.2	.3	13.4	1.1	28	.2	.2	.1	114	.28	.238	6	48.9	.55	83	.121	2	1.66	.009	.03	.2	.03	2.4	<.1	<.05	9	<.5	7.5
97NW 8SW	.8	12.1	7.8	41	<.1	16.4	8.4	293	3.85	3.6	.3	67.9	1.0	29	.2	.2	.1	124	.22	.178	6	50.1	.57	66	.158	1	1.59	.010	.04	.3	.02	2.3	<.1	<.05	10	<.5	15.0
97NW 8+50SW	.6	94.1	4.2	45	.4	34.0	12.1	354	2.42	1.8	.8	4.0	.5	49	.1	.1	.1	77	.74	.106	9	62.4	.83	187	.071	3	2.32	.013	.16	.1	.09	4.2	.1	<.05	6	<.5	15.0
97NW 9SW	.5	9.7	4.4	20	<.1	10.3	4.7	155	2.27	2.2	.3	2.0	.8	29	.1	.2	.1	83	.26	.027	5	36.1	.32	49	.133	2	.90	.008	.03	.2	.01	2.0	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.6	124.3	29.4	144	.3	25.5	10.8	698	2.85	21.2	6.6	45.8	3.0	40	6.0	3.9	5.0	56	.85	.077	13	180.4	.57	166	.078	17	1.90	.072	.15	3.4	.23	3.2	1.7	<.05	6	4.2	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

GGL Diamond Corp. PROJECT McConnell Property File # A602091 Page 1
904 - 675 W. Hastings St., Vancouver BC V6B 1N2 Submitted by: Ray Hrkac

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm
98NW 7NE	1.6	22.6	4.9	48	.1	19.3	9.1	469	2.92	1.9	.6	7.7	.8	52	.1
98NW 6+50NE	1.9	27.5	5.9	83	<.1	23.7	13.0	845	2.83	2.0	.6	4.6	.4	49	.2
98NW 6NE	1.5	50.8	4.8	65	.7	19.7	11.3	655	2.72	1.7	1.3	4.4	.5	117	.2
98NW 5+50NE	1.5	35.7	4.1	40	.3	11.6	9.2	578	2.05	.9	.8	3.4	.2	124	.3
98NW 5NE	2.0	37.3	5.2	50	.2	17.2	9.2	420	2.75	1.6	.8	4.6	.5	58	.1
98NW 4+50NE	1.8	27.2	5.8	65	.1	15.9	8.9	543	2.69	1.6	.6	1.5	.4	71	.3
98NW 4NE	2.0	42.0	6.2	61	.3	18.6	10.1	721	2.76	2.2	1.0	4.2	.5	93	.2
98NW 3+50NE	1.1	27.8	6.6	57	.1	20.5	10.7	554	3.00	1.8	.7	32.6	.5	74	.1
98NW 3NE	1.3	24.9	4.0	34	.2	13.3	9.5	626	2.13	1.1	.6	3.0	.3	60	.2
98NW 2+50NE	.7	22.3	3.4	43	.2	13.7	6.8	338	1.96	1.1	.5	10.7	.3	56	.1
98NW 2NE	.2	13.4	3.1	23	<.1	8.8	4.2	172	1.61	1.5	.3	3.4	.7	28	.1
98NW 1+50NE	.8	21.9	9.0	30	<.1	12.3	7.8	271	2.72	2.7	.2	4.8	.6	25	.1
98NW 0+50NE	1.5	32.1	4.5	41	.4	12.7	7.5	1319	2.27	1.3	.9	9.2	.3	95	.2
98NW 0+50SW	.5	28.5	5.6	34	.1	11.0	5.7	318	1.65	1.2	.5	4.3	.3	52	.1
98NW 1SW	.3	17.8	4.2	21	<.1	9.4	5.0	187	1.58	1.4	.3	7.9	.7	23	.1
98NW 1+50SW	.6	10.7	7.4	22	<.1	7.7	4.2	185	1.93	1.7	.3	1.3	.5	22	.1
98NW 2SW	.4	11.2	4.1	25	.1	9.1	5.4	200	1.79	2.2	.3	65.3	.4	22	.1
98NW 2+50SW	1.2	7.9	8.2	28	<.1	8.8	4.5	223	3.19	3.4	.3	5.3	1.2	17	.1
98NW 3SW	.3	22.2	3.0	23	<.1	11.5	6.8	199	1.61	1.4	.2	6.0	.6	27	<.1
98NW 3+50SW	.4	19.2	2.7	27	<.1	11.5	6.7	274	1.47	.8	.2	19.2	.6	30	<.1
98NW 4SW	.7	13.6	4.8	21	.1	7.9	4.1	171	1.49	1.1	.4	1.3	.4	41	.2
98NW 4+50SW	1.0	31.8	7.5	25	.2	12.6	6.9	338	2.20	.8	1.0	3.7	.2	89	.3
98NW 5SW	.7	20.8	5.9	37	.2	13.1	7.5	462	1.96	.7	.6	9.1	.2	51	1.1
98NW 5+50SW	.8	51.0	5.4	57	.4	19.5	9.7	604	2.41	1.0	1.4	3.9	.2	77	.2
98NW 6SW	.5	26.3	3.7	48	.2	18.0	9.7	553	2.11	1.1	.6	6.1	.2	53	.1
98NW 7SW	.9	13.7	4.7	25	<.1	11.2	6.7	194	2.60	1.8	.2	2.2	.3	19	.2
98NW 7+50SW	.7	68.5	3.7	26	<.1	16.2	8.1	345	2.16	1.8	.4	2.7	.4	40	.1
98NW 8SW	.3	39.1	4.1	87	.1	44.6	13.7	585	3.49	.7	.2	8.9	1.0	31	.1
98NW 8+50SW	.4	55.8	2.1	28	.1	19.1	7.7	255	1.75	.6	.4	2.1	.3	68	.1
98NW 9SW	1.5	128.6	3.1	83	.1	35.6	17.0	1354	3.36	1.5	1.4	4.2	.3	68	.4
99NW 0+50SW	15.4	31.3	4.8	25	.2	11.1	73.9	34018	16.87	4.3	.6	4.0	.4	64	1.6
99NW 1SW	.7	26.3	4.3	40	.1	16.3	7.9	694	1.95	2.1	2.4	5.1	.9	43	.1
99NW 1+50SW	1.0	19.5	7.8	50	.2	12.8	8.1	338	2.29	1.4	.5	2.5	.6	28	.1
RE 98NW 6SW	.5	24.6	3.5	46	.2	17.4	9.1	544	2.01	1.1	.5	1.7	.2	48	.1
STANDARD DS6	11.8	125.6	30.0	142	.3	25.0	10.9	704	2.86	21.5	6.7	56.1	3.1	40	6.2

SAMPLE#	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
98NW 7NE	.2	.1	89	.61	.076	9	52.6	.64	99	.092	2	1.57	.017	.07	.2	.09	3.4	.1	<.05	5	<.5	15.0
98NW 6+50NE	.1	.1	80	.54	.082	8	48.5	.82	217	.072	2	1.97	.016	.10	.2	.06	3.3	.1	<.05	7	<.5	15.0
98NW 6NE	.2	.2	59	1.44	.097	26	37.1	.70	190	.054	3	2.39	.018	.13	.3	.14	4.2	.1	.07	5	.9	15.0
98NW 5+50NE	.1	.1	40	1.88	.098	15	27.2	.36	160	.028	2	1.41	.013	.07	.2	.10	2.2	.1	.09	4	.8	15.0
98NW 5NE	.1	.2	67	.69	.089	15	36.6	.57	127	.055	<1	1.86	.017	.09	.1	.09	3.9	.1	.06	6	.5	15.0
98NW 4+50NE	.1	.2	69	.79	.078	9	35.9	.56	141	.056	1	1.85	.021	.09	.1	.08	3.5	<.1	<.05	6	<.5	15.0
98NW 4NE	.2	.2	69	1.14	.098	12	37.0	.61	159	.053	2	2.06	.013	.09	.2	.06	3.8	.1	.06	7	.8	7.5
98NW 3+50NE	.1	.1	73	.94	.114	15	44.4	.80	107	.074	2	1.71	.011	.13	.1	.05	2.8	<.1	<.05	6	.6	15.0
98NW 3NE	.1	.1	59	.73	.100	10	32.3	.48	80	.041	2	1.25	.011	.04	.1	.05	2.1	<.1	.07	4	.6	7.5
98NW 2+50NE	.1	.1	51	.55	.087	10	30.0	.49	113	.041	2	1.41	.012	.04	.1	.03	2.2	<.1	<.05	4	.5	15.0
98NW 2NE	.1	<.1	47	.26	.055	6	23.7	.29	43	.072	1	1.04	.008	.02	.2	.01	1.9	<.1	<.05	3	<.5	15.0
98NW 1+50NE	.2	.1	68	.23	.083	5	33.5	.41	48	.083	3	1.58	.012	.03	.1	.03	1.8	<.1	<.05	5	<.5	.5
98NW 0+50NE	.1	.1	54	1.44	.159	11	35.5	.44	158	.027	2	1.32	.010	.05	.1	.13	2.1	.1	.16	4	1.0	15.0
98NW 0+50SW	.1	.1	48	.80	.094	10	27.4	.48	93	.045	1	1.20	.009	.04	.2	.05	2.1	<.1	.06	4	.7	15.0
98NW 1SW	.1	<.1	45	.30	.065	6	26.3	.34	49	.069	1	1.12	.006	.03	.2	.02	2.1	<.1	<.05	3	<.5	15.0
98NW 1+50SW	.1	.1	66	.18	.038	6	26.5	.28	54	.099	<1	1.08	.009	.03	.2	.02	1.6	<.1	<.05	6	<.5	15.0
98NW 2SW	.1	<.1	49	.22	.092	5	24.1	.31	53	.058	1	1.55	.009	.03	.3	.04	2.0	<.1	<.05	3	<.5	15.0
98NW 2+50SW	.2	.2	92	.14	.067	7	35.0	.29	44	.153	<1	1.09	.008	.02	.3	.02	1.6	<.1	<.05	12	<.5	15.0
98NW 3SW	.1	<.1	48	.31	.063	5	24.4	.45	61	.073	<1	.98	.007	.06	.2	.01	1.8	<.1	<.05	3	<.5	15.0
98NW 3+50SW	.1	<.1	45	.33	.061	6	24.8	.48	62	.081	<1	.88	.009	.05	.1	.01	2.0	<.1	<.05	3	<.5	15.0
98NW 4SW	.1	.1	50	.38	.033	6	25.5	.32	71	.086	2	.77	.015	.05	.1	.02	1.8	<.1	<.05	5	<.5	.5
98NW 4+50SW	.1	.1	59	1.10	.129	11	26.8	.36	174	.025	1	1.33	.019	.09	.2	.04	1.7	.1	.11	5	.6	.5
98NW 5SW	.1	.1	56	.55	.088	6	29.6	.57	91	.043	2	1.23	.013	.06	.1	.03	1.9	<.1	.06	5	<.5	7.5
98NW 5+50SW	.1	.1	66	1.19	.142	17	39.4	.74	135	.034	2	1.95	.014	.05	.1	.09	1.9	.1	.14	5	.8	7.5
98NW 6SW	.1	.1	61	.71	.097	8	36.2	.70	101	.049	2	1.38	.009	.04	.1	.05	2.0	<.1	.06	4	.5	15.0
98NW 7SW	.2	.1	112	.15	.028	4	38.7	.40	61	.174	1	.86	.009	.03	.2	.01	1.7	<.1	<.05	9	<.5	15.0
98NW 7+50SW	.1	.1	60	.64	.048	6	33.8	.49	69	.066	1	1.04	.008	.05	.1	.01	2.3	<.1	<.05	4	.5	15.0
98NW 8SW	.1	.1	104	.27	.135	3	86.9	1.31	81	.180	1	1.83	.009	.19	.2	.02	1.6	.1	<.05	11	<.5	7.5
98NW 8+50SW	<.1	<.1	56	.89	.082	7	40.1	.72	109	.073	2	1.13	.014	.08	.1	.03	1.6	.1	.06	5	<.5	.5
98NW 9SW	.1	.1	75	.84	.150	16	72.3	1.09	168	.044	2	2.74	.013	.09	.1	.07	3.1	.1	.10	6	.8	7.5
99NW 0+50SW	.2	.1	109	.73	.147	16	26.9	.20	887	.016	3	1.16	.010	.02	.1	.30	2.5	.6	.16	5	1.5	7.5
99NW 1SW	.1	.1	47	.57	.084	12	34.1	.61	75	.064	1	1.24	.009	.05	.2	.04	2.9	<.1	<.05	4	.8	15.0
99NW 1+50SW	.1	.1	58	.24	.040	6	30.6	.39	147	.051	2	1.72	.010	.06	.2	.03	2.4	.1	<.05	6	.5	7.5
RE 98NW 6SW	.1	<.1	58	.69	.090	8	34.1	.64	103	.047	1	1.28	.008	.04	.1	.04	2.1	<.1	<.05	4	.5	15.0
STANDARD DS6	3.6	5.2	57	.86	.080	14	185.7	.57	168	.080	18	1.89	.074	.17	3.6	.23	3.3	1.8	<.05	6	4.6	15.0

GROUP 1DX - 15 GM SAMPLE LEACHED WITH 90 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 300 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
- SAMPLE TYPE: SOIL PULP Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

05-30-2006 A09:18

Data ✓ FA ____ DATE RECEIVED: MAY 11 2006 DATE REPORT MAILED:................

BRITISH COLUMBIA CERTIFIED ASSAYER — Raymond Chan

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.



ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
99NW 2SW	1.1	10.5	6.4	38	<.1	13.1	8.4	271	2.10	2.1	.5	4.1	1.0	42	.1	.1	.1	65	.45	.052	5	31.5	.57	83	.099	1	1.43	.012	.05	.2	.01	2.5	<.1	<.05	5	<.5	15.0
99NW 2+50SW	.5	13.4	4.9	43	.2	8.9	7.0	406	1.40	.5	.4	4.7	.4	49	.1	.1	.1	41	.45	.051	4	19.8	.47	104	.045	1	1.02	.012	.08	<.1	.04	1.8	.1	<.05	4	<.5	7.5
99NW 3SW	.4	5.2	5.0	13	.2	2.6	2.5	106	.85	<.5	.2	8.4	.2	39	.1	.1	.1	27	.22	.018	3	10.3	.18	44	.060	1	.60	.009	.05	<.1	.02	1.2	<.1	<.05	4	<.5	7.5
99NW 3+50SW	.5	17.0	4.4	30	<.1	14.2	7.1	268	2.24	1.6	.3	17.3	.8	44	.1	.1	.1	74	.41	.066	6	33.0	.53	55	.118	1	1.28	.009	.06	.2	.02	2.2	<.1	<.05	5	<.5	15.0
99NW 4SW	.4	16.8	5.4	38	.2	14.9	7.3	252	1.61	.6	.3	3.5	.6	50	.2	.1	.1	46	.43	.059	5	25.2	.61	96	.080	1	1.20	.013	.07	.1	.01	1.9	<.1	<.05	4	<.5	7.5
99NW 4+50SW	.5	25.6	8.1	46	.2	19.4	10.4	421	2.25	1.2	.4	15.9	.8	58	.1	.1	.1	70	.57	.072	6	35.4	.82	107	.099	1	1.39	.013	.10	.1	.02	2.5	<.1	<.05	5	<.5	15.0
99NW 5SW	.6	36.6	5.2	45	.2	23.5	11.2	557	2.79	1.4	.8	2.3	.9	68	.1	.1	.1	75	.88	.139	9	40.5	.91	150	.074	2	1.59	.015	.13	.1	.03	3.2	.1	<.05	5	<.5	15.0
99NW 5+50SW	.4	27.7	3.2	32	<.1	14.4	6.6	273	1.94	1.1	.5	9.0	.5	58	.1	.1	.1	61	.67	.075	8	33.4	.54	121	.072	1	1.27	.011	.05	.1	.03	3.0	<.1	<.05	4	<.5	15.0
99NW 6SW	.3	19.0	3.1	28	<.1	15.8	7.3	313	2.01	1.6	.4	6.7	.8	55	.1	.2	.1	75	.60	.048	7	40.1	.48	75	.127	3	1.07	.010	.04	.1	.02	3.1	<.1	<.05	4	<.5	15.0
99NW 6+50SW	.7	25.8	3.6	52	<.1	21.6	9.9	1200	2.32	1.7	.4	2.0	.7	73	.3	.1	.1	66	.87	.070	8	40.5	.70	123	.097	2	1.49	.013	.04	.1	.03	3.4	<.1	<.05	4	<.5	15.0
99NW 7SW	.6	39.1	3.1	40	<.1	20.2	9.0	441	2.47	1.9	.4	3.9	.9	55	.1	.1	<.1	72	.69	.081	7	43.4	.61	119	.072	1	1.34	.010	.07	.1	.02	3.3	<.1	<.05	4	<.5	15.0
99NW 7+50SW	.3	374.0	3.8	91	<.1	80.5	24.3	670	5.79	1.6	.6	16.0	2.0	63	.2	.1	.1	158	.46	.122	7	165.7	2.62	99	.178	2	3.86	.009	.51	.2	.01	5.2	.2	<.05	12	<.5	15.0
99NW 8SW	.4	68.7	3.8	57	.1	38.1	16.2	466	3.43	1.3	.4	6.4	1.1	63	.2	.1	.1	101	.72	.164	8	58.2	1.37	135	.145	2	2.32	.013	.27	.1	.03	3.2	.1	<.05	7	<.5	15.0
99NW 9SW	1.2	95.3	3.1	66	.2	42.7	13.6	656	3.14	1.3	1.4	4.3	.4	68	.1	.1	<.1	78	.97	.138	10	76.9	1.15	115	.064	2	2.11	.014	.06	.1	.12	4.0	.1	.10	6	.5	7.5
99+50NW 7NE	.9	25.4	5.2	63	.2	22.0	10.4	480	2.62	1.7	.6	2.9	.8	59	.1	.1	.1	74	.89	.091	8	41.0	.78	148	.093	2	1.95	.012	.09	.1	.04	4.0	.1	<.05	6	<.5	15.0
99+50NW 6+50NE	1.1	24.5	4.9	50	.1	21.7	10.1	562	2.56	1.6	.7	2.7	.7	52	.1	.1	.1	75	.83	.077	9	42.0	.71	113	.078	1	1.70	.011	.08	.1	.04	3.6	<.1	<.05	5	<.5	15.0
99+50NW 6NE	.9	21.0	4.8	56	<.1	18.7	8.6	428	2.30	1.5	.7	4.7	.8	55	.1	.1	.1	73	.88	.074	8	38.0	.65	113	.098	2	1.53	.010	.08	.1	.03	3.8	.1	<.05	5	<.5	15.0
99+50NW 5+50NE	1.2	20.3	5.2	53	<.1	19.4	10.0	376	2.63	1.8	.6	2.4	1.2	55	.1	.1	.1	78	.62	.032	7	39.8	.64	112	.127	1	1.67	.012	.07	.1	.01	3.8	.1	<.05	5	<.5	15.0
99+50NW 5NE	1.2	25.1	5.2	56	<.1	18.9	9.6	458	2.68	2.2	.7	3.0	.8	56	.1	.1	.1	76	.73	.060	9	40.8	.57	127	.093	2	1.83	.011	.08	.1	.03	4.1	<.1	<.05	5	<.5	15.0
99+50NW 4+50NE	.4	15.0	3.6	30	<.1	12.3	6.8	318	2.14	2.0	.4	4.1	1.0	52	.1	.1	<.1	70	.68	.070	7	34.3	.41	70	.105	1	.98	.011	.06	.1	.01	3.0	<.1	<.05	3	<.5	15.0
99+50NW 4NE	.5	17.1	3.7	35	<.1	12.3	6.8	344	2.24	1.6	.4	4.7	.9	55	.1	.1	.1	65	.71	.059	7	33.2	.40	72	.080	2	1.06	.011	.05	.1	.02	2.9	<.1	<.05	4	<.5	15.0
99+50NW 3+50NE	1.4	33.5	5.9	51	.2	19.4	8.3	305	2.68	1.8	1.0	2.9	.8	63	.1	.1	.1	71	.76	.076	11	39.8	.62	126	.083	2	2.04	.013	.08	.1	.07	4.3	.1	<.05	6	.5	15.0
99+50NW 3NE	.4	10.4	3.5	23	<.1	8.4	4.9	182	2.33	2.4	.4	3.5	1.0	33	.1	.1	<.1	67	.36	.058	6	31.7	.27	39	.095	2	1.45	.010	.02	.1	.03	2.5	<.1	<.05	4	<.5	15.0
RE 99+50NW 5NE	1.3	26.5	5.4	57	<.1	18.7	9.2	437	2.74	2.0	.7	2.2	.9	56	.2	.1	.1	73	.74	.058	9	41.5	.57	123	.086	2	1.78	.012	.07	.1	.03	4.2	<.1	<.05	6	<.5	15.0
99+50NW 2+50NE	.3	18.5	3.3	29	<.1	11.9	7.5	274	1.78	.9	.3	3.3	.9	51	<.1	.1	.1	56	.49	.071	7	28.5	.45	70	.097	2	1.03	.010	.06	.2	.01	2.4	<.1	<.05	3	<.5	15.0
99+50NW 2NE	2.0	17.3	8.5	42	.2	12.5	10.4	1353	2.41	1.3	.4	2.4	.2	48	.4	.1	.1	64	.50	.077	6	24.1	.38	123	.040	2	1.56	.012	.06	.1	.04	1.7	.1	<.05	6	<.5	.5
99+50NW 1+50NE	.6	16.4	4.4	29	.2	16.7	5.7	225	1.65	1.0	.3	5.1	.5	50	<.1	.1	.1	49	.55	.075	6	37.4	.54	64	.077	<1	1.24	.011	.03	.1	.03	2.1	<.1	<.05	5	<.5	15.0
99+50NW 1NE	.5	15.3	4.0	28	<.1	12.0	6.4	226	2.33	2.0	.3	5.2	.9	39	.1	.1	.1	68	.32	.041	6	29.8	.43	62	.111	2	1.61	.010	.04	.2	.02	2.4	<.1	<.05	5	<.5	15.0
99+50NW 0+50NE	.4	11.3	3.7	23	<.1	9.2	4.9	193	1.45	1.3	.3	2.3	.7	39	.1	.1	<.1	48	.41	.049	5	22.6	.31	60	.093	1	.76	.009	.03	.2	.01	2.2	<.1	<.05	3	<.5	15.0
100NW 0+50SW	.6	11.2	4.1	25	.1	10.7	5.4	201	2.48	2.5	.4	2.2	1.0	30	.1	.2	.1	74	.32	.054	6	38.2	.34	49	.104	1	1.48	.009	.02	.1	.03	2.7	<.1	<.05	5	<.5	15.0
100NW 1SW	1.2	13.8	6.5	43	.1	13.4	6.8	263	2.14	1.4	.9	1.6	.9	38	.1	.1	.1	53	.42	.060	9	28.3	.50	77	.080	1	1.36	.009	.04	.1	.03	2.6	<.1	<.05	6	<.5	7.5
100NW 1+50SW	2.1	40.7	5.7	34	.6	10.8	9.1	3627	2.30	1.0	1.3	2.8	.4	94	.4	.1	.1	51	1.54	.194	21	27.4	.35	161	.016	3	1.53	.013	.04	.1	.13	1.9	.1	.25	4	.8	15.0
100NW 2SW	.6	8.5	9.6	26	<.1	9.1	4.6	209	1.72	1.4	.4	3.2	1.0	40	.1	.1	.1	55	.39	.030	7	25.0	.33	98	.109	1	1.13	.010	.05	.1	.02	2.2	<.1	<.05	7	<.5	15.0
100NW 2+50SW	.4	13.9	4.7	30	<.1	10.3	7.4	296	1.60	1.1	.4	7.4	.8	42	.1	.1	<.1	49	.46	.059	6	26.6	.39	65	.084	1	.90	.010	.05	.3	.02	2.4	<.1	<.05	3	<.5	15.0
STANDARD DS6	11.4	122.0	28.2	139	.3	24.2	10.7	693	2.77	21.1	6.4	46.7	3.1	40	6.1	3.5	4.9	55	.86	.079	13	184.2	.57	165	.078	17	1.91	.075	.16	3.1	.20	3.3	1.7	<.05	6	4.1	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
100NW 3SW	1.3	38.7	7.7	75	.1	26.0	13.4	687	3.75	2.4	.6	3.7	.8	59	.2	.1	.1	92	.71	.076	6	47.1	1.19	121	.085	2	2.26	.012	.13	.2	.09	3.0	.1	<.05	9	.5	15.0
100NW 3+50SW	.5	11.2	3.2	25	<.1	9.8	4.6	211	1.76	1.4	.2	4.5	.5	33	.1	.1	<.1	51	.36	.069	4	21.6	.45	37	.080	2	.94	.009	.04	.2	.01	1.7	<.1	<.05	4	<.5	15.0
100NW 4SW	.3	19.6	3.8	38	<.1	13.9	7.6	276	1.73	1.1	.3	11.5	.6	52	.1	.1	.1	53	.49	.070	5	26.0	.59	77	.086	1	1.16	.010	.08	.2	.02	2.1	<.1	<.05	4	<.5	15.0
100NW 5SW	.5	19.4	10.6	44	.2	17.7	7.6	312	2.18	1.0	.5	7.4	.4	78	.2	.1	.1	63	.65	.050	5	37.0	.85	94	.101	2	1.45	.012	.09	.1	.01	2.3	.1	<.05	8	<.5	15.0
100NW 5+50SW	1.8	47.8	5.7	45	.2	30.7	21.7	1179	3.30	.9	1.6	1.8	.4	92	.9	.1	.1	92	.70	.119	9	48.4	1.21	144	.077	2	1.88	.018	.17	.1	.05	2.9	.1	<.05	7	.6	7.5
100NW 6SW	3.1	406.7	2.2	20	.6	12.7	41.8	785	1.43	.7	3.4	5.9	.1	175	.3	.2	<.1	26	2.64	.119	16	19.9	.28	186	.018	6	1.32	.011	.04	.1	.13	2.1	.1	.15	2	2.3	15.0
100NW 6+50SW	.8	52.2	3.5	33	<.1	18.1	8.9	285	2.25	1.9	.5	5.7	1.0	62	.1	.1	.1	75	.71	.032	7	34.6	.64	93	.129	1	1.55	.012	.05	.1	.03	3.7	<.1	<.05	5	<.5	15.0
100NW 7SW	1.3	102.8	4.3	53	.3	27.5	12.6	494	2.76	1.8	1.0	5.4	.7	87	.3	.1	.1	81	.91	.080	9	45.3	.91	155	.084	2	2.41	.018	.09	.1	.10	4.7	.1	<.05	7	.8	15.0
100NW 7+50SW	1.1	43.9	3.7	55	.2	27.0	11.3	1065	2.61	1.7	.7	4.6	.4	70	.1	.1	<.1	80	.79	.090	9	48.5	.90	124	.075	2	1.89	.013	.06	.1	.05	3.4	.1	<.05	6	.7	15.0
100NW 8SW	.7	34.3	3.8	46	.3	23.6	10.3	340	2.80	1.8	.4	5.8	.8	54	.1	.1	.1	92	.52	.079	7	41.4	1.00	112	.157	2	1.96	.011	.26	.1	.03	2.7	.1	<.05	7	<.5	15.0
100NW 8+50SW	.4	16.5	4.4	32	<.1	22.1	7.8	245	2.05	1.1	.3	2.2	.6	55	.1	.1	.1	74	.40	.053	5	38.4	.76	74	.168	2	1.46	.009	.14	.1	.02	2.2	<.1	<.05	8	<.5	15.0
101NW 7NE	1.4	16.2	6.0	69	<.1	14.7	7.6	460	2.59	1.6	.6	1.2	.3	62	.2	.1	.1	65	.57	.056	7	31.0	.59	110	.083	2	1.49	.017	.12	.1	.04	2.4	<.1	<.05	7	<.5	15.0
101NW 6+50NE	1.0	24.2	4.9	48	.1	16.7	8.1	470	2.55	1.9	.6	2.5	.6	61	.1	.2	.1	75	.67	.062	9	35.4	.60	96	.095	3	1.55	.021	.09	.1	.09	3.2	<.1	<.05	6	<.5	15.0
101NW 6NE	.7	20.6	4.2	42	<.1	16.3	8.0	431	2.33	2.1	.5	2.6	1.0	61	.1	.2	.1	66	.71	.060	9	35.4	.55	97	.106	2	1.37	.021	.09	.2	.08	3.6	<.1	<.05	5	<.5	15.0
101NW 5+50NE	.9	30.7	4.8	46	<.1	17.4	9.2	462	2.60	2.5	.5	1.8	.8	57	.1	.1	.1	66	.67	.052	7	31.7	.59	127	.069	2	1.67	.017	.10	.1	.09	3.7	.1	<.05	6	<.5	15.0
101NW 5NE	1.3	50.6	6.8	49	.1	22.4	11.9	512	3.31	2.9	.9	3.5	.6	59	.2	.2	.1	86	.72	.089	11	42.6	.63	175	.051	2	2.49	.017	.11	.1	.09	4.8	.1	<.05	8	.6	15.0
101NW 4+50NE	1.6	43.6	6.4	72	.1	24.5	13.2	829	3.46	2.3	1.0	4.7	.5	63	.2	.1	.2	90	.67	.092	12	43.2	.74	156	.068	2	2.84	.020	.13	.1	.07	4.8	.1	<.05	8	.6	15.0
101NW 4NE	1.0	35.6	5.7	69	.2	20.0	9.7	514	2.71	2.2	.8	3.4	.7	66	.2	.2	.1	75	.89	.083	9	36.3	.64	142	.069	2	2.09	.010	.11	.2	.05	4.5	.1	<.05	6	.6	15.0
101NW 3+50NE	.9	28.8	5.3	58	<.1	19.0	8.8	405	2.78	2.0	.7	3.1	.8	58	.1	.2	.1	82	.79	.085	8	38.7	.66	96	.068	2	1.93	.011	.08	.1	.03	4.1	.1	<.05	6	.5	15.0
101NW 3NE	1.0	30.6	5.1	46	.1	16.3	8.9	480	2.45	2.0	.7	13.2	.7	55	.1	.2	.1	73	.70	.070	9	34.1	.51	107	.064	3	1.61	.010	.07	.1	.04	3.9	.1	<.05	6	.6	15.0
101NW 2+50NE	.9	24.5	5.4	36	.2	14.5	8.7	775	2.23	2.0	.7	3.2	.6	66	.1	.1	.1	67	.76	.103	8	34.7	.44	125	.053	2	1.65	.013	.07	.1	.07	3.5	.1	<.05	5	.7	15.0
RE 101NW 4NE	.9	35.1	5.6	69	.2	19.8	9.7	536	2.80	2.3	.8	3.3	.7	66	.2	.2	.1	78	.90	.081	9	37.2	.63	139	.071	2	2.06	.011	.11	.1	.04	4.6	.1	<.05	6	.6	15.0
101NW 2NE	.3	13.6	3.0	33	<.1	12.5	6.1	287	1.65	.9	.3	2.0	1.0	74	<.1	.1	.1	48	.63	.086	6	28.1	.49	64	.089	2	1.05	.010	.07	.1	.02	2.9	<.1	<.05	4	<.5	15.0
101NW 1+50NE	.6	13.9	5.2	43	.1	14.5	7.5	275	3.72	3.0	.4	112.5	1.1	36	.1	.2	.1	117	.34	.056	6	50.7	.42	65	.119	2	2.04	.008	.03	.2	.04	3.1	<.1	<.05	6	<.5	15.0
101NW 1NE	.8	25.7	6.0	18	.2	8.5	4.2	143	1.86	1.2	.5	.9	.2	49	.2	.1	.1	51	.32	.069	6	26.2	.23	109	.045	2	1.16	.012	.04	.1	.04	1.9	<.1	.06	5	.5	7.5
101NW 0+50NE	.8	13.0	4.7	31	<.1	9.2	5.9	305	1.96	1.6	.4	2.8	.7	56	.1	.1	<.1	54	.53	.075	6	26.5	.34	58	.065	1	.91	.010	.05	.1	.03	2.5	<.1	<.05	4	<.5	15.0
101NW 0+50SW	.7	43.2	6.8	48	.3	11.2	10.3	531	1.99	1.5	.4	4.4	.3	47	.2	.2	.1	60	.43	.060	5	21.2	.51	116	.069	3	1.28	.016	.10	.1	.37	2.5	.1	<.05	6	<.5	7.5
101NW 1SW	.7	27.2	8.4	42	<.1	17.0	10.0	485	2.41	1.6	.6	7.2	.4	55	.1	.1	.1	74	.50	.062	8	38.1	.55	131	.084	3	1.87	.013	.08	.1	.04	3.1	.1	<.05	7	.5	15.0
101NW 1+50SW	.2	7.6	9.0	22	.1	5.2	2.7	160	.75	.7	.5	10.3	.3	42	.1	.1	<.1	26	.48	.087	6	13.8	.26	62	.044	2	.72	.008	.04	.4	.05	1.8	.1	<.05	3	<.5	15.0
101NW 2SW	.6	14.9	17.9	53	<.1	8.7	5.4	430	2.12	1.1	.4	4.9	.9	80	.1	.1	.1	58	.69	.031	6	21.7	.60	101	.129	3	1.12	.014	.12	.2	.14	2.3	<.1	<.05	6	<.5	15.0
101NW 2+50SW	.3	15.5	3.8	27	<.1	9.7	5.9	245	1.46	1.1	.3	360.0	.7	42	<.1	.1	<.1	46	.46	.065	5	21.1	.43	56	.076	3	.88	.009	.04	.2	.01	2.1	<.1	<.05	3	<.5	15.0
101NW 3SW	.5	18.5	7.8	37	.2	14.8	7.7	357	3.08	1.8	.3	11.3	.7	40	.1	.1	.1	91	.32	.054	5	37.7	.66	51	.135	7	1.57	.011	.06	.2	.03	2.4	<.1	<.05	7	<.5	15.0
101NW 3+50SW	.4	12.4	5.2	33	.2	12.8	6.7	227	2.34	1.8	.3	17.3	.7	39	.1	.1	<.1	71	.40	.073	5	31.2	.49	83	.118	5	1.35	.009	.05	.1	.03	2.6	<.1	<.05	6	<.5	15.0
101NW 4SW	.4	23.0	4.6	49	<.1	23.3	11.9	408	2.73	1.0	.4	16.6	.6	60	.1	.1	<.1	84	.60	.101	6	34.8	1.19	143	.140	3	1.71	.010	.26	.2	.02	2.3	<.1	<.05	6	<.5	15.0
STANDARD DS6	11.6	121.3	28.0	139	.3	25.1	10.5	700	2.83	20.8	6.4	48.0	3.0	40	6.0	3.4	4.9	55	.86	.079	13	177.1	.58	161	.082	17	1.94	.076	.18	3.4	.23	3.3	1.8	<.05	7	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
101NW 4+50SW	.3	37.4	2.9	69	.2	34.4	16.4	519	2.98	.5	.2	<.5	.4	73	.1	<.1	<.1	83	.70	.037	4	43.3	1.75	160	.173	2	1.95	.008	.25	.1	.02	1.8	<.1	<.05	8	<.5	15.0
101NW 5SW	.6	10.4	8.2	40	<.1	13.2	7.4	261	2.23	1.2	.2	1.4	.5	37	.1	.1	.1	66	.23	.061	4	32.9	.71	68	.146	2	1.26	.009	.07	.2	.02	2.1	<.1	<.05	10	<.5	15.0
101NW 5+50SW	.5	11.0	4.1	31	.1	11.7	5.9	258	1.61	.8	.2	3.0	.4	47	.2	.1	.1	51	.55	.025	5	27.6	.59	81	.110	2	.93	.008	.08	.1	.03	1.9	<.1	<.05	5	<.5	15.0
101NW 6SW	.6	25.4	4.7	49	.1	29.1	13.7	522	2.66	1.2	.4	5.6	.6	63	.1	.1	<.1	77	.74	.068	6	50.6	1.24	109	.118	1	1.57	.011	.09	.2	.03	2.7	<.1	<.05	6	<.5	15.0
101NW 6+50SW	1.0	44.4	5.0	33	.2	18.3	6.7	339	1.83	.9	1.1	5.4	.3	89	.5	.1	.1	58	1.02	.046	8	60.5	.69	138	.077	2	1.06	.008	.05	.6	.05	2.6	<.1	<.05	6	<.5	15.0
101NW 7SW	.7	34.1	3.5	37	.2	21.5	9.2	277	2.83	2.0	.2	8.6	.7	42	.1	.1	.1	90	.42	.031	5	47.5	.89	75	.157	1	1.64	.009	.11	.2	.03	2.1	<.1	<.05	7	<.5	15.0
101NW 7+50SW	.7	97.6	3.2	39	.2	21.4	12.8	434	2.16	1.8	.8	4.5	.6	80	.1	.1	<.1	57	1.10	.100	9	36.9	.69	126	.069	2	1.51	.011	.07	.2	.08	3.5	.1	<.05	4	.7	15.0
101NW 8SW	.7	35.7	3.1	52	.1	23.3	10.9	806	2.34	1.8	.5	7.4	.5	66	.2	.1	<.1	59	.81	.090	7	43.4	.81	127	.068	1	1.62	.011	.06	.1	.05	3.2	.1	<.05	5	<.5	15.0
102NW 7NE	1.5	19.7	4.9	62	.1	26.3	9.9	774	2.25	1.7	1.0	10.7	.5	68	.2	.1	.1	54	.82	.104	14	57.3	.83	98	.054	1	1.73	.021	.12	.1	.05	2.5	.1	.06	5	<.5	15.0
102NW 6+50NE	1.7	25.0	7.1	61	<.1	24.1	11.8	724	3.19	1.8	.9	<.5	.4	54	.2	.2	.1	78	.70	.080	10	48.4	.82	133	.068	2	2.22	.017	.10	.1	.08	3.3	.1	<.05	8	<.5	15.0
102NW 6NE	2.9	42.2	8.3	61	.2	21.8	10.9	709	3.46	2.5	.9	<.5	.5	45	.3	.2	.1	84	.55	.072	11	43.7	.69	116	.063	2	2.09	.015	.10	.1	.09	3.3	<.1	<.05	9	<.5	15.0
102NW 5+50NE	1.2	44.5	6.4	65	.2	21.1	11.5	712	3.14	2.6	.9	2.2	.3	62	.3	.2	.1	73	.83	.117	10	42.9	.70	188	.042	2	2.32	.016	.10	.1	.09	3.4	.1	.07	8	<.5	15.0
102NW 5NE	.8	27.6	4.7	50	.1	17.3	9.0	432	2.54	2.3	.4	5.4	1.1	60	.1	.2	.1	74	.69	.033	8	39.1	.61	118	.110	2	1.62	.022	.08	.1	.10	4.3	<.1	<.05	5	<.5	15.0
102NW 4+50NE	.8	42.4	5.6	54	.3	19.1	8.7	430	2.72	2.6	.7	2.2	.6	66	.2	.2	.1	71	.79	.095	10	40.5	.60	153	.053	1	2.06	.016	.08	.1	.10	4.8	.1	<.05	6	<.5	15.0
102NW 4NE	.9	29.8	5.9	56	<.1	17.1	8.5	459	2.60	2.1	.6	1.1	.4	48	.3	.1	.1	68	.63	.065	7	36.8	.56	115	.039	1	1.63	.010	.05	<.1	.02	3.6	<.1	<.05	6	<.5	7.5
RE 102NW 4NE	1.0	31.3	6.1	59	<.1	17.6	9.1	480	2.67	2.1	.6	1.2	.4	52	.4	.1	.1	70	.65	.069	8	39.1	.57	120	.045	1	1.72	.010	.06	.1	.02	3.6	<.1	<.05	7	<.5	7.5
102NW 3+50NE	.6	27.1	5.1	35	.2	13.8	7.0	339	2.37	1.9	.5	5.9	.8	50	.1	.2	.1	66	.58	.063	8	36.6	.41	117	.061	1	1.48	.010	.06	.1	.06	3.8	<.1	<.05	5	.6	15.0
102NW 3NE	1.1	34.4	6.8	45	.3	18.6	12.0	758	3.12	3.0	.8	2.7	.7	59	.1	.1	.1	70	.65	.084	12	37.7	.51	200	.045	2	2.44	.015	.08	.1	.17	5.5	.1	<.05	7	.5	7.5
102NW 2+50NE	.6	27.6	4.2	35	.2	12.9	6.1	467	1.63	1.5	.5	1.4	.4	80	.3	.2	.1	48	.87	.056	13	30.3	.37	155	.050	2	1.48	.013	.05	.1	.11	3.9	.1	.09	5	.7	7.5
102NW 2NE	2.3	22.8	4.5	23	.2	9.7	8.4	1278	4.33	3.3	.8	2.2	.3	82	.2	.1	.1	79	.81	.120	8	28.2	.30	137	.023	6	1.27	.023	.03	.1	.15	2.3	.1	.16	4	1.0	.5
102NW 1+50NE	.3	12.9	2.8	21	<.1	8.9	4.6	171	1.67	1.7	.3	94.7	1.1	29	.1	.1	<.1	51	.28	.035	5	21.9	.30	45	.083	1	1.10	.009	.02	.1	.02	2.1	<.1	<.05	3	<.5	15.0
102NW 1NE	.5	18.1	2.9	29	<.1	9.8	5.3	294	1.28	1.1	.4	5.1	.3	46	.1	.1	<.1	46	.52	.064	7	24.3	.34	77	.059	1	1.00	.010	.03	.1	.05	2.5	<.1	<.05	3	<.5	15.0
102NW 0+50NE	.7	8.6	5.3	18	<.1	6.6	3.1	169	.94	.6	.3	2.5	.2	35	<.1	.1	.1	41	.33	.029	5	22.7	.28	71	.095	1	.83	.009	.03	.1	.02	1.9	<.1	<.05	5	<.5	15.0
102NW 0+50SW	.7	88.7	1.8	62	<.1	12.2	23.7	803	4.56	<.5	.5	1.0	.9	31	.1	<.1	<.1	187	.63	.075	5	36.0	1.63	73	.108	1	2.17	.015	.18	.1	.03	9.4	.1	<.05	7	1.6	15.0
102NW 1SW	2.0	29.1	4.5	42	.1	15.0	7.6	2412	2.76	1.9	.8	2.3	.4	67	.1	.1	.1	66	.73	.088	11	34.7	.52	160	.039	2	1.58	.013	.04	.1	.09	3.2	.1	.07	5	.8	7.5
102NW 1+50SW	2.0	23.4	4.6	55	.1	14.0	9.2	4009	2.91	2.1	.7	2.9	.4	75	.3	.1	.1	62	.78	.097	9	31.8	.47	162	.045	2	1.47	.010	.05	.1	.11	3.1	.1	.08	5	.8	15.0
102NW 2SW	1.4	20.4	5.6	60	.2	14.5	7.6	842	2.22	1.5	.7	2.0	.4	67	.3	.1	.1	64	.71	.108	9	33.4	.54	139	.053	2	1.65	.012	.05	.1	.10	3.3	.1	.08	5	.7	15.0
102NW 2+50SW	.3	15.4	5.5	33	<.1	10.9	6.0	385	1.64	1.0	.4	23.0	.7	45	.1	.1	<.1	48	.57	.085	7	26.7	.43	77	.060	2	.91	.010	.06	.2	.03	2.3	<.1	<.05	3	<.5	7.5
102NW 3SW	.7	17.7	6.2	26	.3	10.2	5.1	236	2.01	1.8	.4	1.0	.3	50	.1	.1	.1	62	.53	.048	7	29.9	.36	82	.097	3	1.16	.011	.04	.1	.04	1.9	<.1	<.05	7	<.5	7.5
102NW 3+50SW	.4	16.2	7.9	30	.1	15.0	6.3	241	1.79	1.1	.3	30.2	.7	39	.1	.1	.1	61	.35	.031	6	33.7	.67	65	.131	1	1.33	.010	.07	.1	.02	2.2	<.1	<.05	7	<.5	15.0
102NW 4SW	.5	22.5	5.2	28	.2	12.7	8.2	474	2.15	1.4	.6	105.0	.5	48	.1	.1	.1	67	.64	.116	7	34.4	.54	91	.072	1	1.02	.010	.07	.1	.03	2.6	<.1	<.05	4	.5	15.0
102NW 4+50SW	.4	15.5	5.8	29	<.1	11.5	5.9	243	1.81	1.3	.3	3.5	.5	48	.1	.1	.1	61	.47	.035	6	29.6	.51	85	.117	1	1.18	.011	.06	.1	.02	2.4	<.1	<.05	6	<.5	15.0
102NW 5SW	1.5	52.3	33.4	69	.2	16.0	14.4	731	4.09	2.4	2.0	3.0	.5	59	.2	.1	.1	101	.55	.083	16	29.8	1.06	104	.100	2	2.40	.013	.08	.1	.04	2.5	<.1	<.05	11	.5	7.5
102NW 5+50SW	1.1	29.9	6.9	64	.1	36.1	15.1	469	3.39	1.4	.4	1.4	.4	65	.2	.1	.1	98	.61	.081	6	67.2	1.47	130	.155	1	2.06	.011	.28	.1	.01	2.1	<.1	<.05	10	<.5	15.0
STANDARD DS6	11.8	120.8	28.2	141	.3	24.8	10.8	692	2.82	21.2	6.4	50.9	2.9	40	6.1	3.4	4.9	55	.86	.081	13	182.3	.58	159	.081	16	1.92	.074	.16	3.5	.22	3.3	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
102NW 6SW	.8	39.5	3.5	49	<.1	24.3	12.2	469	2.56	1.6	.7	3.5	.6	48	.1	.1	.1	67	.58	.059	7	42.1	.95	137	.100	1	1.54	.011	.08	.2	.02	2.8	<.1	<.05	5	<.5	15.0
102NW 6+50SW	.6	22.2	3.0	35	.1	18.2	8.7	287	2.25	1.8	.5	51.8	.5	42	.2	.1	<.1	65	.42	.051	6	35.4	.66	98	.077	1	1.18	.008	.05	.1	.02	2.3	<.1	<.05	4	<.5	15.0
102NW 7SW	.5	10.0	3.6	39	<.1	15.4	7.2	240	1.97	1.2	.2	15.1	.6	34	.1	.1	.1	72	.32	.030	4	32.1	.67	57	.120	1	1.11	.008	.04	.1	.01	1.8	<.1	<.05	6	<.5	15.0
102NW 8SW	2.5	60.3	3.2	53	.3	29.5	15.2	6984	4.92	3.2	1.0	7.7	.5	86	.4	.1	.1	76	.97	.096	10	54.4	.84	297	.052	2	2.00	.012	.06	.1	.18	4.2	.1	.07	6	.9	7.5
103NW 7NE	2.3	16.1	5.5	50	<.1	14.5	11.1	911	2.27	1.6	.4	1.4	.2	36	.1	.1	.1	65	.46	.051	7	33.1	.43	135	.048	1	1.37	.015	.05	.1	.05	2.0	<.1	<.05	5	<.5	15.0
103NW 6+50NE	1.2	19.4	6.3	50	.1	14.1	8.3	403	3.11	2.6	.4	9.8	.5	38	.2	.2	.1	98	.39	.044	8	48.9	.41	113	.082	1	1.18	.018	.07	.1	.08	2.6	<.1	<.05	5	<.5	15.0
103NW 6NE	2.9	49.4	9.6	68	.2	20.3	12.8	1054	3.94	2.7	.9	3.8	.4	47	.2	.2	.3	92	.47	.063	13	42.9	.61	142	.060	2	2.32	.014	.07	.1	.07	2.8	.1	<.05	9	<.5	15.0
103NW 5+50NE	1.0	49.1	5.3	51	.2	20.1	11.0	528	2.75	2.1	.7	2.8	.8	60	.2	.2	.2	64	.84	.058	10	36.2	.68	149	.061	2	1.98	.017	.10	.2	.07	4.7	.1	<.05	5	.5	15.0
103NW 5NE	1.3	49.9	5.6	65	.3	21.0	13.1	748	2.92	3.1	.8	3.4	.8	66	.3	.2	.1	73	1.05	.078	13	41.8	.68	154	.048	2	2.09	.017	.10	.1	.15	6.2	.1	<.05	6	.5	7.5
RE 103NW 5NE	1.2	50.1	5.5	65	.3	21.4	13.3	775	2.93	2.7	.8	3.2	.8	66	.3	.2	.1	71	1.02	.080	14	40.9	.68	157	.039	1	2.10	.019	.10	.1	.13	6.0	.1	<.05	5	.5	7.5
103NW 4+50NE	1.2	38.7	5.9	60	.2	19.9	11.6	593	2.98	3.0	.7	4.0	.7	60	.2	.1	.1	78	.92	.075	10	42.9	.65	142	.054	1	1.98	.015	.08	.1	.12	5.1	.1	<.05	6	.6	15.0
103NW 4NE	.9	38.0	5.2	52	.1	17.2	10.0	537	2.44	2.5	.7	1.8	.5	51	.2	.1	.1	67	.70	.073	12	35.3	.59	130	.066	2	1.80	.014	.07	.1	.05	4.3	<.1	<.05	5	<.5	.5
103NW 3+50NE	1.0	21.8	4.2	34	.2	13.4	7.9	496	2.03	1.8	.5	4.2	.5	49	.1	.1	.1	55	.60	.072	8	29.6	.43	79	.054	<1	1.23	.008	.04	.1	.05	3.1	<.1	<.05	4	.5	15.0
103NW 3NE	.7	23.4	4.1	41	<.1	14.7	9.1	436	2.46	2.3	.4	5.7	1.4	45	.1	.1	.1	67	.58	.067	8	33.7	.53	87	.096	2	1.15	.011	.04	.1	.03	4.4	<.1	<.05	4	<.5	15.0
103NW 2+50NE	.4	9.7	2.4	22	<.1	7.9	4.3	159	1.59	1.6	.2	15.9	.5	31	.1	.1	<.1	52	.31	.039	5	23.3	.30	40	.070	1	.74	.007	.02	.1	.02	1.7	<.1	<.05	3	<.5	15.0
103NW 2NE	.8	9.8	8.5	36	<.1	15.2	7.4	264	3.05	2.6	.3	2.3	.6	36	.1	.1	.1	101	.34	.032	7	49.3	.54	55	.152	1	1.04	.011	.03	.2	.01	2.1	<.1	<.05	9	<.5	7.5
103NW 1+50NE	.3	10.2	2.4	19	<.1	7.8	4.1	152	1.61	1.4	.2	2.3	.8	24	.1	.1	<.1	55	.25	.060	5	24.5	.30	39	.075	<1	1.14	.006	.02	.1	.02	1.9	<.1	<.05	3	<.5	15.0
103NW 1NE	.7	14.0	4.1	38	.1	16.0	11.4	299	2.22	1.6	.3	.9	.5	47	.1	.1	.1	59	.42	.061	5	29.6	.55	129	.067	1	1.57	.011	.05	.1	.05	2.4	<.1	<.05	5	<.5	.5
103NW 0+50NE	.8	11.3	5.9	38	<.1	11.8	6.2	236	3.53	3.4	.3	16.3	1.2	19	.1	.2	.1	99	.16	.096	6	40.2	.35	58	.113	2	1.90	.008	.03	.2	.04	2.4	<.1	<.05	8	<.5	7.5
103NW 0+50SW	.7	7.5	7.5	20	<.1	5.2	3.5	141	1.65	1.9	.3	.7	.3	29	.1	.1	.1	67	.17	.027	6	25.4	.21	67	.134	3	.78	.014	.04	.1	.02	1.5	<.1	<.05	7	<.5	.5
103NW 1SW	1.7	24.2	14.8	31	.4	10.1	10.4	721	2.17	2.6	.5	.9	.2	55	.8	.1	.2	73	.60	.060	11	27.2	.28	113	.085	2	1.01	.015	.06	.2	.04	1.7	<.1	<.05	8	<.5	.5
103NW 1+50SW	.8	10.9	8.1	35	.3	10.2	6.5	275	3.67	2.5	.3	9.4	.4	30	.3	.2	.1	114	.24	.060	5	40.9	.37	73	.172	1	1.24	.010	.04	.3	.03	2.0	<.1	<.05	9	.5	7.5
103NW 2SW	1.0	14.6	19.8	39	.3	12.2	7.7	377	2.39	1.1	.4	11.2	.2	42	.5	.1	.1	75	.38	.043	6	32.1	.59	76	.089	2	1.20	.010	.06	.3	.03	1.9	<.1	<.05	6	<.5	.5
103NW 2+50SW	.6	22.3	7.2	30	.3	12.1	6.3	207	2.25	1.9	.3	9.5	.6	19	.1	.1	<.1	59	.17	.054	5	31.6	.43	59	.062	1	1.94	.007	.03	.3	.05	2.1	<.1	<.05	4	<.5	15.0
103NW 3SW	1.9	46.2	7.5	61	.3	15.5	8.7	1822	2.40	1.7	1.2	3.6	.3	131	.7	.2	.1	52	2.02	.208	17	37.5	.49	171	.020	3	1.79	.015	.06	.1	.13	2.0	.1	.18	4	1.1	7.5
103NW 3+50SW	.7	13.9	8.4	20	.1	8.5	4.5	179	2.10	1.9	.3	2.5	.4	55	.1	.1	.1	80	.69	.023	4	29.2	.34	91	.161	1	.87	.007	.04	.2	.03	1.6	<.1	<.05	8	<.5	15.0
103NW 4SW	.5	25.0	5.1	28	.1	12.9	6.7	221	2.31	1.6	.5	4.5	.3	32	.1	.1	.1	70	.35	.045	11	32.2	.54	74	.096	1	1.46	.008	.04	.1	.04	2.4	<.1	<.05	5	<.5	15.0
103NW 4+50SW	1.0	54.2	19.2	75	.3	32.9	28.5	1766	3.80	2.0	1.0	3.4	.4	77	.4	.1	.1	112	1.06	.128	12	57.4	1.20	241	.079	4	2.62	.015	.20	.2	.07	3.9	.1	.06	7	.6	.5
103NW 5SW	.8	55.4	3.9	116	.2	14.4	13.8	1285	3.30	.6	2.5	3.2	1.7	97	.3	.1	.1	67	1.33	.149	15	27.3	1.57	199	.097	<1	2.20	.009	.38	.1	.04	2.3	.1	.07	6	.6	7.5
103NW 5+50SW	.5	18.9	4.1	46	.1	24.4	11.5	343	3.23	2.2	.2	1.9	.6	32	.2	.1	.1	100	.33	.061	5	46.3	1.05	97	.162	<1	1.77	.008	.13	.2	.01	2.1	<.1	<.05	7	<.5	15.0
103NW 6SW	1.1	132.1	5.2	49	.2	30.8	17.8	1061	3.41	3.5	1.1	5.3	.9	69	.3	.1	.1	91	.93	.103	12	46.1	.89	222	.060	1	2.62	.014	.09	.1	.05	5.3	.1	<.05	7	<.5	7.5
103NW 6+50SW	2.5	151.3	1.7	12	1.0	12.0	12.6	1522	1.25	<.5	4.7	5.2	.2	253	.7	.4	<.1	31	3.90	.185	25	23.2	.22	220	.010	6	1.40	.016	.03	.1	.25	1.8	.2	.18	2	6.8	.5
103NW 7SW	.5	34.6	1.9	45	.1	23.7	12.3	680	2.17	.8	.7	1.9	.4	115	.4	.1	<.1	61	1.80	.216	8	40.4	.94	112	.053	3	1.37	.010	.12	.1	.04	2.0	.1	<.05	4	.9	7.5
104NW 7NE	1.4	23.6	5.9	60	.2	19.0	9.8	466	2.57	1.9	.5	2.3	.6	47	.2	.1	.1	65	.79	.067	9	35.4	.64	124	.058	1	1.69	.017	.09	.1	.08	3.4	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.7	121.3	28.7	139	.3	24.5	10.8	685	2.78	20.8	6.5	55.3	2.9	38	6.1	3.5	5.0	55	.85	.078	13	179.9	.57	165	.078	17	1.86	.072	.14	3.6	.22	3.2	1.8	<.05	6	4.1	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
104NW 6+50NE	1.1	24.9	6.3	61	.1	21.8	9.9	507	2.80	2.1	.6	30.2	.7	41	.2	.1	.1	71	.51	.059	10	36.1	.68	144	.069	2	1.98	.015	.09	.1	.10	3.8	.1	<.05	6	<.5	15.0
104NW 6NE	1.5	18.7	7.2	49	.1	17.0	9.2	717	2.54	1.7	.5	1.5	.3	42	.2	.1	.1	73	.58	.066	8	33.3	.56	122	.057	2	1.57	.018	.07	.1	.05	2.4	<.1	<.05	6	<.5	15.0
104NW 5+50NE	.8	19.8	4.4	39	.1	14.0	8.0	400	2.22	1.9	.4	11.3	1.0	38	.2	.2	.1	61	.35	.038	8	24.7	.50	89	.083	1	1.24	.017	.06	.1	.10	2.9	<.1	<.05	4	<.5	15.0
104NW 5NE	1.6	58.4	5.2	51	.7	17.9	9.4	808	2.19	2.2	1.2	5.5	.4	95	.4	.3	.1	51	1.92	.110	21	30.4	.45	176	.027	3	1.81	.014	.09	.1	.13	3.5	.1	.13	4	.9	.5
104NW 4+50NE	1.2	36.7	6.1	52	.3	20.5	10.3	561	2.80	2.3	.8	3.3	.8	52	.1	.2	.1	74	.82	.072	13	35.4	.64	144	.070	2	1.91	.017	.09	.1	.12	4.8	.1	<.05	5	.5	15.0
104NW 4NE	1.0	35.5	5.6	49	.1	18.1	9.0	466	2.60	2.3	.8	4.2	.6	51	.1	.1	.1	69	.84	.078	10	35.0	.61	119	.055	2	1.81	.010	.05	.1	.06	4.0	<.1	<.05	5	.5	15.0
104NW 3+50NE	.9	33.0	5.3	47	.2	17.3	9.3	496	2.66	2.2	.7	2.4	.7	50	.2	.2	.1	72	.87	.072	10	34.3	.56	119	.056	2	1.63	.011	.05	.1	.05	4.5	<.1	<.05	5	.5	7.5
104NW 3NE	1.6	42.9	6.3	59	.4	20.1	10.6	612	2.87	2.1	1.1	8.8	.7	72	.1	.2	.1	69	1.29	.088	15	36.0	.62	184	.037	1	2.06	.011	.07	.1	.09	5.2	.1	<.05	5	.5	7.5
104NW 2+50NE	.9	26.4	4.7	40	.2	15.2	7.7	369	2.26	1.8	.6	3.7	.6	44	.1	.1	.1	60	.66	.072	10	28.0	.49	111	.058	1	1.56	.009	.05	.1	.05	4.0	<.1	<.05	4	.5	15.0
104NW 2NE	2.4	31.7	6.8	57	.3	20.4	13.0	3762	3.34	2.7	.9	2.5	.7	51	.4	.1	.1	86	.73	.100	11	36.3	.61	201	.037	2	2.21	.011	.06	.1	.14	4.5	.1	<.05	6	.6	7.5
104NW 1NE	1.5	38.1	7.8	39	.2	11.2	15.5	1168	2.61	2.0	.8	.9	.2	90	.3	.1	.1	82	1.18	.190	12	24.3	.48	127	.026	4	1.43	.016	.05	.1	.06	1.3	<.1	.11	6	.7	.5
RE 104NW 1NE	1.6	38.0	8.6	38	.2	11.2	15.0	1120	2.53	2.0	.8	.8	.2	88	.3	.1	.1	81	1.19	.195	12	24.5	.47	131	.026	2	1.50	.017	.05	.1	.06	1.2	<.1	.11	6	.6	.5
104NW 0+50NE	.3	14.7	3.5	30	.1	10.6	5.2	244	1.36	.9	.3	.5	.3	53	.1	.1	.1	39	.63	.058	6	18.0	.46	91	.049	2	.92	.010	.04	.1	.04	2.0	<.1	<.05	4	<.5	15.0
104NW 0+50SW	.7	11.8	5.3	43	.4	15.0	7.4	436	1.92	1.1	.3	<.5	.4	32	.3	<.1	.1	58	.28	.050	4	28.6	.63	80	.076	2	1.40	.010	.06	.2	.04	1.7	<.1	<.05	6	<.5	.5
104NW 1SW	1.3	52.0	6.7	17	.5	9.6	4.5	1235	1.04	.5	2.0	2.3	.2	188	.8	.2	<.1	20	3.13	.121	23	16.0	.20	188	.010	8	1.06	.011	.05	.2	.19	1.5	.1	.19	1	3.9	.5
104NW 1+50SW	.6	31.0	8.0	40	.4	21.8	9.9	305	2.85	1.8	.3	12.8	.5	30	.2	.1	<.1	78	.28	.047	6	37.7	.83	88	.102	1	2.18	.008	.14	.3	.04	2.2	<.1	<.05	6	.5	15.0
104NW 2SW	.7	9.9	6.7	32	<.1	12.1	7.0	275	2.97	1.9	.3	1.5	.8	40	.2	.1	.1	88	.44	.017	5	33.2	.44	61	.121	1	.98	.008	.04	.1	.02	2.2	<.1	<.05	6	<.5	7.5
104NW 3SW	1.0	39.1	8.8	30	.2	13.9	9.8	780	1.95	1.3	.7	<.5	.3	136	.3	.1	.1	60	1.69	.086	12	26.3	.51	158	.036	4	1.21	.010	.07	.1	.08	2.5	<.1	.08	4	.7	.5
104NW 3+50SW	1.0	26.2	12.9	43	<.1	16.8	11.4	887	2.46	1.3	.4	1.7	.8	62	.3	.1	.1	81	.74	.024	8	35.5	.74	112	.115	1	1.48	.010	.05	.2	.02	3.1	<.1	<.05	7	<.5	15.0
104NW 4SW	.5	30.1	6.0	41	<.1	18.0	11.5	778	2.41	1.2	.4	14.9	.6	54	.2	.1	.1	70	.74	.048	6	36.3	.86	96	.084	2	1.36	.010	.05	.2	.03	3.7	<.1	<.05	5	<.5	15.0
104NW 4+50SW	.8	50.0	7.1	35	.4	12.2	5.4	474	1.26	.7	.9	7.0	.2	162	.5	.2	.1	27	2.71	.105	15	22.9	.36	168	.024	4	1.03	.013	.07	.1	.12	1.6	.1	.17	2	.9	7.5
104NW 5SW	1.5	65.4	12.6	44	.7	20.5	13.1	1518	2.85	1.7	2.7	6.5	.5	110	.4	.2	.1	70	1.57	.170	19	42.5	.67	216	.038	3	2.19	.016	.10	.1	.15	3.7	.1	.14	5	1.1	15.0
104NW 5+50SW	.3	32.5	2.8	43	<.1	24.7	12.5	473	2.57	1.7	.4	3.5	.9	55	.1	.1	<.1	75	.78	.115	9	40.3	1.01	124	.115	2	1.57	.011	.17	.1	.02	2.9	<.1	<.05	5	<.5	15.0
104NW 6SW	.5	25.8	3.1	54	<.1	28.8	14.7	587	3.02	1.1	.3	4.4	.2	58	.1	.1	.1	96	.74	.045	5	43.5	1.30	143	.132	1	1.86	.010	.07	.1	.01	2.3	<.1	<.05	8	<.5	15.0
104NW 6+50SW	.4	38.2	3.3	47	.2	23.3	12.5	568	2.44	1.5	.5	1.1	.5	62	.2	.1	.1	77	.80	.077	8	36.0	1.00	157	.096	1	1.61	.010	.08	.1	.03	2.6	<.1	<.05	6	<.5	15.0
104NW 7SW	.9	42.2	7.4	35	.2	14.1	14.4	1039	2.42	1.7	.5	14.5	.5	46	.4	.1	.1	82	.58	.041	8	30.4	.50	118	.075	2	1.07	.009	.03	.2	.03	2.3	<.1	<.05	6	<.5	15.0
105NW 7NE	1.4	18.0	5.5	45	<.1	17.0	8.9	428	2.33	1.8	.5	1.8	.8	46	.1	.1	.1	65	.58	.064	9	32.8	.55	118	.082	2	1.63	.017	.06	.1	.10	3.6	<.1	<.05	5	<.5	15.0
105NW 6+50NE	1.0	20.6	5.3	47	.1	18.1	8.3	337	2.27	1.8	.5	10.1	.8	50	.1	.2	.1	66	.70	.062	8	33.5	.57	114	.088	2	1.61	.016	.08	.1	.09	3.9	<.1	<.05	5	<.5	15.0
105NW 6NE	.9	22.1	6.0	50	.1	18.1	9.4	389	2.35	1.9	.4	4.6	.7	51	.1	.1	.1	68	.70	.050	8	32.9	.60	131	.084	2	1.68	.018	.08	.1	.10	3.8	<.1	<.05	5	<.5	15.0
105NW 5+50NE	1.0	24.8	6.6	42	<.1	18.5	9.0	341	2.55	1.9	.5	2.6	.7	45	.1	.1	.1	73	.58	.048	10	36.4	.60	109	.087	2	1.77	.018	.08	.1	.10	3.9	.1	<.05	5	.5	15.0
105NW 5NE	.9	22.8	6.0	77	<.1	19.1	9.4	416	2.45	1.6	.4	.7	.8	48	.1	.1	.1	68	.62	.044	8	35.5	.62	129	.082	1	1.67	.021	.08	.1	.08	3.9	<.1	<.05	5	<.5	7.5
105NW 4+50NE	.8	22.6	6.0	40	<.1	19.2	8.5	399	2.42	2.0	.4	1.0	.8	48	.1	.1	.1	71	.68	.069	8	34.7	.58	112	.086	2	1.57	.016	.09	.1	.11	3.8	<.1	<.05	5	<.5	15.0
105NW 4NE	.9	28.4	6.3	45	.1	20.3	9.3	407	2.53	2.1	.5	1.3	.8	45	.1	.1	.1	70	.67	.063	9	36.6	.63	133	.067	2	1.79	.010	.07	.1	.03	4.1	<.1	<.05	5	<.5	15.0
105NW 3+50NE	.7	19.1	6.8	42	.1	17.2	7.2	248	2.09	1.6	.3	<.5	.6	30	.2	.1	.1	68	.27	.021	7	31.1	.53	107	.100	1	1.39	.010	.06	.1	.02	3.1	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.5	121.3	28.6	141	.3	24.4	10.8	681	2.76	20.4	6.5	47.5	2.9	38	6.0	3.6	5.0	54	.83	.079	13	153.5	.57	161	.076	18	1.86	.072	.14	3.6	.23	3.2	1.7	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
105NW 3NE	.7	18.7	5.4	38	.1	15.2	7.4	371	2.29	1.8	.4	2.5	1.0	41	.1	.1	.1	64	.60	.069	7	34.2	.51	92	.052	1	1.25	.010	.06	.1	.03	3.2	<.1	<.05	4	<.5	7.5
105NW 2+50NE	1.0	26.8	6.7	46	.2	20.2	9.4	466	2.47	1.9	.5	3.5	.8	48	.2	.1	.1	65	.67	.064	10	37.7	.61	150	.061	1	1.82	.011	.07	.1	.10	4.3	<.1	<.05	5	.6	15.0
105NW 2NE	1.0	16.1	4.7	34	<.1	13.7	6.8	552	2.02	1.7	.4	4.5	.9	37	.1	.1	.1	53	.49	.070	7	27.4	.45	87	.059	1	1.22	.009	.04	.1	.03	3.1	<.1	<.05	4	<.5	15.0
105NW 1+50NE	1.3	15.6	5.4	39	.1	16.4	8.1	652	2.38	1.7	.5	2.5	.7	39	.1	.1	.1	59	.57	.066	7	31.3	.53	102	.055	1	1.48	.010	.05	.1	.03	3.6	<.1	<.05	4	<.5	15.0
105NW 1NE	1.5	24.6	5.8	47	.2	17.3	8.5	595	2.63	1.7	.7	4.7	.7	48	.1	.1	.1	64	.73	.071	9	35.4	.58	115	.045	1	1.74	.010	.06	.1	.06	4.2	<.1	<.05	5	.6	7.5
105NW 0+50NE	3.7	23.0	4.3	42	.3	12.7	10.9	4723	3.85	2.6	.7	2.7	.3	60	.3	.1	.1	59	.85	.129	9	27.9	.40	172	.019	3	1.37	.008	.03	.1	.15	2.3	.1	.11	4	.8	.5
105NW 0+50SW	1.0	13.9	6.8	26	<.1	8.2	4.8	214	2.64	2.2	.3	2.3	.7	41	.3	.2	.2	96	.48	.026	7	32.8	.24	67	.119	2	.71	.009	.04	.2	.02	1.7	<.1	<.05	7	<.5	7.5
105NW 1SW	.8	32.4	7.4	45	.1	15.4	10.6	907	2.27	1.3	.7	1.7	.3	73	.5	.1	.1	55	.86	.088	11	32.7	.56	140	.043	11	1.31	.013	.09	.2	.04	2.1	<.1	.07	6	<.5	.5
105NW 1+50SW	.6	14.6	8.3	38	<.1	13.7	7.5	319	1.83	1.0	.4	37.2	.2	56	.2	.1	.1	57	.50	.036	8	50.6	.60	99	.097	1	1.14	.010	.04	.1	.02	1.9	<.1	<.05	8	<.5	15.0
105NW 2SW	.6	15.7	10.3	41	.1	6.8	12.3	1064	1.68	.6	.5	.5	.2	46	1.4	.1	.1	38	.65	.051	8	13.7	.37	100	.027	3	.87	.007	.05	1.3	.03	1.4	<.1	<.05	4	<.5	.5
105NW 2+50SW	1.1	35.3	15.3	23	.8	6.8	7.7	1494	1.25	1.0	1.3	2.7	.3	139	2.1	.2	<.1	37	1.86	.149	35	16.7	.23	112	.021	11	.81	.014	.07	.2	.12	1.9	.1	.16	2	.8	7.5
105NW 3SW	.8	17.0	6.3	44	<.1	12.6	9.8	691	1.98	1.0	.3	2.1	.5	52	.2	.1	<.1	49	.69	.043	5	29.6	.65	74	.063	2	1.00	.026	.07	.2	.03	2.2	<.1	<.05	4	<.5	15.0
105NW 3+50SW	.8	40.0	6.4	51	.1	19.6	12.0	1065	2.56	1.2	.6	5.5	.6	62	.2	.1	.1	68	.75	.045	9	38.3	.90	134	.077	2	1.63	.012	.07	.1	.06	3.8	.1	<.05	5	.6	7.5
105NW 4SW	.5	24.2	9.1	44	.1	17.7	9.2	286	2.84	2.4	.3	56.9	.8	28	.2	.1	.1	81	.31	.139	5	37.0	.64	70	.088	2	1.94	.007	.04	.2	.05	2.7	<.1	<.05	5	.5	15.0
105NW 4+50SW	.8	12.7	8.0	26	.1	9.4	5.1	195	2.01	1.6	.2	2.7	.5	36	.2	.1	.1	66	.35	.033	6	26.8	.33	76	.106	1	.81	.010	.06	.2	.01	1.7	<.1	<.05	7	<.5	7.5
105NW 5SW	.6	36.0	6.1	40	.2	18.9	8.8	320	2.20	1.2	.6	6.3	.3	67	.2	.1	.1	71	.81	.051	11	36.3	.77	130	.077	1	1.49	.012	.09	.1	.02	3.0	<.1	<.05	6	<.5	15.0
105NW 5+50SW	.6	39.4	5.3	49	.2	24.0	12.8	523	2.92	1.6	.7	2.1	.8	55	.2	.1	.1	88	.57	.076	11	42.8	.91	137	.107	1	1.85	.010	.09	.1	.02	3.7	<.1	<.05	7	<.5	15.0
105NW 6SW	.4	32.5	3.7	43	<.1	23.5	11.2	409	2.49	1.5	.3	7.4	.6	61	.1	.1	<.1	78	.73	.064	6	40.0	.88	79	.100	1	1.50	.009	.08	.1	.02	2.8	<.1	<.05	5	<.5	15.0
105NW 6+50SW	.5	37.1	5.1	41	.3	18.2	8.6	291	2.27	.8	.4	2.8	.3	57	.5	.1	.1	65	.59	.042	8	34.6	.66	84	.083	1	1.30	.009	.07	.1	.02	2.4	<.1	<.05	6	<.5	15.0
105NW 7SW	.4	9.5	4.1	44	.2	65.3	12.4	279	3.19	1.3	.1	3.5	.3	55	.1	.1	.1	108	.36	.032	3	158.5	1.19	126	.153	1	1.64	.012	.07	.1	.02	1.8	<.1	<.05	9	<.5	7.5
106NW 7NE	1.0	33.1	5.0	54	.1	18.6	9.0	395	2.47	1.9	.5	8.8	.9	50	.1	.1	.1	65	.61	.056	9	34.8	.57	128	.076	1	1.82	.015	.09	.1	.09	4.3	<.1	<.05	5	<.5	15.0
106NW 6+50NE	1.3	25.4	5.3	47	<.1	18.4	9.0	320	2.39	1.6	.5	4.1	.7	50	.1	.2	.1	67	.57	.057	10	33.4	.55	121	.073	2	1.75	.020	.07	.1	.08	3.9	<.1	<.05	5	<.5	15.0
106NW 6NE	1.2	21.5	5.1	41	<.1	16.5	8.3	386	2.55	2.1	.5	7.9	1.1	55	.1	.2	.1	81	.64	.064	9	40.3	.49	93	.095	2	1.46	.021	.08	.2	.11	4.2	<.1	<.05	5	<.5	15.0
106NW 5+50NE	1.5	27.9	8.1	52	.2	21.6	10.9	706	3.00	2.3	.6	3.3	.8	64	.2	.2	.1	91	.76	.072	10	44.2	.66	133	.085	2	2.00	.021	.11	.2	.08	4.9	.1	<.05	6	<.5	15.0
106NW 5NE	1.2	23.4	5.8	39	.1	15.9	8.0	352	2.32	1.9	.6	2.2	.6	46	.1	.1	.1	66	.50	.040	10	32.8	.48	90	.079	1	1.62	.017	.06	.1	.06	3.8	<.1	<.05	5	<.5	7.5
RE 106NW 5NE	1.2	24.5	5.6	40	.1	16.3	8.2	357	2.40	1.9	.6	7.3	.6	47	.1	.1	.1	68	.50	.043	11	34.2	.50	90	.080	1	1.64	.018	.06	.1	.06	3.8	<.1	<.05	5	<.5	7.5
106NW 4+50NE	1.4	23.4	6.1	47	<.1	18.4	9.4	542	2.56	1.9	.5	2.5	.8	60	.2	.1	.1	77	.70	.055	8	38.4	.56	114	.089	2	1.63	.020	.08	.1	.09	4.4	<.1	<.05	5	<.5	15.0
106NW 4NE	.9	18.8	5.8	40	.1	16.4	8.2	397	2.28	1.7	.5	12.4	.9	48	.2	.1	.1	65	.60	.057	8	34.4	.52	91	.085	1	1.46	.011	.06	.1	.02	4.0	<.1	<.05	4	<.5	15.0
106NW 3+50NE	1.0	24.3	5.8	43	<.1	17.8	9.3	371	2.54	2.1	.5	5.2	.9	45	.1	.1	.1	77	.56	.067	9	40.2	.57	109	.085	5	1.65	.013	.06	.1	.03	4.3	<.1	<.05	5	<.5	15.0
106NW 3NE	.8	19.8	6.1	43	.1	17.1	8.4	382	2.54	2.0	.5	3.1	1.0	50	.1	.1	.1	79	.67	.070	7	41.7	.51	104	.076	6	1.46	.010	.06	.1	.03	4.1	<.1	<.05	4	<.5	7.5
106NW 2+50NE	1.0	20.2	5.7	39	<.1	16.6	9.0	510	2.27	1.8	.5	4.9	.8	46	.1	.1	.1	64	.58	.053	8	32.3	.52	107	.073	3	1.50	.009	.05	.1	.02	4.0	<.1	<.05	5	<.5	15.0
106NW 2NE	.9	18.3	6.4	42	<.1	17.6	8.9	383	2.40	1.9	.5	17.9	.9	50	.1	.1	.1	67	.59	.051	8	36.2	.58	105	.081	2	1.71	.009	.05	.1	.02	4.2	<.1	<.05	5	<.5	15.0
106NW 1+50NE	1.3	17.4	5.7	38	<.1	16.3	10.1	980	2.85	1.9	.5	12.4	1.1	60	.1	.1	.1	55	.61	.063	8	31.6	.49	120	.067	1	1.37	.009	.05	.1	.11	4.1	<.1	<.05	4	<.5	15.0
106NW 1NE	.6	22.7	6.2	49	.1	18.9	8.1	574	2.20	1.1	.6	3.3	1.0	59	.1	.1	.1	60	.68	.066	9	39.8	.63	139	.078	1	1.80	.014	.06	.1	.12	4.9	.1	<.05	5	.5	15.0
STANDARD DS6	11.6	120.4	28.1	139	.4	24.4	10.5	692	2.77	20.8	6.4	48.0	2.9	39	6.0	3.5	4.9	54	.84	.079	13	180.4	.57	157	.070	17	1.86	.072	.15	3.5	.23	3.2	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
106NW 0+50NE	1.7	21.3	5.5	51	.2	16.0	8.4	1571	2.60	2.2	.6	4.0	.6	59	.2	.1	.1	62	.75	.088	9	38.0	.56	131	.045	1	1.55	.009	.05	.1	.05	3.8	.1	<.05	5	.5	15.0
106NW 0+50SW	1.4	20.9	7.9	44	.2	15.2	7.6	585	2.55	2.0	.7	3.1	.5	56	.2	.1	.1	64	.75	.060	9	34.7	.52	126	.042	1	1.48	.009	.04	.1	.03	2.9	<.1	<.05	5	<.5	15.0
106NW 1SW	1.1	20.1	5.6	48	<.1	16.0	7.9	547	2.36	1.7	.6	12.6	.5	45	.1	.1	.1	60	.62	.070	9	32.1	.52	93	.047	1	1.52	.008	.04	.1	.03	3.4	<.1	<.05	5	.5	15.0
106NW 1+50SW	1.4	84.1	9.7	64	.1	13.0	9.1	1038	2.28	1.6	2.4	2.3	.2	91	.5	.1	.1	53	1.33	.096	28	26.6	.43	118	.022	1	1.54	.009	.05	.1	.05	1.6	<.1	.09	6	<.5	.5
106NW 2+50SW	.4	15.1	40.0	55	<.1	11.2	7.2	342	1.85	1.3	.4	2.3	.7	46	.4	.1	.1	51	.48	.020	9	28.7	.58	71	.078	2	1.06	.010	.03	.1	.03	1.7	<.1	<.05	6	<.5	.5
106NW 3SW	.2	5.7	12.8	11	.1	2.9	1.7	68	.65	.5	.1	1.9	<.1	33	.2	<.1	.1	26	.30	.026	2	9.4	.14	73	.024	1	.41	.007	.03	.1	.02	.5	<.1	<.05	3	<.5	.5
106NW 3+50SW	1.5	14.1	13.5	33	<.1	13.8	9.0	807	1.96	1.6	.4	3.6	.6	37	.4	.1	.2	67	.34	.030	8	38.5	.44	106	.105	1	.93	.007	.04	.3	.02	1.9	.1	<.05	7	<.5	7.5
106NW 4SW	1.4	57.7	44.1	66	.1	18.8	15.2	1965	2.59	1.4	1.0	1.1	.5	70	1.1	.1	.1	61	.84	.047	17	33.0	.55	120	.051	4	1.27	.010	.04	.2	.04	2.8	.1	<.05	6	.6	.5
106NW 4+50SW	.7	9.3	6.3	49	<.1	17.3	9.1	290	3.56	2.1	.2	.8	.6	19	.1	.1	.1	105	.17	.101	4	33.3	.80	64	.162	1	1.57	.008	.05	.3	.02	1.5	<.1	<.05	11	<.5	.5
106NW 5SW	.5	21.7	3.9	47	.1	27.2	11.5	346	3.06	1.6	.2	2.9	.6	24	.1	.1	.1	92	.29	.102	5	57.4	1.08	115	.124	1	1.76	.009	.17	.2	.02	2.2	<.1	<.05	7	<.5	7.5
106NW 5+50SW	.2	7.5	3.2	71	<.1	19.2	16.3	472	3.52	.7	.1	3.9	.4	33	<.1	<.1	<.1	108	.30	.107	4	21.8	1.52	160	.207	3	2.24	.007	.44	.1	.01	4.1	.1	<.05	13	<.5	15.0
106NW 6SW	.6	11.4	4.6	32	.1	13.6	7.3	243	2.54	2.0	.2	3.8	.7	24	.1	.1	.1	75	.23	.058	4	30.1	.50	77	.127	4	.93	.008	.04	.2	<.01	1.8	<.1	<.05	6	<.5	15.0
106NW 6+50SW	.4	13.8	3.4	34	<.1	17.0	7.2	247	2.24	1.7	.2	1.0	.6	35	.1	.1	.1	76	.43	.052	5	33.9	.69	87	.129	3	1.11	.009	.07	.2	.01	1.9	<.1	<.05	6	<.5	15.0
106NW 7SW	.4	9.8	3.6	26	.1	11.3	5.6	193	2.13	1.8	.2	1.2	.5	37	.1	.1	.1	70	.41	.035	5	29.0	.41	65	.125	3	.84	.008	.04	.1	.01	1.9	<.1	<.05	6	<.5	7.5
RE 106NW 7SW	.4	10.1	3.7	26	.1	11.3	5.8	204	2.22	1.9	.2	15.3	.5	38	.1	.1	.1	72	.43	.034	5	29.1	.40	66	.129	2	.83	.008	.04	.1	.01	2.1	<.1	<.05	6	<.5	7.5
107NW 7NE	2.4	30.9	6.3	61	.2	20.4	10.1	519	2.93	2.2	.7	5.1	.9	56	.2	.1	.2	76	.67	.065	10	41.0	.61	164	.060	2	1.91	.017	.10	.2	.11	5.0	.1	<.05	6	.5	15.0
107NW 6+50NE	2.5	52.4	9.1	79	.9	32.0	13.9	818	3.82	2.6	1.4	4.1	.7	86	.2	.2	.2	91	1.18	.126	17	57.0	.81	355	.037	1	3.39	.019	.16	.2	.14	6.5	.1	.10	9	.5	7.5
107NW 6NE	.8	24.9	4.8	35	.1	15.8	7.1	265	2.17	1.8	.6	2.2	.5	43	.1	.1	.1	63	.46	.064	9	34.6	.47	124	.064	2	1.54	.018	.06	.1	.13	3.5	<.1	<.05	5	<.5	15.0
107NW 5+50NE	1.2	36.0	6.9	50	.3	20.0	12.0	802	2.90	2.6	.6	3.3	.5	63	.2	.2	.1	77	.89	.081	10	39.9	.60	164	.049	3	1.92	.025	.10	.1	.13	4.4	<.1	.06	5	.7	7.5
107NW 5NE	1.2	27.6	6.4	45	.1	18.0	9.1	473	2.64	2.0	.6	3.4	.4	46	.2	.1	.1	76	.54	.065	9	37.6	.56	119	.063	2	1.64	.014	.06	.1	.08	3.7	<.1	<.05	5	.5	15.0
107NW 4+50NE	1.2	25.6	5.7	46	.1	17.2	8.2	402	2.52	1.8	.5	3.1	.3	45	.1	.1	.1	72	.46	.068	9	34.5	.57	103	.051	1	1.65	.014	.05	.1	.06	3.0	<.1	<.05	6	.5	15.0
107NW 4NE	.8	25.2	5.7	48	<.1	17.4	8.3	351	2.46	1.8	.5	4.0	.4	45	.1	.1	.1	73	.53	.069	8	37.1	.57	131	.055	2	1.78	.011	.05	.1	.02	3.6	<.1	<.05	5	<.5	15.0
107NW 3+50NE	.8	25.7	5.3	53	.1	17.2	7.7	286	2.36	2.1	.5	2.6	.4	45	.2	.1	.1	65	.53	.076	7	34.8	.52	141	.047	1	1.72	.009	.06	.1	.03	3.6	<.1	<.05	5	<.5	15.0
107NW 3NE	.6	35.1	5.4	54	.3	19.3	8.0	401	2.37	1.9	.5	5.0	.6	73	.2	.1	.1	63	1.02	.081	9	36.2	.53	196	.045	1	2.02	.011	.07	.1	.08	4.6	<.1	<.05	5	.8	15.0
107NW 2+50NE	.8	30.2	5.5	50	.2	19.5	8.5	421	2.31	1.8	.5	3.5	.7	60	.2	.1	.1	61	.78	.071	9	38.1	.56	160	.049	1	1.89	.009	.06	.1	.08	4.5	<.1	<.05	5	.6	15.0
107NW 2NE	.8	18.6	5.4	37	.1	14.8	8.3	558	1.96	1.5	.4	3.1	.8	46	.1	.1	.1	58	.60	.069	8	30.8	.47	111	.066	2	1.42	.008	.05	.1	.04	3.8	<.1	<.05	4	<.5	15.0
107NW 1+50NE	2.3	29.8	7.3	60	.2	21.6	12.4	3653	3.74	2.8	.9	2.2	.5	109	.4	.1	.1	83	1.24	.094	11	41.3	.58	218	.050	4	1.80	.011	.06	.1	.14	4.5	.1	.10	5	.7	7.5
107NW 1NE	1.2	24.6	6.2	48	.1	18.0	9.1	733	2.63	1.9	.8	2.7	.6	78	.1	.1	.1	71	.82	.080	11	40.2	.59	143	.067	2	1.83	.011	.05	.1	.06	4.6	.1	<.05	5	.7	15.0
107NW 0+50NE	2.1	26.4	6.3	44	.1	17.9	8.4	1078	3.05	2.4	.8	9.2	.7	57	.1	.1	.1	77	.64	.074	10	39.2	.55	130	.062	2	1.65	.010	.05	.1	.06	4.4	<.1	<.05	5	.7	15.0
107NW 0+50SW	2.2	31.4	8.2	54	.2	17.8	9.2	840	3.14	2.6	1.0	3.7	.6	60	.2	.1	.1	94	.72	.084	14	43.9	.54	139	.047	2	1.76	.010	.05	.1	.09	4.5	.1	.07	5	.6	15.0
107NW 1SW	.4	15.4	12.3	40	<.1	11.9	6.9	274	2.02	1.4	.4	11.3	.8	33	.2	.1	.1	57	.36	.064	8	30.0	.41	66	.072	1	1.00	.007	.04	.5	.02	2.7	<.1	<.05	3	<.5	15.0
107NW 1+50SW	.9	28.6	13.7	59	<.1	17.1	10.6	700	3.31	1.7	.9	508.4	1.4	43	.2	.1	.1	85	.37	.032	13	44.1	.72	83	.096	2	1.70	.010	.05	.5	.04	4.1	<.1	<.05	5	<.5	7.5
107NW 2SW	.6	16.8	4.9	33	<.1	15.2	8.2	232	2.90	1.9	.3	37.7	.7	37	.1	.1	.1	99	.32	.024	6	39.7	.61	85	.126	1	1.80	.008	.03	.2	.02	2.9	<.1	<.05	6	<.5	15.0
107NW 2+50SW	.8	8.4	5.9	59	<.1	20.1	12.7	394	3.74	1.6	.1	12.4	.5	26	.1	.1	.1	174	.20	.018	3	47.4	1.34	33	.288	2	1.76	.007	.06	.2	.01	3.7	<.1	<.05	13	<.5	15.0
STANDARD DS6	11.5	120.9	28.2	138	.3	24.3	10.6	684	2.76	20.8	6.4	48.0	2.9	39	6.0	3.5	4.9	54	.83	.079	12	178.5	.57	157	.071	18	1.87	.073	.14	3.4	.23	3.2	1.7	<.05	6	4.4	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
107NW 3SW	.3	12.9	23.7	37	<.1	10.0	5.9	280	1.88	.8	.3	7.8	.7	41	.1	.1	.1	50	.46	.021	6	27.1	.47	81	.083	1	1.01	.009	.04	.2	.01	2.2	<.1	<.05	4	<.5	15.0
107NW 3+50SW	1.1	26.7	6.5	55	.1	17.1	12.1	390	3.79	2.4	.3	8.9	1.1	30	.1	.1	.1	102	.25	.042	6	51.7	1.06	54	.174	2	2.09	.008	.09	.3	.02	2.7	<.1	<.05	11	<.5	15.0
107NW 4SW	.7	18.6	16.7	43	<.1	32.5	10.8	332	2.69	1.3	.3	3.7	.7	51	.1	.1	.1	86	.58	.024	5	65.4	1.09	60	.154	2	1.64	.011	.04	.2	.02	2.4	<.1	<.05	8	<.5	15.0
107NW 4+50SW	.4	19.2	2.4	67	<.1	34.3	16.7	586	3.55	.7	.2	6.8	.4	69	.1	<.1	<.1	104	.91	.028	3	54.1	1.86	186	.207	2	2.30	.011	.26	.1	.01	2.5	<.1	<.05	8	<.5	15.0
107NW 5SW	.4	41.7	3.4	32	<.1	18.6	9.4	335	2.18	1.7	.4	7.6	1.1	46	<.1	.1	<.1	69	.54	.076	7	37.8	.70	104	.122	2	1.33	.010	.13	.1	.01	2.9	<.1	<.05	4	<.5	15.0
107NW 5+50SW	.6	28.5	3.0	40	<.1	21.8	11.5	307	3.06	1.8	.3	3.9	.8	38	.1	.1	<.1	88	.34	.064	5	46.5	.92	98	.148	2	1.82	.008	.14	.3	.02	2.4	<.1	<.05	6	<.5	15.0
107NW 6SW	.4	65.6	3.3	44	<.1	22.6	11.6	365	3.03	3.2	.4	8.7	.9	51	.1	.1	<.1	91	.67	.101	8	47.9	.93	127	.117	2	1.73	.009	.17	.2	.02	2.9	<.1	<.05	5	.5	15.0
108NW 4NE	.9	28.5	5.0	41	<.1	17.1	7.9	365	2.18	1.5	.4	3.9	.8	51	.2	.1	.1	66	.62	.056	8	36.6	.58	97	.073	1	1.45	.012	.06	.1	.02	3.6	<.1	<.05	5	<.5	7.5
108NW 3+50NE	.8	39.2	5.5	50	.4	19.9	8.8	427	2.50	2.0	.6	3.5	.7	65	.2	.2	.1	64	.98	.076	9	40.3	.62	188	.049	1	2.04	.014	.08	.1	.08	4.9	.1	<.05	6	.8	7.5
108NW 3NE	1.2	26.0	6.4	41	.1	17.0	12.4	1261	3.22	2.5	.6	17.4	.9	50	.1	.1	.1	73	.67	.055	10	37.8	.54	152	.071	1	1.84	.013	.06	.1	.05	4.7	.1	<.05	6	.6	7.5
108NW 2+50NE	.6	22.5	5.3	31	.1	14.5	6.3	501	2.02	1.1	.9	8.0	.8	53	.1	.1	.1	56	.66	.072	10	37.9	.48	103	.062	1	1.38	.011	.03	.1	.04	3.7	<.1	<.05	5	<.5	15.0
108NW 2NE	2.0	22.1	5.2	39	.1	15.4	8.6	507	2.83	3.4	.7	20.1	1.2	56	.2	.1	.1	67	.66	.068	9	38.4	.48	122	.083	2	1.31	.011	.04	.1	.07	4.1	<.1	<.05	4	.6	15.0
108NW 1+50NE	1.1	29.8	4.6	51	.2	12.6	6.2	1111	2.22	.9	.7	4.5	.5	71	.2	.1	<.1	51	.90	.084	10	35.2	.52	129	.058	2	1.32	.014	.03	.1	.11	3.4	.1	.13	4	.7	15.0
108NW 1NE	4.8	44.5	5.0	40	.3	17.7	8.0	10223	3.68	1.9	1.8	3.3	.3	129	.5	.2	.1	56	1.54	.161	12	39.5	.44	405	.020	2	1.36	.013	.03	.1	.26	2.0	.1	.20	4	1.2	.5
108NW 0+50NE	5.8	25.3	5.3	45	.1	18.1	11.2	6899	8.66	3.1	.8	5.0	1.2	60	.3	.1	.1	74	.74	.087	9	39.3	.47	274	.044	1	1.36	.011	.04	.1	.19	4.0	.1	.08	5	.8	7.5
108NW 0+50SW	2.3	48.8	5.9	58	.1	18.5	8.8	1353	3.63	2.6	1.2	2.8	.6	63	.1	.1	.1	78	.83	.084	12	46.0	.60	156	.050	1	1.75	.010	.05	.1	.06	3.9	<.1	.07	6	.5	15.0
108NW 1SW	1.5	42.5	9.7	62	<.1	19.0	11.8	964	3.96	2.1	.8	2.4	.8	67	.2	.1	.1	98	.86	.045	10	49.4	.61	126	.098	1	1.70	.010	.05	.1	.04	3.4	<.1	<.05	8	.5	15.0
108NW 1+50SW	1.5	25.6	10.7	45	<.1	16.6	7.7	388	3.10	1.8	.9	10.4	.9	67	.3	.1	.1	73	.90	.043	7	45.6	.52	135	.076	2	1.66	.012	.06	.1	.04	3.8	.1	<.05	6	.5	15.0
108NW 2SW	.3	25.1	3.5	28	<.1	15.3	8.2	268	1.98	1.3	.3	3.7	.6	46	.1	.1	<.1	61	.54	.038	5	33.6	.64	67	.105	2	1.07	.013	.07	.1	.01	2.4	<.1	<.05	4	<.5	15.0
108NW 2+50SW	.4	28.0	9.4	32	<.1	16.4	9.6	327	2.21	1.2	.5	3.4	.9	46	.1	.1	.1	63	.57	.022	9	36.1	.63	93	.103	6	1.43	.009	.03	.1	.03	3.1	<.1	<.05	4	<.5	15.0
108NW 3SW	4.5	15.3	9.8	59	.1	24.5	11.0	356	4.83	3.8	.3	12.7	1.2	22	.1	.2	.2	104	.18	.035	6	72.1	.82	52	.179	2	2.15	.010	.04	.3	.04	2.2	<.1	<.05	13	<.5	15.0
108NW 3+50SW	.6	31.9	2.9	29	<.1	15.5	9.8	331	2.14	1.9	.3	16.0	1.0	43	.1	.1	<.1	67	.52	.054	6	36.2	.56	82	.103	2	1.07	.009	.05	.2	.02	2.9	<.1	<.05	3	<.5	15.0
108NW 4SW	1.2	13.8	7.8	46	<.1	15.6	8.4	262	4.40	2.9	.3	12.8	.8	28	.2	.2	.1	115	.23	.095	5	47.4	.56	62	.135	2	1.57	.009	.03	.2	.02	2.2	<.1	<.05	10	<.5	7.5
108NW 4+50SW	.7	18.4	4.0	41	.1	19.1	9.4	271	3.28	2.4	.3	4.3	.9	28	.1	.1	.1	97	.28	.057	5	55.4	.78	54	.139	1	1.95	.008	.04	.2	.03	3.2	<.1	<.05	7	<.5	15.0
108NW 5SW	.4	19.9	3.5	44	<.1	21.2	11.1	429	2.54	1.4	.3	46.7	.7	56	.1	.1	.1	77	.72	.083	6	42.2	1.00	87	.118	1	1.38	.009	.06	.2	.01	3.0	<.1	<.05	6	<.5	15.0
108NW 5+50SW	.6	11.8	4.9	39	.1	15.5	7.6	246	2.42	1.4	.3	10.8	.8	37	.1	.1	.1	79	.33	.043	5	37.9	.70	71	.148	1	1.26	.010	.05	.2	.02	2.3	<.1	<.05	7	<.5	15.0
108NW 6SW	.6	59.0	3.7	48	<.1	24.4	12.3	472	2.77	1.3	.3	21.7	.5	69	.1	.1	.1	80	.93	.059	7	46.0	1.02	161	.100	1	1.74	.012	.07	.2	.04	3.5	.1	<.05	6	<.5	15.0
RE 108NW 5+50SW	.6	11.1	4.6	37	<.1	15.0	7.5	246	2.37	1.4	.3	3.5	.7	39	.2	.1	.1	77	.34	.041	5	36.3	.68	70	.143	1	1.24	.009	.05	.2	.02	2.4	<.1	<.05	7	<.5	15.0
109NW 4+00NE	.6	14.7	6.1	34	<.1	14.3	6.7	227	2.18	1.5	.4	18.5	.7	39	.2	.1	.1	65	.46	.051	6	37.4	.46	91	.078	1	1.34	.010	.05	.1	.02	2.9	<.1	<.05	5	<.5	15.0
109NW 3+50NE	.9	28.3	6.4	43	.1	18.6	8.8	428	2.48	2.0	.5	9.5	.8	51	.1	.2	.1	70	.66	.052	8	39.6	.56	138	.073	1	1.68	.010	.07	.1	.03	4.1	<.1	<.05	5	<.5	15.0
109NW 3NE	.8	21.8	5.3	41	.1	16.5	7.6	341	2.17	1.8	.5	10.2	.7	48	.1	.1	.1	63	.65	.064	7	38.5	.50	117	.077	1	1.44	.008	.06	.1	.04	3.8	<.1	<.05	5	<.5	15.0
109NW 2+50NE	.7	17.0	5.1	35	<.1	13.7	7.0	449	2.15	1.6	.4	1.6	.9	39	.1	.1	.1	67	.51	.061	7	39.3	.45	101	.079	<1	1.17	.008	.05	.1	.02	3.4	<.1	<.05	4	<.5	15.0
109NW 2NE	2.8	22.4	6.4	37	.2	14.9	19.6	2381	4.84	5.3	.6	.5	.5	47	.3	.1	.1	119	.65	.066	8	39.2	.42	140	.046	2	1.40	.012	.05	.1	.05	3.6	.1	<.05	5	.5	.5
109NW 1+50NE	1.0	14.5	4.9	33	<.1	12.7	7.1	1295	1.89	1.5	.4	<.5	.6	42	.2	.1	<.1	52	.56	.066	6	31.0	.40	94	.061	2	1.05	.010	.04	.1	.03	2.9	<.1	<.05	4	<.5	.5
STANDARD DS6	11.5	123.0	28.3	141	.3	25.0	11.0	695	2.83	21.0	6.4	47.0	3.0	39	6.0	3.5	4.9	57	.84	.078	13	179.3	.57	163	.082	18	1.92	.073	.15	3.3	.21	3.3	1.7	<.05	6	4.0	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
109NW 1NE	1.0	19.5	5.3	44	.1	16.7	7.6	518	2.24	1.6	.4	6.1	.6	53	.1	.1	.1	59	.65	.060	6	35.2	.60	116	.050	1	1.51	.011	.05	.1	.03	3.4	<.1	<.05	5	<.5	15.0
109NW 0+50NE	3.5	20.8	5.6	39	.1	17.7	11.4	4748	4.26	3.9	.7	1.8	.7	46	.3	.1	.1	77	.54	.089	10	35.9	.55	185	.046	1	1.51	.014	.03	.1	.11	3.5	.1	<.05	5	.6	.5
109NW 0+50SW	1.7	27.0	5.7	49	.2	16.3	8.0	859	3.04	2.2	1.0	3.1	.6	64	.1	.1	.1	70	.73	.082	10	40.3	.57	118	.050	1	1.62	.009	.05	.1	.05	4.0	<.1	<.05	5	.6	15.0
109NW 1SW	.6	22.6	3.4	33	.1	12.6	6.6	357	2.09	1.5	.5	5.8	.6	44	.1	.1	.1	55	.49	.052	7	29.9	.48	81	.054	1	1.21	.008	.05	.1	.03	2.7	<.1	<.05	4	<.5	15.0
109NW 1+50SW	.8	34.5	7.9	53	.2	21.5	9.7	665	2.94	2.1	.9	5.7	1.1	71	.2	.1	.1	66	.79	.057	14	41.3	.71	190	.068	2	2.19	.017	.11	.2	.04	4.3	.1	<.05	5	<.5	.5
109NW 2SW	6.2	59.2	5.2	48	.2	27.9	26.6	963	4.14	3.7	1.2	30.6	.7	45	.4	.1	.1	115	.55	.116	23	46.1	1.07	230	.053	1	2.35	.009	.05	.2	.18	4.8	.2	<.05	6	.8	15.0
109NW 2+50SW	1.0	28.4	5.7	45	.1	17.8	10.4	1051	2.51	1.6	.7	10.8	.6	57	.2	.1	.1	62	.67	.068	12	35.9	.61	132	.051	1	1.58	.010	.06	.1	.05	3.5	.1	<.05	4	.6	15.0
109NW 3SW	.4	25.5	2.9	28	<.1	17.5	8.3	333	2.07	1.3	.4	7.1	.5	48	.1	.1	.1	58	.59	.046	7	35.8	.59	86	.069	1	1.16	.008	.04	.1	.03	2.8	<.1	<.05	3	<.5	15.0
RE 109NW 3SW	.4	26.5	2.9	29	<.1	17.6	8.5	332	2.08	1.3	.4	8.0	.5	49	.1	.1	.1	59	.59	.047	7	36.1	.60	86	.069	1	1.18	.009	.04	.1	.02	2.8	<.1	<.05	3	<.5	15.0
109NW 3+50SW	.3	27.0	2.9	30	<.1	16.8	8.6	373	1.84	1.4	.4	5.5	.5	50	.1	.1	.1	53	.61	.047	6	32.7	.63	91	.062	1	1.21	.009	.04	.1	.02	2.7	<.1	<.05	3	<.5	15.0
109NW 4SW	.8	27.6	3.5	28	<.1	15.8	16.5	602	2.30	1.2	.3	5.5	.5	44	.4	.1	.1	62	.52	.038	4	35.1	.62	63	.059	2	1.17	.010	.04	.1	.02	2.3	<.1	<.05	4	<.5	7.5
109NW 4+50SW	1.4	13.3	5.4	38	.1	16.7	9.9	316	3.95	2.8	.3	78.3	.5	29	.1	.2	.1	120	.24	.047	4	43.5	.65	61	.155	1	1.38	.014	.03	.2	.02	1.8	<.1	<.05	8	<.5	.5
109NW 5SW	.5	12.0	3.1	22	.1	10.8	5.8	182	2.55	2.5	.3	4.1	.8	24	.1	.1	<.1	71	.27	.058	5	29.4	.36	51	.083	1	1.31	.006	.02	.1	.02	2.5	<.1	<.05	4	<.5	15.0
109NW 5+50SW	.6	39.7	2.5	40	<.1	24.8	13.0	394	3.00	2.1	.3	10.4	.6	32	.1	.1	<.1	82	.37	.080	5	46.8	.94	93	.090	1	2.05	.008	.16	.2	.02	2.9	<.1	<.05	5	<.5	7.5
109NW 6SW	.8	179.5	2.8	70	.1	40.7	18.8	592	3.66	.9	.4	3.0	.5	125	.2	.1	<.1	100	1.11	.047	5	59.7	1.63	120	.125	1	2.51	.010	.07	.2	.02	4.8	.1	<.05	7	.6	15.0
110NW 800NE	1.8	31.7	6.8	102	.4	25.5	16.2	2805	3.48	1.8	.9	3.1	.7	80	.7	.1	.2	80	.95	.093	11	42.4	.80	265	.040	1	2.98	.014	.14	.2	.06	5.3	.2	<.05	8	<.5	7.5
110NW 7+50NE	.7	19.8	4.7	56	.2	18.0	8.3	405	2.42	1.6	.5	4.0	.9	58	.1	.1	.1	61	.67	.068	8	34.4	.55	169	.057	1	2.03	.011	.08	.1	.04	4.1	<.1	<.05	5	.5	7.5
110NW 7NE	.8	25.7	4.9	49	.4	20.1	8.7	392	2.49	1.9	.7	9.9	.7	67	.1	.1	.1	64	.79	.098	9	36.4	.69	154	.062	1	1.90	.012	.09	.1	.06	4.2	<.1	<.05	5	.5	15.0
110NW 6+50NE	.5	17.3	4.4	36	.1	15.4	6.2	263	1.60	1.0	.4	15.8	.7	52	.1	.1	.1	53	.64	.073	8	31.7	.51	116	.066	1	1.49	.009	.04	.1	.04	3.5	<.1	<.05	4	<.5	15.0
110NW 6NE	1.1	20.5	4.7	45	.1	16.3	8.6	457	2.35	2.0	.5	5.8	.7	55	.1	.1	.1	65	.62	.069	8	31.0	.55	122	.063	1	1.57	.011	.06	.1	.03	3.8	<.1	<.05	4	<.5	7.5
110NW 5+50NE	.8	18.8	4.8	41	<.1	16.0	8.0	314	2.21	1.7	.5	2.2	.6	46	.1	.1	.1	63	.46	.067	8	32.7	.54	99	.069	1	1.63	.010	.05	.1	.02	3.4	<.1	<.05	5	.5	15.0
110NW 5NE	.7	18.5	5.7	49	.2	18.2	8.9	354	2.46	1.9	.4	4.5	.7	66	.1	.1	.1	67	.71	.053	6	34.2	.61	128	.068	1	1.87	.009	.07	.1	.03	3.7	<.1	<.05	5	<.5	15.0
110NW 4+50NE	.6	20.3	5.0	41	.1	16.2	8.5	370	2.23	1.6	.4	4.1	.6	59	.1	.1	.1	65	.66	.051	8	33.0	.53	134	.064	2	1.75	.009	.06	.1	.02	3.6	<.1	<.05	5	<.5	15.0
110NW 4NE	.3	17.0	4.3	32	<.1	13.5	6.9	307	1.84	1.9	.3	2.6	.9	43	<.1	.1	.1	55	.53	.053	6	26.1	.43	84	.075	1	1.15	.008	.05	.1	.02	3.3	<.1	<.05	3	<.5	15.0
110NW 3+50NE	.4	10.6	5.1	29	<.1	10.6	4.9	173	1.83	1.6	.4	5.3	.5	48	.1	.1	.1	58	.52	.029	5	31.2	.36	98	.075	1	1.06	.008	.04	.1	.03	2.4	<.1	<.05	4	<.5	15.0
110NW 3NE	.6	20.4	5.2	41	<.1	19.1	9.3	407	2.43	2.1	.4	2.9	.6	49	.1	.1	.1	69	.52	.041	8	39.2	.59	121	.073	1	1.63	.010	.05	.1	.02	3.3	<.1	<.05	5	<.5	15.0
110NW 2+50NE	.6	17.6	5.0	40	<.1	15.8	7.7	349	2.17	1.5	.3	3.4	.7	49	.1	.1	.1	61	.56	.043	6	31.9	.50	105	.069	1	1.44	.009	.06	.1	.02	3.4	<.1	<.05	4	<.5	15.0
110NW 2NE	.6	18.8	6.0	44	<.1	16.7	8.5	367	2.49	1.9	.4	3.1	.8	56	.1	.2	.1	76	.71	.065	7	39.4	.53	120	.090	2	1.52	.012	.07	.1	.03	4.0	<.1	<.05	4	<.5	7.5
110NW 1+50NE	1.0	18.0	5.0	35	<.1	15.4	7.7	393	2.24	2.0	.4	17.2	1.0	53	.1	.1	.1	67	.64	.084	8	37.5	.52	90	.080	2	1.25	.009	.06	.1	.02	3.4	<.1	<.05	4	<.5	15.0
110NW 1NE	.6	21.0	6.8	39	.1	16.8	7.5	334	2.05	1.7	.5	3.5	.5	63	.1	.1	.1	56	.71	.066	8	32.2	.56	113	.059	1	1.44	.011	.05	.1	.03	3.2	<.1	<.05	5	<.5	15.0
110NW 0+50NE	2.0	22.0	6.3	41	.1	19.1	11.3	4253	2.69	2.0	.5	2.7	.8	56	.2	.1	.1	72	.60	.066	8	40.5	.58	158	.077	1	1.70	.011	.05	.1	.10	4.1	.1	<.05	5	.5	15.0
110NW 0+50SW	1.0	17.7	5.5	43	<.1	18.1	9.4	657	2.61	1.9	.5	3.8	.8	61	.2	.1	.1	65	.64	.038	7	39.5	.62	117	.081	1	1.76	.011	.06	.1	.02	4.0	<.1	<.05	5	<.5	15.0
110NW 1SW	.4	21.0	3.4	35	<.1	15.3	7.3	308	2.18	1.4	.4	7.2	.4	55	.1	.1	.1	59	.59	.065	7	36.6	.56	72	.070	1	1.25	.010	.04	.1	.02	3.0	<.1	<.05	4	<.5	15.0
110NW 1+50SW	.6	13.2	7.1	28	<.1	11.0	6.3	216	2.02	1.5	.3	2.9	.6	45	.1	.1	.1	65	.43	.024	6	36.1	.44	78	.100	<1	1.07	.011	.04	.1	.01	2.7	<.1	<.05	6	<.5	15.0
STANDARD DS6	11.7	123.8	29.2	141	.3	24.9	10.9	698	2.82	21.1	6.7	48.8	2.7	39	6.2	3.6	5.1	55	.84	.082	11	175.1	.58	163	.064	18	1.87	.076	.15	3.6	.23	3.1	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
110NW 2SW	.4	24.7	4.5	39	.1	16.3	10.0	401	2.02	1.6	.5	4.5	.6	64	.1	.1	.1	62	.69	.068	8	36.2	.63	117	.067	2	1.44	.011	.04	.1	.04	3.5	<.1	<.05	4	.5	15.0
110NW 2+50SW	.7	41.2	3.5	42	.2	22.6	10.8	479	2.48	1.5	.8	20.9	.4	77	.1	.1	.1	66	1.04	.154	12	40.5	.91	116	.054	2	1.67	.012	.06	.1	.06	3.2	<.1	<.05	5	.7	15.0
110NW 3SW	.7	27.6	3.4	39	<.1	18.7	10.5	261	2.91	2.6	.3	3.7	1.0	26	.1	.1	.2	78	.24	.047	6	42.1	.75	72	.121	2	2.36	.008	.04	.2	.02	3.1	<.1	<.05	6	<.5	15.0
110NW 3+50SW	.4	7.5	3.8	25	.1	11.5	4.8	153	1.51	1.2	.2	3.4	.7	24	.1	.1	.1	55	.22	.025	4	28.1	.48	71	.111	1	1.02	.008	.03	.2	.01	2.0	<.1	<.05	5	<.5	15.0
110NW 4SW	.5	15.6	3.7	35	<.1	16.9	7.8	305	2.07	1.3	.3	1.5	.6	40	.1	.1	.1	68	.44	.016	5	35.1	.68	74	.116	1	1.28	.010	.03	.1	<.01	2.4	<.1	<.05	5	<.5	15.0
110NW 4+50SW	.7	33.0	3.4	33	<.1	16.0	10.2	369	2.08	1.8	.5	1.8	.6	41	.1	.1	.1	66	.43	.032	6	36.5	.60	62	.091	1	1.27	.009	.03	.1	.01	2.8	<.1	<.05	4	<.5	15.0
110NW 5SW	.5	19.6	1.7	69	<.1	76.7	20.6	552	4.03	1.1	.2	8.3	.4	58	.1	<.1	<.1	114	.50	.044	3	79.5	2.15	88	.186	1	2.82	.008	.07	.1	.02	3.1	<.1	<.05	8	<.5	15.0
110NW 5+50SW	.3	30.3	2.9	32	<.1	17.3	9.5	311	2.32	1.9	.3	5.2	1.1	34	.1	.1	<.1	69	.35	.055	7	34.0	.65	88	.106	1	1.41	.009	.07	.1	.01	2.8	<.1	<.05	4	<.5	15.0
110NW 6SW	.8	18.1	4.8	53	.1	25.4	10.6	326	3.39	1.5	.2	3.5	.6	33	.2	.1	.1	109	.22	.065	4	48.8	1.02	98	.185	1	1.83	.008	.13	.2	.01	2.0	<.1	<.05	10	<.5	15.0
111NW 0+50N 54E	.6	20.5	5.9	34	.1	17.1	7.9	293	2.05	2.0	.4	3.3	.9	44	.1	.1	.1	63	.52	.052	8	34.1	.57	98	.089	1	1.44	.009	.06	.1	.02	3.4	<.1	<.05	4	<.5	15.0
111NW 0+100N 54E	.4	17.0	6.8	32	<.1	19.7	8.7	333	2.25	1.7	.3	4.2	.9	40	.1	.1	.1	68	.50	.051	7	41.3	.67	84	.102	1	1.28	.009	.07	.1	.02	2.7	<.1	<.05	5	<.5	15.0
111NW 0+150N 54E	.3	15.9	5.1	29	<.1	12.9	5.8	227	1.72	1.6	.4	3.8	.7	39	.1	.1	<.1	56	.46	.049	7	30.3	.45	91	.079	1	1.07	.009	.04	.1	.02	2.9	<.1	<.05	4	<.5	15.0
111NW 0+200N 54E	.5	18.5	5.7	37	<.1	17.6	7.9	339	2.27	1.8	.4	3.5	.8	45	.2	.1	.1	66	.52	.040	7	35.8	.57	112	.085	2	1.49	.010	.05	.1	.01	3.5	<.1	<.05	4	<.5	15.0
111NW 0+250N 54E	.5	19.4	5.8	42	.2	17.8	8.7	455	2.24	1.7	.4	9.3	.6	52	.2	.1	.1	61	.64	.067	7	35.9	.56	135	.071	1	1.67	.010	.06	.1	.02	3.6	<.1	<.05	5	<.5	15.0
111NW 0+300N 54E	.5	20.4	5.1	40	<.1	16.9	8.6	453	2.15	1.9	.4	3.7	.8	51	.1	.1	.1	63	.56	.051	9	32.7	.52	128	.083	1	1.55	.010	.06	.1	.02	3.6	<.1	<.05	5	<.5	15.0
111NW 0+350N 54E	.6	25.2	5.4	46	<.1	19.0	9.1	418	2.52	2.1	.5	2.7	.7	56	.1	.1	.1	67	.65	.059	7	38.1	.52	150	.068	2	1.68	.011	.07	.1	.03	3.8	<.1	<.05	5	<.5	15.0
111NW 0+400N 54E	.4	16.9	4.9	35	<.1	14.7	7.7	379	2.34	2.0	.4	97.9	1.0	46	.1	.1	.1	71	.57	.064	8	37.5	.46	100	.077	1	1.21	.008	.05	.1	.02	3.4	<.1	<.05	4	<.5	15.0
111NW 1SW	.8	20.2	5.8	36	<.1	16.3	8.2	584	2.19	1.6	.5	3.4	.6	50	.1	.1	.1	62	.58	.051	7	35.0	.54	113	.073	1	1.42	.009	.05	.1	.02	3.3	<.1	<.05	4	<.5	15.0
111NW 1+50SW	.8	20.0	5.8	42	<.1	18.2	8.8	466	2.46	1.8	.5	.5	1.4	37	.1	.1	.1	71	.34	.034	8	40.0	.61	107	.104	2	1.77	.010	.04	.1	.02	3.8	<.1	<.05	5	<.5	15.0
111NW 2SW	2.9	27.1	5.8	52	.1	19.5	11.1	660	5.10	5.6	.6	3.0	.8	68	.2	.1	.1	113	.86	.109	11	47.1	.63	167	.066	2	1.89	.011	.05	.1	.08	4.6	.1	.08	5	.7	15.0
111NW 2+50SW	.3	24.5	3.1	29	<.1	13.6	7.0	248	1.86	1.6	.3	4.0	.8	35	.1	.1	.1	60	.40	.060	6	28.7	.56	72	.102	1	1.17	.008	.04	.1	.02	2.5	<.1	<.05	4	<.5	15.0
111NW 3SW	.7	15.3	5.2	44	.1	14.5	8.4	262	3.70	3.0	.2	35.9	.9	25	.2	.1	.2	101	.23	.161	4	37.0	.60	96	.108	1	1.80	.008	.03	.2	.04	2.8	<.1	<.05	8	<.5	15.0
111NW 3+50SW	.9	11.4	5.8	28	.1	15.3	8.1	233	2.47	1.6	.2	5.7	.7	21	.1	.1	.1	86	.20	.033	5	45.2	.74	57	.140	1	1.34	.008	.03	.2	.02	2.8	<.1	<.05	9	<.5	15.0
111NW 4SW	1.0	12.4	4.3	24	<.1	12.1	6.9	202	3.24	2.6	.2	3.2	.7	25	.1	.2	.1	103	.24	.033	4	37.3	.44	70	.142	1	1.20	.008	.02	.2	.02	2.0	<.1	<.05	7	<.5	15.0
111NW 4+50SW	1.3	154.8	2.8	49	.2	31.9	20.8	434	3.36	1.6	.3	4.6	.7	66	.1	.1	<.1	98	.62	.051	7	50.9	1.40	98	.132	3	2.83	.008	.16	.1	.04	3.5	<.1	<.05	6	.5	15.0
111NW 5SW	.9	17.5	4.0	45	.1	21.2	11.0	296	2.93	1.7	.2	2.5	.6	40	.2	.1	.1	91	.31	.029	4	46.2	.87	62	.130	<1	1.45	.010	.04	.2	.01	2.2	<.1	<.05	7	<.5	15.0
111NW 5+50SW	.7	216.8	2.4	54	.2	29.0	18.2	604	3.03	1.1	1.2	7.8	.6	97	.2	.1	<.1	79	.90	.143	11	46.0	1.26	121	.081	1	2.10	.009	.15	.2	.04	5.1	.1	<.05	5	.7	15.0
111NW 6SW	.2	79.6	2.4	46	<.1	23.3	11.7	376	2.36	1.2	.5	2.6	.7	86	.1	.1	<.1	69	1.01	.150	7	37.7	.93	103	.085	1	1.34	.009	.10	.1	.01	2.8	<.1	<.05	4	.5	7.5
RE 112NW 0+400N 54E	.3	18.3	4.7	38	<.1	15.0	7.9	355	2.15	1.5	.4	37.7	.8	41	.1	.1	.1	64	.51	.053	7	33.9	.51	94	.077	1	1.30	.009	.06	.1	.01	3.2	<.1	<.05	4	<.5	15.0
112NW 0+400N 54E	.3	18.0	4.5	35	<.1	14.6	8.0	363	2.18	1.6	.4	3.5	.8	42	.1	.1	.1	65	.50	.051	7	34.1	.49	95	.079	1	1.27	.009	.05	.1	.01	3.3	<.1	<.05	4	<.5	15.0
112NW 0+350N 54E	.4	19.0	5.4	46	<.1	16.6	7.8	409	2.20	1.5	.4	10.9	.9	51	.1	.1	.1	65	.60	.057	8	35.1	.56	128	.081	1	1.55	.011	.07	.1	.02	4.0	<.1	<.05	4	<.5	15.0
112NW 0+300N 54E	.4	17.2	4.5	37	<.1	14.7	7.2	340	2.17	1.5	.3	1.2	.7	40	.1	.1	.1	65	.47	.039	7	32.1	.49	104	.075	1	1.34	.009	.05	.1	.01	3.2	<.1	<.05	4	<.5	15.0
112NW 0+250N 54E	.5	16.4	4.7	33	<.1	14.0	8.0	321	2.15	1.6	.4	2.3	.7	34	.1	.1	.1	66	.36	.027	7	29.1	.45	88	.084	1	1.31	.009	.03	.1	.01	2.7	<.1	<.05	5	<.5	15.0
112NW 0+200N 54E	.4	19.2	4.6	38	<.1	16.0	8.4	392	2.18	1.8	.4	2.8	.7	46	.1	.1	.1	64	.56	.058	7	32.5	.52	108	.080	1	1.38	.010	.05	.1	.01	3.3	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.5	121.4	28.1	140	.3	24.6	10.9	692	2.80	20.8	6.4	47.3	2.9	39	6.1	3.5	4.9	56	.84	.078	13	183.9	.57	162	.081	16	1.88	.073	.14	3.5	.23	3.2	1.7	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
112NW 0+150N 54E	.5	14.8	4.5	30	<.1	13.6	6.7	309	2.15	2.0	.4	1.7	.9	43	.1	.1	.1	64	.51	.044	8	33.9	.47	84	.097	1	1.18	.009	.04	.1	.01	3.0	<.1	<.05	4	<.5	15.0
112NW 0+100N 54E	.3	12.5	5.2	28	<.1	12.9	6.0	215	1.61	1.3	.3	1.4	.7	41	.1	.1	.1	52	.48	.039	6	29.8	.45	96	.087	1	1.14	.009	.04	.1	.01	2.8	<.1	<.05	4	<.5	15.0
112NW 0+050N 54E	.4	19.0	5.6	38	<.1	15.9	7.5	284	2.03	1.9	.4	3.1	.8	44	.1	.1	.1	62	.52	.058	8	35.7	.53	113	.076	1	1.35	.009	.05	.1	.02	3.2	<.1	<.05	4	<.5	15.0
112NW 0+050S 54W	.4	19.5	5.7	39	.1	16.7	7.8	334	2.11	1.4	.4	2.3	.6	49	.2	.1	.1	61	.60	.043	8	39.6	.63	115	.077	1	1.40	.010	.04	.1	.02	3.0	<.1	<.05	5	<.5	15.0
112NW 0+100S 54W	.5	22.3	5.8	33	.1	16.4	7.8	379	2.14	1.6	.5	3.0	.6	49	.1	.1	.1	68	.64	.066	10	42.1	.49	96	.080	1	1.29	.010	.06	.1	.07	3.1	<.1	<.05	4	<.5	15.0
112NW 0+150S 54W	.5	18.5	5.2	35	<.1	15.4	7.5	416	2.08	1.8	.4	8.7	.8	46	.1	.1	<.1	62	.58	.060	8	34.8	.52	93	.079	3	1.30	.010	.05	.1	.03	3.2	<.1	<.05	4	<.5	15.0
112NW 0+200S 54W	.8	21.7	5.5	38	<.1	16.2	8.9	904	2.39	1.8	.5	8.7	.5	53	.1	.1	.1	61	.66	.067	9	35.1	.53	108	.068	6	1.43	.010	.05	.1	.07	3.1	<.1	<.05	4	<.5	15.0
112NW 0+250S 54W	1.5	32.8	5.6	53	.2	20.9	12.9	2669	3.74	2.0	.7	5.4	.6	62	.2	.1	.1	82	.73	.070	10	48.9	.76	165	.058	3	1.91	.011	.04	.1	.08	3.8	.1	.06	6	.5	15.0
112NW 0+300S 54W	.8	15.7	3.3	38	.1	13.5	7.5	228	2.85	2.6	.3	6.0	.9	23	.2	.1	.1	77	.27	.065	5	38.6	.52	55	.103	2	1.88	.007	.03	.1	.05	2.8	<.1	<.05	5	<.5	15.0
112NW 0+350S 54W	.6	12.3	6.0	53	<.1	14.5	9.5	728	3.41	1.9	.2	16.1	.6	28	.2	.1	.1	98	.22	.075	4	42.8	.70	109	.157	5	1.34	.010	.04	.1	.02	2.4	<.1	<.05	9	<.5	.5
112NW 0+400S 54W	.6	15.5	4.6	40	<.1	17.6	9.3	293	3.17	2.5	.3	9.4	.6	31	.2	.1	.1	98	.32	.061	6	40.2	.60	115	.139	2	1.50	.009	.06	.2	.01	2.4	<.1	<.05	8	<.5	15.0
112NW 0+450S 54W	1.5	13.3	4.9	31	<.1	12.0	6.6	233	3.49	3.2	.2	39.4	.9	24	.3	.2	.1	109	.23	.026	5	38.7	.41	39	.174	1	1.44	.009	.04	.2	.02	2.5	<.1	<.05	8	<.5	15.0
112NW 0+500S 54W	7.9	415.7	8.1	76	.3	33.1	34.6	3091	4.04	1.8	1.4	7.0	.4	65	.9	.1	.2	96	.68	.113	10	64.8	.89	138	.052	2	2.73	.010	.04	.2	.06	4.3	.1	.06	8	.8	15.0
112NW 0+550S 54W	.8	17.2	4.1	20	<.1	8.8	4.6	173	1.51	1.4	.2	3.0	.7	64	.2	.1	.1	57	.52	.015	5	24.4	.33	79	.121	1	.77	.008	.03	.1	.01	2.2	<.1	<.05	5	<.5	15.0
112NW 0+600S 54W	.5	9.5	3.2	16	<.1	7.2	4.2	139	2.31	2.3	.2	4.6	.7	28	.2	.2	<.1	78	.30	.015	5	32.2	.25	34	.107	1	.79	.006	.02	.1	.01	1.9	<.1	<.05	4	<.5	15.0
113NW 0+400N 54E	.4	23.7	5.5	45	.2	16.7	8.2	394	2.32	1.8	.5	3.8	.7	61	.4	.2	.1	66	.66	.056	8	36.8	.54	132	.081	2	1.63	.013	.07	.1	.02	4.2	<.1	<.05	5	<.5	15.0
113NW 0+350N 54E	.7	22.6	4.8	43	.2	16.3	10.0	788	2.26	2.1	.5	2.3	.6	60	.2	.1	.1	62	.71	.072	9	35.6	.48	139	.054	1	1.45	.010	.06	.1	.05	3.7	<.1	<.05	4	.6	15.0
113NW 0+300N 54E	.4	22.2	5.1	41	<.1	16.1	8.4	485	2.36	1.9	.4	6.7	.9	48	.1	.1	.1	66	.57	.064	8	37.3	.52	121	.078	1	1.46	.010	.06	.1	.03	4.0	<.1	<.05	4	<.5	15.0
113NW 0+250N 54E	.4	9.6	5.3	19	<.1	6.9	3.5	131	1.56	1.4	.3	2.1	.5	29	.1	.1	.1	62	.27	.019	5	23.7	.24	58	.108	1	.78	.008	.03	.1	.01	1.9	<.1	<.05	5	<.5	15.0
RE 112NW 0+600S 54W	.5	9.1	3.3	15	<.1	7.8	4.2	140	2.36	2.4	.2	8.0	.7	29	.1	.2	<.1	78	.30	.016	5	32.8	.26	36	.110	1	.83	.006	.02	.1	.01	1.9	<.1	<.05	4	<.5	15.0
113NW 0+200N 54E	.9	15.4	9.6	40	<.1	14.3	7.0	288	2.61	2.0	.4	7.9	.5	31	.1	.1	.1	90	.24	.035	7	39.4	.56	78	.119	1	1.41	.011	.06	.1	.02	2.5	<.1	<.05	8	<.5	15.0
113NW 0+150N 54E	.4	14.6	4.7	31	<.1	13.4	6.6	289	1.90	1.7	.3	8.1	.7	44	.1	.1	.1	58	.49	.033	7	29.7	.46	97	.089	1	1.10	.009	.04	.1	.02	3.0	<.1	<.05	4	<.5	15.0
113NW 0+100N 54E	.4	19.0	6.2	38	<.1	16.2	7.7	284	2.27	1.6	.3	8.1	.9	45	.1	.1	.1	70	.49	.019	8	36.5	.58	105	.109	1	1.49	.011	.04	.1	.01	3.4	<.1	<.05	5	<.5	15.0
113NW 0+050N 54E	.4	17.7	5.7	31	<.1	13.8	7.6	377	2.03	1.7	.4	26.5	.7	44	.1	.1	.1	64	.51	.041	7	32.5	.47	95	.086	1	1.21	.009	.04	.1	.02	3.3	<.1	<.05	4	<.5	15.0
113NW 0+050S 54W	.3	20.0	5.6	37	.2	15.3	8.6	350	1.78	1.1	.4	2.1	.5	46	.2	.1	.1	59	.56	.067	8	33.9	.51	116	.073	2	1.29	.009	.05	.1	.06	3.0	<.1	<.05	4	<.5	15.0
113NW 0+100S 54W	.3	17.3	5.1	35	<.1	14.5	6.9	363	1.80	1.2	.4	2.8	.6	44	.1	.1	.1	52	.53	.052	7	31.0	.50	115	.070	1	1.23	.009	.05	.1	.03	2.9	<.1	<.05	4	<.5	15.0
113NW 0+150S 54W	.3	14.6	5.6	33	<.1	14.2	7.3	374	1.76	1.4	.4	1.9	.7	43	.1	.1	<.1	53	.56	.064	8	31.4	.51	95	.078	2	1.18	.008	.04	.1	.02	3.1	<.1	<.05	4	<.5	15.0
113NW 0+200S 54W	.5	17.6	5.7	40	<.1	17.7	8.7	1036	2.20	1.3	.4	3.4	.8	44	.2	.1	<.1	59	.52	.062	8	36.0	.59	118	.070	1	1.39	.010	.04	.1	.04	3.3	<.1	<.05	4	<.5	15.0
113NW 0+250S 54W	.7	21.7	5.7	41	.1	17.9	8.2	712	2.38	1.5	.5	3.3	.7	53	.2	.1	.1	60	.59	.044	8	38.1	.60	126	.061	2	1.52	.013	.05	.1	.03	3.8	<.1	<.05	4	<.5	7.5
113NW 0+300S 54W	1.9	14.5	7.1	27	.1	10.7	6.3	223	2.47	2.7	.3	12.8	.8	23	.1	.1	.2	83	.25	.030	7	35.1	.47	50	.141	1	1.19	.008	.03	.2	.03	2.2	<.1	<.05	8	<.5	15.0
113NW 0+350S 54W	.7	9.0	8.1	23	.4	8.1	6.7	186	2.26	1.4	.2	500.9	.6	16	.1	.1	.2	77	.14	.039	4	30.9	.45	58	.145	<1	.89	.010	.03	.1	.01	1.4	<.1	<.05	7	<.5	7.5
113NW 0+400S 54W	.7	9.5	4.9	32	<.1	13.1	6.1	188	3.30	3.3	.3	2.5	1.1	20	.2	.2	.1	100	.21	.125	6	43.1	.41	73	.117	1	1.40	.009	.03	.2	.02	2.5	<.1	<.05	7	<.5	15.0
113NW 0+450S 54W	.8	11.1	4.6	30	.1	13.2	5.9	195	2.93	2.8	.3	2.3	.7	17	.2	.1	.1	79	.17	.081	5	41.1	.41	51	.087	1	1.64	.008	.03	.2	.06	1.9	<.1	<.05	7	<.5	15.0
113NW 0+500S 54W	2.1	11.9	6.2	24	.3	9.5	5.1	180	2.84	2.5	.2	2.2	.8	14	.2	.2	.1	102	.17	.023	5	38.5	.36	49	.099	1	1.15	.008	.03	.2	.03	2.1	<.1	<.05	8	<.5	7.5
STANDARD DS6	11.6	122.1	28.4	141	.3	24.9	11.0	698	2.81	21.2	6.5	48.4	3.0	39	6.0	3.6	4.9	56	.84	.078	13	185.8	.57	162	.079	17	1.90	.073	.15	3.6	.23	3.2	1.8	<.05	6	4.7	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
113NW 0+550S 54W	4.0	131.7	9.0	101	.1	24.8	16.0	787	4.19	3.0	.9	82.7	2.1	60	.4	.2	.2	102	.78	.037	9	49.2	.94	128	.155	1	1.90	.014	.07	.2	.03	4.6	.1	<.05	9	.8	15.0
114NW 0+400N 54E	.4	20.8	7.6	46	.1	16.5	8.9	473	2.39	1.9	.5	841.1	.8	59	.1	.1	.1	70	.61	.065	8	35.7	.61	143	.079	2	1.63	.013	.06	.1	.02	4.0	<.1	<.05	5	<.5	15.0
114NW 0+350N 54E	.4	18.6	5.7	40	<.1	14.5	7.8	411	2.16	2.0	.4	3.9	.9	53	.1	.1	.1	64	.62	.055	7	31.2	.54	106	.088	3	1.38	.012	.06	.1	.02	3.6	<.1	<.05	4	<.5	15.0
114NW 0+300N 54E	.7	30.5	6.9	54	.3	16.9	15.5	1124	2.44	1.7	.6	1.7	.3	80	.5	.1	.1	57	.88	.077	8	32.7	.51	169	.048	1	1.77	.016	.09	.1	.03	3.4	<.1	<.05	6	<.5	15.0
114NW 0+250N 54E	.4	15.7	4.4	35	<.1	14.2	7.1	348	2.16	1.6	.4	3.3	.9	46	.1	.1	.1	66	.51	.054	7	36.2	.48	94	.087	1	1.21	.011	.05	.1	.02	3.4	<.1	<.05	4	<.5	15.0
114NW 0+200N 54E	.4	15.3	4.6	34	<.1	12.7	6.7	306	2.03	1.5	.4	4.3	.4	47	.2	.1	.1	63	.51	.038	7	31.6	.44	103	.077	1	1.22	.011	.05	.1	.01	3.0	<.1	<.05	4	<.5	15.0
114NW 0+150N 54E	.4	21.4	5.0	38	<.1	16.0	8.5	430	2.23	1.9	.4	15.5	.8	49	.1	.1	.1	66	.57	.060	9	35.2	.51	113	.072	1	1.26	.010	.06	.1	.03	3.2	<.1	<.05	4	.5	15.0
114NW 0+100N 54E	.3	19.1	6.1	39	.1	16.4	8.9	424	1.96	1.4	.4	9.6	.7	54	.1	.1	.1	57	.64	.065	9	34.2	.57	122	.079	1	1.49	.012	.07	.1	.04	3.8	<.1	<.05	4	<.5	15.0
114NW 0+050N 54E	.8	22.6	6.0	52	.2	17.4	19.5	3150	3.69	2.3	.4	1.2	.6	71	.5	.1	.1	79	.81	.073	9	34.4	.50	171	.068	2	1.49	.013	.07	.1	.06	3.6	.1	<.05	5	.5	7.5
114NW 0+050N 52E	.3	32.4	4.0	32	.1	17.8	6.5	285	1.94	1.3	.4	4.4	.8	42	.1	.1	.1	59	.56	.072	7	34.5	.57	89	.091	2	1.28	.010	.08	.1	.08	3.0	<.1	<.05	5	<.5	15.0
114NW 0+050S 54W	.2	24.7	6.9	43	<.1	17.2	8.0	263	1.44	.9	.6	6.9	1.2	50	.1	.1	.1	49	.58	.069	9	41.6	.59	110	.091	1	1.46	.012	.04	.1	.08	4.2	.1	<.05	5	<.5	15.0
114NW 0+100S 54W	.4	16.6	5.9	38	<.1	15.0	7.6	548	2.56	2.1	.5	6.9	.8	51	.1	.1	.1	63	.60	.077	7	38.2	.56	103	.079	2	1.30	.011	.06	.1	.03	3.4	<.1	<.05	4	<.5	15.0
114NW 0+150S 54W	.6	15.3	5.0	30	<.1	15.3	9.5	3407	3.90	2.9	.4	5.8	.9	48	.1	.1	.1	61	.55	.064	7	34.1	.50	166	.081	1	1.22	.010	.04	.1	.06	3.6	<.1	<.05	4	<.5	15.0
114NW 0+200S 54W	.4	15.2	6.0	43	<.1	17.0	9.1	664	2.29	1.6	.3	3.5	1.0	50	.3	.1	.1	68	.59	.038	6	37.0	.62	109	.111	2	1.37	.011	.06	.1	.02	3.4	<.1	<.05	5	<.5	15.0
114NW 0+250S 54W	.7	34.2	6.1	50	.1	19.6	10.4	1007	2.67	1.9	.6	2.1	.7	71	.2	.1	.1	70	.87	.060	9	45.4	.68	155	.071	2	1.62	.012	.06	.1	.04	3.8	<.1	<.05	5	.6	7.5
114NW 0+300S 54W	.8	23.9	4.9	36	<.1	15.2	8.1	579	2.18	1.7	.4	2.4	.8	43	.1	.1	.1	62	.54	.055	6	34.9	.54	96	.073	1	1.23	.009	.05	.1	.02	3.1	<.1	<.05	4	<.5	15.0
114NW 0+350S 54W	.7	8.7	5.2	27	<.1	8.9	4.6	221	2.64	2.7	.3	2.1	.8	24	.2	.2	.1	89	.22	.075	5	31.8	.32	61	.116	1	1.06	.010	.03	.1	.02	2.3	<.1	<.05	7	<.5	15.0
114NW 0+400S 54W	.5	23.7	3.9	28	<.1	16.5	7.7	232	2.45	3.0	.3	4.0	1.0	24	.2	.2	<.1	69	.27	.044	6	41.1	.47	57	.101	1	1.38	.008	.04	.1	.03	2.8	<.1	<.05	4	<.5	15.0
114NW 0+450S 54W	.6	20.8	4.0	54	.2	38.7	12.4	330	2.97	1.8	.3	1.9	.5	34	.3	.1	.1	81	.38	.058	4	77.2	1.25	113	.128	2	2.00	.012	.07	.2	.02	2.6	<.1	<.05	9	<.5	7.5
114NW 0+500S 54W	1.6	49.3	4.6	76	.1	42.8	17.2	546	4.13	1.8	.2	<.5	.6	36	.3	.1	.1	130	.27	.040	5	62.3	1.59	97	.196	1	2.44	.010	.07	.1	.02	2.4	<.1	<.05	10	<.5	15.0
RE 114NW 0+350N 54E	.3	19.3	5.4	37	<.1	15.5	7.7	404	2.12	1.9	.4	2.5	.8	51	.1	.1	.1	61	.61	.054	7	30.5	.54	106	.084	1	1.33	.011	.06	.1	.02	3.6	<.1	<.05	4	<.5	15.0
114NW 0+600S 54W	1.0	22.8	7.0	47	.2	20.5	9.4	306	3.71	3.7	.3	4.1	1.5	25	.2	.2	.1	90	.25	.198	6	50.6	.67	84	.125	2	2.28	.009	.04	.2	.06	2.9	<.1	<.05	9	<.5	15.0
115NW 0+800N 54E	1.0	23.3	6.4	55	.1	17.2	9.1	513	2.65	1.5	.6	3.1	.9	52	.1	.1	.2	68	.57	.074	10	35.8	.67	162	.076	2	2.09	.014	.12	.2	.03	4.6	.1	<.05	6	<.5	7.5
115NW 0+750N 54E	.4	18.7	5.2	43	<.1	14.9	8.1	386	2.21	1.7	.4	10.0	1.0	53	.1	.1	.1	61	.64	.070	8	31.5	.56	110	.088	1	1.39	.010	.09	.2	.02	3.8	<.1	<.05	4	<.5	15.0
115NW 0+700N 54E	.5	13.0	4.5	38	<.1	12.4	9.1	433	2.07	1.8	.4	1.0	.9	38	.1	.1	.1	63	.41	.055	7	28.8	.46	94	.083	2	1.25	.013	.04	.1	.01	3.3	<.1	<.05	4	<.5	7.5
115NW 0+650N 54E	.5	18.7	5.2	49	<.1	16.7	9.1	588	2.30	1.9	.4	2.0	.5	57	.2	.1	.1	63	.66	.075	7	33.6	.54	127	.064	1	1.53	.013	.07	.1	.02	3.1	<.1	<.05	5	<.5	15.0
115NW 0+600N 54E	.5	6.7	7.9	19	.1	4.7	2.3	109	1.28	1.1	.3	33.0	.1	28	.1	.1	.2	45	.17	.054	5	20.9	.17	55	.079	1	.81	.009	.04	.3	.01	1.4	<.1	<.05	6	<.5	15.0
115NW 0+550N 54E	.4	13.7	4.7	43	<.1	14.5	9.3	490	2.18	1.7	.3	1.7	.8	47	.1	.1	.1	65	.51	.046	7	30.9	.48	107	.096	1	1.31	.011	.05	.2	.01	3.3	<.1	<.05	5	<.5	15.0
115NW 0+500N 54E	.5	19.7	5.3	44	<.1	15.2	7.7	421	2.36	2.0	.4	1.9	.5	43	.2	.1	.1	69	.45	.038	7	33.2	.52	97	.076	1	1.46	.011	.06	.1	.02	2.9	<.1	<.05	6	<.5	15.0
115NW 0+450N 54E	.3	40.3	5.3	42	.3	18.4	9.9	475	1.95	1.2	.7	2.9	.8	56	.1	.2	.1	55	.62	.059	15	42.8	.57	147	.077	1	1.98	.016	.07	.1	.15	5.4	.1	<.05	6	.9	7.5
115NW 0+400N 54E	.7	22.6	5.5	47	.1	20.5	17.2	2952	2.94	2.2	.5	4.0	.8	55	.2	.1	.1	72	.60	.057	10	35.1	.56	172	.088	1	1.72	.017	.06	.1	.04	4.7	.1	<.05	6	.5	15.0
115NW 0+350N 54E	.5	23.1	7.2	53	<.1	17.5	9.7	484	2.65	2.3	.5	3.3	1.0	52	.2	.1	.1	79	.62	.048	10	38.1	.65	130	.103	1	1.85	.013	.07	.1	.02	4.6	<.1	<.05	6	<.5	15.0
115NW 0+300N 54E	.4	21.1	5.1	40	<.1	15.9	8.5	450	2.73	1.9	.5	2.0	1.2	57	.2	.2	.1	80	.66	.077	9	47.6	.47	100	.092	1	1.34	.013	.07	.2	.03	4.3	<.1	<.05	4	.5	7.5
115NW 0+250N 54E	.3	21.3	5.6	44	<.1	17.4	8.1	323	2.30	1.5	.5	2.8	.6	49	.1	.1	.1	63	.55	.070	9	35.5	.62	131	.082	1	1.58	.011	.07	.1	.02	3.5	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.7	123.4	29.2	142	.3	25.5	11.1	698	2.84	20.7	6.5	47.5	3.0	39	6.2	3.5	5.1	56	.85	.079	13	185.6	.58	161	.082	17	1.92	.072	.16	3.6	.23	3.3	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
115NW 0+200N 54E	.3	13.7	4.4	30	<.1	12.9	6.8	215	1.74	1.5	.3	6.7	.7	40	.1	.1	.1	54	.40	.050	7	29.2	.45	83	.081	1	1.16	.008	.04	.1	.02	2.7	<.1	<.05	4	<.5	15.0
115NW 0+150N 54E	.4	22.5	5.3	55	.2	17.6	9.0	412	2.34	1.9	.4	3.7	.6	52	.2	.1	.1	66	.50	.063	9	34.8	.56	135	.080	1	1.62	.011	.05	.1	.03	3.4	<.1	<.05	5	<.5	15.0
115NW 0+100N 54E	.4	15.3	4.9	33	<.1	14.8	7.0	302	1.90	1.8	.3	3.4	.7	42	.1	.1	.1	58	.47	.052	7	30.4	.49	96	.087	1	1.23	.012	.04	.1	.02	3.0	<.1	<.05	4	<.5	15.0
115NW 0+050N 54E	.4	17.4	4.8	34	<.1	14.9	7.6	314	1.95	1.6	.3	7.0	.7	47	.1	.1	.1	60	.52	.048	8	30.6	.53	103	.091	<1	1.35	.010	.05	.1	.01	3.2	<.1	<.05	4	<.5	15.0
115NW 0+050S 54W	.7	19.1	7.2	27	.1	13.9	12.1	1292	2.99	2.3	.5	2.0	.7	46	.1	.1	.1	71	.47	.056	9	35.8	.42	119	.068	1	1.27	.012	.04	.1	.04	3.7	.1	<.05	4	.5	15.0
115NW 0+100S 54W	.6	18.0	6.6	38	<.1	16.1	9.4	309	2.66	2.3	.5	4.3	1.0	49	.1	.1	.1	73	.53	.073	7	39.8	.57	101	.077	1	1.48	.010	.04	.1	.04	3.6	<.1	<.05	5	<.5	15.0
115NW 0+150S 54W	.4	12.1	5.7	33	<.1	12.6	7.1	494	2.05	1.9	.4	3.6	1.0	49	.1	.1	.1	62	.53	.072	8	32.3	.50	106	.081	1	1.28	.010	.04	.1	.02	3.3	<.1	<.05	4	<.5	15.0
115NW 0+200S 54W	.9	19.1	5.7	40	<.1	16.4	9.4	1429	3.70	2.5	.5	6.9	1.0	58	.1	.1	.1	72	.61	.076	9	39.4	.56	124	.079	1	1.39	.011	.05	.1	.05	3.8	<.1	<.05	4	.5	15.0
115NW 0+250S 54W	.5	21.2	6.3	50	.1	19.8	10.4	641	2.64	2.0	.5	5.5	.9	59	.1	.1	.1	67	.64	.064	9	43.5	.66	129	.091	2	1.65	.010	.05	.1	.03	4.0	<.1	<.05	5	<.5	15.0
115NW 0+300S 54W	.6	27.5	5.3	37	.1	18.5	9.2	571	2.18	1.5	.5	15.2	.6	61	.2	.1	.1	64	.65	.061	9	38.9	.60	125	.080	1	1.50	.013	.05	.1	.04	3.8	<.1	<.05	5	<.5	15.0
115NW 0+350S 54W	.7	63.3	3.4	25	.2	13.4	5.3	317	1.29	.7	.6	3.9	.2	53	.1	.2	<.1	26	.67	.075	11	27.5	.36	108	.036	5	1.22	.013	.04	.1	.11	2.7	.1	.18	3	1.2	.5
115NW 0+400S 54W	.5	26.5	1.7	74	.2	97.1	28.4	743	3.88	.5	.3	2.0	1.1	59	<.1	<.1	<.1	92	1.00	.055	3	151.6	3.11	106	.178	1	3.32	.008	.40	.1	.02	2.1	.1	<.05	10	<.5	15.0
115NW 0+450S 54W	.5	25.1	4.0	26	.1	18.4	8.7	229	2.45	2.6	.4	8.9	.6	31	.1	.1	.1	69	.42	.045	7	41.9	.54	53	.088	1	1.45	.007	.02	.1	.04	2.5	<.1	<.05	4	<.5	15.0
115NW 0+500S 54W	1.1	26.0	5.4	66	.2	26.8	13.5	405	4.65	4.2	.4	3.4	1.6	32	.2	.1	.1	106	.27	.090	7	43.8	1.13	87	.192	2	2.71	.013	.05	.2	.05	2.4	<.1	<.05	12	<.5	15.0
115NW 0+550S 54W	.6	29.6	1.2	90	.1	48.7	25.7	985	4.27	.7	.2	558.4	.5	74	<.1	<.1	1.7	131	1.42	.292	6	49.5	2.67	339	.187	1	2.86	.007	.82	.2	.01	1.7	.1	<.05	8	<.5	15.0
115NW 0+600S 54W	2.3	8.4	6.6	27	<.1	12.0	7.1	223	3.91	2.6	.3	48.1	.9	29	.1	.3	.1	162	.33	.016	5	65.5	.34	47	.201	2	.72	.009	.03	.1	.01	1.8	<.1	<.05	8	<.5	15.0
116NW 0+400N 54E	.5	27.5	5.1	43	<.1	17.6	10.7	888	2.89	2.5	.5	3.7	1.1	54	.1	.1	.1	75	.59	.062	10	34.3	.56	132	.092	1	1.58	.013	.06	.1	.03	4.3	<.1	<.05	5	.5	15.0
116NW 0+350N 54E	.4	24.6	6.1	50	.1	18.8	11.2	712	2.69	1.9	.6	5.2	1.3	60	.1	.1	.1	76	.69	.083	10	37.9	.62	136	.088	2	1.72	.012	.08	.1	.03	5.1	.1	<.05	6	.5	7.5
116NW 0+300N 54E	.3	20.2	5.0	36	<.1	16.2	8.5	362	2.08	1.7	.5	2.5	1.2	48	.1	.1	.1	67	.55	.074	8	32.1	.53	105	.088	1	1.44	.010	.06	.1	.03	4.0	<.1	<.05	4	<.5	15.0
116NW 0+250N 54E	.6	30.9	5.9	56	.3	20.4	11.6	1013	2.73	1.9	.6	22.7	.9	64	.2	.1	.1	76	.73	.077	12	39.8	.65	181	.068	2	2.07	.014	.10	.1	.06	5.6	.1	<.05	6	<.5	7.5
116NW 0+200N 54E	.4	18.2	4.3	34	<.1	14.4	7.0	324	2.14	1.8	.4	6.1	1.0	49	.1	.1	.1	64	.58	.074	9	32.2	.49	97	.088	1	1.23	.010	.05	.1	.02	3.6	<.1	<.05	4	<.5	15.0
116NW 0+150N 54E	.4	19.1	4.6	36	<.1	16.1	7.4	317	2.06	1.8	.4	2.6	.8	48	.1	.1	.1	61	.54	.061	8	31.4	.49	106	.085	1	1.32	.009	.06	.1	.02	3.6	<.1	<.05	4	<.5	15.0
116NW 0+100N 54E	.4	12.3	5.1	30	<.1	13.4	6.5	260	1.87	1.8	.3	5.8	.7	40	.1	.1	.1	67	.45	.051	7	32.3	.46	90	.104	1	1.06	.009	.04	.1	.01	2.8	<.1	<.05	4	<.5	15.0
116NW 0+050N 54E	.3	15.0	5.4	33	<.1	15.5	8.0	424	1.84	1.4	.3	3.5	.7	42	.1	.1	.1	57	.50	.059	7	28.6	.52	95	.080	1	1.15	.010	.05	.1	.03	2.8	<.1	<.05	4	<.5	15.0
116NW 0+050S 54W	.3	15.5	6.5	32	<.1	14.5	8.0	388	1.99	1.7	.4	66.9	.8	41	.1	.1	.1	59	.46	.062	8	29.9	.46	94	.083	1	1.12	.008	.05	.1	.02	3.1	<.1	<.05	4	<.5	15.0
116NW 0+100S 54W	.7	22.9	8.6	42	.1	18.3	11.0	492	2.90	2.5	.6	2.0	.8	52	.1	.1	.1	83	.59	.081	10	40.5	.61	129	.077	1	1.63	.011	.06	.1	.04	4.2	.1	<.05	5	.5	15.0
116NW 0+150S 54W	.4	14.1	5.1	35	<.1	14.0	7.3	441	1.96	1.7	.3	5.9	1.0	53	.1	.1	<.1	54	.53	.072	7	27.1	.47	94	.084	2	1.12	.008	.04	.1	.03	3.1	<.1	<.05	4	<.5	15.0
116NW 0+200S 54W	.7	18.6	5.9	50	<.1	17.8	8.6	1523	2.66	1.7	.4	2.8	.6	91	.2	.1	.1	67	.76	.079	9	38.2	.59	150	.078	2	1.51	.011	.05	.1	.04	3.9	<.1	<.05	5	.5	15.0
RE 116NW 0+200S 54W	.8	18.9	5.6	50	<.1	18.6	8.7	1516	2.58	1.7	.4	2.1	.6	90	.2	.1	.1	63	.76	.077	8	36.9	.59	149	.073	2	1.43	.011	.05	.1	.04	3.7	<.1	<.05	5	<.5	15.0
116NW 0+250S 54W	.4	14.5	4.4	34	<.1	14.7	6.9	463	2.02	1.7	.3	2.6	.8	48	.1	.1	<.1	56	.50	.067	7	28.8	.49	91	.073	1	1.16	.009	.04	.1	.02	3.2	<.1	<.05	4	<.5	15.0
116NW 0+300S 54W	.4	13.7	4.7	33	<.1	13.8	7.5	391	2.00	1.5	.3	1.8	.7	45	.1	.1	<.1	60	.46	.044	6	29.6	.49	82	.085	2	1.18	.010	.04	.1	.02	2.9	<.1	<.05	4	<.5	15.0
116NW 0+350S 54W	.4	18.9	4.5	33	<.1	15.3	7.2	450	2.05	1.6	.4	5.9	.7	52	.1	.1	<.1	58	.57	.066	7	31.7	.50	99	.077	1	1.21	.010	.03	.1	.02	3.2	<.1	<.05	4	<.5	15.0
116NW 0+400S 54W	.8	12.3	6.0	24	.2	11.4	5.1	187	1.99	1.3	.3	3.4	.4	38	.2	.1	.1	66	.27	.021	5	29.8	.40	82	.115	1	1.10	.011	.03	.1	.02	1.9	<.1	<.05	6	<.5	15.0
116NW 0+450S 54W	.6	10.3	3.7	16	.1	7.0	3.9	126	1.83	1.6	.2	1.2	.5	18	.1	.1	.1	70	.16	.017	4	24.1	.26	37	.093	1	.90	.009	.02	.1	.01	1.6	<.1	<.05	5	<.5	15.0
STANDARD DS6	11.6	123.4	28.8	142	.3	24.9	11.0	699	2.85	20.8	6.6	47.9	3.0	39	6.1	3.5	4.9	57	.84	.079	14	187.1	.57	161	.081	17	1.89	.073	.14	3.4	.23	3.3	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
116NW 0+500S 54W	.4	15.0	4.6	29	<.1	13.2	6.9	398	2.01	1.7	.3	2.8	.8	40	.2	.1	.1	60	.45	.050	6	30.2	.49	85	.081	1	1.21	.010	.04	.1	.02	3.1	<.1	<.05	4	<.5	15.0
116NW 0+550S 54W	1.1	9.5	7.8	20	.1	7.2	4.4	141	1.85	2.4	.3	9.1	.9	34	.2	.1	.2	64	.46	.027	6	28.4	.26	79	.106	1	1.25	.010	.03	.1	.03	1.9	<.1	<.05	10	<.5	15.0
116NW 0+600S 54W	.6	8.5	7.6	59	<.1	13.9	7.1	488	3.35	2.1	.2	38.0	.8	28	.2	.2	.1	93	.21	.121	5	35.3	.51	189	.143	1	1.19	.010	.05	.2	.01	2.2	<.1	<.05	10	<.5	15.0
117NW 0+400N 51 30E	.2	13.6	4.3	29	<.1	11.8	5.9	204	1.69	1.6	.4	3.7	.6	41	.1	.1	.1	52	.44	.047	7	27.5	.43	86	.098	1	1.22	.010	.04	.2	.02	2.9	<.1	<.05	4	<.5	15.0
117NW 0+350N 51 30E	.7	15.5	5.8	40	<.1	14.1	10.0	507	2.87	2.5	.4	3.4	1.3	46	.1	.1	.1	70	.61	.070	8	32.4	.56	95	.106	1	1.29	.010	.08	.2	.03	3.8	<.1	<.05	5	<.5	15.0
117NW 0+300N 51 30E	.4	20.8	5.4	52	<.1	17.8	10.3	716	2.38	1.3	.5	1.6	.7	59	.1	.1	.1	61	.67	.073	8	33.1	.70	125	.076	1	1.64	.012	.09	.1	.03	3.8	.1	<.05	6	.5	15.0
117NW 0+250N 51 30E	.5	20.9	6.0	53	<.1	18.6	9.9	691	2.62	1.5	.5	2.2	1.0	60	.1	.1	.1	73	.66	.061	7	38.3	.71	125	.088	1	1.73	.012	.07	.1	.02	4.4	.1	<.05	6	<.5	15.0
117NW 0+200N 51 30E	.3	18.2	4.4	37	<.1	14.1	7.8	560	2.03	1.5	.4	.9	1.0	55	.1	.1	<.1	59	.62	.081	8	30.3	.52	98	.090	1	1.29	.010	.08	.1	.03	3.5	<.1	<.05	4	<.5	15.0
117NW 0+150N 51 30E	.4	22.1	5.1	43	<.1	17.7	8.6	578	2.36	1.6	.5	3.9	1.0	56	.1	.1	.1	68	.63	.074	8	37.1	.60	124	.093	1	1.66	.012	.08	.1	.03	4.6	.1	<.05	5	.5	15.0
117NW 0+100N 51 30E	.4	18.9	4.8	35	<.1	15.1	8.8	498	2.08	1.8	.4	2.6	.9	59	.1	.1	.1	61	.61	.066	8	30.9	.52	105	.086	2	1.33	.011	.06	.1	.03	3.7	<.1	<.05	5	<.5	15.0
117NW 0+050N 51 30E	.3	16.5	5.7	35	.2	15.8	8.2	382	1.94	1.5	.4	1.2	.7	45	.1	.1	.1	55	.54	.062	6	29.4	.56	101	.079	1	1.29	.011	.06	.1	.03	3.1	<.1	<.05	5	<.5	15.0
117NW 0+050S 52W	.3	21.4	10.6	33	.2	18.1	9.6	394	2.13	1.2	.5	2.9	.7	46	.1	.1	.1	60	.55	.051	6	37.6	.67	125	.084	1	1.58	.012	.06	.1	.03	3.3	.1	<.05	6	<.5	15.0
117NW 0+100S 52W	.5	26.0	10.3	47	.1	23.9	11.2	961	2.42	1.6	.7	3.9	.8	66	.1	.1	.1	73	.71	.086	9	50.7	.86	145	.097	2	1.80	.011	.11	.1	.06	4.5	.1	<.05	6	.7	15.0
117NW 0+150S 52W	.5	20.1	6.1	38	<.1	17.1	8.3	624	2.17	1.8	.4	2.1	.8	63	.1	.1	.1	62	.60	.065	7	34.0	.60	117	.092	1	1.48	.011	.08	.1	.02	3.7	<.1	<.05	5	<.5	15.0
117NW 0+200S 52W	.4	22.9	6.8	47	<.1	20.0	9.5	620	2.57	1.4	.5	1.9	.7	82	.1	.1	.1	68	.63	.060	8	39.4	.69	132	.075	2	1.66	.012	.06	.1	.03	3.8	<.1	<.05	6	<.5	15.0
117NW 0+250S 52W	.5	17.1	6.4	41	<.1	15.7	8.1	544	2.33	1.7	.4	4.4	.8	79	.1	.1	.1	59	.59	.071	7	33.0	.59	116	.074	1	1.43	.012	.06	.1	.02	3.4	<.1	<.05	5	<.5	15.0
117NW 0+300S 52W	.6	20.1	6.2	35	<.1	14.7	7.9	487	2.19	1.5	.5	2.5	.7	70	.1	.1	.1	59	.54	.066	8	33.6	.59	105	.080	2	1.39	.011	.05	.1	.03	3.6	<.1	<.05	5	.5	15.0
117NW 0+350S 52W	.5	20.1	4.7	35	<.1	15.6	7.9	616	2.18	1.8	.4	14.1	.8	56	.1	.1	.1	60	.59	.071	7	33.1	.54	101	.079	1	1.31	.010	.05	.1	.04	3.5	<.1	<.05	4	.5	15.0
117NW 0+400S 52W	3.5	45.6	4.2	53	.1	20.6	15.8	413	4.66	2.3	.2	5.3	.6	18	.1	.1	.1	140	.23	.035	3	55.0	1.27	53	.202	1	2.05	.012	.05	.3	.03	3.0	<.1	<.05	9	.5	15.0
118NW 0+400N 52E	.4	19.3	4.2	35	<.1	15.0	8.2	511	2.21	1.8	.5	5.8	1.0	52	.1	.1	.1	66	.72	.073	8	35.7	.47	90	.092	1	1.20	.010	.06	.2	.04	3.5	<.1	<.05	4	.6	15.0
118NW 0+350N 52E	.4	14.8	4.5	40	<.1	13.4	8.3	333	2.16	1.6	.5	3.2	.9	47	.1	.1	.1	61	.61	.042	8	29.2	.53	106	.102	1	1.39	.010	.07	.1	.02	3.2	<.1	<.05	6	.5	15.0
118NW 0+300N 52E	.5	16.7	5.3	50	<.1	15.5	9.8	585	2.42	1.9	.4	1.4	.6	47	.2	.1	.1	69	.54	.057	7	30.9	.58	105	.095	1	1.43	.012	.07	.1	.01	3.2	<.1	<.05	6	<.5	15.0
118NW 0+250N 52E	.4	23.3	5.6	46	<.1	14.6	8.1	419	2.08	1.7	.5	2.8	1.0	61	.1	.1	.1	59	.78	.072	8	30.6	.57	95	.096	1	1.30	.010	.09	.1	.03	3.4	.1	<.05	5	.5	15.0
RE 118NW 0+250N 52E	.4	23.4	5.4	47	<.1	14.5	8.3	435	2.12	1.5	.5	2.2	1.0	56	.1	.1	.1	58	.72	.070	8	31.2	.55	94	.091	2	1.23	.010	.09	.1	.03	3.3	.1	<.05	5	.5	15.0
118NW 0+200N 52E	.6	42.1	5.3	39	.6	17.7	9.8	551	2.54	1.4	.8	3.5	.5	98	.3	.1	.1	60	1.35	.121	13	34.1	.65	152	.036	2	1.61	.013	.10	.1	.09	3.2	.1	.11	6	.7	7.5
118NW 0+150N 52E	.5	25.6	5.7	49	.2	17.8	11.2	1230	2.50	1.5	.5	21.8	.8	75	.2	.1	.1	66	.83	.076	8	35.0	.62	146	.078	1	1.47	.012	.09	.1	.04	4.6	.1	<.05	5	.5	15.0
118NW 0+100N 52E	.4	25.9	5.4	43	<.1	18.0	9.9	729	2.34	1.8	.5	3.9	1.1	59	.1	.1	.1	69	.65	.067	9	41.2	.61	119	.097	1	1.46	.011	.07	.1	.04	4.4	<.1	<.05	5	<.5	15.0
118NW 0+050N 52E	.3	16.4	4.8	33	<.1	14.1	7.3	363	1.91	1.6	.4	4.8	.9	50	.1	.1	.1	59	.57	.070	7	31.8	.47	97	.091	1	1.22	.011	.05	.1	.03	3.4	<.1	<.05	4	<.5	15.0
118NW 0+050S 52W	.4	20.7	11.2	37	.2	18.6	8.7	466	2.11	1.4	.5	4.6	.6	51	.1	.1	.1	64	.62	.067	8	39.7	.61	112	.086	2	1.31	.011	.07	.1	.03	3.5	<.1	<.05	5	<.5	15.0
118NW 0+100S 52W	.4	23.4	12.9	39	.1	20.8	9.8	430	2.22	1.5	.4	3.6	.6	51	.1	.1	.1	62	.66	.077	7	38.4	.74	108	.089	1	1.41	.011	.06	.1	.04	3.4	<.1	<.05	5	<.5	15.0
118NW 0+150S 52W	.3	13.8	4.0	24	<.1	12.8	5.7	215	1.78	1.8	.4	9.7	.9	37	.1	.1	<.1	58	.43	.023	6	32.3	.42	64	.112	1	.88	.009	.03	.1	.02	2.9	<.1	<.05	4	<.5	15.0
118NW 0+200S 52W	.5	22.5	5.3	41	.1	25.8	9.4	659	2.33	1.4	.5	6.7	.6	104	.1	.1	<.1	66	.85	.117	8	48.0	.86	124	.090	2	1.46	.013	.13	.1	.04	3.5	.1	<.05	5	.5	15.0
118NW 0+250S 52W	.3	12.0	5.2	23	<.1	11.5	6.2	271	1.62	1.3	.3	10.6	.6	61	.1	.1	.1	55	.45	.027	5	26.0	.43	67	.097	1	.87	.010	.05	.1	.01	2.5	<.1	<.05	4	<.5	15.0
118NW 0+300S 52W	.4	25.9	6.6	36	<.1	15.8	8.5	589	2.11	1.7	.4	2.4	.4	92	.2	.1	.1	60	.61	.054	7	31.2	.54	109	.077	2	1.30	.013	.06	.1	.03	3.2	<.1	<.05	5	.5	15.0
STANDARD DS6	11.6	121.5	28.3	141	.3	25.0	10.6	692	2.79	21.0	6.4	46.7	3.0	40	6.1	3.6	4.9	56	.86	.080	13	186.2	.58	161	.081	17	1.94	.076	.16	3.5	.23	3.3	1.8	<.05	6	4.8	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
118NW 0+350S 52W	.4	16.4	6.0	34	<.1	13.8	7.8	477	2.04	1.8	.4	6.9	.8	66	.1	.1	.1	58	.51	.064	7	31.8	.52	101	.069	1	1.27	.010	.04	.1	.02	3.2	<.1	<.05	4	<.5	15.0
118NW 0+400S 52W	.9	90.4	3.6	43	.1	18.8	13.4	415	3.93	2.5	.3	6.2	.7	28	.2	.1	.1	98	.30	.037	5	41.2	1.01	59	.120	1	2.01	.010	.03	.2	.02	2.7	<.1	<.05	6	<.5	15.0
119NW 0+400N 52E	.3	16.2	5.1	43	<.1	13.6	7.1	446	2.00	1.3	.4	8.8	.8	51	.1	.1	.1	55	.58	.063	7	29.3	.51	110	.073	1	1.46	.010	.05	.2	.02	3.7	<.1	<.05	5	.5	15.0
119NW 0+350N 52E	.6	27.6	5.4	47	.1	16.2	8.4	484	2.39	1.6	.5	3.2	.7	60	.1	.1	.1	66	.68	.054	9	33.0	.61	124	.075	1	1.64	.011	.06	.1	.03	3.6	.1	<.05	6	.5	15.0
119NW 0+300N 52E	.4	16.5	4.0	37	<.1	12.9	7.0	390	1.85	1.6	.4	2.7	.7	48	.1	.1	.1	55	.63	.062	8	27.3	.48	91	.076	1	1.23	.009	.05	.1	.03	3.3	<.1	<.05	4	<.5	15.0
119NW 0+250N 52E	.5	30.3	8.0	54	<.1	17.1	12.5	668	2.96	2.2	.7	2.4	1.2	51	.1	.1	.1	78	.72	.041	10	36.4	.78	93	.113	1	1.74	.011	.09	.2	.02	3.7	.1	<.05	7	.5	15.0
119NW 0+200N 52E	.5	57.4	4.3	47	.2	21.7	10.8	465	2.62	1.9	1.0	8.6	.8	67	.2	.1	.1	69	.98	.090	15	37.8	.87	115	.086	1	1.86	.012	.14	.1	.06	3.8	.1	<.05	6	.6	15.0
119NW 0+150N 52E	.4	39.8	4.2	38	.2	16.9	8.6	420	2.20	1.9	.9	3.9	.5	54	.1	.1	.1	59	.83	.076	13	32.1	.61	112	.060	1	1.62	.010	.08	.1	.06	3.5	.1	<.05	5	.6	15.0
119NW 0+100N 52E	.3	17.8	4.3	36	<.1	16.7	9.8	415	2.44	1.9	.4	4.0	.9	41	.1	.1	.1	69	.59	.057	7	33.8	.67	83	.104	1	1.37	.010	.09	.1	.03	3.1	<.1	<.05	5	<.5	15.0
119NW 0+050N 52E	.3	25.6	4.7	38	.1	15.2	7.7	456	2.04	1.5	.5	9.8	.6	55	.1	.1	.1	57	.70	.063	9	30.4	.54	115	.068	1	1.40	.010	.06	.1	.04	3.4	<.1	<.05	4	.5	15.0
119NW 0+050S 52W	.4	18.7	12.7	36	<.1	16.5	8.7	379	2.71	2.1	.4	15.9	1.1	45	.1	.2	.1	82	.59	.073	8	45.1	.52	94	.089	1	1.25	.010	.07	.1	.03	3.4	<.1	<.05	4	<.5	15.0
119NW 0+100S 52W	.6	20.3	10.4	32	<.1	15.5	11.8	502	2.41	2.1	.4	5.8	.7	41	.3	.1	.1	76	.45	.045	8	41.9	.53	85	.082	1	1.15	.010	.04	.1	.02	3.2	<.1	<.05	5	<.5	15.0
119NW 0+150S 52W	.4	27.1	7.4	32	.2	13.9	7.0	220	2.18	2.9	.7	3.9	.7	41	.2	.1	.1	57	.50	.050	11	34.4	.40	101	.078	1	1.36	.011	.04	.1	.05	2.8	<.1	<.05	6	.5	15.0
119NW 0+200S 52W	.9	20.4	7.9	40	.2	20.1	12.2	1266	2.56	1.6	.6	4.3	.6	69	.2	.1	.1	68	.64	.075	9	49.9	.67	136	.076	2	1.57	.013	.05	.1	.06	3.6	.1	<.05	5	.5	15.0
119NW 0+250S 52W	.4	15.5	4.1	28	<.1	12.4	5.6	319	1.72	1.3	.5	3.3	.5	57	.2	.1	<.1	49	.52	.054	7	31.9	.41	87	.062	1	.99	.009	.04	.1	.03	2.8	<.1	<.05	3	<.5	15.0
119NW 0+350S 52W	1.7	21.9	6.6	74	.3	14.1	8.6	250	3.89	5.2	.4	1.4	1.1	19	.3	.2	.1	78	.18	.050	7	36.4	.40	71	.116	2	2.47	.012	.03	.3	.07	2.7	<.1	<.05	11	.5	7.5
119NW 0+400S 52W	.6	26.5	6.6	34	<.1	16.2	10.2	486	2.27	2.3	.4	2.6	1.3	32	.1	.2	.1	61	.33	.031	8	31.5	.54	112	.081	1	1.48	.011	.04	.1	.01	3.4	<.1	<.05	5	<.5	15.0
120NW 0+800N 52E	.5	19.5	6.1	50	.1	14.9	10.8	702	2.50	1.9	.5	4.7	.9	54	.1	.1	.1	66	.61	.075	8	30.3	.56	133	.065	2	1.72	.013	.09	.2	.05	3.9	<.1	<.05	5	<.5	7.5
120NW 0+750N 52E	.5	21.5	6.4	55	<.1	16.6	9.5	550	2.70	1.5	.6	3.6	1.0	49	.1	.1	.2	70	.53	.069	9	34.0	.69	172	.069	2	2.16	.014	.09	.2	.04	4.7	.1	<.05	6	<.5	7.5
RE 120NW 0+700N 52E	.3	14.4	6.3	42	<.1	11.0	8.2	426	2.16	1.3	.4	7.2	1.0	46	<.1	.1	.2	64	.59	.073	8	26.8	.63	99	.102	1	1.31	.011	.11	.3	.02	3.1	<.1	<.05	5	<.5	15.0
120NW 0+700N 52E	.3	15.5	6.4	43	<.1	11.6	8.6	441	2.21	1.4	.4	5.3	1.0	46	<.1	.1	.2	64	.60	.074	8	27.2	.64	97	.103	1	1.32	.011	.11	.3	.02	3.1	<.1	<.05	5	<.5	15.0
120NW 0+650N 52E	.4	18.7	7.4	54	.1	14.7	8.8	456	2.51	1.6	.4	6.2	1.0	61	.1	.1	.2	67	.69	.072	7	31.8	.70	137	.084	1	1.65	.013	.11	.2	.03	3.4	.1	<.05	5	<.5	15.0
120NW 0+600N 52E	.5	19.2	8.2	44	<.1	16.8	8.8	428	2.30	1.7	.4	12.8	1.2	53	.1	.1	.1	62	.62	.077	10	34.8	.60	117	.095	1	1.46	.012	.10	.2	.03	3.8	.1	<.05	5	<.5	15.0
120NW 0+550N 52E	.6	26.1	7.0	72	.2	20.5	9.8	606	2.87	1.6	.9	4.2	.8	78	.1	.1	.2	65	.88	.077	11	41.8	.73	179	.078	1	2.18	.014	.10	.1	.05	4.5	.1	<.05	6	.5	15.0
120NW 0+500N 52E	.4	16.0	4.3	34	.1	14.3	6.7	308	1.92	1.5	.4	3.7	.6	45	.1	.1	.1	53	.57	.067	8	29.9	.50	94	.072	1	1.15	.009	.05	.1	.03	2.9	<.1	<.05	4	<.5	15.0
120NW 0+450N 52E	.3	16.4	4.6	35	.1	14.3	7.4	348	2.05	1.5	.4	3.4	.7	45	.1	.1	.1	55	.55	.060	8	30.5	.52	100	.078	2	1.20	.009	.06	.1	.03	2.8	<.1	<.05	4	<.5	15.0
120NW 0+400N 52E	.4	19.4	4.7	39	.1	15.6	7.4	404	2.06	1.5	.4	4.6	.7	52	.1	.1	.1	57	.61	.066	8	30.4	.54	108	.076	1	1.31	.011	.06	.1	.04	3.2	<.1	<.05	4	<.5	15.0
120NW 0+350N 52E	.4	20.2	4.9	42	.1	15.3	7.5	401	2.12	1.2	.4	4.3	.7	51	.1	.1	.1	58	.58	.059	8	31.3	.50	104	.077	4	1.31	.010	.06	.2	.04	3.4	<.1	<.05	4	<.5	15.0
120NW 0+300N 52E	.5	19.6	5.4	40	<.1	14.5	8.4	457	2.30	1.5	.4	4.3	.8	49	<.1	.1	.1	66	.55	.050	7	31.3	.50	117	.078	4	1.43	.014	.06	.2	.02	3.8	<.1	<.05	5	<.5	15.0
120NW 0+250N 52E	.5	22.5	5.1	51	.2	14.1	7.4	445	2.07	1.1	.6	5.0	.5	63	.3	.1	.1	56	.71	.065	7	29.6	.51	104	.052	2	1.29	.012	.06	.1	.04	3.3	<.1	<.05	4	<.5	7.5
120NW 0+200N 52E	.4	21.6	5.4	42	<.1	15.5	8.4	422	2.37	1.5	.4	5.1	.7	51	.2	.1	.1	66	.63	.051	8	32.8	.58	98	.083	2	1.43	.011	.07	.1	.03	3.7	<.1	<.05	5	.5	15.0
120NW 0+150N 52E	.3	17.3	3.4	27	<.1	12.5	6.2	286	1.71	1.7	.4	3.4	1.0	43	.1	.1	<.1	53	.52	.028	7	24.0	.43	84	.100	1	.98	.011	.05	.1	.01	3.1	<.1	<.05	3	<.5	15.0
120NW 0+100N 52E	.3	19.4	3.6	28	.1	11.3	6.5	316	1.76	1.2	.4	4.5	.5	48	.1	.1	<.1	51	.69	.047	7	26.2	.42	78	.077	1	1.00	.010	.05	.1	.03	2.9	<.1	.06	4	<.5	15.0
120NW 0+050N 52E	.6	28.2	5.0	33	.4	13.3	9.7	1492	2.16	1.6	.7	6.2	.5	57	.4	.1	.1	65	.80	.052	10	31.1	.44	114	.062	2	1.30	.010	.05	.1	.07	3.2	.1	.07	4	.7	15.0
STANDARD DS6	11.7	122.0	28.1	142	.3	25.2	10.9	702	2.85	21.0	6.4	54.9	2.9	39	6.0	3.5	4.9	56	.85	.080	14	187.1	.58	162	.081	17	1.89	.074	.16	3.4	.23	3.3	1.8	<.05	6	4.7	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
120NW 0+050S 52W	.3	16.0	6.8	29	<.1	14.0	7.7	440	1.92	1.6	.4	2.8	.9	41	.1	.1	<.1	60	.55	.064	7	29.0	.50	81	.072	2	1.08	.009	.04	.1	.02	2.8	<.1	<.05	4	<.5	15.0
120NW 0+100S 52W	.2	15.8	5.5	26	<.1	12.8	7.2	360	1.66	1.6	.3	1.2	1.0	38	.1	.1	<.1	52	.50	.076	6	24.6	.48	70	.079	2	.90	.008	.06	.1	.01	2.8	<.1	<.05	3	<.5	15.0
120NW 0+150S 52W	.3	11.9	4.8	27	<.1	12.3	7.1	396	1.73	1.5	.3	2.2	.9	40	.1	.1	<.1	57	.51	.074	6	28.5	.47	74	.073	2	.99	.008	.03	.1	.01	2.7	<.1	<.05	3	<.5	15.0
120NW 0+250S 52W	.3	18.5	3.3	32	<.1	14.9	6.9	407	1.74	1.5	.5	2.0	.5	47	.1	.1	.1	54	.64	.089	7	28.7	.56	93	.063	2	1.19	.009	.05	.1	.03	3.1	<.1	<.05	4	<.5	15.0
120NW 0+300S 52W	5.1	71.3	5.5	51	.4	24.9	18.1	7768	7.30	6.3	1.7	4.1	.6	90	2.7	.2	.1	134	.59	.147	18	58.2	.65	310	.035	4	2.59	.012	.04	.1	.54	5.1	.3	.15	5	1.1	7.5
120NW 0+350S 52W	3.3	62.6	6.7	63	.1	17.5	15.0	351	5.04	3.7	.3	5.0	1.0	20	.1	.1	.2	87	.22	.058	5	40.1	.75	56	.150	2	2.38	.012	.05	.5	.04	2.1	<.1	<.05	10	.9	15.0
121NW 0+400N 52E	.4	24.6	4.4	43	.2	15.3	7.1	356	2.06	1.3	.7	4.2	.5	52	.2	.1	.1	54	.67	.062	10	29.8	.53	132	.058	5	1.47	.012	.05	.2	.05	3.2	.1	<.05	4	.5	15.0
121NW 0+350N 52E	.3	11.6	2.9	24	<.1	12.4	6.2	219	1.80	1.7	.3	4.5	.8	34	.1	.1	<.1	59	.38	.025	5	27.0	.46	63	.092	1	.91	.008	.03	.1	.02	2.4	<.1	<.05	3	<.5	15.0
121NW 0+300N 52E	.3	14.1	3.5	49	<.1	18.2	11.8	585	2.85	1.4	.4	1.8	1.0	52	.1	.1	<.1	82	.73	.096	7	36.2	.96	92	.113	2	1.60	.010	.15	.1	.02	2.9	.1	<.05	5	<.5	15.0
121NW 0+250N 52E	.3	20.3	4.7	43	.1	16.1	7.9	386	2.18	1.2	.4	6.3	.9	53	.1	.1	.1	62	.67	.084	8	31.1	.62	102	.075	3	1.37	.012	.06	.1	.03	3.4	<.1	<.05	5	<.5	7.5
RE 121NW 0+250N 52E	.4	19.3	4.3	43	.1	15.8	7.9	376	2.19	1.5	.4	3.5	.9	52	.1	.1	.1	65	.70	.084	8	31.8	.61	103	.075	3	1.38	.010	.06	.1	.03	3.4	.1	<.05	5	<.5	7.5
121NW 0+200N 52E	.3	18.8	4.6	35	<.1	16.5	8.5	380	2.19	1.4	.4	12.7	1.1	41	<.1	.1	.1	70	.52	.070	8	34.6	.59	95	.098	1	1.27	.010	.08	.1	.02	3.0	<.1	<.05	4	<.5	15.0
121NW 0+150N 52E	.3	22.2	4.9	37	.1	15.7	8.3	401	2.31	1.3	.5	3.7	.9	48	.1	.1	.1	70	.60	.079	8	34.7	.64	93	.091	1	1.36	.010	.09	.1	.03	3.2	<.1	<.05	5	<.5	15.0
121NW 0+100N 52E	.3	23.3	5.3	35	<.1	15.6	9.2	430	2.21	1.7	.4	5.7	1.5	42	.1	.1	.1	70	.50	.041	9	31.9	.60	97	.112	1	1.30	.011	.04	.1	.02	3.8	<.1	<.05	4	<.5	15.0
121NW 0+050N 52E	.3	17.4	4.8	38	<.1	13.7	7.6	419	1.92	1.4	.4	16.4	.9	47	.1	.1	.1	58	.65	.077	8	30.4	.55	90	.078	2	1.22	.009	.06	.1	.04	3.1	<.1	<.05	4	<.5	15.0
122NW 0+400N 52E	.3	6.9	5.5	20	.2	9.2	3.9	144	1.15	.7	.3	12.5	.6	27	<.1	.1	.1	42	.25	.020	5	20.9	.35	65	.092	1	.89	.009	.03	.1	.02	1.8	<.1	<.05	5	<.5	15.0
122NW 0+350N 52E	.4	19.7	3.6	30	<.1	15.5	8.5	260	2.23	2.8	.4	3.9	1.1	32	.2	.2	.1	65	.33	.038	8	33.4	.47	75	.089	2	1.66	.009	.02	.1	.02	3.4	<.1	<.05	4	<.5	15.0
122NW 0+300N 52E	.3	23.1	4.1	43	.2	15.7	7.8	391	2.10	1.3	.6	2.9	.5	51	.2	.1	.1	57	.71	.074	8	29.9	.60	108	.060	2	1.43	.010	.06	.1	.03	2.9	<.1	<.05	4	<.5	15.0
122NW 0+250N 52E	.3	19.9	3.8	40	<.1	15.8	8.4	393	2.22	1.8	.4	4.2	1.0	44	.1	.1	.1	66	.61	.071	7	32.8	.59	109	.089	<1	1.35	.009	.09	.1	.01	3.2	<.1	<.05	4	<.5	15.0
122NW 0+200N 52E	.4	21.1	6.6	45	<.1	18.4	10.9	529	2.64	1.4	.4	3.2	.9	45	.1	.1	.1	73	.58	.070	8	34.8	.75	113	.098	1	1.55	.010	.14	.1	.02	3.3	.1	<.05	5	<.5	15.0
122NW 0+150N 52E	.4	14.9	3.7	38	<.1	14.2	8.1	542	2.11	1.1	.4	15.4	.9	44	.1	.1	<.1	57	.64	.100	7	29.1	.61	86	.079	1	1.22	.009	.10	.1	.02	3.0	<.1	<.05	4	<.5	15.0
122NW 0+100N 52E	.2	13.5	2.9	28	<.1	12.6	6.2	272	1.60	.9	.3	2.2	.9	41	.1	.1	<.1	48	.61	.093	7	24.4	.51	73	.082	1	.97	.009	.07	.1	.01	2.7	<.1	<.05	3	<.5	15.0
122NW 0+050N 52E	.7	22.9	5.6	50	<.1	19.3	9.9	1407	2.87	1.9	.5	7.6	1.3	53	.1	.1	.1	72	.67	.066	9	40.5	.72	146	.106	2	1.66	.015	.08	.1	.02	4.5	.1	<.05	5	.5	7.5
123NW 0+400N 52E	.5	13.5	6.4	38	<.1	13.4	8.2	825	2.00	1.5	.3	3.4	.9	43	.1	.1	.1	60	.52	.071	7	28.2	.54	98	.079	1	1.25	.009	.07	.2	.03	3.2	<.1	<.05	4	<.5	15.0
123NW 0+350N 52E	.6	22.3	7.1	49	.2	16.1	9.0	613	2.23	1.3	.5	4.4	.8	51	.2	.1	.1	60	.69	.069	11	32.2	.64	92	.083	2	1.44	.009	.10	.1	.04	3.6	.1	<.05	5	.7	15.0
123NW 0+300N 52E	.2	26.4	3.4	29	<.1	15.7	8.1	281	1.99	2.2	.3	16.4	1.2	32	.1	.1	<.1	61	.37	.044	7	33.4	.48	88	.092	1	1.36	.009	.04	.1	.01	3.1	<.1	<.05	4	<.5	15.0
123NW 0+250N 52E	.4	17.7	3.3	31	<.1	12.4	7.4	301	1.89	2.1	.4	1.0	1.2	44	.1	.1	.1	61	.56	.053	8	27.6	.43	85	.096	2	1.13	.010	.04	.1	.01	3.3	<.1	<.05	4	<.5	15.0
123NW 0+200N 52E	.4	22.4	4.5	49	.1	18.4	9.7	500	2.34	1.7	.6	1.2	.8	53	.1	.1	.1	64	.82	.085	9	31.7	.72	110	.086	1	1.59	.010	.10	.1	.03	3.4	.1	<.05	5	.5	15.0
123NW 0+150N 52E	.3	22.2	4.9	50	.1	16.8	9.0	480	2.31	1.3	.5	2.7	.9	53	.1	.1	<.1	65	.78	.078	9	32.7	.74	106	.093	2	1.53	.010	.12	.1	.03	3.6	.1	<.05	5	<.5	15.0
123NW 0+100N 52E	.6	22.6	5.7	55	.1	20.5	10.1	786	2.85	1.8	.6	2.2	1.1	47	.1	.1	.1	76	.72	.097	8	38.6	.84	117	.089	1	1.68	.010	.14	.1	.03	3.7	.1	<.05	5	.5	15.0
123NW 0+050N 52E	.5	18.8	4.6	41	<.1	14.3	8.9	624	2.12	1.6	.5	3.8	.8	52	.1	.1	.1	60	.70	.085	8	32.0	.57	105	.077	1	1.32	.009	.05	.1	.04	3.4	.1	<.05	4	<.5	15.0
124NW 0+400N 52E	.4	27.8	8.7	49	.2	20.6	8.9	485	2.54	1.6	.7	3.2	.7	61	.1	.1	.1	68	.75	.113	11	40.3	.77	124	.075	2	1.68	.010	.12	.4	.03	3.6	.1	<.05	5	.5	15.0
124NW 0+350N 52E	.2	12.0	4.6	34	<.1	14.2	6.5	260	1.72	1.2	.3	5.7	.8	39	.1	.1	.1	56	.47	.033	7	27.6	.56	76	.103	<1	1.09	.011	.05	.1	.01	2.5	<.1	<.05	4	<.5	15.0
124NW 0+300N 52E	.4	16.3	6.2	42	<.1	14.2	7.1	434	2.02	1.3	.4	2.4	.7	48	.1	.1	.1	56	.61	.063	7	27.6	.54	97	.076	1	1.23	.010	.09	.1	.03	3.0	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.7	120.1	27.9	139	.3	24.7	10.9	694	2.80	20.9	6.3	47.6	3.0	39	6.0	3.5	4.8	56	.84	.079	13	185.8	.57	159	.080	18	1.88	.073	.16	3.4	.22	3.3	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
124NW 0+250N 52E	.6	28.5	5.7	50	<.1	19.3	10.4	511	2.73	2.9	.6	14.4	1.5	53	.2	.1	.1	80	.68	.080	11	42.3	.72	116	.112	2	1.48	.012	.09	.2	.02	4.7	.1	<.05	5	<.5	15.0
124NW 0+200N 52E	.5	21.1	5.7	46	.1	16.9	8.8	540	2.32	1.6	.6	2.1	.8	55	.1	.1	.1	63	.72	.077	9	33.9	.65	118	.087	2	1.51	.011	.09	.1	.03	3.8	.1	<.05	5	<.5	15.0
124NW 0+150N 52E	1.7	20.4	14.6	74	.1	22.8	18.1	4371	4.20	2.1	.8	6.8	1.9	68	.3	.1	.1	108	1.02	.148	12	35.9	1.30	198	.138	2	2.26	.016	.37	.1	.03	4.5	.3	<.05	7	<.5	15.0
124NW 0+050N 52E	.6	28.5	6.2	52	.1	18.8	9.8	531	2.62	1.7	.7	2.9	1.0	47	.1	.1	.1	76	.69	.077	11	39.4	.76	127	.084	1	1.78	.012	.09	.1	.03	4.3	.1	<.05	6	<.5	7.5
125NW 1+500N 52E	.1	14.7	2.6	49	<.1	8.4	5.8	344	1.56	1.0	.3	1.7	.6	61	.1	.1	.1	47	.48	.088	6	17.0	.52	100	.077	1	1.15	.009	.12	.2	.03	2.4	<.1	<.05	4	<.5	15.0
125NW 1+450N 52E	.4	10.2	2.8	42	.1	9.2	6.5	334	1.74	1.0	.3	3.9	.6	49	.1	.1	.1	51	.47	.091	6	18.8	.54	80	.088	1	1.07	.009	.09	.3	.02	2.0	<.1	<.05	4	<.5	15.0
125NW 1+400N 52E	.6	15.1	4.4	63	<.1	11.9	7.7	407	2.30	1.3	.4	.5	.8	46	.1	.1	.1	60	.42	.080	7	23.3	.69	95	.094	1	1.46	.011	.10	.2	.01	2.3	<.1	<.05	5	<.5	15.0
125NW 1+350N 52E	1.5	19.1	3.3	53	.2	9.9	7.1	564	2.01	.8	.7	1.8	.6	53	.2	.1	.1	51	.72	.106	10	21.1	.61	106	.053	2	1.38	.011	.11	.1	.04	2.5	.1	<.05	4	.6	7.5
125NW 1+300N 52E	1.4	26.1	3.9	48	.1	12.0	8.0	475	2.29	1.2	.8	1.8	.5	58	.1	.1	.2	61	.78	.110	10	27.8	.68	96	.074	2	1.27	.010	.07	.1	.03	2.7	<.1	<.05	5	<.5	15.0
125NW 1+250N 52E	5.1	21.2	5.4	63	.2	14.2	11.1	2711	3.09	1.4	1.1	2.7	.5	68	.2	.1	.2	81	.84	.120	9	33.8	.82	176	.071	3	1.94	.015	.09	.1	.09	3.9	.1	.07	7	.5	7.5
125NW 1+200N 52E	.5	11.7	2.9	37	.2	9.6	5.8	257	1.74	.7	.4	3.7	.8	48	.1	.1	.1	48	.58	.080	6	20.6	.57	82	.083	1	1.15	.009	.06	.1	.03	2.3	<.1	<.05	4	<.5	15.0
125NW 1+150N 52E	3.5	50.5	6.6	74	.2	20.1	14.6	1587	3.68	1.6	1.3	1.4	.7	95	.2	.1	.4	85	1.23	.174	15	40.0	1.01	212	.048	2	2.35	.016	.20	.2	.08	4.1	.1	.09	8	.6	7.5
125NW 1+100N 52E	4.2	19.4	4.0	99	.2	16.4	15.9	8084	4.29	1.1	.7	2.5	.7	86	1.0	.1	.2	90	1.09	.165	12	25.8	1.15	286	.088	2	2.17	.011	.21	.1	.12	4.4	.2	.06	7	.8	7.5
125NW 1+050N 52E	.6	7.5	6.4	32	<.1	6.2	5.5	237	2.24	1.3	.2	1.7	.6	43	.1	.2	.2	80	.28	.019	4	26.4	.35	44	.150	1	.78	.012	.07	.2	<.01	1.6	<.1	<.05	6	<.5	7.5
125NW 1+000N 52E	.3	15.5	3.3	29	.1	10.3	7.2	252	2.26	2.4	.3	3.7	1.1	32	.1	.1	.1	66	.27	.066	6	27.5	.46	52	.106	8	2.03	.011	.04	.1	.04	3.0	<.1	<.05	4	<.5	7.5
RE 125NW 1+000N 52E	.4	14.7	3.1	27	.1	10.0	7.2	227	2.22	2.0	.3	1.5	1.2	28	.1	.1	.1	61	.24	.063	5	25.8	.43	50	.096	2	1.99	.010	.04	.1	.04	2.7	<.1	<.05	4	<.5	7.5
125NW 0+950N 52E	.6	7.5	5.4	36	<.1	8.2	6.3	278	3.86	2.8	.2	<.5	.9	26	.1	.1	.1	100	.16	.079	4	29.1	.45	46	.135	1	1.41	.009	.04	.3	.02	1.6	<.1	<.05	9	<.5	7.5
125NW 0+900N 52E	.4	8.7	5.5	38	.1	8.2	4.9	286	2.76	1.4	.2	13.7	.8	28	.1	.1	.1	79	.21	.045	4	20.9	.62	52	.145	1	1.58	.008	.04	.2	.03	2.0	<.1	<.05	10	<.5	15.0
125NW 0+850N 52E	.9	13.6	6.2	82	<.1	18.2	7.6	508	3.90	1.5	.2	1.1	.6	41	.1	.1	.1	161	.22	.036	5	36.9	1.39	59	.263	1	2.22	.010	.10	.2	.01	1.9	<.1	<.05	14	<.5	15.0
125NW 0+800N 52E	.5	7.6	5.8	48	<.1	10.5	6.0	272	2.95	1.9	.2	<.5	.8	30	.1	.1	.1	92	.18	.073	5	30.2	.52	44	.149	1	1.42	.011	.04	.3	.03	1.9	<.1	<.05	10	<.5	7.5
125NW 0+750N 52E	.5	10.6	5.9	29	<.1	10.7	5.8	230	2.88	3.3	.3	14.4	1.0	27	.1	.2	.1	111	.27	.072	6	32.9	.42	42	.118	2	1.30	.008	.03	.2	.02	2.6	<.1	<.05	7	<.5	15.0
125NW 0+700N 52E	.6	10.9	4.8	25	.1	10.8	5.7	226	2.35	2.2	.3	40.4	.8	37	.1	.1	.1	73	.38	.035	6	26.6	.41	55	.100	1	1.04	.007	.03	.1	.02	2.3	<.1	<.05	5	<.5	15.0
125NW 0+650N 52E	.4	26.3	7.5	63	.2	15.5	8.5	579	2.67	1.3	.6	1.9	.6	67	.2	.1	.1	66	.92	.118	12	32.7	.74	119	.076	2	1.76	.012	.12	.1	.05	3.7	.1	<.05	6	.6	15.0
125NW 0+600N 52E	.4	21.5	12.6	63	.1	17.8	9.4	459	2.98	1.3	.6	3.9	.7	64	.5	.1	.2	83	.74	.059	11	37.4	.86	151	.101	1	2.00	.012	.11	.1	.04	3.9	.1	<.05	8	<.5	15.0
125NW 0+550N 52E	1.0	20.3	12.7	79	<.1	16.2	10.9	3516	3.28	1.9	.8	5.5	1.5	57	.3	.1	.3	80	.67	.065	8	37.3	.84	164	.104	2	2.03	.011	.11	.6	.05	4.4	.1	<.05	7	.5	15.0
125NW 0+500N 52E	.7	10.2	16.5	40	.2	12.9	6.9	280	2.78	2.3	.4	2.8	1.5	29	.3	.1	.1	68	.33	.080	7	32.1	.52	78	.104	1	1.91	.009	.08	.3	.04	3.1	<.1	<.05	5	<.5	15.0
125NW 0+450N 52E	.4	5.8	31.4	24	<.1	8.4	4.2	170	1.67	1.7	.3	2.1	1.0	29	.1	.1	.1	63	.24	.040	7	23.5	.37	56	.122	1	1.18	.008	.07	.1	.02	2.5	<.1	<.05	8	<.5	15.0
125NW 0+400N 52E	.5	25.2	8.6	47	.2	17.2	7.5	488	2.10	1.2	.6	2.3	.4	67	.2	.1	.1	57	.87	.089	12	34.2	.62	133	.073	2	1.55	.011	.07	.1	.05	3.4	<.1	<.05	5	.5	15.0
125NW 0+350N 52E	.3	14.6	7.3	33	<.1	16.1	7.0	287	1.91	1.5	.4	5.5	.9	46	.1	.1	.1	63	.58	.070	8	38.1	.57	92	.100	1	1.17	.009	.10	.1	.02	3.1	<.1	<.05	5	<.5	15.0
125NW 0+300N 52E	.4	27.8	8.7	49	.2	19.7	10.5	448	2.34	1.5	.7	3.5	1.1	70	.1	.1	.1	66	.92	.070	13	39.2	.74	158	.091	2	1.90	.011	.12	.1	.07	5.2	.1	<.05	5	<.5	15.0
125NW 0+250N 52E	.6	30.2	8.3	52	.3	23.6	12.5	1215	2.91	1.9	.8	7.0	.8	68	.3	.1	.1	78	.84	.100	12	43.7	.86	163	.082	2	1.90	.011	.14	.1	.07	4.5	.1	<.05	6	.6	15.0
125NW 0+200N 52E	.3	18.5	6.0	44	.1	15.2	7.5	504	2.12	1.4	.5	8.9	.8	53	.1	.1	.1	63	.67	.088	9	33.6	.62	103	.091	<1	1.38	.009	.09	.1	.03	3.6	<.1	<.05	5	<.5	15.0
125NW 0+150N 52E	.6	24.0	7.4	48	.1	17.3	9.9	783	2.65	1.8	.7	3.1	.9	58	.1	.1	.1	71	.69	.073	11	37.9	.70	136	.101	2	1.68	.012	.07	.1	.05	4.3	.1	<.05	6	<.5	15.0
126NW 0+400N 52E	.3	13.9	12.6	36	<.1	14.1	7.0	355	1.91	1.5	.4	7.6	.9	49	.1	.1	.1	56	.61	.082	9	28.4	.55	79	.092	1	1.09	.009	.10	.1	.02	3.0	<.1	<.05	4	<.5	15.0
STANDARD DS6	11.6	122.3	28.3	142	.3	25.4	10.9	694	2.82	20.9	6.5	46.8	2.9	39	6.1	3.6	5.0	56	.84	.078	13	185.4	.57	162	.080	16	1.90	.073	.16	3.8	.22	3.2	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.



All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %
126NW 0+350N 52E	.3	17.7	5.6	41	.1	18.5	7.4	398	2.15	1.3	.4	2.0	.8	63	.1	.1	.1	59	.77
126NW 0+300N 52E	.4	20.5	7.1	49	.2	19.7	8.7	443	2.39	1.4	.4	5.3	.7	73	.1	.1	.1	68	.88
126NW 0+250N 52E	.4	33.6	4.4	47	.1	25.9	10.2	591	2.77	2.1	.8	5.2	1.5	62	.1	.1	.1	78	.79
126NW 0+050N 52E	.3	14.4	4.2	30	<.1	12.9	7.2	254	2.22	2.0	.3	1.0	.9	31	.1	.1	.1	73	.38
126NW 0+050S 52W	5.5	38.3	15.8	13	.2	3.9	7.3	781	31.80	29.5	1.3	2.3	1.2	76	.1	.2	.1	304	.76
126NW 0+300S 52W	.3	17.0	3.3	26	<.1	13.3	6.6	233	1.99	2.3	.3	21.1	1.0	29	.1	.2	.1	60	.34
127NW 0+400N 52E	.3	11.5	4.4	30	<.1	14.0	7.0	239	1.90	1.6	.3	10.5	1.2	39	.1	.1	.1	56	.37
127NW 0+350N 52E	.3	17.4	4.4	33	<.1	19.3	7.3	273	2.00	1.8	.4	.8	1.0	40	.1	.1	.1	58	.45
127NW 0+300N 52E	.3	16.2	5.7	42	<.1	16.7	9.1	396	2.06	1.7	.4	3.5	1.0	46	.1	.1	.1	55	.59
127NW 0+250N 52E	.5	19.5	4.8	49	<.1	20.7	9.7	960	2.36	1.8	.5	1.0	.8	65	.1	.1	.1	63	.76
127NW 0+200N 52E	.4	20.1	3.9	42	<.1	19.2	8.7	424	2.20	2.0	.5	210.5	1.2	46	<.1	.1	.1	64	.65
127NW 0+150N 52E	.2	9.8	4.0	24	<.1	9.0	4.2	169	1.58	1.5	.2	7.1	.8	30	.1	.1	.1	54	.32
127NW 0+100N 52E	.3	12.9	3.2	31	<.1	15.4	6.9	217	2.44	2.7	.3	3.1	1.2	32	.2	.1	<.1	65	.34
127NW 0+050N 52E	.3	22.1	2.8	32	<.1	25.2	8.3	346	2.11	1.9	.5	2.9	1.1	45	.1	.1	<.1	65	.62
127NW 0+050S 52W	.3	21.7	5.0	34	<.1	14.6	7.2	269	1.61	2.1	.8	5.5	1.8	58	.1	.2	.1	58	.66
127NW 0+200S 52W	.5	24.0	3.5	29	<.1	15.4	8.7	709	1.93	2.5	.4	2.6	.8	38	.1	.1	.1	67	.47
RE 127NW 0+200S 52W	.5	21.6	3.3	27	<.1	14.8	8.4	706	1.88	2.3	.4	4.2	.7	35	.1	.1	.1	64	.42
127NW 0+250S 52W	.3	19.5	3.3	23	.1	12.6	7.7	225	2.19	2.6	.3	5.8	1.2	24	.1	.2	.1	69	.30
127NW 0+300S 52W	.3	19.9	3.7	27	<.1	15.3	7.9	268	2.26	2.9	.4	17.4	1.5	27	.1	.2	<.1	68	.27
128NW 0+400N 52E	.4	28.1	19.5	73	.2	22.8	11.4	517	3.35	1.4	.6	6.0	1.4	68	.1	.1	.3	83	.82
128NW 0+350N 52E	.3	15.8	10.6	42	<.1	16.9	8.6	378	2.24	2.1	.4	3.9	1.4	52	.1	.1	.1	62	.61
128NW 0+150N 52E	.5	23.0	5.2	32	<.1	20.0	9.4	566	2.42	2.5	.4	3.8	1.1	44	<.1	.1	.1	69	.55
128NW 0+150S 52W	.2	19.7	3.1	23	<.1	12.6	6.5	216	1.77	1.8	.3	2.7	1.1	31	.1	.2	<.1	60	.38
128NW 0+200S 52W	.6	14.0	4.7	36	.1	11.1	6.6	279	2.94	3.5	.3	4.2	1.0	20	.1	.2	.1	82	.19
128NW 0+250S 52W	.3	28.0	4.1	30	<.1	15.7	8.5	280	2.37	3.9	.5	5.7	1.5	25	.1	.2	.1	71	.28
128NW 0+300S 52W	.2	20.5	3.4	30	<.1	13.2	6.8	241	2.10	3.0	.4	68.2	1.4	23	.1	.2	.1	66	.26
129NW 0+400N 52E	.3	14.5	3.1	39	<.1	9.6	8.1	419	2.13	1.8	.3	56.9	.8	48	<.1	.1	.1	61	.55
129NW 0+100S 52W	.2	28.4	2.8	38	<.1	23.3	10.3	417	2.49	2.1	.3	4.2	1.2	41	.1	.1	<.1	76	.57
129NW 0+150S 52W	.2	25.1	3.2	32	<.1	15.1	8.9	352	2.63	3.0	.3	7.4	1.2	37	.1	.2	.1	81	.50
129NW 0+300S 52W	.8	23.4	3.4	27	<.1	15.3	8.6	548	3.07	3.0	.4	6.9	1.0	35	.1	.2	.1	67	.42
130NW 1+500N 52E	.2	10.4	2.1	36	<.1	7.7	6.5	292	2.17	1.1	.2	2.3	.6	55	.1	.1	.1	61	.43
130NW 1+450N 52E	.2	7.6	1.4	36	<.1	7.6	5.4	388	1.68	1.4	.2	1.6	.6	62	<.1	.1	<.1	46	.41
130NW 1+400N 52E	.5	16.4	4.1	48	<.1	15.2	7.8	321	2.65	2.2	.3	3.7	1.1	32	.1	.1	.1	66	.24
130NW 1+350N 52E	.5	15.4	5.4	54	.3	13.0	9.1	340	2.94	2.2	.3	7.0	1.2	39	.1	.1	.2	65	.24
STANDARD DS6	11.7	120.6	28.2	140	.3	24.6	10.6	691	2.78	21.1	6.4	47.4	2.9	40	6.1	3.6	4.9	55	.85

SAMPLE#	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
126NW 0+350N 52E	.090	8	34.3	.70	108	.078	1	1.38	.010	.12	.1	.03	3.1	.1	<.05	5	<.5	15.0
126NW 0+300N 52E	.092	9	37.3	.77	128	.088	2	1.59	.010	.14	.1	.03	3.3	.1	<.05	6	.5	15.0
126NW 0+250N 52E	.116	10	52.5	.95	120	.117	1	1.61	.012	.22	.2	.03	4.6	.1	<.05	5	.5	15.0
126NW 0+050N 52E	.054	6	31.0	.45	61	.106	1	.99	.007	.07	.1	.01	2.4	<.1	<.05	5	<.5	15.0
126NW 0+050S 52W	.115	14	36.7	.07	104	.017	3	1.15	.004	.02	.1	.12	3.4	<.1	.07	3	.8	15.0
126NW 0+300S 52W	.038	7	29.1	.36	65	.089	3	1.29	.009	.02	.1	.04	2.9	<.1	<.05	4	<.5	15.0
127NW 0+400N 52E	.020	7	30.1	.47	68	.105	2	1.00	.011	.05	.1	.01	2.7	<.1	<.05	4	<.5	7.5
127NW 0+350N 52E	.053	8	38.7	.56	85	.086	1	1.17	.008	.07	.1	.01	2.6	<.1	<.05	4	<.5	15.0
127NW 0+300N 52E	.050	8	29.4	.61	94	.075	1	1.27	.009	.10	.1	.02	2.9	.1	<.05	5	<.5	15.0
127NW 0+250N 52E	.113	8	38.2	.75	120	.078	2	1.53	.010	.10	.1	.02	3.5	<.1	<.05	5	<.5	15.0
127NW 0+200N 52E	.094	8	38.5	.62	89	.095	2	1.26	.009	.08	.2	.01	3.4	.1	<.05	5	<.5	15.0
127NW 0+150N 52E	.016	5	25.3	.29	55	.097	1	.90	.008	.03	.1	.01	2.0	<.1	<.05	5	<.5	15.0
127NW 0+100N 52E	.048	5	35.3	.44	71	.097	1	1.53	.007	.04	.1	.02	2.7	<.1	<.05	4	<.5	15.0
127NW 0+050N 52E	.088	7	50.1	.64	90	.090	1	1.14	.008	.13	.1	.02	3.1	<.1	<.05	4	<.5	15.0
127NW 0+050S 52W	.061	10	32.8	.42	106	.120	1	1.16	.011	.03	.1	.06	4.6	<.1	<.05	4	<.5	15.0
127NW 0+200S 52W	.048	7	36.6	.39	153	.077	1	1.35	.010	.02	.1	.05	3.4	<.1	<.05	5	<.5	15.0
RE 127NW 0+200S 52W	.049	7	35.0	.37	145	.066	1	1.31	.010	.02	.1	.04	3.0	<.1	<.05	4	.5	15.0
127NW 0+250S 52W	.041	7	35.8	.37	57	.094	1	1.49	.007	.02	.1	.03	3.5	<.1	<.05	4	<.5	15.0
127NW 0+300S 52W	.039	6	35.1	.41	64	.091	1	1.45	.007	.02	.1	.03	3.6	<.1	<.05	4	<.5	15.0
128NW 0+400N 52E	.093	13	40.6	1.10	115	.123	2	2.06	.010	.26	.1	.03	4.4	.1	<.05	7	.5	15.0
128NW 0+350N 52E	.079	8	34.2	.58	101	.092	2	1.18	.009	.17	.1	.02	3.4	.1	<.05	4	<.5	15.0
128NW 0+150N 52E	.076	8	45.2	.59	105	.081	2	1.17	.009	.05	.1	.02	3.4	<.1	<.05	4	<.5	15.0
128NW 0+150S 52W	.042	6	30.0	.39	71	.090	1	1.13	.008	.02	.1	.02	3.1	<.1	<.05	3	<.5	15.0
128NW 0+200S 52W	.086	5	35.0	.32	51	.101	1	2.06	.011	.02	.1	.05	2.9	<.1	<.05	7	.5	15.0
128NW 0+250S 52W	.062	9	34.4	.47	95	.096	2	1.80	.009	.03	.1	.03	4.5	<.1	<.05	4	.5	15.0
128NW 0+300S 52W	.047	6	32.6	.37	60	.078	1	1.31	.006	.02	.1	.02	3.3	<.1	<.05	3	<.5	15.0
129NW 0+400N 52E	.114	6	24.0	.45	63	.069	1	.95	.009	.09	.2	.01	2.2	<.1	<.05	4	<.5	15.0
129NW 0+100S 52W	.098	8	43.5	.81	144	.112	1	1.27	.008	.20	.1	<.01	3.4	<.1	<.05	4	<.5	15.0
129NW 0+150S 52W	.051	7	38.9	.45	72	.086	1	.97	.011	.02	.1	.01	3.6	<.1	<.05	4	<.5	15.0
129NW 0+300S 52W	.047	8	36.0	.43	112	.075	1	1.38	.011	.02	.1	.03	3.5	<.1	<.05	4	.6	15.0
130NW 1+500N 52E	.129	5	19.9	.42	50	.059	1	.94	.008	.07	.2	<.01	1.6	<.1	<.05	3	<.5	15.0
130NW 1+450N 52E	.105	4	10.8	.37	70	.050	1	.67	.016	.14	.1	.01	1.2	<.1	<.05	3	<.5	15.0
130NW 1+400N 52E	.056	6	26.6	.59	82	.096	2	2.18	.009	.04	.2	.04	2.8	<.1	<.05	7	<.5	15.0
130NW 1+350N 52E	.069	6	26.8	.72	97	.113	1	2.18	.009	.07	.2	.04	2.6	<.1	<.05	5	<.5	15.0
STANDARD DS6	.080	14	185.6	.58	161	.081	17	1.94	.074	.15	3.5	.23	3.3	1.8	<.05	6	4.6	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
130NW 1+300N 52E	.9	11.0	4.9	57	<.1	11.5	7.8	361	2.89	1.5	.3	1.9	1.0	35	.1	.1	.1	87	.38	.082	6	22.8	.88	94	.147	1	1.71	.009	.26	.2	.01	2.1	.1	<.05	7	<.5	15.0
130NW 1+250N 52E	.2	15.3	2.6	39	<.1	10.7	8.9	415	2.16	1.4	.3	9.3	1.1	35	.1	.1	.1	61	.39	.087	7	23.6	.63	72	.099	1	1.38	.007	.15	.1	.01	2.3	.1	<.05	4	<.5	15.0
130NW 1+200N 52E	.4	14.6	5.0	53	<.1	17.9	12.0	384	3.14	2.2	.4	7.4	1.8	31	.2	.1	.1	82	.23	.056	7	35.7	.83	77	.155	3	2.33	.010	.13	.2	.02	3.2	.1	<.05	7	<.5	15.0
130NW 1+150N 52E	.6	23.3	4.1	69	.2	20.2	12.0	945	3.13	1.2	.7	3.7	.9	64	.1	.1	.2	73	.86	.142	11	34.1	.99	137	.092	3	2.01	.012	.20	.1	.05	4.3	.1	<.05	6	.5	7.5
130NW 1+100N 52E	.7	10.4	4.7	54	<.1	15.4	9.8	367	4.02	2.8	.4	3.5	1.6	29	.1	.1	.1	93	.35	.118	8	37.1	.71	82	.129	1	2.55	.010	.11	.2	.04	3.1	<.1	<.05	7	<.5	15.0
130NW 1+050N 52E	.6	11.8	4.5	43	<.1	13.1	7.4	363	2.36	1.3	.4	6.2	.8	44	.1	.1	.1	62	.47	.034	7	26.4	.60	68	.090	1	1.36	.009	.04	.1	.01	2.5	<.1	<.05	6	<.5	15.0
130NW 1+000N 52E	.8	20.5	4.6	43	.3	15.2	8.0	420	2.37	.9	.6	5.5	.7	103	.1	.1	.1	63	.86	.083	11	28.6	.70	103	.073	2	1.55	.012	.13	.1	.05	3.1	.1	<.05	5	.9	15.0
130NW 0+950N 52E	.3	9.8	6.8	37	<.1	11.3	6.8	249	2.24	1.8	.4	6.6	1.7	27	.1	.1	.1	61	.30	.071	7	26.8	.48	73	.093	2	1.94	.009	.04	.1	.01	2.9	<.1	<.05	4	<.5	15.0
130NW 0+900N 52E	.4	10.9	5.2	35	<.1	12.2	6.8	244	2.48	2.1	.3	3.9	1.2	28	.1	.1	.1	64	.22	.054	6	28.8	.47	71	.095	1	2.11	.008	.03	.2	.02	3.0	<.1	<.05	4	<.5	15.0
130NW 0+850N 52E	.6	29.6	4.3	77	.3	14.1	9.0	633	2.84	1.1	.8	4.0	.6	63	.1	.1	.1	74	.76	.127	15	24.1	.78	131	.062	3	1.82	.011	.16	.1	.06	3.3	.1	<.05	6	<.5	7.5
RE 130NW 0+850N 52E	.6	30.0	4.2	80	.3	15.7	9.1	642	2.82	1.0	.8	2.6	.6	65	.1	.1	.1	73	.75	.126	15	23.7	.77	131	.062	3	1.77	.012	.16	.1	.07	3.5	.1	<.05	6	<.5	7.5
130NW 0+800N 52E	.6	16.5	3.7	37	.1	9.9	6.1	350	2.06	1.1	.5	19.8	.4	53	.1	.1	.1	54	.56	.075	8	20.5	.38	84	.048	1	1.21	.008	.03	.1	.03	2.1	<.1	<.05	5	<.5	15.0
130NW 0+750N 52E	.6	8.4	4.7	35	<.1	11.0	7.4	293	2.11	1.3	.2	4.3	.9	47	.2	.1	.1	70	.38	.015	4	23.2	.41	67	.121	2	.88	.011	.06	.2	.01	2.1	<.1	<.05	5	<.5	7.5
130NW 0+700N 52E	.4	10.7	3.5	52	<.1	9.2	6.6	434	2.57	1.3	.2	4.1	.7	44	.1	.1	.1	80	.30	.088	4	23.5	.54	76	.106	1	1.41	.009	.10	.3	.02	2.1	<.1	<.05	6	<.5	15.0
130NW 0+650N 52E	.2	11.4	2.2	44	<.1	8.2	8.1	424	2.33	1.2	.3	1.6	.6	49	.1	.1	.1	69	.50	.136	6	22.3	.44	61	.067	1	.93	.008	.10	.3	.01	1.7	<.1	<.05	3	<.5	15.0
130NW 0+600N 52E	.3	14.9	2.5	47	<.1	10.6	8.5	445	2.22	1.2	.3	2.0	.9	60	.1	.1	.1	64	.63	.132	7	23.2	.56	75	.075	2	1.13	.009	.09	.3	.01	2.1	<.1	<.05	4	<.5	15.0
130NW 0+550N 52E	.2	10.0	2.2	39	<.1	8.5	9.0	357	2.89	1.1	.3	1.6	.6	49	.2	.1	.1	85	.55	.177	6	25.5	.40	49	.060	1	.75	.007	.10	.4	.01	1.4	<.1	<.05	3	<.5	7.5
130NW 0+500N 52E	.3	12.0	2.0	42	<.1	9.8	7.8	439	1.99	1.0	.2	.6	.3	53	.1	.1	.1	54	.39	.114	5	16.1	.45	61	.055	2	.94	.010	.11	.3	.02	1.4	<.1	<.05	3	<.5	7.5
130NW 0+450N 52E	.3	13.2	2.4	41	<.1	8.8	8.0	451	2.14	1.2	.3	2.0	.8	54	.1	.1	.1	61	.56	.124	6	21.3	.49	66	.072	1	1.01	.011	.10	.2	.01	1.9	<.1	<.05	4	<.5	7.5
130NW 0+300N 52E	.4	22.1	6.4	42	<.1	25.5	17.1	922	2.44	1.8	.5	3.7	.7	40	.1	.1	.1	75	.40	.055	8	54.3	.74	140	.104	2	1.89	.009	.04	.1	.03	3.9	.1	<.05	6	<.5	15.0
130NW 0+250N 52E	.3	15.6	3.6	26	<.1	12.4	5.9	209	1.73	2.0	.3	1.8	1.0	28	.1	.1	<.1	53	.29	.047	7	26.7	.37	72	.082	8	1.26	.009	.02	.1	.01	2.8	<.1	<.05	4	<.5	15.0
130NW 0+200N 52E	.3	16.1	3.7	26	<.1	13.8	6.0	208	1.84	2.2	.3	2.8	1.3	30	.1	.1	.1	56	.31	.052	7	28.9	.39	71	.092	1	1.39	.008	.02	.1	.02	2.9	<.1	<.05	4	<.5	15.0
130NW 0+150N 52E	.5	13.7	4.2	35	.2	12.6	7.0	244	2.23	2.7	.4	3.4	1.5	23	.2	.2	.1	65	.18	.070	7	32.5	.37	72	.108	1	1.68	.008	.02	.1	.03	4.1	<.1	<.05	5	<.5	15.0
130NW 0+100N 52E	.3	21.3	3.5	33	<.1	17.6	7.7	275	2.13	1.8	.4	4.2	1.4	36	.1	.1	<.1	61	.45	.081	8	34.4	.61	92	.111	1	1.48	.008	.08	.1	.02	3.3	<.1	<.05	4	<.5	15.0
130NW 0+050N 52E	.3	19.3	3.3	29	<.1	17.5	6.7	303	1.77	1.4	.4	18.9	1.0	34	.1	.1	<.1	49	.35	.047	8	33.9	.49	93	.079	1	1.15	.009	.02	.1	.02	2.8	<.1	<.05	4	<.5	15.0
130NW 0+050S 52W	1.0	19.5	3.0	31	<.1	16.2	7.9	651	3.55	3.7	.5	28.9	1.0	45	.1	.1	.1	73	.50	.069	9	38.5	.51	96	.065	1	1.26	.009	.02	.1	.03	3.5	<.1	<.05	4	.5	15.0
130NW 0+100S 52W	.2	10.0	3.7	25	.1	12.5	5.7	194	1.31	.9	.5	4.8	1.3	35	.1	.1	.1	40	.38	.030	9	26.6	.39	90	.094	<1	1.34	.009	.02	.1	.02	3.6	<.1	<.05	4	<.5	15.0
130NW 0+250S 52W	.6	22.3	3.5	29	<.1	14.4	8.0	314	2.23	3.1	.4	4.0	1.3	39	.1	.2	<.1	72	.52	.054	9	34.9	.42	85	.104	1	1.15	.011	.03	.1	.05	3.9	<.1	<.05	4	<.5	15.0
130NW 0+300S 52W	.3	22.9	4.1	33	<.1	17.2	8.9	303	2.53	3.1	.5	3.8	1.7	25	.1	.2	.1	74	.20	.040	10	39.7	.49	79	.105	1	1.75	.010	.02	.1	.02	4.9	<.1	<.05	5	<.5	15.0
131NW 0+350N 52E	.3	12.3	2.8	23	<.1	11.3	5.4	189	1.65	1.8	.3	5.2	1.1	27	.1	.1	<.1	49	.31	.050	7	27.4	.35	60	.085	1	1.33	.007	.02	.1	.03	3.0	<.1	<.05	3	<.5	15.0
131NW 0+300N 52E	.2	18.7	3.3	29	<.1	19.4	6.9	226	1.82	1.6	.3	2.7	1.1	29	.1	.1	<.1	55	.33	.042	7	36.8	.54	85	.097	1	1.14	.008	.04	.1	.01	2.9	<.1	<.05	4	<.5	15.0
131NW 0+250N 52E	.2	15.5	3.4	27	<.1	20.0	6.7	209	1.76	1.7	.3	10.4	1.1	28	.1	.1	<.1	48	.34	.054	7	38.8	.50	75	.090	1	1.33	.007	.04	.1	.02	3.0	<.1	<.05	4	<.5	15.0
131NW 0+200N 52E	.2	29.1	3.0	27	<.1	19.1	7.5	320	1.88	1.4	.3	2.1	1.2	31	.1	.1	<.1	54	.38	.084	8	38.8	.55	81	.090	1	1.16	.007	.09	.1	.01	2.8	<.1	<.05	3	<.5	15.0
131NW 0+150N 52E	.4	14.3	3.4	35	<.1	13.8	6.8	230	2.05	2.7	.3	4.4	1.5	25	.2	.2	.1	58	.24	.055	6	33.6	.35	63	.085	2	1.72	.006	.02	.1	.03	3.3	<.1	<.05	3	<.5	15.0
STANDARD DS6	11.5	123.4	28.5	140	.3	25.1	11.0	692	2.80	20.7	6.5	46.4	3.0	39	6.0	3.6	5.0	56	.84	.078	14	185.3	.57	163	.079	16	1.88	.074	.14	3.6	.23	3.2	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091 Page 21

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
131NW 0+100N 52E	.4	15.0	3.9	28	<.1	13.8	8.0	245	2.25	3.2	.5	2.8	1.6	39	.2	.2	.1	71	.34	.044	8	36.7	.37	72	.128	3	1.52	.008	.03	.1	.02	4.1	<.1	<.05	5	<.5	15.0
131NW 0+050N 52E	.3	15.1	3.6	25	.1	12.2	6.3	234	1.90	2.6	.4	1.1	.9	39	.1	.2	.1	63	.44	.049	7	32.1	.39	74	.104	3	1.17	.009	.03	.1	.02	3.2	<.1	<.05	4	<.5	15.0
131NW 0+050S 52W	.3	19.7	3.5	24	<.1	12.0	6.3	259	1.95	2.7	.4	1.2	.9	29	.2	.2	.1	61	.33	.040	6	32.1	.34	65	.072	1	1.25	.007	.02	.1	.02	2.6	<.1	<.05	3	<.5	7.5
131NW 0+100S 52W	.3	16.7	3.6	27	<.1	14.0	7.2	252	2.29	3.1	.4	2.4	.8	31	.1	.2	.1	70	.32	.049	7	36.1	.39	64	.090	1	1.49	.008	.03	.1	.02	3.2	<.1	<.05	4	<.5	7.5
RE 131NW 0+100S 52W	.3	15.8	4.0	26	<.1	13.3	6.9	241	2.21	3.0	.4	52.1	.9	30	.1	.2	.1	64	.30	.048	6	34.1	.40	63	.076	1	1.52	.008	.03	.1	.02	2.9	<.1	<.05	4	<.5	7.5
131NW 0+150S 52W	.7	15.9	3.9	34	<.1	14.3	7.4	345	2.28	3.1	.6	3.0	.9	32	.1	.2	.1	67	.33	.057	7	34.7	.39	54	.104	2	1.70	.009	.04	.1	.03	3.1	<.1	<.05	5	.5	15.0
131NW 0+200S 52W	.7	17.1	4.6	34	.1	13.8	8.0	313	2.53	3.4	.6	9.8	1.4	28	.1	.2	.1	71	.26	.061	9	37.7	.41	57	.109	1	2.07	.009	.03	.1	.04	3.7	<.1	<.05	6	.5	15.0
131NW 0+250S 52W	.5	15.9	4.4	34	.1	13.2	8.4	273	2.46	3.2	.5	6.7	1.7	28	.2	.2	.1	69	.25	.079	7	37.0	.43	74	.099	1	2.01	.009	.03	.1	.03	3.8	<.1	<.05	6	<.5	15.0
131NW 0+300S 52W	.6	18.4	4.4	50	.2	15.1	9.3	312	2.81	3.3	.5	3.7	1.5	31	.1	.2	.1	74	.27	.073	7	42.5	.45	64	.119	2	2.12	.009	.03	.1	.05	3.9	<.1	<.05	6	.5	15.0
132NW 0+400N 52E	.2	12.6	3.1	23	<.1	10.2	5.2	196	1.73	2.1	.3	2.1	1.0	38	.1	.2	.1	57	.41	.045	7	26.7	.35	73	.092	2	1.09	.009	.02	.1	.01	3.0	<.1	<.05	4	<.5	15.0
132NW 0+350N 52E	.3	16.2	3.4	27	<.1	14.8	7.4	237	1.86	2.1	.4	5.0	1.3	36	.1	.2	.1	52	.34	.042	8	31.5	.44	74	.090	1	1.29	.009	.03	.1	.01	3.3	<.1	<.05	4	<.5	15.0
132NW 0+300N 52E	.2	24.8	3.9	38	<.1	17.3	9.0	399	2.26	2.4	.4	2.7	1.5	64	.1	.2	.1	70	.73	.060	10	38.4	.56	113	.121	2	1.25	.017	.04	.1	.01	4.7	<.1	<.05	4	<.5	15.0
132NW 0+250N 52E	.4	15.8	3.6	31	<.1	18.9	6.6	248	1.89	2.0	.4	4.5	1.1	40	.1	.1	<.1	54	.45	.066	7	38.5	.54	72	.097	2	1.18	.008	.05	.1	.02	2.9	<.1	<.05	5	<.5	15.0
132NW 0+200N 52E	.5	12.4	4.4	28	.5	11.9	8.7	585	2.56	2.6	.3	.6	.8	34	.2	.2	.1	67	.32	.060	6	34.6	.36	68	.100	2	1.03	.009	.04	.1	.06	2.6	<.1	<.05	6	<.5	15.0
132NW 0+150N 52E	.3	26.9	3.5	35	<.1	29.1	9.6	420	2.31	2.1	.4	4.7	1.3	55	.1	.2	<.1	74	.64	.089	8	61.7	.81	134	.130	2	1.39	.012	.22	.2	.01	3.6	.1	<.05	5	<.5	15.0
132NW 0+100N 52E	.4	14.3	3.0	25	<.1	12.2	6.5	300	1.86	2.2	.4	1.6	1.1	45	.1	.1	<.1	53	.50	.053	7	30.0	.36	84	.097	3	1.00	.010	.03	.1	.02	3.0	<.1	<.05	4	<.5	15.0
132NW 0+050S 52W	.8	15.3	5.0	43	<.1	13.1	7.8	348	4.10	2.1	.4	6.7	.5	42	.2	.3	.1	139	.46	.041	6	64.2	.40	82	.155	2	1.00	.012	.05	.1	.08	2.8	<.1	<.05	8	<.5	15.0
132NW 0+100S 52W	.4	22.3	3.5	31	.1	14.8	8.0	287	2.34	3.3	.5	5.8	1.4	30	.1	.2	.1	66	.29	.051	6	35.6	.41	73	.094	1	1.99	.009	.03	.1	.04	3.2	<.1	<.05	5	<.5	15.0
132NW 0+150S 52W	.8	18.5	6.5	80	.1	13.2	10.5	351	3.04	3.5	.5	3.0	1.6	26	.3	.2	.1	75	.24	.071	9	40.8	.32	106	.122	1	2.15	.009	.03	.1	.06	3.4	.1	<.05	10	<.5	15.0
132NW 0+200S 52W	.6	16.1	5.4	38	.2	13.3	7.2	269	2.66	3.3	.5	1.7	1.8	34	.1	.2	.1	71	.28	.067	9	38.2	.43	88	.123	1	1.92	.010	.03	.1	.06	4.2	<.1	<.05	7	<.5	15.0
132NW 0+250S 52W	.6	17.7	4.8	41	.1	14.3	8.0	262	2.64	3.4	.4	2.2	1.4	28	.1	.2	.1	71	.26	.085	7	38.3	.43	90	.098	2	2.36	.009	.03	.1	.06	3.7	<.1	<.05	7	<.5	15.0
132NW 0+300S 52W	.5	23.5	4.6	35	<.1	17.8	9.9	322	2.60	3.6	.5	1.5	1.8	35	.1	.2	.1	79	.33	.037	8	42.3	.49	95	.119	2	1.97	.009	.04	.1	.04	4.2	<.1	<.05	6	<.5	15.0
133NW 0+050S 52W	.4	19.0	3.7	27	<.1	15.3	7.8	270	2.30	3.4	.4	1.4	1.3	31	.1	.2	.1	70	.34	.056	6	38.1	.37	68	.098	2	1.73	.008	.03	.1	.03	3.0	<.1	<.05	5	<.5	15.0
133NW 0+100S 52W	1.1	26.9	7.8	61	.2	10.8	6.3	348	3.24	4.3	.5	2.4	1.7	23	.2	.2	.2	71	.20	.181	10	37.8	.25	77	.128	2	2.28	.010	.04	.2	.05	3.1	<.1	<.05	13	.5	15.0
133NW 0+150S 52W	.4	17.5	3.7	46	.1	14.1	7.6	297	2.50	3.1	.4	58.0	.9	31	.2	.2	.1	72	.35	.065	6	38.0	.39	75	.093	2	1.86	.009	.03	.1	.04	3.2	<.1	<.05	5	<.5	15.0
133NW 0+200S 52W	.7	20.4	5.7	46	<.1	14.0	8.1	281	2.94	3.8	.5	9.8	1.5	29	.1	.2	.1	79	.27	.075	9	41.3	.40	70	.104	1	2.06	.009	.03	.2	.04	3.8	<.1	<.05	9	.5	15.0
133NW 0+250S 52W	.6	19.8	5.0	49	.1	14.6	8.5	295	3.04	3.7	.4	15.0	1.4	31	.2	.2	.1	90	.32	.089	8	46.1	.42	64	.110	1	1.99	.009	.03	.1	.03	3.8	<.1	<.05	7	<.5	15.0
133NW 0+300S 52W	.5	21.6	4.5	36	.1	15.3	7.8	297	2.26	3.2	.5	2.3	1.5	35	.1	.2	.1	69	.36	.034	8	38.1	.41	83	.103	1	1.67	.009	.03	.1	.04	3.8	<.1	<.05	6	<.5	15.0
134NW 0+050S 52W	.5	16.4	4.2	46	<.1	13.5	7.6	255	2.47	3.3	.5	2.4	1.3	32	.1	.2	.1	71	.32	.066	7	38.2	.37	67	.105	1	1.68	.009	.03	.2	.03	3.4	<.1	<.05	6	<.5	15.0
134NW 0+100S 52W	.6	18.3	4.2	34	<.1	14.7	7.7	269	2.59	3.2	.4	.6	1.2	27	.1	.2	.1	69	.29	.078	7	37.2	.36	75	.101	1	2.31	.009	.03	.1	.07	3.0	<.1	<.05	6	<.5	15.0
134NW 0+150S 52W	.2	18.7	3.5	29	<.1	14.8	7.3	259	2.14	2.9	.4	3.4	1.1	31	.1	.2	<.1	64	.34	.049	6	33.6	.39	69	.091	1	1.45	.007	.03	.1	.03	3.3	<.1	<.05	4	<.5	15.0
134NW 0+200S 52W	.5	16.7	4.7	61	.1	12.8	7.9	335	2.64	3.0	.4	8.3	1.3	26	.2	.2	.1	68	.26	.109	7	37.7	.35	65	.084	2	1.89	.010	.03	.1	.05	3.5	<.1	<.05	7	<.5	15.0
134NW 0+250S 52W	.4	19.9	4.5	40	<.1	17.6	8.9	280	2.65	3.3	.4	6.9	1.4	27	.3	.2	.1	71	.26	.060	8	41.1	.48	80	.080	1	1.78	.008	.03	.1	.01	3.9	<.1	<.05	6	<.5	15.0
134NW 0+300S 52W	.5	11.4	4.6	37	<.1	12.0	6.8	238	2.72	2.5	.3	1.9	1.2	25	.1	.2	.1	77	.24	.052	6	39.4	.31	71	.092	1	1.63	.008	.02	.1	.02	3.0	<.1	<.05	7	<.5	15.0
STANDARD DS6	11.5	122.2	28.6	142	.3	24.9	10.9	698	2.85	21.0	6.4	48.7	3.1	43	6.2	3.5	4.8	57	.86	.080	14	187.6	.58	163	.084	17	1.97	.078	.17	3.2	.22	3.4	1.8	<.05	7	4.2	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
135NW 0+100N 52E	.4	14.6	3.2	27	<.1	13.6	7.0	278	1.74	1.8	.5	3.2	1.2	45	.1	.2	<.1	55	.55	.040	8	28.2	.36	106	.098	2	1.12	.012	.03	.1	.02	3.7	<.1	<.05	4	<.5	15.0
135NW 0+050N 52E	.3	14.9	3.1	23	<.1	11.7	6.0	207	1.96	2.5	.4	3.5	1.3	33	.1	.2	.1	61	.33	.039	7	31.5	.35	62	.106	3	1.42	.009	.02	.1	.02	3.6	<.1	<.05	4	<.5	15.0
135NW 0+050S 52W	.4	11.8	4.3	52	<.1	12.1	7.7	251	2.55	2.8	.4	8.4	1.5	28	.2	.2	.1	74	.25	.071	7	39.0	.37	74	.104	1	1.64	.010	.02	.1	.02	3.4	<.1	<.05	6	<.5	15.0
135NW 0+100S 52W	.7	16.2	4.4	40	<.1	11.7	8.6	251	2.56	3.3	.5	6.3	1.7	26	.1	.2	.1	76	.23	.058	8	41.0	.37	72	.120	1	1.77	.010	.02	.2	.03	4.2	<.1	<.05	6	<.5	15.0
135NW 0+150S 52W	.4	21.5	3.8	31	<.1	15.3	9.8	250	2.53	3.1	.5	9.1	1.7	30	.1	.2	.1	72	.28	.043	7	41.1	.40	93	.123	2	2.47	.011	.03	.1	.02	4.0	<.1	<.05	5	<.5	15.0
135NW 0+200S 52W	.2	11.2	4.0	17	<.1	10.1	3.7	149	1.06	1.4	.4	3.2	.3	29	<.1	.2	.1	44	.28	.027	6	23.2	.27	65	.074	1	1.16	.009	.02	<.1	.03	2.4	<.1	<.05	5	<.5	7.5
135NW 0+250S 52W	.6	17.9	4.4	38	<.1	15.5	8.4	269	2.65	3.5	.5	2.6	1.6	30	.1	.2	.1	77	.25	.047	8	41.4	.43	84	.121	1	1.74	.008	.03	.1	.03	4.2	<.1	<.05	5	<.5	15.0
135NW 0+300S 52W	.6	13.9	5.1	37	<.1	13.8	7.3	237	2.45	2.9	.5	4.5	1.8	26	.1	.2	.1	70	.22	.051	8	38.1	.41	82	.110	1	1.67	.009	.03	.1	.02	3.9	<.1	<.05	7	<.5	15.0
136NW 0+150N 52E	.1	17.7	3.2	33	<.1	10.8	5.4	208	1.09	.9	.5	2.0	1.2	45	.2	.2	<.1	44	.57	.044	7	29.0	.40	97	.105	3	1.11	.015	.02	.1	.09	3.7	<.1	<.05	3	<.5	15.0
136NW 0+100N 52E	.5	14.2	3.7	31	<.1	11.5	9.5	610	1.88	2.0	.4	4.5	1.1	44	.1	.1	.1	62	.46	.033	7	32.5	.37	116	.094	3	1.42	.011	.03	.1	.02	3.9	<.1	<.05	4	<.5	15.0
136NW 0+050S 52W	.2	15.5	3.4	29	<.1	13.2	5.8	219	1.30	1.4	.3	7.4	1.3	41	.1	.2	.1	51	.49	.054	7	30.8	.39	76	.109	1	1.21	.010	.03	.1	.05	3.6	<.1	<.05	4	<.5	15.0
136NW 0+100S 52W	.5	12.7	3.1	28	<.1	11.4	6.2	226	2.22	2.6	.3	2.7	1.2	31	.1	.2	<.1	66	.38	.041	7	33.3	.34	63	.093	1	1.28	.008	.02	.1	.03	3.0	<.1	<.05	3	<.5	15.0
136NW 0+150S 52W	.4	15.2	3.6	36	.1	13.2	6.7	218	2.37	2.4	.3	8.4	.9	28	.1	.2	.1	74	.30	.028	5	38.2	.33	70	.091	2	1.34	.007	.02	.1	.03	2.9	<.1	<.05	5	<.5	15.0
136NW 0+200S 52W	1.0	14.8	6.5	30	.2	11.4	6.4	709	2.97	3.3	.4	1.0	1.2	27	.2	.2	.1	89	.28	.139	7	35.0	.33	59	.159	2	1.28	.011	.04	.2	.07	2.6	<.1	<.05	11	<.5	7.5
136NW 0+250S 52W	.7	15.8	3.9	29	.1	14.9	7.1	237	2.20	2.8	.5	15.7	1.7	27	.1	.2	.1	59	.26	.060	7	34.5	.40	74	.098	1	1.94	.007	.03	.1	.04	3.9	<.1	<.05	5	<.5	15.0
136NW 0+300S 52W	.6	16.7	4.7	35	<.1	16.3	9.0	268	2.78	3.4	.4	2.6	1.6	24	.2	.2	.1	72	.24	.053	7	39.7	.41	91	.092	1	2.07	.007	.03	.1	.03	3.5	<.1	<.05	6	<.5	15.0
137NW 0+150N 52E	.2	13.0	2.8	26	<.1	12.9	5.0	195	1.21	1.1	.3	8.7	.6	35	.1	.1	<.1	43	.41	.047	6	25.9	.34	86	.082	1	1.06	.009	.02	.1	.03	2.7	<.1	<.05	3	<.5	15.0
137NW 0+100N 52E	.4	12.5	3.0	24	<.1	11.6	6.0	214	2.33	2.6	.4	5.3	1.4	29	.1	.2	.1	65	.34	.043	6	34.6	.34	55	.098	2	1.29	.007	.02	.1	.02	3.0	<.1	<.05	4	<.5	15.0
137NW 0+050N 52E	.4	17.3	3.1	25	<.1	13.2	7.2	241	2.06	2.6	.4	1.7	1.4	31	.1	.2	<.1	62	.36	.051	6	32.1	.34	67	.096	3	1.43	.007	.02	.1	.02	3.0	<.1	<.05	3	<.5	15.0
138NW 0+150N 52E	.3	11.8	3.1	26	<.1	11.0	5.7	221	1.83	2.1	.4	8.2	.9	35	.1	.1	<.1	58	.42	.045	7	27.2	.35	73	.092	3	1.26	.009	.02	.1	.02	3.1	<.1	<.05	4	<.5	15.0
138NW 0+100N 52E	.4	18.4	3.3	26	<.1	13.4	7.6	262	2.11	2.6	.4	7.8	1.4	34	.1	.2	.1	66	.37	.047	6	35.3	.37	69	.098	5	1.38	.008	.02	.1	.03	3.6	<.1	<.05	3	<.5	15.0
138NW 0+050N 52E	.3	17.3	3.6	27	<.1	13.0	7.0	257	2.15	2.8	.4	4.6	1.1	30	.1	.2	.1	68	.32	.046	7	35.0	.36	70	.097	5	1.23	.008	.02	.1	.02	3.8	<.1	<.05	4	<.5	15.0
BL 63NW	.3	16.4	3.0	27	<.1	11.8	7.0	201	2.14	2.6	.4	3.4	1.2	24	.1	.1	.1	65	.26	.042	6	34.7	.30	51	.088	2	1.49	.010	.02	.1	.03	2.7	<.1	<.05	3	<.5	7.5
BL 63+50NW	.8	20.8	3.2	24	<.1	12.3	5.1	268	2.27	2.3	.5	2.5	1.2	24	.1	.1	.1	61	.28	.053	6	35.1	.33	55	.075	1	2.03	.010	.02	.1	.05	2.6	<.1	<.05	4	.5	7.5
BL 64+50NW	.7	19.1	4.0	37	<.1	30.7	9.3	290	3.41	2.6	.3	7.7	.7	49	.2	.1	.1	88	.40	.124	4	69.3	.83	43	.110	2	1.96	.011	.04	.1	.03	2.0	<.1	<.05	8	<.5	15.0
BL 65NW	.3	25.1	3.2	23	<.1	13.6	7.0	267	2.03	2.4	.5	5.8	1.3	35	.1	.1	.1	66	.40	.048	8	37.6	.37	65	.111	2	1.32	.010	.03	.2	.02	3.6	<.1	<.05	4	<.5	15.0
RE BL 65NW	.4	24.7	3.1	23	<.1	13.6	6.9	262	1.99	2.2	.4	108.2	1.3	30	.1	.1	.1	62	.33	.048	8	36.5	.36	64	.093	1	1.24	.008	.02	.1	.02	3.2	<.1	<.05	3	<.5	15.0
BL 65+50NW	.4	23.4	3.0	31	<.1	12.9	6.8	219	2.04	2.7	.3	5.0	.9	33	.1	.1	.1	66	.41	.053	6	33.7	.36	90	.087	1	1.20	.010	.02	.1	.01	2.7	<.1	<.05	4	<.5	15.0
BL 66NW	.6	21.3	3.0	27	<.1	12.4	7.4	338	2.13	2.1	.4	7.1	1.2	40	.1	.2	.1	67	.53	.055	7	34.2	.39	69	.094	2	.96	.012	.03	.1	.01	3.3	<.1	<.05	3	<.5	15.0
BL 66+50NW	.2	18.3	2.9	29	<.1	13.2	6.6	320	1.98	1.9	.4	59.8	1.4	45	.1	.2	.1	64	.55	.061	9	35.1	.39	76	.116	1	.94	.011	.03	.1	.01	3.5	<.1	<.05	3	<.5	15.0
BL 67NW	.3	23.6	2.7	22	<.1	12.3	7.3	296	1.84	1.8	.3	33.6	.9	35	.1	.1	.2	58	.37	.065	6	30.4	.36	57	.085	1	1.22	.010	.03	.1	.03	2.5	<.1	<.05	3	<.5	15.0
BL 68NW	11.6	9.2	3.5	38	<.1	9.0	12.0	1729	2.19	.9	.8	5.0	.3	109	<.1	.1	.1	70	.80	.123	5	23.7	.53	109	.049	1	1.11	.015	.05	.1	.03	2.5	.1	<.05	6	<.5	15.0
BL 68+50NW	1.6	21.0	2.9	32	<.1	16.1	7.4	359	2.26	1.7	.8	10.3	.8	58	.1	.1	.1	68	.64	.076	6	35.2	.53	61	.086	1	1.18	.011	.06	.2	.01	2.3	<.1	<.05	4	<.5	15.0
BL 69NW	2.8	22.3	3.5	51	<.1	19.2	12.1	551	4.30	2.2	.6	80.7	1.5	63	<.1	.1	.1	93	.58	.090	8	43.3	.84	107	.075	1	1.73	.016	.03	.1	.03	3.6	.1	<.05	6	<.5	7.5
STANDARD DS6	11.4	121.1	28.2	139	.3	24.7	10.7	683	2.77	20.9	6.4	48.0	3.0	40	6.0	3.5	4.8	56	.84	.077	13	182.1	.58	164	.083	18	1.93	.073	.16	3.3	.22	3.2	1.7	<.05	6	4.2	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
BL 71NW	1.8	37.4	3.9	50	.1	15.2	7.5	376	1.87	1.1	.5	11.3	1.6	57	<.1	.1	.1	94	.45	.060	9	42.3	.79	107	.070	<1	1.78	.012	.02	.2	.16	3.6	<.1	<.05	6	<.5	15.0
BL 71+50NW	1.0	32.2	3.7	60	<.1	12.0	8.2	444	1.35	1.2	.7	9.8	1.2	46	.1	.1	.1	43	.44	.064	9	23.6	.64	59	.095	1	1.42	.011	.03	.1	.06	2.2	.1	.08	6	<.5	15.0
BL 72NW	1.1	46.1	5.7	49	.1	14.4	8.2	345	1.62	1.8	1.1	4.7	1.4	52	.1	.1	.1	83	.51	.081	15	46.1	.68	97	.088	1	1.60	.011	.03	.2	.11	4.3	.1	.11	6	<.5	15.0
BL 72+50NW	.7	38.7	4.4	39	<.1	16.6	8.1	281	2.82	2.4	.4	6.0	1.1	36	.1	.1	.1	79	.27	.045	7	40.1	.62	65	.115	1	1.97	.008	.05	.2	.02	2.2	<.1	<.05	7	<.5	15.0
BL 73NW	1.1	17.8	4.4	43	.1	12.6	7.9	427	2.05	1.3	.6	3.2	1.5	96	.1	.1	.1	60	.67	.071	9	27.4	.74	133	.095	1	1.34	.015	.12	.1	.03	2.1	<.1	<.05	6	<.5	15.0
BL 73+50NW	.8	34.3	3.8	39	.1	15.9	8.0	355	2.57	2.0	.7	4.1	.5	57	.1	.1	.1	66	.58	.074	10	35.4	.60	64	.070	1	1.45	.010	.05	.1	.03	2.4	<.1	<.05	5	.5	15.0
BL 74NW	4.0	45.1	5.3	60	.5	22.3	13.5	846	3.54	2.7	1.7	5.9	.5	83	.2	.1	.4	75	.87	.144	15	43.1	.79	133	.049	1	2.63	.013	.09	.1	.12	3.3	.1	.06	8	.7	15.0
BL 74+50NW	1.3	30.9	4.7	43	.1	16.4	7.9	459	2.23	1.6	.5	353.7	.5	66	.1	.1	.1	60	.65	.041	8	29.5	.64	64	.073	1	1.30	.010	.05	.1	.04	2.2	<.1	<.05	6	<.5	15.0
BL 75NW	.5	14.8	3.5	20	.1	16.7	5.9	173	2.24	2.4	.4	15.7	.8	30	.1	.1	.1	62	.28	.046	6	48.1	.42	43	.088	1	1.84	.008	.03	.1	.03	2.3	<.1	<.05	4	<.5	15.0
BL 75+50NW	.2	15.1	2.3	21	<.1	9.2	5.1	207	1.50	1.6	.3	5.2	1.1	45	.1	.1	<.1	53	.50	.062	8	25.0	.35	49	.095	1	.83	.011	.03	.1	<.01	2.8	<.1	<.05	3	<.5	15.0
BL 76NW	.5	11.2	3.0	16	<.1	9.3	4.7	173	1.35	1.2	.3	3.8	.7	38	<.1	.1	<.1	48	.39	.019	5	24.0	.30	48	.083	<1	.78	.009	.03	.1	.03	2.0	<.1	<.05	3	<.5	15.0
BL 76+50NW	1.9	43.6	5.4	40	.3	20.7	12.4	887	2.69	2.2	.8	4.3	.4	75	.1	.1	.1	73	.73	.097	13	43.2	.64	166	.050	1	2.11	.013	.05	.1	.08	3.3	.1	<.05	6	.6	15.0
BL 77NW	.9	21.9	3.1	40	.1	16.1	8.9	401	2.08	1.5	.3	3.2	.5	59	.1	.1	.1	60	.64	.054	5	33.1	.65	89	.061	2	1.36	.014	.05	.1	.03	2.3	<.1	<.05	4	<.5	7.5
BL 77+50NW	.7	22.8	3.2	36	.2	17.0	8.1	354	1.93	1.2	.4	3.2	.5	60	.2	.1	.1	62	.55	.054	7	33.8	.59	95	.069	1	1.32	.011	.05	.1	.04	2.4	<.1	<.05	4	<.5	15.0
BL 78NW	1.3	27.9	4.1	47	.2	17.2	10.0	517	2.56	1.8	.7	6.4	.4	81	.2	.1	.2	62	.76	.098	9	35.9	.67	127	.049	1	1.62	.016	.08	.1	.05	2.7	.1	<.05	5	.5	7.5
BL 78+50NW	1.7	30.1	4.7	57	.2	24.4	14.6	887	2.65	1.1	.8	5.4	.3	80	.2	.1	.2	69	.87	.088	11	45.9	.80	131	.050	1	1.96	.014	.06	.1	.05	2.6	.1	<.05	6	.5	7.5
BL 79NW	.8	33.3	3.4	47	.1	20.6	10.0	474	2.47	2.0	.6	7.1	.6	61	.1	.1	.1	66	.66	.091	9	41.1	.78	90	.069	1	1.50	.011	.13	.1	.03	2.4	<.1	<.05	5	<.5	15.0
BL 79+50NW	1.5	59.0	5.8	72	.2	16.6	10.4	759	2.77	2.3	1.5	1.6	.4	79	.3	.1	.2	65	.81	.128	17	32.3	.76	125	.039	4	2.31	.020	.09	.1	.03	2.7	<.1	.06	7	<.5	1.0
BL 80NW	.4	9.9	2.7	25	<.1	7.1	3.6	164	1.19	.8	.2	6.7	.2	61	.1	.1	<.1	37	.45	.027	4	17.8	.30	70	.055	1	.79	.009	.03	.1	.02	1.6	<.1	<.05	4	<.5	15.0
BL 80+50NW	.6	10.6	3.8	41	<.1	14.6	7.8	294	2.82	1.8	.3	1.5	.2	56	.1	.1	.1	77	.32	.050	4	36.3	.67	59	.112	1	1.40	.014	.07	.2	.02	1.9	<.1	<.05	9	<.5	15.0
BL 81NW	.6	7.8	4.5	58	<.1	18.9	8.8	311	2.31	1.2	.2	2.6	.3	75	.1	.1	.1	72	.41	.036	3	40.1	.88	149	.170	1	1.32	.010	.16	.1	.01	1.6	<.1	<.05	12	<.5	15.0
BL 81+50NW	1.6	27.2	6.9	26	.1	8.7	4.7	315	1.26	1.2	.6	1.4	<.1	75	.3	.1	.2	43	.75	.072	10	29.4	.33	120	.023	1	1.11	.009	.07	.1	.03	.7	<.1	<.05	5	<.5	7.5
BL 82NW	.8	30.8	5.3	59	<.1	29.1	12.6	396	3.11	1.7	.4	2.8	.1	43	.1	.1	.1	95	.32	.073	5	43.1	1.25	121	.100	<1	2.52	.008	.24	.1	.02	1.8	<.1	<.05	11	<.5	15.0
BL 82+50NW	1.8	12.4	6.2	38	<.1	16.6	7.0	259	2.72	2.1	.4	2.9	.6	44	.1	.1	.1	85	.44	.044	7	39.7	.66	76	.134	<1	1.44	.012	.04	.2	.02	1.7	<.1	<.05	9	<.5	15.0
BL 83NW	.5	5.8	9.6	29	<.1	4.0	2.7	136	1.47	1.6	.3	5.7	.6	36	<.1	.1	.2	49	.17	.039	6	17.1	.32	67	.120	1	1.10	.008	.10	.1	.03	1.5	.1	<.05	8	<.5	15.0
BL 83+50NW	1.7	25.4	9.7	46	<.1	16.3	8.0	336	2.57	3.0	.6	1.5	.6	35	.1	.1	.2	87	.35	.050	9	33.7	.62	64	.116	1	1.68	.010	.05	.2	.03	1.9	.1	<.05	10	<.5	15.0
RE BL 75+50NW	.2	16.1	2.3	23	<.1	9.5	5.4	218	1.68	1.6	.3	2.5	1.1	42	.1	.1	<.1	56	.47	.065	7	25.7	.35	48	.086	<1	.80	.010	.03	.1	.01	2.5	<.1	<.05	3	<.5	15.0
BL 84NW	1.2	23.5	8.7	54	.1	26.3	10.6	360	2.86	1.9	.4	3.7	.4	38	.1	.1	.1	86	.26	.042	5	53.8	1.01	82	.115	1	2.28	.009	.10	.1	.02	2.3	<.1	<.05	11	<.5	15.0
BL 84+50NW	1.2	20.1	3.5	91	.2	8.8	10.8	756	2.26	.8	.9	<.5	.3	69	.1	.1	<.1	66	.79	.189	6	15.8	.84	88	.029	1	1.48	.011	.06	<.1	.04	1.7	<.1	.06	5	<.5	7.5
BL 85NW	.3	18.9	3.1	26	<.1	11.6	5.7	210	1.65	1.5	.3	10.7	.7	37	.1	.1	<.1	53	.47	.078	6	26.1	.46	54	.074	1	.98	.009	.05	.1	.01	2.2	<.1	<.05	3	<.5	15.0
BL 85+50NW	1.1	25.9	4.9	49	.1	15.2	9.6	450	2.38	1.8	.4	5.7	.4	46	.1	.1	.1	71	.63	.084	6	33.5	.73	87	.062	1	1.45	.008	.06	.1	.03	2.0	<.1	<.05	5	<.5	15.0
BL 86NW	1.6	44.5	6.1	52	.9	19.3	10.2	559	2.29	1.3	1.1	4.1	.2	69	.3	.1	.1	61	1.02	.178	8	36.8	.60	173	.024	2	1.99	.011	.08	.1	.13	2.1	.1	.12	5	.7	15.0
BL 86+50NW	1.8	62.0	5.7	53	.5	28.5	10.7	429	2.61	1.5	1.5	6.1	.4	55	.1	.1	.1	72	.84	.217	14	63.5	.99	122	.029	1	2.48	.010	.06	.1	.13	2.6	.1	.12	6	.8	15.0
BL 87NW	1.5	20.3	7.2	49	<.1	15.2	10.2	481	2.49	1.8	.6	2.4	.4	48	.2	.1	.1	53	.68	.067	7	35.1	.61	77	.058	1	1.25	.010	.06	.2	.03	2.2	<.1	<.05	5	<.5	7.5
STANDARD DS6	11.8	122.6	28.1	142	.3	25.3	11.0	709	2.83	21.4	6.4	47.9	3.0	39	6.1	3.6	4.9	56	.85	.080	13	187.0	.58	157	.071	17	1.89	.074	.15	3.6	.23	3.2	1.8	<.05	6	4.3	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA



GGL Diamond Corp. PROJECT McConnell Property FILE # A602091

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
BL 87+50NW	1.6	47.0	5.4	49	.2	16.6	12.7	566	2.80	1.8	.8	15.3	.3	52	.2	.1	.1	71	.82	.093	9	38.2	.89	91	.069	1	1.73	.013	.09	.1	.03	2.2	<.1	.07	6	<.5	15.0
BL 88NW	.8	17.5	3.6	40	.2	16.4	8.8	368	2.05	1.2	.3	2.8	.4	43	.1	.1	.1	56	.54	.064	5	29.9	.72	71	.077	2	1.19	.011	.06	.1	.02	2.1	<.1	<.05	4	<.5	15.0
BL 88+50NW	.4	20.0	2.9	22	<.1	12.3	6.2	270	1.81	1.9	.3	5.3	.9	32	.1	.1	<.1	50	.41	.069	6	26.7	.41	57	.085	1	.87	.008	.05	.1	.01	2.1	<.1	<.05	3	<.5	15.0
BL 89NW	.4	15.2	3.5	31	.1	11.8	5.0	183	1.34	.8	.3	8.9	.3	40	.1	.1	<.1	39	.43	.041	5	27.2	.49	73	.069	1	1.06	.010	.03	.1	.03	2.1	<.1	<.05	3	<.5	15.0
BL 89+50NW	.8	19.7	4.4	37	.1	13.4	7.3	322	1.83	1.1	.4	2.8	.3	46	.1	.1	.1	58	.56	.070	6	29.9	.52	107	.067	1	1.29	.010	.05	.1	.02	2.3	<.1	<.05	4	<.5	15.0
BL 90NW	1.3	45.0	6.7	52	.3	21.1	10.3	298	2.60	1.8	.7	3.6	.3	60	.1	.1	.1	70	.64	.096	7	44.8	.61	202	.056	3	2.24	.013	.09	.1	.08	3.5	.1	<.05	6	<.5	7.5
BL 90+50NW	1.4	47.9	7.3	74	.3	23.9	10.9	503	3.12	2.0	.9	1.6	.2	72	.3	.2	.1	76	.73	.130	9	49.2	.78	247	.047	2	2.55	.013	.12	.2	.06	2.9	.1	.07	8	<.5	15.0
BL 91NW	.9	37.8	4.9	61	.2	25.2	12.6	429	2.76	1.6	1.0	4.6	.5	42	.2	.1	.1	70	.43	.103	10	52.7	.79	139	.054	1	2.36	.010	.05	.1	.07	3.6	<.1	<.05	6	.6	15.0
BL 91+50NW	2.1	40.1	7.5	77	.3	21.1	12.8	864	3.15	1.8	1.2	6.1	.3	77	.3	.1	.1	81	.99	.163	10	47.7	.69	196	.045	2	2.43	.013	.09	.1	.08	3.3	.1	.09	6	.7	7.5
BL 92NW	1.5	22.9	4.8	49	<.1	14.7	8.3	558	2.26	1.5	.6	4.3	.4	49	.2	.1	.1	61	.58	.094	7	34.2	.53	105	.060	1	1.56	.009	.06	.1	.04	3.0	.1	<.05	4	<.5	15.0
BL 92+50NW	.8	30.0	5.3	56	.2	16.6	10.0	444	2.76	1.6	.7	2.2	.3	66	.2	.1	.1	62	.80	.113	10	32.4	.73	129	.050	2	1.86	.011	.08	.1	.05	2.4	<.1	<.05	5	.5	7.5
BL 93NW	.4	14.9	3.4	29	.2	11.4	5.7	198	1.56	1.1	.3	3.8	.5	31	.1	.1	.1	46	.37	.074	6	25.2	.41	64	.065	1	.97	.007	.03	.1	.03	2.0	<.1	<.05	3	<.5	15.0
BL 93+50NW	1.6	14.8	4.3	61	.2	13.0	10.1	2505	3.05	1.3	.5	5.6	.2	51	.2	.1	.1	59	.67	.131	6	32.3	.55	125	.039	1	1.39	.009	.04	.1	.06	2.4	.1	.06	4	<.5	15.0
BL 94NW	.5	22.8	5.0	43	<.1	14.0	7.6	393	2.47	1.4	.5	2.2	.3	45	.1	.1	.1	62	.61	.102	7	32.6	.54	94	.058	1	1.31	.010	.07	.1	.04	2.6	<.1	<.05	4	<.5	7.5
BL 94+50NW	.5	17.9	4.0	40	<.1	14.1	7.5	412	2.08	1.6	.3	1.4	.5	34	.1	.1	.1	61	.39	.061	6	30.3	.50	99	.072	1	1.30	.009	.04	.1	.03	2.3	<.1	<.05	4	<.5	7.5
BL 95NW	.4	19.1	4.8	28	.1	11.2	4.9	186	1.39	.8	.4	5.8	.3	49	.1	.1	.1	42	.65	.098	6	27.6	.41	100	.039	1	1.09	.008	.04	.1	.05	2.1	<.1	<.05	3	<.5	15.0
BL 95+50NW	.4	27.8	5.6	31	.1	13.2	6.7	233	1.69	1.1	.4	4.3	.3	40	.1	.1	<.1	49	.44	.072	8	27.2	.52	113	.064	1	1.23	.010	.03	.2	.04	2.4	<.1	<.05	4	<.5	15.0
RE BL 95+50NW	.4	28.8	5.9	32	.1	13.2	6.8	248	1.71	1.1	.4	8.9	.4	40	.1	.1	.1	50	.45	.079	8	26.7	.54	113	.059	1	1.29	.010	.03	.1	.04	2.4	<.1	<.05	4	<.5	15.0
BL 96NW	.4	12.3	4.5	29	<.1	9.9	5.9	214	2.29	2.5	.3	4.8	.9	22	.1	.1	.1	63	.17	.049	5	29.2	.35	49	.098	1	1.80	.008	.02	.2	.03	2.8	<.1	<.05	4	<.5	15.0
BL 96+50NW	.3	15.1	4.8	22	.1	8.5	4.0	150	1.25	1.0	.3	24.8	.1	23	.1	.1	<.1	40	.21	.043	4	21.1	.33	49	.057	<1	1.01	.007	.02	.2	.03	1.4	<.1	<.05	3	<.5	15.0
BL 97NW	.6	28.1	5.6	42	.2	13.6	8.4	260	1.69	1.7	1.4	672.4	.6	42	.2	.1	.1	51	.53	.079	10	30.7	.43	124	.052	<1	1.37	.009	.04	.1	.05	3.3	<.1	<.05	3	.9	15.0
BL 97+50NW	.3	12.9	4.0	22	<.1	8.5	4.9	208	1.54	1.1	.2	10.4	.5	32	.1	.1	<.1	42	.36	.029	5	20.2	.33	43	.065	<1	.83	.007	.02	.1	.02	1.9	<.1	<.05	3	<.5	15.0
BL 98NW	1.1	22.5	7.9	48	<.1	11.4	8.4	1629	1.94	2.0	.3	6.3	.4	68	.3	.1	<.1	46	.91	.087	6	26.6	.39	115	.052	2	.98	.009	.06	.2	.05	2.6	.1	<.05	3	.5	7.5
BL 98+50NW	.6	28.9	4.7	33	.1	12.9	6.6	376	1.80	1.1	.5	6.3	.2	83	.1	.1	.1	42	1.02	.104	9	29.2	.44	97	.035	1	1.17	.009	.04	.1	.06	2.0	<.1	.11	3	.8	15.0
BL 99NW	2.0	35.6	10.0	68	.1	17.3	23.4	3063	3.26	2.4	.5	3.2	.3	104	.7	.1	.1	82	1.12	.123	7	34.5	.56	252	.034	1	2.02	.012	.07	.1	.04	2.7	.1	.06	7	<.5	7.5
BL 99+50NW	.4	17.1	3.6	27	<.1	11.5	6.8	208	2.22	2.3	.3	5.1	1.0	20	.1	.1	<.1	66	.18	.037	5	32.9	.34	46	.085	1	1.62	.005	.02	.1	.02	2.6	<.1	<.05	3	<.5	15.0
BL 100NW	.3	17.4	4.2	19	<.1	9.4	5.7	182	1.63	1.7	.3	39.1	.9	21	.1	.1	<.1	45	.20	.041	6	22.1	.31	44	.064	<1	1.16	.005	.02	.3	.01	2.7	<.1	<.05	2	<.5	15.0
BL 100+50NW	1.1	21.4	5.0	53	.2	18.7	10.8	395	3.25	2.4	.6	3.4	.4	38	.1	.1	.1	83	.37	.077	7	43.2	.77	81	.063	1	1.91	.008	.03	.1	.03	2.4	<.1	<.05	6	<.5	15.0
BL 101NW	.5	15.5	4.1	31	.1	11.0	5.5	235	1.88	1.5	.4	5.9	.4	42	.1	.1	.1	50	.47	.059	7	28.6	.40	67	.063	1	.88	.007	.03	.1	.02	2.1	<.1	<.05	4	<.5	15.0
BL 101+50NW	2.4	21.1	4.9	48	.1	16.7	13.7	1996	3.23	2.8	.4	1.3	.5	49	.2	.1	.1	73	.63	.087	6	28.7	.57	114	.060	8	1.59	.015	.05	.1	.04	2.9	.1	<.05	5	<.5	.5
BL 102NW	.3	23.5	4.2	25	<.1	12.6	6.9	228	1.84	1.3	.2	7.5	.8	32	<.1	.1	<.1	51	.40	.066	6	32.1	.46	61	.075	<1	.80	.009	.05	.3	.01	2.3	<.1	<.05	2	<.5	15.0
BL 102+50NW	.7	12.2	5.2	35	<.1	10.9	6.1	217	2.71	2.9	.3	3.5	.8	18	.2	.2	.1	66	.14	.057	6	30.8	.32	60	.095	6	1.82	.006	.02	.2	.03	2.2	<.1	<.05	6	<.5	15.0
BL 103NW	.6	8.0	6.6	32	.1	6.9	4.3	192	2.37	1.9	.2	7.3	.7	17	.1	.1	.1	63	.13	.066	4	22.1	.34	45	.104	7	1.36	.006	.04	.3	.03	1.6	<.1	<.05	7	<.5	15.0
BL 103+50NW	.8	10.7	6.9	28	.2	11.5	6.3	217	3.49	3.1	.3	40.2	.9	20	.1	.2	.1	90	.14	.086	5	35.6	.42	50	.140	4	1.55	.008	.02	.3	.04	1.8	<.1	<.05	9	<.5	7.5
STANDARD DS6	11.5	120.6	28.1	139	.3	24.8	10.6	685	2.75	20.9	6.3	47.1	2.9	38	6.1	3.5	4.9	51	.84	.079	12	180.5	.57	159	.076	18	1.84	.073	.15	3.5	.22	3.2	1.7	<.05	6	4.0	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data___ FA ____



ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
BL 10+400N 36W	1.0	43.8	12.8	65	.2	18.5	9.8	586	3.58	4.4	.8	3.1	.9	66	.2	.1	.2	83	.71	.078	15	43.5	.71	154	.089	2	1.83	.014	.10	.1	.03	2.5	.1	.07	11	.7	7.5
BL 10+450N 36W	.4	27.3	7.3	49	<.1	14.0	9.6	477	2.40	1.2	.4	1.8	.5	62	.2	.1	.1	65	.66	.042	6	31.1	1.13	82	.092	1	1.47	.010	.07	.1	.02	2.4	<.1	<.05	6	<.5	7.5
BL 10+500N 36W	1.0	19.6	5.2	33	.1	9.3	7.7	838	1.86	1.7	.5	2.6	.3	47	.2	.1	.1	46	.63	.086	7	19.9	.44	65	.033	1	.95	.015	.05	.1	.09	1.9	<.1	<.05	3	.5	15.0
BL 10+550N 36W	1.3	18.6	5.0	46	.1	14.1	7.3	686	2.18	1.8	.6	2.6	.5	48	.1	.1	.1	55	.71	.077	8	31.7	.46	104	.055	1	1.33	.009	.05	.1	.04	3.4	.1	<.05	5	.5	15.0
BL 10+600N 36W	1.4	22.4	7.0	49	.2	15.9	7.5	472	2.29	1.9	.7	2.8	.5	52	.1	.1	.1	64	.74	.082	10	39.3	.56	117	.062	1	1.59	.010	.05	.1	.04	3.9	<.1	<.05	5	.6	15.0
BL 10+650N 36W	2.1	25.6	8.1	53	.1	18.6	11.1	1049	3.32	2.7	.8	10.0	.7	61	.2	.1	.1	87	.79	.081	9	50.6	.63	133	.063	2	1.79	.013	.06	.1	.04	4.4	.1	<.05	6	.6	7.5
BL 10+700N 36W	2.6	24.2	6.1	49	.2	17.7	9.2	4276	3.22	2.3	.7	4.3	.6	55	.2	.1	.1	70	.71	.082	9	42.2	.54	178	.056	2	1.54	.012	.05	.1	.15	3.9	.1	<.05	5	.7	15.0
BL 10+750N 36W	1.9	27.2	5.8	46	.1	17.3	7.9	837	3.06	2.4	1.0	2.5	.6	53	.1	.1	.1	72	.69	.091	11	44.2	.55	119	.059	1	1.70	.010	.05	.1	.06	3.8	<.1	<.05	6	.8	15.0
BL 10+800N 36W	2.3	30.2	6.0	42	.2	16.5	7.3	1318	2.96	2.7	1.2	3.2	.7	54	.2	.1	.1	71	.65	.095	12	43.8	.52	145	.060	2	1.58	.012	.04	.1	.08	4.4	.1	<.05	5	.6	15.0
BL 10+850N 36W	2.7	28.1	7.9	56	<.1	20.2	10.6	1380	3.55	2.6	1.0	4.2	.9	65	.1	.1	.1	89	.74	.079	11	51.9	.67	164	.065	2	1.83	.012	.05	.1	.06	4.6	.1	<.05	6	.7	15.0
BL 11+000N 36W	.8	15.8	5.5	33	<.1	14.8	6.9	438	1.98	1.6	.4	3.8	.9	45	.1	.1	.1	60	.54	.061	7	36.1	.50	91	.081	1	1.29	.009	.04	.1	.03	3.6	<.1	<.05	4	<.5	15.0
BL 11+050N 36W	.8	17.4	5.5	38	.1	16.7	7.4	738	1.91	1.4	.5	2.7	.6	52	.1	.1	<.1	57	.65	.071	7	38.6	.55	106	.073	1	1.38	.010	.05	.1	.04	3.6	<.1	<.05	5	<.5	15.0
BL 11+100N 36W	.7	18.9	6.4	38	<.1	16.8	8.8	491	2.23	1.5	.5	3.0	.7	50	.1	.1	.1	66	.58	.043	8	38.6	.58	112	.088	1	1.54	.010	.06	.1	.03	3.9	<.1	<.05	5	<.5	15.0
BL 11+150N 36W	.4	15.2	6.4	33	<.1	16.6	7.5	373	1.93	1.5	.4	2.7	.6	43	.1	.1	.1	61	.54	.052	6	36.7	.59	91	.087	2	1.22	.010	.05	.1	.02	2.8	<.1	<.05	4	<.5	15.0
BL 11+200N 36W	.4	17.2	6.0	34	<.1	15.4	8.0	465	2.06	1.8	.4	4.0	.7	45	.1	.1	.1	63	.59	.063	8	36.2	.54	104	.081	2	1.35	.009	.05	.1	.03	3.2	<.1	<.05	4	<.5	15.0
BL 11+250N 36W	.4	18.8	6.7	33	<.1	15.7	8.1	325	2.08	1.8	.4	2.6	.7	45	.1	.1	.1	63	.54	.050	8	35.6	.54	111	.090	1	1.35	.010	.05	.1	.03	3.3	<.1	<.05	5	<.5	15.0
BL 11+300N 36W	.5	17.3	6.7	32	<.1	15.0	10.0	905	2.47	2.1	.4	3.1	.8	47	.1	.1	<.1	63	.58	.061	8	36.7	.51	104	.085	1	1.26	.010	.05	.1	.04	3.5	<.1	<.05	4	<.5	15.0
BL 11+350N 36W	.6	15.7	8.1	35	.1	17.6	13.8	823	2.76	3.7	.5	4.4	1.0	48	.1	.1	<.1	84	.59	.064	8	43.7	.56	125	.098	1	1.41	.010	.05	.1	.04	4.0	<.1	<.05	5	<.5	15.0
BL 11+400N 36W	.2	20.8	9.5	43	.1	17.3	7.9	249	1.72	1.5	.6	4.2	1.1	53	.1	.1	.1	68	.60	.056	9	47.0	.59	133	.094	2	1.56	.013	.05	.1	.15	4.6	.1	<.05	5	<.5	15.0
BL 11+450N 36W	1.0	14.7	8.8	32	<.1	14.1	17.4	1438	3.28	3.2	.4	6.5	1.0	47	.2	.1	.1	80	.55	.075	7	42.9	.49	98	.080	1	1.15	.010	.05	.2	.02	3.5	<.1	<.05	4	<.5	7.5
BL 11+500N 36W	.4	15.5	6.1	33	<.1	13.5	7.1	356	1.88	1.7	.3	3.7	.7	43	.1	.1	<.1	61	.52	.058	7	32.1	.47	90	.079	1	1.13	.009	.05	.1	.02	2.9	<.1	<.05	4	<.5	15.0
BL 11+550N 36W	.4	15.8	6.3	34	.1	14.5	7.9	378	2.01	1.6	.4	36.6	.7	46	.1	.1	<.1	62	.51	.056	7	33.2	.53	92	.086	2	1.30	.009	.05	.1	.02	3.2	<.1	<.05	4	<.5	15.0
BL 11+600N 36W	.3	23.1	24.8	38	<.1	20.7	10.2	527	2.61	2.4	.4	5.2	1.2	46	.1	.1	<.1	80	.58	.076	8	49.3	.70	102	.114	1	1.43	.011	.10	.1	.02	3.3	<.1	<.05	5	<.5	15.0
BL 11+650N 36W	.4	17.5	9.0	33	<.1	17.1	8.8	476	2.37	2.0	.4	85.4	.9	42	.1	.1	<.1	75	.56	.064	7	44.8	.56	94	.095	3	1.19	.011	.06	.1	.02	3.1	<.1	<.05	4	<.5	7.5
BL 11+700N 38 30W	.4	18.6	10.9	36	<.1	19.3	9.4	414	2.44	2.0	.4	67.9	.8	45	.1	.1	.1	75	.55	.082	7	45.4	.63	103	.090	1	1.34	.010	.07	.2	.02	3.2	<.1	<.05	5	<.5	15.0
BL 11+750N 38 30W	.3	18.7	8.3	43	.1	17.3	8.9	439	2.22	1.6	.4	1.8	.6	54	.2	.1	.1	66	.60	.054	7	40.7	.67	107	.091	1	1.41	.010	.06	.1	.02	3.3	<.1	<.05	5	<.5	15.0
BL 11+800N 38 30W	.3	11.7	6.5	25	<.1	12.2	6.8	272	2.09	1.5	.3	4.5	.6	35	<.1	.1	.1	72	.37	.038	6	38.7	.43	83	.094	2	.90	.009	.04	.1	.02	2.7	<.1	<.05	4	<.5	7.5
BL 11+850N 38 30W A	.3	17.6	5.1	36	<.1	14.1	7.3	406	1.86	1.9	.4	5.4	.8	53	.1	.1	.1	59	.61	.063	7	31.5	.50	102	.091	4	1.21	.009	.05	.1	.03	3.7	<.1	<.05	4	<.5	15.0
BL 11+850N 38 30W B	.3	14.9	5.8	37	<.1	14.8	7.3	351	2.03	1.7	.3	16.3	.9	54	.1	.1	.1	65	.59	.053	7	34.0	.53	99	.100	1	1.36	.010	.04	.1	.01	3.6	<.1	<.05	4	<.5	15.0
BL 11+900.6N 38 30W	.4	18.8	5.7	38	.1	16.7	7.5	356	1.92	1.6	.4	2.6	.7	57	.1	.1	<.1	61	.68	.066	7	34.8	.57	120	.085	1	1.34	.011	.06	.1	.03	3.8	<.1	<.05	5	<.5	15.0
BL 11+950.4N 38 30W	.2	16.8	4.9	35	<.1	14.2	6.5	288	1.87	1.7	.3	10.2	.8	50	.1	.1	.1	59	.57	.044	7	33.5	.49	97	.101	1	1.19	.009	.05	.1	.02	3.5	<.1	<.05	4	<.5	15.0
BL 12+050.1N 38 30W	.6	26.2	8.6	55	<.1	29.0	12.4	1343	3.44	3.0	.7	632.4	1.4	50	.1	.1	.1	98	.82	.108	10	68.9	.96	111	.117	2	1.78	.013	.17	.1	.03	4.5	.1	<.05	6	<.5	15.0
BL 12+000.2N 38 30W	.3	22.5	6.4	33	.2	16.0	8.8	394	2.42	1.9	.5	5.2	.5	53	.1	.1	.1	72	.69	.055	8	37.8	.55	101	.094	1	1.37	.011	.06	.1	.03	3.4	<.1	<.05	5	<.5	7.5
RE BL 12+000.2N 38 30W	.4	21.0	6.0	32	.1	14.9	8.1	381	2.28	1.8	.5	2.3	.5	47	.1	.1	.1	67	.64	.052	8	36.2	.53	96	.085	2	1.26	.010	.06	.1	.02	3.2	.1	<.05	5	<.5	7.5
STANDARD DS6	11.5	122.3	29.2	140	.3	24.8	11.0	699	2.84	21.4	6.1	48.0	2.9	39	5.9	3.4	4.8	56	.84	.078	13	185.8	.57	162	.080	17	1.90	.073	.15	3.5	.22	3.3	1.8	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample gm
BL 12+1000N 38 30W	.6	23.7	4.5	33	.1	14.6	7.4	491	2.15	2.2	.5	3.5	1.0	45	.1	.1	.1	64	.61	.069	9	32.6	.52	92	.082	2	1.29	.009	.05	.1	.03	3.9	<.1	<.05	4	<.5	15.0
BL 12+152.5N 38 30W	.5	19.5	5.0	39	<.1	14.3	7.4	440	2.14	2.0	.4	6.3	.8	51	.1	.1	.1	61	.67	.071	8	31.1	.53	95	.079	2	1.30	.010	.05	.2	.02	3.4	<.1	<.05	4	<.5	15.0
BL 12+200N 38 30W	.5	20.9	5.1	41	<.1	15.7	8.4	408	2.21	2.0	.4	1.3	1.5	39	.1	.1	.1	68	.38	.035	8	33.1	.61	90	.116	4	1.49	.012	.04	.1	.01	3.8	<.1	<.05	5	<.5	7.5
BL 12+250N 38 30W	.5	16.0	3.7	30	<.1	12.5	6.6	397	1.88	1.9	.4	2.9	1.1	41	.1	.1	<.1	54	.55	.087	8	25.5	.46	79	.082	2	1.02	.009	.05	.1	.04	3.1	<.1	<.05	3	<.5	15.0
BL 12+300N 38 30W	.4	20.6	4.3	34	<.1	15.0	7.4	481	2.03	1.7	.5	9.6	1.1	43	.1	.1	.1	58	.53	.067	8	31.3	.52	88	.086	3	1.22	.009	.06	.1	.02	3.5	<.1	<.05	4	<.5	15.0
BL 12+350N 38 30W	.5	22.0	5.4	48	.1	17.8	9.9	519	2.49	1.9	.5	2.2	1.0	50	.1	.1	.1	72	.64	.071	8	37.2	.71	109	.088	4	1.62	.010	.08	.1	.03	4.1	.1	<.05	5	<.5	15.0
BL 12+400N 38 30W	.2	18.6	4.3	28	<.1	15.3	7.4	331	2.07	2.2	.3	4.8	1.1	43	.1	.1	<.1	69	.53	.054	7	33.3	.52	70	.110	2	1.07	.009	.06	.1	.01	3.2	<.1	<.05	4	<.5	15.0
BL 12+450N 38 30W	.5	16.3	7.3	76	<.1	29.2	14.9	566	3.99	1.8	.4	1.6	1.1	47	.1	.1	.1	121	.50	.094	8	54.0	1.48	114	.191	2	2.55	.009	.38	.2	.01	2.9	.1	<.05	10	<.5	15.0
BL 12+500.2N 38 30W	.5	16.3	4.2	37	<.1	12.3	6.4	231	2.73	3.0	.3	2.2	1.4	25	.2	.2	.1	76	.26	.069	6	35.9	.37	66	.099	1	1.76	.008	.02	.2	.03	3.2	<.1	<.05	5	<.5	15.0
BL 12+550N 38 30W	.3	16.1	3.3	43	<.1	14.4	7.4	319	2.44	2.0	.4	5.3	1.2	39	.1	.1	<.1	74	.57	.077	7	34.3	.58	72	.111	1	1.10	.008	.14	.1	.01	3.6	<.1	<.05	4	<.5	15.0
BL 12+600N 38 30W	.3	25.7	2.5	46	<.1	25.9	11.3	653	2.61	1.7	.4	5.0	1.2	48	<.1	.1	<.1	77	.73	.119	8	48.7	1.04	95	.103	1	1.45	.008	.15	.1	.02	3.2	<.1	<.05	5	<.5	15.0
BL 12+650N 38 30W	.4	39.8	3.6	37	.1	19.8	10.7	516	2.30	1.5	.5	2.2	.9	48	.1	.1	.1	71	.64	.085	8	43.7	.78	88	.088	2	1.34	.008	.10	.1	.03	3.3	<.1	<.05	5	<.5	15.0
BL 12+700N 38 30W	.8	15.1	3.9	40	<.1	18.9	11.7	996	2.50	2.3	.8	5.4	1.5	59	.1	.1	.1	68	.65	.077	8	41.1	.59	147	.103	3	1.43	.011	.08	.1	.03	3.9	<.1	<.05	5	<.5	15.0
BL 12+950N 38 30W	.3	15.5	2.6	26	<.1	13.9	6.4	342	1.93	2.1	.3	40.4	.9	40	<.1	.1	<.1	61	.49	.056	6	33.5	.46	59	.081	1	1.05	.007	.03	.1	.01	2.6	<.1	<.05	3	<.5	15.0
BL 13+000N 38 30W	.4	21.0	3.7	26	<.1	13.5	8.3	559	2.26	3.2	.3	1.6	1.2	31	.2	.2	.1	72	.36	.053	6	34.6	.41	83	.084	3	1.37	.008	.02	.1	.01	3.1	<.1	<.05	4	<.5	7.5
BL 13+050N 38 30W	.3	12.4	3.2	25	<.1	12.3	4.9	172	1.34	1.4	.4	1.8	.6	33	.1	.1	.1	46	.35	.045	6	24.5	.36	105	.060	1	1.08	.008	.02	.1	.01	2.6	<.1	<.05	4	<.5	15.0
BL 13+100N 38 30W	.3	14.6	2.6	30	<.1	13.7	6.4	303	1.34	1.3	.4	30.0	1.0	40	.1	.1	<.1	46	.48	.054	8	25.6	.40	113	.078	2	1.17	.011	.02	.1	.02	3.1	<.1	<.05	4	<.5	15.0
BL 13+150N 38 30W	.4	8.6	3.4	14	<.1	6.4	3.5	154	1.07	1.3	.3	6.0	.6	25	<.1	.1	.1	41	.21	.014	5	18.9	.19	63	.081	1	.79	.006	.02	.1	.01	1.8	<.1	<.05	4	<.5	15.0
BL 13+200N 38 30W	.2	13.0	2.8	23	<.1	12.9	6.3	257	1.94	2.5	.3	10.2	1.1	24	.1	.1	<.1	66	.29	.049	5	30.7	.35	52	.084	2	1.04	.006	.03	.1	.01	2.8	<.1	<.05	3	<.5	15.0
BL 13+250N 38 30W	.6	18.1	4.1	33	.1	17.3	6.8	229	1.90	3.0	.6	2.4	1.0	34	.1	.2	.1	59	.41	.047	8	32.3	.44	76	.097	1	1.35	.009	.03	.1	.06	3.0	<.1	<.05	5	1.3	7.5
RE BL 13+250N 38 30W	.6	17.3	3.9	31	.1	17.2	6.6	232	1.88	2.9	.5	2.1	1.0	34	.1	.2	.1	62	.42	.047	8	32.2	.45	76	.102	2	1.41	.009	.03	.1	.04	2.9	<.1	<.05	5	1.3	7.5
BL 13+300N 38 30W	.4	19.6	3.2	26	<.1	14.5	6.9	309	1.97	2.9	.3	10.2	1.1	39	.1	.2	<.1	69	.51	.047	7	37.9	.39	96	.080	1	1.07	.011	.02	.1	.02	3.3	<.1	<.05	3	<.5	15.0
BL 13+350N 38 30W	.3	19.3	2.9	26	<.1	12.6	6.0	240	1.67	2.8	.4	1.6	.8	40	.1	.2	.1	55	.55	.054	7	32.3	.36	97	.064	1	1.00	.009	.02	.1	.02	3.2	<.1	<.05	3	.5	15.0
BL 13+400N 38 30W	.4	15.5	2.8	23	<.1	11.7	5.8	214	1.79	2.2	.3	4.3	1.2	31	.1	.2	.1	60	.39	.047	6	28.5	.33	61	.086	1	.98	.009	.02	.1	.01	2.7	<.1	<.05	3	<.5	15.0
BL 13+450N 38 30W	.5	21.3	3.6	32	<.1	14.6	8.8	349	1.97	3.1	.9	3.2	1.4	39	.1	.2	.1	64	.53	.049	10	36.2	.39	104	.075	1	1.14	.012	.02	.1	.03	3.7	<.1	<.05	4	.6	15.0
BL 13+500N 38 30W	.3	13.5	2.9	23	<.1	12.3	5.7	187	1.77	2.1	.3	4.8	1.1	24	.1	.1	<.1	56	.25	.037	6	28.7	.34	59	.084	1	1.35	.008	.02	.1	.01	2.7	<.1	<.05	3	<.5	15.0
BL 13+550N 38 30W	.4	15.5	3.4	31	<.1	15.1	9.2	240	2.23	2.6	.4	3.1	1.5	25	.2	.2	<.1	67	.22	.042	6	33.6	.41	73	.100	3	1.74	.010	.02	.1	.03	3.6	<.1	<.05	4	<.5	15.0
BL 13+850N 38 30W	.3	13.9	3.1	40	<.1	12.0	6.0	198	1.91	2.1	.3	5.9	1.0	25	.1	.2	.1	55	.27	.038	6	26.9	.37	55	.074	<1	1.35	.008	.02	.1	.02	2.7	<.1	<.05	4	<.5	15.0
BL 13+900N 38 30W	.2	14.4	3.0	25	<.1	13.2	6.2	265	1.84	2.3	.3	4.9	.9	29	.1	.2	<.1	59	.32	.037	6	28.0	.38	66	.080	1	.92	.007	.02	.1	.01	2.6	<.1	<.05	3	<.5	15.0
BL 14+100N 38 30W	.6	13.3	3.0	29	<.1	13.2	6.4	411	1.97	1.8	.3	4.1	.8	35	.1	.1	.1	60	.41	.046	6	27.7	.42	84	.072	3	.94	.009	.02	.1	.01	2.6	<.1	<.05	4	<.5	15.0
BL 14+140.4N 38 30W	.1	11.1	2.8	30	<.1	13.3	6.1	208	1.46	1.0	.3	2.2	1.4	34	.1	.1	<.1	41	.43	.049	6	26.9	.40	72	.089	8	1.06	.008	.02	.1	.02	3.0	<.1	<.05	3	<.5	15.0
STANDARD DS6	11.7	122.1	27.9	140	.3	24.7	10.9	699	2.82	21.1	6.3	47.4	2.9	39	6.0	3.5	4.8	56	.85	.080	14	183.8	.58	159	.080	17	1.91	.074	.16	3.4	.23	3.2	1.7	<.05	6	4.5	15.0

Sample type: SOIL PULP. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

Data FA

APPENDIX 2

CLAIM STAKING

APPENDIX 2

CLAIM STAKING

The methods of staking and holding mineral claims in British Columbia have changed enough in the last few years that it is appropriate to give here a brief summary of the claim history of the McConnell property (Figure 3). In 2005, claim staking in British Columbia changed from 4-Post Staking (made up of units 25 hectares in area) to Map Staking (Figure 3). For several years prior to this, for reasons of economy, the McConnell Creek property was decreased in size, and consisted of four mineral claims totaling 37 units (925 hectares). The pertinent claim data at that time was as follows:

Name	Tenure No.	Units	Record Date	Expiry Date
GG1	238421	12	June 9, 1981	July 20, 2005
GG2	238422	9	June 9, 1981	July 20, 2005
GG3	238423	4	June 9, 1981	July 20, 2005
Mc	303386	12	Aug. 21,1991	Aug. 21, 2005

In March 2004, the property was enlarged to approximately its original size by adding 4-Post claims to the northwest and southeast of the above claims to protect known geophysical and geochemical anomalies. Payment in lieu of work was applied to the above four claims and they were common-dated with the newly-staked claims so that the new expiry date was August 21, 2005. The old (legend) claims were then converted into the recently introduced Mineral Tenures. These are made up of cells which are approximately 17.8 hectares in area. Any surrounding new cells that were encroached upon by the old 4-Post claim units were incorporated into the new Mineral Tenure, thus making the property slightly larger than it was when it was staked in 1981 (Figure 3). By 2005, it was fully appreciated that the property, because of the increase in the prices of mineral commodities, the improved access to the area, and the data on the property accumulated since it was staked, had become a valid target for discovering a copper-gold-molybdenum porphyry deposit. Additional analyses

were done on some of the stored pulp rejects from a 1989 Placer Dome soil survey in order to provide additional detailed soil geochemical data at a low cost (Richardson, 2005). The costs of retrieving and analyzing these pulp samples were applied as assessment work on August 18, 2005. The report describing the analytical results was written in the 90-day period after the work was applied. This report entitled 'Geochemical Assessment Report on the McConnell Creek Property, Omineca Mining Division' was submitted on November 16, 2005. Finally, ground lying to the west of the copper showing was staked on October 28, 2005 to give additional protection to the showing (Mineral Tenure 521609). As a result of the above series of events, the property description was then as follows:

NAME	TENURE NO.	RECORD DATE	EXPIRY DATE	AREA
McConnell	507737	2005/FEB/23	2007/JUN/03	4453.841 hec.
COPPER	521609	2005/OCT/28	2006/OCT/28	424.384 hec.
				4878.225 hec.

The large amount of data resulting from doing additional analyses on available pulp rejects was cost and time effective and so a second program was done in 2006 using pulps from more widely-spaced samples collected by Belik in 1983 in the northern part of the property. The costs of writing the 2005 report entitled "Geochemical Assessment Report on the McConnell Creek Property" dated October 16, 2005 describing the 2005 analytical work, and of organizing and analyzing the 1983 Belik survey pulp samples in 2006, were applied as assessment work on October 24, 2006. As a result, the present claim status, subject to the approval of the report, entitled "The 2006 Soil Geochemical Analysis Program on the McConnell Creek Property" is as follows:

NAME	TENURE NO.	RECORD DATE	EXPIRY DATE	AREA
McConnell	507737	2005/FEB/23	2009/JUN/30	4,453.841 hec.
COPPER	521609	2005/OCT/28	2009/JUN/30	424.384 hec.
				4,878.225 hec.

APPENDIX 3

THE 2005 AND 2006 SOIL SAMPLE ANALYSIS PROGRAMS

APPENDIX 3

THE 2005 SOIL ANALYSIS PROGRAM

In 2005, it was decided to do additional analytical work on some of the soil sample pulp rejects that had been retained from the 1989 soil sampling program by Placer Dome (Deschenes, 1991). They had analyzed the soil samples for only Au, Ag, As, Cu, Pb and Zn. Analytical methods have improved significantly since that time, and many additional elements can now be determined readily. Pulp rejects from 1,605 soil samples were recovered from storage and analyzed by Acme Analytical Laboratories Ltd. of Vancouver, B.C. Acme used their GROUP 1DX procedure in which a 15.00 g sample is leached with 90 ml of 2-2-2 HCl-HNO3-H2O at 95°C for one hour. The resulting solution is diluted to 300 ml and analyzed by the ICP-MS method. The analytical results were plotted on a set of maps with a scale of 1:5,000. On these 2005 maps are also plotted the general geology, including the principal faults, and the axes of the conductors outlined by the 1983 VLF-EM survey in order to show the relationship between the soil geochemistry and the geology and geophysics (Belik, 1983).

THE 2006 SOIL ANALYSIS PROGRAM

The 2005 program of doing additional analyzing of available pulp rejects was cost and time effective in obtaining a great deal of geochemical data at a moderate cost. As a result, a similar program was done in 2006 using pulps from more widely-spaced samples collected in the area of the property north of Snowslide Creek by Belik in 1982 (Figures 3 to 5). A total of 1,713 stored pulp samples were analyzed using the same method as in 2005. The Geochemical Analysis Certificates are shown in Appendix 1, and the results for each of 33 elements are plotted on Figures 5(a) to 5(ag) which have a scale of 1:10,000. This scale was used for plotting earlier geological and geophysical survey data so now all the various types of data can be compared directly using a light table.

It is assumed that the three most important elements being investigated are Cu, Au and Mo and that the rest of the elements are of lesser immediate economic

interest but may be important in their own right or be useful in interpreting and prioritizing the various Cu, Au and Mo anomalies. As a start, the copper and gold soil anomalies have been compared with each of the other elements and the results have been summarized in Tables 5 and 6.

Table 5 is based on the distribution of Cu, and it was quickly apparent that the distributions of Cu and Mo are closely related. On Figure 5b, anomalous areas of Cu were lightly colored in red to rough in the anomaly shapes, and then purple boundaries were put around the anomalies where they were limited by background soil sample results. No boundaries were put where the anomalies were open. Using a light table, the Cu anomaly map was compared with the map of each other element to test whether the other elements have distributions similar to copper. A scale of 0 to 4 was used where 4 was assigned to areas with almost identical shape and distribution, and zero was assigned to the same area if it had no anomalous readings (Table 5). Gold was treated in the same way (Table 6). For the time being, the intensities of the anomalies are disregarded because of the inherent differences in their abundances. The assignment of these numbers is only semi quantitative, but the numbers are probably within one digit of being correct. The results are fairly consistent for some elements, e.g. Cu, Mo, Zn, Co, U, La, Hg and Ga. Other elements have a negative correlation with Cu. Some elements have good correlation with some of the Cu anomalies but not with others. The tables list the elements in the order that they are recorded on the Acme Geochemical Analysis Certificates (Appendix 1). The second column shows the number of the map on which each element is plotted.

The following figures have not been reproduced here due to size restrictions:

(5c) - Pb (ppm)
(5d) - Zn (ppm)
(5e) - Ag (ppm)
(5f) - Ni (ppm)
(5g) - Co (ppm)
(5h) - Mn (ppm)
(5i) - Fe (%)
(5j) - As (ppm)
(5k) - U (ppm)
(5m) - Th (ppm)
(5n) - Sr (ppm)
(5p) - V (ppm)

(5q) - Ca (%)
(5r) - P (%)
(5s) - La (ppm)
(5t) - Cr (ppm)
(5u) - Mg (%)
(5v) - Ba (ppm)
(5w) - Ti (%)
(5x) - B (ppm)
(5y) - Al (%)
(5z) - Na (%)

(5aa) - K (%)
(5ac) - Hg (ppm)
(5ad) - Sc (ppm)
(5af) - Ga (ppm)

TABLE 5 Comparison of various elements with Cu-in-Soil anomalies

Element	Map	Anomaly Numbers																			
Cu	5b	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Mo	5a	4	4	4	4	4	4	4	4	4	0	2	4	4	4	3	4	0	4	4	3
Pb	5c	3	0	4	1	1	3	4	4	3	0	2	4	4	4	3	0	0	4	0	4
Zn	5d	4	4	3	3	4	3	4	2	4	4	3	4	2	2	4	4	2	4	0	4
Ag	5e	1	2	3	4	0	4	4	4	3	1	2	3	4	3	0	1	2	4	0	4
Ni	5f	1	3	2	3	4	1	1	3	4	2	4	2	2	2	4	1	2	4	2	3
Co	5g	1	3	4	3	4	3	4	4	4	4	4	4	2	1	4	4	1	4	1	3
Mn	5h	1	3	2	2	1	1	3	4	4	1	2	0	1	2	1	1	0	4	1	3
Fe	5i	3	2	1	1	2	2	3	4	3	3	3	2	2	1	1	2	0	4	0	4
As	5j	1	3	3	3	4	1	3	2	3	3	2	4	0	1	0	4	0	4	1	2
U	5k	4	4	4	4	4	4	4	4	4	1	4	4	4	4	2	2	3	4	2	4
Au	5l	0	0	2	3	1	2	0	0	1	1	0	0	2	1	2	0	0	2	0	3
Th	5m	2	3	3	2	3	3	1	0	2	3	0	1	0	1	3	2	0	2	2	2
Sr	5n	1	1	3	4	4	2	4	3	4	2	4	1	3	3	3	4	4	4	1	1
Cd	5o	1	0	0	0	1	1	3	4	4	2	3	3	4	4	1	1	2	-	-	-
V	5p	3	3	3	4	4	4	1	3	3	3	4	3	3	2	2	3	0	4	0	3
Ca	5q	0	3	4	4	4	3	4	4	4	3	4	3	3	2	2	0	3	4	2	4
P	5r	1	4	2	2	1	4	4	4	4	4	3	3	2	1	1	0	4	4	0	2
La	5s	4	4	4	4	4	4	4	4	4	2	4	2	4	2	0	1	4	4	2	4
Cr	5t	3	3	2	4	3	2	0	4	4	4	3	1	2	2	4	2	0	4	1	4
Mg	5u	0	3	4	4	4	3	4	4	4	4	2	1	0	3	4	3	1	4	1	3
Ba	5v	2	3	3	4	4	2	3	4	4	4	4	3	3	3	0	0	1	4	1	0
Ti	5w	1	1	1	1	2	2	3	3	0	4	0	0	1	3	4	3	0	4	1	3
B	5x	4	4	3	4	0	2	4	3	4	2	3	0	4	3	0	0	0	3	2	0
Al	5y	4	3	4	3	4	4	4	4	4	3	3	2	2	3	4	4	1	4	0	3
Na	5z	1	2	3	2	1	1	4	0	4	0	4	4	1	0	0	0	0	0	0	0
K	5aa	4	1	2	3	4	3	4	4	4	4	4	3	3	3	4	0	1	4	1	1
W	5ab	0	1	0	0	0	0	4	0	1	1	2	2	4	4	0	4	0	-	-	-
Hg	5ac	0	1	1	4	4	4	4	0	4	1	4	3	3	2	0	4	1	3	0	4
Sc	5ad	4	3	4	3	4	0	3	0	4	3	3	4	0	3	4	3	2	4	0	2
S	5ae	0	0	1	4	2	1	4	3	4	0	1	0	1	0	0	0	1	-	-	-
Ga	5af	4	4	4	2	3	4	4	3	4	4	4	3	0	3	0	3	1	4	1	3
Se	5ag	0	1	2	4	2	2	4	3	3	1	0	0	0	0	0	1	1	-	-	-

TABLE 6 Comparison of various elements with Au-in-Soil anomalies

Element	Map	Anomaly Numbers																	
Au	5l	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Mo	5a	4	4	1	3	4	0	0	1	2	3	1	0	0	0	0	0	3	0
Cu	5b	4	3	3	2	4	0	0	3	0	1	1	0	0	1	0	0	4	1
Pb	5c	4	4	2	3	3	0	0	4	0	3	1	0	2	1	0	4	2	3
Zn	5d	4	3	2	4	4	0	1	1	2	1	3	0	0	2	0	0	3	0
Ag	5e	3	0	0	2	3	0	1	2	2	2	1	0	1	1	1	1	2	2
Ni	5f	4	3	1	3	4	0	0	1	3	1	2	0	0	1	0	0	3	0
Co	5g	4	4	2	2	3	0	0	1	2	0	3	0	0	0	0	1	2	4
Mn	5h	4	3	3	4	4	0	0	0	1	2	1	0	0	0	0	1	1	3
Fe	5i	4	3	2	3	4	0	1	2	2	1	3	0	1	1	0	1	4	1
As	5j	4	4	3	4	3	2	1	2	1	3	1	1	0	0	3	0	4	1
U	5k	4	3	2	3	3	0	0	3	3	2	1	0	1	1	0	2	1	0
Th	5m	4	3	3	4	4	1	0	1	0	2	1	1	1	1	3	2	4	4
Sr	5n	1	2	0	2	3	1	1	2	0	1	1	0	0	1	1	2	0	0
V	5p	4	4	3	3	2	1	3	3	3	3	3	3	0	1	2	3	4	1
Ca	5q	4	3	2	4	2	0	1	3	0	2	1	0	2	0	0	1	1	0
P	5r	4	3	3	2	2	0	1	2	1	2	0	0	2	1	1	1	2	0
La	5s	4	3	4	3	4	0	0	4	4	2	3	1	1	0	0	2	1	1
Cr	5t	4	3	2	2	3	2	0	3	4	4	1	0	0	0	0	1	3	1
Mg	5u	3	2	1	2	3	0	0	1	0	2	0	0	0	1	0	1	3	0
Ba	5v	2	3	1	2	3	0	0	1	0	1	0	0	1	1	0	1	2	0
Ti	5w	2	2	1	3	2	2	1	1	2	2	3	3	0	1	0	1	4	0
B	5x	4	2	3	4	4	1	1	1	0	1	1	1	0	2	1	1	0	1
Al	5y	4	2	1	2	4	1	1	2	4	3	1	0	1	1	1	1	4	0
Na	5z	0	2	0	1	1	0	2	0	0	0	0	0	0	0	1	0	0	1
K	5aa	1	2	1	3	3	0	0	2	0	0	0	0	0	2	0	1	2	0
Hg	5ac	4	4	4	4	4	1	1	1	0	1	0	0	2	0	2	1	1	0
Sc	5ad	4	3	1	3	4	0	0	1	0	2	0	0	0	0	0	1	2	2
Ga	5af	4	3	2	2	2	0	2	3	2	2	2	0	1	1	1	1	3	0


Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
Dike (Implied by magnetic data)
Regional Geology
Jurassic Fleet Peak Pluton- Monzodiorite and Diorite
Amphibolite Gneiss
Cretaceous Jenson Peak Batholith- Quartz Monzodiorite
0 0.5 1 2
kilometres
N
650.000 E
652.000 E
654.000 E
656.000 E
658.000 E
660.000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6.312.000 N
6.310.000 N
6.308.000 N
6.306.000 N
Mineral Tenure No. 521609
Gold Showing
King George Prospect
Copper Showing
PROFESSIONAL
PROVINCE OF
P.W. RICHARDSON
GDL DIAMOND CORP
McConnell Creek Property
COMPILATION MAP
Figure:
Date:22/8/2007
Office: van
Declination: 23°E
Drawing: 2007150sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
Scale:1:50,000
Fig. 4


Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
2006 Assays by Mo (ppm)
1.3 to 48.6 (384)
0.1 to 1.3 (1329)
2005 Assays by Mo (ppm)
3.55 to 56.1 (160)
0.1 to 3.55 (1436)
0 0.5 1 2
kilometres
CGL DIAMOND CORP
McConnell Creek Property
Soil Analyses Mo
Figure:
Date:22/8/2007
Office: van
Declination: 23°E
Drawing: 2007151sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
Scale:1:50,000
Fig. 5a
N
Gold Showing
Copper Showing
Mineral Tenure No. 521609
650.000 E
652.000 E
654.000 E
656.000 E
658.000 E
660.000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6,312,000 N
6,310,000 N
6,308,000 N
6,306,000 N
PROFESSION
PROVINCE OF
P.W. RICHARDSON
BRITISH



Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
2006 Assays by Cu (ppm)
40.38 to 415.7 (172)
2.5 to 40.38 (1541)
2005 Assays by Cu (ppm)
95.4 to 1044.1 (321)
4 to 95.4 (1275)
0 0.5 1 2
kilometres
N
Gold Showing
Copper Showing
Mineral Tenure No. 521609
Mineral Tenure No. 507737
650.000 E
652.000 E
654.000 E
656.000 E
658.000 E
660.000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6.312.000 N
6.310.000 N
6.308.000 N
6.306.000 N
PROFESSIONAL
PROVINCE
P.W. RICHARDSON
BRITISH COLUMBIA
ENGINEER
DIAMOND CORP
Figure:
Date:22/8/2007
Office: van
Declination: 23°E
Drawing: 2007149sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
McConnell Creek Property
Soil Analyses Cu
Scale:1:50,000
Fig. 5b



Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
2006 Assays by Au (ppb)
16.08 to 988 (172)
0 to 16.08 (1541)
2005 Assays by Au (ppb)
25.1 to 2,761.9 (160)
0.6 to 25.1 (1429)
0 0.5 1 2
kilometres
CCL DIAMOND CORP
McConnell Creek Property
Soil Analyses Au
Figure:
Date:22/8/2007
Office: van
Declination: 23°E
Drawing: 2007152sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
Scale:1:50,000
Fig. 5I
650.000 E
652.000 E
654.000 E
656.000 E
658.000 E
660.000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6.312.000 N
6.310.000 N
6.308.000 N
6.306.000 N
Mineral Tenure No. 507737
Mineral Tenure No. 521609
Gold Showing
Copper Showing
N



Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
Cu anomaly
Geophysics Legend
Weak VLF conductor
Strong VLF conductor
0 0.5 1 2
kilometres
McConnell Creek Property
Cu-in-Soil Anomalies
CGL DIAMOND CORP
Figure:
Date:22/8/2007
Office: van
Declination: 23°E
Drawing: 2007153sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
Scale:1:50,000
Fig. 6a
650,000 E
652,000 E
654,000 E
656,000 E
658,000 E
660,000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6,312,000 N
6,310,000 N
6,308,000 N
6,306,000 N
N
Mineral Tenure
Mineral Tenure
No. 521609
Gold Showing
Copper Showing
P.W. RICHARDSON


Legend
Pinchi Lake-Ingenika Fault
Claim Boundary
Road
Geological Contact
Au anomaly
Geophysics Legend
Weak VLF conductor
Strong VLF conductor
0 0.5 1 2
kilometres
McConnell Creek Property
Au-in-Soil Anomalies
LCL DIAMOND CORP
Figure:
Date: 22/8/2007
Office: van
Declination: 23°E
Drawing: 2007154sw
Author:
Projection: UTM Zone 9, (NAD 27 for Canada)
Scale: 1:50,000
Fig. 6b
Gold Showing
Copper Showing
Mineral Tenure No. 521609
650.000 E
652.000 E
654.000 E
656.000 E
658.000 E
660.000 E
6312000 N
6310000 N
6308000 N
6306000 N
6304000 N
6.312.000 N
6.310.000 N
6.308.000 N
6.306.000 N
N
PROFESSIONAL
PROVINCE OF
F.W. RICHARDSON
BRITISH COLUMBIA

END